Form 10-K, Exhibit 13
period 1993-12-31
BOWATER INC
filed 1994-03-31
CIK 743368

BOWATER
INCORPORATED
1993
ANNUAL
REPORT

BOWATER
DESCRIBED


The company is a producer of world-traded wood fiber products, which include virgin and recycled-content newsprint and directory papers, coated publication and book papers, groundwood specialties, market pulp and lumber. It is also a leading converter of communication papers for use in computers and other business applications. Pulp and paper products are manufactured at five mills: Calhoun, Tennessee; Catawba, South Carolina; Liverpool, Nova Scotia, Canada; and Great Northern Paper's mills at Millinocket and East Millinocket, Maine. All mills are integrated and are supported by over 4 million acres of owned and leased timberlands. Newsprint is produced at all these mills. A significant portion of Bowater's newsprint tonnage is made under joint-venture arrangements with two major publishers. Each publisher partner has a 49 percent voting interest in its joint-venture operation. Coated and uncoated groundwood papers for magazines, catalogs, printed promotional pieces, directories and other uses are produced at the Catawba, Millinocket and East Millinocket locations. Bleached kraft market pulps are manufactured at the Catawba and Calhoun mills and sold worldwide. Dimension lumber is produced at three sawmills in Alabama, Maine and Nova Scotia. Communication papers, mainly stock continuous computer forms, are converted at eight plants and sold nationwide.


Financial Highlights (in millions, except per-share amounts)
                                                     1993      1992
Net Sales                                          $1,353.7  $1,360.8
Operating loss                                        (63.3)   (74.1)
Loss before income taxes, minority
        interests and cumulative effect of
        changes in accounting principles             (109.0)   (172.0)
Effect of changes in accounting principles               --      10.9
Net loss                                              (64.5)    (82.0)
Net loss per common share                             (1.84)    (2.34)
Average common shares outstanding                      36.4      36.1
Dividends paid per common share                     $   .75    $ 1.20
Total assets                                        2,726.2   2,881.6
Common shareholders' equity                           732.5     818.0
Total debt                                          1,120.2   1,134.3
Total debt as a percent of total capitalization        48.0%     45.9%



Table of Contents
Chairman's Letter                        1
State of the Industry                    2
Operations Map                           6
Segment and Nominal
        Annual Capacity Information      8
Business and Financial Review            9
Consolidated Financial Statements       15
Notes to Consolidated
        Financial Statements            19
Management's and Auditors' Statements   29
Financial and Operating Record          30
Directors and Officers                  32
Shareholder Information  Inside back cover
Directory                      Back cover

CHAIRMAN'S                                          (Photo)
LETTER
Bowater's performance in 1993 was unsatisfactory, and we are taking steps to improve our results.

Continued economic uncertainty, combined with overcapacity in our major product lines, caused markets to remain weak in 1993. For the twelve months of 1993, Bowater incurred a net loss of $64.5 million, or $1.84 per share, on sales of $1.35 billion.
This compares to a net loss for 1992 of $82.0 million, or $2.34 per share.

The newsprint segment of our business continued to suffer from oversupply and essentially flat demand. The company responded to the situation by reducing capacity by 264,500 tons. Most of the reduction was achieved by shifting production from newsprint to higher margin grades.

Total purchases of coated groundwood papers increased by 3.7 percent in 1993, but domestic shipments decreased by 1.5 percent. Favorable exchange rates and overcapacity in Europe encouraged overseas producers to increase exports to the U.S. market by an estimated 74 percent. As a consequence, prices, after having strengthened, weakened during the latter part of the year. A price increase that went into effect July 1 has essentially been eliminated.

The lack of economic growth in Europe and Japan, combined with excess industry supply, resulted in weak pulp markets during most of 1993.

The communication papers segment once again faced intense competitive pressure as a result of weak demand and overcapacity. Because of this, we continued our efforts to differentiate ourselves from our competitors by developing new products through vertical integration with our mill at Calhoun, Tennessee. Indications are that these actions have been successful and have resulted in improved corporate profitability and cash flow.

Although we cannot control the prices of our commodity grades, we can influence areas that affect our competitiveness and financial strength. Actions taken or announced in 1993 included a 50 percent reduction in the common stock dividend; closure in 1994 of older, higher-cost operations at our Millinocket, Maine, mill; a planned 10 percent personnel reduction program by the end of 1994; and the consolidation of the Darien, Connecticut, and Greenville, South Carolina, corporate offices. We also sold approximately 70,000 acres of non-strategic timberlands as well as some other assets, resulting in $73.3 million in cash and $32.6 million of net income. Sales of non-strategic assets will continue in 1994.

To strengthen our balance sheet and provide funding for essential capital projects, we sold two issues of preferred stock for approximately $193.5 million in February 1994.

Other notable events affected us in 1993. Our second recycling facility, located at the East Millinocket, Maine, mill was completed ahead of schedule and within budget. This plant will produce 350 tons per day of recycled fiber when fully operational.

The Communication Papers Group introduced a pro-prietary environmental computer paper known as EW-20(Register mark) which contains 20 percent post-consumer or comparable recovered material.

We are particularly proud of the Southern Division in Calhoun, Tennessee, for its repeated shattering of world safety records with over 5 million continuous safe hours at a newsprint mill. We congratulate Great Northern for receiving the American
Forest and Paper Association's Environmental and Energy Achievement Award for Energy Management and Innovation associated with its hydroelectric system.

James White and Kenneth M. Curtis are welcome additions to our Board. Their contributions have already been substantial. We further wish to acknowledge Sir Derek Mitchell, who retired in May 1993, for his many years of distinguished service.

Although it is easy to be pessimistic about the prospects for 1994, there are signs that our markets may be improving. Newsprint consumption for the last two months of 1993 was up about 2.0 percent while the supply/demand ratio has come into balance so that the climate for price increases has now been created. Improved demand and worldwide industry downtime permitted us to increase market pulp prices in January 1994.

As economic conditions improve in Europe, we should see a decline in lightweight coated groundwood paper exports to the U.S. market. This combined with an improving U.S. economy plus the absence of any new North American capacity should lead to better operating rates for lightweight coated groundwood papers and hopefully improved pricing.

Bowater's greatest strength has always been its people. I believe we have some of the brightest and most dedicated employees in the industry. You see a representative sample portrayed throughout this year's report. Their ongoing support and hard work are critical to the restoration of sustained profitability. We thank our employees and other shareholders for their continued patience and commitment.

(Signature of Anthony P. Gammie)
Anthony P. Gammie
Chairman and Chief Executive Officer
March 13, 1994

STATE OF THE
INDUSTRY

The pulp and paper industry has just completed the third year of a severe downturn in its business cycle. A combination of weak demand resulting from worldwide economic slowdown and excess industry supply has caused selling prices for most grades of paper to decline from the record levels reached in the late 1980s.

Through December 1993, the U.S. economy has recorded 11 successive quarters of growth in Gross Domestic Product (GDP), but advancement has occurred at a rate roughly half that of previous recoveries.

Economic conditions in other major industrial regions of the world, notably Europe and Japan, have also been lackluster for the past three years. Recovery in these economies is also occurring at a slower pace.

An analysis of market conditions for major industry sectors of relevance to Bowater's operations follows.

Newsprint
Worldwide demand for newsprint in 1993 is estimated to have reached
33.0 million metric tons, a slight increase over 1992. In approximate terms, North America accounts for 40 percent of world newsprint demand; Europe, 29 percent; the Asian, African and Oceanic nations combined, 26 percent; and Latin America, 5 percent.

During the past three years, stagnant economies in the major markets of the world have kept global growth in newsprint consumption at low levels. Further affecting the world market was a glut of new production, brought on by high levels of demand during the mid-1980s. Since 1988, an additional 4.5 million metric tons of newsprint has entered the market. The combined result of these factors was a severe decline in newsprint selling prices.

As the world's largest consumer of newsprint, the United States dominates the North American market. Demand has traditionally been served by U.S. and Canadian paper mills. Over the past two decades, U.S. producers have increased their newsprint manufacturing output to the point that they now supply about half the domestic demand, up from only one-third 15 years ago. Although the Canadian share of the U.S. market has gone down, Canada continues as the world's leading producer of newsprint.

North American newsprint production capacity totals about 16.2 million metric tons annually, and the top three producers account for nearly 28 percent of the total North American production.

During most of the 1980s, U.S. and Canadian newsprint producers profited greatly from the world's economic expansion. From 1980 to 1987, total North American demand grew by a healthy 21 percent. Global operating rates peaked in 1987-1988 at 93 percent. This successful performance attracted substantial investment in new newsprint machines, the output of which the world's markets are just now absorbing. In North America alone, 12 new machines began operation during 1989-1991. At the same time supply was expanding, the U.S. economy began to weaken.

(Capacity and Shipments bar graph appears here--see appendix)

Total North American newsprint demand increased slightly from 1989 to 1990, but fell by 6 percent in 1991. At that point, excess newsprint capacity was estimated to exceed 2.0 million metric tons. In order to keep machines running and to maintain market share, producers increased discounts from list prices.

North American demand rebounded slightly in 1992, up 2 percent. The outlook appeared somewhat brighter entering 1993, though recovery stalled during the second quarter. Supply quickly overtook demand; prices fell once again and a number of producers announced production cutbacks.

The end of this prolonged down cycle now appears in sight. Nearly all North American newsprint output

(Photos--see appendix)
entering the market since 1988 is
currently being absorbed. More importantly, no new machines have been announced in North America, and some closures have occurred. The next two to four years should show marked improvement for North American producers.

The newsprint markets of Western Europe face the same problems as those of North America, namely increasing supply and weakening demand. European economies are emerging from recession at a slow pace, thereby keeping consumption growth at low levels.
Between 1988 and 1992, Western European newsprint manufacturing capability rose 18 percent, to 9.6 million metric tons. Demand, however, increased only 6.2 percent, to 8.0 million metric tons during that period.

Despite this, some slight gains were made in 1993. After two consecutive years of small declines, newsprint demand managed an estimated 0.7 percent increase for 1993. Growth was supported by inventory rebuilding as publishers took advantage of low prices. An additional factor was an increase in advertising paging in the large United Kingdom market. This positive trend is expected to continue, along with a favorable outlook for newspaper inserts. These factors, in concert with a predicted rise in incomes in southern Europe and eastern Germany, are expected to keep newsprint growth at a pace exceeding that of the overall European economy during the balance of this decade.

Newsprint demand in Asia, Africa and Oceania grew 22 percent between 1988 and 1993, to an estimated 8.3 million metric tons. With the exception of Japan, most countries of this region contributed to this increase.

Weak economic conditions hampered growth in Japan in 1993. This translated to an estimated 7.6 percent decline in newsprint consumption in 1993 following a 3.1 percent drop for 1992. The
Japanese economy is forecast to begin expansion during 1994, but newsprint demand growth will probably not match the healthy rates of the late 1980s.

Other areas of the Far East have produced strong growth. In 1993, demand advanced an estimated 9.1 percent on top of an 11.4 percent rise the previous year. These increases were propelled by rapidly rising personal incomes as local economies expanded. GDP growth in areas such as Indonesia, Malaysia and Taiwan ranged from 5.9 percent to 7.4 percent in 1993 and is predicted to increase further in 1994.

Latin America is another area registering strong gains in newsprint consumption. Fueled by healthy gains in population and GDP, consumption grew an estimated 5.1 percent in 1993. Many countries in this region of the world are also benefiting from recent movements toward free markets.

Coated Groundwood Papers
This market is dominated by North American and European producers, with Japanese manufacturers running in third place. There are about 10 major producers in North America, with annual production of approximately 5.2 million short tons. The three largest American and Canadian producers have an approximate 40 percent share of the North American market.

(Groundwood Papers Capacity and Shipments bar graph appears here--see appendix)

In 1993, U.S. demand grew by a respectable 3.7 percent due primarily to strong demand for catalogs, coupons and advertising inserts.
Magazine advertising pages, an important determinant of coated groundwood sales, grew by a modest 1.2 percent. In all, North American producers shipped 4.9 million short tons of coated groundwood paper in 1993, down 0.6 percent from last year.

European inroads to the North American market were much more pronounced in 1993. With the major European economies showing slower growth for the past three years, an increasing share of their production has been directed to the U.S. market. Annual
European consumption of coated groundwood papers approximates 5.0

(Photos appear here--see appendix)

STATE OF THE
INDUSTRY CONTINUED

million metric tons. Production is just over 7.0 million metric tons, providing a substantial amount of tonnage for export. Favorable exchange rates have given European producers added impetus to ship to the U.S. market. As a result, virtually all of the growth in U.S. demand during 1993 was absorbed by increased supply from Europe, thereby placing additional pressure on selling prices.

Japanese manufacturers have made significant investments in coated groundwood, and their capacity is now about one-third that of the U.S. Between 1986 and 1993, Japan's annual capacity of coated groundwoods tripled to 1.2 million metric tons, resulting in current market conditions similar to those in North America.

The primary international coated groundwood producers are looking to the next few years with greater optimism. No new machines will be coming on stream in the major producing countries of the world during at least the next two years. Improving
European and U.S. economies should by then yield a better supply/demand ratio and improved operating rates.

(Grounwood Speciality Papers Capacity and Shipments bar graph appears here--see appendix)


Directory Paper
Consumption growth patterns in directory are determined by such factors as advertising volume in yellow pages and the number of household and business formations. During the past three years, global demand for directory paper has remained flat due to a maturing of the yellow pages market, generally depressed business conditions and increased competition from electronic media. These factors are most pronounced in the more highly developed regions of the world.

The North American market slowed considerably during the early 1990s as the yellow pages directory business matured. Additional capacity has recently entered the market, as newsprint manufacturers shifted production to directory grades in search of higher margins. Demand was flat during 1993, with total directory paper shipments by U.S. and Canadian suppliers totaling approximately 750,000 short tons.

Future growth in North American consumption is expected to be small due to market saturation, tight circulation control and inroads from electronic systems.

As a result, exports of directory paper are increasing in importance for major North American suppliers. Less developed areas of the world, such as Mexico, South America, the Far East and emerging countries of Eastern Europe, offer the greatest growth potential. High population growth rates in many of these areas will result in the use of additional telephones, thereby increasing directory demand. Recent trends toward market-driven economies and privatization of industry also bode well for growth in directory paper consumption.

Stock Computer Forms
Throughout the 1990s, the business forms industry has faced recession-induced weak demand and excess industry output. The dollar value of U.S. sales of stock continuous computer forms reached a high in 1990 of $1.97 billion and has declined each year since. Sales expressed in terms of tonnage have remained essentially flat year-to-year. Utilization rates during the past three years have averaged between 59 percent and 62 percent.

Many of the problems facing the forms industry today stem from the maturity of certain of its products. While there are good growth prospects for newer items such as pre-printed cutsheets, pressure-sensitive labels and electronic forms, the industry's core products have reached maturity.

The cost of forms bond paper, the principal raw material for stock computer forms, remains the determining factor in the profitability of the products converted from it. Since a substantial supply overhang continues in this

(Photos appear here--see appendix)
paper grade, cost and
end-product prices and margins have dropped steadily since 1989.

The outlook for the business forms industry, including the continuous stock forms sector, is one of continuing high levels of competition, as total demand is not forecast to increase.

Market Pulp
The three primary market pulp consuming regions of the world today are the United States, Western Europe and Japan, with South America becoming an increasingly significant factor. Annual global demand for market chemical paper grade pulps in 1993 is estimated at 28.1 million metric tons, an 11 percent increase since 1990.

Prior to 1990, the major producers of market pulp tended to be located in North America and Scandinavia. Historically, these regions have accounted for about two-thirds of the world's production. During the 1986-1988 period, North American and
Nordic producers (Norscan) enjoyed very profitable market conditions, with operating rates ranging from 93 percent to 98 percent. This performance spawned significant capacity expansions around the globe. Between 1990 and 1993, the world's annual paper grade pulp production capability grew 14 percent, to 33.0 million metric tons.

Although some of this new production was offset by permanent shutdowns of older mills and extended closures, by 1993 world supply of all grades of pulp was estimated to exceed demand by 4.9 million metric tons annually. Further, much of the new output came from low-cost areas of the world such as Brazil and Chile, placing additional price pressures on traditional suppliers. Compounding the problem of excess supply have been serious slowdowns in the European, U.S. and Asian economies over the past three years. As a result, average selling prices during 1993 dropped to less than half the peak levels reached in 1989.

There is recent evidence, however, that the pulp market is gaining strength, at least in the short-term outlook. Positive signs include raw material shortages, pulp capacity reductions and generally improving economic conditions.

Beginning in late 1993, a lack of wood supply in certain parts of the world and mill closures tightened supply. This shortage stemmed from such varied factors as turmoil in Russia, which restricted wood supplies to Scandinavian mills; production cutbacks in Iberia; restrictions on cutting of tropical hardwoods in Indonesia and increased government regulations on cutting on federal and crown lands by the governments of the United States and Canada.

(Chemical Grade Market Pulp, Norscan Shipments bar graph appears here-- see appendix)

Placing additional pressure on supplies has been the substitution in Japan of imported market pulp for domestic production, which has become relatively costly due to the strength of the Japanese yen.

In addition, customer inventories are at very low levels. Many customers operated throughout 1993 with very lean inventories, anticipating further price declines. As a result of the recent strengthening of the pulp market, prices have begun to rise without objection from the marketplace.

Longer term, the outlook is guardedly optimistic. Growth in world demand is expected to outpace capacity additions, thereby bringing the supply/demand ratio into better balance. This is expected to be a slow process, however, and the outlook is varied, depending on region. Economic expansion in the U.S. is proceeding at a more rapid pace than most other highly industrialized nations and should contribute to growth in pulp consumption. Recovery in Western Europe has been slower than previously assumed, and improvement is expected to be gradual. Continued weakness in the Japanese economy caused decreases in paper and board consumption during the past two years, but market pulp demand increased an estimated 2.1 percent in 1993, much of it supplied by North American producers.

(Map appears here--see appendix)

(Map appears here--see appendix)

SEGMENT INFORMATION
Bowater Incorporated and Subsidiaries

                                                                     Depreciation,      Capital
                                                        Operating  Amortization and  Expenditures,
                                               Net         Income  Cost of Timber      Including       Identifiable
(In thousands)                               Sales         (Loss)      Harvested     Timberlands            Assets
Year ended December 31, 1993
Pulp and paper and related products     $1,329,173      $(32,759)       $155,238        $117,835        $2,311,588
Communication papers                       191,769        (6,419)          7,485           2,741           122,058
Distribution costs                        (142,413)           --              --              --                --
Corporate                                       --       (24,154)            363           1,195           292,532
Eliminations                               (24,845)           --              --              --                --
        Total                           $1,353,684      $(63,332)       $163,086        $121,771        $2,726,178
Year ended December 31, 1992
Pulp and paper and related products     $1,298,898      $(46,138)       $153,890        $137,100        $2,560,480
Communication papers                       207,523        (2,277)          7,734           2,399           132,851
Distribution costs                        (133,051)           --              --              --                --
Corporate                                       --       (25,693)            286              --           188,270
Eliminations                               (12,552)           --              --              --                --
        Total                           $1,360,818      $(74,108)       $161,910        $139,499        $2,881,601
Year ended December 31, 1991
Pulp and paper and related products     $1,033,627      $108,496        $123,466        $156,249        $2,575,049
Communication papers                       254,890        14,361           8,299           3,343           138,347
Distribution costs                         (98,112)           --              --              --               --
Corporate                                       --       (19,142)            261              63           66,623
        Total                           $1,190,405      $103,715        $132,026        $159,655       $2,780,019

NOMINAL ANNUAL CAPACITY AND PRODUCTION
by grade and mill

                                               Annual             1993
(In short tons)                              Capacity       Production
Newsprint and uncoated groundwood papers
        Calhoun, Tennessee                    839,000          836,177
        Catawba, South Carolina               260,300          240,623
        Liverpool, Nova Scotia                264,600          263,306
        Millinocket, Maine                    154,200(1)       154,207
        East Millinocket, Maine               285,000          276,824
Coated publication paper
        Catawba, South Carolina               350,700          333,490
        Millinocket, Maine                    138,300          121,425
Market pulp
        Catawba, South Carolina               268,600          256,599
        Calhoun, Tennessee                     66,800           42,438


1. Annual capacity of approximately 40,000 tons will be eliminated on or about July 1, 1994.

BUSINESS
AND FINANCIAL
REVIEW


Results of Operations

Financial results for 1993 and 1992 include the operations of Great Northern Paper, Inc., (GNP) acquired at the end of 1991.

Net sales for 1993 totaled $1.35 billion, approximately equal to 1992 net sales of $1.36 billion. The operating loss for 1993 was $63.3 million, compared to an operating loss of $74.1 million in 1992.

Contributing to the reduction in operating loss in 1993 were higher selling prices for the company's two main products: newsprint and coated paper. These gains were partially offset by lower selling prices for pulp.

Throughout 1993, the company suffered the lingering effects of a three-year global economic slowdown. Consumer confidence remained low due to employment security concerns, while advertising expenditures, a key indicator of business conditions, remained weak during 1993. In addition, excess capacity continued to plague the markets for Bowater's primary products, hampering efforts to obtain needed price increases.

(Cash Dividends Paid on Common Stock bar graph--see appendix)

As a result of the continuing poor market conditions, management implemented a program to review all aspects of the company's operations in an effort to reduce costs and improve cash flow. During 1993 a number of activities were undertaken. The consolidation of the Darien, Connecticut, corporate office with the operations in Greenville, South Carolina, was completed. Commencing with the dividend paid April 1, 1993, the Board of Directors reduced the dividend per share of common stock to $.15 per share from $.30 per share, resulting in an annual savings of approximately $21.0 million.

In August 1993, the company announced the closure of certain obsolete facilities at the Millinocket, Maine, mill and the resulting elimination of approximately 200 positions. In November 1993, the company announced the additional elimination of approximately 450 positions companywide to be completed by the end of 1994. Total savings associated with both these decisions are estimated at approximately $40.0 million per year. When completed, the announced personnel actions will represent a reduction of approximately 10 percent in Bowater's work force.

Finally, during 1993, the company sold approximately 70,000 acres of non-strategic land holdings and properties in Alabama, Georgia, Mississippi, Ohio and South Carolina. The company's cost reduction and cash conservation programs will continue into 1994.

Bowater recorded a net loss of $64.5 million, or $1.84 per share, in 1993 compared to a loss before accounting changes of $92.9 million, or $2.64 per share, in 1992. After accounting changes, 1992's net loss was $82.0 million, or $2.34 per share.

The net loss for 1993 included a pre-tax charge of $20.0 million, or $.34 per share after tax, for the restructuring at GNP and the phased elimination of the additional 450 positions companywide by the end of 1994. Also included in the net loss for 1993 was a $6.0 million deferred tax expense, or $.16 per share, reflecting higher deferred tax liabilities resulting from an increase in federal corporate tax rates. Offsetting these additional charges was the sale of $73.3 million of non-strategic real property holdings, resulting in $32.6 million of net income, or $.90 per share.

During 1992, Bowater recorded pre-tax charges against income of $12.3 million, or $.21 per share after tax, for expenses related to a write-off of non-operating equipment; $5.0 million, or $.09 per share after tax, for expenses related to a corporate restructuring and relocation; and $34.9 million, or $.59 per share after tax, for adoption of an accounting standard covering postretirement benefits, primarily health care. The company also adopted a new accounting standard for income taxes, which added $32.3 million, or $.89 per share, to the net results.

Net sales in 1991 totaled $1.19 billion, and operating income was $103.7 million, representing decreases of 7.7 percent and 40.7 percent, respectively, from the strong results of the prior year. The beginning of the global economic slump was felt by the company as prices for major products, particularly market pulp and coated paper, weakened from 1990 levels.

Segment Performance

The company's operations are divided into two primary segments: Pulp and Paper and Related Products, and the Communication Papers Group. The Pulp and Paper and Related Products segment includes the company's uncoated groundwood papers (newsprint, directory paper and specialty papers); lightweight coated groundwood

BUSINESS AND FINANCIAL REVIEW Continued
Bowater Incorporated and Subsidiaries


paper; hardwood and softwood market pulp; timber and lumber. The
Communication Papers Group converts and distributes continuous stock computer forms and other business communication papers. Following is a detailed review of the results from major product lines within these segments.

Newsprint

Bowater is the United States' largest supplier of newsprint, which remains the company's primary product line.

The combined effect of poor market economics and substantial overcapacity in the industry caused the company's newsprint results to decline each year from 1989 through 1992. In 1991, domestic consumption of newsprint dropped 6 percent, the largest single year decline since 1974-1975. Average transaction prices realized by Bowater in 1991 were just slightly below 1990 levels, but fell by 16 percent in 1992 compared to 1991. The company's newsprint tonnage shipments in 1992 increased by 31 percent over 1991, due mainly to the availability of tonnage from GNP acquired at the end of 1991. During 1992, the company doubled newsprint exports, mainly to areas of the world with higher demand growth rates than North America.

The downward spiral in newsprint prices was temporarily halted in the first quarter of 1993, as U.S. consumption increased by 3.2 percent over the first quarter of 1992. The U.S. economy began to show signs of steady albeit slow growth, and publishers started to build inventories in anticipation of possible labor strikes in Canada. However, by the end of the second quarter, U.S. consumer confidence weakened, leading to a drop in advertising, and additional tonnage entered the U.S. market from overseas, adding to already high inventory levels. Finally, Canadian producers signed new labor contracts, thereby eliminating the possibility of strikes in 1993. As a result, the company's average transaction price for newsprint, after increasing 6.4 percent through the first half of 1993, ended the year
4.1 percent higher than the previous year.

Bowater announced a number of steps during 1993 to improve its competitive position in the newsprint market. At GNP in Millinocket, Maine, a phased shutdown of the mill's woodyard, stone groundwood pulping facilities and a small uncoated groundwood paper machine will remove obsolete, high cost facilities in 1994. The company also reduced its annual maximum newsprint production by 264,500 short tons, or 16 percent. This was accomplished by shifting 178,000 tons to the production of higher margin grades of paper and shutting down 86,500 tons. As a result, the company's tonnage sales of newsprint declined approximately 12 percent in 1993 compared to 1992.

(Newsprint Sales bar graph appears here--see appendix)

The ability to supply substantial amounts of high quality recycled newsprint is becoming increasingly important in today's environmentally conscious marketplace. Bowater's position was enhanced in 1993 by the successful completion and startup of its second newsprint recycling plant. Located at GNP's East Millinocket, Maine, site, the new facility is scheduled to reach full operation in late 1994. At that point, it will use about 175,000 short tons of old newspapers, old magazines and old telephone directories each year. GNP's new facility is similar in design to the company's Calhoun, Tennessee, recycling plant, which was completed in August 1991.

After suffering the damaging financial effects produced by the introduction of 12 new North American newsprint machines between 1989 and 1991, the industry is looking to the future with guarded optimism. Total U.S.and Canadian newsprint capacity at the end of 1993 was approximately 17.8 million short tons, slightly less than in 1992. Further, no new machines are expected in the U.S. before 1996. During the past four years, more than 1.6 million short tons of Canadian newsprint and uncoated groundwood have been removed from the market. Although much of this tonnage has been replaced by new output, total Canadian production is not expected to increase substantially over the next three years.

With the U.S. economy finally showing signs of sustained recovery, and the supply/demand ratio moving toward equilibrium, the next two to four years should produce improved results for newsprint manufacturers. In December 1993, Bowater announced, as have many other major East Coast producers, a 7 percent reduction in discounts allowed off list price, effective March 1994. No assurance can be given, however, that a price increase can be achieved.

Directory and Uncoated Specialties

With the December 1991 acquisition of GNP, the company added important new grades such as directory paper, used for telephone books and yellow pages, to its product mix. The acquisition also expanded
Bowater's production capacity of uncoated groundwood specialties, used in television listings and newspaper advertising inserts.

The company's tonnage sales of directory paper rose 60 percent in 1993 compared to 1992. This increase stemmed mainly from the company's decision to shift newsprint manufacturing capacity to higher margin directory grades.

Export tonnage increased more than fivefold in 1993, as Bowater entered the first year of a three-year contract to supply 30,000 tons per year of directory paper to Japan's telephone company, NTT. Directory selling prices suffered during 1993, however, due to the decline in newsprint prices, which caused some customers to substitute grades. Adding to the problem was the effect of new competition entering the market. The result of these factors was a 4.2 percent drop in directory selling prices compared to 1992.

The company's production of uncoated specialty papers nearly doubled in 1993 from 1992 as the shift from newsprint production freed manufacturing capacity. Much of the additional production was directed to Bowater's communications papers segment, allowing the company to realize the benefits of vertical integration.

Unfortunately, heightened competitive pressures in 1993, including increased Swedish and Finnish imports, contributed to a 6.3 percent decline in average selling prices for uncoated specialties compared to 1992.


Coated Groundwood Paper

During the past three years, the coated paper market has encountered many of the same difficulties prevalent in the newsprint market, although to a lesser degree.

After reaching a peak in 1989, selling prices realized for coated paper fell steadily for the next three years. By 1992, average prices had declined 19 percent from 1989 levels as excess industry supply coupled with weak demand took its toll.

By the latter half of 1992, early signs of recovery became evident. U.S magazine advertising, one of the engines of coated paper consumption, started to increase, and catalog merchandisers also contributed to a rise in demand. Further, consumption of coated paper for advertising inserts and coupons strengthened. These positive trends continued into 1993, and average selling prices started to rise, although slowly. By mid-year, demand had become strong enough to permit the company to implement a 7 percent price increase. Since then, competitive pressures and a significantly increased flow of imports into the U.S. market have brought a renewal of price discounting, eroding substantially all of the mid-year price increase.

Even though highly competitive conditions prevailed during 1993, the company shipped nearly 2 percent more coated paper, at average prices 5 percent higher than last year. In addition, operating costs declined slightly. As a result of these factors, coated paper operating margins improved in 1993.

(Coated Paper Sales bar graph appears here--see appendix)

Despite the resurgence of price discounting, the company believes the outlook for coated paper is positive. The U.S. economic recovery appears to be strengthening, which should boost general advertising expenditures. No new coated machines are projected by the industry through 1996, meaning any growth in demand must be met with existing capacity or imports. Finally, if economic conditions improve in Europe, the U.S. market will witness a lessening of pressure from imports. This trend should be accelerated by increases in selling prices for market pulp, since most European mills are not integrated.

Market Pulp

The company produces both softwood and hardwood bleached kraft market pulp. In recent years, approximately 70 to 80 percent of the company's pulp sales have been to export markets. Financial results from Bowater's market pulp operations are dependent on general economic conditions in export markets, available production capacity and the relative strength of the U.S. dollar versus other competitors' currencies.

Pulp selling prices realized by the company reached record levels in 1989. Prices began to slide in 1990 as new global capacity came on stream and the economies of the major pulp-consuming countries of the world began to weaken. This is particularly true in Europe, the company's largest single export market.

The company's market pulp operations remained profitable during 1991 and 1992. Operating margins,

BUSINESS AND FINANCIAL REVIEW Continued
Bowater Incorporated and Subsidiaries


(Market Pulp Sales bar graph appears here--see appendix)

however, declined steadily from the levels achieved during the 1989-1990 period, as lackluster demand and excess industry capacity placed pressure on selling prices. Average prices realized in 1992 were 25 percent lower than those of 1990.

The past year did not bring relief for the company's pulp operations. In 1993, global demand remained weak, while world capacity additions continued to flood the market with low-cost pulp from areas such as South America and Indonesia. The result was a substantial drop in selling prices. Although the company's 1993 tonnage sales of market pulp were approximately equal to the prior year's, average selling prices dropped by 25 percent.

The company, as well as many of its competitors, continues to face problems selling bleached market pulp in Germany and certain other European markets. Bowater does not produce elemental chlorine-free pulp or total chlorine-free pulp.

There is reason to believe 1994 should be better. Some European economies are slowly improving, as evidenced by the decline of inventories held in foreign ports. In addition, production curtailments and permanent reductions in capacity in some regions of the world have tightened the supply of pulp, which should lead to a better market balance. Most major pulp producers implemented price increases in the first quarter of 1994, with future price hikes dependent on the rate of recovery in the economies of our primary trading partners.



Communication Papers

Bowater's Communication Papers Group is one of the nation's leading suppliers of stock continuous computer forms. Its products are marketed through two divisions: one selling directly to large corporate and governmental users, the other focusing on distributors and mass merchandisers.

The past three years have produced mixed results for this segment of the company's business. In 1991, although weak demand caused an 8.9 percent drop in average selling prices compared to the prior year, the cost of raw materials declined by an even greater amount. As a result, operating income increased by 26.4 percent to $14.4 million in 1991. This pattern reversed itself in the succeeding two years, as continuing weak demand caused selling prices to fall at a faster rate than raw material costs. Average selling prices realized by the company during 1993 were 13.7 percent lower than price levels achieved in 1991, while operating costs dropped only 5.5 percent. The communication papers segment recorded operating losses of $6.4 million and $2.3 million in 1993 and 1992, respectively.

(Paper Sales bar graph appears here--see appendix)

To reinforce its competitive position, the company has concentrated its efforts on new product development during the past two years. In
1992, EB-20,(register mark) a bond paper containing 20 percent post-consumer or equivalent recycled waste, was successfully introduced. During 1993, the company introduced "Environmental White 20" or EW-20,(register mark) also containing 20 percent post-consumer or equivalent waste. EW-20 is brighter than EB-20 but slightly less bright than traditional register bond paper, making printed data easier to read. These new products are very appealing to those customers wishing to buy forms containing recycled fiber. Both were developed as joint efforts between Bowater's Communication Papers Group and Bowater's Southern Division, thereby allowing the company to realize the cost-saving benefits of vertical integration. The company believes the future profitability of this operating segment will depend to a great degree on its ability to continue developing new products, particularly those maximizing the vertical integration capabilities within the company, while maintaining tight control over costs.


Liquidity and Capital Resources

Since becoming an independent, publicly traded company in 1984, the company has relied upon both internal and external sources of funds. Beginning in 1990, however, deteriorating economic conditions in the company's major markets have adversely affected operating cash flows. These conditions, when combined with the costs associated with the acquisition of GNP, have prompted the company to place more emphasis upon external funding sources for its operating, financial and capital requirements.

(Cash Flow From Operations bar graph appears here--see appendix)

The company's operations used $30.6 million of cash in 1993 compared to generating $109.5 million of cash in 1992. The decline in operating cash flow resulted primarily from the company's decision to discontinue the sale of receivables under an asset securitization program. In addition, the company received an additional $18.0 million in tax refunds, realized a lower operating loss, but paid higher interest costs during 1993 compared to 1992.

As part of the company's plan to conserve cash during this period of poor economic conditions, capital expenditures have been cut significantly each year since 1989. In 1993, total outlays for capital equipment were $121.8 million, down from $139.5 million and $159.7 million in 1992 and 1991, respectively. The largest single expenditure in 1993 was $21.7 million for the completion of the company's new recycling plant at the East Millinocket, Maine, mill. Much of the balance of 1993's expenditures was for normal good order maintenance at each of the company's mills. Outlays in 1993 were funded by internally generated cash and 1992 borrowings.

Capital expenditures in 1994 are estimated to total approximately $255.0 million. Completion of construction of a new recovery boiler at the Calhoun, Tennessee, mill at $105.0 million represents the largest single cash expenditure for the year. Other outlays are planned for good order maintenance and expenditures associated with the closure of obsolete facilities at the Millinocket, Maine, mill.

Financing for the 1994 capital program will come from the proceeds of two preferred stock offerings completed by the company in February 1994. The company sold $115.0 million of Preferred Redeemable
Increased Dividend Equity Securities (PRIDESSM),* 7% Series B
Convertible Preferred Stock and $85.0 million of 8.40% Series C
Cumulative Preferred Stock.

Borrowings during 1992 included the October 1992 issuance of $125.0 million of 81/4% Notes due 1999 and $125.0 million of 91/2% Debentures due 2012. Approximately $150.0 million of the net proceeds were used to repay revolving credit obligations and other short-term borrowings. The remaining proceeds are being invested in investment grade marketable securities pending application to general corporate purposes.

(Capital Expenditures Including Timberlands bar graph appears here-- see appendix)

Also in October 1992, the company borrowed $62.0 million in proceeds of tax-exempt 73/4% revenue bonds due 2022, through the Finance Authority of Maine, and in December 1992 borrowed $39.5 million in proceeds of tax-exempt 7.40% revenue bonds through McMinn County, Tennessee. Proceeds from these issues were used to fund the construction and completion of the recycling facilities at East Millinocket and Calhoun, respectively.

As the company secured the long-term financing in the capital markets described above, its reliance on other credit facilities has decreased. Accordingly, the company has from time to time sought and put in place more appropriately sized credit facilities.

Prior to 1992, the company's general liquidity needs were met by a $400.0 million multiple option credit facility and a $350.0 million revolving credit agreement. The company replaced these facilities in the first quarter of 1992 with a $500.0 million credit agreement (the "1992 Credit Agreement"). By the fourth quarter of 1992, the company believed that compliance with certain financial covenants in the 1992 Credit Agreement was not assured, due to the increased operating losses discussed above and the company's increased indebtedness. In December 1992, after reassessing the company's liquidity needs, the company requested and received a $250.0 million, three-year revolving credit facility provided by a new Credit Agreement. All financial obligations outstanding under the 1992 Credit Agreement were repaid as of December 31, 1992.

The new Credit Agreement, under which no amounts were borrowed as of December 31, 1993, expires in December 1995 and is used to meet working capital requirements. In anticipation of raising additional equity capital through the combined sale of prides and Series C Preferred Stock, the company determined it would not need the full $250.0 million credit line provided by the Credit Agreement. An amendment to the Credit Agreement provides for a reduction in the credit line to $200.0 million on March 31, 1994.

BUSINESS AND FINANCIAL REVIEW Continued
Bowater Incorporated and Subsidiaries

(Total Capitalization and Total Debt bar graph appears here--see appendix)

In November 1993, S&P lowered Bowater's senior debt and preferred stock ratings and changed the company's outlook from negative to stable. The company's senior debt rating was reduced from BBB to BBB-, and its LIBOR preferred stock, Series A rating was reduced from BBB-to BB+. Moody's Investor Service rates the company's senior debt and LIBOR preferred stock, Series A as Baa1 and commercial paper as P-2.


Environmental Matters

The company is subject to a variety of federal, state and provincial environmental and pollution control laws and regulations in all jurisdictions in which it operates.
Bowater believes that all its operations are currently in substantial compliance with all applicable environmental laws and regulations.

New Canadian federal regulations governing the discharge of pulp and paper mill effluent will require the installation of a wastewater treatment facility at the Mersey mill. This facility is estimated to cost approximately $22.0 million, spread over 1994-95. The company has obtained an extension to December 31, 1995, of the effective date of compliance with these new regulations, which the company believes will give it sufficient time to install the necessary equipment.

Dioxins and other chlorinated organics have been found in trace amounts in the effluents of bleached kraft pulp mills. Both the South Carolina and Tennessee facilities, which have bleached kraft pulp mills, have received discharge permits with dioxin limitations. Currently, the effluents of both mills are well below the respective current discharge limits for dioxin.

On November 1, 1993, the U.S. Environmental Protection Agency (EPA) proposed regulations that would impose new air and water quality standards aimed at further reductions of pollutants. Final promulgation of these regulations is due by the fall of 1995. The regulations, if adopted, will require compliance by 1998. If adopted as proposed, these new rules will require capital expenditures at all of the company's United States facilities, but most significantly at its Catawba, South Carolina, facility.

The company has a number of options in complying with the new regulations, and the amount of required capital expenditures will depend upon which of several alternative courses of action the company undertakes consistent with the regulations. Bowater believes that these alternatives would require aggregate capital expenditures by the company of approximately $150.0 million through 1998. The ultimate financial impact to the company of compliance will depend upon the nature of the final regulations, the timing of required implementation, the cost of available technology, the development of new technology and determination by the company as to whether to maintain certain production levels or operate certain equipment.

Other than capital expenditures needed to comply with the new Canadian federal regulations and the EPA's proposed regulations described above, the company anticipates that continued upgrading of its facilities to maintain environmental compliance should require capital expenditures of approximately $10.0 million to $15.0 million per year for the foreseeable future.

Bowater has been identified as a potential respon-sible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), for the cleanup of contamination at five Superfund sites. Based upon its percentage share in each proceeding, the amount of capital expenditures and deferred charges or charges to income involved, the company believes that these matters will not result in liabilities that will have a material adverse effect on Bowater's future cash flow, financial condition or results of operations.

While it is difficult to predict with certainty the nature of future environmental regulations, Bowater believes that, compared to many of its North American competitors, it will not be at a competitive disadvantage in meeting future United States or Canadian standards.


Lawsuit Settlement

In January 1994, the company settled, for approximately $10.5 million, all pending lawsuits relating to vehicular accidents that occurred on December 11, 1990, in fog on Highway I-75, which passes in the general area of the company's Calhoun, Tennessee, mill property. The settlement will be funded by the company's insurance carriers, subject to the outcome of an insurance coverage lawsuit for $9.5 million that the company initiated against its first excess insurer, in which the company believes it should prevail. The settlement of these matters will not have a material adverse effect on the company's results of operations, financial condition or liquidity.

CONSOLIDATED STATEMENT OF OPERATIONS
Bowater Incorporated and Subsidiaries

(In thousands, except per-share amounts)

Years Ended December 31,                                    1993        1992        1991
Net sales                                                $1,353,684  $1,360,818  $1,190,405
Cost of sales                                             1,182,125   1,197,343     892,114
Depreciation, amortization and cost of timber harvested     163,086     161,910     132,026
        Gross profit                                          8,473       1,565     166,265
Selling and administrative expense                           71,805      75,673      62,550
        Operating income (loss)                             (63,332)    (74,108)    103,715
Other expense (income):
        Interest income                                      (4,105)     (1,702)     (1,988)
        Interest expense                                     98,333      78,202      41,993
        Gain on sale of timberlands                         (52,220)        --           --
        Write-off of non-operating asset                         --      12,251          --
        Other, net                                            3,696       9,095      (5,025)
        Income (loss) before income taxes, minority
                interests, and cumulative effect of changes
                in accounting principles                   (109,036)   (171,954)     68,735
Provision for income taxes                                  (34,886)    (63,621)     25,432
Minority interests in net loss of subsidiaries               (9,651)    (15,465)     (2,286)
        Income (loss) before cumulative effect of changes
                in accounting principles                    (64,499)    (92,868)     45,589
Cumulative effect of changes in accounting
        principles, net of income taxes of $12,930               --      10,911          --

Net income (loss)                                       $   (64,499)  $ (81,957)   $ 45,589
Earnings (loss) per common share:
        Before cumulative effect of changes in accounting
                principles                              $     (1.84)  $   (2.64)   $   1.15
        Cumulative effect of changes in accounting principles    --         .30          --
Net income (loss)                                       $     (1.84)  $   (2.34)   $   1.15
Average common shares outstanding                            36,368      36,141      35,880

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
Bowater Incorporated and Subsidiaries

(In thousands, except share amounts)
At December 31,                                                           1993          1992
Assets
Current assets:
        Cash                                                      $     16,258  $     12,030
        Marketable securities, at cost which approximates market        65,408       153,912
        Accounts receivable, net                                       170,737       104,472
        Inventories                                                    149,431       163,097
        Deferred income taxes                                           10,923        13,257
        Other current assets                                             6,720        12,643
                Total current assets                                   419,477       459,411
Timber and timberlands                                                 422,521       432,577
Fixed assets, net                                                    1,750,719     1,821,724
Intangible assets                                                       57,208        59,695
Other assets                                                            76,253       108,194
                                                                    $2,726,178    $2,881,601
Liabilities and Capital
Current liabilities:

        Current instalments of long-term debt                       $   1,796     $  14,058
        Accounts payable and accrued liabilities                      195,546       213,985
        Income taxes payable                                           35,882        26,562
        Dividends payable                                               6,079        11,474
                Total current liabilities                             239,303       266,079
Long-term debt, net of current instalments                          1,118,403     1,120,206
Other long-term liabilities                                           144,802       143,619
Deferred income taxes                                                 272,065       299,648
Minority interests in subsidiaries                                    144,749       159,823
Commitments and contingencies (See note on page 21.)
Redeemable preferred stock: $1 par value. Authorized, 10,000,000 shares;
        issued, LIBOR preferred stock, Series A, 1,500,000 shares
        (redemption value $75,000)                                     74,368        74,259
Common shareholders' equity:
Common stock, $1 par value. Authorized, 100,000,000 shares;
        issued 36,913,422 shares at December 31, 1993, and 36,907,172
        at December 31, 1992                                           36,913        36,907
Additional paid-in capital                                            332,661       332,532
Retained earnings                                                     388,663       478,274
Equity adjustment from foreign currency translation                    (1,351)          466
Loan to ESOT                                                          (11,245)      (12,843)
Treasury stock at cost, 474,330 shares at December 31, 1993,
        and 626,365 shares at December 31, 1992                       (13,153)      (17,369)
                Total common shareholders' equity                     732,488       817,967
                                                                   $2,726,178    $2,881,601

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CAPITAL ACCOUNTS
Bowater Incorporated and Subsidiaries

                                                                                      Equity
                                        LIBOR       Additional                     Adjustment-
                                    Preferred  Common  Paid-in        Retained       Foreign    Loan to       Treasury
(In thousands, except per-share         Stock   Stock  Capital        Earnings       Currency     ESOT           Stock
   amounts)
Balance at December 31, 1990           $74,055 $36,897 $332,336        $611,044        $ 5,359 $(15,690)       $(34,473)
Net income                                  --       --       --         45,589             --       --              --
Dividends on common
        stock ($1.20 per share)             --       --       --       (43,073)             --       --              --
Dividends on preferred
        stock ($2.71 per share)             --       --                 (4,065)             --       --              --
Increase in stated value
        of LIBOR preferred stock            95       --       --           (95)             --       --              --
Reduction in loan to ESOT                   --       --       --            --              --    1,329              --
Foreign currency translation                --       --       --            --             239       --              --
Common stock issued under
        stock option plans                  --        3       59            --              --       --              --
Treasury stock used for employee benefit
        and dividend reinvestment plans     --       --       --         (1,377)            --       --           8,528
Balance at December 31, 1991            74,150   36,900  332,395        608,023          5,598  (14,361)        (25,945)
Net loss                                    --       --       --        (81,957)            --       --              --
Dividends on common stock
        ($1.20 per share)                   --       --       --        (43,364)            --       --              --
Dividends on preferred stock
        ($1.63 per share)                   --       --       --         (2,445)            --       --              --
Increase in stated value of
        LIBOR preferred stock              109       --       --           (109)            --       --              --
Reduction in loan to ESOT                   --       --       --             --             --    1,518              --
Foreign currency translation                --       --       --             --         (5,132)      --              --
Common stock issued under
        stock option plans                  --        7      137             --             --       --              --
Treasury stock used for employee benefit
        and dividend reinvestment plans     --       --       --         (1,874)            --       --           8,576
Balance at December 31, 1992            74,259   36,907  332,532        478,274            466  (12,843)        (17,369)
Net loss                                    --       --       --        (64,499)            --       --              --
Dividends on common stock
        ($.60 per share)                    --       --       --        (21,835)            --       --              --
Dividends on preferred stock
        ($1.45 per share)                   --       --       --         (2,175)            --       --              --
Increase in stated value of
        LIBOR preferred stock              109       --       --           (109)            --       --              --
Reduction in loan to ESOT                   --       --       --            --              --    1,598              --
Foreign currency translation                --       --       --            --          (1,817)      --              --
Common stock issued under
        stock option plans                  --        6      129            --              --       --              --
Treasury stock used for employee benefit
        and dividend reinvestment plans     --       --       --          (993)             --       --            4,216
Balance at December 31, 1993           $74,368  $36,913 $332,661      $388,663        $(1,351) $(11,245)        $(13,153)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Bowater Incorporated and Subsidiaries

(In thousands)
Years Ended December 31,                                                   1993        1992        1991
Cash flow from (used for) operating activities:
        Operating income (loss)                                       $ (63,332)  $ (74,108)  $ 103,715
        Depreciation, amortization and cost of timber harvested         163,086     161,910     132,026
        Changes in working capital:
                Receivables                                             (66,265)     79,334       4,801
                Inventories                                              13,666       8,469     (17,327)
                Accounts payable and accrued liabilities                 (9,332)      7,332      (6,745)
                Other working capital                                     8,256      (2,406)     (1,299)
        Interest paid, net of capitalized interest                      (97,768)    (71,586)    (40,715)
        Income taxes refunded (paid)                                     19,002       1,050     (22,574)
        Other                                                             2,041        (519)      4,698
                                                                        (30,646)    109,476     156,580
Cash flow from (used for) investing activities:
        Acquisition of Great Northern Paper, Inc.                           --      (16,522)   (305,457)
        Cash invested in fixed assets, timber and timberlands          (121,771)   (139,499)   (159,655)
        Disposition of fixed assets, timber and timberlands              78,708       1,714       1,040
                                                                        (43,063)   (154,307)   (464,072)
Cash flow from (used for) financing activities:
        Cash dividends, including minority interests                    (29,846)    (46,323)    (44,654)
        Long-term debt borrowings                                            --     345,340     457,272
        Funds on deposit with trustee                                    34,506     (34,506)         --
        Long-term debt repayments                                       (14,152)    (81,228)    (94,092)
        Other                                                            (1,075)       (837)     (1,115)
                                                                        (10,567)    182,446     317,411
Increase (decrease) in cash and marketable securities                   (84,276)    137,615       9,919
Cash and marketable securities:
Beginning of year                                                       165,942      28,327      18,408
End of year                                                           $  81,666   $ 165,942  $   28,327

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Bowater Incorporated and Subsidiaries

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements include the accounts of Bowater Incorporated and Subsidiaries (the company). All subsidiaries are wholly owned except Calhoun Newsprint Company (CNC) and Bowater Mersey Paper Company, Ltd. (Mersey), which are 51 percent owned. All material intercompany items are eliminated.

Marketable Securities

Marketable securities consist of short-term investments in investment grade securities.

Inventories

Inventories are stated at the lower of cost or market, determined by using the last-in, first-out (LIFO) and average cost methods.

Timber and Timberlands

The acquisition cost of land, timber, real estate taxes, lease payments, site preparations and other costs related to the planting and growing of timber are capitalized. Such costs, excluding land, are charged against revenue at the time the timber is harvested.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation.
Depreciation is computed generally on the straight-line basis. The units of production method is used to depreciate fixed assets of major expansion projects until design level production is reasonably sustained. Repairs and maintenance are charged to operations as incurred.

Intangible Assets

The excess of purchase price over fair value of net tangible assets acquired is allocated to intangible assets and amortized by the straight-line method over 30 years.

Income Taxes

Effective January 1, 1992, the company adopted SFAS No. 109,
"Accounting for Income Taxes," which requires the use of the asset and liability method. Deferred taxes are provided for significant temporary differences. The company has not provided income taxes on the undistributed earnings of its Canadian subsidiaries or of CNC as it has specific plans for reinvestment of such earnings.

        The company accounts for Canadian investment tax credits using the flow-through method, whereby the provision for income taxes is reduced to reflect investment credits when they become available.

Foreign Currency Translation

Assets and liabilities of the company's Canadian operations are translated using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout each year. The effects of exchange rate fluctuations are accumulated as a separate component of common shareholders' equity.

Pension Plans

The company has contributory and non-contributory pension plans which cover substantially all employees.

        The company's cash contributions to the plans are sufficient to provide pension benefits to participants and meet the funding requirements of ERISA.

Revenue Recognition

The company recognizes revenue from product sales upon shipment to its customers. Beginning in 1993, sales are shown net of distribution costs in the accompanying Consolidated Statement of Operations. Sales in 1992 and 1991 have been restated.

Earnings Per Common Share

The computation of earnings per common share is based on the weighted average number of outstanding common shares and equivalents (stock options). Net income used in this computation is reduced by the LIBOR preferred stock dividend requirement and the amortization of the difference between the net proceeds from the LIBOR preferred stock and its mandatory redemption value.


Cost Reductions/Restructuring Charges

In 1993, management focused on cost reduction programs to improve cash flow. As part of these cost cutting activities, the company finalized the closure of the Darien, Connecticut, corporate office, consolidating it with other operations in Greenville, South Carolina.* Commencing with the dividend paid April 1, 1993, the Board of Directors reduced the dividend per share of Common Stock to $.15 per share from $.30 per share.

        In August 1993, the company announced the closure of certain obsolete facilities at the Millinocket, Maine, mill and the resulting elimination of approximately 200 jobs. In November 1993, the company announced the additional elimination of approximately 450 positions companywide to be completed by the end of 1994. As a result, the company recorded pre-tax charges totaling approximately $20,000,000 in 1993. The charges

*In 1992, the company recorded a $5.0 million pre-tax ($.09 per share after tax) restructuring charge to cover the cost of the relocation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
Bowater Incorporated and Subsidiaries


included approximately $14,000,000 for employee termination costs (anticipated 1994 cash outflow -- $10,000,000) and approximately $6,000,000 for asset retirements. Savings associated with both of these moves are estimated to be approximately $40,000,000 per year. The personnel reductions will be achieved through attrition, early retirements and terminations, and, when completed, will represent a total reduction of approximately 10 percent of the company's work force.

Sale of Real Property

During 1993, the company sold 70,000 acres of non-strategic real property holdings located in Alabama, Georgia, Mississippi, Ohio and South Carolina. Proceeds totaled approximately $73.3 million, resulting in a pre-tax gain of approximately $52.2 million, or $0.90 per share, after tax.

Acquisition of GNP

On December 31, 1991, the company acquired 80 percent of the stock of Great Northern Paper, Inc. (GNP), from Great Northern Nekoosa
Corporation (GNN), a subsidiary of Georgia-Pacific Corporation. In 1992, the company acquired the remaining 20 percent of the stock of GNP.

        The balance sheet of GNP is consolidated in the company's Consolidated Balance Sheet at December 31, 1993 and 1992. The company's Consolidated Statement of Operations for the year ended December 31, 1991, does not include the results of operations of GNP. Pro forma condensed consolidated results of operations for the year ended December 31, 1991, would have been as follows:



(In thousands, except per-share amounts, unaudited)     1991

Net sales                                         $1,555,477

Operating income                                 $   129,950

Income before income taxes                       $     66,010

Income before extraordinary charge               $     47,095

Earnings per common share before
        extraordinary charge                     $        1.20


Receivables

In August 1992, the company completed a sale of its receivables in the amount of $74,000,000 under an asset securitization program. The net cash proceeds were reported as cash flow from operations in the accompanying Consolidated Statement of Cash Flows and as a reduction of accounts receivable in the accompanying Consolidated
Balance Sheet. During the first quarter of 1993, the company discontinued selling receivables under the program.

        Under the terms of the program, the maximum amount of the purchaser's investment in the company's receivables at any one time is $80,000,000. The cost of the program is based on the purchaser's level of investment and borrowing costs. The total cost of the program in 1993 and 1992 was $605,000 and $1,127,000, respectively, and was included in Other expense in the accompanying Consolidated Statement of Operations. Risk of credit loss is retained by the company.

Inventories

(In thousands)                           1993         1992

At lower of cost or market:

        Raw materials                $  33,090   $  35,910

        Work in process                  2,697       3,095

        Finished goods                  41,070      52,153

        Mill stores and other supplies  79,209      79,806

                                       156,066     170,964

        Excess of current cost over LIFO
                inventory value         (6,635)     (7,867)

                                       $149,431   $163,097


        Inventories valued using the LIFO method comprised 36.8 and
44.0 percent, respectively, of total inventories at December 31, 1993, and December 31, 1992.


Fixed Assets

                                                             Range of
                                                             Estimated
                                                             Useful
                                                             Lives
(In thousands)                        1993           1992    in Years

Land and land
        improvements          $     30,112    $     30,109       10-20

Buildings                          287,029         283,350       20-40

Machinery and equipment          2,448,559       2,380,370       10-30

Leasehold improvements               4,945           4,663       10-20

Construction in progress            30,950          52,988          --

                                 2,801,595       2,751,480

Less accumulated
        depreciation and
        amortization             1,050,876         929,756

                                $1,750,719      $1,821,724

Accounts Payable and Accrued Liabilities

(In thousands)                          1993    1992

Trade accounts payable                $102,727 $120,799

Accrued interest                        20,883   21,424

Property and franchise taxes payable    13,789   14,373

Accrued payroll and payroll taxes       22,743   26,653

Other                                   35,404   30,736

                                      $195,546  $213,985

Long-term Debt, Net of Current Instalments

(In thousands)                                       1993        1992

Secured:

        Mortgage notes secured by
                timberlands and machinery
                and equipment                    $     16  $      214

Unsecured:

        Industrial Revenue Bonds, due at
                various dates from 1999 to 2010,
                with interest at varying rates from
                71/8% to 81/2%                      6,000       6,000

        Pollution Control Revenue Bonds,
                due at various dates from 2001 to
                2016, with interest at varying rates
                from 6.85% to 75/8%                53,159      53,154

        9% Debentures, due August 1, 2009         300,000     300,000

        ESOP note, 73/5%, due  April 1, 2000        9,645      11,343

        81/2% Notes Due 2001                      200,000     200,000

        93/8% Debentures Due 2021, net of
                unamortized discount of $1,400
                in 1993 and $1,450 in 1992        198,600     198,550

        81/4% Notes Due 1999, net of
                unamortized discount of $89
                in 1993 and $105 in 1992          124,911     124,895

        91/2% Debentures Due 2012, net of
                unamortized discount
                of $428 in 1993
                and $450 in 1992                  124,572     124,550

        73/4% Recycling Facilities
                Revenue Bonds, due 2022            62,000      62,000

        74/10% Recycling Facilities
                Revenue Bonds, due 2022            39,500      39,500

                                               $1,118,403   $1,120,206

        Long-term debt maturities for the next five years are as follows:

(In thousands)

1994                    $1,796
1995                    $1,504
1996                    $1,504
1997                    $1,504
1998                    $1,504



        In October 1992, the company sold $125,000,000 of 81/4% Notes Due 1999 and $125,000,000 of 91/2% Debentures Due 2012. Approximately $150,000,000 of the net proceeds of these issues were used to repay revolving credit obligations and certain other short-term borrowings.

        Also in October 1992, the company sold $62,000,000 of tax-exempt 73/4% Revenue Bonds, due 2022, through the Finance Authority of Maine. Proceeds from this issue were used for the construction of the new recycling facility at GNP's mill in East Millinocket, Maine.

        In December 1992, the company sold $39,500,000 of tax-exempt 74/10% Revenue Bonds, due 2022, through McMinn County, Tennessee. Proceeds from this issue were used to pay a portion of the costs of the recycling facility at the company's mill in Calhoun, Tennessee.

        In December 1992, the company replaced its prior Credit Agreement with a new $250,000,000, three-year revolving credit facility with less restrictive financial covenants. All financial obligations outstanding under the prior Credit Agreement were repaid as of December 31, 1992. An amendment to the Credit Agreement provides for a reduction in the credit line to $200,000,000 on March 31, 1994.

Fair Value of Long-term Debt,

Net of Current Instalments

Based on the borrowing rates currently available to the company for debt with similar terms and maturities as those issues included in the accompanying Consolidated Balance Sheet, the fair value of the company's long-term debt was approximately $1,270,000,000 and $1,160,000,000 at December 31, 1993 and 1992, respectively.

Commitments and Contingencies

In September 1992, the company entered into a contract for the construction of a new recovery boiler at the Calhoun, Tennessee, mill. The project is expected to be completed in the second quarter of 1994. Payment for the project (approximately $105,000,000) will be made from the proceeds of the two preferred stock offerings. (See note on page 22.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
Bowater Incorporated and Subsidiaries

        The company is also involved in various litigation relating to contracts, commercial disputes, tax, environmental, workers' compensation and other matters. The company's management is of the opinion that the ultimate disposition of these matters will not have a mate-rial adverse effect on the company's operations or its financial condition taken as a whole.

Redeemable Preferred Stock

LIBOR preferred stock

In December 1985, the company sold $75,000,000 principal amount of redeemable preferred stock with cumulative quarterly dividends equal to 85 percent of the arithmetic mean of three month LIBOR for United States dollar deposits.

        The company is required to redeem 500,000 shares per year in 1996 through 1998 at a redemption price of $50.00 per share plus any accrued and unpaid dividends.

        In addition, the company may, at its option, redeem any or all of the LIBOR preferred stock at any time prior to January 1996 at $50.00 per share plus any accrued and unpaid dividends.

Preferred stock of subsidiary

During 1985, CNC sold $25,000,000 principal amount of its Cumulative Serial preferred stock, par value $100.00 per share, to the minority shareholder. Annual dividends are $7.30 per share. CNC is required to provide an annual sinking fund payment of $2,500,000 each year through 2000. At its option, CNC may at any time redeem this issue at 100 percent of par value.

        The preferred stock is carried on the Consolidated Balance
Sheet in Minority interest and at December 31, 1993, totaled $17,500,000.

Convertible and Cumulative Preferred Stock

On February 4, 1994, the company completed two public offerings of preferred stock. The company sold 4,893,616 depositary shares, priced at $23.50 per share, representing one-fourth of a share of 7% Series B Convertible Preferred Stock referred to as Preferred Redeemable Increased Dividend Equity Securities (PRIDES). The conversion premium is 22 percent. The company also sold 3,400,000 depositary shares, priced at $25.00 per share, representing one-fourth of a share of 8.40% Series C Cumulative Preferred Stock.

        Each depositary share representing the PRIDES will mandatorily convert into one share of company common stock on January 1, 1998. The company may redeem the PRIDES on or after January 1, 1997, and the holder has the option at any time prior to mandatory conversion to convert the depositary shares into company common stock at a rate as low as .82 shares of common stock for each depositary share. The Series C Cumulative Preferred Stock has a liquidation value of $25.00 per depositary share.

        The net proceeds of both offerings, after deducting applicable issuance costs and expenses, were approximately $193,500,000. The proceeds of the offerings will be used by the company to fund: a new recovery boiler presently under construction at its Calhoun, Tennessee, mill; capital expenditures and other costs associated with closure of certain obsolete facilities at its Millinocket, Maine, mill; the costs associated with its recently announced companywide personnel reductions and general corporate purposes.

Treasury Stock

Through December 31, 1993, the company purchased 1,403,050 shares of its common stock at an aggregate purchase price of $40,134,000 and used 528,312 shares of such stock to pay employee benefits and 400,408 shares to fund the company's Dividend Reinvestment Plan. The remaining shares are included in treasury stock at cost. There remained 1,575,000 shares authorized for future purchase at December 31, 1993.

Stock Option Plans

The company has three stock option plans. The 1984 Stock Option Plan and the 1988 Stock Incentive Plan authorized the grant of up to 3,000,000 shares of common stock of the company in the form of incentive stock options (ISOs), non-qualified stock options (NSOs), stock appreciation rights (SARs), Performance Stock and restricted stock awards. Option grants have been made for all such shares under these plans. The 1992 Stock Incentive Plan authorized the grant of up to 3,000,000 shares of the company's common stock in the form of ISOs, NSOs, SARs, Performance Stock and restricted stock awards.

        The option price of all options granted to date represents the fair market value of the company's common stock on the date of grant.

        All options granted between 1984 and 1990 were exercisable at December 31, 1993. Options granted in 1991, 1992 and 1993 become exercisable over a period of one to five years, depending upon the type of option granted. The plans provide that any outstanding options will become immediately exercisable upon a change in control of the company. In such event, grantees of options (except for grantees of ISO options under the 1984 plan) have the right to require the company to purchase such options for cash in lieu of the issuance of common stock and to exercise fully for cash all SARs.

        Information with respect to options granted under the stock option plans is as follows:



                                         1993                    1992
                                Number         Option      Number       Option
                                of Shares       Price   of Shares       Price
Outstanding                     3,462,544       $16.50  2,296,779       $16.50
        at beginning                         to $37.75               to $37.75
        of year

Granted during                   387,000        $20.19  1,243,800       $19.06
        the year                             to $23.94               to $22.69

Exercised during                  (6,250)       $21.00     (6,900)      $21.00
        the year                             to $22.69

Cancelled during                 (50,900)       $21.00    (71,135)      $21.00
        the year                             to $37.75               to $37.75

Outstanding at                 3,792,394        $16.50  3,462,544       $16.50
        end of year                          to $37.75               to $37.75

Exercisable at                  2,713,069       $16.50  1,970,194       $16.50
        end of year                          to $37.75               to $37.75


Employee Stock Ownership Plan

The company has an Employee Stock Ownership Plan (ESOP) as a component of the company's Salaried Employees' Savings Plan. The ESOP was funded by a $17,500,000 loan, the proceeds of which were then loaned to an Employee Stock Ownership Trust (ESOT). The ESOT purchased 574,160 shares of the company's common stock at an average purchase price of $30.59. The unallocated shares serve as security for the loan.


Shareholder Rights Plan

The company has a rights plan designed to assure the company's shareholders of receiving fair and equal treatment in the event of any proposed takeover of the company. Each right will entitle common shareholders to buy 1/100 of a share of Junior Preferred Stock at an exercise price of $90.00, subject to adjustment. The rights will be exercisable only if a person or group acquires 20 percent or more of the company's outstanding common stock or announces a tender offer for 30 percent or more of the common stock. Upon the occurrence of certain other events, each right entitles the holder thereof to receive (in lieu of Preferred Stock) shares of common stock of the company (or, where applicable, of a successor company) having a value of two times the exercise price above. The company will be entitled to redeem the rights at $.01 per right at any time not later than 10 days after the acquisition of a 20 percent position. Until such time as they may be subject to exercise, these rights will not be issued in separate form and may not be traded other than with the shares to which they attach. If unexercised, the rights expire May 2, 1996.

Income Taxes

Effective January 1, 1992, the company adopted SFAS No. 109, "Accounting for Income Taxes." This Statement requires the asset and liability method of accounting for deferred income taxes, which applies enacted statutory tax rates to the differences between the carrying amounts of assets and liabilities on the financial statements and their respective tax bases. As permitted by the provisions of SFAS 109, prior years' financial statements were not restated.

        Adoption of the Statement did not have any effect on the loss before cumulative effect of changes in accounting principles and extraordinary charge for the year ended December 31, 1992. The cumulative effect of the change to January 1, 1992, was a reduction in Deferred taxes of $36,371,000, an increase in Net income of $32,343,000 ($.89 per common share) and a $4,028,000 allocation to Minority interests in subsidiaries. In the accompanying Consolidated Statement of Operations, this effect is accounted for as the cumulative effect of a change in accounting principles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
Bowater Incorporated and Subsidiares


        In August 1993, the federal statutory corporate tax rate was increased from 34 percent to 35 percent. As a result, the company recorded a $6,000,000 deferred tax expense, reflecting higher deferred tax liabilities.

        The components of income (loss) before income taxes, minority interests and cumulative effect of changes in accounting principles consist of U.S. income (loss) of $(85,509,000), $(129,816,000),
$90,839,000 and Canadian loss of $(23,527,000), $(42,138,000) and
$(22,104,000) in 1993, 1992 and 1991, respectively.

        The provision for income taxes consists of:


(In thousands)           1993            1992           1991

Federal:

        Current       $  (9,992)       $(14,416)       $19,140
        Deferred        (12,296)        (26,516)        11,930
                        (22,288)        (40,932)        31,070
State:
        Current              --           1,914            799
        Deferred         (4,391)         (8,140)         3,558
                         (4,391)         (6,226)         4,357
Canadian:
        Current             310             536         (1,427)
        Deferred         (8,517)        (16,999)        (8,568)
                         (8,207)        (16,463)        (9,995)

Total:
        Current          (9,682)        (11,966)        18,512
        Deferred        (25,204)        (51,655)         6,920
                       $(34,886)       $(63,621)       $25,432


        The components of Deferred income taxes at December 31, 1993, and 1992, in the accompanying Consolidated Balance Sheet are as follows:

(In thousands)                          1993      1992

Inventories*                           $(1,037)  $(2,127)
Timber and timberlands                 (61,058)  (60,359)
Fixed assets                          (406,915) (398,186)
Other assets                           (15,270)  (23,315)
Deferred tax liabilities              (484,280) (483,987)
Accounts receivable*                      $330       481
Other current assets*                      432       --
Current liabilities*                    11,198    14,903
Other long-term liabilities             48,144    52,264
Alternative minimum tax
        credit carryforwards            59,314    69,785
Canadian investment tax
        credit carryforwards            29,706    34,134
Net operating loss carryforwards        75,754    26,029
Valuation allowance                     (1,740)       --
Deferred tax assets                    223,138   197,596
Net deferred
        tax liability                $(261,142) $(286,391)

*Included in Current assets in the accompanying Consolidated
Balance Sheet.


        The components of deferred tax expense are as follows:

(In thousands)                          1993        1992       1991

U.S. federal and state:
        Accelerated tax depreciation  $ 11,664    $ 13,208    $15,361
        Tax loss and tax credit
                carryforwards          (35,947)    (42,664)    (8,636)
        Growing timber                     317       4,453      7,126
        Pension expense                  2,032       5,844      1,507
        Basis difference of
                GNP net assets          (1,066)     (9,284)        --
        Tax rate increase                6,000          --         --
        Other                              313      (6,213)        130
                                       (16,687)    (34,656)     15,488

Canadian:
        Accelerated tax depreciation    (5,027)     (5,471)     (5,445)
        Tax loss and tax
                credit carryforwards    (4,833)    (11,411)     (4,240)
        Other                            1,343        (117)      1,117
                                        (8,517)    (16,999)     (8,568)
                                      $(25,204)   $(51,655)    $ 6,920

        The following is a reconciliation of the U.S. federal statutory and effective tax rates as a percentage of income before income taxes, minority interests and cumulative effect of changes in accounting principles:



                                       1993     1992   1991

U.S. federal statutory
        income tax rate                35.0%   34.0%   34.0%
State income taxes, net of
        federal income tax benefit      2.6     2.7     4.2
Tax rate increase                       5.5     --       --
Canadian taxes                           .6     1.2    (3.6)
Other, net                              (.7)    (.9)    2.4
Effective income
        tax rate                       32.0%    37.0%  37.0%



        At December 31, 1993, $29,706,000 of Canadian investment credit carryforwards, $59,314,000 of U.S. alternative minimum tax credit carryforwards and approximately $174,000,000 of net operating loss carryforwards were available to reduce future income taxes. The company believes that such deferred tax assets will be ultimately realized. The Canadian investment credit carryforwards expire at various dates between 1994 and 2001. During 1994, $1,369,000 of Canadian investment credit carryforwards are due to expire. There is no expiration for alternative minimum tax credit carryforwards. The net operating loss carryforwards expire at various dates between 1999 and 2008.

        The cumulative amount of undistributed earnings of CNC, on which the company has not provided deferred income taxes, was approximately $91,267,000 at December 31, 1993. Distribution of these earnings would qualify for the 80 percent dividend exclusion.

        The company has also not provided deferred income taxes on the cumulative amount of undistributed earnings related to its 51 percent investment in its Canadian subsidiary since that investment is considered permanent in duration and determination of such liability is not practicable.

Interest Capitalized

Total interest incurred in the years 1993, 1992 and 1991 was $100,517,000, $79,661,000 and $45,597,000, respectively. In 1993, 1992 and 1991, $2,184,000, $1,459,000 and $3,604,000 of interest expense was capitalized, respectively.

Pension Plans

The company has defined benefit pension plans covering substantially all employees. Benefits are based upon years of service and, depending on the plan, average compensation earned by employees either during their last years of employment or over their career.

        Pension expense (credit) for 1993, 1992 and 1991 included the following components:

(In thousands)               1993            1992           1991
Service cost              $13,104         $11,164        $ 8,422
Interest cost              28,112          26,968          21,961
Actual return on
        plan assets       (46,000)        (30,033)        (45,201)
Net amortization
        and deferral        7,690          (7,626)         14,198
Net pension
        expense (credit) $  2,906        $    473        $   (620)


        The following table sets forth the funded status of the plans at December 31, 1993:

                                  Plan Assets     Plan Liabilities
                                  Exceed Plan        Exceed Plan
(In thousands)                    Liabilities            Assets
Actuarial present value of
        accumulated benefit obligation:
                Vested                $249,425         $ 51,154
                Non-vested               9,127           13,821
                                       258,552           64,975
Benefits attributable to
        future salaries                 59,672            3,841
Projected benefit obligation           318,224           68,816
Plan assets at fair value              355,648           44,239
Excess (deficit) of plan assets over
        projected benefit obligation    37,424          (24,577)
Unrecognized prior service cost          4,773            1,353
Unrecognized net loss                   35,629           14,856
Unrecognized transition asset          (26,881)           1,335
Excess accumulated benefit
        obligation recognized as
        intangible asset                   --            (4,793)
Prepaid pension cost
        (pension liability)          $  50,945          $(11,826)


        During 1993, the company changed actuarial assumptions used in calculating pension expense. The discount rate used to determine the Plans' projected benefit obligation was decreased from 9 percent to
7.5 percent to approximate more closely rates on high quality long-term obligations. The company also decreased the Plans' return on assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
Bowater Incorporated and Subsidiaries

assumption from 11 percent to 10 percent. Plan assets consist principally of common stocks and fixed income securities. In addition, the company decreased the Plans' assumed long-term rate of compensation increase from 6 percent to 5 percent. The net effect of these changes on the company's 1993 results of operations and financial condition was not material.

Retiree Health Care Plans

The company provides certain health care and life insurance benefits to retired employees. Substantially all of the company's employees may become eligible for these benefits upon reaching retirement age while working for the company. Employees are required to contribute a portion of the cost of such benefits.

        Effective January 1, 1992, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 106 requires employers to accrue the cost of postretirement benefits such as health care over the working life of employees in a manner similar to that currently used to account for pension costs. Adoption of this standard caused Income before income taxes, minority interests and cumulative effect of changes in accounting principles for 1992 to decrease by an additional $7,200,000 ($.13 per common share after tax).

        In accordance with the provisions of the standard, the company elected to recognize immediately the cumulative effect of the unfunded transition obligation as the effect of a change in accounting principle in the accompanying financial statements. The cumulative effect of this change to January 1, 1992, was an increase in Other long-term liabilities of $34,944,000 and a corresponding after- tax charge of $21,431,000 to Net income ($.59 per share).

        The accumulated postretirement benefit obligation at December 31, 1993, and December 31, 1992, was comprised of the following:


(In thousands)                                 1993     1992

Retirees                                    $13,657  $12,495
Fully eligible active plan participants      24,139   21,474
Other active plan participants               48,162   41,730
Unrecognized net (loss)/gain                 (3,845)      --
                                            $82,113  $75,699

        Unlike the company's retirement plans, there are no assets dedicated to fund benefits. Net periodic cost for 1993 and 1992 included the following:


(In thousands)                                   1993    1992
Service cost                                   $2,648  $2,138
Interest cost on accumulated obligation         6,259   6,301
                                               $8,907  $8,439

        Prior to 1992, such benefits were expensed as paid and totaled approximately $1,400,000 in 1991.

        During 1993, the company decreased the Plans' discount rate assumption, used to determine the accumulated postretirement benefit obligation, from 9 percent to 7.5 percent which approximates more closely rates on high quality long-term obligations. The assumption of the annual cost of postretirement benefits was also changed. During the next 10 years, the Plans assume that such costs will increase at an annual rate starting at 12 percent and decreasing to 5.5 percent. The rates were 15 percent and 6.5 percent, respectively, in 1992. The net effect of these changes on the company's 1993 results of operations and financial condition was not material. Variations in this health care cost trend rate can have a significant effect on the amounts reported. An increase of 1 percent in this assumption would increase the accumulated postretirement benefit obligation by approximately 14 percent and would increase the annual cost by approximately 18 percent.

Timberland Leases and Operating Leases

The company controls timberlands under long-term leases expiring 1994 to 2059, for which aggregate lease payments were $868,000, $862,000 and $1,209,000 for 1993, 1992 and 1991, respectively. In addition, the company leases certain office premises, manufacturing facilities and transportation equipment under operating leases. Total rental expense for operating leases was $9,168,000, $8,750,000 and $6,437,000 in
1993, 1992 and 1991, respectively.

        At December 31, 1993, the future minimum rental payments under timberland leases and operating leases are:



             Timberland      Operating
                  Lease      Leases,
(In thousands)  Payments     net
1994         $     868       $  8,585
1995               868          6,624
1996               868          4,716
1997               868          3,931
1998               868          3,676
Thereafter      25,975         17,192
               $30,315        $44,724

Segment and Geographic Information

Information concerning the company's business segments for the three years ended December 31, 1993, appears on page 8.

        Net sales and operating income (loss) for the three years ended December 31, 1993, and identifiable assets at the end of each of those years, classified by geographic area, were as follows:


(In thousands)        United States      Canada       Consolidated

1993
Net sales to
        unaffiliated
        customers       $1,253,775      $  99,909       $1,353,684
Operating loss          $  (52,968)     $ (10,364)      $  (63,332)
Identifiable assets     $2,514,408       $211,770       $2,726,178

1992
Net sales to
        unaffiliated
        customers       $1,263,772      $  97,046       $1,360,818
Operating loss        $    (51,479)     $ (22,629)      $  (74,108)
Identifiable assets     $2,650,878       $230,723       $2,881,601

1991
Net sales to
        unaffiliated
        customers       $1,090,743      $  99,662       $1,190,405
Operating
        income (loss)   $  118,878     $ (15,163)       $  103,715
Identifiable assets     $2,606,169     $ 173,850        $2,780,019


Net Export Sales

The breakdown of total net export sales by geographic area was:

(In thousands)                             1993      1992     1991
Europe                                $  60,944 $  95,604 $ 92,131
Latin America                            55,929    45,214   38,824
Asia                                    114,964    82,959   43,663
Canada                                   19,401    13,933    1,262
Mexico                                   12,310    13,636    4,462
Other                                     6,631    19,865   11,990
        Sub-total                       270,179   271,211  192,332
Less: distribution costs                (59,162)  (52,897) (35,518)
Total net export sales                 $211,017  $218,314 $156,814
Reconciliation of Net Income (Loss)
to Cash Flow from Operations
(In thousands)                             1993      1992       1991
Net income (loss)                      $(64,499) $(81,957) $  45,589
Changes in accounting
        principles                          --    (10,911)       --
Depreciation, amortization
        and cost of timber
        harvested                       163,086   161,910    132,026
Deferred income taxes                   (25,204)  (51,655)     6,920
Minority interests                       (9,651)  (15,465)    (2,286)
Gain on sale
        of timberlands                  (52,220)      --         --
Changes in working capital:
        Receivables                     (66,265)   79,334      4,801
        Inventories                      13,666     8,469    (17,327)
        Accounts payable and
                accrued liabilities      (9,332)    7,332     (6,745)
        Income taxes payable              9,320   (10,916)    (4,062)
        Other                            10,453    23,335     (2,336)
Cash flow from operations              $(30,646) $109,476   $156,580

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
Bowater Incorporated and Subsidiaries

Quarterly Information (Unaudited)
Quarterly financial results for the years 1993 and 1992 are summarized as follows:
(In thousands, except per-share amounts)


Year Ended December 31, 1993                   First          Second           Third            Fourth            Year
Net sales                                   $348,921        $328,702        $335,673          $340,388      $1,353,684
Gross profit (loss)                       $   (1,102)      $  12,343       $   (2,722)     $       (46)  $       8,473
Net income (loss)                          $ (22,945)      $ (15,609)      $ (30,832)      $     4,887    $    (64,499)
Net income (loss) per common share      $       (.65)   $       (.45)   $       (.86)   $        .12    $        (1.84)

Year Ended December 31, 1992                   First          Second           Third            Fourth            Year
Net sales                                   $340,503        $323,295        $333,847          $363,173       $1,360,818
Gross profit (loss)                       $    1,201      $   (8,401)     $    2,898        $    5,867    $       1,565
Loss before cumulative effect of changes
        in accounting principles           $ (29,657)      $ (24,416)      $(17,904)         $ (20,891)    $    (92,868)
Net loss                                   $ (18,746)      $ (24,416)      $(17,904)         $ (20,891)    $    (81,957)
Loss per common share before cumulative
        effect of changes in accounting
        principles                      $       (.84)   $       (.70)   $       (.51)     $       (.59)         $ (2.64)
Net loss per common share               $       (.54)   $       (.70)  $       (.51)      $       (.59)  $        (2.34)


Price ranges of the company's common stock during 1993 and 1992 as reported on the New York Stock
Exchange were:

                       1993           1992
                  High    Low     High    Low

First quarter   $24-5/8  $20      $27-1/4  $20-1/4
Second quarter   23       19-1/2   24-3/4  20
Third quarter    21       18       21-1/8  17-5/8
Fourth quarter   24-3/8   18-1/4   25-5/8  17-7/8

                                 28


MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The management of the company is responsible for the information contained in the financial statements and in the other parts of this report. The accompanying consolidated financial statements of Bowater
Incorporated and Subsidiaries have been
prepared in accordance with generally accepted accounting principles.
In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as accurate and factual as possible, management has communicated to all appropriate employees requirements for accurate recordkeeping and accounting.
        The company maintains a system of internal accounting controls designed to provide reasonable assurances for the safeguarding of assets and the reliability of financial records. The system is subject to continuous review through a corporate-wide internal audit program with appropriate management follow-up action.
Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the company has an effective and responsive system of internal accounting controls.
        The company's independent auditors, KPMG Peat Marwick, are responsible for conducting an audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company and its subsidiaries in conformity with generally accepted accounting principles.
Their report appears on this page.
        There is an Audit Committee of the Board of Directors composed of three non-employee directors who meet regularly with management, the internal auditors and KPMG Peat
Marwick to discuss specific accounting, reporting and internal control matters. Both the independent auditors and internal auditors have full and free access to the Audit Committee.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Bowater Incorporated:
We have audited the accompanying consolidated balance sheet of Bowater
Incorporated and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, capital accounts, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowater Incorporated and Subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.
        As discussed in the notes to the consolidated financial statements, the company adopted the provisions of the Financial
Accounting Standards Board's Statement of Financial Accounting
Standards No. 106, "Employers' Accounting for Postretirement
Benefits Other Than Pensions," and Statement of Financial Accounting
Standards No. 109, "Accounting for Income Taxes," in 1992.

(Signature of KPMG Peat Marwick)
KPMG Peat Marwick
Greenville, South Carolina
February 11, 1994

                                 29


Financial and Operating Record
Bowater Incorporated and Subsidiaries


(Dollars in millions, except per-share amounts)                                              1993        1992
Income Statement Data
Net sales                                                                                $1,353.7  $   1,360.8
Operating income (loss)                                                                     (63.3)       (74.1)
Income (loss) from continuing operations before cumulative effect
        of changes in accounting principles and extraordinary charge1,2                     (64.5)       (92.9)
Net income (loss)                                                                           (64.5)       (82.0)
Fully diluted earnings (loss) per common share                                              (1.84)       (2.34)
Dividends declared per common share3                                                          .60         1.20
Segment Information
Net sales:
Pulp, paper and related products
        Newsprint                                                                      $    607.6 $      662.2
        Directory and uncoated specialties                                                  203.4        124.7
        Coated paper                                                                        316.2        296.1
        Pulp                                                                                 98.9        136.4
        Lumber, stumpage and other products                                                 103.1         79.5
                                                                                        $ 1,329.2  $   1,298.9
Communication papers                                                                        191.8        207.5
Distribution costs                                                                         (142.4)      (133.0)
Eliminations                                                                                (24.9)       (12.6)
                                                                                       $  1,353.7  $   1,360.8
Operating income (loss):
Pulp, paper and related products                                                       $    (32.8) $      (46.1)
Communication papers                                                                         (6.4)         (2.3)
Financial Position4
Timber and timberlands                                                                 $    422.5  $      432.6
Fixed assets, net                                                                         1,750.7       1,821.7
Total assets                                                                              2,726.2       2,881.6
Total debt                                                                                1,120.2       1,134.3
Total capitalization5                                                                     2,332.9       2,472.7
Additional Information
Percent return on average common equity                                                      (8.6)%        (9.6)%
Income from continuing operations as percent of net sales                                    (4.8)%        (6.8)%
Total debt as percent of total capitalization                                                 48.0%         45.9%
Total debt and redeemable preferred stock as percent of common shareholders' equity          163.1%        147.7%
Effective tax rate                                                                            32.0%         37.0%
Cash flow (used for) from operations                                                   $     (30.6)    $   109.5
Capital expenditures, including timberlands                                            $     121.8     $   139.5
Common shareholders' equity per share                                                  $     20.10     $    22.55

Common stock price range                                                              $18 - 24-5/8 $17-5/8-27-1/4
Shipments (thousands of short tons)
        Newsprint                                                                            1,437          1,631
        Directory and uncoated specialties                                                     331            191
        Coated paper                                                                           454            447
        Pulp                                                                                   312            318
Registered shareholders                                                                      7,300          8,200
Employees4                                                                                   6,600          6,900

1. In 1984, the company sold its subsidiary, Bowater Home Center, Inc.
2. In 1990, the company redeemed all its $125 million 12-3/8% Sinking Fund Debentures Due 2015. Premium paid and related expenses resulted in an extraordinary charge of $9.0 million after tax ($.25 per common share).
3. Dividend per-share information for years prior to 1985 is not considered meaningful due to the separation of the company from its former parent in 1984.
4. 1993, 1992 and 1991 amounts include GNP, acquired December 31,1991.
5. Total capitalization includes total debt, deferred income taxes, minority interests in subsidiaries, redeemable preferred stock and common shareholders' equity.

    1991           1990           1989            1988           1987        1986       1985        1984        1983
$1,190.4       $1,289.1       $1,361.0        $1,330.8       $1,154.5      $846.7     $841.8      $829.9      $706.8
   103.7          174.9          280.5           334.1          218.5       124.0      136.0       137.1        85.2
    45.6           87.4          144.6           164.3           81.1        49.4       67.5        62.5        39.6
    45.6           78.4          144.6           164.3           81.1        49.4       67.5        72.1        38.0
    1.15           2.05            3.86            4.37           2.12        1.49       2.21        2.57        1.52
    1.20           1.20            1.14             .97            .83         .72        .72         --          --


$  601.4      $   617.2      $   645.3        $  671.3       $  607.1      $556.1     $612.2      $598.2      $509.3
      --             --             --              --             --          --         --         --           --
   259.9          279.0          279.2           269.7          203.7       126.4      103.7        95.6        78.0
   138.0          170.7          182.6           153.2          125.1        98.3       78.8        98.2        83.5
    34.3           32.6           32.7            37.2           37.7        36.0       33.1        39.3        54.8
$ 1,033.6    $ 1,099.5      $ 1,139.8     $   1,131.4         $973.6      $816.8     $827.8      $831.3      $725.6
    254.9        280.9          310.2           279.0          257.4       102.9       76.2        56.4        35.8
    (98.1)       (91.3)         (89.0)          (79.6)         (76.5)      (73.0)     (62.2)      (57.8)      (54.6)
       --           --             --              --             --          --         --          --           --
$ 1,190.4    $ 1,289.1      $ 1,361.0     $   1,330.8       $1,154.5       $846.7    $841.8      $829.9      $706.8

$   108.5    $   183.0      $   284.6     $     345.1       $  224.3       $139.6    $147.1      $148.6      $ 98.8
     14.4         11.4           17.5             9.7           10.1         (1.3)      3.6         1.2        (3.3)

$   414.1    $   297.9      $   285.7     $     273.5       $  256.6       $243.6    $231.2      $216.0      $204.0
  1,858.8      1,604.7        1,529.5         1,223.8        1,079.8      1,021.6     843.1       552.8       452.2
  2,780.0      2,297.9        2,284.2         1,880.5        1,699.8      1,600.7   1,315.0     1,032.7       935.2
    864.5        498.2          532.4           293.2          367.6        631.8     345.3       273.6       216.8
  2,452.7      2,078.2        2,058.8         1,671.6        1,549.4      1,482.8   1,124.7       885.6       746.1

      4.4%         7.9%          16.0%           20.7%          13.1%        10.2%     16.8%       20.2%       11.0%
      3.8%         6.8%          10.6%           12.4%           7.0%         5.8%      8.0%        7.5%        6.0%
     35.2%        24.0%          25.9%           17.5%          23.7%        42.6%     30.7%       30.9%       29.1%
     99.6%        61.2%          66.9%           44.4%          61.9%       156.1%     99.1%         --          --
     37.0%        37.0%          36.0%           36.5%          43.0%        30.2%     29.2%       38.8%       29.5%
$   156.6    $   238.4      $   327.3     $      324.3      $   247.3    $  123.7    $151.3   $   171.5     $  50.6
$   159.7    $   214.1      $   423.4     $      214.3      $    88.1    $  308.5    $297.3   $   176.7     $  70.1
$   26.21    $    26.24     $    25.37    $      23.07      $   19.60    $   15.33   $ 14.45  $    12.97    $ 13.38

$18-5/8-30-3/8 $16-1/8-28-1/2 $25-3/4-34-1/8 $25-1/4-36-7/8 $22-44-1/2   $23-3/8-33-1/8 $19-7/8-25-7/8 $14-7/8-25-1/8    --

    1,244        1,266          1,278           1,233           1,246       1,237     1,200       1,112       1,066
      --            --            --              --               --          --        --          --          --
      346          352            343             337             316         188       128         129         127
      317          300            261             250             253         260       242         239         247
    9,500       14,000         15,600          17,000          18,000      21,000    24,000      38,800          --
    7,200        5,100          5,100           5,000           5,000       4,800     4,400       4,600       4,600



BOARD OF DIRECTORS AND OFFICERS

Board of Directors

Francis J. Aguilar
Professor
Harvard University
Graduate School of Business

Hugh D. Aycock
Retired President,
Chief Operating Officer
and Director
Nucor Corporation
(steel and steel products)

Richard Barth
Chairman, President,
and Chief Executive Officer
Ciba-Geigy Corporation
(diversified chemical products)

Kenneth M. Curtis
President
Maine Maritime Academy

Anthony P. Gammie
Chairman and
Chief Executive Officer
Bowater Incorporated

Richard Laster
Chairman and Director
DNA Plant Technology Corporation
(agricultural biotechnology)

H. Gordon MacNeill
Chairman
Jannock Limited
(diversified manufacturing)

Richard D. McDonough
Vice Chairman
Bowater Incorporated

Donald R. Melville
Retired Chairman and
Chief Executive Officer
Norton Company
(diversified manufacturing)

John A. Rolls
President and
Chief Executive Officer
Deutsche Bank North America
(international banking)

James White
Chairman
Aerospace Composite
Technologies Ltd.
(aerospace components)

Board Committees

Executive Committee
A.P. Gammie
R.D. McDonough

Audit Committee
J.A. Rolls (Chairman)
J. White
K.M. Curtis

Human Resources and
Compensation Committee
D.R. Melville (Chairman)
R. Barth
R. Laster

Nominating Committee
F.J. Aguilar (Chairman)
H.D. Aycock
D.R. Melville

Pension Plan Committee
R. Laster (Chairman)
H.G. MacNeill
H.D. Aycock
R.D. McDonough

Finance Committee
R. Barth (Chairman)
H.G. MacNeill
J.A. Rolls
R.D. McDonough

Officers

Anthony P. Gammie
Chairman and
Chief Executive Officer

Richard D. McDonough
Vice Chairman
John C. Davis
Senior Vice President -
Pulp and Paper Sales

Robert C. Lancaster
Senior Vice President and
Chief Financial Officer

David E. McIntyre
Senior Vice President -
Pulp and Paper Manufacturing

Robert J. Pascal
Senior Vice President
President - Communication
Papers Group

Donald J. D'Antuono
Vice President -
Corporate Development

John P. Fucigna
Vice President - Finance

Robert D. Leahy
Vice President - Corporate Relations

David G. Maffucci
Vice President - Treasurer

Ecton R. Manning
Vice President - General Counsel

Robert A. Moran
Vice President - Pulp and Paper
Manufacturing Services

Michael F. Nocito
Vice President - Controller

Aubrey S. Rogers
Vice President - Information Services

Wendy C. Shiba
Secretary and Assistant General Counsel

Phillip A. Temple
Vice President - Human Resources
and Administration

                                 32


SHAREHOLDER INFORMATION

Annual Meeting
The company's annual meeting of shareholders will be held on Wednesday, May 25, 1994, at 10:30 a.m. at the Omni Charlotte Hotel,
Charlotte, North Carolina.

An information meeting for shareholders will be held in London on Tuesday, June 21, 1994, at 11:30 a.m. at the May Fair Intercontinental
Hotel, Stratton Street, London W1A 2AN.

Stock Listings

Bowater Incorporated common stock is listed on the New York Stock Exchange (stock symbol BOW), U.S. regional exchanges, the London Stock Exchange and the Swiss Stock Exchanges.

Depositary shares, each representing a one-fourth interest in a share of the company's 7% PRIDES, Series B Convertible Preferred Stock, and
Depositary shares, each representing a one-fourth interest in a share of the company's 8.40% Series C
Cumulative Preferred Stock, are listed on the New York Stock Exchange
(stock symbols BOW Pr B and BOW Pr C, respectively).

Common Stock

Registrars and Transfer Agents
The Bank of New York
101 Barclay Street
Stock Transfer Administration-22W
New York, NY 10286
800/524-4458

The R-M Trust Co.
Balfour House
390 High Road
Ilford, Essex 1G1 1NQ, England
081-478-1888

LIBOR Preferred Stock, Series A
Registrar and Transfer Agent
Mellon Securities Trust Company
120 Broadway
New York, NY 10271
800/526-0801


Series B Convertible Preferred Stock and
Series C Cumulative Preferred Stock Depositary,
Registrar and Transfer Agent
Trust Company Bank
P.O. Box 4625
Atlanta, GA 30302
800/568-3476

Investor Information
Investor inquiries about Bowater should be directed to SuAnne B. Aune, Director -- Investor Relations, at Bowater's headquarters.

10-K Report
Bowater files an annual report on Form 10-K with the Securities and Exchange Commission. A free copy may be obtained by writing to Maryann
Quinn at Bowater's headquarters.

Dividend Reinvestment and Stock Purchase Plan
The company has a Dividend Reinvestment and Stock Purchase Plan.
Information is available from Maryann Quinn at Bowater's headquarters.

Auditors
KPMG Peat Marwick
One Insignia Financial Plaza
Suite 600
P.O. Box 10529
Greenville, SC 29603
803/250-2600


HEADQUARTERS
Bowater Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, SC  29602
803/271-7733
803/282-9482 (Fax)

OPERATIONS
Bowater Incorporated
Carolina Division
P.O. Box 7
Catawba, SC  29704
803/329-6600

Bowater Incorporated
Southern Division
Calhoun Newsprint Company
Calhoun, TN  37309
615/336-2211

Great Northern Paper, Inc.
One Katahdin Avenue
Millinocket, ME  04462
207/723-5131

Bowater Mersey Paper Company, Ltd.
P.O. Box 1150
Liverpool, Nova Scotia BOT 1KO
Canada
902/354-3411

Bowater Incorporated
Communication Papers Group
1120 Post Road, 3rd Floor
P.O. Box 4012
Darien, CT  06820
203/656-7200

Bowater Communication Papers Inc.
Star Forms
1515 Fifth Avenue, Suite 400
Moline, IL  61625
309/797-1389

Bowater Computer Forms
3000 East Plano Parkway
P.O. Box 869020
Plano, TX  75086-9020
214/578-2000

LUMBER COMPANIES
Bowater Lumber
660 Industrial Boulevard
Albertville, AL  35959

Bowater Mersey Sawmill at Oakhill
Bridgewater, NS
Pinkham Lumber
P.O. Box 0
Ashland, ME  04732


COMMUNICATION PAPERS--CONVERTING PLANTS

Bowater Communication Papers Inc.
5461 East Santa Ana Street
Ontario, CA  91761-8626

Bowater Communication Papers Inc.
Lincoln Denver Business Center II
11685 E. 53rd Avenue -- Unit A
Denver, CO 80239-2322

Bowater Communication Papers Inc.
5120 Great Oak Drive
Lakeland, FL  33801-3180

Bowater Communication Papers Inc.
1165 S. Elm Street
Scottsburg, IN  47170-2168

Bowater Communication Papers Inc.
3129 State Street
Bettendorf, IA  52722-5253

Bowater Communication Papers Inc.
550 Lillard Drive
Sparks, NV 89434-8955

Bowater Communication Papers Inc.
42 Industrial Circle
Conestoga Valley Industrial Center
Leola, PA 17540

Bowater Communication Papers Inc.
3000 East Plano Parkway
Plano, TX  75074-7421


BOWATER
INCORPORATED
SALES OFFICES

Bowater Sales - Atlanta
Suite 1070
Two Ravinia Drive
Atlanta, GA  30346
Bowater Sales - Boston
Point West Place
111 Speen Street, Suite 305
Framingham, MA  01701
Bowater Sales - Cincinnati
4055 Executive Park Drive
Cincinnati, Ohio 45241
Bowater Sales - Dallas
Suite 270, 5728 LBJ Freeway
Dallas, TX  75240
Bowater Sales - Jacksonville
Suite 200, 4190 Belfort Road
Jacksonville, FL  32216
Bowater Sales - Lisle
650 Warrenville Road, Suite 410
Lisle, Illinois 60532
Bowater Sales - Raleigh
2000 Regency Parkway, Suite 300
Cary, NC 27511
Bowater Sales - Saddle Brook
Park 80 West, Plaza 2
Saddle Brook, NJ 07662

BOWATER
COMMUNICATION
PAPERS INC.

Sales Office Locations

Bowater Computer Forms
Irvine, CA
Pleasanton, CA
Van Nuys, CA
Englewood, CO
Clearwater, FL
Orange Park, FL
Atlanta, GA
Lisle, IL
Overland Park, KS
Louisville, KY
Southfield, MI
Chesterfield, MO
Cedar Knolls, NJ
New York, NY
Charlotte, NC
Cincinnati, OH
Columbus, OH
Mentor, OH
Tulsa, OK
Wayne, PA
Dallas, TX
The Woodlands, TX

Star Forms
Fullerton, CA
San Ramon, CA
Solana Beach, CA
Temecula, CA
Englewood, CO
Lakeland, FL
Atlanta, GA
Snellville, GA
Moline, IL
Roselle, IL
Woburn, MA
White Bear Lake, MN
Cedar Knolls, NJ
New York, NY
Beachwood, OH
Toledo, OH
Stillwater, OK
Leola, PA
Wayne, PA
Johnston, RI
Germantown, TN
Duncanville, TX
Humble, TX
Bothell, WA

                  Produced by Corporate Relations,
                  Bowater Incorporated
                  (Copyright)1994 Bowater Incorporated
                  Printed in U.S.A.
                  Bowater Incorporated is an equal opportunity employer.
(Bowater logo)    (Recycled logo)Printed on recycled paper.

******************************************************************************
                              APPENDIX

On Page 1 of Exhibit 13 there is a photo of Anthony P. Gammie in the upper right corner and the signature of Anthony P. Gammie where noted.

On Page 2 of Exhibit 13 there are three photos at the bottom of the page.
Each one of workers in the Bowater company.
Also on Page 2 there is a bar graph where indicated. The plot points are as listed below:

N.A. Newsprint
Capacity and Shipments
Thousands of Metric Tons

          '89       '90         '91       '92       '93
Capacity  15,732    16,262      16,685    16,704    16,518
Shipments 15,121    15,081      14,880    15,606    15,736
Source: American Forest and Paper Association


On Page 3 of Exhibit 13 there are three photos at the bottom of the page.
Each one of workers in the Bowater company.
There is also a bar graph where indicated. The plot points are as listed below:

N.A. Coated
Groundwood Papers
Capacity and Shipments
Thousands of
Short Tons

          '89       '90         '91       '92       '93
Capacity  4,760    4,960        4,971     5,171     5,293
Shipments 4,429    4,723        4,543     4,912     4,883
Source: American Forest and Paper Association,
Canadian Pulp and Paper Association


On Page 4 of Exhibit 13 there are three photos at the bottom of the page.
Two are photos of workers in the Bowater company. One is of a Bowater site with a sign that says Congratulations 5,000,000 SAFE EMPLOYEE HOURS on it.
There is also a bar graph where indicated. The plot points are as listed below:

N.A. Uncoated
Groundwood
Specialty Papers
Capacity and Shipments
Thousands of
Short Tons

          '89       '90         '91       '92       '93
Capacity  3,906     4,018       4,465     4,052     4,121
Shipments 3,583     3,762       3,706     3,471     3,845
Source: American Forest and Paper Association

On Page 5 of Exhibit 13 there are three photos at the bottom of the page.
Each one of workers in the Bowater company.
There is also a bar graph where indicated. The plot points are as listed below:

Chemical Grade
Market Pulp,
Norscan Shipments
Thousands of
Metric Tons

          '89       '90         '91       '92       '93
          18,254    17,107      17,956    18,969    19,552
Source: American Forest and Paper Association

On Pages 6 and 7 of Exhibit 13 there is a 2 page spread of a map of the United States, British Columbia, Alberta, Saskatchewan,
Manitoba, Ontario, Quebec, New Brunswick and Nova Scotia listing the sites of Bowater's Corporate Headquarters, Paper Mills, Sawmills, Woodlands Offices, Owned/Leased Timberlands,
Bowater Incorporated Sales Offices, Bowater Communication Papers Inc.
Star Forms Corporate Office, BCPI Converting Plants, Bowater Computer
Forms Sales Offices and Star Forms Sales Offices. In the left corner of the page there is a Global Market map.

On Page 9 of Exhibit 13 there is a bar graph where indicated.
The plot points are as listed below:

Cash Dividends Paid
on Common Stock
$ Per Share

          '89       '90         '91       '92       '93
          1.14      1.20        1.20      1.20      .75

On Page 10 of Exhibit 13 there is a bar graph where indicated.
The plot points are as listed below:

Bowater Incorporated
Newsprint Sales
$ Millions

          '89       '90         '91       '92       '93
          645.3     617.2       601.4     662.2     607.6

On Page 11 of Exhibit 13 there is a bar graph where indicated.
The plot points are as listed below:

Bowater Incorporated
Coated Paper Sales
$ millions

          '89       '90         '91       '92       '93
          279.2     279.0       259.9     296.1     316.2


On Page 12 of Exhibit 13 there are two bar graphs where indicated.
The plot points are as listed below:

Bowater Incorporated
Market Pulp Sales
$ Millions

          '89       '90         '91       '92       '93
          182.6     170.7       138.0     136.4     98.9

Bowater Incorporated
Communication
Paper Sales
$ Millions

          '89       '90         '91       '92       '93
          310.2     280.9       254.9     207.5     191.8

On Page 13 of Exhibit 13 there are two bar graphs where indicated.
The plot points are as listed below:

Cash Flow
From Operations
$ Millions

          '89       '90         '91       '92       '93
          327.3     238.4       156.6     109.5     (30.6)

Capital Expenditures
Including Timberland
$ Millions

          '89       '90         '91       '92       '93
          423.4     214.1       159.7     139.5     121.8

On Page 14 of Exhibit 13 there is a bar graph where indicated.
The plot points are as listed below:

Total Capitalization
and Total Debt
$ Millions

             '89       '90         '91       '92       '93
Debt         532.4     498.2       864.5     1,134.3   1,120.2
Total Cap. 2,058.8   2,078.2     2,452.7     2,472.7   2,332.9

On Page 29 of Exhibit 13 there is a signature of KPMG Peat Marwick where indicated.

On the Back Cover of Exhibit 13 the Bowater logo and recycled logo both appear where noted.

