Form 10-K, Exhibit 13
BOWATER INC
filed 1995-03-29
CIK 743368

                 1994 ANNUAL REPORT

                      BOWATER
                   INCORPORATED

                       Customer
                        FOCUSED
                            and Quality
                           DRIVEN

FINANCIAL HIGHLIGHTS

                                        BOWATER INCORPORATED AND SUBSIDIARIES


(In millions, except per-share amounts)                   1994            1993
Net sales                                          $   1,359.0     $   1,353.7
Operating income (loss)                                   42.1           (63.3)
Loss before income taxes and minority interests           (6.8)         (109.0)
Net loss                                                  (4.8)          (64.5)
Net loss per common share                                 (.59)          (1.84)
Average common shares outstanding                         36.6            36.4
Dividends paid per common share                    $       .60     $       .75
Working capital                                          303.2           180.2
Total assets                                           2,851.4         2,726.2
Shareholders' equity                                     887.4           732.5
Total debt                                             1,118.5         1,120.2
Total debt as a percentage of total capitalization        50.3%           54.1%
Current ratio                                            2.44x           1.75x


Net Sales
IN MILLIONS OF DOLLARS

(Bar graph appears here. Plot points are listed below.)

94           1,359
93           1,354
92           1,361
91           1,190
90           1,289
89           1,361
88           1,331
87           1,155
86             847
85             842
84             830

Net Income (Loss)
IN MILLIONS OF DOLLARS

(Bar graph appears here. Plot points are listed below.)

94           (4.8)
93          (64.5)
92          (82.0)
91           45.6
90           78.4
89          144.6
88          164.3
87           81.1
86           49.4
85           67.5
84           72.1

Dividends Paid
Per Common Share
IN DOLLARS

(Bar graph appears here. Plot points are listed below.)

94           .60
93           .75
92          1.20
91          1.20
90          1.20
89          1.12
88           .92
87           .78
86           .72
85           .72

Return on Equity
PERCENT

(Bar graph appears here. Plot points are listed below.)

94           (2.7)
93           (8.6)
92           (9.6)
91            4.4
90            7.9
89           16.0
88           20.7
87           13.1
86           10.2
85           16.8
84           20.2

Sales, Newsprint
IN THOUSANDS OF SHORT TONS

(Bar graph appears here. Plot points are listed below.)

94           1,460
93           1,437
92           1,604
91           1,244
90           1,266
89           1,278
88           1,233
87           1,246
86           1,237
85           1,200
84           1,112

Sales, Directory and
Specialty Grades
IN THOUSANDS OF SHORT TONS

(Bar graph appears here. Plot points are listed below.)

94            265
93            278
92            191

Sales, Coated Paper
IN THOUSANDS OF SHORT TONS

(Bar graph appears here. Plot points are listed below.)

94           453
93           454
92           447
91           346
90           352
89           343
88           337
87           316
86           188
85           128
84           129

Sales, Pulp
IN THOUSANDS OF SHORT TONS

(Bar graph appears here. Plot points are listed below.)

94           300
93           312
92           318
91           317
90           300
89           261
88           250
87           253
86           260
85           242
84           239

Capital Expenditures,
Including Timberlands
IN MILLIONS OF DOLLARS

(Bar graph appears here. Plot points are listed below.)

94          216.1
93          121.8
92          139.5
91          159.7
90          214.1
89          423.4
88          214.3
87           88.1
86          308.5
85          297.3
84          176.7

Total Debt As a Percentage
of Total Capitalization
PERCENT

(Bar graph appears here. Plot points are listed below.)

94           50.3
93           54.1
92           51.9
91           41.9
90           29.4
89           31.3
88           21.4
87           28.2
86           49.0
85           36.0
84           37.2

BOWATER DESCRIBED
    Bowater Incorporated, headquartered in Greenville, South Carolina, is a major producer of wood fiber products. The company is the largest manufacturer of newsprint in the United States and the second largest in North America. Bowater is also one of the largest U.S. producers of newsprint containing recycled fiber.

    Other important wood fiber products made by Bowater include coated papers, book papers, ground-wood specialties and market pulp as well as virgin fiber and recycled directory paper. The company's products are marketed worldwide.

    Bowater owns and operates fully integrated manufacturing facilities in Catawba, South Carolina; Calhoun, Tennessee; Millinocket and East Millinocket, Maine; and Liverpool, Nova Scotia, Canada.

    Supporting these operations are 3.7 million acres of timberlands controlled by the company. Approximately one-half this total is located in Maine, with the balance split between the southeastern United States and Nova Scotia. This timberland base also supplies the company's three sawmills, which produce construction grade lumber in Alabama, Maine and Nova Scotia.

    Bowater is also a leading converter and marketer of communication papers, primarily stock continuous computer forms. The raw materials used for conversion are increasingly being supplied by the company. Communication papers are converted at eight plants and sold throughout the United States.

    In July 1994, Bowater celebrated its tenth anniversary as a publicly traded, U.S.-based company. Its common stock is traded on the New York Stock Exchange, regional U.S. exchanges, the London Stock Exchange and the Swiss Stock Exchanges.

TABLE OF CONTENTS

Shareholders' Letter                                       2
Newsprint                                                  4
Coated Groundwood Papers                                   6
Directory Papers                                           8
Market Pulp                                               10
Communication Papers                                      12
Woodlands                                                 14
Environmental Commitment                                  15
Financial and Operating Record                            16
Business and Financial Review                             18
Consolidated Financial Statements                         23
Notes to Consolidated Financial Statements                27
Management's and Auditors' Statements                     35
Directors and Officers                                    36
Shareholder Information                    Inside Back Cover
Directory                                         Back Cover

TO OUR SHAREHOLDERS

(Photo of Anthony P. Gammie here)      (Photo of Arnold M.Nemirow here)
        Anthony P. Gammie,                      Arnold M. Nemirow,
      Chairman of the Board            President and Chief Executive Officer

    Following quarterly losses from January 1992 through June 1994, Bowater restored operating profitability in the third quarter of last year. Higher pricing for key product grades coupled with better operating efficiencies and rigorous cost controls are yielding improved performance. The company is clearly focused on its customers' needs and market requirements.


1994 Review

    For the year, Bowater incurred a net loss of $4.8 million, or $.59 per share, on sales of $1.36 billion. This compares to a net loss of $64.5 million, or $1.84 per share, on sales of $1.35 billion for 1993.

    Most recent quarterly results are encouraging. Excluding a gain on the sale of timberlands, Bowater's net income for 1994's fourth quarter reached $11.1 million, or $.17 per share, the company's best quarterly performance since the second quarter of 1991.

    Performance of the newsprint segment of our business improved significantly, due in part to a 3.6 percent increase in worldwide consumption in 1994. Also contributing to this improvement was the removal of substantial amounts of marginal capacity from the North American market during the past four years. As a result, three price increases were implemented during the year.

    After a difficult start to 1994, our coated groundwood paper business enjoyed rising demand and higher prices during the second half of the year. Magazine paging advanced 5.3 percent during the year as improvements in the U.S. economy produced a 10.9 percent rise in magazine advertising expenditures. Additional support was provided by a leveling off of European imports into the U.S., in response to greater demand in their home markets.

    Market pulp demand was particularly strong during 1994, with selling prices doubling by the end of 1994 compared to December 1993. International fiber shortages and improving economies were largely responsible for this improvement.


    The communication papers segment faced competitive pressures in 1994, but nonetheless improved its operating performance compared to 1993. Higher selling prices and attention to operating costs were key factors in this performance.

    Cost reduction programs in 1994 included closure of certain obsolete manufacturing facilities at Great Northern Paper's Millinocket, Maine, mill as well as continued reduction of companywide operating costs.

    Sales of nonstrategic timberlands continued during the year, amounting to 221,000 acres of woodlands, which added $20.8 million, or $.57 per share, to net income.


Strategic Focus

    1995 marks a transition for the company in terms of both leadership and strategy. Arnold M. Nemirow, who joined Bowater as President and Chief Operating Officer and a member of the Board of Directors in September 1994, became President and Chief Executive Officer on March 1, while Anthony P. Gammie continues as Chairman of the Board. Completing 40 years of service with the company, Mr. Gammie has announced plans to step down as Chairman in early 1996.

    As part of this transition, the company will concentrate its efforts this year on debt reduction, continued cost reduction and asset monetization, decentralization and customer focus.

    In order to strengthen the balance sheet and better position the company to invest in future growth opportunities, Bowater last month undertook a public tender offer to prepay up to $200 million of its indebtedness. Any further debt reduction in 1995 will depend on the strength of the company's cash flow.

    The company recently decentralized its operations into four divisions:
Newsprint, Coated Papers and Pulp, Great Northern Paper (directory and specialty grades) and Bowater Communication Papers. Each has a management team directly responsible for the profitability of its products and assets as well as clearly defined performance goals. This change will enhance customer focus in our major markets and bring senior management closer to manufacturing and marketing activities.

    We have started a companywide cost reduction program utilizing a team-oriented, participatory approach to improve our operating efficiencies.

    Emphasis on customer focus will include ongoing ISO 9000 international quality certifications. Participation and feedback are encouraged at all levels of the organization, with a new focus on incentive and reward systems for employees.


Outlook

    Market indicators for our primary grades are promising. Healthy conditions in the newsprint market are a global phenomenon with especially strong demand and pricing in Europe, Asia and Latin America. U.S. demand remains strong and no significant new North American capacity has been announced. Based on these conditions, Bowater has recently announced a price increase for May 1995.

    Strong growth in demand is anticipated this year for coated groundwood papers for magazine and commercial printing uses. Improved European demand continues to impact favorably the North American market, while there have been no reports of major capacity expansions in this grade. The company has recently announced a price increase for April 1995.

    We continue to be optimistic about market pulp's performance for this year. Demand remains strong in both domestic and export markets, industry operating rates are at full capacity, and transaction prices have increased since the beginning of 1995.

    As alluded to at the beginning of this letter, improved conditions come on the heels of one of the most punishing downturns witnessed by this industry and the company in recent times. It is our belief Bowater's people remain the company's greatest asset. We take this opportunity to thank them for their contributions during this period.

    In large part our current and future successes hinge on the ability to forge partnerships with our customers to meet their needs. These relations are based on trust and commitment, shared information, cooperation and continuous improvement. The following sections of this report highlight this pursuit.


Anthony P. Gammie
Chairman of the Board




Arnold M. Nemirow
President and Chief Executive Officer

March 14, 1995

NEWSPRINT


    Added
    Value

    When the Greensboro News & Record sought to reduce the paper's inventory levels, Bowater instantly recognized an opportunity to add value to a core customer and secure sole supplier status. Thus, an Ideal Inventory System (IIS) was designed and instituted.

    The IIS was created by a cross-functional team of employees from Greensboro, the Carolina Mill and our Sales and Information Services departments. Now in full operation, using daily electronic data interchange transactions, the system permits us to manage the paper's inventory levels and replenish them as consumed.

    The result is a "win-win" situation. The News & Record eliminated the expense of holding and managing inventory, while we were better able to plan mill production for a 100% contracted customer.

    It's hard to argue with results. That's why Bowater is now planning to expand the system's availability to other newsprint customers as well.


                          Larry M. Young
                         Customer Service,
                           Newsprint

    Bowater Incorporated is the largest producer of newsprint in the United States and the second largest in North America. We are committed to our newsprint business, quality production and total customer satisfaction.

    1994 marked the start of a cyclical upturn for the newsprint industry. Strong rebounds in the U.S., European and Asian economies produced increased consumption and operating rates, as well as improved business conditions for our primary customers, newspaper publishers.

    Bowater's newsprint customer base, some 500 strong, ranges from well established small hometown newspapers such as The Index-Journaland The Daily Jeffersonian,to globally respected national publications, including The Wall Street Journal, The New York Times, USA Todayand The Washington Post.


                     US dailies'
                      newsprint
                    consumption
                  increased 4.9%
                      in 1994
                     compared
                      to 1993
                 SOURCE: AF&PA

                         Annual
                       production
                     of 1.5 million
                        tons of
                       newsprint
                       includes
                     935,000 tons
                      containing
                    recycled fiber

    In this year's tight newsprint market, a primary challenge has been satisfying our customers' rising level of demand. From order inception, manufacturing schedules and forecasts have required ongoing scrutiny to assure on-time delivery.

    To better serve our customers, Bowater is utilizing state-of-the-art information tracking systems. Inquiries concerning order status - from initiation through production, shipment and delivery to the pressroom - are now answered instantly. This technology also allows us to anticipate potential production or delivery problems in time to preempt them.

    Our commitment requires working with customers to help them overcome market challenges. Newspaper publishers are increasingly faced with regulatory requirements to use varying amounts of recycled fiber in their products. Bowater has responded with capital investments totaling $126 million at two newsprint/magazine recycling facilities. Now one of the largest manufacturers of recycled newsprint in North America, the company produced nearly 1 million tons of newsprint containing recycled fiber in 1994. Demand growth is certain to continue.

    Bowater's ability to provide this level of service is the result of listening to our customers and striving to understand their operations and products. This knowledge, coupled with manufacturing expertise and awareness of market requirements, yields top quality newsprint and consistent on-time delivery.

    In essence, our customer relations are defined by earned trust. It is one of our most valued and protected traits. At Bowater Incorporated, customer service is not merely a cordial or cooperative voice on the phone. It is a business partnership backed by technical know-how that translates into reliability and excellence.

                    The
              North American
              1994 operating
              rate was 96.3%

              SOURCE: AF&PA                                                   5

COATED GROUNDWOOD PAPERS


    Rapid
  Response

    In the fast-paced world of commercial printing, swift response to customers' needs is crucial. When Alden Press placed a "rush" order last spring for a unique printing job, Bowater's assistance was immediate.

    In less than 24 hours, the required production specifications were confirmed and customer service personnel alerted the Carolina Mill's production and transportation departments of the impending shipment.

    A prompt scheduling adjustment resulted in the customer receiving their order within 48 hours of inception, thus completing the printing job on time. This was accomplished without disruption to our other customers.

    When this need arose, Bowater was able to meet the challenge.

    Bowater is the nation's fifth largest producer of coated groundwood papers, producing 456,000 tons of 36 pound to 55 pound gloss and matte finished coated papers in 1994. As the U.S. economy improved during the year, so did the U.S. demand for coated groundwood papers, increasing 3.7% over 1993.

    Bowater's array of over 200 U.S. "coated" customers includes The New York Times, Conde Nast, R.R. Donnelley, Houghton Mifflin and Prentice Hall. Also included are magazines from Cosmopolitanto Golf Digest,and catalogs such as J. Crew and L.L. Bean. These are but a few of the many valued publishers, printers and other end-users of Bowater's coated groundwood papers.

    Quality color printing requires paper that meets high standards for brightness, smoothness, opacity, gloss, basis weight and runnability. Independent testing confirms Bowater's ranking as one of the preferred suppliers in the U.S. for both quality and service.

    The dynamics of this market demand a personal approach to customer service, with on-site visits and attention to details. Utilizing advanced information technology and more than 30 years of production experience, our employees are able to fill orders on a timely basis and in accordance with customer specifications. Tightening market conditions in 1994 required company representatives to work closely with customers to optimize production and delivery schedules so as to minimize adverse effects on their printing operations.

    Attention to our customers' needs partially explains our success. Customer service is the responsibility of all departments within Bowater and is handled by well-trained and dedicated personnel. These factors, together with quality papers, go a long way to assure customer satisfaction.


                           U.S. magazine
                            advertising
                              paging
                          increased 5.3%
                              in 1994
                             compared
                             to 1993

SOURCE: PUBLISHERS INFORMATION BUREAU




Rebecca B. Donivan
Customer Service Representative,
Coated Groundwood Papers

DIRECTORY PAPERS


   Reliability

    Located in Maine, Bowater's Great Northern Paper is accustomed to harsh weather, but the winter of 1994 repeatedly tested the company's ability to deliver product on time.

All was on schedule when five railcars, carrying nearly 300 tons of directory paper, routinely left the mill in late January en route to R.R. Donnelley in Illinois via Quebec. Delivery was slated for February 4. Unfortunately, a major snowstorm in Montreal soon made tracks impassable. The customer was notified immediately of a possible late arrival, and printing schedules were stretched to their maximum.

    By February 3, it became apparent the delivery date was in jeopardy. Only one alternative remained - to remake the entire order and ship by truck. While more expensive, it was ultimately faster and the most reliable approach.

    The mill reproduced the order within 24 hours and delivered the paper to Donnelley on February 6, just hours before press time.

    Bowater realizes its customers must also meet demanding schedules. "Neither rain, nor sleet, nor snow" will deter us from helping them do so.

                              Yellow page
                           advertising revenues
                                rose an
                            estimated 3.2%
                               in 1994
                              compared
                               to 1993

                SOURCE: R. J. COEN/MCCANN-ERICKSON


    Great Northern Paper Division (GNP) is a major supplier of directory paper.

    Today's directory paper market, particularly the mature North American arena, is characterized by high levels of competition, brought on by a relatively small number of customers matched against ample capacity. Opportunities remain greatest in export markets, due to higher population growth rates in developing countries and movement toward free market economies.

    Order scheduling for directory is different than that for Bowater's other grades. Rather than working from a forecast of annual contracted tonnage or filling spot requests, directory paper is generally ordered twice each year, under contract terms ranging from two to seven years. Customer needs dictate our production schedule, necessitating close communications to determine tonnage and delivery dates. Depending on prevailing market conditions, semiannual orders may require modification on a moment's notice.

    Bowater's 15 major U.S. directory paper customers are primarily telephone companies and include such regional giants as SBC Communications Inc. (Southwestern Bell), BellSouth and Bell Atlantic. We also service 20 foreign clients, including Nippon Telephone and Telegraph, Carvajal S.A. of Colombia and Australia Telecom. Niche markets include printers of airline guides and auto parts catalogs as well as compact, easily transportable directories for cellular phone users.

    The directory market is changing. There has been a shift from yellow pages to white, to allow four-color printing of "knock-out" ads consisting of white boxes with yellow backgrounds, thus producing bolder, cleaner, eye-catching presentations. A movement from standard 22.5 lb. paper to lighter basis weights is also evident. Bowater is now supplying a majority of white directory at 20 lb., for printing of the alpha pages. However, we are increasingly accommodating demands for 18 lb. stock due to expanding directory page counts.

    Requests for recycled content are also on the upswing. In 1994, Bowater produced directory paper that met or exceeded customer needs for 20 percent recycled content. We will manufacture approximately 200,000 tons of directory paper with a minimum of 25 percent recycled fiber content in 1995.

    Heated competition has resulted in heightened emphasis on product quality, as many customers insist their suppliers meet ISO 9000 international quality standards. GNP recently started the ISO certification process.

    Customers also issue "report cards," which grade technical service, stock bright ness and opacity. Bowater is ranked first in a clear majority of cases.

    Overall, we strive to make our customers' jobs easier. This may be as simple as providing legible order acknowledgments or as complex as implementing electronic access to our production and delivery systems. Across the entire spectrum of service offerings, we believe our customers and Bowater are profiting from the experience.


 GG Galarneau
 Customer Service Representative,
 Directory Papers

MARKET PULP

    Commitment

    When Penntech Papers called a Bowater representative at home on Easter Sunday, it was all in a day's work. The customer had only a few bales of pulp left and was facing the prospect of taking a machine down if it didn't procure supply within 24 hours. The shortage was the result of another supplier's failure to deliver.

    Bowater's service personnel immediately contacted a mill order planner at home, who in turn contacted transportation and the loading dock. Shipments began that very evening, with deliveries on Monday and Tuesday.

    Penntech has not forgotten the service provided that early Sunday morning. Neither have we, simply because it is our business and commitment.


MONOPOLY,(R) THE GAMEBOARD AND
CERTAIN OF ITS ELEMENTS AND PLAYING
PIECES ARE REGISTERED TRADEMARKS
OF TONKA CORPORATION. USED WITH
PERMISSION. (c)1935, 1946, 1961,
1992, 1994 PARKER BROTHERS,
A DIVISION OF TONKA CORPORATION.
ALL RIGHTS RESERVED.

                        Average prices
                     realized by Bowater
                          at the end
                           of 1994
                     were double those
                           at the
                         end of 1993


    There was a very significant improvement in the pulp market in 1994. Stronger world economic growth fueled increased paper usage and, in turn, the demand for market pulp, a primary raw material used in paper production. Improved demand, as well as supply shortages caused by capacity limitations and disruptions in the availability of wood in certain areas of the world, led to significant increases in prices in 1994. Demand in the U.S., Europe and the Pacific rim countries was particularly strong.

    Although Bowater sold a major portion of its pulp in overseas markets in 1994, we began selling more domestically as markets tightened in order to provide better service to our nearly three dozen key U.S. customers, including manufacturers such as Chesapeake, Deerfield, Penntech and Simpson. This shift in market emphasis helped ensure on-time delivery of our contracted domestic tonnage.

Most U.S. accounts place orders on a monthly basis. In this environment, providing a daily flow of production, shipping and quality testing information to our customers is critical. Producing pulp that meets or exceeds the strictest international criteria for brightness, cleanliness and consistency offers a distinct edge.

    Consistent attention to customer specifications and quality documentation are the "extras" that Bowater's pulp customers have come to appreciate in a world of fleeting loyalties. They are essential ingredients in a recipe that has permitted us to retain a following stronger than ever.



Sandy N. Bolding
Customer Service Representative,
Market Pulp

COMMUNICATION PAPERS


    Dedication

    When NationsBank, the country's third largest commercial banking operation, found itself critically short of EB-20(R) computer forms at its Nashville, Tennessee, data processing center on a New Year's Day, they knew a call to their Bowater Computer Forms (BCF) account representative would result in prompt assistance.

    Under emergency service procedures, the BCF representative contacted a plant manager in Scottsburg, Indiana. Though officially closed for the holiday weekend, the manager opened the facility and filled the order. Since routine trucking lines were unavailable, BCF's plant Quality Control Technician volunteered to make the 500-mile round trip delivery.

    Total time from NationsBank's initial call to on-site arrival of EB-20(R) was less than 24 hours.

    From the first day of the year to the last, dedication to customer requirements is a given. The approach gives a whole new look to life, as well as market success.

    Bowater Communication Papers (BCP) is one of the U.S.'s largest suppliers of stock computer forms. While selling directly to major corporate, government and institutional users, it reaches smaller businesses as well as individual consumers through resellers and mass merchandising outlets. The market for stock computer forms is very competitive.

    BCP differentiates itself through innovative service and quality proprietary products, sold via an advanced two-channel distribution system.

    Bowater Computer Forms (BCF) specializes in direct sales to approximately 1,000 large volume, diverse end users. Star Forms deals with nearly 5,000 resellers of stock computer forms, servicing every U.S. market. Their customers include business forms distributors, paper merchants, office product dealers and computer supply retailers throughout the U.S. Recognized names such as JCPenney Company, OfficeMax and Quill Corporation are included among this clientele.

    Servicing thousands of end users, whether directly or through distributors, requires reliable delivery of product. BCP's nationwide network of eight converting plants and 30 distribution centers ensures that customer orders will be filled and delivered on time and to precise specifications.

    Superior quality is a necessity as well. BCP's computer forms consistently meet the exacting performance criteria set for high-speed impact and nonimpact laser printers. The group's Total Quality Management initiative continues to produce process improvements in products and service to reach the highest levels of customer satisfaction. This starts with orders placed through BCP's customer service representatives who, working with an on-line system, can instantly confirm an order or respond to inquiries. Delivery to major metropolitan areas is usually accomplishedwithin one day of order placement. Handling over200,000 orders annually, BCP's record for accurate, on-time shipment and delivery is 98 percent and improving.

    BCP has responded to the market's demand for environmentally friendly products. EB-20(R) and EW-20,(R) developed jointly with Bowater's Calhoun Mill, contain 20 percent post-consumer waste, thus qualifying them for use under federal procurement guidelines.

    Further advances in customer service are planned, including refinement of already implemented Electronic Data Interchange programs. Eventually, the entire order process, including scheduling, invoicing and payment, will be completed via direct connection of customers' computers to Bowater's. Benefits to both include lower costs, faster service and increased control.

    Continuous forms and service go hand in hand. Today, they are a clearly recognized part of BCP's stock in trade.


                                    Tight
                                 cost controls
                                   produced
                               a 4.5% decrease
                                in unit costs
                                   in 1994
                                  compared
                                  to 1993
Pat A. Barth
Sales Service Manager,
Communication Papers
                                                                             13

WOODLANDS


    Quality
   Assurance


    Fresh, uniform fiber is essential to the efficient manufacture of quality paper. Fiber arriving at Bowater's South Carolina and Tennessee mills is generally just a few days old. Although harsher weather at our Maine and Nova Scotia mills necessitates larger inventories, wood quality receives constant attention.

    Research after a pulping process change at our Nova Scotia mill indicated the potential for significant savings. A quality team developed new wood specifications, wood aging identification methodology and a procurement implementation plan. Hundreds of private woodlot owners, timber cutters and contract haulers were educated in the new standards. The result - improved paper quality and annual chemical savings in excess of $800,000.

    Providing our customers with cost-effective quality products and services starts in our woodlands - an area where our expertise is not only natural, but certain.

    Approximately 48 percent of Bowater's total wood requirements are presently provided by 3.7 million acres of owned and leased timberlands in Maine, the southeastern U.S. and Nova Scotia. The balance is supplied by independent loggers and wood dealers from mostly private lands. The company's timberland holdings offer a welcome hedge against intermittent fiber shortages prompted by various restrictions on growth and supply.

    Bowater's Woodlands people are responsible for managing all aspects of forestry operations. After satisfying internal needs, Woodlands sells logs to numerous private lumber companies, which often resell the residual products to Bowater in the form of chips, bark and sawdust.

    During the past year, increased production of paper and lumber as well as recent regulatory restrictions on cutting from public lands has increased the demand for fiber from private lands. As a result, favorable prices for lumber, stumpage and timberlands have been important contributors to Bowater's financial position.

    Tomorrow's wood fiber needs are just as critical as those of today. Development efforts at Bowater's two research facilities have resulted in trees that grow taller, faster and straighter while being more resistant to disease. Forests comprised of these improved trees will grow up to 35 percent more wood per acre than unimproved plantations. Each year Bowater's tree orchards produce seed for nearly 30 million superior seedlings, which are used for replanting company landand donation to private landowners.

    Maintaining accurate inventory of extensive tracts of land is essential for providing an efficient flow of raw materials. Tech nologically advanced computer mapping systems enable our foresters to maintain current data on harvesting, replanting, thin ning and species growth rates for each geographic sector. The data base is updated regularly by aerial photographs to record effects of forest fires, insect damage and other natural forces.

    Every product Bowater produces begins its life cycle as a tree. The company's roots in forest management run deep. Woodlands' use of scientific research and modern silvicultural practices guarantees availability of this renewable natural resource for use by future generations.


                                  Three
                                sawmills
                             produce nearly
                              200 million
                              board feet
                            of construction
                             grade lumber
                               annually

George W. Flanders
Vice President and
Woodlands Manager,
Carolina Mill

                             ENVIRONMENTAL COMMITMENT

    Protection of our environment has been a hallmark of Bowater's operating philosophy since our first paper mill was founded in Calhoun, Tennessee, in 1954. During the past 20 years, Bowater has spent in excess of $450 million on capital projects and processes designed to clean our air and water, sustain vibrant and healthy forests and alleviate the burden of solid waste disposal.

    A partial list of environmental projects undertaken in 1994 includes the following:


(Photo appears with the caption as follows.)
CAROLINA TIRE FUEL

Carolina Mill

    (Bullet) After intense environmental studies, the South Carolina Department of Health and Environmental Control granted permission for the mill to burn 1.5 tons per hour of old tires to generate electricity for the plant, thus removing approximately 1.3 million tires per year from the state's annual waste stream of 3.8 million. Mill use of fossil fuel is consequently reduced.


    (Bullet) In its first full year of operation, a new $4.5 million bleach plant scrubber has reduced chlorine and chlorine dioxide air emissions by approximately 290,000 pounds, or 82 percent.


   (Bullet) A novel program designed to reclaim a portion of "fly ash," generated by the combustion of wood and fossil fuels, is now paying environmental and financial dividends. Previously, this ash was captured by air pollution control units and sent to on-site sludge ponds. The mill now reclaims the ash and sells it to a third party for use as a potting soil additive.


(Photo appears with the caption as follows.)
NORTH CHICKAMAUGA

Calhoun Mill

    (Bullet) The North Chickamauga tract, comprising 1,100 acres of breathtaking overlooks, scenic trails and waterfalls, was set aside for public use as part of the company's "Pocket Wilderness" program. Nine parcels of company land possessing rare natural beauty, historical significance or wilderness characteristics have now been reserved for public use in Tennessee, North Carolina and Alabama.


    (Bullet) The mill's recycling facility consumed nearly 200,000 tons of old newspapers, magazines and telephone directories. A partnership was formed with Orange Grove Center, Inc., a community-based handicapped rehabilitation center that operates Chattanooga, Tennessee's, waste collection programs, to supply old paper to the mill.


    (Bullet) A new $127.5 million boiler was commissioned. This boiler not only meets federal and state air standards, but also reduces odor from the manufacturing process.


    (Bullet) The burning of sludge for energy began, further lessening dependence on fossil fuel and reducing the amount of material sent to landfills.


(Photo appears with the caption as follows.)
RIVER POND

Great Northern Paper

    (Bullet) In its first full year of operation, a new $59.4 million recycling facility reclaimed approximately 150,000 tons of old newspapers, magazines and directories to produce 300 tons per day of recycled fiber for use in paper-making operations.


    (Bullet) At River Pond, a 230 acre "outdoor classroom and hiking trail" was dedicated for the enjoyment and education of the general public. A 5.8 mile trail passes through harvested, unharvested and recently replanted woodlands. The project demonstrates compatability of the many different uses of a working forest.


    (Bullet) GNP received a pollution prevention award from Maine's Department of Environmental Protection (DEP) for its $14 million program to replace electrical equipment containing PCBs with non-PCB units.


    (Bullet) Following extensive testing, Maine's DEP approved the use of sludge from the recycling facility for use as a compost agent.



(Photo appears with the caption as follows.)
PANUKE LAKE


Mersey Mill

    (Bullet) Construction began this year on a new $21 million waste-water treatment plant, which will enable the mill to meet the effluent standards of Canada's Fisheries Act. The project will result in substantial improvements in levels of suspended solids and biological oxygen demand in the mill effluent. The plant is scheduled to be completed in 1995.


    (Bullet) A new conservation/reuse program was implemented to reduce water usage by several million gallons daily.

    (Bullet) In July 1994, the mill was honored by the Canadian Council on Ecological Areas for their role in the preservation of the Panuke Lake Nature Reserve. Included in this stand of timberlands are some of the finest examples of old growth Acadian forest in Nova Scotia. These lands have been opened to the scientific community for research into old growth ecosystems.




PHOTO CREDITS
CAROLINA TIRE FUEL PHOTO: THE HERALD, ROCK HILL, SC
NORTH CHICKAMAUGA PHOTO: STEPHEN GREENFIELD
                                                                             15

        FINANCIAL AND OPERATING RECORD

(Dollars in millions, except per-share amounts)                1994          1993              1992
Income Statement Data
Net sales                                                    $ 1,359.0     $1,353.7         $ 1,360.8
Operating income (loss)                                           42.1        (63.3)            (74.1)
Income (loss) from continuing operations before cumulative
  effect of changes in accounting principles and
     extraordinary charge 1,2                                     (4.8)       (64.5)            (92.9)
Net income (loss)                                                 (4.8)       (64.5)            (82.0)
Fully diluted earnings (loss) per common share                    (.59)       (1.84)            (2.34)
Dividends declared per common share 3                              .60          .60              1.20
Product Sales Information
Newsprint                                                    $   604.0     $  607.6         $   649.6
Directory and uncoated specialties                               165.9        178.5             124.7
Coated paper                                                     307.0        316.2             296.1
Pulp                                                             130.6         98.9             136.4
Lumber, stumpage and other products                               87.9        103.1              79.5
Communication papers                                             190.7        191.8             207.5
Distribution costs                                              (127.1)      (142.4)           (133.0)
                                                             $ 1,359.0     $1,353.7         $ 1,360.8

Financial Position 4
Timber and timberlands                                       $   426.4     $  422.5         $   432.6
Fixed assets, net                                              1,785.0      1,750.7           1,821.7
Total assets                                                   2,851.4      2,726.2           2,881.6
Total debt                                                     1,118.5      1,120.2           1,134.3
Total capitalization 5                                         2,222.5      2,071.8           2,186.4

Additional Information
Percent return on average common equity                          (2.7)%       (8.6)%            (9.6)%
Income from continuing operations as percent of net sales        (0.4)%       (4.8)%            (6.8)%
Total debt as percent of total capitalization                     50.3%        54.1%             51.9%
Total debt and redeemable preferred stock as percent
   of shareholders' equity                                       134.4%       163.1%            147.7%
Effective tax rate                                                70.0%        32.0%             37.0%
Cash flow from (used for) operations                        $     80.9      $ (30.6)        $   109.5
Capital expenditures, including timberlands                 $    216.1      $ 121.8         $   139.5
Shareholders' equity per common share                       $    24.18      $ 20.10         $   22.55
Common stock price range                              $20-1/2 - 29-1/2 $18 - 24-5/8  $17-5/8 - 27-1/4
Sales (thousands of short tons)
   Newsprint                                                     1,460        1,437             1,604
   Directory and uncoated specialties                              265          278               191
   Coated paper                                                    453          454               447
   Pulp                                                            300          312               318
Registered shareholders                                          6,600        7,300             8,200
Employees 4                                                      6,000        6,600             6,900

1. In 1984, the company sold its subsidiary, Bowater Home Center, Inc.

2. In 1990, the company redeemed all of its $125 million 12-3/8% Sinking Fund Debentures Due 2015. Premium paid and related expenses resulted in an extraordinary charge of $9.0 million after tax ($.25 per common share).

3. Dividend per-share information for 1984 is not considered meaningful due to the separation of the company from its former parent in 1984. Dividends are declared quarterly.

4. 1991 and subsequent year amounts include GNP, acquired December 31, 1991.

5. Total capitalization includes total debt, minority interests in subsidiaries, redeemable preferred stock and shareholders' equity.


16    BOWATER INCORPORATED

                                       BOWATER INCORPORATED AND SUBSIDIARIES



1991                  1990             1989             1988         1987            1986            1985            1984
    $ 1,190.4        $ 1,289.1        $ 1,361.0        $ 1,330.8     $1,154.5         $ 846.7         $ 841.8         $ 829.9
        103.7            174.9            280.5            334.1        218.5           124.0           136.0           137.1

         45.6             87.4            144.6            164.3         81.1            49.4            67.5            62.5
         45.6             78.4            144.6            164.3         81.1            49.4            67.5            72.1
         1.15             2.05             3.86             4.37         2.12            1.49            2.21            2.57
         1.20             1.20             1.14              .97          .83             .72             .72               -

    $   601.4        $   617.2        $   645.3        $   671.3     $  607.1         $ 556.1         $ 612.2         $ 598.2
            -                -                -                -            -               -               -               -
        259.9            279.0            279.2            269.7        203.7           126.4           103.7            95.6
        138.0            170.7            182.6            153.2        125.1            98.3            78.8            98.2
         34.3             32.6             32.7             37.2         37.7            36.0            33.1            39.3
        254.9            280.9            310.2            279.0        257.4           102.9            76.2            56.4
        (98.1)           (91.3)           (89.0)           (79.6)       (76.5)          (73.0)          (62.2)          (57.8)
    $ 1,190.4        $ 1,289.1        $ 1,361.0        $ 1,330.8     $1,154.5         $ 846.7         $ 841.8         $ 829.9

    $   414.1        $   297.9        $   285.7        $   273.5     $  256.6         $ 243.6         $ 231.2         $ 216.0
      1,858.8          1,604.7          1,529.5          1,223.8      1,079.8         1,021.6           843.1           552.8
      2,780.0          2,297.9          2,284.2          1,880.5      1,699.8         1,600.7         1,315.0         1,032.7
        864.5            498.2            532.4            293.2        367.6           631.8           345.3           273.6
      2,061.7          1,694.5          1,700.5          1,368.0      1,301.7         1,288.7           960.4           734.8


          4.4%             7.9%            16.0%            20.7%        13.1%           10.2%           16.8%           20.2%
          3.8%             6.8%            10.6%            12.4%         7.0%            5.8%            8.0%            7.5%
         41.9%            29.4%            31.3%            21.4%        28.2%           49.0%           36.0%           37.2%

         99.6%            61.2%            66.9%            44.4%        61.9%          156.1%           99.1%              -
         37.0%            37.0%            36.0%            36.5%        43.0%           30.2%           29.2%           38.8%

    $   156.6         $  238.4         $  327.3         $   324.3    $  247.3         $ 123.7          $151.3         $ 171.5
    $   159.7         $  214.1         $  423.4         $   214.3    $   88.1         $ 308.5          $297.3         $ 176.7
    $   26.21         $  26.24         $  25.37         $   23.07    $  19.60         $ 15.33          $14.45         $ 12.97

$18-5/8-30-3/8   $16-1/8-28-1/2   $25-3/4-34-1/8    $25-1/4-36-7/8  $22-44-1/2  $23-3/8-33-1/8  $19-7/8-25-7/8  $14-7/8-25-1/8

        1,244            1,266            1,278             1,233       1,246           1,237           1,200           1,112
            -                -                -                 -           -               -               -               -
          346              352              343               337         316             188             128             129
          317              300              261               250         253             260             242             239
        9,500           14,000           15,600            17,000      18,000          21,000          24,000          38,800
        7,200            5,100            5,100             5,000       5,000           4,800           4,400           4,600



                              1994 ANNUAL REPORT                     17

BUSINESS AND FINANCIAL REVIEW

Results of Operations

    Bowater Incorporated began emerging in 1994 from a three-year down-turn in a business cycle characterized by weak worldwide demand and substantial overcapacity for its primary pulp and paper products. Operating income of $42.1 million was achieved in 1994 after consecutive operating losses of $63.3 million and $74.1 million in 1993 and 1992, respectively. The net loss for 1994 was $4.8 million, or $.59 per share, a substantial improvement over 1993's net loss of $64.5 million, or $1.84 per share, and 1992's loss before accounting changes of $92.9 million, or $2.64 per share.

    Included in 1994's net income is a gain of $20.8 million, or $.57 per share, on sales of 221,000 acres of nonstrategic timberlands.

    Net sales of $1.36 billion were approximately equal to those of the two prior years.

    Early signs of sustained improvement in the U.S. economy were noted late in 1993, followed by gains in major European economies by the second and third quarters of 1994. As a result, consumption of most paper products rose throughout 1994.

    Benefits were realized throughout 1994 from companywide cost reduction programs initiated in 1993. On a per-ton basis, operating costs for the company's major products either declined from 1993 levels or were held to increases below the general inflation rate.

    Prior to the turnaround in business activity begun in 1994, the company labored through a punishing cyclical down turn. 1993 marked the third successive yearof recessionary conditions for the industry and the second year of losses for Bowater. Consumer confidence, battered by employment concerns, remained low throughout the 1991-1993 period, thus dampening print advertising expenditures. Consumption growth for the company's products faltered, selling prices declined and margins fell. Added to this was substantial excess industry capacity in key grades brought on-line between 1989 and 1991.

    In response, Bowater's management instituted numerous efficiency and cost reduction programs in 1993. The relocation of the corporate staff from Connecticut to Greenville, South Carolina, was completed; the quarterly dividend was reduced from $.30 to $.15; certain obsolete manufacturing facilities at Great Northern Paper (GNP) were slated for closure; and approximately 600 positions were eliminated by the end of 1994.

    A pretax charge of $20.0 million, or $.34 per share after tax, was recorded in 1993, covering the restructuring at GNP and the company-wide personnel reduction. An additional tax charge of $6.0 million, or $.16 per share, was incurred, reflecting an increase in federal tax rates.

    Also in 1993, $73.3 million in cash was raised through the sale of approximately 70,000 acres of nonstrategic timberlands. This equated to a gain of $32.6 million after tax, or $.90 per share.

    In 1992, consumer hesitancy, prompted by worldwide recession, caused advertising spending in newspapers, magazines and promotional inserts to fall from the high levels of the late 1980s. When combined with a glut of new industry capacity, the result was a continuation of the decline in selling prices for Bowater's key products which started in 1991.


Strategic Focus

    In 1995, Bowater will concentrate on debt reduction, continued cost reduction and asset monetization, decentralization and customer focus.

    In order to strengthen the balance sheet and better position the company to invest in future growth opportunities, the company under-took a public tender offer to prepay up to $200 million of its indebtedness. Any further debt reduction in 1995 will depend on the strength of the company's cash flow.

    The company has decentralized its operations into four divisions: Newsprint, Coated Papers and Pulp, Great Northern Paper (directory and specialty grades) and Bowater Communication Papers. Each has a management team responsible for the profitability of its products and assets and clearly defined performance goals. This change will enhance customer focus and bring senior management closer to manufacturing and marketing activities. Emphasis on customer focus will include ongoing ISO 9000 international quality certifications.

    We have started a companywide cost reduction program utilizing a team-oriented, participatory approach to improve our operating efficiencies.


Product Line Information

    During the first quarter of 1994, the company modified its segment information by including its Communication Papers operation with the Pulp and Paper and Related Products segment. This resulted from the company's strategy to manufacture a substantial portion of the paper required in the communication papers converting business. All company operations are now grouped in a single segment, however, market and operating trends are discussed by major product.


Newsprint

    Newsprint is Bowater's single largest product. With annual sales of approximately 1.5 million tons, the company is the largest producer of newsprint in the U.S. and the second largest in North America.


Operating
Income (Loss)
$ MILLIONS

(Bar graph appears with the following plot points.)

90          174.9
91          103.7
92          (74.1)
93          (63.3)
94           42.1


18   BOWATER INCORPORATED

                                    BOWATER INCORPORATED AND SUBSIDIARIES


    The newsprint industry has exited a prolonged period of poor business conditions. Between 1988 and 1993, 4.5 million metric tons of newsprint were added to global supply. This coincided with weak economic activity in many of the world's most important markets, including the U.S.

    By 1992, prices realized by the company were down 16 percent from the prior year and 25 percent from their 1988 peak. Domestic consumption began to improve during the second half of 1992 and ended the year with a 2.1 percent gain over 1991. A modest price increase went into effect in August 1992.

    The company's December 1991 acquisition of GNP yielded additional available production, causing 1992 company newsprint tonnage sales to rise 31 percent over the prior year.

    In early 1993, newsprint consumption increased in concert with the strengthening U.S. economy, and publishers began stockpiling inventories in anticipation of labor unrest in British Columbia. The economic recovery was short-lived, and new Canadian labor agreements were signed, thereby eliminating the possibility of a strike in 1993. By midyear, advertising declined along with consumer confidence, and consumption year over year was essentially flat.

    While external economic forces depressed markets for its products, Bowater concentrated on strategic areas within its control. In addition to cost reduction programs previously mentioned, the company's annual newsprint capacity was decreased by 16 percent, or 264,500 short tons. Of this total, 86,500 tons were permanently removed, and the balance shifted to production of higher margin grades. Other North American suppliers cut back production as well, focus ing on older, inefficient machines. Between 1990 and 1994, approximately 1.8 million metric tons of North American newsprint capacity was either converted to other grades or permanently shut down.

In response to marketplace demands, Bowater also expanded its newsprint recy cling capabilities. In September 1993, the company's second recycling plant, located at GNP's East Millinocket, Maine, site, was successfully started. It reached full oper ation in 1994, using nearly 150,000 tons of old newspapers, magazines and tele phone directories during the year. In this plant and at the recycling plant opened in 1991 at its Calhoun Mill, Bowater now processes approximately 350,000 tons per year of waste paper into recycled newsprint, directory and communication papers.

Bowter Incorporated
Newsprint Sales
$ MILLIONS

(Bar graph appears with the following plot points.)

90          617.2
91          601.4
92          649.6
93          607.6
94          604.0


    A 4.0 percent increase in U.S. Gross Domestic Product in 1994 sparked a rise in consumer spending, which in turn drove up advertising expenditures. Consumption by U.S. daily newspapers thus advanced each succeeding quarter compared to the prior year and ended the full year with a 4.9 percent gain over 1993. With the stage already set by North American manufacturers' closure of inefficient capacity and the increased demand in foreign markets, newsprint supply tightened considerably.

    Based on these factors, the company implemented three price increases in 1994, and as a result, average prices for 1994's final quarter were 10.3 percent higher than 1993's final quarter. Bowater has recently announced a price increase for May 1995.


Coated Groundwood Papers

    A three-year fall in selling prices, brought on by weak demand and a glut of supply, came to a halt in 1992. Consumption by magazines, catalogs and coupon printers during the second half of that year firmed significantly and carried over into 1993. The company implemented a midyear price increase in 1993.

    Shortly thereafter, increased European tonnage entered the U.S., driven by the devaluation of Scandinavian currencies and European over-capacity. Imports of coated groundwood into the U.S. reached 523,000 short tons in 1993, a 73 percent increase over 1992. Resulting market pressures caused selling prices to fall back once again.

    Highly competitive conditions con tinued into the second quarter of 1994. At that point, the U.S. economy improved as did magazine ad paging, a key factor in coated paper consumption, and advance orders from catalog publishers signaled expectations of a stronger second half. In response, the company announced a midyear price increase for noncontract business.

    During the second half of 1994, the coated paper market tightened appre ciably. European economic growth started to improve, resulting in a leveling of exports to the U.S. In addition, domestic advertising expenditures were strong throughout the year, causing a rise in magazine paging. Catalog demand was also robust, in anticipation of a good holiday season. As a consequence, the company announced a price increase effective October 1, 1994. Overall, U.S. demand for coated groundwood papers jumped 3.7 percent in 1994 compared to 1993 and by the fourth quarter of 1994, average prices realized by Bowater were 3.5 percent higher than in the comparable 1993 period.

Bowater Incorporated
Coated Paper Sales
$ MILLIONS

(Bar graph appears with the following plot points.)

90          279.0
91          259.9
92          296.1
93          316.2
94          307.0


                                                        1994 ANNUAL REPORT  19

BUSINESS AND FINANCIAL REVIEW

(CONTINUED)


    To date, the only new capacity addition announced in North America, according to the Canadian Pulp and Paper Association and American Forest & Paper Association, is the phased conversion of a Canadian newsprint machine, scheduled to begin production in late 1995. Favorable business conditions in Europe, combined with higher pulp costs for nonintegrated producers, should serve to minimize exports to the U.S. markets. Bowater has announced additional price increases for 1995.


Directory and Uncoated Groundwood Specialties

    Directory paper is a relatively new product for Bowater, added to the company's line with the December 1991 acquisition of GNP.

    Bowater's tonnage sales of directory in 1994 and 1993 were substantially higher than in 1992, due primarily to the shift of a portion of Bowater's newsprint production to directory papers. During this period, however, margins came under severe pressure as a number of customers substituted lower cost newsprint for directory paper, and additional competition entered the market. The company's average transaction prices realized in 1993 slid 4.2 percent below 1992 prices. Prices and margins realized by Bowater in 1994 were approximately equal to those of 1993.

    Uncoated groundwood specialty papers are also produced at GNP and used for TV listings, advertising inserts and school supplies.

    Selling prices for uncoated groundwood specialties declined in 1994 and 1993.


Market Pulp

    Market pulp is a world-traded commodity, and in 1994 Bowater sold a significant portion of its production in export markets. The operating results from this product are determined by such factors as the general economic health of major consuming countries, available supply and prevailing exchange rates compared to the U.S. dollar.

    This market tends to be more volatile than those for Bowater's other major products, as evidenced by the dramatic shifts experienced during the last cycle. Record high prices for market pulp were reached in 1989, just prior to the beginning of worldwide recession and the introduction of significant new, low-cost manufacturing capacity from non-traditional areas such as South America.
By 1992, average selling prices had fallen 39 percent from their peak, though the company's pulp operations were still profitable.


Bowater Incorporated
Market Pulp Sales
$ Millions

(Bar graph appears with the following plot points.)

90          170.7
91          138.0
92          136.4
93           98.9
94          130.6




    The low point in this cycle was reached in 1993. Weak European demand and continuing excess supply put pressure on global selling prices. By the fourth quarter, selling prices were at their lowest level in at least the last ten years.

    In late 1993, signs of a revival in the world pulp market became apparent. Supplies had contracted, due to production cutbacks and wood shortages in Scandinavia, Iberia and the Far East stemming from political and environmental factors. Shutdowns of some high-cost production also served to lower industry capacity.

    During 1994, demand was aided by steady improvements in both U.S. and European economies, as well as threats of labor disruptions in British Columbia. Selling prices rose rapidly throughout 1994, and by year-end, average prices were double those of December 1993. Further price increases have been implemented during the first quarter of 1995.


Communication Papers

    Bowater's Communication Papers Division is one of the nation's leading suppliers of stock continuous computer forms. Its products are marketed through two divisions: one selling directly to large corporate and government users; the other focusing on distributors and mass merchandisers. The market for continuous stock computer forms is mature and gradually shrinking, particularly in North America.

    Intense competition and declining demand adversely affected operations in 1992 and 1993 as both price realizations and sales volume declined.

    Although the market remained competitive in 1994, the operating performance of Bowater's Communication Papers Division improved. Much of this rebound reflected benefits realized from strict cost containment programs initiated in 1993. Higher selling prices, driven by the rapid rise in raw material costs, also contributed to improved results in 1994. After declining through the first half of the year, selling prices trended upward during the latter six months, ending 1994 11.6 percent above those at December 1993.

Liquidity and Capital Resources

Cash from Operations

The company's operations generated $80.9 million in 1994, an increase of $111.5 million over the $30.6 million that operations used in 1993. This increase arose primarily from an improvement in operating income.

Bowater Incorporated
Communication
Paper Sales
$ MILLIONS

(Bar graph appears with the following plot points.)

90          280.9
91          254.9
92          207.5
93          191.8
94          190.7



20  BOWATER INCORPORATED

                                          BOWATER INCORPORATED AND SUBSIDIARIES


The uses of cash in 1993 of $30.6 million compares to a cash generation in 1992 of $109.5 million. The reduction in 1993 operating cash flow resulted primarily from the company's decision to discontinue the sale of receivables under an asset securitization program. Although the company received an additional $18.0 million in tax refunds and realized lower operating losses of $10.8 million, it paid significantly higher interest costs in 1993 compared to 1992.

    Cash from operations in 1994 was insufficient to meet capital spending and dividend requirements. The shortfall was supplemented with two preferred stock offerings, which generated cash of $193.2 million, and nonstrategic asset sales which contributed an additional $48.1 million. The company ended the year with cash and marketable securities of $154.8 million. It anticipates the improvement in business conditions experienced in 1994 will continue, and cash from operations will exceed its capital spending and dividend requirements for 1995.


Capital Expenditures

    The company operates in an extremely capital intensive industry, requiring large investments of cash for productive capacity and maintenance. As the business environment softened during the early 1990s, cash conservation measures necessitated cutbacks in Bowater's capital program. In 1993 and 1992, capital expenditures totaled $121.8 million and $139.5 million, respectively. The largest single outlay during that two-year period was $59.4 million for the recycling plant at the East Millinocket, Maine, mill.

    Total capital outlays in 1994 were $216.1 million, including $104.0 million for the completion of a new recovery boiler at the Calhoun, Tennessee, mill. The balance of cash outlays during 1994 was mainly for normal maintenance to ensure efficient operations at the company's facilities.

    Strict compliance with cash conservation programs will remain in effect through 1995. Bowater's capital expenditures will approximate $110.0 million and will be concentrated on maintenance of machinery and equipment. The single most significant outlay in 1995 will be approximately $15.0 million for completion of a new $21.0 million effluent treatment facility at the Mersey Mill. Bowater's capital outlays in 1995 are expected to be funded by internally generated funds.

Capital Expenditures
Including Timberlands
$ MILLIONS

(Bar graph appears with the following plot points.)

90          214.1
91          159.7
92          139.5
93          121.8
94          216.1


Financings

    Since the beginning of the economic downturn in 1990, the company's ratio of debt to total capitalization has risen from 29.4 percent to its current 50.3 percent. The bulk of this increase reflects long-term financing put into place in 1991 and 1992. Maturities on the company's major debt issues range from 1999 to 2022. Between 1995 and 1998, long-term debt maturities approximate only $1.6 million per year. However, the company will redeem the $75.0 million LIBOR preferred stock issue at $25.0 million per year, commencing in 1996.

    The December 1991 acquisition of GNP was financed by the issuance of $400.0 million of combined notes and debentures in late 1991. Borrowings in 1992 included a total of $250.0 million in notes and debentures, with a portion of the proceeds used to repay $150.0 million in revolving credit obligations and other short-term borrowings.

    During 1992, the company also placed a total of $101.5 million in tax-exempt financing through the Finance Authority of Maine and McMinn County, Tennessee, to fund construction of the two recycling facilities.

    In February 1994, the company completed the sale of 7% Series B Convertible Preferred Stock and 8.40% Series C Cumulative Preferred Stock. Net proceeds of $193.2 million were used to finance the recovery boiler and to cover costs associated with the closure of obsolete facilities at the Millinocket, Maine, site, companywide personnel reductions and general corporate purposes.

    The company intends to use the cash and marketable securities on hand at the end of 1994 and a portion of cash flow in 1995 to reduce debt. Towards this end, the company in February 1995 undertook a public tender offer to prepay its outstanding 8 1/2% Notes due 2001 having a face value of $200 million. As a result, the company repurchased approximately $182.0 million and will incur an after-tax charge of $6.1 million or $.15 per share in the first quarter of 1995. The amount and timing of additional debt reductions in 1995 are subject to, among other factors, the market conditions for the company's products and alternative uses of the company's cash.

    In addition to long-term financing, the company has two sources of short-term liquidity: a $200 million Credit Agreement and $80 million available under a receivables securitization program. The $200 million

Total Capitalization
and Total Debt
$ MILLIONS

                   90        91         92       93       94
Capitalization     1,695     2,062     2,186    2,072    2,223
Debt                 498       865     1,134    1,120    1,119


21  BOWATER INCORPORATED

BUSINESS AND FINANCIAL REVIEW
(CONTINUED)


Credit Agreement expires in December 1995, and the company expects to replace it with a similar facility. The receivables securitization is an uncommitted facility with no maturity and can be canceled at any time. There were no borrowings outstanding under either facility at December 31, 1994, or December 31, 1993.


Environmental Matters

    The company is subject to a variety of federal, state and provincial environmental and pollution control laws and regulations in all jurisdictions in which it operates. Bowater believes all its operations are currently in sub-stantial compliance with all applicable environmental laws and regulations.



    Recent Canadian federal regulations governing the discharge of pulp and paper mill effluent require the installation of a wastewater treatment facility at the Mersey Mill, estimated to cost $21.0 million. The regulations were originally announced in 1993, with compliance mandated by the end of that year. Like many other companies, the Mersey Mill could not meet such a short deadline and received a transitional authorization extension until December 31, 1995. Construction of the new effluent system began during the second half of 1994, and the company believes all necessary equipment will be operational by December 31, 1995.



    Dioxins and other chlorinated organics have been found in trace amounts in the effluents of U.S. bleached kraft pulp mills. Both the South Carolina and Tennessee facilities, which have bleached kraft pulp mills, have received discharge permits with dioxin limitations. Currently, the effluents of both mills are well below the respective current discharge limits for dioxin.



   On November 1, 1993, the U.S. Environmental Protection Agency (EPA) proposed regulations that would impose new air and water quality standards aimed at further reductions of pollutants. Final promulgation of these regulations is expected to occur during 1996, although this time frame is uncertain due to EPA's stated intention to reopen the comment period for the proposed regulations. The regulations, if adopted, would require compliance over a three year period. If adopted as proposed, these new rules would require capital expenditures at all the company's United States facilities, but most significantly at its Catawba, South Carolina, facility.



    The company has a number of options in complying with the proposed regulations, and the amount of required capital expenditures will depend upon which of several alternative courses of action the company may undertake consistent with final regulations. Given the uncertainty as to the outcome of the final regulations, the company currently estimates that these alternatives could require capital expenditures of approximately $150 million to $250 million during the three year compliance period. The ultimate financial impact to the company of compliance will depend upon the nature of the final regulations, the timing of required implementation, the cost of available technology, the development of new technology and determination by the company as to whether to maintain production levels or operate certain equipment.



    Other than capital expenditures needed to comply with the new Canadian federal regulations and the EPA's proposed regulations described above, the company anticipates capital expenditures to maintain compliance with environmental regulations should require outlays of approximately $10 million to $15 million per year for the foreseeable future.



   Bowater has been identified as a potential responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), for the cleanup of contamination at two Superfund sites. Based upon its percentage share in each proceeding, the company believes these matters will not result in liabilities that will have a material adverse effect on Bowater's future cash flow, financial condition or results of operations.



    While it is difficult to predict with certainty the nature of future environmental regulations, Bowater believes it will not be at a competitive disadvantage in meeting future United States or Canadian standards.


Lawsuit Settlement



   In October 1994, the company settled its lawsuit seeking declaratory relief in its insurance coverage dispute with National Union Fire
Insurance Company ("National Union"). The dispute related to lawsuits arising from vehicular accidents in December 1990 in fog on Highway I-75 in the general area of the company's Tennessee mill. In the settlement, National Union conceded its obligation, as first excess insurer, to cover $9.5 million of the company's $10.5 million settlement of the lawsuits in January 1994. The remaining $1 million had already been covered by the company's primary insurer. Neither the underlying lawsuits nor the insurance coverage dispute have had a material adverse effect on the company's results of operations, financial condition or liquidity.

22  BOWATER INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS

                                      BOWATER INCORPORATED AND SUBSIDIARIES

(In thousands, except per-share amounts)
Years Ended December 31,                                           1994              1993              1992
Net sales                                                    $ 1,358,996        $1,353,684        $1,360,818
Cost of sales                                                  1,072,492         1,182,125         1,197,343
Depreciation, amortization and cost of timber harvested          168,352           163,086           161,910
 Gross profit                                                    118,152             8,473             1,565
Selling and administrative expense                                76,052            71,805            75,673
 Operating income (loss)                                          42,100           (63,332)          (74,108)
Other expense (income):
 Interest income                                                  (8,255)           (4,105)           (1,702)
 Interest expense                                                 98,848            98,333            78,202
 Gain on sale of timberlands                                     (43,100)          (52,220)                -
 Write-off of non-operating asset                                      -                 -            12,251
 Other, net                                                        1,442             3,696             9,095
 Loss before income taxes, minority
   interests, and cumulative effect of changes
   in accounting principles                                       (6,835)         (109,036)         (171,954)
Provision for income tax expense (benefit)                        (4,783)          (34,886)          (63,621)
Minority interests in net income (loss) of subsidiaries            2,772            (9,651)          (15,465)
 Loss before cumulative effect of changes
   in accounting principles                                       (4,824)          (64,499)          (92,868)
Cumulative effect of changes in accounting
 principles, net of income taxes of $12,930                            -                 -            10,911

 Net loss                                                         (4,824)          (64,499)          (81,957)
Dividends and accretion on preferred stock                        16,925             2,393             2,554
 Net loss available to common shareholders                      $(21,749)         $(66,892)         $(84,511)
Loss per common share:
 Before cumulative effect of changes in accounting
   principles                                                   $   (.59)         $  (1.84)         $  (2.64)
 Cumulative effect of changes in accounting principles                 -                 -               .30
 Net loss                                                       $   (.59)         $  (1.84)         $  (2.34)
Average common shares outstanding                                 36,566            36,368            36,141

See accompanying notes to consolidated financial statements.




                                                           1994 ANNUAL REPORT 23

 CONSOLIDATED BALANCE SHEET

                                       BOWATER INCORPORATED AND SUBSIDIARIES


(In thousands, except share amounts)
At December 31,                                                    1994           1993
Assets
Current assets:
   Cash                                                      $   10,783     $   16,258
   Marketable securities, at cost which approximates
     market                                                     143,985         65,408
   Accounts receivable, net                                     197,473        170,737
   Inventories                                                  151,097        149,431
   Deferred income taxes                                          5,717         10,923
   Other current assets                                           4,770          6,720
     Total current assets                                       513,825        419,477
Timber and timberlands                                          426,354        422,521
Fixed assets, net                                             1,785,046      1,750,719
Intangible assets                                                54,721         57,208
Other assets                                                     71,416         76,253
                                                             $2,851,362     $2,726,178
Liabilities and Capital
Current liabilities:
   Current instalments of long-term debt                     $    1,604     $    1,796
   Accounts payable and accrued liabilities                     184,766        195,546
   Income taxes payable                                          13,966         35,882
   Dividends payable                                             10,276          6,079
     Total current liabilities                                  210,612        239,303
Long-term debt, net of current instalments                    1,116,887      1,118,403
Other long-term liabilities                                     157,936        144,802
Deferred income taxes                                           261,923        272,065
Minority interests in subsidiaries                              142,087        144,749
Commitments and contingencies (See note 10)
Redeemable preferred stock: $1 par value. Issued, LIBOR
  preferred stock, Series A, 1,500,000 shares (redemption value
     $75,000)                                                    74,492         74,368
Shareholders' equity:
Convertible preferred stock, $1 par value. Issued, 7%
  (PRIDES) Series B, 1,223,404 shares                           111,333              -
Cumulative preferred stock, $1 par value. Issued, 8.40%
  Series C, 850,000 shares
   (liquidation value $85,000)                                   81,892              -
Common stock, $1 par value. Authorized 100,000,000 shares;
  issued 37,120,518 shares
   and 36,913,422 shares at December 31, 1994 and 1993,
     respectively                                                37,121         36,913
Additional paid-in capital                                      336,990        332,661
Retained earnings                                               344,852        388,663
Equity adjustment from foreign currency translation              (3,410)        (1,351)
Loan to ESOT                                                     (9,643)       (11,245)
Treasury stock at cost, 422,282 shares at December 31,
  1994, and 474,330 shares at December 31, 1993                 (11,710)       (13,153)
     Total shareholders' equity                                 887,425        732,488
                                                             $2,851,362     $2,726,178

See accompanying notes to consolidated financial statements.




24     BOWATER INCORPORATED

CONSOLIDATED STATEMENT OF CAPITAL ACCOUNTS

                                      BOWATER INCORPORATED AND SUBSIDIARIES



                                           Series B    Series C                                  Equity
                                  LIBOR Convertible  Cumulative          Additional          Adjustment-
                              Preferred   Preferred   Preferred  Common     Paid-in  Retained    Foreign      Loan to    Treasury
(In thousands, except per-share   Stock       Stock       Stock   Stock     Capital  Earnings   Currency         ESOT       Stock
    amounts)
Balance at December 31, 1991    $74,150           -          -  $36,900    $332,395  $608,023   $  5,598   $  (14,361)  $ (25,945)
Net loss                              -           -          -        -           -   (81,957)         -            -           -
Dividends on common stock
  ($1.20 per share)                   -           -          -        -           -   (43,364)         -            -           -
Dividends on LIBOR preferred
  stock ($1.63 per share)             -           -          -        -           -    (2,445)         -            -           -
Increase in stated value of
  LIBOR preferred stock             109           -          -        -           -      (109)         -            -           -
Reduction in loan to ESOT             -           -          -        -           -         -          -        1,518           -
Foreign currency translation          -           -          -        -           -         -     (5,132)           -           -
Common stock issued under
  stock option plans                  -           -          -        7         137         -          -            -           -
Treasury stock used for
  employee benefit and
  dividend reinvestment plans         -           -          -        -           -    (1,874)         -            -       8,576
Balance at December 31, 1992     74,259           -          -   36,907     332,532   478,274        466      (12,843)    (17,369)
Net loss                              -           -          -        -           -   (64,499)         -            -           -
Dividends on common stock
  ($.60 per share)                    -           -          -        -           -   (21,835)         -            -           -
Dividends on LIBOR preferred
  stock ($1.45 per share)             -           -          -        -           -    (2,175)         -            -           -
Increase in stated value of
  LIBOR preferred stock             109           -          -        -           -      (109)         -            -           -
Reduction in loan to ESOT             -           -          -        -           -         -          -        1,598           -
Foreign currency translation          -           -          -        -           -         -     (1,817)           -           -
Common stock issued under
  stock option plans                  -           -          -        6         129         -          -            -           -
Treasury stock used for
  employee benefit and
  dividend reinvestment plans         -           -          -        -           -      (993)         -            -       4,216
Balance at December 31, 1993     74,368           -          -   36,913     332,661   388,663     (1,351)     (11,245)    (13,153)
Net loss                              -           -          -        -           -    (4,824)         -            -           -
Dividends on common
  stock ($.60 per share)              -           -          -        -           -   (22,062)         -            -           -
Dividends on LIBOR preferred
  stock ($1.93 per share)             -           -          -        -           -    (2,895)         -            -           -
Dividends on Series B Preferred
  Stock ($5.90 per share)             -           -          -        -           -    (7,222)         -            -           -
Dividends on Series C Preferred
  Stock ($7.86 per share)             -           -          -        -           -    (6,684)         -            -           -
Increase in stated value
  of LIBOR preferred stock          124           -          -        -           -      (124)         -            -           -
Reduction in loan to ESOT             -           -          -        -           -         -          -        1,602           -
Foreign currency translation          -           -          -        -           -         -     (2,059)           -           -
Common stock issued under
  stock option plans                  -           -          -      208       4,329         -          -            -           -
Preferred stock issued, net of
  issuance costs                      -     111,333     81,892        -           -         -          -            -           -
Treasury stock used for
  employee benefit and
  dividend reinvestment plans         -           -          -        -           -         -          -            -       1,443
Balance at December 31, 1994    $74,492    $111,333    $81,892  $37,121    $336,990  $344,852   $ (3,410)  $   (9,643)  $ (11,710)


See accompanying notes to consolidated financial statements.


                                                   1994 ANNUAL REPORT 25

CONSOLIDATED STATEMENT OF CASH FLOWS

                                       BOWATER INCORPORATED AND SUBSIDIARIES

(In thousands)
Years Ended December 31,                                         1994         1993           1992
Cash flow from (used for) operating activities:
   Operating income (loss)                                   $  42,100     $ (63,332)    $  (74,108)
   Depreciation, amortization and cost of timber
     harvested                                                 168,352       163,086        161,910
   Changes in working capital:
     Receivables                                               (26,736)      (66,265)        79,334
     Inventories                                                (1,666)       13,666          8,469
     Accounts payable and accrued liabilities                    4,458        (9,332)         7,332
     Other working capital                                       7,158         8,256         (2,406)
   Interest paid, net of capitalized interest                  (97,885)      (97,768)       (71,586)
   Interest received                                             8,255         4,105          1,702
   Income taxes refunded (paid)                                (22,521)       19,002          1,050
   Other                                                          (611)       (2,064)        (2,221)
                                                                80,904       (30,646)       109,476
Cash flow from (used for) investing activities:
   Cash invested in fixed assets, timber and
     timberlands                                              (216,052)     (121,771)      (139,499)
   Disposition of fixed assets, timber and timberlands          48,081        78,708          1,714
   Acquisition of Great Northern Paper, Inc.                         -             -        (16,522)
                                                              (167,971)      (43,063)      (154,307)
Cash flow from (used for) financing activities:
   Cash dividends, including minority interests                (34,900)      (29,846)       (46,323)
   Proceeds from sale of Series B and C preferred
     stock, net of issuance costs                              193,225             -              -
   Long-term debt borrowings                                         -             -        345,340
   Funds on deposit with trustee                                     -        34,506        (34,506)
   Long-term debt repayments                                    (1,795)      (14,152)       (81,228)
   Other                                                         3,639        (1,075)          (837)
                                                               160,169       (10,567)       182,446
Increase (decrease) in cash and marketable securities           73,102       (84,276)       137,615
Cash and marketable securities:
Beginning of year                                               81,666       165,942         28,327
End of year                                                  $ 154,768     $  81,666     $  165,942


  See accompanying notes to consolidated financial statements.



26           BOWATER INCORPORATED

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     BOWATER INCORPORATED AND SUBSIDIARIES

1  Summary of Significant Accounting Policies

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


Inventories

    Inventories are stated at the lower of cost or market, determined by using the average cost and last-in, first-out (LIFO) methods.


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


Intangible Assets

    The excess of purchase price over fair value of net tangible assets acquired is allocated to intangible assets and amortized by the straight-line method over 30 years. The company assesses the recoverability of its intangible assets by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation.


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


Foreign Currency Translation

    Assets and liabilities of the company's Canadian operations are translated using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout each year. The effects of exchange rate fluctuations are accumulated as a separate component of shareholders' equity.

Pension Plans

    The company has contributory and noncontributory pension plans which cover substantially all employees.

    The company's cash contributions to the plans are sufficient to provide pension benefits to participants and meet the funding requirements of ERISA.


Revenue Recognition

    The company recognizes revenue from product sales upon shipment to its customers or when customers assume risk of ownership of products in transit. Sales are shown net of distribution costs in the accompanying Consolidated Statement of Operations.


Earnings Per Common Share

    The computation of earnings per common share is based on the weighted average number of outstanding common shares and equivalents (stock options). Net income used in this computation is reduced by the dividend requirements of the company's LIBOR, Series B and Series C preferred stock and the amortization of the difference between the net proceeds from the LIBOR preferred stock and its mandatory redemption value. The shares of Series B preferred stock are common stock equivalents. However, the effect on the 1994 loss per common share calculation was antidilutive.


2    Cost Reductions/Restructuring Charges

    In 1993, management focused on cost reduction programs to improve cash flow. As part of these cost-cutting activities, the company finalized the closure of the Darien, Connecticut, corporate office, consolidating it with other operations in Greenville, South Carolina. Commencing with the quarterly dividend paid April 1, 1993, the Board of Directors reduced the dividend per share of Common Stock to $.15 per share from $.30 per share.

    In August 1993, the company announced the closure of certain obsolete facilities at the Millinocket, Maine, mill and the resulting elimination of approximately 200 jobs. In November 1993, the company announced the additional elimination of approximately 450 positions companywide. As a result, the company recorded pre-tax charges totaling approximately $20,000,000 in 1993. The charges included approximately $6,000,000 for asset retirements and $14,000,000 for employee termination costs, including severance costs and costs recognized under SFAS No. 88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As of December 31, 1994, substantially all of the employee termination costs had been settled.



                                                          1994 ANNUAL REPORT 27

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (CONTINUED)

    In the first quarter of 1994, the company changed its classification of certain selling and administrative expenses and allocation of certain costs due to the consolidation of the corporate office with operations in Greenville, South Carolina. These changes are reflected in the Consolidated Statement of Operations for 1994. Prior year amounts have not been restated due to the prospective nature of the change. The comparable amounts for the years 1993 and 1992 "Cost of Goods Sold" and "Selling and Administrative Expense" are $1,170,386,000 and $83,544,000, and $1,183,854,000 and $89,162,000,
respectively.


3     Sales of Real Property

    During 1994, the company sold 221,000 acres of nonstrategic timber lands, primarily in Nova Scotia and Maine. Proceeds totaled $46,500,000, resulting in a pre-tax gain of $43,100,000, or $.57 per share, after tax.

    During 1993, the company sold 70,000 acres of nonstrategic real property holdings located in Alabama, Georgia, Mississippi, Ohio and South Carolina. Proceeds totaled $73,300,000, resulting in a pre-tax gain of $52,200,000, or $.90 per share, after tax.



4     Receivables

    In August 1992, the company completed a sale of its receivables in the amount of $74,000,000 under an asset securitization program. The net cash proceeds were reported as cash flow from operations in the accompanying Consolidated Statement of Cash Flows and as a reduction of accounts receivable in the accompanying Consolidated Balance Sheet. Under the terms of the program, the maximum amount of the purchaser's investment in the company's receivables at any one time is $80,000,000. The cost of the program is based on the purchaser's level of investment, borrowing costs and a commitment fee. During the first quarter of 1993, the company discontinued selling receivables under the program.

    The total cost of the program in 1994, 1993 and 1992 was $185,000, $605,000 and $1,127,000, respectively, and was included in Other expense in the accompanying Consolidated Statement of Operations. Risk of credit loss is retained by the company.


5     Inventories

(In thousands)                       1994         1993
At lower of cost or market:
  Raw materials                  $ 37,597     $ 33,090
  Work in process                   3,333        2,697
  Finished goods                   38,971       41,070
  Mill stores and other supplies   80,723       79,209
                                  160,624      156,066
Excess of current cost
  over inventory value             (9,527)      (6,635)
                                 $151,097     $149,431


    Inventories valued using the LIFO method comprised 37.5 and 36.8 percent, respectively, of total inventories at December 31, 1994, and December 31, 1993.



6      Fixed Assets


                                               Range of
                                              Estimated
                                             Useful Lives
  (In thousands)       1994         1993      in Years
Land and
 land improvements $   32,417    $   30,112    10-20
Buildings             289,847       287,029    20-40
Machinery
 and equipment      2,607,737     2,448,559    10-30
Leasehold
 improvements           3,821         4,945    10-20
Construction
 in progress           27,264        30,950        -
                    2,961,086     2,801,595
Less accumulated
 depreciation
 and amortization   1,176,040     1,050,876
                   $1,785,046    $1,750,719


7      Accounts Payable and Accrued Liabilities

(In thousands)                           1994        1993
Trade accounts payable               $102,894    $102,727
Accrued interest                       20,704      20,883
Property and franchise taxes payable   11,877      13,789
Accrued payroll and payroll taxes      26,211      22,743
Other                                  23,080      35,404
                                     $184,766    $195,546



28  BOWATER INCORPORATED

                                     BOWATER INCORPORATED AND SUBSIDIARIES


8     Long-term Debt, Net of Current Instalments

(In thousands)                               1994          1993
Unsecured:
 9% debentures, due 2009               $  300,000    $  300,000
 8 1/2% notes due 2001                    200,000       200,000
 9 3/8 debentures due 2021, net
   of unamortized discount of $1,350
   in 1994 and $1,400 in 1993             198,650       198,600
 8 1/4% notes due in 1999, net of
   unamortized discount of $74 in
   1994 and $89 in 1993                   124,926       124,911
 9 1/2% debentures due in 2012, net
   of unamortized discount of $405
   in 1994 and $428 in 1993               124,595       124,572
 7 3/4% recycling facilities revenue
   bonds, due 2022                         62,000        62,000
 7 4/10% recycling facilities revenue
   bonds, due 2022                         39,500        39,500
 7 5/8% pollution control revenue
   bonds due 2016, net of unamortized
   discount of $140 in 1994 and $141
   in 1993                                 29,860        29,859
 Pollution control revenue bonds
   due at various dates from 2001
   to 2010 with interest at varying
   rates from 6.85% to 7 5/8%             23,300        23,300
 ESOP note, due 2000                       8,043         9,645
 Industrial revenue bonds, due at
   various dates from 1999 to 2010,
   with interest at varying rates from
   7 1/8% to 8 1/2%                       6,013         6,016
                                     $1,116,887    $1,118,403

    Long-term debt maturities for the next five years are as follows:

(In thousands)
 1995             $  1,604
 1996             $  1,604
 1997             $  1,604
 1998             $  1,604
 1999             $131,600

    In December 1992, the company replaced its prior Credit Agreement with a new $250,000,000, three-year revolving credit facility with less restrictive financial covenants. All financial obligations outstanding under the prior Credit Agreement were repaid as of December 31, 1992. An amendment to the Credit Agreement provided for a reduction in the credit line to $200,000,000 on March 31, 1994. No amounts were borrowed under the three-year revolving credit facility during 1993 and 1994.

    Subsequent to December 31, 1994, the company undertook a public tender offer to prepay its outstanding 8 1/2% Notes due 2001, having a face value of $200,000,000.


9     Fair Value of Long-term Debt, Net of Current Instalments

    Based on the borrowing rates currently available to the company for debt with similar terms and maturities as those issues included in the accompanying Consolidated Balance Sheet, the fair value of the company's long-term debt, net of current instalments, was approximately $1,100,000,000 and $1,270,000,000 at December 31, 1994, and 1993, respectively.

10     Commitments and Contingencies

    The company is involved in various litigation relating to contracts, com-mercial disputes, tax, environmental, workers' compensation and other matters. The company's management is of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the company's operations or its financial condition taken as a whole.



11    Redeemable Preferred Stock

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

    The company is authorized to issue 10,000,000 shares of Serial Preferred Stock, $1 par value, of which the LIBOR Preferred Stock constitutes Series A.


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

    The preferred stock is carried on the Consolidated Balance Sheet in Minority interest and at December 31, 1994, totaled $15,000,000.


12     Convertible and Cumulative Preferred Stock

    On February 8, 1994, the company completed two public offerings of preferred stock. The company sold 4,893,616 depositary shares, priced at $23.50 per share, each representing one-fourth of a share of 7% Series B Convertible Preferred Stock referred to as Preferred Redeemable Increased Dividend Equity Securities (PRIDES). The conversion premium is 22 percent. The company also sold 3,400,000 depositary shares, priced at $25.00 per share, each representing one-fourth of a share of 8.40% Series C Cumulative Preferred Stock.

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

    The net proceeds of both offerings, after deducting applicable issuance costs and expenses, were approximately $193,200,000. The





                                                    1994 ANNUAL REPORT    29

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (CONTINUED)

proceeds of the offerings were used by the company to fund: a new recovery boiler at the Calhoun, Tennessee, mill; capital expenditures and other costs associated with closure of certain obsolete facilities at the Millinocket, Maine, mill; the costs associated with the companywide personnel reductions and general corporate purposes.

13     Treasury Stock

    Through December 31, 1994, the company purchased 1,403,050 shares of its common stock at an aggregate purchase price of $40,134,000 and used 550,009 shares of such stock to pay employee benefits and 430,759 shares to fund the company's Dividend Reinvestment Plan. The remaining shares are included in treasury stock at cost. There remained 1,575,000 shares authorized for future purchase at December 31, 1994.


14     Stock Option Plans

    The company has three stock option plans - 1984, 1988 and 1992. The 1988 and 1992 Stock Incentive Plans authorize the grant of up to 2,000,000 and 3,000,000 shares, respectively, of the company's common stock in the form of incentive stock options (ISOs), non-qualified stock options, stock appreciation rights (SARs), performance stock and restricted stock awards. No further grants may be made under the 1984 Stock Option Plan.

    The option price of all options granted to date represents the fair market value of the company's common stock on the date of grant.

    All options granted between 1985 and 1991 were exercisable at December 31, 1994. Options granted in 1992, 1993 and 1994 become exercisable over a period of one to three years, depending upon the type of option granted. The plans provide that any outstanding options will become immediately exercisable upon a change in control of the company. In such event, grantees of options (except for grantees of ISO options under the 1984 plan) have the right to require the company to purchase such options for cash in lieu of the issuance of common stock and to exercise fully for cash all SARs.

    Information with respect to options granted under the stock option plans is as follows:

                          1994                       1993
                 Number        Option        Number       Option
               of Shares        Price      of Shares       Price
Outstanding    3,792,394     $   16.50    3,462,544     $   16.50
 at beginning                to $37.75                  to $37.75
 of year
Granted during   813,000     $   22.88      387,000     $   20.19
 the year                    to $27.63                  to $23.94
Exercised       (207,100)    $   16.50       (6,250)    $   21.00
 during                      to $28.88                  to $22.69
 the year
Cancelled       (125,500)    $   21.00      (50,900)    $   21.00
 during                      to $37.75                  to $37.75
 the year
Outstanding    4,272,794     $   19.06    3,792,394     $   16.50
 at end                      to $37.75                  to $37.75
 of year
Exercisable at 3,119,544     $   19.06    2,713,069     $   16.50
 end of year                 to $37.75                  to $37.75

15    Employee Stock Ownership Plan

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


16    Shareholder Rights Plan

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


17     Income Taxes

    Effective January 1, 1992, the company adopted SFAS No.
109, "Accounting for Income Taxes." This Statement requires the asset and liability method of accounting for deferred income taxes, which applies enacted statutory tax rates to the differences between the carrying amounts of assets and liabilities on the financial statements and their respective tax bases.

    Adoption of the Statement did not have any effect on the loss before cumulative effect of changes in accounting principles and extraordinary charge for the year ended December 31, 1992. The cumulative effect of the change to January 1, 1992, was a reduction in Deferred taxes of $36,371,000, an increase in income of $32,343,000 ($.89 per common share) and a $4,028,000 allocation to Minority interests in subsidiaries. In the accompanying Consolidated Statement of Operations, this effect is accounted for as the cumulative effect of a change in accounting principles.

    In August 1993, the federal statutory corporate tax rate was increased from 34 percent to 35 percent. As a result, the company recorded a $6,000,000 deferred tax expense, reflecting higher deferred tax liabilities.


30   BOWATER INCORPORATED

                                     BOWATER INCORPORATED AND SUBSIDIARIES


    The components of loss before income taxes, minority interests and cumulative effect of changes in accounting principles consist of U.S. loss of $(12,955,000), $(85,509,000) and $(129,816,000) and Canadian income (loss) of
$6,120,000, $(23,527,000) and $(42,138,000) in 1994, 1993 and 1992,
respectively.

    The provision for income tax expense (benefit) consists of:

(In thousands)     1994           1993          1992
Federal:
 Current       $    240     $   (9,992)    $ (14,416)
 Deferred        (3,993)       (12,296)      (26,516)
                 (3,753)       (22,288)      (40,932)
State:
 Current              -              -         1,914
 Deferred          (588)        (4,391)       (8,140)
                   (588)        (4,391)       (6,226)
Canadian:
 Current            365            310           536
 Deferred          (807)        (8,517)      (16,999)
                   (442)        (8,207)      (16,463)
Total:
 Current            605         (9,682)      (11,966)
 Deferred        (5,388)       (25,204)      (51,655)
               $ (4,783)    $  (34,886)    $ (63,621)

    The components of Deferred income taxes at December 31, 1994, and 1993, in the accompanying Consolidated Balance Sheet are as follows:

(In thousands)                            1994             1993
Inventories*                         $    (746)       $  (1,037)
Timber and timberlands                 (62,936)         (61,058)
Fixed assets                          (411,948)        (406,915)
Other assets                           (19,867)         (15,270)
Deferred tax liabilities              (495,497)        (484,280)
Accounts receivable*                       269              330
Other current assets*                      432              432
Current liabilities*                     5,762           11,198
Other long-term liabilities             58,075           48,144
U.S. tax credit carryforwards           62,216           59,314
Canadian investment tax
  credit carryforwards                  27,441           29,706
Net operating loss carryforwards        88,816           75,754
Valuation allowance                     (3,720)          (1,740)
Deferred tax assets                    239,291          223,138
Net deferred tax liability           $(256,206)       $(261,142)

*Included in Current assets in the accompanying Consolidated Balance Sheet.


    The following is a reconciliation of the U.S. federal statutory and effective tax rates as a percentage of income before income taxes, minority interests and cumulative effect of changes in accounting principles:

                           1994      1993      1992
U.S. federal statutory
  income tax rate          35.0%     35.0%     34.0%
State income taxes,
  net of federal
  income tax benefit        5.6       2.6       2.7
Tax rate increase             -      (5.5)        -
Canadian taxes             37.8        .6       1.2
Other, net                 (8.4)      (.7)      (.9)
Effective income tax rate  70.0%     32.0%     37.0%

    The large increase in the company's effective income tax rate in 1994 was due to the capital gains rate applied to the sale of non-strategic timberlands in Nova Scotia.

    At December 31, 1994, $27,441,000 of Canadian investment credit carryforwards, $62,216,000 of U.S. tax credit carryforwards and approximately $203,110,000 of net operating loss carryforwards were available to reduce future income taxes. The company believes that such deferred tax assets will be ultimately realized, net of the existing valuation allowance at December 31, 1994. The net increase in the valuation allowance for the years ended December 31, 1994, and December 31, 1993, was $1,980,000 and $1,740,000, respectively.
The Canadian investment credit carryforwards expire at various dates between 1995 and 2004. The majority of the U.S. tax credit carryforwards have no expiration. The net operating loss carryforwards expire at various dates between 1999 and 2009.

    The cumulative amount of undistributed earnings of CNC, on which the company has not provided deferred income taxes, was approximately $89,345,000 at December 31, 1994. Distribution of these earnings would qualify for the 80 percent dividend exclusion.

    The company has also not provided deferred income taxes on the cumulative amount of undistributed earnings related to its 51 percent investment in its Canadian subsidiary since that investment is considered permanent in duration and determination of such liability is not practicable.


18  Interest Capitalized

    Total interest incurred in the years 1994, 1993 and 1992 was $99,163,000, $100,517,000 and $79,661,000, respectively. In 1994, 1993 and 1992, $315,000, $2,184,000 and $1,459,000 of interest expense was capitalized, respectively.

19     Pension Plans

    The company has defined benefit pension plans covering substantially all employees. Benefits are based upon years of service and, depending on the plan, average compensation earned by employees either during their last years of employment or over their career. Pension expense for 1994, 1993 and 1992 included the following components:


(In thousands)                         1994            1993            1992
Service cost                        $13,743         $13,104         $11,164
Interest cost                        29,631          28,112          26,968
Actual return
   on plan assets                    (3,208)        (46,000)        (30,033)
Net amortization
   and deferral                     (33,064)          7,690          (7,626)
Net pension
   expense                          $ 7,102         $ 2,906         $   473



                                                          1994 ANNUAL REPORT 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

    The following table sets forth the funded status of the Plans at December 31, 1994:


                                          Plan Assets     Plan Liabilities
                                          Exceed Plan          Exceed Plan
(In thousands)                            Liabilities               Assets
Actuarial present value of
  accumulated benefit obligation:
  Vested                                     $228,551              $45,461
  Non-vested                                    7,176               19,037
                                              235,727               64,498
Benefits attributable to future salaries       46,806                4,866
Projected benefit obligation                  282,533               69,364
Plan assets at fair value                     325,112               41,199
Excess (deficit) of plan assets over
  projected benefit obligation                 42,579              (28,165)
Unrecognized prior service cost                 3,167                1,716
Unrecognized net loss                          26,133                5,592
Unrecognized transition liability (asset)     (23,265)               1,160
Excess accumulated benefit obligation
  recognized as intangible asset                    -               (5,139)
Prepaid pension cost (pension liability)     $ 48,614             $(24,836)

    The following table sets forth the funded status of the plans at December 31, 1993:

                                          Plan Assets     Plan Liabilities
                                          Exceed Plan          Exceed Plan
(In thousands)                            Liabilities               Assets
Actuarial present value of
  accumulated benefit obligation:
   Vested                                    $249,425             $ 51,154
   Non-vested                                   9,127               13,821

                                              258,552               64,975
Benefits attributable to
  future salaries                              59,672                3,841
Projected benefit obligation                  318,224               68,816
Plan assets at fair value                     355,648               44,239
Excess (deficit) of plan assets over
  projected benefit obligation                 37,424              (24,577)
Unrecognized prior service cost                 4,773                1,353
Unrecognized net loss                          35,629               14,856
Unrecognized transition liability (asset)     (26,881)               1,335
Excess accumulated benefit
  obligation recognized as
  intangible asset                                  -               (4,793)
Prepaid pension cost
  (pension liability)                         $50,945             $(11,826)

    As of December 31, 1994, the company increased the Plans' discount rate assumption used to determine the Plans' projected benefit obligation from 7.5 percent to 8.5 percent, which approximates more closely current interest rates on high-quality long-term obligations. The assumed rates of compensation increase and long-term rate of return on Plan assets remained at 5 percent and 10 percent, respectively. Plan assets consist principally of common stocks and fixed income securities.


20     Retiree Health Care Plans

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

    In accordance with the provisions of the standard, the company elected to recognize immediately the cumulative effect of the unfunded transition obligation as the effect of a change in accounting principle in the accompanying financial statements. The cumulative effect of this change to January 1, 1992, was an increase in Other long-term liabilities of $34,944,000 and a corresponding after-tax charge of $21,431,000 ($.59 per share).

    The accumulated postretirement benefit obligation at December 31, 1994, and December 31, 1993, was comprised of the following:

(In thousands)                             1994       1993
Retirees                                $17,011    $13,657
Fully eligible active plan participants  19,911     24,139
Other active plan participants           47,162     48,162
Unrecognized net (loss) gain              8,236     (3,845)
                                        $92,320    $82,113

    Unlike the company's retirement plans, there are no assets dedicated to fund retiree benefits. Net periodic cost for 1994, 1993 and 1992 included the following:

(In thousands)            1994      1993      1992
Service cost            $2,832    $2,648    $2,138
Interest cost on
 accumulated obligation  6,886     6,259     6,301
Net amortization           189         -         -
                        $9,907    $8,907    $8,439

    As of December 31, 1994, the company increased the Plans' discount rate assumption used to determine the Plans' accumulated post-retirement benefit obligation from 7.5 percent to 8.5 percent, which approximates more closely current interest rates on high-quality long-term obligations. The assumed rate of compensation increase remained at 5 percent. During the next 10 years, the Plans assume that the annual cost of postretirement benefits will increase at an annual rate starting at 9 percent and decreasing to 5.5 percent. Variations in this health care cost trend rate can have a significant effect on the amounts reported. An increase of 1 percent in this assumption would increase the accumulated postretirement benefit obligation by approximately 14 percent and would increase the annual cost by approximately 18 percent.


32   BOWATER INCORPORATED

    21 Timberland Leases and Operating Leases

    The company controls timberlands under long-term leases expiring 2001 to 2059, for which aggregate lease payments were $862,000, $868,000 and $862,000 for 1994, 1993 and 1992, respectively. In addition, the company leases certain office premises, manufacturing facilities and transportation equipment under operating leases. Total rental expense for operating leases was $9,786,000, $9,168,000, and $8,750,000 in 1994, 1993 and 1992, respectively.

    At December 31, 1994, the future minimum rental payments under timberland leases and operating leases are:


                                                Timberland       Operating
                                                     Lease        Leases,
 (In thousands)                                   Payments          net
 1995                                            $     879       $  8,268
 1996                                                  879          6,709
 1997                                                  879          5,092
 1998                                                  879          4,436
 1999                                                  878          3,565
 Thereafter                                         25,476         14,138
                                                  $ 29,870       $ 42,208


22     Segment and Geographic Information

    In 1994, the company changed its method of presenting segment information. For financial reporting purposes, the Communication Papers Division is now classified within Pulp, Paper and Related Products, the company's single operating segment. This change resulted from the company's decision to integrate a portion of its papermaking capacity with the raw material needs of its communication papers converting operation. Prior years' segment disclosure has been reclassified to conform to this presentation.


    Net sales and operating loss for the three years ended December 31, 1994, and identifiable assets at the end of each of those years, classified by geographic area, were as follows:

(In thousands)           United States         Canada      Consolidated
1994
Net sales to
  unaffiliated customers   $1,251,000       $107,996     $1,358,996
Operating income           $   41,422       $    678     $   42,100
Identifiable assets        $2,647,662       $203,700     $2,851,362
1993
Net sales to
  unaffiliated customers   $1,253,775       $ 99,909     $1,353,684
Operating loss             $  (52,968)      $(10,364)    $  (63,332)
Identifiable assets        $2,514,408       $211,770     $2,726,178
1992
Net sales to
  unaffiliated customers   $1,263,772       $ 97,046     $1,360,818
Operating loss             $  (51,479)      $(22,629)    $  (74,108)
Identifiable assets        $2,650,878       $230,723     $2,881,601


23    Net Export Sales

    The breakdown of total net export sales by geographic area was:

(In thousands)               1994         1993         1992
Europe                   $ 50,536     $ 60,944     $ 95,604
Latin America              45,748       55,929       45,214
Asia                      102,697      114,964       82,959
Canada                     13,372       19,401       13,933
Mexico                      5,332       12,310       13,636
Other                       4,084        6,631       19,865
  Sub-total               221,769      270,179      271,211
Less: distribution costs  (41,732)     (59,162)     (52,897)
Total net export sales   $180,037     $211,017     $218,314


24     Reconciliation of Net Loss to Cash Flow from Operations

(In thousands)                 1994           1993           1992
Net loss                  $  (4,824)    $  (64,499)    $  (81,957)
Changes in
  accounting principles           -              -        (10,911)
Depreciation, amorti-
  zation and cost of
  timber harvested          168,352        163,086        161,910
Deferred income taxes        (5,388)       (25,204)       (51,655)
Minority interests            2,772         (9,651)       (15,465)
Gain on sale
  of timberlands            (43,100)       (52,220)             -
Changes in
  working capital:
  Receivables               (26,736)       (66,265)        79,334
  Inventories                (1,666)        13,666          8,469
  Accounts payable and
   accrued liabilities        4,458         (9,332)         7,332
  Income taxes payable      (21,916)         9,320        (10,916)
  Other                       8,952         10,453         23,335
Cash flow from operations $  80,904     $  (30,646)    $  109,476

                                                           1994 ANNUAL REPORT 33

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (CONTINUED)                            BOWATER INCORPORATED AND SUBSIDIARIES

25     Quarterly Information (unaudited)

    Quarterly financial results for the years 1994, 1993 and 1992 are summarized as follows:


(In thousands, except per-share amounts)
Year Ended December 31, 1994                       First           Second           Third           Fourth                Year
Net sales                                       $ 308,892        $ 320,066       $ 348,151        $ 381,887          $1,358,996
Gross profit                                    $   3,823        $  13,284       $  38,064        $  62,981          $  118,152
Operating income (loss)                         $ (14,740)       $  (5,676)      $  20,823        $  41,693          $   42,100
Net income (loss)                               $ (21,440)       $ (14,881)      $  10,526        $  20,971          $   (4,824)
Net income (loss) per common share              $    (.67)       $    (.53)      $     .16        $     .44          $     (.59)

Year Ended December 31, 1993                       First           Second           Third           Fourth                Year
Net sales                                       $ 348,921        $ 328,702       $ 335,673        $ 340,388          $1,353,684
Gross profit (loss)                             $  (1,102)       $  12,343       $  (2,722)       $     (46)         $    8,473
Operating loss                                  $ (17,895)       $  (5,259)      $ (20,386)       $ (19,792)         $  (63,332)
Net income (loss)                               $ (22,945)       $ (15,609)      $ (30,832)       $   4,887          $  (64,499)
Net income (loss) per common share              $    (.65)       $    (.45)      $    (.86)       $     .12          $    (1.84)

Year Ended December 31, 1992                       First           Second           Third           Fourth                Year
Net sales                                       $ 340,503        $ 323,295       $ 333,847        $ 363,173          $1,360,818
Gross profit (loss)                             $   1,201        $  (8,401)      $   2,898        $   5,867          $    1,565
Operating loss                                  $ (22,111)       $ (26,816)      $ (12,713)       $ (12,468)         $  (74,108)
Loss before cumulative effect of changes
 in accounting principles                       $ (29,657)       $ (24,416)      $ (17,904)       $ (20,891)         $  (92,868)
Net loss                                        $ (18,746)       $ (24,416)      $ (17,904)       $ (20,891)         $  (81,957)
Loss per common share before cumulative
 effect of changes in accounting principles     $    (.84)       $    (.70)      $    (.51)       $    (.59)         $    (2.64)
Net loss per common share                       $    (.54)       $    (.70)      $    (.51)       $    (.59)         $    (2.34)

 NOMINAL ANNUAL CAPACITY AND PRODUCTION BY GRADE AND MILL

                                            Annual          1994
(In short tons)                           Capacity    Production
Newsprint and uncoated groundwood papers
   Calhoun, Tennessee                      853,400       853,364 3
   Catawba, South Carolina                 260,300       252,239
   Liverpool, Nova Scotia                  264,600       261,258
   Millinocket, Maine                    122,000 1       148,772
   East Millinocket, Maine                 290,200       290,131
Coated groundwood paper
   Catawba, South Carolina                 350,700       344,449
   Millinocket, Maine                      138,300       111,749
Market pulp
   Catawba, South Carolina                 268,600       256,404
   Calhoun, Tennessee                       66,800        55,386
Lumber                                   200,000 2       198,999 2

1. The new annual capacity reflects the shutdown of No. 1 paper machine in mid-1994.


2. Figures are in MBF (thousands of board feet).


3. Includes tonnage produced for Bowater Communication Papers Division.


34   BOWATER INCORPORATED

 MANAGEMENT'S STATEMENT OF RESPONSIBILITY

                                        BOWATER INCORPORATED AND SUBSIDIARIES

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

    The company maintains a system of internal accounting controls designed to provide reasonable assurances for the safeguarding of assets and the reliability of financial records. The system is subject to continuous review through a corporatewide internal audit program with appropriate management follow-up action. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the company has an effective and responsive system of internal accounting controls.

    The company's independent auditors, KPMG Peat Marwick LLP, are responsible for conducting an audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company and its subsidiaries in conformity with generally accepted accounting principles. Their report appears on this page.

    There is an Audit Committee of the Board of Directors composed of two nonemployee directors who meet regularly with management, the internal auditors and KPMG Peat Marwick LLP to discuss specific accounting, reporting and internal control matters. Both the independent auditors and internal auditors have full and free access to the Audit Committee.


INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Bowater Incorporated:

    We have audited the accompanying consolidated balance sheet of Bowater Incorporated and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, capital accounts, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowater Incorporated and Subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in the notes to the consolidated financial statements, the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1992.




KPMG Peat Marwick LLP
Greenville, South Carolina
February 10, 1995


                                                          1994 ANNUAL REPORT 35

 DIRECTORS AND OFFICERS

                                                    BOWATER INCORPORATED



(Photo appears here. Caption is as follows:)

(Seated from left):
Anthony P. Gammie, Arnold M. Nemirow.

(Standing from left):
Hugh D. Aycock, Donald R. Melville, Richard Barth, Francis J. Aguilar, John A. Rolls, Richard Laster, Kenneth M. Curtis, H. Gordon MacNeill.


BOARD OF DIRECTORS

Francis J. Aguilar
Professor
Harvard University
Graduate School of Business

Hugh D. Aycock
Retired President,
Chief Operating Officer
and Director
Nucor Corporation
(steel and steel products)

Richard Barth
Chairman, President,
and Chief Executive Officer
Ciba-Geigy Corporation
(diversified chemical products)

Kenneth M. Curtis
Attorney At Law
Curtis, Thaxter, Stevens,
Broder & Micoleau
Limited Liability
Company, P.A.

Anthony P. Gammie
Chairman of the Board
Bowater Incorporated

Richard Laster
Retired Chairman, Chief
Executive Officer and Director
DNA Plant Technology Corporation
(agricultural biotechnology)

H. Gordon MacNeill
Chairman
Jannock Limited
(building products)

Donald R. Melville
Retired Chairman and
Chief Executive Officer
Norton Company
(diversified manufacturing)

Arnold M. Nemirow
President and
Chief Executive Officer
Bowater Incorporated

John A. Rolls
President and
Chief Executive Officer
Deutsche Bank North America
(international banking)


BOARD COMMITTEES

Executive Committee
A. P. Gammie (Chairman)
F. J. Aguilar
H. G. MacNeill

Audit Committee
J. A. Rolls (Chairman)
K. M. Curtis

Human Resources and
Compensation Committee
D.R. Melville (Chairman)
R. Barth
R. Laster

Nominating and
Governance Committee
F. J. Aguilar (Chairman)
H. D. Aycock
R. Laster

Finance Committee
R. Barth (Chairman)
H. G. MacNeill
J. A. Rolls


OFFICERS

Anthony P. Gammie
Chairman of the Board

Arnold M. Nemirow
President and
Chief Executive Officer

Arthur D. Fuller
Senior Vice President and
President - Newsprint Division

Robert C. Lancaster
Senior Vice President and
Chief Financial Officer

Donald G. McNeil
Senior Vice President and
President - Great Northern
Paper, Inc.

Robert J. Pascal
Senior Vice President and
President - Communication
Papers Division




Donald J. D'Antuono
Vice President -
Corporate Development

Robert D. Leahy
Vice President -
Corporate Relations

David G. Maffucci
Vice President - Treasurer

Ecton R. Manning
Vice President -
General Counsel

Robert A. Moran
Vice President -
Pulp and Paper
Manufacturing Services

Michael F. Nocito
Vice President -
Contoller

Aubrey S. Rogers
Vice President -
Information Services

Wendy C. Shiba
Secretary and
Assistant General Counsel




36      BOWATER INCORPORATED

  SHAREHOLDER INFORMATION

                                                  BOWATER INCORPORATED


Annual Meeting

    The company's annual meeting of shareholders will be held on Wednesday, May 24, 1995, at 10:30 a.m. at the Omni Charlotte Hotel, Charlotte, North Carolina.


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


Common Stock Registrars
and Transfer Agents
The Bank of New York
101 Barclay Street
Stock Transfer Administration - 22W
New York, NY 10286
800/524-4458

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


Investor Information

    Investor inquiries about Bowater should be directed to SuAnne B. Aune, Director - Investor Relations, at Bowater's headquarters.


10-K Report

    Bowater files an annual report on Form 10-K with the Securities and Exchange Commission. A free copy may be obtained by writing to the Investor Relations Department, at Bowater's headquarters.


Dividend Reinvestment and Stock Purchase Plan

    The company has a Dividend Reinvestment and Stock Purchase Plan. Information is available from the Investor Relations Department at Bowater's headquarters.


Auditors
KPMG Peat Marwick LLP
One Insignia Financial Plaza
Suite 600
P.O. Box 10529
Greenville, SC 29603
803/250-2600

Common Stock Prices

    Price ranges of the company's common stock during 1994 and 1993 as reported on the New York Stock Exchange were:


                      1994                  1993
                 High       Low        High      Low
First quarter  $24 7/8    $21 5/8    $24 5/8    $20
Second quarter  25 5/8     20 1/2     23         19 1/2
Third quarter   29 1/2     24 1/4     21         18
Fourth quarter  29 1/4     23 3/8     24 3/8     18 1/4


(A map of the United States and Nova Scotia, Canada appears here showing Bowater's corporate headquarters, paper mills, sawmills, woodlands offices, owned/leased timberlands, divisional sales offices, communication papers division administrative office, BCP converting plants, computer forms sales offices and star forms sales offices, with the following legend.)

CORPORATE HEADQUARTERS
PAPER MILLS
SAWMILLS
WOODLANDS OFFICES
OWNED/LEASED TIMBERLANDS
BOWATER DIVISIONAL SALES OFFICES
BOWATER COMMUNICATION PAPERS DIVISION ADMINISTRATIVE OFFICE
BCP CONVERTING PLANTS
BOWATER COMPUTER FORMS SALES OFFICES
STAR FORMS SALES OFFICES

CORPORATE HEADQUARTERS

Bowater Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, SC  29602
803/271-7733
803/282-9482 (Fax)



BOWATER NEWSPRINT
DIVISION

Manufacturing Facilities
Calhoun Mill
Calhoun Newsprint Company
Calhoun, TN  37309
615/336-2211

Mersey Mill
P.O. Box 1150
Liverpool, NS  BOT 1KO
Canada
902/354-3411

Bowater Lumber
660 Industrial Boulevard
Albertville, AL  35959
205/878-7987

Mersey Sawmill at Oakhill
P.O. Box 499
Bridgewater, NS  B4V 2X6
902/543-4637

Sales Offices
Suite 250-50
15310 Amberly Drive
Tampa, FL 33647
813/977-4945

400 Northridge Road
Suite 620
Atlanta, GA  30350
404/998-1176

650 Warrenville Road, Suite 410
Lisle, IL 60532
708/960-9792

Point West Place
111 Speen Street, Suite 305
Framingham, MA  01701
508/872-5828

Park 80 West, Plaza 2
Saddle Brook, NJ 07662
201/368-3611

2000 Regency Parkway, Suite 380
Cary, NC 27511
919/467-6422

4055 Executive Park Drive
Cincinnati, OH 45241
513/563-9210

55 East Camperdown Way
P.O. Box 1028
Greenville, SC  29602
803/271-7733

Suite 270, 5728 LBJ Freeway
Dallas, TX  75240
214/980-4117


BOWATER COATED PAPERS
AND PULP DIVISION

Manufacturing Facility
Carolina Mill
P.O. Box 7
Catawba, SC  29704
803/329-6600

Sales Offices
400 Northridge Road
Suite 620
Atlanta, GA  30350
404/998-2623

650 Warrenville Road
Suite 410
Lisle, IL 60532
708/960-9797

Park 80 West, Plaza 2
Saddle Brook, NJ 07662
201/368-3332

55 East Camperdown Way
P.O. Box 1028
Greenville, SC  29602
803/271-7733

GREAT NORTHERN
PAPER DIVISION

Manufacturing Facilities
Millinocket Mill
One Kathadin Avenue
Millinocket, ME  04462
207/723-5131

East Millinocket Mill
Main Street
East Millinocket, ME  04430
207/746-9912

Pinkham Lumber
P.O. Box 0
Ashland, ME  04732
207/435-3281

Directory and Specialties
Sales Office
55 East Camperdown Way
P.O. Box 1028
Greenville, SC  29602
803/271-7733


BOWATER COMMUNICATION
PAPERS DIVISION

Administration
1515 Fifth Avenue, Suite 400
Moline, IL  61625
309/797-1389

Manufacturing Facilities
Bowater Communication Papers Inc.
5461 East Santa Ana Street
Ontario, CA  91761-8626

Lincoln Denver Business Center II
11685 E. 53rd Avenue - Unit A
Denver, CO 80239-2322

5120 Great Oak Drive
Lakeland, FL  33801-3180

1165 S. Elm Street
Scottsburg, IN  47170-2168

3129 State Street
Bettendorf, IA  52722-5253

550 Lillard Drive
Sparks, NV 89434-8955

42 Industrial Circle
Conestoga Valley Industrial Center
Leola, PA 17540

3000 East Plano Parkway
Plano, TX  75074-7421

Sales Offices
Bowater
Computer Forms                          Star Forms
Pleasanton, CA                          Fullerton, CA
Van Nuys, CA                            San Ramon, CA
Yorba Linda, CA                         San Diego, CA
Englewood, CO                           Temecula, CA
Clearwater, FL                          Englewood, CO
Orange Park, FL                         Lakeland, FL
Atlanta, GA                             Atlanta, GA
Lisle, IL                               Snellville, GA
Overland Park, KS                       Moline, IL
Troy, MI                                Roselle, IL
Chesterfield, MO                        Woburn, MA
Cedar Knolls, NJ                        Rosemount, MN
New York, NY                            White Bear
Charlotte, NC                           Lake, MN
Cincinnati, OH                          Cedar Knolls, NJ
Columbus, OH                            New York, NY
Tulsa, OK                               Beachwood, OH
Wayne, PA                               Toledo, OH
Dallas, TX                              Stillwater, OK
The Woodlands, TX                       Leola, PA
                                        Wayne, PA
                                        Johnston, RI
                                        Germantown, TN
                                        Duncanville, TX
                                        Humble, TX
                                        Bothell, WA


    PRODUCED BY CORPORATE RELATIONS, BOWATER INCORPORATED
    (c) 1995 BOWATER INCORPORATED, PRINTED IN U.S.A.
    BOWATER INCORPORATED IS AN EQUAL OPPORTUNITY EMPLOYER.

    (Recycled Logo) PRINTED ON RECYCLED PAPER.