Form 10-K, Exhibit 13
period 1995-12-31
BOWATER INC
filed 1996-04-01
CIK 743368

1995
BOWATER Incorporated
ANNUAL
REPORT

(Photo of two Bowater employees looking at a roll of newsprint)

EXCELLENT RESULTS                         Bowater Incorporated and Subsidiaries

FINANCIAL HIGHLIGHTS

(In millions, except per-share amounts)                      1995           1994
Net sales                                               $  2,001.1     $  1,359.0
Operating income                                             549.3           42.1
Income (loss) before taxes and minority interests            464.6           (6.8)
Net income (loss)                                            246.9           (4.8)
Fully diluted income (loss) per common share            $     5.22     $     (.59)
Average common and common equivalent shares outstanding       43.4           36.6
Dividends paid per common share                         $      .60     $      .60
Working capital                                              388.7          303.2
Total assets                                               2,908.2        2,851.4
Total shareholders' equity                                 1,095.4          887.4
Total debt                                              $    818.1     $  1,118.5
Total debt as a percentage of total capitalization            38.7%          50.3%
Current ratio                                                2.36X          2.44x

FIVE YEAR FINANCIALS

Return on Equity

(Percent)



(Bar graph appears here with the following plot points.)


91       92       93       94       95
4.4     (9.6)    (8.6)    (3.0)    26.5


Net Sales

($ billions)



(Bar graph appears here with the following plot points.)


91       92       93       94       95
1.19    1.36     1.35     1.36     2.00


Net Income (Loss)

($ millions)



(Bar graph appears here with the following plot points.)


91       92       93       94       95
45.6   (82.0)   (64.5)   (4.8)     246.9

Total Debt as a

Percentage of Total

Capitalization

(Percent)



(Bar graph appears here with the following plot points.)


91       92       93       94       95
41.9    51.9     54.1     50.3     38.7

CONTENTS

To Our Shareholders  1
Newsprint  4
Coated Paper and Pulp  8
Great Northern Paper  12
Communication
   Papers  16
This is Bowater  18
Financial Report  19
Directors and Officers  42
Shareholder
   Information-Inside
   back cover
Operating Divisions
    -Back cover


FRONT COVER: 30-ton
reel of 30 lb. newsprint
produced at Calhoun, TN,
for Cox Newspapers'
DAYTON DAILY NEWS.

TO OUR SHAREHOLDERS:

    1995 was a record year for Bowater. Strong demand for newsprint throughout the year resulted in significantly improved pricing and record sales levels. Market demand for coated groundwood papers and pulp also improved greatly, as did prices for these products. By year end, however, shipment levels weakened and inventories rose. Directory paper pricing remained constant throughout 1995, due to previous commitments, but increases were implemented in January 1996. Lumber markets were weaker than in 1994.

    Sales were a record $2.0 billion compared to $1.4 billion in 1994. Net income for 1995 was $301 million, or $6.70 per fully diluted share, before charges related to the write-down of the company's investment in the Communication Papers Division, the repurchase of outstanding debt and preferred stock, and a company-wide personnel reduction program. Net income for 1995, after these charges, was a record $247 million, or $5.22 per share, compared to a net loss for 1994 of $5 million, or $.59 per share. Reflecting these results, our common stock price rose by more than 33% in 1995, compared to a 12% increase in the Dow Jones Paper Products Group, a stock price composite of eight other industry companies.

    1995 markets were robust, but our management did not wait for the next downturn before implementing important changes. Instead, five major goals were established for the company. Essentially these were financial and organizational objectives to better position Bowater for the inevitable downturns in our business and for new growth opportunities. I am pleased to report that we have accomplished almost all of these goals.


COST AND DEBT REDUCTION

    Following the devastating industry recession of 1992-1994, our primary focus in 1995 was cost and debt reduction. We established a two-year goal of reducing controllable costs and improving efficiencies by more than $150 million. And through the exceptional efforts of our employees, more than $70 million of improvements were achieved in 1995.


(Photo appears here with the following caption.)
Arnold M. Nemirow
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

    Debt was reduced by $300 million, or 27% over 1994, and almost $100 million of preferred stock was removed from the balance sheet. Debt, as a percentage of total capitalization at year end, was 38.7% compared to 50.3% for 1994.


ASSET MONETIZATION

    Our Communication Papers Division was put up for sale in May 1995, after determining that the converting business did not fit our long-term strategic goals. Since then, however, we have not concluded a definitive agreement for its sale, so we are continuing to operate that division. We did take other steps to monetize non-strategic assets last year, including the recent sale of $90 million of timberland.


DIVISIONALIZATION AND CUSTOMER FOCUS

    We successfully reorganized our business into four divisions: Newsprint, Coated Paper & Pulp, Great Northern Paper (directory and specialty grades) and Communication Papers. Each has a president who is responsible for division profitability as well as asset management. This enabled each division management team to focus on customer relations, marketing opportunities and capital investment priorities. We further streamlined the organization at each division by driving decisions down to those closest to the issue and creating team approaches for customer interaction. With improved information flow and a shift of the transportation function to each mill, our customers now enjoy more consistent, effective service from the Bowater organization. Our commitment to certify each of our five pulp and paper mills by the end of 1996, under the ISO 9000 program, is well under way.


GOING FORWARD

    Even though we expect the paper business to remain cyclical, our improved cost structure, quality programs and organizational changes will help to weather the next down cycle more effectively than in the past. With these accomplishments, Bowater is now positioned to become a larger, lower cost producer of groundwood-based papers for growing world markets, without jeopardizing product quality or financial strength.

    Although growth in demand for newsprint in North America over the next few years is forecast to be flat, we expect that growth on a global scale will be better. Moreover, coated groundwood paper, our second largest grade, has a healthy outlook in North America as well as overseas. Bowater is now exploring growth opportunities while continuing to improve internal operating efficiencies. With basic markets healthy, our strategy will be to increase productive capacity and market share without burdening the balance sheet, or building new capacity unless the fundamentals of supply and demand support it.

    In order to accomplish these goals, Bowater's organization must be properly motivated. We recently adopted plans to provide incentives to a broad group of employees and more closely align management with the long-term interests of shareholders. For example, incentive compensation for senior management will now be based on achieving specified goals, including returns on net assets and capital investments, as well as cost and efficiency improvements. A stock retention policy, requiring corporate officers to maintain an equity interest in company stock, has been implemented to assure that management will act in the best long-term interests of shareholders. We are also in the process of establishing an incentive feature in our 401(k) savings plan for salaried employees, as well as gainsharing plans for employees at our mills, so that our entire organization will be refocused on shareholder value.

    Bowater's new management team is charged with the responsibility for optimizing returns on an asset rich company. Our future is bright, and our opportunities are vast. As a reflection of confidence in the future, our board of directors last month increased the dividend on common stock by 33% and authorized a 10% common stock repurchase program. At the same time, the board was strengthened by the election of a new director, James L. Pate, who is Chairman, President and Chief Executive Officer of Pennzoil Company, an international producer, refiner and marketer of petroleum products.

    In succeeding Anthony P. Gammie as Chairman today, I wish Tony all the best in his well-deserved retirement after 41 years with Bowater. During his watch, the company went public in 1984 and began the process of establishing itself as one of the preeminent paper companies in the world. All of his Bowater colleagues join me in expressing our appreciation for his years of dedicated service.


                                         Sincerely,



                                         (Signature of Arnold M. Nemirow)
                                         Arnold M. Nemirow
                                         Chairman, President and Chief
                                         Executive Officer

                                         March 31, 1996

                                   NEWSPRINT


 (Photos appear here of these 4 men and newspapers printed on Bowater paper)


C. RANDY ELLINGTON                                             ARTHUR D.FULLER
VICE PRESIDENT -                                                        SENIOR
DOMESTIC SALES                                                  VICE PRESIDENT
                                                                 & PRESIDENT -
                                                                       BOWATER
                                                                     NEWSPRINT


                                                              JERRY R. GILMORE
WILLIAM C. MORRIS                                             VICE PRESIDENT -
VICE PRESIDENT -                                                ADMINISTRATION
INTERNATIONAL                                                       & PLANNING
SALES

    Bowater is the largest newsprint producer in the U.S. and one of the largest in North America. Bowater Newsprint consists of our operations in Calhoun, TN, and our Mersey mill in Liverpool, Nova Scotia. In addition to five newsprint machines at Calhoun and two at Mersey, there is one at our Catawba, SC, mill and our GNP facilities in East Millinocket, ME. Our machines at Calhoun have ranked among the 12 most efficient in the world since 1990 and "Ol' Blue," at Catawba, is rated among the lowest cost machines in North America as well.

    Annual division sales total approximately 1.4 million tons. Current North American market share is about 8%.


    1995 showed a dramatic improvement for newsprint from the tough economic environment of the previous four years with price increases in both domestic and international markets. Bowater order books remained full as industry operating rates reached 98% of capacity.

    Fiber sources are provided for through company ownership of approximately
3.6 million acres of well-managed woodlands providing northern and southern fiber. Additionally, state-of-the-art recycling plants at our Maine and Tennessee facilities combine to make Bowater one of the world's leading producers of recycled content newsprint.

    Bowater Newsprint has an excellent customer base that includes some of the leading newspapers in the U.S., Canadian and international markets. We continue to develop partnerships with customers through which sales, manufacturing and end users are better able to appreciate each other's concerns and work together.


    One of the first opportunities for our employees to work together in a redesigned organization has been through streamlining our "order fulfillment cycle." This is a process that begins with our customer and involves all areas of our organization. Whereas in the past these functions were located in separate departments, they are now consolidated into mill-specific, cross-functional sales and service teams. Each mill's team includes sales, customer service, quality assurance and planning functions. Credit, billing and claims functions support all four mills. The team approach is facilitating the exchange of ideas. This improves the understanding of each employee's role in the order fulfillment process and results in improved communications and quicker response time. Our employees share a sense of optimism about what we are doing within the division in particular and where the company as a whole is headed.

    As an extension of our service team strategy, we continue to work to develop our customer partnership opportunities. The basic goal is for the people who make the paper and those who use it to better understand and appreciate each other's concerns and work toward mutually beneficial solutions. Several supplier/customer relationships are already well established, featuring regularly scheduled mill and pressroom visits, crew exchanges, quality audits and ongoing training programs. Improvements achieved through these programs ultimately translate into a higher level of quality and service for all of our customers.

    Further evidence of our long-term view toward quality is our commitment to ISO 9002 certification at our mill sites. ISO certification is about satisfying customer expectations. It is an assurance to our customers that we are doing what we say we will do and that we are meeting their agreed-upon requirements. Our Mersey operation became the first


LEFT: OVER THE
COURSE OF 42 YEARS,
BOWATER'S NEWS-
PRINT CLIENTELE
HAS EXPANDED TO
INCLUDE NEARLY
450 DOMESTIC AND
DOZENS OF FOREIGN
CUSTOMERS. PIC-
TURED IN THE BACK-
GROUND AT LEFT ARE
A SMALL SAMPLE
OF U.S.DAILIES TO
WHICH COMPANY
MANUFACTURED
NEWSPRINT IS
SUPPLIED.


Shipments by Mill

(Pie chart appears here with the following plot points.)

Calhoun     54%
Mersey      18%
Catawba     17%
GNP         11%

Bowater mill and the second newsprint mill in North America to achieve ISO 9002 certification, and other facilities are actively working toward completion of certification. Once certification is attained, the process continues with audits, changes to procedures and improvements to the system. Our challenge is continually to improve process and product quality. ISO certification is a significant and measurable component of our quality assurance program and our customer focus.


    To be the best, we have enhanced our ongoing efforts to be a low-cost producer, as well as a top-quality one. Cost reduction initiatives will con-tinue at the manufacturing level to move all our mills into the industry's lowest-cost quartile. We will also strive to refine our long-term growth strategy to increase the return on invested capital. We plan to be competitive in all market conditions, including cyclical downturns.

    As we continue to examine and re-examine everything we do, our customers will remain at the center of our decisions. In 1996, our customer focus will include a new "Customer Profile" data base to provide our entire newsprint organization with better information. We are extremely proud and protective of our long-term customer relationships developed and solidified over many years of anticipating and meeting their needs. Our customers have come to rely on our ability to provide dependable supply, exceptional quality, reliable delivery and competitive prices. Add to this, friendly service, a partnership attitude and our commitment to uniquely exceed expectations, and you have a formula designed to get and keep satisfied customers.

    That satisfaction is showing. Our order book is filled with growing, successful and healthy customers worldwide. We intend to continue growing with our customers and be more intricately linked with them in order to help them become more successful.

    While so much these days is geared toward short-term results, our challenge in 1996 will be to make decisions that make sense for 2006 and beyond. Ultimately, it is our customers who will determine if we meet our vision to be the best newsprint organization in the world.


(Photos of advertisements appear here with the following captions.)

ABOVE: THE INSERT
MARKET CONTINUES
TO GROW IN THE U.S.

*REPRINTED WITH
PERMISSION FROM
SAM'S CLUB, A DIVI-
SION OF WAL-MART
STORES, INC.

SHIPMENTS BY MARKET

(Pie chart appears here with the following plot points.)

Export Newsprint       13%
Domestic Newsprint     84%
Canadian Newsprint      3%


  BOWATER NEWSPRINT
     TEAM VISION:
"WE ARE THE BEST NEWSPRINT
ORGANIZATION IN THE WORLD.
WE UNIQUELY EXCEED OUR
CUSTOMERS' EXPECTATIONS.
WE VALUE COMMITMENTS AND
RELATIONSHIPS. WE ARE A
DYNAMIC TEAM - INSPIRING
IMPROVEMENT IN PEOPLE,
PROCESSES AND PRODUCTS."

AT NO.5 PAPER MACHINE, CALHOUN, TN, WHICH CONSISTENTLY RANKS AMONG THE FIVE MOST EFFICIENT NEWSPRINT MACHINES WORLDWIDE.

(Photo appears here with the following caption.)


FROM LEFT TO RIGHT:

JACK H. DUNLOP
PRESIDENT & GENERAL
MANAGER
MERSEY OPERATIONS

R. DONALD NEWMAN
VICE PRESIDENT -
OPERATIONS &
RESIDENT MANAGER
CALHOUN OPERATIONS

RICHARD K. HAMILTON
VICE PRESIDENT -
WOOD PRODUCTS

                                  COATED PAPER
                                    AND PULP





  (Photo appears here of these 5 men and magazines printed on Bowater paper)

STEPHEN                                              ELVIN F. WALKER
L. NAMAN                                             PRESIDENT &
VICE PRESIDENT -                                     GENERAL MANAGER
COATED PAPER                                         CAROLINA
SALES                                                OPERATIONS &
                                                     WOODLANDS
                                                     (RETIRED
                                                     JANUARY 1996)

BEN L. PELTON
VICE PRESIDENT -
PULP SALES                                           CRAIG B. STEVENS
                                                     VICE PRESIDENT -
                                                     ADMINISTRATION
                                                     & PLANNING



                                                     E. PATRICK DUFFY
                                                     SENIOR
                                                     VICE PRESIDENT
                                                     & PRESIDENT -
                                                     COATED PAPER
                                                     & PULP DIVISION

    The Coated Paper & Pulp Division, located in Catawba, SC, manufactures coated groundwood paper, market pulp and newsprint. Coated paper is used in the production of a variety of printed materials, including magazines, catalogs, coupons, fliers and direct mail items. Market pulp is used in the manufacture of products such as paper, tissue and filters.

    The division is responsible for the sale of all coated groundwood paper, including that produced at Great Northern Paper, as well as market pulp production from the Newsprint Division's Calhoun operation. In turn, newsprint manufactured at the Catawba facility is marketed by the Newsprint Division.


    Bowater's coated groundwood paper production constitutes approximately
10% of U.S. capacity. The division's market pulp output is roughly 6% and 2% of U.S. softwood and hardwood capacity, respectively.

    Demand for coated paper was strongly supported by healthy growth of such drivers as advertising spending, disposable personal income and retail sales throughout 1995, particularly in the first half of the year. Magazines, the largest consumers of coated groundwood paper, have shown steady growth in advertising pages since the second half of 1993 through the end of 1995.

    Catalogs, another major user of coated groundwood paper, increased mailings in the first part of 1995 as measured by growth in third class mail volumes and weight. These mailings, coupled with a growing economy, helped fuel the demand for coated paper. Nevertheless, market demand weakened by the end of the year.

    After three years of deterioration, the strong markets of late 1994 and 1995 allowed a rebound of Bowater's pricing to more favorable levels for each of the division's products.

    Market pulp was one of the first commodities to see strong demand growth in early 1994. Demand growth continued through the first half of 1995 bringing with it significantly higher pricing. The division's pulp shipments slowed in the latter part of 1995 as demand by paper manufacturers softened. Nevertheless, the division recorded unprecedented pulp and coated groundwood pricing increases.

    The changing market conditions surfacing at the end of 1995 have set the stage for 1996. Most printing and writing paper, as well as market pulp producers, recorded increases in inventories that will likely be drawn down during the first half of 1996. This should result in supply and demand coming into a more even balance around midyear.

    In 1995, the division established as its primary goal meeting customers' quality and service demands with lower costs. Objectives to reach this goal included closer alignment

(Photos of catalogs appear here with the following caption.)
ABOVE: THE
DIVISION HOLDS
AN APPROXIMATE
11% SHARE OF THE
U.S. CATALOG
PAPER MARKET.


Shipments by Segments

(A pie chart appears here with the following plot points.)

Magazines                5.7%
Cagalogs                33.0%
Coupons and inserts     13.0%
Books                    8.3%
Gift wrap                6.3%
Other                   33.7%

The Coated Paper Sales and Marketing Team continues to refine and optimize our product mix.

BELOW: BOWATER STRIVES FOR CONTINUOUS QUALITY IMPROVEMENT TO MEET OUR CUSTOMERS' INCREASING PRINTING REQUIREMENTS.

                    (Photos of catalogs printed on Bowater paper
                         appear here with the above caption.)




of marketing and manufacturing, ongoing mill and product optimization, division cost reduction and continuous production improvements. High employee involvement and an ever increasing knowledge of our customers and their products and services are the keys to successfully achieving these objectives.

    Coated paper customer service and sales management was relocated to the Catawba mill to provide faster, direct support to our customers. The synergies of having customer service, sales, scheduling, manufacturing, quality assurance, shipping and division management at one site have contributed to enhanced customer service and communications levels.

    During 1995, all machines for which this division has manufacturing or sales responsibilities ran full. Initiatives to optimize the division's mill and product mix, along with distribution cost reduction activities, resulted in over $4 million dollars in savings to Bowater. While the impact of increased production of lower basis weights and rotogravure grades had a slight dampening effect on efficiencies, the division is firmly committed to meeting those needs of our customers as they continue to evolve.

    As alluded to above, division priorities include ongoing cost reduction initiatives. We expect a 20% reduction of the division's controllable costs from 1994 to the end of 1996. Incremental changes in pulp bleaching will allow the elimination of elemental chlorine within the next three years. The division plans to install equipment that will measurably improve the printability of our coated paper on wide, high-speed printing presses.

    The division will also pursue the major initiative begun in late 1995 to improve delivery schedules and overall service levels as part of its commitment to increase customer focus.

    Productivity, as measured by tons per hour worked, is among the highest in the industry and will further improve as the division achieves greater efficiencies. As part of an ongoing quality management program, the division continues to emphasize problem solving, statistical analysis and teamwork methods to our employees. This emphasis, supplemented by ongoing training, will facilitate attainment of ISO 9002 certification, which is expected in 1996.

    Ongoing investments have enabled the division to meet increasingly stringent environmental standards while producing savings through the use of alternate energy sources such as biomass and tire derived fuels.

    The division continues to place high priority on developing the full potential of our employees. The use of the principles of continuous improvement, education, involvement and mutual trust will forge winning partner-ships with our employees, suppliers and customers.

    By maintaining an aggressive approach to continuous improvement and prudent cost reduction, the division will furnish its customers with quality products and services, while providing its employees with a progressive, forward-thinking workplace where their contributions are valued.


Sales (in millions of $)
(Bar graph appears of Market pulp and coated paper sales with the following plot points)

                     1995            1994         1993
                    ------          ------       ------
Market pulp          233.3           130.6         98.9
Coated paper         463.8           307.0        316.2


BELOW: BOWATER
MARKET PULP IS
SOLD WORLDWIDE.
(Photo appears here with the above caption.)

FROM THE CONTROL ROOM, OPERATORS AT THE CATAWBA, SC, MILL USE STATE-OF-THE-ART PROCESS CONTROL SYSTEMS TO IMPROVE PRODUCT QUALITY AND PRODUCTION.


(Photo appears here with the following caption.)

FROM LEFT TO RIGHT:

VICTOR W. SMITH
CHIEF MACHINE
OPERATOR

GARY R. ALLEY
CHIEF MACHINE
OPERATOR

                                GREAT NORTHERN
                                     PAPER




(Photos appear here with the following caption.)

DONALD                                                                   JAMES
G. MCNEIL                                                            A. BLICKLE
SENIOR VICE                                                      VICE PRESIDENT
PRESIDENT &                                                         - DIRECTORY
PRESIDENT -                                                         & UNCOATED
GREAT NORTHERN                                                  SPECIALTY SALES
PAPER, INC.


ROBERT                                                               MARCIA A.
W. MARTIN                                                             MCKEAGUE
MANAGER OF                                                          MANAGER OF
MANUFACTURING                                                        WOODLANDS

    Bowater's Great Northern Paper (GNP) Division is located in the state of Maine. It is comprised of a paper mill in Millinocket with four machines annually producing 260,000 tons of directory, specialty and coated paper,as well as a paper mill in East Millinocket with two machines producing 290,000 tons annually of directory and newsprint. Our Pinkham saw mill located in Ashland produces 73 million board feet of dimension lumber. We also own and operate the largest private hydroelectric system in the United States with an installed capacity of 127 megawatts of hydroelectric power per annum. GNP also has over 2 million acres of land throughout the northern part of the state.


    Market conditions permitted GNP to increase prices for its paper products in 1995. Net sales increased 34%. Although prices didn't change for directory paper in 1995 due to contractual agreements, significant price increases for directory will occur in 1996. Approximately 40% of GNP's production is directory paper, which is marketed by the division. GNP's share of the domestic directory market continues to grow stronger, rising from 22% in 1994 to 30% in 1995. GNP-manufactured newsprint and coated paper is sold by the Bowater division responsible for each of those products.

    While lumber markets fluctuated, efficiencies realized at Pinkham Lumber increased production over 1994 levels, and the sawmill is poised to benefit when new housing demand improves.

    A key goal at GNP in 1995 was to reduce the division's operating costs. An aggressive cost assessment program was started in January to scrutinize every aspect of GNP's operations. Ideas generated among employees reduced operating costs by $19 million for the year. Other major objectives centered on realizing the benefits of the 1994 shutdown of the Millinocket mill's old groundwood facility and wood yard. Emphasis was also placed on quality improvements and increased productivity on GNP's six paper machines.

    The employees at GNP worked together to accomplish many achievements in 1995. Total machine productivity increased 3.3%. This effort was led by an 18% increase in the production of lightweight coated papers. In fact, three of GNP's six paper machines, along with the division's off-machine coater, had higher productivity than in the previous year. The off-machine coater led the way with a 14.7% improvement. GNP's No. 6 and 11 machines, used for the manufacture of directory, are world leaders. No. 6 is rated the fastest running machine and No. 11 produces the widest sheet. Improvements on No. 11 in 1995 have increased its annual capacity by approximately 4,500 tons.


(Photos appear here with the following caption.)
ABOVE: BAXTER TEXT IS A PREFERRED PAPER BY MANY PUBLISHERS OF WORK BOOKS. GNP'S UNCOATED SPECIALTY PAPER IS FREQUENTLY USED FOR PRINTING TRAVEL SCHEDULES.

Directory Sales by Region

(Pie chart appears here with the following plot points.)

Northeast    59.4%
Southwest     2.2%
Southeast     7.9%
Northwest    11.4%
Export       19.1%

Major Areas of 1995
Cost Reduction
Total Savings $19.0 million

(Pie chart appears here with the following plot points.)
Coated Papers      28.5%
Pinkham             1.6%
Uncoated Papers    24.2%
Woodlands           9.5%
Pulps              16.8%
Utilities           6.8%
Administration     12.6%


    Other significant production improvements were made possible by a new management structure in which GNP now operates its two pulp and paper mills as one unit. GNP continued to focus on quality improvements for its products. Customer complaints have declined 24.5% compared to 1994.

    A majority of directory customers rate GNP as their number one supplier or a close second. Most New England newsprint customers continue to identify the division as their preferred supplier. The quality of GNP's coated offset sheet is described by some customers as among the best manufactured. A new $4 million peroxide bleaching system, which will improve brightness in coated and uncoated paper grades and allow opportunities for development of new grades, has just been installed at the Millinocket mill.

    At Pinkham Lumber, capital improvements were made that will lead to improved productivity in 1996.

    The introduction of participative management encourages employees to work together. Problem solving is done and decisions are being made by teams of union and salaried workers.

    In the first half of 1996, GNP expects to achieve ISO 9002 certification for its quality management system, placing it among a select number of pulp and paper facilities to have received such status. Employees have embraced this system of quality that will assure a more consistent product and create additional cost efficiencies.

    GNP's unions are strongly supporting a new management team and philosophy demonstrated by the successful negotiation of multiple six-year contracts involving the major maintenance and operating bargaining units at both mills. A program led by employees to address all potential safety hazards throughout GNP's facilities was completed in 1995. A federal congressional subcommittee invited GNP to testify on this unique effort, and the U.S. Occupational Safety and Health Administration has adopted the program for use at other manufacturing sites throughout the nation.

    Pinkham Lumber employees worked a full year (more than 300,000 man hours) without any accidents causing lost time at the sawmill.

    GNP's focus and priorities in 1996 will involve continuing programs aimed at cost reduction, safety and productivity improvement to better serve and develop an already strong relationship with its customers. Customer visits to GNP's mills and employee visits to customers will be increased to assure we provide even better service under higher quality standards.

    Markets for GNP's products, especially directory paper, should continue to be strong through 1996. GNP's vast natural resources (wood and hydro) and a loyal work force provide an extremely strong foundation to consider and evaluate many new opportunities to meet the needs of an ever-changing market. These efforts, coupled with the division's ongoing programs focusing on being a low cost producer, will carry GNP and its tradition of quality and service for the customer into the next century.


BELOW: PICTURED IS RIPOGENUS DAM, PART OF GNP'S HYDROSYSTEM COMPRISED OF SIX HYDROELECTRIC POWER STATIONS AND 19 DAMS. THE POWER SYSTEM HAS A NAMEPLATE CAPACITY OF 127 MEGAWATTS.
(Photo appears here with the above caption.)

(Full page photo appears here with the following caption.)
BUILT TO SERVE THE GROWING NEEDS OF DIRECTORY AND NEWSPRINT CUSTOMERS, GNP'S $59.4 MILLION RECYCLE PLANT IS THE LARGEST OF ITS TYPE IN NEW ENGLAND. THE FACILITY CONSUMES APPROXIMATELY 150,000 TONS OF OLD NEWSPAPERS, MAGAZINES AND TELEPHONE DIRECTORIES PER YEAR COLLECTED THROUGHOUT THIS REGION AND THE MID-ATLANTIC STATES. THE PLANT PRODUCES 109,000 TONS PER YEAR OF RECYCLED FIBER.

                                   COMMUNICATION
                                    PAPERS




(Photos appear here with the following captions.)

SHELY SAIDMAN
PRESIDENT,                                                       ROBERTJ.PASCAL
STAR FORMS                                                         SENIOR VICE
                                                                   PRESIDENT &
                                                                    PRESIDENT -
                                                                  COMMUNICATION
                                                                PAPERS DIVISION




DENIS TONTODONATO                                                    JIM FEENEY
SENIOR VICE                                                     VICE PRESIDENT,
PRESIDENT &                                                   SALES & MARKETING
CONTROLLER -
COMMUNICATION
PAPERS DIVISION

     Bowater's Communication Papers Division (BCP), headquartered in Moline, IL, is one of the nation's leading producers and marketers of stock continuous computer forms for impact and high-speed laser printers. The division has a particularly strong presence within the growing recycled-product segment of this market.

    BCP utilizes a network of 30 distribution centers to service customers in major metropolitan areas throughout the United States. Products are marketed primarily through two sales units. One sells directly to large corporate and government users, typically national accounts with multiple data sites. The other concentrates on reaching end-user customers through sales to business forms distributors, paper merchants, office product dealers and large retailers who feature computer supplies.

    Starting in the last half of 1994 and continuing through the first five months of 1995, the combination of a healthy U.S. economy, no new papermaking capacity and increased demand from European markets resulted in a shortage of uncoated free sheet, the primary raw material used by the industry to convert mill-supplied rolls into stock continuous forms. As a result, uncoated free sheet producers implemented an unprecedented series of price increases and allocated to all business forms convertors, including BCP, less tonnage in 1995 than the prior year. In response, selling prices for all computer forms rose dramatically.

    With less uncoated free sheet available for sale, and then only at prices never before experienced, customer demand was satisfied with BCP's exclusive recycled-content products, EB-20(R) and EW-20(R) produced at Bowater's Calhoun, TN, mill. Given adequate supply and a price position below comparable virgin uncoated free sheet products, EB-20 and EW-20 were successfully marketed as an alternative. Market-driven selling prices across all product lines, coupled with sustained strict control over product costs and operating expenses, led to record results for BCP in 1995.

    Despite the extraordinary market conditions in early 1995, BCP upheld its reputation for excellence in product quality and customer service. The company successfully demonstrated its integrity by assuring its customers fair and equal treatment throughout this period.

    In mid-1995, supply and demand came into better balance leading to a degree of inventory buildup by end users and distributors alike. While this resulted in a reduction in volumes sold, market prices stabilized at reasonable profit levels in the fourth quarter. These market prices will face more pressure as uncoated free sheet is expected to remain sufficiently available in the early part of 1996. Industry forecasts indicate, however, that in the second half of the year, fundamentals that influenced the more favorable market conditions experienced in 1995 will likely return.

    The market for stock continuous computer forms, as a broad product category, is considered mature. In contrast, market demand for recycled-content computer forms, promoted by BCP, is expected to grow. In 1996, BCP will build on its proven success with its proprietary products while remaining focused on cost assessment efforts that constantly improve its business processes.

    Recycled-content products, combined with a streamlined cost structure and a strong base of satisfied customers, strategically position BCP to meet the challenges of 1996 and the future.


Sales by Region

(Pie chart appears here with the following plot points.)

Northeast        24.5%
Southeast        14.5%
Midwest          27.3%
Southwest        17.4%
West             16.3%



LEFT: PICTURED ARE BCP'S EXCLUSIVE, CALHOUN-PRODUCED EB-20(R) AND EW-20(R) STOCK CONTINUOUS COMPUTER FORMS COMPLEMENTED BY A SAMPLING OF THE DIVISION'S CUT SHEET OFFERING OF DUAL PURPOSE BOND AND 3M LASER PERFED PAPER.

                                   THIS IS BOWATER

(Background photo appears of two Bowater workers.)


    Bowater Incorporated, headquartered in Greenville, South Carolina, is a major producer of wood fiber products. The company is the largest manufacturer of newsprint in the United States and one of the largest in North America. Bowater is also one of the largest U.S. producers of newsprint containing recycled fiber.

    Other important wood fiber products made by Bowater include coated papers, book papers, groundwood specialties and market pulp as well as virgin fiber and recycled directory paper. The company's products are marketed worldwide.

    Bowater owns and operates manufacturing facilities in Catawba, South Carolina; Calhoun, Tennessee; Millinocket and East Millinocket, Maine; and Liverpool, Nova Scotia, Canada.

    Supporting these operations are 3.6 million acres of timberlands controlled by the company. Approximately one-half of this total is located in Maine, with the balance split between the southeastern United States and Nova Scotia. This timberland base also supplies the company's three sawmills, which produce construction grade lumber in Alabama, Maine and Nova Scotia.

                  FINANCIAL
                    REPORT

CONTENTS:

BUSINESS AND FINANCIAL REVIEW               20
CONSOLIDATED FINANCIAL STATEMENTS           25
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  29
MANAGEMENT'S AND AUDITORS' STATEMENTS       39
FINANCIAL AND OPERATING RECORD              40

BUSINESS AND FINANCIAL REVIEW              Bowater Incorporated and Subsidiaries


(Two graphs appear here with the following plot points.)

Operating Income (Loss) ($ millions)

 91      92       93       94       95
- ----    ----     ----     ----     ----
104     (74)     (63)      42       549

Newsprint Sales ($ millions)

 91      92       93       94       95
- ----    ----     ----     ----     ----
601     650      608      604       842

RESULTS OF OPERATIONS:

    Bowater achieved record sales and earnings in 1995. Net sales for the year were $2.0 billion, a 47% increase over sales of $1.36 billion in 1994 and 48% greater than $1.35 billion of sales in 1993. Net income of $246.9 million, or $5.22 per fully diluted share, was a substantial improvement over 1994's net loss of $4.8 million, or $.59 per share and 1993's net loss of $64.5 million, or $1.84 per share.

    Included in 1995's net income is a pretax charge of $24 million, or $.33 per fully diluted share after tax, relating to salaried personnel reductions; extraordinary charges of $11.3 million after tax, or $.26 per fully diluted share, for premiums and expenses related to the repurchase of approximately $300 million of outstanding debt; and a pretax charge of $30 million, or $.69 per fully diluted share after tax, relating to the writedown of the company's investment in its communication papers division. Also included in the $5.22 per fully diluted share is a charge of $.23 per share relating to the partial redemption of the company's 8.40% Series C Cumulative Preferred Stock.

    1994's net income included a pretax gain of $43.1 million, or $.57 per share after tax, from sales of 221,000 acres of nonstrategic timberlands.

    Included in 1993's net income is a pretax charge of $20 million, or $.34 per share covering various restructuring activities, a pretax gain of $52.2 million or $.90 per share for the sale of approximately 70,000 acres of nonstrategic timberlands, and an additional deferred tax charge of $6.0 million, or $.16 per share reflecting an increase in Federal tax rates.

    Improved global economies increased demand for both paper and pulp in 1994 and 1995. This combined with limited worldwide capacity additions resulted in much improved pricing for all of the company's major products beginning in 1994.


    The company's cost reduction and operating efficiency programs benefited 1995's operating results by approximately $70 million, which is almost halfway to the goal of $150 million of annualized improvements by the end of the first quarter of 1997. Lower debt and preferred stock levels also benefited 1995 results and will continue to do so in 1996.

    Prior to the turnaround in business activity in 1994, the company labored through a punishing cyclical downturn. 1993 marked the third successive year of recessionary conditions for the industry and the second year of losses for Bowater. Consumer confidence, battered by employment concerns, remained low throughout the 1991-1993 period, dampening print advertising expenditures. Consumption growth for the company's products weakened, selling prices declined and margins fell. Added to this was substantial excess industry capacity in key grades brought on-line between 1989 and 1991.

    To improve its competitive condition and address the significant losses incurred in the 1992-1994 time frame, the company embarked on several programs to reduce its costs. In addition to the salaried personnel reductions completed in 1995, Bowater's management had instituted numerous efficiency and cost reduction programs beginning in 1993. The relocation of the corporate staff from Connecticut to Greenville, South Carolina, was completed; the quarterly dividend was reduced from $.30 to $.15; certain obsolete manufacturing facilities at Great Northern Paper (GNP) were closed; and approximately 600 positions were eliminated companywide by the end of 1994.


    PRODUCT LINE INFORMATION: Although all company operations are grouped in a single segment, market and operating trends are discussed by major product.


    NEWSPRINT: Bowater is the largest producer of newsprint in the U.S. and one of the largest in North America, with 1.4 million tons sold in 1995.

    Newsprint revenues in 1995 of $842 million established a new record for the company. Although U.S. daily newsprint consumption declined by 4.1% in 1995, primarily as a result of conservation measures taken by the publishers, prices continued to rise. Foreign market demand combined with a lack of significant capacity growth caused higher prices. Bowater implemented two price increases in 1995, totaling $180 per ton. Average transaction prices for 1995 were 45% greater than in 1994.

(Two graphs appear here with the following plot points.)

Coated Paper Sales ($ millions)

 91      92       93       94       95
- ----    ----     ----     ----     ----
260     296      316      307       464

Market Pulp Sales ($ millions)

 91      92       93       94       95
- ----    ----     ----     ----     ----
138     136       99       131      233

    World population growth, increased literacy rates and more democratic, consumer oriented societies should support a healthy demand for newsprint in the future. However, Bowater recently canceled a previously announced newsprint price increase scheduled for April 1996, due to current market conditions.

    Growth in U.S. consumption, improving economic conditions and demand in foreign markets, and the closure or conversion of North American capacity all combined to tighten the availability of newsprint in 1994. Consumption by U.S. daily newspapers advanced by 4.9% as compared to 1993. These improved market conditions permitted the company to implement three price increases in 1994, and, as a result, average prices for 1994's final quarter were 10.3% higher than 1993's final quarter.

    In early 1993, newsprint consumption strengthened, driven by improved economic conditions in the U.S. Also, publishers began an inventory buildup in anticipation of possible industrywide strikes in eastern Canada. As the year progressed, however, economic growth slowed, and by midyear, advertising declined with consumer confidence resulting in consumption being essentially flat as compared to the prior year. In light of these depressed economic conditions and markets, Bowater undertook a series of cost reduction programs that continue today, and in 1993, decreased annual newsprint capacity by 16%, or 264,500 tons.


    COATED GROUNDWOOD: Bowater is one of the largest producers of coated groundwood papers in the U.S. and North America.

    Sales of coated groundwood papers were at a record level in 1995 as demand remained strong throughout most of the year. This, combined with a lack of significant new capacity in North America, resulted in prices increasing four times in 1995. Average transaction prices for our coated papers increased by 48% during the year.

    Demand for coated groundwood papers has weakened in the first quarter of 1996, as customers appear to be reducing inventories and consumption.

    The coated groundwood paper market tightened during the second half of 1994 as magazine ad paging increased and overseas imports leveled off due to stronger European demand. The company was able to implement a midyear price increase for non-contract business. Magazine ad paging continued to improve, and catalog demand was strong in anticipation of a good holiday season. The company implemented another price increase in October 1994.

    Consumption by magazine, catalog and coupon printers improved throughout 1993. The company, based on firming demand, increased prices at midyear. However, increasing European tonnage entered the U.S., driven by the devaluation of Scandinavian currencies and European over-capacity. The resulting market pressures caused selling prices to decline, virtually eliminating the impact of the midyear increase.


    MARKET PULP: Operating results from market pulp are dependent upon such factors as global economic conditions, supply and prevailing exchange rates compared to the U.S. dollar. Market pulp tends to be more volatile than Bowater's other major products.

    Healthy world economies, which resulted in strong paper demand, kept world pulp markets firm for most of 1995. The company increased prices three times during the year, and market pulp prices were 64% higher in 1995 than in the prior year.

    Demand for market pulp began to decline in the fourth quarter of 1995. This softness is continuing into the first quarter of 1996, and prices have declined significantly.

    Demand in 1994 benefited from improvements in the U.S. and European economies. Selling prices rose rapidly throughout 1994, and by year-end, average prices were double those of December 1993.

    The low point of the last cycle was reached during the fourth quarter of 1993 as a result of weak European demand and excess capacity. By late 1993, it became apparent that market conditions were about to improve. Production cutbacks, wood shortages in Scandinavia, Iberia and the Far East and the shutdown of some high-cost capacity brought supply and demand into better balance.

(Two graphs appear here with the following plot points.)

Communication Papers Sales ($ millions)

 91      92       93       94       95
- ----    ----     ----     ----     ----
255     208      192       191      249

Capital Expenditures Including Timberlands ($ millions)

 91      92       93       94       95
- ----    ----     ----     ----     ----
160     140      122       216       96


    DIRECTORY AND GROUNDWOOD SPECIALTIES: The company is a leading producer of directory paper in the U.S. with an estimated 30% share of the market. Directory paper is produced at the GNP Division in Maine.

    Directory paper sales volumes and prices increased in 1995 by 21% and 4%, respectively, as compared to 1994. Volumes increased as the company continued to shift a portion of newsprint capacity to directory papers.

    Prices for directory papers were increased on January 1, 1996, as a result of the strong rise in prices of other uncoated groundwood papers and continued strong demand.

    Sales volumes in 1994 and 1993 reflect a shift of a portion of the company's newsprint production to directory papers. Prices for directory paper came under pressure during this period as some customers used lower priced newsprint, and additional capacity and competition entered the market. Average transaction prices in 1993 were 4.2% below 1992 prices, while prices in 1994 were essentially equal to those of 1993.

    Groundwood specialty papers are also produced at GNP and are used for TV listings, advertising inserts and school supplies. After declining in 1994 and 1993, selling prices for uncoated groundwood specialties increased in 1995.


    COMMUNICATION PAPERS: Bowater Communication Papers (BCP) Division is a major supplier of stock continuous computer forms used by computer driven impact and high speed laser printers. The market for the division's products is mature and continues to shrink.

    Higher prices from uncoated free sheet mills generated by supply constraints resulted in raw material cost increases of 70% over 1994 which caused selling prices to rise accordingly. Improved margins offset an 18% decline in volume and operating results were at a record level.

    Operating results began to improve in 1994 as higher selling prices, driven by the rapid rise in raw material costs, and the benefits from strict cost containment programs initiated in 1993 began taking effect. Declining demand and strong competition adversely affected operating results in 1993 as both price realizations and sales volume declined.

    During the second quarter of 1995, the company announced its intention to sell the BCP Division and focus on its core pulp and papermaking businesses. As a result, the company recorded a pretax charge of $30 million for the estimated loss on the planned sale. In the fourth quarter of 1995, negotiations for the sale of BCP ended without reaching a definitive agreement.


    CASH FROM OPERATIONS: The company's operations generated $607.7 million of cash in 1995, $526.8 million more than the $80.9 million generated in 1994. The increase arose primarily from the improvement in operating income. Operating cash flow also benefited from $15.5 million of lower interest payments and the deferral of approximately $75 million of tax payments to the first quarter of 1996. These benefits were partially offset by a $19.5 million increase in working capital. Net cash flow, after capital spending, dividends, debt and preferred stock repayments, was $109.8 million resulting in a year-end balance of cash and cash equivalents of $264.6 million. The company anticipates that it will continue to generate significant levels of cash flow during 1996.

    The generation of cash from operations in 1994 of $80.9 million represented a $111.5 million increase over the net cash usage from operations in 1993 of $30.6 million. The improvement resulted from an operating income increase of $105.4 million and lower working capital requirements of $36.9 million offset by an increase in cash taxes of $41.5 million. Despite the improvement, the cash generated by the company in 1994 was insufficient to meet capital spending and dividend requirements. The shortfall was supplemented with two preferred stock offerings, which generated $193.2 million of cash, and nonstrategic asset sales, which contributed an additional $48.1 million.


    CAPITAL EXPENDITURES: The production facilities used to manufacture the company's principal products require the reinvestment of substantial amounts of cash to maintain efficient and cost effective capacity. Management, however, controls capital spending to coincide with the cyclicality of the cash flows and to generate adequate returns on investments.

    In 1995, the company reduced its capital spending by $120.1 million to $96.0 million from $216.1 million in 1994. In 1995, the most significant expenditure was $12.5 mil-

(A graph appear here with the following plot points.)

Total Capitalization and Total Debt ($ millions)

                             91      92       93       94       95
                            ----    ----     ----     ----     ----
Total Debt                   865    1,134   1,120     1,118     818
Total Capitalization       2,062    2,186   2,072     2,222   2,114

lion for the completion of a new effluent treatment plant at its Nova Scotia mill. The cash required for other capital projects in 1995 was limited in order to permit the company to use the excess cash flow to restore the strength of the balance sheet.

    The significantly higher capital spending in 1994 included $104.0 million for the completion of a new recovery boiler at the company's Calhoun Operation.

    In 1996, Bowater's capital spending will approximate $170 million permitting it to take advantage of a backlog of high return projects whose aggregate return on investment will significantly exceed the company's cost of capital.

    The company plans to complete additional nonstrategic timberland sales in the first quarter of 1996 with gross proceeds of approximately $114 million.


    FINANCING ACTIVITIES: During 1995, the company undertook several financial transactions to strengthen the balance sheet and reduce the impact of fixed charges from interest expense and preferred dividends on earnings. In March 1995, the company repurchased $182 million of its $200 million, 8.5% Notes due December 2001. In July 1995, the company repurchased $117 million of its $125 million, 8.25% Notes due October 1999. The remaining $15 million of preferred stock of Calhoun Newsprint Company (CNC) held by a minority shareholder was redeemed at par in June 1995, and in November 1995, the company completed a tender offer for $59 million of its $85 million, 8.40% Series C Cumulative Preferred Stock. Finally, the company made the first of three installments to redeem its $75 million LIBOR Series A Preferred Stock.

    In 1995, the company's outstanding debt was reduced by $299 million, the debt to total capital ratio improved from 50.3% to 38.7%, and interest expense and preferred dividends were lowered on an annual basis by approximately $25.0 million and $7.5 million, respectively. The company expects that at its current debt levels, additional earnings in 1996 will reduce its debt to total capital ratio further. Also, in 1996, the company expects that interest on current indebtedness and dividends on preferred stock will approximate $72 million and $13 million, respectively.

    In connection with the 1995 financing transactions, the company incurred after tax charges for premiums and transaction fees of $11.3 million for the debt repurchases and incurred a $9.9 million retained earnings charge for the partial redemption of the 8.40% Series C Preferred Stock.

    In 1994, the company anticipated that cash flow from operations would be insufficient to meet its requirements and that it faced the potential for a debt ratings downgrade to below investment grade levels. In response to this, the company completed the sale of 7% Series B Convertible Preferred Stock and 8.40% Series C Cumulative Preferred Stock. Net proceeds of $193.2 million were used to finance the recovery boiler at its Calhoun Operation and to cover costs associated with the closure of obsolete facilities at the Millinocket, Maine, site, company-wide personnel reductions and for general corporate purposes.

    In 1995, the company put in place a new five-year credit facility with eight banks for $150 million expiring September 2000. At December 31, 1995, there were no amounts outstanding under the agreement. Also in 1995, the company canceled its asset securitization program which allowed the company to sell up to $80 million of its receivables. There were no receivables sold under this program during 1995 and 1994.

    As a result of its opening cash position of $264.6 million and expectations for significant free cash flow in 1996, the company will seek opportunities for appropriate use of what it anticipates will be substantial cash balances. As part of its analysis, company management will consider an array of opportunities that encompass both internal and external investment alternatives. This analysis will also consider additional financial transactions. With respect to additional financing transactions, on February 9, 1996, the company announced a stock repurchase program of up to 10% of its outstanding common shares and a 33% increase in its quarterly common dividend from $.15 per share to $.20 per share.


    On January 4, 1996, the Board of Directors of CNC declared a $60 million dividend out of the undistributed earnings and profits of CNC. As a result, $29.4 million was paid to the minority shareholder on January 5, 1996.

ENVIRONMENTAL MATTERS

    The company is subject to a variety of federal, state and provincial environmental and pollution control laws and regulations in all jurisdictions in which it operates. Bowater believes all its operations are currently in substantial compliance with all applicable environmental laws and regulations.

    Recent Canadian federal regulations governing the discharge of pulp and paper mill effluent required the installation of a $21 million wastewater treatment facility at the Mersey mill. The treatment plant started up in late 1995 to permit the mill's effluent to remain in substantial compliance with Canadian regulations.

    Dioxins and other chlorinated organics have been found in trace amounts in the effluents of U.S. bleached kraft pulp mills. Both the Calhoun and Carolina Operations, which have bleached kraft pulp mills, have received discharge permits with dioxin limitations. Currently, the effluents of both mills are well below the respective current discharge limits for dioxin.

    On November 1, 1993, the U.S. Environmental Protection Agency (EPA) proposed regulations that would impose new air and water quality standards aimed at further reductions of pollutants. Final promulgation of these regulations is expected to occur during 1996. The regulations, if adopted, would require compliance over a three-year period. If adopted as proposed, these new rules would require capital expenditures at all the company's United States paper mills, but most significantly at its Carolina Operation.

    The company has a number of options in complying with the proposed regulations, and the amount of required capital expenditures will depend upon which of several alternative courses of action the company may undertake consistent with final regulations. Given the uncertainty as to the outcome of the final regulations, the company currently estimates that these alternatives could require capital expenditures of approximately $150 million to $250 million during the three-year compliance period. The ultimate financial impact to the company will depend upon the nature of the final regulations, the timing of required implementation, the cost of available technology, the development of new technology and the determination by the company as to whether to maintain production levels or operate certain equipment.

    Other than the EPA's proposed regulations described above, the company anticipates capital expenditures to maintain compliance with environmental regulations should require outlays of approximately $10 million to $15 million per year for the foreseeable future.

    The company is not involved in any proceeding under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that it believes will result in liabilities that will have a material adverse effect on the company's future cash flow, financial condition or results of operations.


    While it is difficult to predict with certainty the nature of future environmental regulations, Bowater believes it will not be at a competitive disadvantage in meeting future United States or Canadian standards.


ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has issued two Statements of Financial Accounting Standards (SFAS) which the company intends to adopt effective as of January 1, 1996.

    SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. It also requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.

    SFAS No. 123, "Accounting for Stock-Based Compensation," permits a change from the intrinsic value based method of accounting for stock options (Accounting Principles Board Opinion No. 25) to a fair value based method for employee stock options and similar equity investments.

    As an alternative, the Statement allows the continued use of the intrinsic value based method accompanied with pro forma disclosures of the fair value based method. The company plans to adopt this alternative.

    Other than the disclosure required by SFAS No. 123, the implementation of these standards will not have a material impact on the company's results of operations in 1996.

CONSOLIDATED STATEMENT OF OPERATIONS       Bowater Incorporated and Subsidiaries


(In thousands, except per-share amounts)

Years ended December 31,                                          1995                1994               1993
Net sales                                                    $2,001,141     $     1,358,996     $    1,353,684
Cost of sales                                                 1,183,977           1,072,492          1,182,125
Depreciation, amortization and cost of timber harvested         174,176             168,352            163,086
  Gross profit                                                  642,988             118,152              8,473
Selling and administrative expense                               93,737              76,052             71,805
  OPERATING INCOME (LOSS)                                       549,251              42,100            (63,332)
Other expense (income):
  Interest income                                                (8,923)             (8,255)            (4,105)
  Interest expense, net of capitalized interest                  80,513              98,848             98,333
  Gain on sale of timberlands                                    (2,152)            (43,100)           (52,220)
  Writedown of investment in BCPI and related expenses           30,000                   -                  -
  Other, net                                                    (14,757)              1,442              3,696
  INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS             464,570              (6,835)          (109,036)
Provision for income tax expense (benefit)                      183,090              (4,783)           (34,886)
Minority interests in net income (loss) of subsidiaries          23,235               2,772             (9,651)
Income (loss) before extraordinary charge                       258,245              (4,824)           (64,499)
Extraordinary charge from early extinguishment of debt,
  net of income tax benefit of $7,084                           (11,317)                  -                  -
  NET INCOME (LOSS)                                          $  246,928     $        (4,824)    $      (64,499)



EARNINGS (LOSS) PER SHARE:
Net income (loss)                                            $  246,928     $        (4,824)    $      (64,499)
Common stock equivalent adjustments:
Dividends and accretion on preferred stock                       10,042              16,925              2,393
Redemption costs of Series C preferred stock                      9,883                   -                  -
Net income (loss) available to common shareholders           $  227,003     $       (21,749)    $      (66,892)
Net income (loss) per common and common equivalent share:
Income (loss) before extraordinary charge                    $     5.60     $          (.59)    $        (1.84)
Extraordinary charge                                               (.27)                  -                  -
Net income (loss)                                            $     5.33     $          (.59)    $        (1.84)
Average common and common equivalent shares outstanding          42,567              36,566             36,368

Net income (loss) per common share - assuming full
  dilution:
Income (loss) before extraordinary charge                    $     5.48     $          (.59)    $        (1.84)
Extraordinary charge                                               (.26)                  -                  -
Net income (loss)                                            $     5.22     $          (.59)    $        (1.84)
Average common and common equivalent shares outstanding          43,448              36,566             36,368


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET                 Bowater Incorporated and Subsidiaries



(In thousands, except share amounts)

At December 31,                                                    1995           1994
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                  $  264,571     $  154,768
  Accounts receivable, net                                      241,847        197,473
  Inventories                                                   154,662        151,097
  Other current assets                                           12,943         10,487
    TOTAL CURRENT ASSETS                                        674,023        513,825
Timber and timberlands                                          430,400        426,354
Fixed assets, net                                             1,711,003      1,785,046
Intangible assets, net                                           23,733         54,721
Other assets                                                     69,006         71,416
                                                             $2,908,165     $2,851,362

LIABILITIES AND CAPITAL
CURRENT LIABILITIES:
  Current installments of long-term debt                     $    1,600     $    1,604
  Accounts payable and accrued liabilities                      189,424        184,766
  Income taxes payable                                           85,472         13,966
  Dividends payable                                               8,826         10,276
    TOTAL CURRENT LIABILITIES                                   285,322        210,612
Long-term debt, net of current installments                     816,532      1,116,887
Other long-term liabilities                                     181,411        157,936
Deferred income taxes                                           329,101        261,923
Minority interests in subsidiaries                              150,768        142,087
Commitments and contingencies (See note 9)
Redeemable preferred stock: $1 par value. Issued LIBOR
  preferred stock,
  Series A, 1,000,000 and 1,500,000 shares at December
    31, 1995 and 1994,
  respectively (redemption value $50,000)                        49,619         74,492
SHAREHOLDERS' EQUITY:
Convertible preferred stock, $1 par value. Issued, 7%
  (PRIDES) Series B, 1,223,404 shares                           111,333        111,333
Cumulative preferred stock, $1 par value. Issued, 8.40%
  Series C, 264,318 and 850,000
  shares at December 31, 1995 and 1994, respectively
    (liquidation value $26,432)                                  25,465         81,892
Common stock, $1 par value. Authorized 100,000,000 shares;
  issued 39,500,555 and
  37,120,518 shares at December 31, 1995 and 1994,
    respectively                                                 39,501         37,121
Additional paid-in capital                                      410,007        336,990
Retained earnings                                               541,205        344,852
Equity adjustments                                              (13,128)        (3,410)
Loan to ESOT                                                     (8,033)        (9,643)
Treasury stock at cost, 400,283 and 422,282 shares at
  December 31, 1995
  and 1994, respectively                                        (10,938)       (11,710)
    TOTAL SHAREHOLDERS' EQUITY                                1,095,412        887,425
                                                             $2,908,165     $2,851,362

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENT OF CAPITAL ACCOUNTS    Bowater Incorporated and Subsidiaries



                                             Series B   Series C
                                   LIBOR  Convertible Cumulative          Additional
                               Preferred    Preferred  Preferred   Common    Paid-in   Retained       Equity    Loan to    Treasury
(In thousands,except per-
  share amounts)                   Stock        Stock      Stock    Stock    Capital   Earnings  Adjustments       ESOT       Stock
BALANCE AT DECEMBER 31, 1992   $  74,259            -          -  $36,907 $  332,532  $ 478,274  $       466  $ (12,843) $  (17,369)
Net loss                               -            -          -        -          -    (64,499)           -          -           -
Dividends on common stock
  ($.60 per share)                     -            -          -        -          -    (21,835)           -          -           -
Dividends on LIBOR preferred
  stock ($1.45 per share)              -            -          -        -          -     (2,175)           -          -           -
Increase in stated value of
  LIBOR preferred stock              109            -          -        -          -       (109)           -          -           -
Reduction in loan to ESOT              -            -          -        -          -          -            -      1,598           -
Foreign currency translation           -            -          -        -          -          -       (1,817)         -           -
Common stock issued for
  exercise of stock
    options                            -            -          -        6        129          -            -          -           -
Use of treasury stock                  -            -          -        -          -       (993)           -          -       4,216
BALANCE AT DECEMBER 31, 1993   $  74,368  $         - $        -  $36,913 $  332,661  $ 388,663  $    (1,351) $ (11,245) $  (13,153)
Net loss                               -            -          -        -          -     (4,824)           -          -           -
Dividends on common stock
  ($.60 per share)                     -            -          -        -          -    (21,841)           -          -           -
Dividends on LIBOR preferred
  stock ($1.93 per share)              -            -          -        -          -     (2,895)           -          -           -
Dividends on Series B
  preferred
  stock ($5.90 per share)              -            -          -        -          -     (7,222)           -          -           -
Dividends on Series C
  preferred
  stock ($7.86 per share)              -            -          -        -          -     (6,684)           -          -           -
Increase in stated value of
  LIBOR preferred stock              124            -          -        -          -       (124)           -          -           -
Reduction in loan to ESOT              -            -          -        -          -          -            -      1,602           -
Foreign currency translation           -            -          -        -          -          -       (2,059)         -           -
Common stock issued for
  exercise
  of stock options                     -            -          -      208      4,329          -            -          -           -
Preferred stock issued, net
  of
  issuance costs                       -      111,333     81,892        -          -          -            -          -           -
Use of treasury stock                  -            -          -        -          -       (221)           -          -       1,443
BALANCE AT DECEMBER 31, 1994   $  74,492  $   111,333 $   81,892  $37,121 $  336,990  $ 344,852  $    (3,410) $  (9,643) $  (11,710)
Net income                             -            -          -        -          -    246,928            -          -           -
Dividends on common stock
  ($.60 per share)                     -            -          -        -          -    (22,600)           -          -           -
Dividends on LIBOR preferred
  stock ($2.67 per share)              -            -          -        -          -     (4,005)           -          -           -
Dividends on Series B
  preferred
  stock ($6.58 per share)              -            -          -        -          -     (8,050)           -          -           -
Dividends on Series C
  preferred
  stock ($8.40 per share)              -            -          -        -          -     (5,910)           -          -           -
Increase in stated value of
  LIBOR preferred stock              127            -          -        -          -       (127)           -          -           -
Reduction in loan to ESOT              -            -          -        -          -          -            -      1,610           -
Foreign currency translation           -            -          -        -          -          -        1,071          -           -
Common stock issued for
  exercise of stock
    options                            -            -          -    2,380     55,350          -            -          -           -
Tax benefit on exercise of
  stock options                        -            -          -        -     17,602          -            -          -           -
Partial redemption of LIBOR
  and
  Series C preferred stock       (25,000)           -    (56,427)       -          -     (9,883)           -          -           -
Pension plan additional
  minimum liability , net
    of
  tax benefit of $6,941                -            -          -        -          -          -      (10,789)         -           -
Use of treasury stock                  -            -          -        -         65          -            -          -         772
BALANCE AT DECEMBER 31, 1995   $  49,619  $   111,333 $   25,465  $39,501  $ 410,007  $ 541,205  $   (13,128) $  (8,033) $  (10,938)

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENT OF CASH FLOWS         Bowater Incorporated and Subsidiaries

(In thousands)

Years ended December 31,                                        1995          1994           1993
CASH FLOW FROM (USED FOR) OPERATING ACTIVITIES:
  Operating income (loss)                                  $ 549,251     $  42,100     $  (63,332)
  Depreciation, amortization and cost of timber
    harvested                                                174,176       168,352        163,086
  Changes in working capital:
    Receivables                                              (44,374)      (26,736)       (66,265)
    Inventories                                               (3,565)       (1,666)        13,666
    Accounts payable and accrued liabilities                  11,272         4,458         (9,332)
    Other working capital                                        412         7,158          8,256
  Interest paid, net of capitalized interest                 (82,428)      (97,885)       (97,768)
  Interest received                                            8,923         8,255          4,105
  Income taxes refunded (paid)                               (16,388)      (22,521)        19,002
  Other                                                       10,402          (611)        (2,064)
                                                             607,681        80,904        (30,646)
CASH FLOW FROM (USED FOR) INVESTING ACTIVITIES:
  Cash invested in fixed assets, timber and timberlands      (95,972)     (216,052)      (121,771)
  Disposition of fixed assets, timber and timberlands          4,256        48,081         78,708
                                                             (91,716)     (167,971)       (43,063)
CASH FLOW FROM (USED FOR) FINANCING ACTIVITIES:
  Cash dividends, including minority interests               (41,783)      (34,900)       (29,846)
  Proceeds from sale of Series B and C preferred stock,
    net of issuance costs                                          -       193,225              -
  Funds on deposit with trustee                                    -             -         34,506
  Payments of long-term debt                                (317,282)       (1,795)       (14,152)
  Redemption of preferred stock of subsidiary                (15,000)       (2,500)        (2,500)
  Stock options exercised                                     57,730         4,537            134
  Partial redemption of LIBOR and Series C preferred
    stock                                                    (91,309)            -              -
  Other                                                        1,482         1,602          1,291
                                                            (406,162)      160,169        (10,567)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             109,803        73,102        (84,276)
CASH AND CASH EQUIVALENTS:
Beginning of year                                            154,768        81,666        165,942
End of year                                                $ 264,571     $ 154,768     $   81,666


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                       Bowater Incorporated and Subsidiaries


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying financial statements include the accounts of Bowater Incorporated and Subsidiaries (the company). All subsidiaries are wholly owned except Calhoun Newsprint Company (CNC) and Bowater Mersey Paper Company, Ltd. (Mersey), which are approximately 51% owned. All material intercompany items are eliminated.


CASH AND CASH EQUIVALENTS

    Cash and cash equivalents generally consist of cash and investment grade marketable securities. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.


INVENTORIES

    Inventories are stated at the lower of cost or market, determined by using the average cost and last-in, first-out (LIFO) methods.

TIMBER AND TIMBERLANDS

    The acquisition cost of land and timber, real estate taxes, lease payments, site preparation and other costs related to the planting and growing of timber are capitalized. Such costs, excluding land, are charged against revenue at the time the timber is harvested.


FIXED ASSETS AND DEPRECIATION

    Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed generally on the straight-line basis. The units of production method is used to depreciate fixed assets of major expansion projects until design level production is reasonably sustained. Repairs and maintenance are charged to operations as incurred.


INTANGIBLE ASSETS

    The excess of purchase price over fair value of net tangible assets acquired (goodwill) is amortized by the straight-line method. The company assesses the recoverability of its goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation.

INCOME TAXES

    Income taxes are recorded under the provisions of SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided for significant temporary differences. The company has not provided income taxes on the undistributed earnings of its Canadian subsidiary and, prior to 1993, on CNC's undistributed earnings, as it has specific plans for reinvestment of such earnings.

    The company accounts for Canadian investment tax credits using the flow-through method, whereby the provision for income taxes is reduced to reflect investment credits as they are earned.


FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of the company's Canadian operations are translated using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout each year. The effects of exchange rate fluctuations are accumulated as a separate component of shareholders'equity, entitled "Equity adjustments."


PENSION PLANS

    The company has contributory and noncontributory pension plans which cover substantially all employees. The company's cash contributions to the plans are sufficient to provide pension benefits to participants and meet the funding requirements of ERISA.


REVENUE RECOGNITION

    The company recognizes revenue from product sales upon shipment to its customers or when customers assume risk of ownership. Sales are shown net of distribution costs in the accompanying Consolidated Statement of Operations.


PRIMARY AND FULLY DILUTED EARNINGS PER SHARE

    Primary and fully diluted earnings per common share are computed using the weighted average number of common shares outstanding adjusted for the incremental shares attributed to common share equivalents (exercisable stock options and Series B convertible preferred stock).


USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities (See note 9) at the date of the financial statements. In addition, they affect the reported amounts of expenses during the reporting period. Actual results could differ from these estimates and assumptions.

2. COST REDUCTIONS

    During the past three years, the company has implemented programs designed to reduce operating and administrative costs to globally competitive levels.

    In 1995, approximately 350 salaried positions were eliminated throughout the company. This resulted in a pretax charge of $24,000,000 or $.33 per fully diluted share after tax for employee termination costs which included severance costs and costs recognized under SFAS No.88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As of December 31, 1995, substantially all of the employee termination costs had been settled.

    In 1993, the company announced the closure of certain obsolete facilities at its Maine operations and the resulting elimination of approximately 200 positions. Employment levels were reduced by an additional 450 positions companywide during 1993 and 1994. The company recorded a pretax charge of $20,000,000 in 1993, or $.34 per share after tax covering asset retirement and employee termination costs. In addition, the company completed the consolidation of its corporate offices to Greenville, South Carolina.


3. SALES OF REAL PROPERTY

    During 1995, the company sold 2,300 acres of non-strategic timberlands primarily in North and South Carolina. The proceeds were $2,603,000, resulting in a pre-tax gain of $2,152,000 or $.03 per fully diluted share, after tax. The company plans to complete additional nonstrategic timberland sales in the first quarter of 1996 with proceeds of approximately $114,000,000 and a pre-tax gain of approximately $76,000,000, or $.86 per fully diluted share, after tax.

    During 1994, the company sold 221,000 acres of nonstrategic timberlands, primarily in Nova Scotia and Maine. Proceeds totaled $46,500,000, resulting in a pre-tax gain of $43,100,000, or $.57 per share, after tax.

    During 1993, the company sold 70,000 acres of nonstrategic real property holdings located in Alabama, Georgia, Mississippi, Ohio and South Carolina. Proceeds totaled $73,300,000, resulting in a pre-tax gain of $52,220,000, or $.90 per share, after tax.


4. WRITEDOWN OF INVESTMENT IN SUBSIDIARY

    In the second quarter of 1995, the company announced its intention to sell its wholly-owned subsidiary, Bowater Communication Papers Inc. (BCPI), a leading producer and marketer of stock continuous forms. In the third quarter of 1995, based on the offers received, the company recorded an estimated loss on the planned sale of BCPI, including fees and expenses, totaling $30,000,000. The company reflected the loss in the Consolidated Balance Sheet as a writedown of the purchased goodwill associated with BCPI. In the fourth quarter of 1995, negotiations for the sale of BCPI ended without reaching a definitive agreement. At December 31, 1995, the company reduced the useful life of the remaining goodwill to five years.

5. INVENTORIES

(In thousands)                       1995         1994

At lower of cost or market:
  Raw materials                  $ 39,520     $ 37,597
  Work in process                   3,014        3,333
  Finished goods                   48,854       38,971
  Mill stores and other supplies   81,301       80,723
                                  172,689      160,624
Excess of current cost over
  inventory value                 (18,027)      (9,527)
                                 $154,662     $151,097

    Inventories valued using the LIFO method comprised 41.6% and 37.5%, respectively, of total inventories at December 31, 1995, and December 31, 1994.

6. FIXED ASSETS

                                                    Range of
                                                   Estimated
                                                Useful Lives
(In thousands)            1995          1994        in Years

Land and land
  improvements     $    32,523    $   32,417           10-30
Buildings              290,543       289,847           20-40
Machinery
  and equipment      2,675,798     2,607,737            5-20
Leasehold
  improvements           3,735         3,821           10-30
Construction
  in progress           10,868        27,264               -
                     3,013,467     2,961,086
Less accumulated
  depreciation and
  amortization       1,302,464     1,176,040
                   $ 1,711,003    $1,785,046

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(In thousands)                         1995        1994

Trade accounts payable               $ 78,607    $102,894
Accrued interest                       17,921      20,704
Property and franchise taxes payable   13,258      11,877
Payroll, bonuses and severance         39,022      21,554
Employee benefits                      24,615      21,042
Other                                  16,001       6,695
                                     $189,424    $184,766

8. LONG-TERM DEBT, NET OF CURRENT INSTALLMENTS

(In thousands)                            1995          1994

Unsecured:
9% debentures, due 2009              $ 300,000    $  300,000
9 3/8% debentures due 2021, net
  of unamortized discount of $1,300
  in 1995 and $1,350 in 1994           198,700       198,650
9 1/2% debentures due in 2012,
  net of unamortized discount of
  $382 in 1995 and $405 in 1994        124,618       124,595
7 3/4% recycling facilities revenue
  bonds due 2022                        62,000        62,000
7 4/10% recycling facilities revenue
  bonds due 2022                        39,500        39,500
7 5/8% pollution control revenue
  bonds due 2016, net of
  unamortized discount of $138
  in 1995 and $140 in 1994              29,862        29,860
Pollution control revenue bonds
  due at various dates from 2001
  to 2010 with interest at varying
  rates from 6.85% to 7 5/8%            23,300        23,300
8 1/2% notes due 2001                   18,140       200,000
8 1/4% notes due in 1999, net of
  unamortized discount of $5 in
  1995 and $74 in 1994                   7,970       124,926
ESOT note, due 2000                      6,433         8,043
Industrial revenue bonds, due at
  various dates from 1999 to 2010,
  with interest at varying rates
  from 7 1/8% to 8 1/2%                  6,009         6,013
                                     $ 816,532    $1,116,887

    Long-term debt maturities for the next five years are as follows:

(In thousands)

    1996           $  1,600
    1997           $  1,600
    1998           $  1,600
    1999           $ 14,628
    2000           $  1,633

    The company's $200,000,000 Credit Agreement was due to expire in December 1995. During the third quarter of 1995, the company canceled this agreement and signed a new $150,000,000 Credit Agreement which expires in September 2000. At December 31, 1995, there were no amounts outstanding under the new agreement.

    In March 1995, the company completed its offer to repurchase its outstanding 8.5% Notes due December 15, 2001. Approximately $182,000,000 of $200,000,000
principal amount of Notes were repurchased. Premium and expenses related to this transaction resulted in an extraordinary charge of $6,084,000 after tax, or $.14 per fully diluted share.

    In July 1995, the company completed its offer to repurchase its outstanding 8.25% Notes due October 15, 1999. Approximately $117,000,000 of $125,000,000
principal amount of Notes were repurchased. Premium and expenses related to this transaction resulted in an extraordinary charge of $5,233,000 after tax, or $.12 per fully diluted share.

    Based on the borrowing rates currently available to the company for debt with similar terms and maturities as those issues included in the accompanying Consolidated Balance Sheet, the fair value of the company's long-term debt, net of current installments, was approximately $982,000,000 and $1,100,000,000 at December 31, 1995, and 1994, respectively.


9. COMMITMENTS AND CONTINGENCIES

    The company is involved in various litigation relating to contracts, commercial disputes, tax, environmental, workers' compensation and other matters. The company's management is of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the company's operations or its financial condition taken as a whole.


10. REDEEMABLE PREFERRED STOCK

LIBOR PREFERRED STOCK



    In December 1985, the company sold $75,000,000 principal amount of redeemable preferred stock with cumulative quarterly dividends equal to 85% of the arithmetic mean of three month LIBOR for United States dollar deposits.

    The company is required to redeem 500,000 shares per year in 1996 through 1998 at a redemption price of $50.00 per share plus any accrued and unpaid dividends. On December 22, 1995, the company redeemed 500,000 shares by irrevocably placing $25,325,000, including accrued dividends, in trust for the LIBOR shareholders. This satisfied the 1996 payment requirement. The company may, at its option, redeem any or all of the remaining LIBOR preferred stock at $50.00 per share plus any accrued and unpaid dividends.

    The company is authorized to issue 10,000,000 shares of Serial Preferred Stock, $1 par value, of which the LIBOR Preferred Stock constitutes Series A.


PREFERRED STOCK OF SUBSIDIARY

    During 1985, CNC sold $25,000,000 principal amount of its Cumulative Serial preferred stock, par value $100.00 per share, to the minority shareholder with annual dividends of $7.30 per share.

    As required, CNC redeemed 25,000 shares per year from 1991 through 1994 at a cost of $10,000,000. At its option, CNC redeemed the remaining 150,000 shares on June 30, 1995, at a cost of $15,547,500, including accrued dividends.


11. CONVERTIBLE AND CUMULATIVE PREFERRED STOCK

    In February 1994, the company completed two public offerings of preferred stock. The company sold 4,893,616 depositary shares, priced at $23.50 per share, each representing one-fourth of a share of 7% Series B Convertible Preferred Stock referred to as Preferred Redeemable Increased Dividend Equity Securities (PRIDES). The conversion premium is 22%. The company also sold 3,400,000 depositary shares, priced at $25.00 per share, each representing one-fourth of a share of 8.40% Series C Cumulative Preferred Stock.

    Each depositary share representing the PRIDES will mandatorily convert into one share of company common stock on January 1, 1998. The company may redeem the PRIDES on or after January 1, 1997, and the holder has the option at any time prior to mandatory conversion to convert the depositary shares into company common stock at a rate as low as .82 shares of common stock for each depositary share. The Series C Cumulative Preferred Stock has a liquidation value of $25.00 per depositary share. The shares of Series B preferred stock are common stock equivalents. When dilutive, the shares of Series B preferred stock increase the number of common shares outstanding by 4,012,765 and 4,893,616 for the primary and fully diluted per share calculations, respectively. In 1994, the shares of Series B preferred stock were antidilutive.

    On October 16, 1995, the company commenced an offer to purchase the outstanding depositary shares, each representing a one-fourth interest in a share of its 8.40% Series C Cumulative Preferred Stock having a face value of $85,000,000. The purchase price for each depositary share was $27.875. Upon expiration of the offer on November 15, 1995, 2,342,727 depositary shares of the outstanding depositary shares were tendered for an aggregate purchase price, including fees and expenses, of $66,309,495. The company recorded a charge to retained earnings of $9,883,000 or $.23 per fully diluted share for the costs associated with this transaction. As of December 31, 1995, 1,057,273 depositary shares remained outstanding.


12.TREASURY STOCK

    Through December 31, 1995, the company purchased 1,403,050 shares of its common stock at an aggregate purchase price of $40,134,000 and used 555,739 shares of such stock to pay employee/director benefits and 447,028 shares to fund the company's Dividend Reinvestment Plan. The remaining shares are included in treasury stock at cost.

    On February 9, 1996, the company announced that its Board of Directors authorized the repurchase of up to 10% of the company's outstanding common stock during the next twelve months.


13. STOCK OPTION PLANS

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

    The option price of all options granted to date represents the fair market value of the company's common stock on the date of grant, or the average fair market value of the company's common stock for the twenty business days immediately preceding the date of grant.

    All options granted through December 31,1993 were exercisable at December 31, 1995. Options granted in 1995 and 1994 become exercisable over a period of two years. The plans provide that any outstanding options will become immediately exercisable upon a change in control of the company. In such event, grantees of options (except for grantees of ISO options under the 1984 plan) have the right to require the company to purchase such options for cash in lieu of the issuance of common stock and to exercise fully for cash all SARs.

    Information with respect to options granted under the stock option plans is as follows:


                             1995                       1994

                    NUMBER        OPTION       Number        Option
                 OF SHARES         PRICE    of Shares         Price
Outstanding      4,272,794     $   19.06    3,792,394     $   16.50
 at beginning                  TO $37.75                  to $37.75
 of year
Granted during     768,700     $   26.86      813,000     $   22.88
 the year                      TO $38.07                  to $27.63
Exercised       (2,380,144)    $   19.06     (207,100)    $   16.50
 during                        TO $37.75                  to $28.88
 the year
Canceled           (85,600)    $   21.00     (125,500)    $   21.00
 during                        TO $37.75                  to $37.75
 the year
Outstanding      2,575,750     $   21.00    4,272,794     $   19.06
 at end                        TO $37.75                  to $37.75
 of year
Exercisable at   1,486,000     $   21.00    3,119,544     $   19.06
 end of year                   TO $37.75                  to $37.75

    The company received $57,730,000 from the exercise of stock options in 1995. The large increase in the amount of exercises compared to 1994 was due to significant increases in the price of the company's common stock since January 1, 1995. The stock option exercises also generated $17,602,000 of tax benefits for the company.


14. EMPLOYEE STOCK OWNERSHIP PLAN

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

15. SHAREHOLDER RIGHTS PLAN

    The company has a rights plan designed to assure the company's shareholders of receiving fair and equal treatment in the event of any proposed takeover of the company. Each right will entitle common shareholders to buy 1/100 of a share of Junior Preferred Stock at an exercise price of $90.00, subject to adjustment. The rights will be exercisable only if a person or group acquires 20% or more of the company's outstanding common stock or announces a tender offer for 30% or more of the common stock. Upon the occurrence of certain other events, each right entitles the holder thereof to receive (in lieu of Preferred Stock) shares of common stock of the company (or, where applicable, of a successor company) having a value of two times the exercise price above. The company will be entitled to redeem the rights at $.01 per right at any time not later than 10 days after the acquisition of a 20% position. Until such time as they may be subject to exercise, these rights will not be issued in separate form and may not be traded other than with the shares to which they attach. If unexercised, the rights expire May 2, 1996.


16. INCOME TAXES

    The components of income (loss) before income taxes and minority interests consist of U.S. income (loss) of $427,768,000, $(12,955,000), and $(85,509,000)
and Canadian income (loss) of $36,802,000, $6,120,000, and $(23,527,000) in
1995, 1994 and 1993, respectively.

    The provision for income tax expense (benefit) consists of:

(In thousands)     1995        1994           1993

Federal:
 Current       $ 96,853    $    240     $   (9,992)
 Deferred        52,628      (3,993)       (12,296)
                149,481      (3,753)       (22,288)

State:
 Current          8,590           -              -
 Deferred        14,860        (588)        (4,391)
                 23,450        (588)        (4,391)

Canadian:
 Current          2,525         365            310
 Deferred         7,634        (807)        (8,517)
                 10,159        (442)        (8,207)

Total:
 Current        107,968         605         (9,682)
 Deferred        75,122      (5,388)       (25,204)
               $183,090    $ (4,783)    $  (34,886)


    The components of deferred income taxes at December 31, 1995, and 1994, in the accompanying Consolidated Balance Sheet are as follows:

(In thousands)                         1995           1994

Inventories*                     $        -     $     (746)
Timber and timberlands**            (68,541)       (62,936)
Fixed assets                       (428,725)      (411,948)
Other assets                        (18,012)       (19,867)
Deferred tax liabilities           (515,278)      (495,497)
Accounts receivable*                    281            269
Inventories*                          1,446              -
Other current assets*                   872            432
Current liabilities*                  5,538          5,762
Other long-term liabilities          74,079         58,075
U.S. tax credit carryforwards        83,344         62,216
Canadian investment tax
  credit carryforwards               29,001         27,441
Net operating loss carryforwards      3,473         88,816
Valuation allowance                  (3,720)        (3,720)
Deferred tax assets                 194,314        239,291
Net deferred tax liability       $ (320,964)    $ (256,206)

 *Included in Other current assets in the accompanying Consolidated Balance
  Sheet.

**Includes the deferred tax impact of the capitalization of lease payments, management fees and property taxes of approximately $139,751,000 and $131,273,000 at December 31, 1995 and 1994 respectively.


    The following is a reconciliation of the U.S. federal statutory and effective tax rates as a percentage of income (loss) before income taxes and minority interests:

                            1995      1994      1993

U.S federal statutory
 income tax rate            35.0%     35.0%     35.0%
State income taxes,
 net of federal
 income tax benefit          3.3       5.6       2.6
Tax rate increase              -         -      (5.5)
Canadian taxes               (.6)     37.8        .6
Other, net                   1.7      (8.4)      (.7)
Effective income tax rate  39.4%     70.0%     32.0%

    The large change in the company's effective income tax rate in 1994 was due to the favorable capital gains rate applied to the sale of nonstrategic timberlands in Nova Scotia.

    In August 1993, the federal statutory corporate tax rate was increased from 34% to 35%. As a result, the company recorded a $6,000,000 deferred tax expense, reflecting higher deferred tax liabilities.

    At December 31, 1995, $29,001,000 of Canadian investment credit carryforwards, $83,344,000 of U.S. tax credit carryforwards and approximately $8,912,000 of U.S. net operating loss carryforwards were available to reduce future income taxes. The company believes that such deferred tax assets will be ultimately realized, net of the existing valuation allowance at December 31, 1995. The net increase in the valuation allowance for the year ended December 31, 1994, was $1,980,000. The Canadian investment credit carryforwards expire at various dates between 1996 and 2005. The majority of the U.S. tax credit carryforwards have no expiration. The U.S. net operating loss carryforwards expire at various dates between 1999 and 2007.

    The cumulative amount of CNC's undistributed earnings through 1992, on which the company has not provided deferred income taxes, is $95,169,000. Distribution of these earnings would qualify for the 80% dividend exclusion.

    The company has also not provided deferred income taxes on the cumulative amount of undistributed earnings related to its 51% investment in its Canadian subsidiary since that investment is considered permanent in duration and determination of such liability is not practicable.


17. INTEREST CAPITALIZED

    Total interest incurred in the years 1995, 1994 and 1993 was $81,796,000, $99,163,000 and $100,517,000, respectively. In 1995, 1994 and 1993, $1,283,000,
$315,000 and $2,184,000 of interest expense was capitalized, respectively.


18. PENSION PLANS

    The company has defined benefit pension plans covering substantially all employees. Benefits are based upon years of service and, depending on the plan, average compensation earned by employees either during their last years of employment or over their career. Pension expense for 1995, 1994 and 1993 included the following components:

(In thousands)          1995         1994         1993

Service cost        $ 11,425     $ 13,743     $ 13,104
Interest cost         31,423       29,631       28,112
Actual return
 on plan assets      (81,371)      (3,208)     (46,000)
Net amortization
 and deferral         42,975      (33,064)       7,690
Net pension expense $  4,452     $  7,102     $  2,906

    The following table sets forth the funded status of the Plans at December 31, 1995:

                                      Plan Assets     Plan Liabilities
                                      Exceed Plan         Exceed Plan
(In thousands)                       Liabilities              Assets

Actuarial present value of
 accumulated benefit obligation:
 Vested                              $   311,317     $        67,952
 Non-vested                                8,508              27,474
                                         319,825              95,426
Benefits attributable to
 future salaries                          54,329               3,748
Project benefit obligation               374,154              99,174
Plan assets at fair value                395,756              49,834
Excess (deficit) of plan assets over
 projected benefit obligation             21,602             (49,340)
Unrecognized prior service cost              833               5,512
Unrecognized net loss                     44,903              19,985
Unrecognized transition
 liability (asset)                       (19,829)                969
Additional minimum liability
 recognized as an intangible asset             -              (6,481)
Additional minimum liability
 recognized as a reduction of
 shareholders' equity                          -             (17,730)
Prepaid pension cost
 (pension liability)                 $    47,509     $       (47,085)

    The following table sets forth the funded status of the Plans at December 31, 1994:

                                     Plan Assets     Plan Liabilities
                                     Exceed Plan          Exceed Plan
(In thousands)                       Liabilities               Assets

Actuarial present value of
 accumulated benefit obligation:
 Vested                              $   228,551     $         45,461
 Non-vested                                7,176               19,037
                                         235,727               64,498
Benefits attributable to
 future salaries                          46,806                4,866
Projected benefit obligation             282,533               69,364
Plan assets at fair value                325,112               41,199
Excess (deficit) of plan assets over
 projected benefit obligation             42,579              (28,165)
Unrecognized prior service cost            3,167                1,716
Unrecognized net loss                     26,133                5,592
Unrecognized transition
 liability (asset)                       (23,265)               1,160
Additional minimum liability
 recognized as an intangible asset             -               (5,139)
Prepaid pension cost
 (pension liability)                 $    48,614     $        (24,836)

    As of December 31, 1995, the company decreased the Plans' discount rate assumption used to determine the Plans' projected benefit obligation from 8.5% to 7.0%, which approximates more closely current interest rates on high-quality long-term obligations. In addition, the company decreased the long-term rate of return on Plan assets assumption from 10% to 9.5%. The assumed rate of compensation increase was also decreased from 5% to 4%. Plan assets consist principally of common stocks and fixed income securities.

    Due to the decrease in the Plans' discount rate assumption to 7% at December 31, 1995, the additional minimum liability relating to two of the company's Plans increased as of December 31, 1995. As a result, the company recorded a $10,789,000 reduction in shareholders' equity, net of tax benefits of $6,941,000 and increased the intangible asset associated with the minimum liability in accordance with SFAS No. 87, "Employers' Accounting for Pensions."


19. RETIREE HEALTH CARE PLANS

    The company provides certain health care and life insurance benefits to retired employees. Substantially all of the company's employees may become eligible for these benefits upon reaching retirement age while working for the company. Employees are required to contribute a portion of the cost of such benefits.

    The accumulated postretirement benefit obligation at December 31, 1995, and December 31, 1994, was comprised of the following:

(In thousands)                              1995        1994

Retirees                                $ 43,473     $17,011
Fully eligible active plan participants   17,213      19,911
Other active plan participants            52,773      47,162
Unrecognized net (loss) gain             (14,837)      8,236
                                        $ 98,622     $92,320

    Unlike the company's retirement plans, there are no assets dedicated to fund retiree benefits. Net periodic cost for 1995, 1994 and 1993 included the following:

(In thousands)          1995       1994      1993

Service cost          $2,434     $2,832    $2,648
Interest cost on
accumulated obligation 7,617      6,886     6,259
Net amortization        (203)       189         -
                      $9,848     $9,907    $8,907

    As of December 31, 1995, the company decreased the Plans' discount rate assumption used to determine the Plans' accumulated postretirement benefit obligation from 8.5% to 7.0%, which approximates more closely current interest rates on high-quality long-term obligations. During the next 4 years, the Plans assume that the annual cost of postretirement benefits will increase at an annual rate starting at 8.5% and decreasing to 5.5%. Variations in this health care cost trend rate can have a significant effect on the amounts reported. An increase of 1% in this assumption would increase the accumulated postretirement benefit obligation by approximately 15% and would increase the annual cost by approximately 16%.


20. TIMBERLAND LEASES AND OPERATING LEASES

    The company controls timberlands under long-term leases expiring 2001 to 2059, for which aggregate lease payments were $943,000, $862,000 and $868,000 for 1995, 1994 and 1993, respectively. In addition, the company leases certain office premises, manufacturing facilities and transportation equipment under operating leases. Total rental expense for operating leases was $9,036,000, $9,786,000 and $9,168,000 in 1995, 1994 and 1993, respectively.

    At December 31, 1995, the future minimum rental payments under timberland leases and operating leases are:

                      Timberland      Operating
                           Lease      Leases,
    (In thousands)      Payments      net

       1996           $      789      $ 7,417
       1997                  709        6,012
       1998                  709        4,754
       1999                  709        3,663
       2000                  709        2,447
       Thereafter         20,716       11,945
                      $   24,341      $36,238

21. SEGMENT AND GEOGRAPHIC INFORMATION

    Due to the integrated nature of the company's operations, all four divisions have been classified within a single business segment; Pulp, Paper and Related Products.

    Net sales and operating income (loss) for the three years ended December 31, 1995, and identifiable assets at the end of each of those years, classified by geographic area, were as follows:

(In thousands)      United States          Canada       Consolidated
1995
Net sales to
 unaffiliated
 customers          $1,845,531            $155,610       $2,001,141
Operating income    $  500,960            $ 48,291       $  549,251
Identifiable assets $2,705,261            $202,904       $2,908,165
1994
Net sales to
 unaffiliated
 customers          $1,251,000            $107,996       $1,358,996
Operating income    $   41,422            $    678       $   42,100
Identifiable assets $2,647,662            $203,700       $2,851,362
1993
Net sales to
 unaffiliated
 customers          $1,253,775            $ 99,909       $1,353,684
Operating loss      $  (52,968)           $(10,364)      $  (63,332)
Identifiable assets $2,514,408            $211,770       $2,726,178

22. NET EXPORT SALES

    The breakdown of total net export sales by geographic area was:

(In thousands)               1995         1994         1993

Europe                   $ 67,393     $ 50,536     $ 60,944
Latin America              83,763       45,748       55,929
Asia                      133,736      102,697      114,964
Canada                     24,345       13,372       19,401
Mexico                      7,828        5,332       12,310
Other                       4,642        4,084        6,631
 Sub-total                321,707      221,769      270,179
Less: distribution costs  (37,203)     (41,732)     (59,162)
Net export sales         $284,504     $180,037     $211,017

23. RECONCILIATION OF NET INCOME (LOSS) TO CASH
    FLOW FROM OPERATIONS


(In thousands)            1995          1994           1993

Net income (loss)     $246,928     $  (4,824)    $  (64,499)
Depreciation, amorti-
 zation and cost of
 timber harvested      174,176       168,352        163,086
Deferred income taxes   75,122        (5,388)       (25,204)
Minority interests      23,235         2,772         (9,651)
Writedown of
 investment in BCPI
 and related expenses   30,000             -              -
Extraordinary charge,
 net of taxes           11,317             -              -
Gain on sale
 of timberlands         (2,152)      (43,100)       (52,220)
Changes in
 working capital:
 Receivables           (44,374)      (26,736)       (66,265)
 Inventories            (3,565)       (1,666)        13,666
 Accounts payable and
  accrued liabilities   11,272         4,458         (9,332)
 Income taxes payable   91,580       (21,916)         9,320
Other                   (5,858)        8,952         10,453
Cash flow from
 operations           $607,681     $  80,904     $  (30,646)

24. QUARTERLY INFORMATION (unaudited)

    Quarterly financial results for the years 1995, 1994 and 1993 are summarized as follows:

(In thousands, except per-share amounts)
YEAR ENDED DECEMBER 31, 1995                         First          Second            Third           Fourth            Year
Net sales                                      $   449,478     $   486,836     $    520,907     $    543,920     $ 2,001,141
Gross profit                                   $   120,063     $   146,267     $    178,278     $    198,380     $   642,988
Operating income                               $    97,253     $   117,680     $    154,636     $    179,682     $   549,251
Net income                                     $    38,969     $    59,831     $     52,870     $     95,258     $   246,928
Fully diluted earnings per common share        $       .85     $      1.31     $       1.13     $       1.88     $      5.22

YEAR ENDED DECEMBER 31, 1994                         First          Second            Third           Fourth            Year
Net sales                                      $   308,892     $   320,066     $    348,151     $    381,887     $ 1,358,996
Gross profit                                   $     3,823     $    13,284     $     38,064     $     62,981     $   118,152
Operating income (loss)                        $   (14,740)    $    (5,676)    $     20,823     $     41,693     $    42,100
Net income (loss)                              $   (21,440)    $   (14,881)    $     10,526     $     20,971     $    (4,824)
Fully diluted earnings (loss) per common share $      (.67)    $      (.53)    $        .16     $        .44     $      (.59)

YEAR ENDED DECEMBER 31, 1993                         First          Second            Third           Fourth            Year
Net sales                                      $   348,921     $   328,702     $    335,673     $    340,388     $ 1,353,684
Gross profit (loss)                            $    (1,102)    $    12,343     $     (2,722)    $        (46)    $     8,473
Operating loss                                 $   (17,895)    $    (5,259)    $    (20,386)    $    (19,792)    $   (63,332)
Net income (loss)                              $   (22,945)    $   (15,609)    $    (30,832)    $      4,887     $   (64,499)
Fully diluted earnings (loss) per common share $      (.65)    $      (.45)    $       (.86)    $        .12     $     (1.84)

NOMINAL ANNUAL CAPACITY AND PRODUCTION BY GRADE AND MILL


                                                    Annual     1995
(In short tons)                                    Capacity  PRODUCTION



Newsprint and uncoated groundwood papers
  Calhoun, Tennessee                                853,500    848,255 1
  Catawba, South Carolina                           260,300    250,489
  Liverpool, Nova Scotia                            265,500    252,269
  Millinocket, Maine                                134,800    129,635
  East Millinocket, Maine                           292,600    287,754
Coated groundwood paper
  Catawba, South Carolina                           356,000    346,397
  Millinocket, Maine                                133,000    131,976
Market pulp
  Catawba, South Carolina                           268,600    265,866
  Calhoun, Tennessee                                115,500    100,048
Lumber                                              200,000 2  190,315 2



1. Includes tonnage produced for Bowater Communication Papers Division.
2. Figures are in MBF (thousands of board feet).

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

    There is an Audit Committee of the Board of Directors composed of three nonemployee directors who meet regularly with management, the internal auditors and KPMG Peat Marwick LLP to discuss specific accounting, reporting and internal control matters. Both the independent auditors and internal auditors have full and free access to the Audit Committee.


INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND SHAREHOLDERS
BOWATER INCORPORATED:

    We have audited the accompanying consolidated balance sheet of Bowater Incorporated and Subsidiaries as of December 31,1995 and 1994, and the related consolidated statements of operations, capital accounts and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowater Incorporated and Subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.




(Signature of KPMG Peat Marwick LLP)
KPMG Peat Marwick LLP
Greenville, South Carolina
February 2, 1996

FINANCIAL AND OPERATING RECORD

Dollars in millions, except per-share amounts                     1995              1994           1993
INCOME STATEMENT DATA
Net sales                                                    $ 2,001.1         $ 1,359.0     $  1,353.7
Operating income (loss)                                          549.3              42.1          (63.3)
Income (loss) from continuing operations before cumulative
  effect
  of changes in accounting principles and extraordinary
    charge 1                                                     258.2              (4.8)         (64.5)
Net income (loss)                                                246.9              (4.8)         (64.5)
Fully diluted earnings (loss) per common share                    5.22              (.59)         (1.84)
Dividends declared per common share 2                              .60               .60            .60

PRODUCT SALES INFORMATION
Newsprint                                                    $   841.6         $   604.0     $    607.6
Directory and groundwood specialties                             203.6             165.9          178.5
Coated groundwood                                                463.8             307.0          316.2
Market pulp                                                      233.3             130.6           98.9
Lumber, stumpage and other products                              116.8              87.9          103.1
Communication papers                                             248.9             190.7          191.8
Distribution costs                                              (106.9)           (127.1)        (142.4)
                                                             $ 2,001.1         $ 1,359.0     $  1,353.7

FINANCIAL POSITION 3
Timber and timberlands                                       $   430.4         $   426.4     $    422.5
Fixed assets, net                                              1,711.0           1,785.0        1,750.7
Total assets                                                   2,908.2           2,851.4        2,726.2
Total debt                                                       818.1           1,118.5        1,120.2
Total capitalization 4                                         2,113.9           2,222.5        2,071.8

ADDITIONAL INFORMATION
Percent return on average common equity                           26.5%            (3.0)%         (8.6)%
Income from continuing operations as a percentage of net
  sales                                                           12.9%            (0.4)%         (4.8)%
Total debt as a percentage of total capitalization                38.7%             50.3%          54.1%
Total debt and redeemable preferred stock as
  a percentage of shareholders' equity                            79.2%            134.4%         163.1%
Effective tax rate                                                39.4%             70.0%          32.0%
Cash flow from (used for) operations                         $   607.7         $    80.9     $    (30.6)
Capital expenditures, including timberlands                  $    96.0         $   216.1     $    121.8
Common shareholders' equity per common share                 $   24.52         $   18.92     $    20.10

Common stock price range                                 $26 1/2-53 1/2   $20 1/2-29 3/8     $18-24 5/8
Sales (thousands of short tons)
  Newsprint                                                      1,402             1,460          1,437
  Directory and groundwood specialties                             289               265            278
  Coated groundwood                                                476               453            454
  Market pulp                                                      325               300            312
Registered shareholders                                          5,900             6,600          7,300
Employees 3                                                      5,500             6,000          6,600

1. In 1995, the company repurchased approximately $182 million of its $200 million
   8.5% Notes due 2001, and repurchased approximately $117 million of its $125 million 8.25% Notes due 1999. Premium paid and related expenses resulted in an extraordinary charge of $11.3 million after tax ($.26 per fully diluted share). In 1990, the company redeemed all of its $125 million 12 3/8%
   Sinking Fund Debentures Due 2015. Premium paid and related expenses resulted in an extraordinary charge of $9.0 million after tax ($.25 per share).

2. Dividends are declared quarterly. Effective with the first quarter dividend payable
   April 1, 1996, the company increased its common share quarterly cash dividend from $.15 per share to $.20 per share.

3. 1991 and subsequent year amounts include GNP, acquired December 31, 1991.

4. Total capitalization includes total debt, minority interests in subsidiaries, redeemable preferred stock and shareholders' equity.

                                                     40


                                           Bowater Incorporated and Subsidiaries





       1992                 1991             1990            1989            1988            1987           1986            1985


       $ 1,360.8       $ 1,190.4        $ 1,289.1       $ 1,361.0       $ 1,330.8        $1,154.5        $ 846.7         $ 841.8
           (74.1)          103.7            174.9           280.5           334.1           218.5          124.0           136.0

           (92.9)           45.6             87.4           144.6           164.3            81.1           49.4            67.5
           (82.0)           45.6             78.4           144.6           164.3            81.1           49.4            67.5
           (2.34)           1.15             2.05            3.86            4.37            2.12           1.49            2.21
            1.20            1.20             1.20            1.14             .97             .83            .72             .72


       $   649.6       $   601.4        $   617.2       $   645.3       $   671.3        $  607.1        $ 556.1         $ 612.2
           124.7               -                -               -               -               -              -               -
           296.1           259.9            279.0           279.2           269.7           203.7          126.4           103.7
           136.4           138.0            170.7           182.6           153.2           125.1           98.3            78.8
            79.5            34.3             32.6            32.7            37.2            37.7           36.0            33.1
           207.5           254.9            280.9           310.2           279.0           257.4          102.9            76.2
          (133.0)          (98.1)           (91.3)          (89.0)          (79.6)          (76.5)         (73.0)          (62.2)
       $ 1,360.8       $ 1,190.4        $ 1,289.1       $ 1,361.0       $ 1,330.8        $1,154.5        $ 846.7         $ 841.8


       $   432.6       $   414.1        $   297.9       $   285.7       $   273.5        $  256.6        $ 243.6         $ 231.2
         1,821.7         1,858.8          1,604.7         1,529.5         1,223.8         1,079.8        1,021.6           843.1
         2,881.6         2,780.0          2,297.9         2,284.2         1,880.5         1,699.8        1,600.7         1,315.0
         1,134.3           864.5            498.2           532.4           293.2           367.6          631.8           345.3
         2,186.4         2,061.7          1,694.5         1,700.5         1,368.0         1,301.7        1,288.7           960.4


            (9.6)%           4.4%             7.9%           16.0%           20.7%           13.1%          10.2%           16.8%
            (6.8)%           3.8%             6.8%           10.6%           12.4%            7.0%           5.8%            8.0%
            51.9%           41.9%            29.4%           31.3%           21.4%           28.2%          49.0%           36.0%

           147.7%           99.6%            61.2%           66.9%           44.4%           61.9%         156.1%           99.1%
            37.0%           37.0%            37.0%           36.0%           36.5%           43.0%          30.2%           29.2%
       $ 109.5         $   156.6        $   238.4       $   327.3       $   324.3        $  247.3        $ 123.7         $ 151.3
       $ 139.5         $   159.7        $   214.1       $   423.4       $   214.3        $   88.1        $ 308.5         $ 297.3
       $ 22.55         $   26.21        $   26.24       $   25.37       $   23.07        $  19.60        $ 15.33         $ 14.45
$17 5/8-27 1/4    $18 5/8-30 3/8   $16 1/8-28 1/2  $25 3/4-34 1/8  $25 1/4-36 7/8       $22-44 1/2 $23 3/8-33 1/8  $19 7/8-25 7/8

         1,604             1,244            1,266           1,278           1,233           1,246          1,237            1,200
           191                 -                -               -               -               -              -                -
           447               346              352             343             337             316            188              128
           318               317              300             261             250             253            260              242
         8,200             9,500           14,000          15,600          17,000          18,000         21,000           24,000
         6,900             7,200            5,100           5,100           5,000           5,000          4,800            4,400

BOARD OF DIRECTORS

Francis J. Aguilar
PROFESSOR EMERITUS
HARVARD UNIVERSITY
GRADUATE SCHOOL OF BUSINESS

H. David Aycock
RETIRED PRESIDENT, CHIEF
OPERATING OFFICER AND DIRECTOR
NUCOR CORPORATION
(STEEL AND STEEL PRODUCTS)

Richard Barth
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
CIBA-GEIGY CORPORATION
(DIVERSIFIED CHEMICAL PRODUCTS)

Kenneth M. Curtis
ATTORNEY AT LAW
CURTIS, THAXTER, STEVENS,
BRODER & MICOLEAU
LIMITED LIABILITY COMPANY, P.A.

H. Gordon MacNeill
CHAIRMAN
JANNOCK LIMITED
(BUILDING PRODUCTS)

Donald R. Melville
RETIRED CHAIRMAN AND
CHIEF EXECUTIVE OFFICER
NORTON COMPANY
(DIVERSIFIED MANUFACTURING)

Arnold M. Nemirow
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
BOWATER INCORPORATED

James L. Pate
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER
PENNZOIL COMPANY
(PETROLEUM AND PETROLEUM
PRODUCTS)

John A. Rolls
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
THERMION SYSTEMS
INTERNATIONAL
(AEROSPACE AND INDUSTRIAL
HEATING SYSTEMS)

Anthony P. Gammie
RETIRED AS CHAIRMAN OF THE
BOARD ON MARCH 31, 1996



BOARD COMMITTEES

EXECUTIVE COMMITTEE
A. M. Nemirow (CHAIRMAN)
H. D. Aycock
H. G. MacNeill

AUDIT COMMITTEE
J. A. Rolls (CHAIRMAN)
R. Barth
K. M. Curtis

HUMAN RESOURCES AND
COMPENSATION COMMITTEE
D. R. Melville (CHAIRMAN)
F. J. Aguilar
H. G. MacNeill

NOMINATING AND
GOVERNANCE COMMITTEE
F. J. Aguilar (CHAIRMAN)
H. D. Aycock
K. M. Curtis
D. R. Melville

FINANCE COMMITTEE
R. Barth (CHAIRMAN)
H. G. MacNeill
J. A. Rolls



OFFICERS

Arnold M. Nemirow
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

E. Patrick Duffy
SENIOR VICE PRESIDENT AND
PRESIDENT - COATED PAPER
& PULP DIVISION

Arthur D. Fuller
SENIOR VICE PRESIDENT AND
PRESIDENT - NEWSPRINT
DIVISION

David G. Maffucci
SENIOR VICE PRESIDENT -
CHIEF FINANCIAL OFFICER
AND TREASURER

Donald G. McNeil
SENIOR VICE PRESIDENT AND
PRESIDENT - GREAT NORTHERN
PAPER, INC.

Robert J. Pascal
SENIOR VICE PRESIDENT AND
PRESIDENT - COMMUNICATION
PAPERS DIVISION

Donald J. D'Antuono
VICE PRESIDENT -
CORPORATE DEVELOPMENT

Richard F. Frisch
VICE PRESIDENT -
HUMAN RESOURCES

Robert D. Leahy
VICE PRESIDENT -
CORPORATE RELATIONS

Ecton R. Manning
VICE PRESIDENT -
GENERAL COUNSEL

Robert A. Moran
VICE PRESIDENT - PULP AND
PAPER MANUFACTURING SERVICES

Michael F. Nocito
VICE PRESIDENT - CONTROLLER


Aubrey S. Rogers
VICE PRESIDENT - INFORMATION
SERVICES

Wendy C. Shiba
SECRETARY AND ASSISTANT
GENERAL COUNSEL

SHAREHOLDERINFORMATION                     Bowater Incorporated and Subsidiaries

ANNUAL MEETING

    The company's annual meeting of shareholders will be held on Tuesday, May 21, 1996, at 10:30 a.m. at the Hotel Inter-Continental, New York, NY.


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

THE R-M TRUST CO.
BALFOUR HOUSE
390 HIGH ROAD
ILFORD, ESSEX 1G1 1NQ,
ENGLAND
081-478-1888

LIBOR PREFERRED STOCK,
SERIES A REGISTRAR AND TRANSFER AGENT
MELLON SECURITIES TRUST COMPANY
120 BROADWAY
NEW YORK, NY 10271
800/526-0801

SERIES B CONVERTIBLE PREFERRED STOCK AND
SERIES C CUMULATIVE PREFERRED STOCK DEPOSITARY,
REGISTRAR AND TRANSFER AGENT
SUNTRUST BANK, ATLANTA
P.O. BOX 4625
ATLANTA, GA 30302
800/568-3476


INVESTOR INFORMATION

    Investor inquiries about Bowater should be directed to the Investor Relations Department at Bowater's headquarters.


10-K REPORT

    Bowater files an annual report on Form 10-K with the Securities and Exchange Commission. A free copy may be obtained by writing to the Investor Relations Department at Bowater's headquarters.


DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

    The company has a Dividend Reinvestment and Stock Purchase Plan.

Information is available from the Investor Relations Department at

Bowater's headquarters.


AUDITORS
KPMG PEAT MARWICK LLP
ONE INSIGNIA FINANCIAL PLAZA
SUITE 600
P.O. BOX 10529
GREENVILLE, SC 29603
864/250-2600

COMMON STOCK PRICES
    Price ranges of the company's common stock during 1995 and 1994 as reported on the New York Stock Exchange were:

                           1995                       1994
                      High        Low           High         Low
 First quarter       $37 5/8    $26 1/2       $24 7/8      $21 3/8
 Second quarter       44 7/8     33 1/8        25 1/4       20 1/2
 Third quarter        53 1/2     44 5/8        29 3/8       24 1/4
 Fourth quarter       47 7/8     32 3/8        29 1/4       23 1/8

CORPORATE HEADQUARTERS AND DIVISIONS       Bowater Incorporated and Subsidiaries

HEADQUARTERS
BOWATER INCORPORATED
55 EAST CAMPERDOWN WAY
P.O. BOX 1028
GREENVILLE, SC 29602
864/271-7733
864/282-9482 (FAX)


DIVISIONS

BOWATER NEWSPRINT

MANUFACTURING
FACILITIES
CALHOUN OPERATIONS
CALHOUN NEWSPRINT
COMPANY
CALHOUN, TN 37309
423/336-2211

MERSEY OPERATIONS
P.O. BOX 1150
LIVERPOOL, NS B0T 1K0
CANADA
902/354-3411

BOWATER LUMBER
660 INDUSTRIAL BOULEVARD
ALBERTVILLE, AL 35959
205/878-7987

MERSEY SAWMILL AT OAKHILL
P.O. BOX 499
BRIDGEWATER, NS B4V 2X6
CANADA
902/543-4637


SALES OFFICES
15310 AMBERLY DRIVE
SUITE 250-50
TAMPA, FL 33647
813/977-4945

284 SOUTH MAIN STREET
SUITE 1200
ALPHARETTA, GA 30201
770/569-5752

POINT WEST PLACE
111 SPEEN STREET
SUITE 305
FRAMINGHAM, MA 01701
508/872-5828

426 FOX HOLLOW LANE
ANNAPOLIS, MD 21403
410-280-0249

2000 REGENCY PARKWAY
SUITE 380
CARY, NC 27511
919/467-6422

100 MERCHANT STREET
SUITE 195
CINCINNATI, OH 45246

55 EAST CAMPERDOWN WAY
P.O. BOX 1028
GREENVILLE, SC 29602
864/271-7733

624 CROFTON PARK LANE
FRANKLIN, TN 37069-6514
615/591-4377


BOWATER
COATED PAPER & PULP

MANUFACTURING
FACILITY
CAROLINA OPERATIONS
P.O. BOX 7
CATAWBA, SC 29704
803/981-8000

SALES OFFICES
1025 OAKVALE RISE
ALPHARETTA, GA 30201
770/772-4148

650 WARRENVILLE ROAD
SUITE 410
LISLE, IL 60532
708/960-9797

PARK 80 WEST, PLAZA 2
SADDLE BROOK, NJ 07663
201/368-3611


GREAT NORTHERN PAPER

MANUFACTURING
FACILITIES
MILLINOCKET OPERATIONS
ONE KATAHDIN AVENUE
MILLINOCKET, ME 04462
207/723-5131

EAST OPERATIONS
MAIN STREET
EAST MILLINOCKET, ME 04430
207/746-9912

PINKHAM LUMBER
P.O. BOX 0
ASHLAND, ME 04732
207/435-3281

DIRECTORY AND
SPECIALTIES SALES OFFICE
55 EAST CAMPERDOWN WAY
P.O. BOX 1028
GREENVILLE, SC 29602
864/271-7733


BOWATER
COMMUNICATION PAPERS

ADMINISTRATION
1515 FIFTH AVENUE
SUITE 400
MOLINE, IL 61625
309/797-1389

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

3129 STATE STREET
BETTENDORF, IA 52722-5253

550 LILLARD DRIVE
SPARKS, NV 89434-8955

42 INDUSTRIAL CIRCLE
CONESTOGA VALLEY
INDUSTRIAL CENTER
LEOLA, PA 17540

3000 EAST PLANO PARKWAY
PLANO, TX 75074-7421


SALES OFFICES

SAN DIEGO, CA
SAN RAMON, CA
YORBA LINDA, CA
CLEARWATER, FL
LAKELAND, FL
ATLANTA, GA
SNELLVILLE, GA
LISLE, IL
MOLINE, IL
ROSELLE, IL
WOBURN, MA
TROY, MI
ROSEMOUNT, MN
WHITE BEAR LAKE, MN
CHESTERFIELD, MO
CEDAR KNOLLS, NJ
NEW YORK, NY
BEACHWOOD, OH
TOLEDO, OH
STILLWATER, OK
LEOLA, PA
WAYNE, PA
JOHNSTON, RI
GERMANTOWN, TN
DUNCANVILLE, TX
HUMBLE, TX
IRVING, TX
BOTHELL, WA


PRODUCED BY
CORPORATE RELATIONS,
BOWATER INCORPORATED

(C) 1996 BOWATER INCORPORATED,
PRINTED IN U.S.A

BOWATER INCORPORATED IS AN
EQUAL OPPORTUNITY EMPLOYER.

(Recycled Logo)PRINTED ON RECYCLED PAPER.