Form 10-K405, Exhibit 13
period 1996-12-31
BOWATER INC
filed 1997-03-26
CIK 743368

                               Annual Report 1996

                                    Bowater
                                  Incorporated


(Full page background photo appears--see next page for caption)

Financial Highlights

(In millions, except per-share amounts)                1996            1995
Net sales                                            $1,718.3        $2,001.1
Operating income                                        301.2           549.3
Net income                                              200.2           246.9
Fully diluted income per common share                  $ 4.55        $   5.22
Average common and common equivalent shares outstanding  42.9            43.4
Dividends declared per common share                      $.80           $ .60
Total assets                                          2,865.5         2,908.2
Total shareholders' equity                            1,171.1         1,095.4
Percent return on average common equity                  18.6%           27.5%
Total debt                                            $ 760.6         $ 818.1
Total debt as a percentage of total capitalization       36.5%           38.7%
Current ratio                                            2.97x           2.36x
Capital expenditures, including timberlands             107.0            96.0
Registered shareholders                                 5,600           5,900
Employees                                               5,025           5,500
Common stock price range                         31 3/4-41 1/4  26 1/2-53 1/2

Contents:
At A Glance 1
To Our Shareholders 2
Newsprint 6
Coated Paper and Pulp 10
Great Northern Paper 14
Environment,
Health and Safety 18
Financial Report 20



Front cover: In the foreground is a portion of Great Northern Paper's (GNP) timberlands in Maine adjacent to Mt. Katahdin and Baxter State Park. At 5,267 feet, Mt. Katahdin is the tallest mountain in the state and marks the northern terminus of the Appalachian Trail.

(Full page background photo appears with the following caption.)

Pictured: Compass Pond on
GNP's Golden Road located in Maine's unorganized territory.

At A Glance


(Photo appears here)

Newsprint
Bowater's Newsprint Division is responsible for paper mills at Calhoun, Tenn., and Liverpool, Nova Scotia, as well as the sales of production from one machine in Catawba, S.C., and East Millinocket, Maine; a recycle facility at Calhoun and shared use of one at East Millinocket; two lumber mills; 1.1 million acres of timberlands; and 2,100 employees. It is the largest manufacturer of newsprint in the U.S., producing 1.5 million short tons per year, or 8% of North American production capacity and 10% of U.S. market share.

Products and Services: Division production includes 25-32 lb. virgin and recycled fiber content newsprint (letterpress, offset, flexography) in white and colors, as well as other uncoated groundwood papers. Customers include leading newspapers throughout the world.

Export Markets: Argentina, Brazil, China, Colombia, Ecuador, Egypt, France, Germany, Guatemala, Hong Kong, India, Israel, Malaysia, Saudi Arabia, Taiwan, the United Kingdom, Uruguay, Venezuela.


Percent of
Total Revenues
(Percentages for Star Forms,
sold 11/96, not shown.)

(Bar graph appears here with the following plot points.)
1996       1995
38         34

Coated Paper and Pulp

(Photo appears here)

The Coated Paper and Pulp Division is responsible for a paper mill in Catawba, S.C., and the sales of production from three coated paper machines in Millinocket, Maine; pulp operations at Catawba S.C., and sales of market pulp from Calhoun, Tenn.; 420,000 acres of timberlands; and over 1,100 employees. Bowater is the fifth largest North American manufacturer of coated groundwood paper, producing approximately 450,000 short tons, or 10% of U.S. capacity. The Division's market pulp output is roughly 380,000 short tons, or around 6% and 2% of U.S. softwood and hardwood capacity, respectively.


Products and Services: Division paper sales include 34-55 lb. virgin and recycled fiber content coated groundwood No. 5 paper (offset, flexography, rotogravure) in matte and glossy furnishes, as well as a range of coated groundwood No. 4 papers. Customers include some of the largest magazine/catalog/coupon publishers and printers in the world. Division pulp sales include fully bleached softwood and hardwood market pulp for a variety of end uses. Customers include some of the largest paper and board manufacturers in the world.


Export Markets:

Coated Paper: Argentina, Australia, Belgium, Brazil, Canada, France, Japan, Korea, Mexico, the Netherlands.

Pulp: Belgium, Brazil, Canada, China, Colombia, Ecuador, Egypt, France, Germany, Indonesia, Italy, Japan, Jordan, Korea, the Netherlands, Spain, Taiwan, Thailand, Tunisia, Turkey, the United Kingdom, Venezuela.


Percent of
Total Revenues
(Percentages for Star Forms,
sold 11/96, not shown.)

(Bar graph appears here with the following plot points.)
1996       1995
29         32



Great Northern Paper


(Photo appears here)

Bowater's Great Northern Paper, Inc., (GNP) Division consists of two paper mills in Millinocket and East Millinocket, Maine; a recycle facility at East Millinocket; Pinkham Lumber; 2.1 million acres of timberland; a hydroelectric system; and approximately 1,700 employees. The Division is the largest manufacturer of directory paper in the U.S., producing over 221,000 short tons, or approximately 28% of U.S. market share.

Products and Services: GNP's paper mills manufacture directory paper and newsprint as well as coated and uncoated groundwood specialty papers. Recycled fiber is produced for use in uncoated groundwood papers to meet customer needs. Pinkham Lumber produces softwood dimension lumber and mill-used wood chips. The Division is responsible for the sale of directory and specialties paper.

Export Markets:

Directory: Australia, Brazil, Colombia, France, Germany, Great Britain, India, Italy, Japan, Korea, Mexico, Panama, Saudi Arabia, Uruguay.

Specialties: Australia, India.


Percent of
Total Revenues
(Percentages for Star Forms,
sold 11/96, not shown.)

(Bar graph appears here with the following plot points.)
1996       1995
25         22

To Our Shareholders



(Photo appears here with the following caption.)

Company officers seated (l to r): E.P. Duffy, A.D. Fuller, A.M. Nemirow, D.G. McNeil, R.J. Pascal.
Standing (l to r): S.G. Lanzl, R.F. Frisch, A.H. Barash, R.A. Moran, R.D. Leahy, D.J. D'Antuono, D.G. Maffucci, J.H. Dorton, M.F. Nocito, W.C. Shiba

Bowater recorded a solid operating performance in 1996, one of the most profitable years in our history. We accomplished this despite a significant decline in pricing for three of our primary products -- newsprint, coated groundwood papers and pulp. Our balance sheet is strong, our debt to capital ratio ended the year at 36.5%, and operating costs and efficiencies improved by nearly $150 million since the inception of our cost reduction program two years ago. In 1996, almost $200 million of non-strategic assets were sold, consisting of timberland and the company's Communication Papers (business forms) Division, Star Forms. All five of our pulp and paper mills now have been certified under the ISO 9002 International Quality Standards program. Most importantly, Bowater's annual return to shareholders for the past two years, including dividends, has exceeded 21%, on a compounded basis. Forbes ranked Bowater first in return on both capital and equity in comparison with 18 other pulp and paper companies during 1996 and The Wall Street Journal ranked Bowater first among pulp and paper companies in five year average shareholder return. With much hard work behind us, we are now poised for new challenges and growth opportunities.

Financial Results

Sales in 1996 were $1.7 billion, the second highest in Bowater's history, compared to $2.0 billion the previous year. Net income for the year was $204.1 million, or $4.64 per fully diluted share, before charges relating to the retirement of debt, but including a $40.4 million after tax gain, or $.94 per fully diluted share, on the sale of timberlands and a $17 million after tax gain, or $.40 per fully diluted share, on the sale of Star Forms. Net income, after charges, was $200.2 million, or $4.55 per share, compared to $246.9 million, or $5.22 per share in 1995.

     Bowater's balance sheet improved significantly in 1996, as we further enhanced shareholder value by:

o Increasing our cash and marketable securities balance at year end by $166 million over the previous year to $431 million, or $10 per share.

o   Reducing indebtedness by $58 million ($358 million reduction since December
    1994).

o Repurchasing 2.6 million shares of our common stock, part of a 4 million share program completed this February.

o Redeeming all $115 million of our Series B Convertible Preferred Stock (PRIDES), which had the effect of permanently lowering our fully diluted outstanding shares by approximately 880,000 shares and saving $4.8 million in cash dividends in 1997.

o   Redeeming $25 million of our Series A LIBOR Preferred Stock.

     The company's financial condition is excellent, providing substantial flexibility to capitalize on strategic opportunities as they arise.

Operating Results

After several straight quarters of improving markets, newsprint prices peaked at record levels in early 1996. In response to increasing prices, customers reduced consumption and built inventories worldwide. As a result, demand weakened and prices began to decline in the second quarter. Despite these weak market conditions, Bowater's strong customer ties and efficient operations allowed us to avoid market downtime. In fact, Bowater's newsprint shipments increased over 1995. U.S. customer inventories, which peaked at 57 days of supply in the first quarter, were reduced to a more normal level of 36 days as the year ended, and consumption of newsprint began to show improvement by midyear. Most new capacity coming into production is in Asia, where the demand growth is the highest in the world. No significant new capacity in North America is expected to come on stream before the year 2000. Based on these changes in fundamentals, Bowater recently announced a $75 per metric tonne domestic newsprint price increase effective March 1, 1997.

Large inventories and weaker demand also characterized the coated groundwood papers market in 1996. With strong customer loyalties, however, we experienced no market downtime during the year. Our pricing declined over 15%, with shipments down approximately 9% by the fourth quarter. The coated groundwood market began to show signs of strengthening late in the year. U.S. mill inventories continue to drop from their May 1996 peak, but they remain higher than historical averages. Our customers entered 1997 with more optimism than last year, as early indicators of magazine ad page growth are favorable. With market conditions recently improved, our orderbook is strong for the first quarter of 1997.

Our directory business was good. Prices for directory papers rose early in the year but leveled off in the second half. With approximately 28% of U.S. market share, Bowater has a significant presence in the domestic market. As the global telecommunications industry expands, we expect to become an important supplier to these markets as well.

Market pulp conditions deteriorated quickly in the first half of 1996 as customers worked off very large inventories around the world. In the second half of the year, demand improved, and inventory levels declined. Reflecting this trend, our market pulp pricing gradually improved late in the year.

After many years of effort, in October 1996, our Great Northern Paper Division in Maine received the renewal of its 30-year license from the Federal Energy Regulatory Commission to operate its hydroelectric

Return on Equity
(percent)

(Bar graph appears here with the following plot points.)

92        93        94        95        96
(9.6)     (8.6)     (3.0)     27.5      18.6


Net Sales
($ billions)
(Bar graph appears here with the following plot points.)

92        93        94        95        96
1.36      1.35      1.36      2.00      1.72



Net Income (Loss)
($ millions)

(Bar graph appears here with the following plot points.)

92        93        94        95        96
(82.0)   (64.5)     (4.8)     246.9     200.2


Total Debt as a Percentage of Total Capitalization
(percent)

(Bar graph appears here with the following plot points.)

92        93        94        95        96
51.9     54.1      50.3      38.7       36.5










dam facilities along the West Branch of the Penobscot River. Although appeals are pending by several parties, we are optimistic that our relicensing objectives will be achieved. Secondly, the voters of Maine rejected a referendum proposal in November that would have unduly burdened GNP's ability to harvest timber from our vast timberland holdings in the state. An alternative "Forestry Compact," which was forged among Maine's government leaders, the paper industry, organized labor and environmentalists, received a significant affirmative vote and, although not binding, has provided the foundation for securing public support of the industry's forestry practices in Maine. The Forestry Compact will again go before the voters of Maine later in 1997, but GNP has already unilaterally implemented many of its provisions as we continually seek to improve and enhance our forest management practices.

Our emphasis on improving mill operations will continue. We are now establishing "gainsharing" plans at each of our operating locations, as well as at corporate headquarters, to reward employees for achieving new goals in safety, cost reduction, productivity and quality performance. Our management group is strongly motivated, through annual and long-term incentive plans, to achieve not only the foregoing goals, but other objectives which are very closely tied to enhanced shareholder value: return on net assets at both the division and corporate levels and return on new capital investment.

Not only are our markets firming, but Bowater's methods of doing business also continue to improve. Two years ago, we embarked upon an intensive "activity-based" cost assessment program at every company facility. In addition to the $150 million annual cost and efficiency improvements resulting from these efforts, our management team has implemented new capital budgeting disciplines, which focus on returns on new investment, without jeopardizing necessary capital requirements for projects driven by obsolescence and government compliance. Rigorous review of capital projects enabled us to hold capital expenditures in 1996 to $107 million.

Strategic Direction

Bowater's ultimate goal is to enhance shareholder value, through improved financial performance on a sustained basis. With our balance sheet now one of the strongest in the industry, we hope to achieve superior financial results by:

o    Continuously improving operations.

o Increasing market share in one or more of our primary product lines, most likely through acquisition.

o    Optimizing the values of our vast timberland and energy resources.

     Acquisition efforts have intensified in the past several months. Nevertheless, proper valuation and timing are essential to success, so we are proceeding cautiously and with focus.

     Bowater serves a dynamic, expanding international customer base. We have confidence that the printed newspaper produced by our customers, the leading publishers in the industry, will remain a medium of choice for news and advertising expenditures. Inexpensive, portable and convenient, newspapers will continue in demand for years to come. We have the same optimism for our coated and directory papers and pulp businesses.

     We intend to capitalize on the strength of our talented employees, substantial physical assets and excellent customers, to improve and to grow our core businesses for greater long-term profitability. I am confident that Bowater now has the management team in place to achieve these objectives for the benefit of our shareholders.


(Photo of Arnold M. Nemirow appears here)

     Finally, I want to acknowledge our appreciation for the dedicated service of our director of over 10 years, H. Gordon MacNeill, who will be retiring from the board in May. Gordon's unique contributions have been invaluable and will be greatly missed by all of us at Bowater. To fill this vacancy, the board elected Charles J. Howard of Toronto as a director effective April 1. Charles brings to Bowater a wealth of business experience that will serve the company well.

Sincerely,

(Signature of Arnold M. Nemirow)
Arnold M. Nemirow
Chairman, President and Chief Executive Officer
March 11, 1997

Newsprint


(Logo appears here with the following text: Registered Firm
ISO 9002-1994/Q9002-1994 Certificate QSR-443 Bowater Newsprint Calhoun, TN)

(Logo appears here with the following text: ISO 9002, DNV, DNV
Certification, Inc., REGISTERED FIRM, Bowater Newsprint, Nova Scotia,
Canada)

(Photo appears here with the following caption.)
Spanning the globe, Bowater's customer base includes leading newspapers providing business, political and general information to roughly 57% of the world's population.



Bowater's Newsprint Division is the largest newsprint producer in the U.S. and one of the largest in North America, with annual sales of 1.5 million short tons, or approximately 8% of North American production capacity and 15% of U.S. market share east of the Rocky Mountains. Our low-cost facilities are strategically located to serve the major newsprint markets and provide superior service to an extensive customer base of leading newspapers in the U.S., Canada and abroad.

     Our Calhoun, Tenn., operation, with five machines, is the largest newsprint manufacturing facility in North America. These machines and one at the company's Catawba, S.C., facility are rated among the most efficient in the world. Our Mersey mill in Liverpool, Nova Scotia, Canada, has two machines and is dedicated primarily to international markets because of its advantageous deepwater port. We have one additional machine at our Great Northern Paper Division in East Millinocket, Maine.

     Recycled fiber facilities at Calhoun and Great Northern Paper contribute to the manufacture of recycled newsprint that is equal in quality to virgin product.

     The company's 3.6 million acres of timberland, the source of 38% of total company fiber needs, are


Shipments by Mill

(Pie chart appears here with the following plot points.)

Calhoun        55%
Mersey         17%
Catawba        17%
GNP            11%

(Three photos appear here with the following captions:
Insets (l to r): Final roll inspection and customer designation are completed prior to wrapping and shipping.

Parent reel checks are performed before slitting and winding.

Vacuum loading of twelve 1.2-ton rolls of newsprint at Mersey mill, Nova Scotia, destined for Far East venues. Approximately 20% of Bowater's annual newsprint production is shipped by sea.


managed to meet or exceed industry guidelines for sustainable forestry. We further provide pocket wilderness areas, forest camps, picnic areas and recreational trails for public use. The Newsprint Division is directly responsible for the oversight of approximately 1.1 million acres.

     Despite difficult market conditions in 1996, Bowater performed well. In the U.S., publisher inventories remained high throughout most of the year but returned to more normal levels by year end. Most export markets held high inventory levels as well, and prices declined.

     Our newsprint orderbook remained strong throughout 1996, and we were able to run our mills at full capacity. Customers continued to support us because of our reliability of supply, product quality and exceptional customer service. Bowater is the preferred sheet in many pressrooms.

     In 1996, we continued to focus on our customers' needs. We spent more time with them at our mills and in their plants than ever before. This was done to further educate ourselves and our customers by better understanding their expectations and sharing mutual concerns and interests.

     We involved our mill personnel more extensively with customers. At each mill, we established user groups that brought in customer press and production personnel for roundtable discussions on operating, printing and runnability issues. We also created a customer response team, representing all areas of the Mersey mill, to address quality concerns. Additionally, we sent personnel into overseas pressrooms to make presentations to operators on papermaking and usage.

     We increased our partnership opportunities with customers and

(Three photos appear here with the following captions:
Insets (l to r): State-of-the-art winder operations are used for improved roll quality.

Our $120 million recovery boiler and control room at Calhoun, Tenn., incorporate the latest technology for emission control.

30-tons reels of newsprint are positioned prior to winding.



continued to participate in cross-training exercises in which mill and sales personnel spend time in pressrooms learning even more about how newsprint is used by the customer.

     During 1996, we completed an extensive in-house survey of our customers, which showed that we rate well in individual pressrooms in relation to our competition. The results of the survey are the basis of 1997 goals and objectives to improve performance in every account.

     We also developed an on-line customer profile system to provide comprehensive information on our customer base. The profile enables us to marshal our entire newsprint organization to accomplish goals and objectives for each account in 1997.

     Gainsharing plans were implemented at our Calhoun mill and in our sales and administrative organizations. These plans are designed to provide added incentive for all employees to improve safety, performance and quality while increasing productivity and reducing costs.

     In 1996, we also opened a sales office in Singapore, our first offshore, to get closer to our customers in a rapidly growing marketplace.

     In August 1996, our Calhoun mill was ISO 9002 certified, joining the Mersey mill, which attained certification the previous year.

     The ISO 9002 certification is an internationally recognized quality standard which provides a competitive advantage, particularly in the offshore markets.

     One priority in 1997 will be an ongoing review of product performance at our customers' pressrooms. Our goal is to improve runnability and build on our strengths of service and reliability to surpass our current standing in each account. Our customer profile database,

(Three photos appear here with the following captions:
Insets (l to r): Approximately half of Bowater's total annual newsprint production was shipped by rail in 1996.

The Division's Business Process Improvement Order Fulfillment Team has identified various non-value-added activities for elimination and enhanced process efficiencies.

Members of Mersey mill's Customer Response Team monitor Bowater newsprint being run at Quebecor Atlantic Limited's plan in Dartmouth, Nova Scotia. Bowater is a major supplier to Quebecor, which is one of the region's fastest growing commercial printers.


Shipments by Market
(Pie graph appears here with the following plot points.)

Export Newsprint         17%
Domestic Newsprint       81%
Canadian Newsprint        2%


teamwork, knowledge and product will combine to enable us to exceed our customers' expectations. We will continue to improve communication between customers and Bowater at all levels, so that the appropriate people are communicating with one another about issues that arise at any stage of the order fulfillment cycle.

     Recycling will continue to be a strategic challenge in 1997. Extensive discussions with many of our customers during the past year will serve as the basis for Bowater's future commitment to deliver our newsprint products with the recycled content specifications necessary to satisfy the changing demands of the marketplace.

     Overall, our strategy for 1997 will stress quality and service, as we continue our efforts to fulfill our vision of being the best newsprint organization in the world.

Coated Paper and Pulp      (Logo of Lloyd's Register Quality Assurance ISO9002)

(Photo appears with the following caption.)
Over 200 coated paper customers include a large number of internationally acclaimed publishers and printers.


The Coated Paper and Pulp Division is responsible for the sale of approximately 450,000 short tons of coated paper, representing approximately 8% and 10% of North American and U.S. capacity, respectively. Roughly 75% of production originates from two machines at our Catawba, S.C., mill with the remainder from three machines at Great Northern Paper in Maine. The Division's customer base includes commercial printers with product applications in a wide range of business and consumer areas, such as magazines, catalogs, fliers, coupons, labels, direct mail pieces and sales sheets.

     The Division also sells 380,000 short tons of market pulp, constituting approximately 6% and 2% of U.S. softwood and hardwood capacity, respectively. Southern softwood pulp is produced at Catawba and southern mixed hardwood pulp at Bowater's Calhoun, Tenn., mill. Market pulp is sold worldwide and used in the manufacture of products such as paper, tissue, boxes and filters.

     Fiber supply is partially satisfied by 420,000 acres of timberland under Division control.

     1996 market conditions began with a carryover of high coated paper inventories, primarily at the printer/end user level. This led to a


Shipments by End Use Segments

(Pie chart appears with the following plot points.)
Magazines           35%
Catalogs            33%
Fliers/Coupons       9%
Books                7%
Other               16%

(Three photos appear here with the following captions:
Insets (l to r): Available twenty-four hours a day, seven days a week, sales service personnel coordinate production and manage inventory/warehousing, delivery and quality assurance for a world-wide and world-class clientele.

High-quality bleached southern pine market pulp is prepared for shipment from Catawba, SC.

Reel cleaning is performed at the finishing end of paper machine No. 2's coater at Catawba, S.C. The coater has a 4,000 feet-per-minute drying capacity.



large drop in pricing as supply outstripped shipments. By year end, customer inventories returned to more traditional levels with mill stocks remaining high. Division production, however, ran full without market-related downtime, in contrast to many competitors.

     Among business indicators, orders for magazine advertising pages printed for major publishers were weak in the first part of the year but rebounded slightly in the second half. Catalog mailings, as measured by third-class mail weight and pieces, also registered a drop in early 1996 due to conservation efforts but improved later in the year.

     In the first half of 1996, excessive market pulp inventories on a worldwide scale negatively affected our orderbook as well as pricing levels. As these inventories were gradually reduced throughout the summer and fall, pricing levels steadily improved for the company.

     In late 1996, a pulp dryer wet end rebuild at Calhoun, Tenn., resulted in an increase of hardwood market pulp capacity. The benefits of this increase were realized in the last few weeks of the year and will be fully realized through increased production and sales in 1997.

     During 1996, the Division embarked upon a major organizational change that has helped it better understand our customers' businesses and offer improved service. The innovation came in the creation of a "Design Team" as a joint effort between union and division management to examine our strategy, structure, systems, competence and culture. The first phase of the "Design" involved development of descriptions of structural and systemic changes intended to maximize present and future profitability. A second phase created three leadership teams from manufactur-

(Three photos appear here with the following captions:
Insets (l to r): The supercalender is used to tailor density, smoothness and gloss to customer specifications.

Pictured is a representative cluster from 168 control valves on the headbox of paper machine No. 1 shown below.

The dilution control headbox at our Catawba mill uses advanced technology to control distribution across the paper machine resulting in more uniform sheet basis weight.



ing, administrative and woodlands areas. These teams developed action plans used by employee implementation teams which customized them for their specific areas. An example is the Paper Area Implementation Team, which started with new ideas for over 1,400 improvements toward achieving a better-performing organization.

A second major Division objective was the successful completion of the ISO 9002 certification process in December 1996, which will lead to more consistent quality for the products manufactured at the Catawba site. This is especially crucial for international customers, many of whom require the registration of their suppliers.

     In 1996, the Division met its goal of 20% controllable cost reduction. Productivity, as measured by tons per man-hour worked, remains among the highest in the industry, and the Division continues to seek increased productivity without jeopardizing product quality or service.

     The Division continues to explore new product opportunities to expand the breadth and depth of its coated paper offerings to customers, as well as optimize its manufacturing capability. 1997 will see major quality improvement initiatives, including a $17.5 million investment for a top wire former on paper machine No. 2 at Catawba. This project will enhance quality and at the same time improve the throughput of the machine. Specifically, it will improve runability in our customers' pressrooms and provide a more consistent product with beneficial printing characteristics. A growing development team continues to strive for excellence by investigating new papermaking techniques to improve product characteristics.

     The Division is enhancing its cus-

(Three photos appear here with the following captions:
Insets (l to r): Members of the Coated Paper and Pulp Division Design Team recommend changes to enhance preferred supplier status, low-cost operations, training and empowerment of the workforce, continuous improvement and our standard-setting practices.

Nearly 2.5 million tons of wood chips are used at Catawba each year.

Approximately 2.0 million tons of timber were consumed in Division operations during 1996. Pictured is a 40-ton capacity hoist in the woodyard at the Catawba mill.

Sales ($ millions)

(Bar graph appears here with the following plot points.)

                    94        95        96
Market Pulp         130.6     233.3     154.3
Coated Paper        307.0     463.8     356.3



tomer data base this year to allow all Division employees to easily access and learn more about our customers' and their customers' businesses.

     In addition, a comprehensive customer satisfaction survey and action plan has begun and will continue throughout 1997 and beyond.


     A final priority is the continuation of employee gainsharing within the Division. This incentive plan, which focuses on safety, quality, productivity and cost reduction, will permit our employees to benefit financially by providing enhanced products and services to customers throughout the world.

Great Northern Paper (Logo of Lloyd's Register Quality Assurance ISO9002)

(Photo appears here with the following caption.)
Bowater supplies directory paper to telephone companies and other customers worldwide.



Bowater's Great Northern Paper (GNP) Division manages annual production and sale of over 221,000 short tons of virgin and recycled fiber content directory paper. We are the largest directory paper manufacturer in North America with approximately 28% of U.S. market share. The Division also produces and sells 38,000 tons of specialty papers grades, and makes 172,000 tons of newsprint as well as 106,000 tons of coated papers sold through other divisions.

     Manufacturing operations consist of four machines at Millinocket, as well as two machines and a recycle facility at East Millinocket, Maine.

     Directory customers include U.S. regional Bell operating companies, overseas telecommunications entities, as well as directory and text publishers. Specialty grades are sold to a variety of converters including textbook publishers.

     The Division's Pinkham Lumber Company produced 66.2 million board feet of dimension lumber in 1996, down 9% over the previous year. The decline was attributable to increased use of smaller diameter timber.

     GNP is the largest private landowner in the state of Maine, with 2.1 million acres of timberlands



GNP Worldwide Directory Market

(Pie chart appears here with the following plot points.)

U.S. Telephone      75%
U.S. Reference      11%
Export              14%

(Three photos appear here with the following captions:
Insets (l to r): Computer systems permit continuous monitoring of sheet moisture and caliper profiles.

Roll stenciling is used for customer order and quality tracking. The roll number designates the mill where the paper was made, production date, machine on which it was produced and position on the reel.

Paper machine No. 11, in Millinocket, Maine, produces the widest roll of directory paper worldwide with a 296-inch trim. Total 1996 output was 108,528 tons.


and the largest private hydroelectric system in the U.S. generating a majority of required power supply.

     Although general market conditions lowered paper product pricing in 1996, our operating income increased 13% over the previous year due to the impact of long-term sales contracts. U.S. yellow page volume was down 6-8% compared with 1995, as U.S. regional Bell operating companies implemented conservation measures in response to 1995 price increases. U.S. directory consumption year over year remained flat while international consumption grew at about 3%.

     Pinkham Lumber benefited from improved efficiencies gained by new equipment and higher lumber prices.

     Key achievements in 1996 included ongoing cost reduction, safety improvements and relicensing of a portion of the Division's hydroelectric system by the U.S. Federal Energy Regulatory Commission.

     Employees continued to generate and implement ideas which have provided operating cost and efficiency improvements of $45 million over the past two years.

     Improvements were made on paper machines to enhance both performance and quality. Fiber recovery cleaner systems were installed on all of GNP's paper machines to reduce waste. Changes were completed on paper machine No. 11 at Millinocket that increased efficiency and reduced wet end breaks. The machine also established a new speed record. Additionally, new equipment is being installed at the recycle facility in East Millinocket that will assist in providing both a higher quality pulp and yield.


     In June 1996, GNP's mill operations achieved ISO 9002 certification for maintaining and

(Three photos appear here with the following captions:
Insets (l to r): GNP papers undergo rigorous scrutiny for various characteristics including opacity, smoothness and porosity.

Tensile strenth measurement is performed to assure that product meets customer requirements.

Paper machine No. 6 is the fastest directory machine in the world, averaging 3,500 feet per minute.


documenting a quality program for the paper grades it produces. Bell Atlantic honored the division with its Continuous Quality Relationship (CQR plus) award as a "preferred supplier." A survey of newsprint customers receiving GNP product showed comparable recognition. In fact, the Division now satisfies 100% of newsprint needs of one Northeast publisher in the third year of a partnership program.

     Great Northern employees made significant strides in 1996 in safety performance. The OSHA incident rate for the Division was the lowest ever recorded. GNP's injury/illness rate dropped 32% in 1996 over the previous year.

     A true working relationship among the company, its union employees and OSHA continued. With full support from its 16 unions, GNP will soon apply for OSHA's Voluntary Protection Program (VPP). Only manufacturing facilities with tested systems for safety, demonstrating a total commitment by both management and labor, are eligible for VPP status.

     Employees at Great Northern continued to increasingly participate in the Division's activities under a Vision 2000 program that encourages open communications and sharing of ideas. A suggested gainsharing program for employees was instituted in 1996. It is based on the Division's productivity, safety, quality and cost reduction programs. Additionally, organized labor formed a chapter of the Pulp and Paperworkers Resources Council (PPRC) to educate the public and policymakers on issues of vital importance to the industry.

     In October 1996, GNP's Ripogenus and Penobscot hydroelectric facilities were relicensed for 30 years by FERC. The relicensing assures the

(Three photos appear here with the following captions:
Insets (l to r): Pulp recycled from wastepaper is continuously evaluated to assure that quality standards are met.

GNP's Financial Innovation Team's mission is to explore world-class organizations and make recommendations to ensure that the Division's financial organization is a peak performer.


In 1996, 131,839 tons of wastepaper were recycled at GNP, producing fiber used in the manufacture of recycled content directory paper and newsprint.

Major Areas of 1996 Cost Reduction

(Pie chart appears here with the following plot points.)

Coated Papers                 21.3%
Pinkham                        7.1%
Uncoated Papers               25.9%
Woodlands                     11.2%
Pulps                         14.9%
Utilities                      8.8%
Administration                10.8%



Division a long-term energy source that is both clean and renewable.

     In November 1996, Maine's voters defeated a referendum issue proposing severe restrictions on forestry practices. Another competing proposal called the Compact for Maine's Forests, which would establish limits on the use of clearcutting, create a sustainable management audit program and otherwise assure fair and consistent forest management practices, remains under consideration. Bowater, through GNP, proudly and successfully assisted in forging a diverse coalition in support of the competing measure.

     Going forward, opportunities to expand our export market for directory paper are promising, particularly in Europe. Attention is also being given to development and marketing of new coated specialty grades at the Millinocket mill. A new thermomechanical pulp plant is under review, which could yield even greater woodyard efficiency, better product and lower costs. We are also exploring new opportunities to optimize the value of our vast energy and timberland assets. Collectively, these steps are intended to assure unsurpassed product and service quality in our defined markets while maximizing return on investment.

Environment, Health and Safety



(Photo appears here with the following caption.)
The West Branch of the Penobscot River below Ripogems Dam at Great Northern Paper was enjoyed by over 150,000 outdoor enthusiasts in 1996.


Environment

Bowater has a well-established record of exemplary environmental leadership and sound stewardship of its natural resources. We believe in a "Good Neighbor" policy as good business and subscribe to it in practice. Continuous improvement is a requirement involving all employees and associates. 1996 environmental spending was nearly $14 million or approximately 13% of total 1996 capital expenditures.

     The company supports the American Forest & Paper Association (AF&PA) and Canadian Pulp and Paper Association (CPPA) environmental, health and safety principles as well as AF&PA's Sustainable Forestry Initiative and CPPA's Sustainable Forest Management Standards.

     During 1996, Bowater recycled 322,000 tons of old newspapers, magazines, catalogs and telephone directories. About 110,000 acres of timberlands holdings were in nature or wildlife habitat preserve set-aside programs, and nearly all of our remaining 3.5 million acres were available for recreational use by the public.

     In 1996, the company undertook various projects to assure clean air and water, maintain its woodlands and reduce solid waste. Below is a partial list of accomplishments.

Newsprint

o Mersey mill commissioned a $21 million (U.S.) effluent treatment plant to treat water discharges within strict Canadian limits for total suspended solids and biochemical oxygen demand.

o Calhoun, Tenn., operations received state approval to burn Tire Derived Fuel in existing bark boilers, eliminating roughly 1.5 million tires per year from landfills.

Coated Paper and Pulp

o The Catawba, S.C., mill's wastewater treatment system was upgraded through the addition of aerators and other equipment, resulting in enhanced removal of biological oxygen demand, increased system efficiency and further purification of effluent.

o The mill's electrostatic precipitators were rebuilt to improve performance, resulting in removal of 97% of particles from air returned to the environment.

o Through a joint venture with the South Carolina Department of Natural Resources and the National Wild Turkey Federation, the Division established two Wild Turkey Management Demonstration Areas. The first of their kind in the southeast U.S., the projects improve habitat for wild turkeys as well as deer, quail, rabbits, song birds and other animals.

Great Northern Paper

o GNP is leading successful industry efforts to forge general public support for a unique forestry compact to improve sustainable silvicultural activities.

o Under a new 30-year permit for operation of its hydroelectric system, the Division is planning to establish an additional conservation easement with Maine stretching 73 miles along the West Branch of the Penobscot River. This will bring to 150 miles the shoreline protection easements made by GNP to the state of Maine.

Environment, Health & Safety

(Three photos appear here with the following captions.)
Insets (l to r): The Hogskin Branch of Chickamauga Creek in Hamilton County, Tenn., is part of an 1,100-acre-company-owned pocket wilderness of waterfalls, rock-formations and scenic foliage visited by approximately 35,000 people each year.

Queens Recreational Boating Association handicapped racing starts in Herring Cove adjacent to Mersey mill, Nova Scotia, Canada.

Wildlife cohabitation is routine on company timberlands in Chester County, S.C.

Health & Safety

While striving to achieve business success, Bowater believes the safety and health of all personnel associated with its operations is its most important responsibility. The well-being of employees, contractors and visitors will not be compromised for any reason.

     We are firmly committed to providing proper training in safety and loss prevention at all locations. Further, we are taking the actions necessary to reduce our Occupational Safety and Health Administration (OSHA) incident rate to
1.0 by 2001.

     During 1996, Bowater began a safety revitalization program, establishing safety program coordination at the corporate leadership level. This has resulted in the creation of a companywide steering committee that researches and implements best practices both from within and outside the company.

Division 1996-related activities follow.

Newsprint

o A Safety Improvement Council made up of hourly and salaried personnel was formed at Calhoun to enhance safety systems throughout the mill.

o The Calhoun operation's 1996 OSHA incident rate improved 32% over the previous year for the mill; 77% for woodlands; and 56% for the sawmill.

o The Mersey operation had 20% fewer recordable incidents in 1996 than in 1995.

o Bowater Mersey received the prestigious Canadian Award of Excellence from the renowned St. John's Ambulance safety and health training organization for outstanding commitment to first aid and safety training.

Coated Paper and Pulp

o Behavioral Science Technology, a California-based pioneer of behavioral safety processes, completed an assessment of Division operations, from which a comprehensive action plan was developed.

o Training was completed for all hourly production and supervisory personnel who now participate in a voluntary observation program with critical behavior checklists from which new safety programs and processes are derived.

Great Northern Paper

o The 1996 safety incident rate improved to 8.5 from 12.5 the previous year.

o The Division reached 500,000 continuous safe employee hours worked on two separate occasions in 1996 without a lost-time injury.

(Full Page background photo of adding machine paper)

Financial Report 1996

Contents:
Business and Financial Review                 21
Consolidated Financial Statements             28
Notes to Consolidated Financial Statements    32
Management's and Auditors' Statements         41
Financial and Operating Record                42

(Full Page background photo of trees)

Business and Financial Review              Bowater Incorporated and Subsidiaries


Overview

The company's financial performance for 1996 was one of the best in its history. Net income in 1996 was $200.2 million, or $4.55 per fully diluted share, on net sales of $1.7 billion. Included in net income were: a gain on the sale of timberlands of $40.4 million after tax and minority interest, or $.94 per fully diluted share; a gain on the sale of the company's wholly-owned subsidiary, Star Forms Incorporated ("Star Forms," formerly Bowater Communication Papers Inc.), of $17 million after tax, or $.40 per fully diluted share; and extraordinary charges of $3.9 million after tax, or $.09 per fully diluted share, relating to the repurchase of outstanding debt. This compares to net income in 1995 of $246.9 million, or $5.22 per fully diluted share, on net sales of $2 billion. Results from 1995 include: a gain on the sale of timberlands of $1.4 million after tax, or $.03 per fully diluted share; an after tax charge of $14.5 million, or $.33 per fully diluted share, relating to salaried personnel reductions; an after tax charge of $30 million, or $.69 per fully diluted share, relating to the write-down of the company's investment in Star Forms; and extraordinary charges of $11.3 million after tax, or $.26 per fully diluted share, for premiums and expenses related to the repurchase of approximately $300 million of outstanding debt. Also included in the $5.22 per fully diluted share for 1995 is a $.23 per share charge relating to the partial redemption of the company's 8.40% Series C Cumulative Preferred Stock.

Fourth Quarter of 1996: Net income for the fourth quarter of 1996 was $18.2 million, or $.41 per fully diluted share, on net sales of $372.2 million. This includes an after tax gain of $17 million, or $.41 per fully diluted share on the sale of Star Forms; a gain on the sale of timberlands of $2 million after tax, or $.05 per fully diluted share; and an extraordinary charge of $.4 million, or $.01 per fully diluted share, relating to the extinguishment of $5 million of outstanding debt. This compares to net income for the same period last year of $95.3 million or $1.88 per fully diluted share, after a $.22 per share charge for the redemption of preferred stock, on sales of $543.9 million. Operating income for the fourth quarter of 1996 was $8.2 million, which was $171.4 million lower than the prior year, primarily due to significant declines in selling prices. The company's fourth quarter newsprint transaction price was 29 percent lower than in the fourth quarter of 1995, while coated paper and market pulp prices were 39 percent lower and 46 percent lower, respectively. The fourth quarter price for directory paper was 14 percent higher than in the fourth quarter of 1995. In addition to lower selling prices, the company also experienced higher operating costs during the quarter due to several nonrecurring items. These items included expenses related to an incentive compensation program of $10 million and scheduled maintenance downtime at two of the company's mills.

Results of Operations: 1996 Compared with 1995

The company's operating income was $301.2 million in 1996 on sales of $1.7 billion, compared with $549.3 million on sales of $2 billion in 1995. Average transaction prices for all of the company's products, except directory paper and lumber, were lower in 1996. These lower selling prices accounted for over 90 percent of the operating income decline. Net income for 1996 was $200.2 million, compared to $246.9 million in 1995.

Product Line Information: Although all company operations are grouped in a single segment, market and operating trends are discussed by major product. In general, the company's products are globally traded commodities. Pricing and the level of shipments of these products will continue to be influenced by the balance between supply and demand as affected by global economic conditions, changes in consumption and capacity, the level of customer and producer inventories as well as fluctuations in exchange rates.

Newsprint   The company's newsprint average transaction price for 1996 decreased 3 percent, while its newsprint tonnage shipments increased 3 percent, compared to 1995. The decline in price was largely driven by market developments, while the increase in shipments was due to changes in the company's product mix. In response to record-high transaction prices in 1995, U.S. daily newspapers and commercial printers instituted conservation measures to reduce newsprint usage. This, along with lower circulation, resulted in a decline in con-


Operating Income (Loss)
($ millions)

(Bar graph appears here with the following plot points.)

92        93        94        95        96
(74)      (63)      42        549       301

Newsprint

(Bar graph appears here with the following plot points.)

                              92        93        94        95        96
Average Transaction Price
(per short ton)               405       423      414       600       585


Sales Tons
(thousands of short tons)   1,064      1,437    1,460     1,402     1,446

(Full Page background photo of trees)


Coated Groundwood
(Bar graph appears here with the following plot points.)

                              92        93        94        95        96
Average Transaction Price
(per short ton)               663       696       677       975       824

Sales Tons
(thousands of short tons)     447       454       453       476       432


Market Pulp

(Bar graph appears here with the following plot points.)

                              92        93        94        95        96
Average Transaction Price
(per short ton)               429       317       436       717       393

Sales Tons
(thousands of short tons)     318       312       300       325       393



sumption. In 1996, these conditions continued, causing U.S. daily newspaper consumption to decrease 2 percent and total U.S. consumption to decline 3 percent compared to 1995. This decline in consumption, coupled with high consumer and producer inventories, resulted in lower average newsprint prices during the year. Export market prices were also lower in 1996, caused by an increase in North American exports and new capacity primarily in Asia. Inventories held by U.S. daily newspapers at the end of 1996 were at 36 days of supply, down from 43 days at the end of 1995, and from a high of 57 days at the end of February 1996. North American producer inventories at the end of 1996 were 512,000 metric tonnes, 80 percent higher than the level at the end of 1995, but lower than the third quarter of 1996. As a result of these recent inventory decreases as well as consumption improvements since midyear, several major newsprint producers, including the company, announced a March 1, 1997, $75 per metric tonne domestic price increase.

Coated Groundwood   The company's coated groundwood paper average transaction
price decreased 15 percent in 1996 compared to the average price in 1995. Shipments decreased 9 percent comparing the same periods, primarily due to the conversion of coated book paper production to uncoated grades and lower production associated with quality enhancements. A decline in coated groundwood paper demand since the beginning of 1996 caused selling prices to decline and producer inventory levels to remain above historical averages. There were several reasons for the shortfall in demand: commercial printers and magazine and catalog publishers continued to reduce excess inventory levels from 1995; paper purchases by catalog publishers for holiday catalog printing declined compared to 1995; and many end users employed conservation measures to reduce paper costs. U.S. coated groundwood paper shipments for 1996 decreased 13 percent compared to the prior year, while U.S. coated groundwood producer inventories at the end of December 1996 totaled 242,000 tons compared to 113,000 tons at the end of December 1995. The company's average transaction price has stabilized during the first two months of 1997.

Market Pulp   The company's market pulp average transaction price for 1996 declined 45 percent from 1995's average price, while shipments increased 21 percent. The increase in shipments was due to record market pulp production by the company, as well as improving market conditions as the year progressed. The decline in market pulp prices, which was first evident in late 1995, was a result of lower global paper demand and rising inventories. During the second quarter of 1996, however, the pulp market began to strengthen. This allowed producers to increase prices by $60 per metric tonne on June 1, and by $50 per metric tonne on July 1. A third price increase scheduled for the fourth quarter of 1996 was not implemented, as the surge in demand experienced earlier in the year subsided and NORSCAN (U.S., Canada, Finland, Norway and Sweden) inventories in the fourth quarter increased from third quarter levels. Although some market pulp producers attempted a price increase in early 1997, the strengthening U.S. dollar and continued high NORSCAN inventory levels have negatively affected the company's average transaction price during the first two months of the year.

Directory Paper   The directory paper market experienced strong demand during
1995 and early 1996, similar to demand in the newsprint market, causing prices to rise significantly. Higher prices in 1996 caused many U.S. telephone directory publishers to initiate conservation measures, decreasing the amount of paper needed and resulting in decreased consumption compared to 1995. In the export market, however, higher prices had a lesser impact on consumption. Despite these market conditions, the company's directory paper average transaction price increased 23 percent comparing 1996 to 1995, due to the impact of long-term sales contracts.

Lumber   The average transaction price for the company's lumber products was
13 percent higher in 1996 versus 1995. During 1995 and the early part of 1996, lumber prices were depressed due to the decreased levels of new housing starts. During the second quarter of 1996, an increased volume of new housing starts, lower producer inventories and higher foreign demand helped to increase prices, trends that continued into the third and fourth quarters of 1996. For 1996, U.S. housing starts totaled 1.5 million units, to date the highest in the decade.

(Full Page background photo of trees)

Communication Papers   On November 8, 1996, the company sold its Star Forms
converting business to CST Office Products, Inc., for $80 million, including $60 million in cash and a $20 million 13% Junior Subordinated Note. The company recorded a gain on the sale of $17 million after tax. Star Forms' shortened operating results for 1996 were lower than the full year of 1995, as average transaction prices decreased 21 percent, offset in part by lower raw material costs.


Cost of Sales and Other Income and Expenses:

Cost of sales decreased 3 percent from 1995 to 1996. In 1996, cost of sales continued to benefit from cost reduction and operating efficiency programs initiated over the last three years. In 1995, cost of sales included an $18 million charge related to salaried personnel reductions.

     Selling and administrative expenses decreased slightly from 1995 to 1996. Included in 1996 expenses was a $22.5 million charge, the major portion of expense associated with a three-year incentive compensation plan established in 1994. The plan compensated senior management based on the company's significant improvement in financial performance compared with a peer group and a 64 percent increase in share price, both of which were measures used in determining expense associated with the plan. A large portion of this expense was offset by savings and reductions in other areas. In 1995, selling and administrative expenses included a $6 million charge related to salaried personnel reductions.

     Interest expense decreased 11 percent from 1995 to 1996, as the company reduced its long-term debt by $58 million in 1996, and $300 million in 1995. Interest income increased over 100 percent, compared to 1995, as a result of excess cash that was invested in high-grade, short-term securities in 1996.

     Other income in 1996 included a $17 million gain from the sale of Star Forms and an $81.1 million gain from the sale of approximately 121,000 acres of timberlands located primarily in Alabama, South Carolina and Maine. The 1996 extraordinary charge of $3.9 million, net of taxes of $2.2 million, represents the fees and expenses incurred to retire long-term debt. Other income and expense in 1995 included a $2.2 million gain on the sale of 2,300 acres of timberlands and a charge of $30 million relating to the write-down of the company's investment in Star Forms. The 1995 extraordinary charge of $11.3 million, net of taxes of $7.1 million, represents the fees and expenses incurred to retire approximately $300 million of long-term debt.

Liquidity and Capital Resources

Cash and marketable securities balances at December 31, 1996, and December 31, 1995, were $430.7 million and $264.6 million, respectively.

     Cash and cash equivalents decreased from December 31, 1995, to December 31, 1996, by $179.3 million. The company's operations generated $336.2 million of cash during the year while $271.7 million and $243.8 million were used for investing and financing activities, respectively. Significant transactions for the year included the purchase of $345.4 million of marketable securities, the retirement of $58 million of debt and the repurchase of 2.6 million shares of common stock at a cost of $98.8 million. Long-term debt decreased 7 percent during 1996, while total shareholders' equity increased 7 percent, compared to 1995. The ratio of total debt to total capital decreased from 38.7 percent in 1995 to 36.5 percent in 1996.

Cash from Operating Activities: The company's operations generated $336.2 million of cash in 1996, $271.5 million less than the cash generated from operations in 1995. This decrease was largely the result of lower operating income and higher tax payments, as the company was able to defer approximately $75 million of tax payments from 1995 into the first quarter of 1996. The decrease was partially offset by favorable working capital changes.

Cash from Investing Activities: In 1996, the company invested $107 million in its facilities, $11 million more than in 1995. The most significant project in 1996 involved making $13 million in improvements to market pulp production facilities at the Calhoun mill. Cash from disposal of fixed assets, timber and timberlands totaled $126.7 million. The large majority of this inflow was from the sale of 121,000 acres of timberlands. The company also sold Star Forms, resulting in net cash proceeds of $53.9 million. Lastly, the company invested $345.4 million in marketable securities during the year. The net cash outflow from all of these activities totaled $271.7 million. The company anticipates capital spending of approximately $150 to $160 million in 1997.


Directory Paper

(Bar graph appears here with the following plot points.)

                              92        93        94        95        96
Average Transaction Price
(per short ton)               715       685       679       709       871

Sales Tons
(thousands of short tons)     126       202       189       229       211

(Full Page background photo of trees)

Ratio of Debt to Capital
(percent)

(Bar graph appears here with the following plot points.)

92        93        94        95        96
51.9      54.1      50.3      38.7      36.5

Cash from Financing Activities: During 1996, the company reduced fixed charges from interest expense and preferred stock dividends. In June and July of 1996, the company repurchased approximately $50 million of its $300 million 9% Debentures due 2009 at a cost of $55.4 million for payment of principal, premium and expenses. In December 1996, the company extinguished $5 million of debt prior to its scheduled maturity at a cost of $5.4 million. Including other repayments, $63.5 million was used to reduce the company's debt balances in 1996. Also in December 1996, the company made the second of three $25 million installments to redeem its LIBOR Series A Preferred Stock and called for the redemption on January 9, 1997, all of its outstanding 7% PRIDES Series B Convertible Preferred Stock (PRIDES). Approximately 4.9 million outstanding Series B depositary shares (each representing a one-fourth interest in a share of PRIDES) would have converted into common stock at a 1 to 1 ratio as of January 1, 1998, based upon the mandatory conversion provision of the PRIDES. However, the company was able to reduce the dilution to existing common shareholders by initiating the optional conversion at a rate of .82 of a share of common stock for each depositary share outstanding (approximately 4 million shares of common stock). Based on an annual dividend of $.80 per share, cash dividends on the newly issued common stock represent $4.8 million in annual savings versus the previous enhanced dividend on the PRIDES.

     In February 1996, the company's Board of Directors authorized management to repurchase up to 10 percent of the company's outstanding common stock within the next twelve months. During 1996, the company repurchased 2.6 million shares at a cost of $98.8 million, representing 66 percent of the total shares originally authorized for repurchase. In January 1997, the company's Board of Directors extended the repurchase period until June 30, 1997. The share repurchase program was completed on February 10, 1997.

    In January 1996, the Board of Directors of Calhoun Newsprint Company (CNC) declared a $60 million dividend. As a result, $29.4 million was paid to the minority shareholder on January 5, 1996. In December 1996, the Board of Directors of CNC declared a $40 million dividend. As a result, the company paid $19.6 million to the minority shareholder on January 3, 1997.

     The company's ratio of debt to total capital improved from 38.7 percent to
36.5 percent during 1996. The company achieved this reduced leverage despite repurchasing $98.8 million of common shares, redeeming $25 million of LIBOR Series A Preferred Stock and declaring aggregate dividends of $49 million payable to the minority shareholder of CNC. Strong company earnings and $58 million in total debt reductions contributed to the company's success. As a result of 1996 transactions, interest payments and preferred dividends were reduced on an annual basis by $5 million and $9.2 million, respectively. During 1997, the company expects that interest on current indebtedness and dividends on preferred stock will approximate $67 million and $4 million, respectively.

     The cash and marketable securities balance at January 31, 1997, was $367.5 million, $63.2 million lower than the 1996 year-end balance of $430.7 million. This decrease is largely the result of the repurchase of 1.4 million common shares at a cost of $57.2 million, the $19.6 million dividend payment to the minority shareholder of CNC and payments associated with the three-year incentive compensation program. Cash flow from operating activities in 1997 is not expected to be as high as the level achieved in 1996, based on the current prices of the company's pulp and paper products. The company will continue to seek opportunities for appropriate use of its available cash balances. Company management will consider various opportunities that encompass both internal and external investment alternatives, including additional debt reduction and common stock repurchases.

Environmental Items

The company is subject to a variety of federal, state and provincial environmental laws and regulations in jurisdictions in which it operates. The company believes its operations are currently in substantial compliance with applicable environmental laws and regulations.

     On November 1, 1993, the U.S. Environmental Protection Agency (EPA) proposed regulations that would impose new air and water quality standards aimed at further reductions of pollutants. Final promulgation of these regulations is expected to occur during 1997. The regulations, if adopted as

(Full Page background photo of trees)

proposed, would require compliance by the year 2000, or three years following the date of promulgation. If adopted as proposed, these new rules would require capital expenditures at all of the company's U.S. paper mills, but most significantly at its Catawba operation.

     The company has a number of options available to comply with the proposed regulations, and the extent of required capital expenditures will depend upon which of several alternative courses of action, consistent with final regulations, the company may undertake. Given the uncertainty as to the outcome of the final regulations, the company currently estimates that these alternatives could require capital expenditures of approximately $150 million to $250 million during the proposed three-year compliance period. The ultimate financial impact to the company will depend on the nature of the final regulations, the timing of required implementation, the cost of available technology, the development of new technology and the determination by the company whether to maintain production levels or operate certain equipment.

     Other than the EPA's proposed regulations described above, the company anticipates approximately $10 million to $15 million of capital expenditures per year for the foreseeable future to maintain compliance with environmental regulations.

     The company is not involved in any proceeding under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that it believes will result in liabilities that will have a material adverse effect on the company's future cash flow, financial condition or results of operations.

     While it is difficult to predict with certainty the nature of future environmental regulations, the company believes it will not be at a competitive disadvantage in meeting future U.S. or Canadian standards.

Accounting Standards

In June 1996, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The implementation of this standard will not have a material impact on the company's results of operations or financial condition in 1997.

Historical Reference: 1995 Compared with 1994

Sales and net income were at record levels during 1995. Net sales for the year were $2 billion, a 47 percent increase over net sales of $1.4 billion in 1994. Operating income was $549.3 million, significantly higher than the $42.1 million reported in 1994. Net income in 1995 of $246.9 million, or $5.22 per fully diluted share, was a substantial improvement over 1994's net loss of $4.8 million, or $.59 per fully diluted share.

Product Line Information:

Newsprint   Newsprint revenues in 1995 established a new record for the company. This was attributed to a 45 percent increase in the company's average transaction price, offset in part by a 4 percent decrease in shipments, compared to 1994. The decrease in shipments was largely due to a shift in a portion of the company's newsprint capacity to directory paper and groundwood specialty paper. Strong market demand and the lack of significant capacity additions enabled the company to implement price increases during 1995 totaling approximately $200 per metric tonne. These price increases were implemented despite a 4 percent decline in 1995 newsprint consumption by U.S. daily newspapers compared to 1994. In 1994, newsprint market conditions were also favorable. Growth in U.S. newsprint consumption, improving economic conditions and demand in foreign markets, and the closure or conversion of North American newsprint capacity all combined to reduce the availability of newsprint. These favorable conditions enabled the company to implement price increases in 1994 totaling approximately $140 per metric tonne.

Coated Groundwood   Sales of coated groundwood papers were also at record
levels in 1995 as demand remained strong throughout most of the year. U.S. magazine advertising pages increased in 1995 compared to 1994. The company's average transaction price increased 48 percent and shipments increased 5 percent, comparing the same periods. Strong demand combined with a lack of significant new capacity in North America enabled the company to increase prices four times in 1995. Conditions in the coated groundwood paper market in 1994 were also favorable for producers. The coated groundwood paper market improved

(Full Page background photo of trees)



during the second half of the year as magazine advertising pages increased and imports leveled off due to stronger European demand. These conditions allowed the company to implement two price increases in the latter part of 1994.

Market Pulp   The company's average transaction price for market pulp in 1995 was 64 percent higher than in the prior year, while shipments increased 8 percent. Healthy world economies, especially in the Far East and Europe, resulted in strong paper demand, enabling the company to increase prices for market pulp three times during the year. In the fourth quarter of 1995, however, demand for market pulp began to decline, causing prices to decrease. Market pulp demand in 1994 benefited from improvements in U.S. and European economies. Selling prices rose rapidly throughout 1994, and by year end, the company's average transaction price had doubled.

Directory Paper   The company's average directory paper transaction price and shipments increased in 1995 by 4 percent and 21 percent, respectively, as compared to 1994. The increase in shipments resulted from a shift in production from newsprint to directory paper, to take advantage of the strong demand present in the directory paper market during the year. In 1994, the company's directory paper prices declined as market pressure was exerted by customers substituting newsprint for directory paper and as additional competition entered the market.

Communication Papers   The company's 1995 average transaction price for
communication papers sold by Star Forms increased 59 percent over the 1994 average price. Higher prices from uncoated free sheet mills generated by supply constraints resulted in raw material cost increases which in turn enabled increased average transaction prices. This price improvement was partially offset by an 18 percent decline in shipments for 1995, compared to 1994. Prices in 1994 declined for the first half of the year but trended upward during the latter six months.

     During the second quarter of 1995, the company announced its intention to sell Star Forms and focus on its core pulp and paper making businesses. Subsequently, in November 1996, the company sold Star Forms to CST Office Products, Inc.

Cost of Sales and Other Income and Expenses:

In 1995, as part of its cost reduction and operating efficiency programs, the company eliminated approximately 350 salaried employee positions. This resulted in a total pretax charge of $24 million or $.33 per fully diluted share after tax for employee termination costs including severance and pension related costs. Approximately $18 million of this was recorded as a charge to cost of sales, while the remaining $6 million was recorded as a selling and administrative expense. Excluding this charge, cost of sales increased 9 percent due to higher shipment levels and raw material costs, offset in part by savings from the cost reduction and operating efficiency programs.

     Excluding the $6 million charge for employee terminations, selling and administrative expenses increased 15 percent compared to 1994. Most of this increase was due to charges relating to the company's incentive compensation plans as well as higher commission expenses.

     Interest expense decreased 19 percent in 1995 compared to 1994 as a result of lower debt levels. Other income and expense in 1995 included a $30 million charge relating to the write-down of the company's investment in Star Forms and a $2.2 million gain on the sale of timberlands, primarily in North and South Carolina. Included in 1995's net income was an extraordinary charge of $11.3 million after tax, for premiums and expenses related to the repurchase of approximately $300 million of outstanding debt.

     Other income in 1994 included a gain of $43.1 million from the sale of 221,000 acres of timberlands, primarily in Nova Scotia and Maine.

Liquidity and Capital Resources

Cash from Operating Activities: The company's operations generated $607.7 million of cash in 1995, $526.8 million more than the $80.9 million generated in 1994. The increase arose primarily from improvements in operating income. Operating cash flow also benefited from $15.5 million of lower interest payments and the deferral of approximately $75 million of tax payments to the first quarter of 1996. These benefits were partially offset by an increase in working capital.

(Full Page background photo of trees)


Cash from Investing Activities: In 1995, the company's capital spending totaled $96 million, a reduction of $120.1 million from 1994. In 1995, the most significant expenditure was $12.5 million for the completion of a new effluent treatment plant at the Mersey mill. Cash from disposals of fixed assets, timber and timberlands totaled $4.3 million. The majority of this inflow was from the sale of 2,300 acres of timberlands.

Capital outlays in 1994 totaled $216.1 million, including $104 million for the completion of a new recovery boiler at the Calhoun operation. Cash from disposals of fixed assets, timber and timberlands totaled $48.1 million resulting from the sale of 221,000 acres of timberlands.

Cash from Financing Activities: During 1995, the company undertook several financial transactions to strengthen the balance sheet and reduce the impact of fixed charges from interest expense and preferred dividends. In March 1995, the company repurchased $182 million of its $200 million, 8.5% Notes due December 2001. In July 1995, the company repurchased $117 million of its $125 million, 8.25% Notes due October 1999, bringing total debt retirements in 1995 to approximately $300 million and improving the ratio of debt to total capital from 50.3 percent in 1994 to 38.7 percent in 1995. In June of 1995, the company redeemed at par the remaining $15 million of preferred stock of CNC held by the minority shareholder. In November 1995, the company completed a tender offer for $59 million of its $85 million, 8.40% Series C Cumulative Preferred Stock. Finally, in December 1995, the company made the first of three mandatory $25 million installments to redeem its LIBOR Series A Preferred Stock. As a result of these transactions, interest expense and preferred dividends were lowered on an annual basis by approximately $25 million and $7.5 million, respectively.

   In 1995, the company put in place a new five-year credit facility with eight banks for $150 million expiring in September 2000. Also in 1995, the company canceled the asset securitization program that allowed it to sell up to $80 million of its receivables. There were no receivables sold under this program during 1995 and 1994.

   In 1994, the company anticipated that cash flow from operations would be insufficient to meet its requirements and that it faced the potential for a debt rating downgrade to below investment grade levels. In response, the company completed the sale of its 7% PRIDES Series B Convertible Preferred Stock and 8.40% Series C Cumulative Preferred Stock. Net proceeds of $193.2 million were used to finance the recovery boiler at the Calhoun mill and to cover costs associated with the closure of obsolete facilities at the Millinocket operation. In addition, the proceeds were used to fund severance costs in connection with the 1995 companywide personnel reductions and for general corporate purposes.

(Full Page background photo of trees)



Consolidated Statement of Operations       Bowater Incorporated and Subsidiaries



(In thousands, except per-share amounts)
Years ended December 31,                                                      1996                  1995            1994

Net sales                                                                 $ 1,718,269           $ 2,001,141    $ 1,358,996
Cost of sales                                                               1,149,593             1,183,977      1,072,492
Depreciation, amortization and cost of timber harvested                       174,404               174,176        168,352
         Gross profit                                                         394,272               642,988        118,152
Selling and administrative expense                                             93,090                93,737         76,052
         Operating income                                                     301,182               549,251         42,100
Other expense (income):
         Interest income                                                      (21,074)               (8,923)        (8,255)
         Interest expense, net of capitalized interest                         71,347                80,513         98,848
         Gain on sale of timberlands                                          (81,065)               (2,152)       (43,100)
         Gain/loss on sale of Star Forms                                      (17,019)               30,000          --
         Other, net                                                            (4,195)              (14,757)        1,442
         Income (loss) before income taxes, minority interests
                  and extraordinary charges                                   353,188               464,570         (6,835)
Provision for income tax expense (benefit)                                    124,393               183,090         (4,783)
Minority interests in net income of subsidiaries                               24,719                23,235          2,772
Income (loss) before extraordinary charge                                     204,076               258,245         (4,824)
Extraordinary charge from early extinguishment of debt,
         net of income tax benefit of $2,234 in 1996 and $7,084 in 1995        (3,922)              (11,317)           --
         Net income (loss)                                                $   200,154           $   246,928    $    (4,824)


Earnings (loss) per share:
Net income (loss)                                                         $   200,154           $   246,928    $    (4,824)
Common stock equivalent adjustments:
Dividends and accretion on preferred stock                                      4,767                10,042         16,925
Redemption costs of Series C preferred stock                                     --                   9,883           --
Net income (loss) available to common shareholders                        $   195,387           $   227,003    $   (21,749)
Earnings (loss) per common share - primary:
         Income (loss) before extraordinary charge                        $      4.71           $      5.60    $      (.59)
         Extraordinary charge                                                    (.09)                 (.27)          --
Net income (loss)                                                         $      4.62           $      5.33    $      (.59)
Average common and common equivalent shares outstanding                        42,261                42,567         36,566
Earnings (loss) per common share - fully diluted:
         Income (loss) before extraordinary charge                        $      4.64           $      5.48    $      (.59)
         Extraordinary charge                                                    (.09)                 (.26)          --
Net income (loss)                                                         $      4.55           $      5.22    $      (.59)
Average common and common equivalent shares outstanding                        42,934                43,448         36,566

See accompanying notes to consolidated financial statements

(Full Page background photo of trees)


Consolidated Balance Sheet                 Bowater Incorporated and Subsidiaries

(In thousands, except per-share amounts)
At December 31,                                                                         1996            1995
Assets
Current assets:
         Cash and cash equivalents                                                 $    85,259    $   264,571
         Marketable securities                                                         345,398           --
         Accounts receivable, net                                                      185,724        241,847
         Inventories                                                                   123,745        154,662
         Other current assets                                                           13,629         12,943
                  Total current assets                                                 753,755        674,023
Timber and timberlands                                                                 395,675        430,400
Fixed assets, net                                                                    1,636,705      1,711,003
Intangible assets, net                                                                    --           23,733
Other assets                                                                            79,409         69,006
                  Total assets                                                     $ 2,865,544    $ 2,908,165
Liabilities and shareholders' equity
Current liabilities:
         Current installments of long-term debt                                    $     1,604    $     1,600
         Accounts payable and accrued liabilities                                      216,328        189,424
         Income taxes payable                                                            6,057         85,472
         Dividends payable                                                              29,892          8,826
                  Total current liabilities                                            253,881        285,322
Long-term debt, net of current installments                                            759,029        816,532
Other long-term liabilities                                                            171,651        181,411
Deferred income taxes                                                                  358,858        329,101
Minority interests in subsidiaries                                                     126,246        150,768
Commitments and contingencies (See note 10)
Redeemable preferred stock: $1 par value. Issued LIBOR preferred stock,
         Series A, 500,000 and 1,000,000 shares at December 31, 1996 and 1995,
         respectively (redemption value $25,000)                                        24,746         49,619
Shareholders' equity:
Convertible preferred stock, $1 par value. Issued, 7% (PRIDES) Series B,
         1,223,404 shares at December 31, 1995                                            --          111,333
Cumulative preferred stock, $1 par value. Issued, 8.40% Series C, 264,318 shares
         (liquidation value $26,432)                                                    25,465         25,465
Common stock, $1 par value. Authorized 100,000,000 shares; issued 43,994,070 and
         39,500,555 shares at December 31, 1996 and 1995, respectively                  43,994         39,501
Additional paid-in capital                                                             531,598        410,007
Retained earnings                                                                      698,301        541,205
Equity adjustments                                                                     (12,370)       (13,128)
Loan to ESOT                                                                            (6,324)        (8,033)
Treasury stock at cost, 2,980,965 and 400,283 shares at December 31, 1996
         and 1995, respectively                                                       (109,531)       (10,938)
                  Total shareholders' equity                                         1,171,133      1,095,412
                  Total liabilities and shareholders' equity                       $ 2,865,544    $ 2,908,165

See accompanying notes to consolidated financial statements.

(Full Page background photo of trees)

Consolidated Statement of Capital Accounts           Bowater Incorporated and Subsidiaries


                                                       Series B     Series C
                                            LIBOR     Convertible  Cumulative              Additional
                                          Preferred    Preferred    Preferred     Common     Paid-in     Retained      Equity
(In thousands, except per-share amounts)    Stock        Stock        Stock       Stock      Capital     Earnings    Adjustments
Balance at December 31, 1993              $  74,368    $    --     $    --      $  36,913   $ 332,661    $ 388,663    $  (1,351)
Net loss                                       --           --          --           --          --         (4,824)        --
Dividends on:
         Common ($.60 per share)               --           --          --           --          --        (21,841)        --
         LIBOR ($1.93 per share)               --           --          --           --          --         (2,895)        --
         Series B ($5.90 per share)            --           --          --           --          --         (7,222)        --
         Series C ($7.86 per share)            --           --          --           --          --         (6,684)        --
Increase in stated value of
         LIBOR preferred stock                  124         --          --           --          --           (124)        --
Reduction in loan to ESOT                      --           --          --           --          --           --           --
Foreign currency translation                   --           --          --           --          --           --         (2,059)
Stock options exercised                        --           --          --            208       4,329         --           --
Preferred stock issued                         --        111,333      81,892         --          --           --           --
Use of treasury stock                          --           --          --           --          --           (221)        --
Balance at December 31, 1994              $  74,492    $ 111,333   $  81,892    $  37,121   $ 336,990    $ 344,852    $  (3,410)
Net income                                     --           --          --           --          --        246,928         --
Dividends on:
         Common ($.60 per share)               --           --          --           --          --        (22,600)        --
         LIBOR ($2.67 per share)               --           --          --           --          --         (4,005)        --
         Series B ($6.58 per share)            --           --          --           --          --         (8,050)        --
         Series C ($8.40 per share)            --           --          --           --          --         (5,910)        --
Increase in stated value of
         LIBOR preferred stock                  127         --          --           --          --           (127)        --
Reduction in loan to ESOT                      --           --          --           --          --           --           --
Foreign currency translation                   --           --          --           --          --           --          1,071
Stock options exercised                        --           --          --          2,380      55,350         --           --
Tax benefit on exercise of
         stock options                         --           --          --           --        17,602         --           --
Partial redemption of LIBOR and
         Series C preferred stock           (25,000)        --       (56,427)        --          --         (9,883)        --
Pension plan additional minimum
         liability, net of tax benefit
         of $6,941                             --           --          --           --          --           --        (10,789)
Use of treasury stock                          --           --          --           --            65         --           --
Balance at December 31, 1995              $  49,619    $ 111,333   $  25,465    $  39,501   $ 410,007    $ 541,205    $ (13,128)
Net income                                     --           --          --           --          --        200,154         --
Dividends on:
         Common ($.80 per share)               --           --          --           --          --        (30,241)        --
         LIBOR ($2.42 per share)               --           --          --           --          --         (2,420)        --
         Series B ($6.58 per share)            --           --          --           --          --         (8,050)        --
         Series C ($8.40 per share)            --           --          --           --          --         (2,220)        --
Increase in stated value of
         LIBOR preferred stock                  127         --          --           --          --           (127)        --
Reduction in loan to ESOT                      --           --          --           --          --           --           --
Foreign currency translation                   --           --          --           --          --           --           (289)
Stock options exercised                        --           --          --            480      11,795         --           --
Tax benefit on exercise of
         stock options                         --           --          --           --         2,431         --           --
Partial redemption of LIBOR
         preferred stock                    (25,000)        --          --           --          --           --           --
Conversion of Series B preferred
         into common stock                     --      (111,333)        --          4,013     107,310         --           --
Pension plan additional minimum
         liability, net of taxes
         of $670                               --           --          --           --          --           --          1,047
Purchase of common stock                       --           --          --           --          --           --           --
Use of treasury stock                          --           --          --           --            55         --           --
Balance at December 31, 1996              $  24,746    $    --     $  25,465    $  43,994   $ 531,598    $ 698,301    $ (12,370)



                                             Loan to     Treasury
                                              ESOT         Stock
Balance at December 31, 1993               $ (11,245)   $ (13,153)
Net loss                                        --           --
Dividends on:
         Common ($.60 per share)                --           --
         LIBOR ($1.93 per share)                --           --
         Series B ($5.90 per share)             --           --
         Series C ($7.86 per share)             --           --
Increase in stated value of
         LIBOR preferred stock                  --           --
Reduction in loan to ESOT                      1,602         --
Foreign currency translation                    --           --
Stock options exercised                         --           --
Preferred stock issued                          --           --
Use of treasury stock                           --          1,443
Balance at December 31, 1994               $ (9,643)    $ (11,710)
Net income                                      --           --
Dividends on:
         Common ($.60 per share)                --           --
         LIBOR ($2.67 per share)                --           --
         Series B ($6.58 per share)             --           --
         Series C ($8.40 per share)             --           --
Increase in stated value of
         LIBOR preferred stock                  --           --
Reduction in loan to ESOT                      1,610         --
Foreign currency translation                    --           --
Stock options exercised                         --           --
Tax benefit on exercise of
         stock options                          --           --
Partial redemption of LIBOR and
         Series C preferred stock               --           --
Pension plan additional minimum
         liability, net of tax benefit
         of $6,941                              --           --
Use of treasury stock                           --            772
Balance at December 31, 1995               $  (8,033)   $ (10,938)
Net income                                      --           --
Dividends on:
         Common ($.80 per share)                --           --
         LIBOR ($2.42 per share)                --           --
         Series B ($6.58 per share)             --           --
         Series C ($8.40 per share)             --           --
Increase in stated value of
         LIBOR preferred stock                  --           --
Reduction in loan to ESOT                      1,709         --
Foreign currency translation                    --           --
Stock options exercised                         --           --
Tax benefit on exercise of
         stock options                          --           --
Partial redemption of LIBOR
         preferred stock                        --           --
Conversion of Series B preferred
         into common stock                      --           --
Pension plan additional minimum
         liability, net of taxes
         of $670                                --           --
Purchase of common stock                        --        (98,762)
Use of treasury stock                           --            169
Balance at December 31, 1996               $  (6,324)   $(109,531)

See accompanying notes to consolidated financial statements.

(Full Page background photo of trees)


Consolidated Statement of Cash Flows       Bowater Incorporated and Subsidiaries



(In thousands)


Years ended December 31,                                                                        1996          1995           1994
Cash flows from operating activities:
         Net income (loss)                                                                  $ 200,154      $ 246,928     $  (4,824)
         Adjustments to reconcile net income to net cash
                  provided by operating activities:
                  Depreciation, amortization and cost of timber harvested                     174,404        174,176       168,352
                  Deferred income taxes                                                        36,979         75,122        (5,388)
                  Minority interests                                                           24,719         23,235         2,772
                  Gain on sale of timberlands                                                 (81,065)        (2,152)      (43,100)
                  Gain/loss on sale of Star Forms                                             (17,019)        30,000          --
                  Extraordinary charge, net of taxes                                            3,922         11,317          --
                  Changes in working capital:
                           Accounts receivable, net                                            39,916        (44,374)      (26,736)
                           Inventories                                                         13,884         (3,565)       (1,666)
                           Accounts payable and accrued liabilities                            30,931         11,272         4,458
                           Income taxes payable                                               (78,611)        91,580       (21,916)
                  Other, net                                                                  (12,007)        (5,858)        8,952
                           Net cash provided by operating activities                          336,207        607,681        80,904
Cash flows from investing activities:
         Cash invested in fixed assets, timber and timberlands                               (106,960)       (95,972)     (216,052)
         Disposition of fixed assets, timber and timberlands                                  126,714          4,256        48,081
         Disposition of Star Forms                                                             53,946           --            --
         Cash invested in marketable securities                                              (345,398)          --            --
                           Net cash used for investing activities                            (271,698)       (91,716)     (167,971)
Cash flows from financing activities:
         Cash dividends, including minority interests                                         (70,528)       (41,783)      (34,900)
         Purchase of common stock                                                             (98,762)          --            --
         Proceeds from sale of Series B and C preferred stock,
                  net of issuance costs                                                          --             --         193,225
         Purchases/payments of long-term debt                                                 (63,521)      (317,282)       (1,795)
         Redemption of preferred stock of subsidiary                                             --          (15,000)       (2,500)
         Stock options exercised                                                               12,275         57,730         4,537
         Partial redemption of LIBOR and Series C preferred stock                             (25,000)       (91,309)         --
         Other                                                                                  1,715          1,482         1,602
                           Net cash provided by (used for) financing activities              (243,821)      (406,162)      160,169
Net increase (decrease) in cash and cash equivalents                                         (179,312)       109,803        73,102
Cash and cash equivalents:
         Beginning of year                                                                    264,571        154,768        81,666
         End of year                                                                        $  85,259      $ 264,571     $ 154,768
Supplemental disclosures of cash flow information:
         Cash paid during the year for:
                  Interest, net of capitalized interest                                     $ (72,623)     $ (82,428)    $ (97,885)
                  Income taxes                                                              $(166,025)     $ (16,388)    $ (22,521)


See accompanying notes to consolidated financial statements.

(Full Page background photo of trees)


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

Cash Equivalents

Cash equivalents generally consist of direct obligations of the U. S. Government and its agencies, investment-grade commercial paper, auction rate preferred stock, tax-exempt municipal bonds and other short-term investment-grade securities with original maturities of less than three months. These investments are stated at cost, which approximates fair value.

Marketable Securities

Marketable securities generally consist of direct obligations of the U.S. Government and its agencies, investment-grade commercial paper, tax-exempt municipal bonds and other short-term investment-grade securities with original maturities of greater than three months but less than one year. These investments are considered to be held-to-maturity securities and are therefore stated at cost which approximates market value.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the average cost and last-in, first-out (LIFO) methods.

Timber and Timberlands

The acquisition cost of land and timber, real estate taxes, lease payments, site preparation and other costs related to the planting and growing of timber are capitalized. Such costs, excluding land, are charged against revenue at the time the timber is harvested.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed generally on the straight-line basis. Repairs and maintenance are charged to operations as incurred.

Intangible Assets

Goodwill, the excess of purchase price over fair value of net tangible assets acquired, was amortized by the straight-line method. The company assesses the recoverability of its goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. In 1996, the company disposed of a subsidiary to which intangible assets relate (See Note 4).

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

Foreign Operations

Assets and liabilities of the company's Canadian operations are translated using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout each year. The effects of exchange rate fluctuations are accumulated as a separate component of shareholders' equity, entitled "Equity adjustments." Gains or losses on currency transactions are included in the Consolidated Statement of Operations.

Revenues and assets of foreign operations do not qualify for separate disclosure under SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise."

Stock Options

The company records stock option compensation on an intrinsic value basis in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The company also provides pro forma disclosures of stock option compensation recorded on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

Pension Plans

The company has contributory and noncontributory pension plans which cover substantially all employees. The company's cash contributions to the plans are sufficient to provide pension benefits to participants and meet the funding requirements of ERISA. All pension related expenses and liabilities are recorded under the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

Revenue Recognition

The company recognizes revenue from product sales upon shipment to its customers or when customers assume risk of ownership. Sales are shown net of distribution costs in the accompanying Consolidated Statement of Operations.

Primary and Fully Diluted Earnings Per Share

Primary and fully diluted earnings per common share are computed using the weighted average number of common shares outstanding adjusted for the incremental shares attributed to common share equivalents (exercisable stock options and, prior to December 1996, Series B Convertible Preferred Stock).

(Full Page background photo of trees)


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities (See Note
10) at the date of the financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

2. Cost Reductions

In recent years, the company designed and implemented programs to reduce operating and administrative costs to globally competitive levels. In 1996, the company focused on improving business processes in addition to cost reductions. In 1995, approximately 350 salaried employee positions were eliminated. The company recorded a pretax charge of $24,000,000 or $.33 per fully diluted share after tax for employee termination costs which included severance and pension related costs. Approximately $18,000,000 of the charge was included on the line item "Cost of sales" on the 1995 Consolidated Statement of Operations while the remaining $6,000,000 was included on the line item "Selling and administrative expense." As of December 31, 1995, substantially all of the employee termination costs had been settled.

3. Sales of Real Property

During 1996, the company sold 121,000 acres of timberlands, primarily in Alabama, South Carolina and Maine. The proceeds from these sales were $121,755,000, resulting in a pretax gain of $81,065,000, or $.94 per fully diluted share after tax. In 1995, the company sold 2,300 acres of timberlands, primarily in North and South Carolina. The proceeds were $2,603,000, resulting in a pre-tax gain of $2,152,000, or $.03 per share, after tax. During 1994, the company sold 221,000 acres of timberlands, primarily in Nova Scotia and Maine. Proceeds totaled $46,500,000, resulting in a pre-tax gain of $43,100,000, or $.57 per share, after tax.

4. Sale of Subsidiary

In November 1996, the company completed the sale of Star Forms to CST Office Products, Inc. for $80,000,000, including $60,000,000 in cash and a $20,000,000
13% Junior Subordinated Note. The company recognized a gain on the sale of $17,019,000, or $.40 per fully diluted share. Net cash proceeds totaled $53,946,000 after working capital adjustments and fees and expenses relating to the sale. The $20,000,000 13% Junior Subordinated Note requires semi-annual interest payments and four $5,000,000 annual principal payments beginning in 2002. The company recorded the note at its fair market value, on the line entitled "Other assets" in the 1996 Consolidated Balance Sheet.

    In the second quarter of 1995, the company announced its intention to sell Star Forms. In the third quarter of 1995, based on the offers received, the company recorded an estimated loss on the planned sale of Star Forms of $30,000,000. The company reflected the loss in the Consolidated Balance Sheet as a writedown of the purchased goodwill associated with the subsidiary. The company also reduced the useful life of the remaining goodwill to five years.

5. Inventories

(In thousands)                               1996         1995

At lower of cost or market:
         Raw materials                    $  17,990    $  39,520
         Work in process                      3,077        3,014
         Finished goods                      47,577       48,854
         Mill stores and other supplies      66,925       81,301
                                            135,569      172,689
Excess of current cost over
         inventory value                    (11,824)     (18,027)
                                          $ 123,745    $ 154,662

    Inventories valued using the LIFO method comprised 34.4% and 41.6%, respectively, of total inventories at December 31, 1996, and December 31, 1995.

6. Fixed Assets

                                                     Range of
                                                    Estimated
                                                   Useful Lives
(In thousands)                  1996        1995     in Years
Land and land
         improvements       $   33,105   $   32,523   10-20
Buildings                      290,613      290,543   30-40
Machinery
         and equipment       2,672,937    2,675,798    5-20
Leasehold
         improvements            2,741        3,735   10-20
Construction
         in progress            22,405       10,868      --
                             3,021,801    3,013,467
Less accumulated
         depreciation and
         amortization        1,385,096    1,302,464
                            $1,636,705   $1,711,003

(Full Page background photo of trees)


7. Accounts Payable and Accrued Liabilities


(In thousands)                             1996       1995
Trade accounts payable                 $ 95,300   $ 78,607
Accrued interest                         16,139     17,921
Property and franchise taxes payable     12,650     13,258
Payroll, bonuses and severance           50,402     39,022
Employee benefits                        29,482     24,615
Other                                    12,355     16,001
                                       $216,328   $189,424

The increase in trade accounts payable from 1995 to 1996 was related to capital projects and other accruals. The increase in payroll, bonuses and severance was due to amounts owed related to a three-year incentive compensation plan established in 1994. The expense related to this plan was $22,531,000 and $3,400,000 for the years ended December 31, 1996, and December 31, 1995. It is included in the Consolidated Statement of Operations on the line item "Selling and administrative expense."

8. Long-term Debt, Net of Current Installments

(In thousands)                                   1996       1995

Unsecured:
9% Debentures due 2009                         $250,017   $300,000
9 3/8% Debentures due 2021, net
         of unamortized discount of $1,250
         in 1996 and $1,300 in 1995             198,750    198,700
9 1/2% Debentures due in 2012,
         net of unamortized discount of
         $359 in 1996 and $382 in 1995          124,641    124,618
7 3/4% recycling facilities revenue
         bonds due 2022                          62,000     62,000
7 4/10% recycling facilities revenue
         bonds due 2022                          39,500     39,500
7 5/8% recycling facilities revenue
         bonds due 2016, net of
         unamortized discount of $135
         in 1996 and $138 in 1995                29,865     29,862
Pollution control revenue bonds
         due at various dates from 2001
         to 2010 with interest at varying
         rates from 6.85% to 7 5/8%              23,300     23,300
8 1/2% Notes due 2001                            18,140     18,140
8 1/4% Notes due 1999, net of
         unamortized discount of $4 in
         1996 and $5 in 1995                      8,024      7,970
ESOT note due 2000                                4,724      6,433
Industrial revenue bonds and other
         notes due at various dates from
         1998 to 2010, with interest at
         varying rates from 7 1/8% to 8 1/2%         68      6,009
                                               $759,029   $816,532


     Long-term debt maturities for the next five years are as follows:

(In thousands)
1997                       $ 1,604
1998                       $ 1,604
1999                       $ 9,628
2000                       $ 1,524
2001                       $28,040

     During 1996, the company repurchased approximately $50,000,000 of its $300,000,000 9% Debentures due 2009. This resulted in an extraordinary charge of $3,531,000 after tax, or $.08 per fully diluted share for premium and expenses related to the repurchase. In addition, the company repurchased $1,000,000 of other long-term obligations in the first quarter of 1996 and extinguished $5,000,000 in the fourth quarter. The second transaction resulted in an extraordinary charge for fees and expenses of $391,000 after tax or $.01 per fully diluted share.

     In 1995, the company repurchased approximately $182,000,000 of its 8 1/2% Notes due December 2001. Premium and expenses related to this transaction resulted in an extraordinary charge of $6,084,000 after tax, or $.14 per fully diluted share. In addition, the company repurchased approximately $117,000,000 of its 8 1/4% Notes due October 1999. Premium and expenses related to this transaction resulted in an extraordinary charge of $5,233,000 after tax, or $.12 per fully diluted share.

     Also in 1995, the company signed a new $150,000,000 Credit Agreement, which expires in September 2000. At December 31, 1996 and 1995, there were no amounts outstanding under the new agreement.

     Based on the borrowing rates currently available to the company for debt with similar terms and maturities as those issues included in the accompanying Consolidated Balance Sheet, the fair value of the company's long-term debt, net of current installments, was approximately $881,000,000 and $982,000,000 at December 31, 1996 and 1995, respectively.

9. Minority Interests in Subsidiaries

     In January 1996, the Board of Directors of CNC declared a $60,000,000 dividend. As a result, $29,400,000 was paid to the minority shareholder. In December 1996, the Board of Directors of CNC declared a $40,000,000 dividend. The amount to be paid to the minority shareholder, $19,600,000, was included in the 1996 Consolidated Balance Sheet on the line entitled "Dividends payable." The dividend was paid in January 1997.

     During 1985, CNC sold $25,000,000 principal amount of its Cumulative Serial preferred stock, par value $100.00 per share, to the minority shareholder. The stock was recorded as a component of minority interests on the Consolidated Balance Sheet. As required, CNC redeemed 25,000 shares per year from 1991 through 1994 at a total cost of $10,000,000. At its option during

(Full Page background photo of trees)


1995, CNC redeemed the remaining 150,000 shares, at a total cost of $15,547,500, including accrued dividends.

10. Commitments and Contingencies

     The company is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers' compensation claims and other matters. The company's management believes that the ultimate disposition of these matters will not have a material adverse effect on the company's operations or its financial condition taken as a whole.

11. Redeemable Preferred Stock

     In 1985, the company sold $75,000,000 principal amount of redeemable preferred stock with cumulative quarterly dividends equal to 85% of the arithmetic mean of three month LIBOR for United States dollar deposits.

     The company is required to redeem 500,000 shares per year in 1996 through 1998 at a redemption price of $50.00 per share plus any accrued and unpaid dividends. In December 1996, the company redeemed 500,000 shares by irrevocably placing $25,300,000, including accrued dividends, in trust for the LIBOR shareholders, satisfying the 1997 payment. In December 1995, the company redeemed 500,000 shares for $25,325,000, including accrued dividends, satisfying the 1996 payment. The company may, at its option, redeem any or all of the remaining LIBOR preferred stock at $50.00 per share plus any accrued and unpaid dividends.

     The company is authorized to issue 10,000,000 shares of Serial Preferred Stock, $1 par value, of which the LIBOR Preferred Stock constitutes Series A. See Note 12 for a discussion of Series B and C preferred stock.

12. Convertible and Cumulative Preferred Stock

     In 1994, the company completed two public offerings of preferred stock. The company sold 4,893,616 depositary shares, priced at $23.50 per share, each representing one-fourth of a share of 7% Series B Convertible Preferred Stock referred to as Preferred Redeemable Increased Dividend Equity Securities (PRIDES). The company also sold 3,400,000 depositary shares, priced at $25.00 per share, each representing one-fourth of a share of 8.40% Series C Cumulative Preferred Stock. The Series C Cumulative Preferred Stock has a liquidation value of $25.00 per depositary share.

     In December 1996, pursuant to an optional redemption provision in the Certificate of Designations for the PRIDES, the company called for redemption on January 9, 1997, all of its outstanding depositary shares relating to the PRIDES. The PRIDES were redeemed using Bowater common stock at a conversion rate of .82 of a common share for each depositary share, resulting in the issuance of 4,012,765 common shares. The company reflected this transaction in the Consolidated Balance Sheet at December 31, 1996.

     The PRIDES were common stock equivalents for purposes of reporting earnings per share. At December 31, 1996, both the primary and fully diluted average common shares outstanding reflected the issuance of 4,012,765 common shares. In the interim periods of 1996 and during 1995, primary and fully diluted average common shares outstanding were calculated using a .82 for one and a one for one conversion factor, respectively. In 1994, the PRIDES were antidilutive.

     During 1995, the company commenced an offer to purchase the outstanding depositary shares of its 8.40% Series C Cumulative Preferred Stock having a face value of $85,000,000. The purchase price for each depositary share was $27.875. Upon expiration of the offer, 2,342,727 depositary shares of the outstanding depositary shares were tendered for an aggregate purchase price, including fees and expenses, of $66,309,495. The company recorded a charge to retained earnings of $9,883,000 or $.23 per fully diluted share for the costs associated with this transaction. As of December 31, 1996, and December 31, 1995, 1,057,273 depositary shares remained outstanding.

13. Treasury Stock

     In February 1996, the Board of Directors authorized the repurchase of up to 10% of the company's outstanding common stock during the next twelve months. Under this program, the company purchased 2,591,700 shares or 6.6% of the outstanding shares at the beginning of the program at a cost of $98,762,000. In January 1997, the Board of Directors authorized an extension of the share repurchase program to June 30, 1997. The program was completed on February 10, 1997.

     The company uses shares of such stock to pay employee/director benefits and to fund the company's Dividend Reinvestment Plan.

14. Stock Option Plans

     The company has three stock option plans--1984, 1988 and 1992. The 1988 and 1992 Stock Incentive Plans authorize the grant of up to 2,000,000 and 3,000,000 shares, respectively, of the company's common stock in the form of incentive stock options (ISOs), non-qualified stock options, stock appreciation rights
(SARs), performance stock and restricted stock awards. No further grants may be made under the 1984 Stock Option Plan. The option price of all options granted to date represents the fair market value of the company's common stock on the date of grant, or the average fair market value of the company's common stock for the 20 business days immediately preceding the date of grant.

     All options granted through December 31,1994, were exer-

(Full Page background photo of trees)


cisable at December 31, 1996. Options granted in 1996 and 1995 generally become exercisable over a period of two years. Unless terminated earlier in accordance with their terms, all options expire 10 years from the date of grant. The plans provide that any outstanding options will become immediately exercisable upon a change in control of the company. In such event, grantees of options (except for grantees of ISO options under the 1984 plan) have the right to require the company to purchase such options for cash in lieu of the issuance of common stock and to exercise fully for cash all SARs. The company received $12,275,000 and $57,730,000 from the exercise of stock options in 1996 and 1995, respectively. The exercise of stock options also generated $2,431,000 and $17,602,000 of tax benefits for the company in 1996 and 1995, respectively.

     In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for employee stock options and similar employer sponsored stock compensation programs. The statement gives entities a choice of adopting the fair value based approach or continuing to recognize compensation expense based on the intrinsic value as defined by APB Opinion No. 25. The company intends to continue using the intrinsic value method and is required by SFAS No. 123 to provide supplemental pro forma disclosures showing the effects on income had the fair value based method been chosen. These disclosures are shown below for 1996 and 1995, and accordingly, have no impact on the company's reported financial position or results of operations.

(In thousands, except per-share amounts)     1996          1995

Net income                 As reported     $200,154      $246,928
                           Pro forma        196,256       244,157
Earnings per share,        As reported         4.62          5.33
         primary           Pro forma           4.53          5.27
Earnings per share,        As reported         4.55          5.22
         fully diluted     Pro forma       $   4.46      $   5.16


     The pro forma net income effects of SFAS No.123 in 1996 and 1995 may not be representative of the pro forma net income effects in future years due to changes in assumptions and the number of options granted in future years.

     The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for 1996 and 1995, respectively: dividend yield of 2.3% and 2.8%; expected volatility of 30.9% and 28.4%; risk free interest rate of 5.4% and 7.8%; and expected option lives of 5.6 years for both 1996 and 1995. The weighted-average fair value of options granted during 1996 and 1995 was $10.67 and $9.46, respectively. Information with respect to options granted under the stock option plans is as follows:



                                                  1996                         1995                          1994
                                       Number of    Weighted Average  Number of   Weighted Average  Number of    Weighted Average
                                      Shares (000)   Exercise Price  Shares (000) Exercise Price   Shares (000)  Exercise Price
Outstanding at beginning of year          2,576         $   26         4,273         $   24         3,792           $   24
Granted during the year                     398         $   35           769         $   28           813           $   24
Exercised during the year                  (481)        $   25        (2,380)        $   24          (207)          $   22
Canceled during the year                    (16)        $   28           (86)        $   27          (125)          $   25
Outstanding at end of year                2,477         $   27         2,576         $   26         4,273           $   24
Exercisable at end of year                1,805           --           1,486           --           3,120             --



                                   Options Outstanding                                          Options Exercisable
                                   at December 31, 1996                                        at December 31, 1996

Range of                Number of     Weighted Average    Weighted Average Remaining      Number of        Weighted Average
Exercise Prices        Shares (000)     Exercise Price    Contractual Life (years)       Shares (000)       Exercise Price
$21 to $26                 989             $   23                 5.2                          980             $   23
$26 to $31                 991             $   28                 6.7                          743             $   28
$31 to $36                 421             $   35                 8.9                           12             $   32
$36 to $39                  76             $   38                 1.3                           70             $   38
                         2,477             $   27                 6.3                        1,805             $   25

(Full Page background photo of trees)


15. Employee Stock Ownership Plan

     The company has an Employee Stock Ownership Plan (ESOP) as a component of the company's Salaried Employees' Savings Plan. The ESOP was funded by a $17,500,000 loan, the proceeds of which were then lent to an Employee Stock Ownership Trust (ESOT). The ESOT purchased 574,160 shares of the company's common stock at an average purchase price of $30.59. As of December 31, 1996, approximately 400,000 shares have been distributed to participants' accounts. The remaining shares serve as security for the balance of the loan.

16. Income Taxes

     The components of income (loss) before income taxes, minority interests and extraordinary charges consist of U. S. income (loss) of $331,211,000, $427,768,000, and $(12,955,000), and Canadian income of $21,977,000, $36,802,000 and $6,120,000 in 1996, 1995 and 1994, respectively.

     The provision for income tax expense (benefit) consists of:

(In thousands)              1996               1995          1994

Federal:
         Current         $ 73,679            $ 96,853    $     240
         Deferred          30,701              52,628       (3,993)
                          104,380             149,481       (3,753)
State:
         Current           13,058               8,590         --
         Deferred            (945)             14,860         (588)
                           12,113              23,450         (588)
Canadian:
         Current              677               2,525          365
         Deferred           7,223               7,634         (807)
                            7,900              10,159         (442)
Total:
         Current           87,414             107,968          605
         Deferred          36,979              75,122       (5,388)
                        $ 124,393           $ 183,090    $  (4,783)

     The components of deferred income taxes at December 31, 1996 and 1995, in the accompanying Consolidated Balance Sheet are as follows:

(In thousands)                          1996         1995
Timber and timberlands1,2          $ (38,228)   $ (68,541)
Fixed assets2                       (406,065)    (428,725)
Other assets                         (20,659)     (18,012)
Deferred tax liabilities            (464,952)    (515,278)
Accounts receivable3                      18          281
Inventories3                           1,043        1,446
Other current assets3                  1,151          872
Current liabilities3                   6,361        5,538
Other long-term liabilities2          37,823       74,079
U.S. tax credit carryforwards         42,555       83,344
Canadian investment tax
         credit carryforwards         29,437       29,001
Net operating loss carryforwards        --          3,473
Valuation allowance                   (3,720)      (3,720)
Deferred tax assets                  114,668      194,314
Net deferred tax liability         $(350,284)   $(320,964)


1. Includes the deferred tax impact of the capitalization of lease payments, management fees and property taxes of approximately $121,680,000 and $139,751,000 at December 31, 1996 and 1995, respectively.

2.   1996 amounts adjusted due to completion of IRS audits.

3. Included in "Other current assets" in the accompanying Consolidated Balance Sheet.

     The following is a reconciliation of the U.S. federal statutory and effective tax rates as a percentage of income (loss) before income taxes, minority interests and extraordinary charges:


                                1996       1995       1994
U.S federal statutory
         income tax rate          35.0%      35.0%      35.0%
State income taxes,
         net of federal
         income tax benefit        2.2        3.3        5.6
Canadian taxes                     0.1       (0.6)      37.8
Other, net                        (2.1)       1.7       (8.4)
Effective income tax rate         35.2%      39.4%      70.0%


     At December 31, 1996, $29,437,000 of Canadian investment credit carryforwards and $42,555,000 of U. S. tax credit carryforwards were available to reduce future income taxes. The company believes that such deferred tax assets will be ultimately realized, net of the existing valuation allowance of $3,720,000 at December 31, 1996. There was no net increase in the valuation allowance for the year ended December 31, 1996. The Canadian investment credit carryforwards expire at various dates between 1997 and 2006. The majority of the
U. S. tax credit carryforwards have no expiration.

     In 1996, CNC declared dividends of $100,000,000. This reduced the company's cumulative amount of CNC's undistributed earnings through 1992 to $68,406,000. The company has not provided deferred income taxes on this amount and distribution of these earnings would qualify for the 80% dividend exclusion. The company has also not provided deferred income

(Full Page background photo of trees)



taxes on the cumulative amount of undistributed earnings related to its 51% investment in its Canadian subsidiary since that investment is considered permanent in duration and determination of such liability is not practicable.

17. Pension Plans

     The company has defined benefit pension plans covering substantially all employees. Benefits are based upon years of service and, depending on the plan, average compensation earned by employees either during their last years of employment or over their career. Pension expense for 1996, 1995 and 1994 included the following components:

(In thousands)                1996        1995        1994
Service cost              $ 12,908    $ 11,425    $ 13,743
Interest cost               32,525      31,423      29,631
Actual return
         on plan assets    (39,822)    (81,371)     (3,208)
Net amortization
         and deferral        4,990      42,975     (33,064)
Net pension expense       $ 10,601    $  4,452    $  7,102

     The following table sets forth the funded status of the Plans at December 31, 1996:

                                                 Plan Assets  Plan Liabilities
                                                 Exceed Plan    Exceed Plan
(In thousands)                                   Liabilities      Assets


Actuarial present value of
         accumulated benefit obligation:
                  Vested                           $ 297,246    $  82,595
                  Non-vested                          10,693       16,262
                                                     307,939       98,857
Benefits attributable to
         future salaries                              50,082        4,065
Projected benefit obligation                         358,021      102,922
Plan assets at fair value                            411,208       60,068
Excess (deficit) of plan assets over
         projected benefit obligation                 53,187      (42,854)
Unrecognized prior service cost                          902        5,522
Unrecognized net loss                                  9,344       16,690
Unrecognized transition
         liability (asset)                           (16,012)         648
Additional minimum liability
         recognized as an intangible other asset        --         (4,290)
Additional minimum liability
         recognized as a reduction of
         shareholders' equity                           --        (16,013)
Prepaid pension cost
         (pension liability)                       $  47,421    $ (40,297)



     The following table sets forth the funded status of the Plans at December 31, 1995:


                                                  Plan Assets   Plan Liabilities
                                                  Exceed Plan    Exceed Plan
(In thousands)                                    Liabilities      Assets


Actuarial present value of
         accumulated benefit obligation:
                  Vested                           $ 311,317    $  67,952
                  Non-vested                           8,508       27,474
                                                     319,825       95,426
Benefits attributable to
         future salaries                              54,329        3,748
Projected benefit obligation                         374,154       99,174
Plan assets at fair value                            395,756       49,834
Excess (deficit) of plan assets over
         projected benefit obligation                 21,602      (49,340)
Unrecognized prior service cost                          833        5,512
Unrecognized net loss                                 44,903       19,985
Unrecognized transition
         liability (asset)                           (19,829)         969
Additional minimum liability
         recognized as an intangible other asset        --         (6,481)
Additional minimum liability
         recognized as a reduction of
         shareholders' equity                           --        (17,730)
Prepaid pension cost
         (pension liability)                       $  47,509    $ (47,085)


     As of December 31, 1996, the company increased the Plans' discount rate assumption used to determine the Plans' projected benefit obligation from 7.0% to 7.75%, which approximates more closely current interest rates on high-quality long-term obligations. The assumed rate of compensation increase was also increased from 4% to 4.75%. The long-term rate of return on Plan assets assumption remained at 9.5%. Plan assets consist principally of common stocks and fixed income securities.

     The provisions of SFAS No. 87, "Employers Accounting for Pensions," required the company to record an additional minimum liability of $20,303,000 and $24,211,000 at December 31, 1996 and 1995, respectively. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. The additional liability may be offset by an intangible asset to the extent of previously unrecognized prior service cost. The remaining amount is recorded as a reduction to a separate component of shareholders' equity on the Consolidated Balance Sheet entitled "Equity adjustments," net of related tax benefits.

(Full Page background photo of trees)

18. Retiree Health Care Plans

     The company provides certain health care and life insurance benefits to retired employees. Substantially all of the company's employees may become eligible for these benefits upon reaching retirement age while working for the company. Retirees are required to contribute a portion of the cost of such benefits.

     The accumulated postretirement benefit obligation at December 31, 1996, and December 31, 1995, was comprised of the following:

(In thousands)                                 1996         1995
Retirees                                  $  46,947    $  43,473
Fully eligible active plan participants      19,524       17,213
Other active plan participants               52,258       52,773
Unrecognized net loss                        (6,052)     (14,837)
Unrecognized prior service cost              (5,599)        --
                                          $ 107,078    $  98,622

     Unlike the company's retirement plans, there are no assets dedicated to fund retiree benefits. Net periodic cost for 1996, 1995 and 1994 included the following:

(In thousands)                       1996      1995       1994
Service cost                      $ 2,841   $ 2,434    $ 2,832
Interest cost on
         accumulated obligation     8,220     7,617      6,886
Net amortization                      814      (203)       189
                                  $11,875   $ 9,848    $ 9,907

     As of December 31, 1996, the company increased the Plans' discount rate assumption used to determine the Plans' accumulated postretirement benefit obligation from 7.0% to 7.75%, which approximates more closely current interest rates on high-quality long-term obligations. During the next six years, the Plans assume that the annual cost of postretirement benefits will increase at an annual rate starting at 8.5% and decreasing to 5.5%. Variations in this health care cost trend rate can have a significant effect on the amounts reported. An increase of 1% in this assumption would increase the accumulated postretirement benefit obligation by approximately 19% and would increase the annual cost by approximately 14%.

19. Timberland Leases and Operating Leases

     The company controls timberlands under long-term leases expiring 2001 to 2059, for which aggregate lease payments were $594,000, $943,000 and $862,000 for 1996, 1995 and 1994, respectively. In addition, the company leases certain office premises, office equipment and transportation equipment under operating leases. Total rental expense for these operating leases was $8,024,000, $9,036,000 and $9,786,000 in 1996, 1995 and 1994, respectively.

     At December 31, 1996, the future minimum rental payments under timberland leases and operating leases are:

                              Timberland              Operating
                                   Lease                Leases,
(In thousands)                  Payments                    net
1997                           $   719                 $ 4,862
1998                               719                   3,778
1999                               719                   3,003
2000                               718                   2,049
2001                               718                   1,801
Thereafter                      21,122                   9,575
                               $24,715                 $25,068



 20. Net Export Sales

     The breakdown of total net export sales by geographic area was:

(In thousands)                  1996         1995         1994
Europe                     $  66,935    $  67,393    $  50,536
Latin America                 72,324       91,591       51,080
Asia                         143,578      138,378      106,219
Canada                        20,190       24,345       13,372
Other                         10,147         --            562
         Sub-total           313,174      321,707      221,769
Less: distribution costs     (53,847)     (37,203)     (41,732)
Net export sales           $ 259,327    $ 284,504    $ 180,037

(Full Page background photo of trees)


21. Quarterly Information (unaudited)

(In thousands, except per-share amounts)

Year ended December 31, 1996                           First                 Second          Third        Fourth           Year
Net sales                                        $   468,883            $   453,951    $   423,188   $   372,247    $ 1,718,269
Gross profit                                         163,672                114,042         83,516        33,042        394,272
Operating income                                     142,721                 90,339         59,887         8,235        301,182
Net income                                           112,905                 42,412         26,667        18,170        200,154
Fully diluted earnings per common share          $      2.53            $       .96    $       .60   $       .41    $      4.55

Year ended December 31, 1995                           First                 Second          Third        Fourth           Year
Net sales                                        $   449,478            $   486,836    $   520,907   $   543,920    $ 2,001,141
Gross profit                                         120,063                146,267        178,278       198,380        642,988
Operating income                                      97,253                117,680        154,636       179,682        549,251
Net income                                            38,969                 59,831         52,870        95,258        246,928
Fully diluted earnings per common share          $       .85            $      1.31    $      1.13   $      1.88    $      5.22

Year ended December 31, 1994                           First                 Second          Third        Fourth           Year
Net sales                                        $   308,892            $   320,066    $   348,151   $   381,887    $ 1,358,996
Gross profit                                           3,823                 13,284         38,064        62,981        118,152
Operating income (loss)                              (14,740)                (5,676)        20,823        41,693         42,100
Net income (loss)                                    (21,440)               (14,881)        10,526        20,971         (4,824)
Fully diluted earnings (loss) per common share   $      (.67)           $      (.53)   $       .16   $       .44    $      (.59)



Nominal Annual Capacity and Production by Product Line and Mill



                                                           Annual         1996
(In short tons)                                           Capacity     Production
Newsprint, directory and uncoated groundwood specialties
         Calhoun, Tennessee                                853,500      845,134(1)
         Catawba, South Carolina                           260,500      247,132
         Liverpool, Nova Scotia                            265,500      261,963
         Millinocket, Maine                                154,000      146,493
         East Millinocket, Maine                           292,500      284,270
Coated groundwood paper
         Catawba, South Carolina                           348,000      328,468
         Millinocket, Maine                                106,500      106,098
Market pulp
         Catawba, South Carolina                           268,500      261,015
         Calhoun, Tennessee                                123,000(2)   118,198
Lumber(3)                                                  200,000      194,918


1.   Includes tonnage produced for Star Forms.

2. As a result of the December 1996 pulp dryer rebuild, annual capacity will increase to approximately 146,000 tons in 1997.

3.   Figures are in MBF (thousands of board feet).

Management's Statement of Responsibility   Bowater Incorporated and Subsidiaries

(Full Page background photo of trees)



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


Independent Auditors' Report

The Board of Directors and Shareholders
Bowater Incorporated:

     We have audited the accompanying consolidated balance sheet of Bowater Incorporated and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, capital accounts and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowater Incorporated and Subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Greenville, South Carolina
February 7, 1997

(Full Page background photo of trees)


Financial and Operating Record*


Dollars in millions, except per-share amounts                                 1996                   1995                 1994
Income Statement Data
Net sales                                                                $   1,718.3            $   2,001.1          $   1,359.0
Operating income (loss)                                                        301.2                  549.3                 42.1
Income (loss) from continuing operations before cumulative effect
         of changes in accounting principles and extraordinary charge1         204.1                  258.2                 (4.8)
Net income (loss)                                                              200.2                  246.9                 (4.8)
Fully diluted earnings (loss) per common share                                  4.55                   5.22                 (.59)
Dividends declared per common share2                                             .80                    .60                  .60
Product Sales Information
Newsprint                                                                $     845.3            $     841.6          $     604.0
Directory and uncoated groundwood specialties3                                 221.9                  203.6                165.9
Coated groundwood                                                              356.3                  463.8                307.0
Market pulp                                                                    154.3                  233.3                130.6
Lumber and other wood products                                                 108.0                  116.8                 87.9
Communication papers3                                                          153.3                  248.9                190.7
Distribution costs                                                            (120.8)                (106.9)              (127.1)
                                                                         $   1,718.3            $   2,001.1          $   1,359.0
Financial Position3
Timber and timberlands                                                   $     395.7            $     430.4          $     426.4
Fixed assets, net                                                            1,636.7                1,711.0              1,785.0
Total assets                                                                 2,865.5                2,908.2              2,851.4
Total debt                                                                     760.6                  818.1              1,118.5
Total debt and redeemable preferred stock                                      785.4                  867.8              1,193.0
Total capitalization4                                                        2,082.8                2,113.9              2,222.5
Additional Information
Percent return on average common equity                                         18.6%                  27.5%                (3.0)%
Income from continuing operations as a percentage of net sales                  11.9%                  12.9%                (0.4)%
Total debt as a percentage of total capitalization                              36.5%                  38.7%                50.3%
Total debt and redeemable preferred stock as
         a percentage of shareholders' equity                                   67.1%                  79.2%               134.4%
Effective tax rate                                                              35.2%                  39.4%                70.0%
Cash flow from (used for) operations                                     $     336.2            $     607.7          $      80.9
Capital expenditures, including timberlands                              $     107.0            $      96.0          $     216.1
Common shareholders' equity per common share                             $      27.97           $      24.52         $      18.92
Common stock price range                                               $31 3/4-41 1/4         $26 1/2-53 1/2         $201/2-293/8
Sales (thousands of short tons)
         Newsprint                                                           1,446                  1,402                1,460
         Directory and uncoated groundwood specialties                         275                    289                  265
         Coated groundwood                                                     432                    476                  453
         Market pulp                                                           393                    325                  300
Registered shareholders                                                      5,600                  5,900                6,600
Employees3                                                                   5,025                  5,500                6,000

* This table should be used in conjunction with the financial statements and notes to the financial statements.
1. Extraordinary charges relate to debt retirements in 1996, 1995 and 1990. The change in accounting principle relates to the adoption of SFAS #106 and SFAS #109 in 1992.
2.   Dividends are declared quarterly.
3. In 1996, the company sold Star Forms. 1991 and subsequent year amounts include GNP, acquired December 31,1991.
4. Total capitalization includes total debt, minority interests in subsidiaries, redeemable preferred stock and shareholders' equity.

(Full Page background photo of trees)

                                           Bowater Incorporated and Subsidiaries

      1993          1992               1991          1990             1989           1988           1987            1986
$   1,353.7   $   1,360.8         $   1,190.4   $   1,289.1      $    1,361.0   $    1,330.8       $1,154.5 $        846.7
      (63.3)        (74.1)              103.7         174.9             280.5          334.1          218.5          124.0

      (64.5)        (92.9)               45.6          87.4             144.6          164.3           81.1           49.4
      (64.5)        (82.0)               45.6          78.4             144.6          164.3           81.1           49.4
       (1.84)        (2.34)               1.15          2.05              3.86           4.37           2.12           1.49
         .60          1.20                1.20          1.20              1.14            .97            .83            .72

$     607.6   $     649.6         $     601.4   $     617.2      $      645.3   $      671.3   $      607.1   $      556.1
      178.5         124.7                  --            --                --             --             --           --
      316.2         296.1               259.9         279.0             279.2          269.7          203.7          126.4
       98.9         136.4               138.0         170.7             182.6          153.2          125.1           98.3
      103.1          79.5                34.3          32.6              32.7           37.2           37.7           36.0
      191.8         207.5               254.9         280.9             310.2          279.0          257.4          102.9
     (142.4)       (133.0)              (98.1)        (91.3)            (89.0)         (79.6)         (76.5)         (73.0)
$   1,353.7   $   1,360.8         $   1,190.4   $   1,289.1      $    1,361.0   $    1,330.8   $    1,154.5   $      846.7

$     422.5   $     432.6         $     414.1   $     297.9      $      285.7   $      273.5   $      256.6 $        243.6
    1,750.7       1,821.7             1,858.8       1,604.7           1,529.5        1,223.8        1,079.8        1,021.6
    2,726.2       2,881.6             2,780.0       2,297.9           2,284.2        1,880.5        1,699.8        1,600.7
    1,120.2       1,134.3               864.5         498.2             532.4          293.2          367.6          631.8
    1,194.6       1,208.5               938.6         572.2             606.4          367.1          441.4          705.6
    2,071.8       2,186.4             2,061.7       1,694.5           1,700.5        1,368.0        1,301.7        1,288.7

       (8.6)%        (9.6)%               4.4%          7.9%             16.0%          20.7%          13.1%          10.2%
       (4.8)%        (6.8)%               3.8%          6.8%             10.6%          12.4%           7.0%           5.8%
       54.1%         51.9%               41.9%         29.4%             31.3%          21.4%          28.2%          49.0%

      163.1%        147.7%               99.6%         61.2%             66.9%          44.4%          61.9%         156.1%
       32.0%         37.0%               37.0%         37.0%             36.0%          36.5%          43.0%          30.2%
$     (30.6)  $     109.5         $     156.6   $     238.4      $      327.3   $      324.3   $      247.3   $      123.7
$     121.8   $     139.5         $     159.7   $     214.1      $      423.4   $      214.3   $       88.1   $      308.5
$     20.10   $     22.55         $     26.21   $     26.24      $      25.37   $      23.07   $      19.60   $      15.33
$ 18-24 5/8   $17 5/8-27 1/4      $18 5/8-30 3/8 $16 1/8-28 1/2  $25 3/4-34 1/8 $25 1/4-36 7/8 $ 22-4 41/2    $23 3/8-33 1/8


      1,437         1,604               1,244          1,266             1,278          1,233          1,246        1,237
        278           191                --             --                --             --             --           --
        454           447                 346            352               343            337            316          188
        312           318                 317            300               261            250            253          260
      7,300         8,200               9,500         14,000            15,600         17,000         18,000       21,000
      6,600         6,900               7,200          5,100             5,100          5,000          5,000        4,800

(Full Page background photo of trees)



Directors and Officers                     Bowater Incorporated and Subsidiaries



Board of Directors

Francis J. Aguilar
Professor Emeritus
Harvard University
Graduate School of Business

H. David Aycock
Retired President,
Chief Operating Officer
and Director
Nucor Corporation
(steel and steel products)

Richard Barth
Retired Chairman, President
and Chief Executive Officer
Ciba-Geigy Corporation
(diversified chemical
products)

Kenneth M. Curtis
Attorney At Law
Curtis, Thaxter, Stevens,
Broder & Micoleau
Limited Liability Company, P.A.

H. Gordon MacNeill
Chairman
Wajax Limited
(distribution of heavy
industrial equipment)

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

James L. Pate
Chairman, President
and Chief Executive Officer
Pennzoil Company
(petroleum and petroleum
products)

John A. Rolls
President and
Chief Executive Officer
Thermion Systems
International
(aerospace and industrial
heating systems)


Board Committees

Executive Committee
A. M. Nemirow (Chairman)
H. D. Aycock
H. G. MacNeill

Audit Committee
K. M. Curtis (Chairman)
R. Barth
J. L. Pate

Human Resources and
Compensation Committee
D. R. Melville (Chairman)
F. J. Aguilar
H. D. Aycock

Nominating and Governance Committee
F. J. Aguilar (Chairman)
K. M. Curtis
J. A. Rolls

Finance Committee
R. Barth (Chairman)
H. G. MacNeill
J. A. Rolls

Officers

Arnold M. Nemirow
Chairman, President and
Chief Executive Officer

Anthony H. Barash
Senior Vice President-
Corporate Affairs
and General Counsel

E. Patrick Duffy
Senior Vice President and
President-Coated Paper
and Pulp Division

Arthur D. Fuller
Senior Vice President and
President-Newsprint Division

David G. Maffucci
Senior Vice President and
Chief Financial Officer

Donald G. McNeil
Senior Vice President and
President-Great Northern
Paper, Inc.

Robert J. Pascal
Senior Vice President

Donald J. D'Antuono
Vice President-Corporate Development

James H. Dorton
Vice President-Treasurer

Richard F. Frisch
Vice President-Human Resources

Steven G. Lanzl
Vice President-Information Technology

Robert D. Leahy
Vice President-Corporate
Relations

Robert A. Moran
Vice President-
Manufacturing Services

Michael F. Nocito
Vice President-Controller

Wendy C. Shiba
Secretary and Assistant
General Counsel

(Full Page background photo of trees)



Shareholder Information                    Bowater Incorporated and Subsidiaries

Annual Meeting
The company's annual meeting of shareholders will be held on Wednesday, May 21, 1997, at 10:30 a.m. at The Westin Hotel, Charlotte, N.C.

Stock Listings
Bowater Incorporated common stock is listed on the New York Stock Exchange (stock symbol BOW), U.S. regional exchanges, the London Stock Exchange and the Swiss Stock Exchanges.

     Depositary shares, each representing a one-fourth interest in a share of the company's 8.40% Series C Cumulative Preferred Stock, are listed on the New York Stock Exchange (stock symbol BOW Pr C).

Common Stock Registrars and Transfer Agents
The Bank of New York
101 Barclay Street
Stock Transfer Administration-22W
New York, NY 10286
800/524-4458

The R-M Trust Co.
Balfour House
390 High Road
Ilford, Essex 1G1 1NQ, England
081-478-1888

LIBOR Preferred Stock,
Series A Registrar and Transfer Agent
ChaseMellon Shareholder Services
120 Broadway
New York, NY 10271
800/205-8301

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

Auditors
KPMG Peat Marwick LLP
One Insignia Financial Plaza, Suite 600
P.O. Box 10529
Greenville, SC 29603
864/250-2600

Common Stock Prices
Price ranges of the company's common stock during 1996 and 1995 as reported on the New York Stock Exchange were:

                        1996               1995
                   High      Low       High     Low
First quarter    $41 1/4   $33 1/2   $37 5/8  $26 1/2
Second quarter    41 1/8    35 1/2    44 7/8   33 1/8
Third quarter     38 5/8    31 3/4    53 1/2   44 5/8
Fourth quarter    39 3/8    33 1/8    47 7/8   32 3/8

Corporate Headquarters and Divisions       Bowater Incorporated and Subsidiaries


Headquarters
Bowater Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, SC 29602
864/271-7733
864/282-9482 (Fax)
www.bowater.com


Divisions

Bowater Newsprint

Manufacturing Facilities
Calhoun Operations
Calhoun Newsprint Company
5020 Highway 11 South
Calhoun, TN 37309
423/336-2211

Mersey Operations
134 Brooklyn Road
P.O. Box 1150
Liverpool, NS
B0T 1K0 Canada
902/354-3411

Bowater Lumber
660 Industrial Boulevard
Albertville, AL 35959
205/878-7987

Mersey Sawmill at Oakhill
P.O. Box 499
Bridgewater, NS
B4V 2X6 Canada
902/543-4637

Sales Offices
15310 Amberly Drive
Suite 250-50
Tampa, FL 33647
813/977-4945

Point West Place
111 Speen Street
Suite 305
Framingham, MA 01701
508/872-5828

426 Fox Hollow Lane
Annapolis, MD 21403
410/280-0249

2000 Regency Parkway
Suite 380
Cary, NC 27511
919/467-6422

100 Merchant Street
Suite 195
Cincinnati, OH 45246
513/772-2744

55 East Camperdown Way
P.O. Box 1028
Greenville, SC 29602
864/271-7733

624 Crofton Park Lane
Franklin, TN 37069-6514
615/591-4377

Asian Sales
Paper Traders
International Pte Ltd
260 Orchard Road, #08-09
The Heeren
Singapore 238855
65/835-0488


Bowater
Coated Paper and Pulp

Manufacturing Facility
Carolina Operations
5300 Cureton Ferry Road
P.O. Box 7
Catawba, SC 29704
803/981-8000


Sales Offices
1025 Oakvale Rise
Alpharetta, GA 30201
770/772-4148

650 Warrenville Road
Suite 410
Lisle, IL 60532
630/960-9797

Park 80 West, Plaza 1,
3rd Floor
Saddle Brook, NJ 07663
201/368-3611

5300 Cureton Ferry Road
P.O. Box 7
Catawba, SC 29704
803/981-8000


Great Northern Paper

Manufacturing Facilities
Millinocket Operations
One Katahdin Avenue
Millinocket, ME 04462
207/723-5131

East Operations
Main Street
East Millinocket, ME 04430
207/746-9912

Pinkham Lumber
P.O. Box 0
Ashland, ME 04732
207/435-3281

Directory and
Specialties Sales Office
55 East Camperdown Way
P.O. Box 1028
Greenville, SC 29602
864/271-7733

Produced by
Corporate Relations,
Bowater Incorporated

(C) 1997 Bowater Incorporated,
Printed in U.S.A.

Bowater Incorporated is an
equal opportunity employer.

(Recycled logo)Printed on recycled content paper.