Form 10-K, Exhibit 13
period 1997-12-31
BOWATER INC
filed 1998-03-25
CIK 743368

BOWATER

[GRAPIC APPEARS HERE]

Financial Highlights


(In millions, except per-share amounts)                    1997               1996
----------------------------------------------------------------------------------
Net sales                                              $1,484.5        $   1,718.3
Operating income                                          135.7              301.2
Net income                                                 53.7              200.2
Diluted earnings per common share                      $   1.25        $      4.55
Average common and common equivalent
  shares outstanding                                       40.8               42.9
Dividends declared per common share                    $    .80        $       .80
Total assets                                            2,745.8            2,865.5
Total shareholders' equity                             $1,154.2        $   1,171.1
Percent return on average common equity                    4.5%              18.6%
Total debt                                             $  758.9        $     760.6
Total debt as a percentage of total capitalization        37.2%              36.5%
Current ratio                                             3.69x              2.97x
Capital expenditures, including timberlands            $   99.6        $     107.0
----------------------------------------------------------------------------------
Registered shareholders                                   5,200              5,600
Employees                                                 5,000              5,000
Common stock price range                            $37 - 55-5/8     $31-3/4 - 41-1/4



Contents:

Fellow Shareholders  1
Bowater At-A-Glance  6
Delivering High Performance  9
Poised for Growth  13
Safety and Environment  14
Financial Report  18
Directors  43
Officers  44
Shareholder Information  45

Fellow Shareholders:

Bowater posted another good year in 1997, although not as strong an earnings performance as in 1996. The year began with a cyclical low in pulp and paper prices, but Bowater's financial performance improved each quarter, culminating with a very profitable fourth quarter. In addition to benefiting from better pricing levels, Bowater continued to control costs and focus on high-return capital investments.
   I am also pleased to report that Bowater's common stock price rose 18 percent during 1997, with total returns to shareholders, including dividends, exceeding 20 percent. Bowater's returns were well above the paper and forest products industry averages: the Dow Jones Paper Products Group, an index of seven U.S. paper companies, rose only 6 percent in 1997. In its annual "Shareholder Scoreboard" published last month, THE WALL STREET JOURNAL ranked Bowater first among the top 10 U.S. paper companies in total shareholder return for 1997 and for the past five years. I believe that our stock performance reflects the financial markets' recognition of the company's focus on optimizing our rich asset base while pursuing growth opportunities.
   Our financial condition has never been better. Our balance sheet is one of the strongest in the industry. This gives us the flexibility to respond to a variety of internal and external opportunities. Last week we signed a definitive agreement with Avenor Inc. by which Bowater will acquire one of the leading forest products companies in Canada. This combination will create the second largest newsprint producer in the world with eight well positioned mills and a secure fiber base. Earlier this year, we entered into negotiations to acquire a significant interest in a newsprint mill in Korea. All of this sets the stage for a promising 1998.

Financial and Operating Results

Net income in 1997 was $53.7 million, or $1.25 per diluted share, on net sales of $1.5 billion. This compares to net income of $200.2 million, or $4.55 per diluted share, including $57.4 million, or $1.34 per diluted share for asset sales, on net sales of $1.7 billion in 1996. Lower average prices for our products were primarily responsible for the decline in revenue and profitability in 1997 compared with 1996, but the bottom of the pricing cycle occurred early in the year, and prices for all of our major products improved throughout the year.
   Bowater experienced strong demand for its products during most of last year, due in large part to a focused strategy to supply the long-term needs of key customers, rather than chasing prices in the spot markets. This strategy was particularly successful in maintaining sustained demand in Asia, where the markets were weakened by the financial crisis in the region.
   Bowater's strong customer relationships supported our ability to operate at full capacity for the entire year and avoid costly market downtime. We increased shipments in each product line, except the communications papers business, which was sold in 1996.

   Newsprint, our largest product line, is a very healthy business for us. In 1997, total U.S. demand for newsprint was up 7.1 percent and remains very strong this year, supported by continuing strength in the economy. North American capacity is essentially unchanged, inventories are at favorable levels and pricing is continuing to improve. As newspaper advertising remains the medium of choice, our customers continue to expand. This provides a growing demand for Bowater's newsprint.
   Coated paper is another key product line for Bowater, and one with excellent long-term prospects. Shipments of coated groundwood papers in the United States rose nearly 20 percent in 1997, shrinking inventories throughout the year. Magazine advertising pages grew by 5 percent, and the number of catalog mailings rose by an estimated 8 percent. All of this pushed up prices and order backlogs as we started the new year.
   The market for directory paper continues to be a strong and profitable portion of our business. Demand is good and prices are stable.
   Although economic turmoil in Southeast Asia weakened pulp prices by the first quarter of 1998, market pulp continues to be a profitable product line as U.S. demand for Bowater's pulp is growing and our manufacturing costs remain low.
   The first half of 1997 saw record prices for lumber, while the market softened during the second half. Housing starts are projected to be only slightly lower in 1998, and this is expected to lead to solid performance by our lumber operations. Bowater's three sawmills are in the eastern United States and Canada. With declining timber harvests in western North America, we expect demand for our structural lumber products to remain strong into the future.

Optimizing Assets

Bowater's ultimate goal is to increase the total value of our shareholders' investment through improved financial performance on a sustained basis. Rich in assets, Bowater intends to optimize them by making existing operations more productive and efficient, and therefore more profitable. We have been proactive in taking steps to enhance the value of your investment.

o Great Northern Paper. After an extensive study, we announced in late January 1998, a major decision involving Bowater's operations in Maine. A capital investment program of approximately $220 million over the next three years is designed to transform the East Millinocket site into a truly world-class mill, within the lowest quartile of costs for all newsprint and directory paper mills in North America. Concurrent with the decision to invest capital in the East Millinocket mill, the company also decided that the West Millinocket mill no longer meets the company's long-term objectives, and it has been put up for sale. The sale of this mill and the possible monetization of related assets are expected to make the capital improvement program at the East Millinocket mill substantially self-funding.

o Improvements at Calhoun. In September, Bowater announced plans to invest approximately $180 million over the next two years to modernize the Calhoun, Tenn., newsprint facility. This project includes a new thermomechanical pulp facility, a new woodyard and conversion of an idle recovery boiler into a waste-burning unit. The project will result in significant operating cost reductions and will make this mill, already among the lowest cost mills in North America, even more competitive.

o Catawba Initiatives. In July, our Catawba, S.C., mill installed a twin-wire former on its #2 paper machine. This $17 million project improved the quality of our coated paper products and increased production as well. This facility is in the process of identifying other projects, upstream and downstream from each of its three paper machines and pulp dryer, to improve the productivity and efficiency of the operation.

o Optimizing Timberland Value. At midyear, we announced the creation of a separate Forest Products Division with the simple but challenging goal of getting the most income and long-term appreciation in value from our vast holdings of timberlands. From an operating standpoint, we intend to complete the separation of the new division from the papermaking side of our business in 1998. We may then restructure this new business into a separately financed, stand-alone company, depending on our current need for capital and other factors. In no event, however, will we place our mills in jeopardy of losing their essential fiber supplies.

o Continuing Cost Reduction. In the past three years, Bowater has reduced its costs and improved its operating efficiencies by $150 million on an annualized basis. Although further cost reductions and productivity gains will be driven primarily by new capital investments, your company will be continually focused on improving its cost structure in all aspects of its operations.

o Human Resources. There is no more important asset for us than our dedicated employees. We have established a comprehensive, incentive-based compensation structure to align employee interests at all levels with those of our shareholders. For example, about 95 percent of our employees participate in gainsharing awards and similar incentives that provide cash payments for attaining specified goals set for cost reduction, productivity, quality and safety improvements.

Poised for Growth

Another important way to improve our financial performance on a sustained basis is to grow our production and marketing capabilities. In the current economic setting, we believe this can best be accomplished by acquiring existing businesses related to ours. Our preference for growth is through acquisition rather than by building large, new production facilities. With its strong financial condition and operational efficiencies, Bowater is in an excellent position to do so. The pending acquisition of Avenor Inc., with excellent mills and experienced management teams, provides the opportunity to enhance our position in all regional newsprint markets throughout North America and significantly expand our international business.

   We are confident about the prospects for Bowater's market growth in Asia despite the current financial crisis there. If our negotiations to acquire the Korean newsprint mill are successful, this facility, which started up in late 1996, will become a platform for growth in Asia. It will also provide new export opportunities in Latin America and Europe for our East Coast Canadian mill, which has supplied Asian customers in recent years.

Looking Ahead

Our goals are clear. We expect to:

o Optimize our existing production assets by creating value-added strategies for timberlands, selling underperforming facilities and investing in high-return capital projects to continually improve our asset base, and

o Grow our production and marketing capabilities through the successful integration of our pending acquisitions.

   Although Bowater has achieved an excellent competitive position in the past few years, we will continue to capitalize on a significant asset and customer base. I believe this strategy is the key to increasing the value of your investment in Bowater.
   Finally, I would like to thank Donald R. Melville for his many years of valuable service as a member of Bowater's Board of Directors. Don, who will retire later this year, joined our Board in 1984, at the creation of Bowater as a newly independent, New York Stock Exchange-listed company. His contributions over the years have enhanced the value of your company, and we will miss him.


Sincerely,

Arnold M. Nemirow
Chairman, President and Chief Executive Officer

March 16, 1998

[PHOTO OF ARNOLD M. NEMIROW APPEARS AT LEFT OF SIGNATURE]

About Bowater


Bowater Incorporated, headquartered in Greenville, S.C., is a major producer of wood fiber products. We manufacture newsprint, coated papers, groundwood specialty papers, directory paper, market pulp and lumber. Bowater is the largest U.S. manufacturer of both newsprint and directory paper and one of North America's largest manufacturers of coated groundwood paper. Our pulp and paper products are marketed worldwide. Bowater employs about 5,000 people.
   Our strategically located paper mills in the United States and Canada produce
2.7 million tons of paper and pulp products. Bowater facilities are ISO 9002 certified and are located in Catawba, S.C.; Calhoun, Tenn.; Millinocket and East Millinocket, Maine; and Liverpool, Nova Scotia, Canada. Bowater's three softwood sawmills, which annually produce 200 million board feet of construction grade lumber, are located in Bridgewater, Nova Scotia, Canada; Ashland, Maine; and Albertville, Ala.
   Supporting these operations are 3.5 million acres of timberlands owned or managed by Bowater. Approximately 2 million acres are located in Maine, 900,000 acres are in the Southern United States and 600,000 acres are situated in Nova Scotia. This timberland base supplies our paper mills and sawmills as well as many independently-owned forest products businesses.
   Bowater is organized into three operating divisions: Newsprint and Directory, Coated Paper and Pulp, and Forest Products.

Bowater At-A-Glance

[GRAPHIC APPEARS AT LEFT OF PAGE]

Newsprint and Directory Division
--------------------------------------------------------------------------------

Bowater is the largest manufacturer of newsprint and directory paper in the United States, selling to newspaper publishers, telecommunications companies, advertisers and commercial printers the world over. Our customers include The Washington Post, The New York Times, Scripps Howard, Advance Publications, Gannett, Knight-Ridder, O Globo in Brazil, Apple Daily in Hong Kong, BellSouth, Bell Atlantic, Southwestern Bell and Australia's Pacific Access Pty. Ltd. (formerly Telstra).
   In 1997, we sold about 1.8 million short tons of newsprint, directory paper and uncoated groundwood specialties, or 8 percent of North American production capacity and 9 percent of U.S. market share.


Products
--------------------------------------------------------------------------------

The Division manufactures 24 to 32 lb. newsprint, 18 to 25 lb. directory paper, 32 to 45 lb. uncoated groundwood specialties, 36 to 60 lb. coated papers and fully bleached hardwood kraft market pulp. Coated paper and fully bleached hardwood kraft market pulp are marketed through Bowater's Coated Paper and Pulp Division.


Markets
--------------------------------------------------------------------------------

The Division markets newsprint, directory paper and uncoated groundwood specialties to customers in the United States, Canada, Europe, Asia, Latin America and the Middle East.


Coated Paper and Pulp Division
--------------------------------------------------------------------------------

Bowater is one of North America's largest manufacturers of coated groundwood paper, selling nearly 500,000 short tons in 1997 with 8.7 percent of North American market share. Our web offset and rotogravure printing papers are used by commercial printers such as World Color Press, Inc., Quebecor, Inc., R.R. Donnelley & Sons Co., Inc. and Quad/Graphics. Our customers also include major magazine publishers such as News America, Cahners/Reed, The New York Times Company and Reader's Digest, catalog publishers such as J. Crew, Talbots, Spiegel and L. L. Bean, and book publishers such as Simon & Schuster, McGraw-Hill and Harcourt Brace.
   In 1997, the Division sold about 400,000 short tons of fully bleached softwood and hardwood kraft market pulp used in numerous products such as fine paper, tissue and packaging by customers including Kye Sung, Nippon Paper, Wausau-Mosinee, Westvaco, Williamette, Cartiere Burgo and Manpa.

Products
--------------------------------------------------------------------------------

The Division manufactures 36 to 60 lb. coated groundwood papers, fully bleached softwood kraft market pulp, 27.6 to 32 lb. newsprint and 30 to 35 lb. uncoated groundwood paper. Newsprint is marketed through Bowater's Newsprint and Directory Division.

Markets
--------------------------------------------------------------------------------

The Division markets coated groundwood papers, fully bleached softwood and hardwood market pulp and uncoated groundwood specialties to customers in the United States, Africa, Asia, Europe and Latin America.

--------------------------------------------------------------------------------
Forest Products Division

Created in 1997, the Division is responsible for managing Bowater's sawmills and maximizing the returns from Bowater's 3.5 million acres of timberlands in the United States and Canada. The Division sells pulpwood, sawtimber, lumber and wood chips to a variety of customers. Because of the proximity of the Division's land base to Bowater's operating mills, these manufacturing facilities are the Division's most significant customers. The Division, however, has considerable latitude and incentive to sell its products in the open market.
   In 1997 the Division manufactured and marketed approximately 200 million board feet of construction grade lumber.


Products
--------------------------------------------------------------------------------

The Division produces and procures more than 10 million tons of chips, sawtimber and pulpwood.


Markets
--------------------------------------------------------------------------------

The Division markets pulpwood and sawtimber in the eastern United States and Canada. The Division also markets softwood lumber to customers in the eastern United States, the United Kingdom and Canada.

                       [Graphics and a Photo appears here]

Delivering
High Performance

To increase the value of the enterprise, Bowater's focus emphasizes two corporate goals: optimizing our assets and growing our market position, preferably through acquisition. Our strong financial condition positions us to capture value opportunities as they arise.

Our Focus

Bowater has differentiated itself from its peers by employing a rigorous process to analyze and select capital projects that both sustain the business and increase yields targeted to exceed the cost of capital. Senior management is charged with the responsibility of balancing required investments - compliance projects and routine replacements - with projects that produce the highest return on the capital invested. This process has generated a very favorable mix of new investments while keeping overall spending to appropriate levels. Return on Investment and Economic Value Added (R) are two of the measurement tools used to evaluate capital spending. This focus on disciplined investing has been intensified by linking a portion of the annual incentive compensation of key managers to the returns on total spending.

Optimizing Our Assets

In July 1997, we completed a major capital upgrade of the No. 2 coated paper machine at our Catawba, S.C., facility by installing a twin-wire former. This upgrade provides the paper qualities and printing characteristics demanded by today's marketplace. The project was completed on time and under budget and had an excellent start-up that attained performance goals in record time. This upgrade was partially responsible for an increase in productivity at Catawba this year.
   At the Calhoun, Tenn., newsprint facility, a $180 million modernization project launched in 1997 will expand our thermomechanical pulp (TMP) capabilities, upgrade the woodyard and convert an idle recovery boiler to a fluidized bed boiler. The new TMP facility will replace an outdated groundwood mill. TMP's high yield makes optimum use of the mill's wood supply while significantly lowering operating costs. In addition, the introduction of higher quality TMP allows the mill to optimize the fiber blend used in the manufacture of newsprint.
   As part of this modernization, we are upgrading the woodyard operations to improve the mill's cost structure by taking advantage of the economies of scale. This investment will result in higher operating efficiencies and lower operating costs, which should make Calhoun one of the lowest cost mills in the industry.
   We are also converting an idle recovery boiler to a fluidized bed boiler that will transform old tires, wood waste, bark and wood fiber sludge into energy for the Calhoun mill. The Tennessee Department of Environment and Conservation


Percent of
Total 1997 Revenues

[PIE CHART APPEARS HERE]

o  Newsprint and Directory      60%
o  Coated Paper and Pulp        31%
o  Forest Products               9%


Facing Page: Bowater's Calhoun, Tenn., mill is the largest newsprint manufacturing operation in North America. The facility produced nearly 833,000 tons of newsprint and uncoated groundwood specialities, and 153,000 tons of market pulp in 1997.

1997 Shipments by Mill
(thousands of short tons)

Calhoun             970
Catawba             876
Mersey              276
Great Northern      558


Facing Page: Bowater is one of the largest directory paper manufacturers in North America. Our two facilities in Maine produce virgin and 40 percent recycled fiber content directory paper.



recognized the financial and environmental significance of this conversion when it awarded Bowater an Innovative Technology Grant.
   Bowater takes pride in its relentless focus on cost reduction. We have established a Materials and Supply Strategy Team (MSST) composed of cross-divisional, cross-functional members from maintenance, operations, end users and purchasing. The MSST developed and implemented a process to review and evaluate Bowater's annual expenditures for materials and supplies, resulting in consolidation of suppliers and ongoing cost reductions.
   In July, we announced the reorganization of our U.S. and Canadian forest and wood products operations into the Forest Products Division. This consolidation will allow us to identify and pursue opportunities to improve returns on our timberlands through increased outside sales, reduced costs and better forest management. We continue to study financial structures that will add opportunities to increase value from our timber assets.
   The creation of the Forest Products Division represents a major shift from the traditional role of a woodlands operation as a support operation for the paper mills. The Division's new role is that of a stand-alone business enterprise whose management team is expected to demonstrate business leadership as well as forest management expertise.
   Meanwhile, the most important first step in the reorganization has been taken
- putting in place a management team and strategic plan. The management team is highly experienced in woodlands and sawmill operations. This leadership team is focused on managing the Forest Products Division as a distinct business unit that improves yield, efficiencies, profitability and asset returns.
   This shift in focus is already contributing to improved operations. For example, in the woodland basins that surround our Calhoun and Catawba mills, we have begun initiatives designed to increase growth rates. These initiatives will result in a shortened planting-to-harvesting rotation, from 30 to 22 years at both operations. An investment in forest fertilization was just one piece of a larger plan to improve growth rates on company lands.
   In 1997, Bowater continued to invest in its sawmills to improve lumber yield from company-harvested trees as well as those purchased on the open market. For example, we invested in optimization equipment that allows us to use more of the sawlog and to process smaller trees more efficiently, thereby capturing greater value.
   We are investing approximately $220 million in our mill at East Millinocket, Maine, to build a new TMP facility to replace the older stone groundwood mill, modernize two paper machines and make other improvements in the energy and electrical systems. Construction is anticipated to begin in early 1999 and take up to 24 months to complete. The project is expected to improve productivity and reduce operating costs, positioning the site to be a first quartile cost mill.
   We are seeking a buyer for our nearby Millinocket, Maine, mill because that facility no longer meets our long-term objectives.

                       [GRAPHICS AND A PHOTO APPEARS HERE]

                      [GRAPHICS AND A PHOTO APPEARS HERE]

Poised For Growth

Bowater has been actively pursuing growth opportunities through acquisition, using existing product lines as platforms for growth. As we turn our focus toward the successful integration of our pending acquisitions, we will leverage our strengths.

Financial Capacity For Growth

Bowater has one of the strongest balance sheets in the industry. We have significantly reduced our debt, exercised discipline in capital investments and maximized operating cash flows. At year-end 1997, Bowater had more than $400 million in cash and marketable securities, an investment-grade debt rating and the ability to use equity for the right opportunities. These factors provide the financial flexibility to pursue growth opportunities.

Incentives For Growth

Bowater has developed a work force that operates according to a shared set of well-understood values-customer focused, cost conscious, results oriented and flexible.

   To provide incentives that effectively align employee interests with those of our shareholders, we recently developed a series of compensation programs that will recognize and reward contributions to our successful and profitable long-term growth. These programs include:

o A gainsharing program and similar incentives that reward improvements in safety, productivity, quality and cost. About 4,600 employees currently participate.

o A management incentive compensation plan based on the performance measures of return on net assets, return on capital spending and operational performance.

o A savings plan with a company match of employee contributions linked to return on net assets.

o A sales force incentive program based on meeting individualized sales goals tied to specific performance standards.

o A long-term incentive plan for senior management in which payment is based on Bowater's stock price and asset returns that must exceed the average for peer companies.

Growing With Our Customers

During 1997, Bowater consolidated its newsprint and directory paper businesses into the Newsprint and Directory Division. The combination of these complementary core products has enhanced our opportunities to improve service to our uncoated groundwood paper customers by leveraging our knowledge of customers and territories.
   The consolidation taking place in the publishing industry presents opportunities for Bowater to enhance our relationships with customers who have strong market



1997 Shipments
by Destination
(percent)

[BAR CHART APPEARS BELOW WITH THE FOLLOWING INFORMATION:]

                  Export    Domestic
Newsprint           18        82
Coated               3        97
Directory           20        80
Market pulp         62        38


Facing Page: A supercalendar at Bowater's coated paper mill in Catawba, S.C. is capable of handling paper more than 25 feet in width. Supercalendars tailor product characteristics, such as gloss and smoothness, to meet specific customer requirements.

1997 Sales by Product
(millions of dollars)

[BAR GRAPH APPEARS BELOW WITH THE FOLLOWING INFORMATION:]

Newsprint                          731
Coated groundwood                  338
Directory                          179
Market pulp                        173
Uncoated groundwood specialities    44
Lumber and other wood products     135


Facing Page: In 1997, Bowater produced about 400,000 tons of fully bleached softwood and hardwood market pulp at its Catawba, S.C., and Calhoun, Tenn., facilities. Bowater pulp is used throughout the world to produce many products, including fine papers and tissue papers.



positions. At the same time, we deliver the highest level of products and services possible to ensure that our customers maintain healthy, profitable businesses. When our customers thrive, we thrive. When our customers win, we win.
   Indeed, Bowater has sustained its focus on developing strong, mutually-beneficial relationships with customers through individualized attention. Our goal is to encourage the growth of print as a medium by making our customers' businesses more successful. Partnership initiatives with our customers include mill and pressroom visits, production department crew exchanges, quality audits, inventory control and continuous training programs.
   In recent independent surveys, customers rated Bowater number one in valuing its commitments and relationships. Customers described Bowater's performance in customer service, product quality and technical assistance as exceptional.

Global Growth Opportunities

Markets in many other parts of the world are growing at a faster rate than the North American market. Bowater has the ability to grow internationally while preserving strong partnerships with its domestic customers. Our reputation for quality products and service, a culture that is financially disciplined and a decentralized organization that encourages rapid response, position us to be competitive in the global marketplace. Our ultimate success in expanding globally will be built on seizing the right opportunity, including forging strong partnerships and joint ventures both domestically and internationally.

Safety and Environment

Bowater is committed to providing a safe working environment. Our goal is to achieve safety leadership in the pulp and paper industry. A natural dependency exists between Bowater and the environment; wood and water are the major raw materials for pulp and paper.

Operating Safely

A renewed focus on long-term safety goals begun in 1996 has led to a 17 percent reduction in Bowater's Occupational Safety and Health Administration (OSHA) incident rate in 1997 over 1996, and a 34 percent decrease since 1995. Examples of significant safety improvements include our Calhoun mill, which achieved its all-time lowest injury rate in 1997 with a 39 percent reduction in the number of injuries. The injury rate at the Mersey mill decreased by 30 percent and the Catawba mill experienced a 25 percent reduction. Bowater Lumber Company, which improved 55 percent year over year, the Oakhill Sawmill and the Mersey woodlands ended 1997 with the best safety records ever. The Catawba and Calhoun woodlands had no recordable injuries in 1997.

                              [PHOTO APPEARS HERE]
                                                                              15

Bowater Timberland Holdings
(acres in thousands)

Nova Scotia         613
Maine             2,015
Tennessee           364
South Carolina      304
North Carolina       99
Georgia              99
Alabama              33

Facing Page: Bowater personnel continually monitor wastewater treatment equipment to ensure that the company meets or exceeds state environmental standards. Clarifiers at each Bowater location remove solids from mill wastewater before it is biologically treated.


   Several successful programs are responsible for these dramatic improvements. For example, at our Catawba facility, we restructured our safety program to enhance employee involvement by forming high-performance work teams. Many of the principles of OSHA's Voluntary Protection Program are an integral part of overall continuous improvement, including an ergonomics team that assesses all human engineering factors in the office, production and maintenance areas.

Respect For The Environment

Bowater has taken affirmative steps toward compliance with the Cluster Rule issued by the Environmental Protection Agency in 1997. We are proceeding with modifications at our Millinocket, Catawba and Calhoun mills to comply with the new air and effluent regulations, which require U.S. paper grade pulp producers to eliminate the use of elemental chlorine from their pulp bleaching operations by early 2001.
   In 1997, Bowater recycled 342,000 tons of old newspapers, directories and magazines into newsprint, directory paper and groundwood specialty papers, eliminating the need for nearly 710,000 cubic yards of landfill. In addition, we converted more than 1.3 million tons of tires, bark, sawdust and sludge into energy-waste that would have gone to landfills or incinerators.
   Although the Compact for Maine's Forests was narrowly defeated in a 1997 referendum vote, Bowater will manage its Maine lands under the principles of the Compact while proposals for new forest policies are debated within the state. Major components of the Compact included clear and reasonable harvesting guidelines, a sustainable management audit program and other new forestry initiatives.
   Bowater is committed to the best forestry management practices endorsed by the American Forest & Paper Association, including the Sustainable Forestry Initiative(SM).

Providing Recreational Opportunities

Much of the land owned or managed by Bowater is available for recreational use. Bowater has established and maintains 58 miles of scenic hiking trails. Several trails wind through "Pocket Wilderness" areas that have been set aside by Bowater for preservation in their natural states. Thousands of hikers and other recreationists regularly enjoy the resources of the land.
   In Maine, we have created two "Remote Recreation Areas" where the public can enjoy non-motorized recreation in the summer and snowmobiling in the winter. In total, there are 400 miles of snowmobile trails, 60 miles of cross-country ski trails and six miles of hiking trails.
   Almost 80,000 acres in Nova Scotia are reserved for recreational programs. In June 1997, the Nova Scotia Environmental Assessment Board recognized Bowater's forest recreation program with an Award of Merit.
   Approximately 338,000 acres in Tennessee, North Carolina, South Carolina and Georgia are included in management agreements with those states' wildlife management organizations to enhance wildlife habitat and provide recreational opportunities.

                              [PHOTO APPEARS HERE]
                                                                             17

Financial Report 1997


                              [PHOTO APPEARS HERE]


Contents:

Business and Financial Review  19
Consolidated Financial Statements  26
Notes to Consolidated Financial Statements  30
Management's and Auditors' Statements  39
Financial and
Operating Record  40

Business and Financial Review Bowater Incorporated and Subsidiaries


Overview
The company's net income for 1997 was $54 million, or $1.25 per diluted share, on net sales of $1.5 billion. Although lower than 1996, the company's net income during the latter half of 1997 improved significantly as selling prices for the company's major products improved. Net income for 1996 was $200 million, or $4.55 per diluted share, which included gains on the sale of assets of $57 million after tax and minority interest, or $1.34 per diluted share, and extraordinary charges of $4 million after tax, or $.09 per diluted share, relating to the repurchase of outstanding debt. Net sales for 1996 totaled $1.7 billion.

Fourth Quarter of 1997: Net income for the fourth quarter of 1997 was $30 million, or $.72 per diluted share, on net sales of $401 million. For the fourth quarter of 1996, the company earned net income of $18 million, or $.41 per diluted share, on net sales of $372 million. Fourth quarter 1996 net income included after-tax gains on asset sales of $19 million, or $.46 per diluted share.
   Operating income for the fourth quarter of 1997 was $62 million, significantly higher than operating income for the fourth quarter of 1996 of $8 million, as quarterly average transaction prices increased for all of the company's products except directory paper and lumber. Operating income for the fourth quarter of 1997 was also the highest since the second quarter of 1996. The company's fourth quarter newsprint and market pulp average transaction prices were 7 percent higher than in the fourth quarter of 1996, while the average transaction price for coated paper increased 14 percent. Comparing the same periods, the company's shipments increased for all products except market pulp. The devaluation of certain Asian currencies in the latter half of 1997 did not materially affect the company's newsprint and market pulp export sales. In addition to higher selling prices and shipments, the company's cost of sales, and selling and administrative expenses were lower in the fourth quarter of 1997. This was due to the absence of costs relating to Star Forms Incorporated ("Star Forms," formerly Bowater Communication Papers Inc.), which was sold in 1996, and expenses recognized in the fourth quarter of 1996 relating to an incentive compensation program.

Results of Operations:
1997 Compared with 1996
The company's operating income was $136 million in 1997 on net sales of $1.5 billion, compared with $301 million on net sales of $1.7 billion in 1996. Annual average transaction prices for all of the company's products, except market pulp and lumber, were lower in 1997. These lower selling prices accounted for the majority of the operating income decline. Net income for 1997 was $54 million, compared to $200 million in 1996.

Product Line Information: Although all company operations are grouped in a single segment, market and operating trends are discussed by major product. In general, the company's products are globally traded commodities. Pricing and the level of shipments of these products will continue to be influenced by the balance between supply and demand as affected by global economic conditions, changes in consumption and capacity, the level of customer and producer inventories, and fluctuations in exchange rates.
   The information provided in the following product line discussions concerning market and industry conditions was obtained from the following sources: the Newspaper Association of America; the Canadian Pulp and Paper Association; the American Forest & Paper Association; and the Media Industry Newsletter. This information is provided to enhance the reader's understanding of the company's financial results and the conditions under which these results were achieved.

Newsprint In contrast to 1996, conditions in the newsprint market improved throughout 1997. In 1996, newsprint consumption declined as high prices in 1995 caused many newspaper and commercial printers to reduce usage. Lower demand caused prices to decline and producer inventories to increase during 1996. By the end of the year, consumption began to increase, causing a recovery in the newsprint market. This recovery continued throughout 1997 as consumption of newsprint by U.S. daily newspapers and total U.S. newsprint consumption increased compared to 1996. North American newsprint producer inventory levels decreased, while U.S. daily newspapers' newsprint inventory increased slightly at the end of the comparable periods. The newsprint export market experienced a similar recovery. These improved market conditions enabled the company to increase prices in 1997. In March,


Operating Income (Loss)
($ millions)

[BAR GRAPHS APPEAR BELOW WITH THE FOLLOWING INFORMATION:]


 93   94        95        96        97
 --    --        --        --        --
(63)   42        549       301       136


Newsprint
                                                  93     94     95      96      97
                                                  --     --     --      --      --
Average Transaction Price (per short ton)        423    414    600     585     493
Shipments (thousands of short tons)            1,437  1,460  1,402   1,446   1,482

[BAR GRAPHS APPEAR BELOW WITH THE FOLLOWING INFORMATION:]

Coated Groundwood

                                             93     94     95     96    97
                                             --     --     --     --    --
Average Transaction Price (per short ton)    696    677    975   824   705
Shipments (thousands of short tons)          454    453    476    432   479


Directory Paper
                                             93     94     95    96    97
                                             --     --     --    --    --
Average Transaction Price (per short ton)    685    679    709   871   784
Shipments (thousands of short tons)          202    189    229   211   228



the company announced a $75 per metric tonne domestic price increase, and in October, it announced a $35 per metric tonne domestic price increase. The company realized slightly less than the anticipated increases from these announcements. Although the company's average transaction price was 16 percent lower in 1997 compared to 1996, improved market conditions in 1997 led to quarterly average transaction price increases in the second, third and fourth quarters. Shipments were slightly higher comparing 1997 to 1996, while the company's newsprint inventory at the end of 1997 was at its lowest level in the company's history. In January 1998, the company announced a $40 per metric tonne domestic price increase effective April 1.

Coated Groundwood The coated paper market also improved in 1997 compared to 1996, when coated groundwood paper demand declined due to conservation measures and inventory reductions initiated by commercial printers and publishers. During the first quarter of 1997, consumption began to increase and market conditions improved. Comparing the full year of 1997 to 1996, U.S. coated groundwood shipments and magazine ad pages increased while U.S. coated groundwood producer inventory levels decreased. These favorable market conditions allowed the company to increase coated groundwood transaction prices four times. In April 1997, the company increased prices $60 per ton; in July it increased prices between $50 and $80 per ton; in October it increased prices up to $40 per ton; and in January 1998, it increased prices $60 per ton. The realization of these price increases varied, however, according to market segment and the timing of implementation. The company's average transaction price for the second, third and fourth quarters of 1997 was higher than the respective prior quarters. Compared to 1996, the average transaction price for 1997 was 15 percent lower, while shipments increased 11 percent. The company's inventory at the end of 1997 was at its lowest level since 1992.

Directory Paper Sales of the company's directory products in 1997 decreased compared to 1996. The company's average transaction price decreased 10 percent compared to 1996, partially offset by an increase in shipments of 8 percent. During 1996, demand decreased in the directory paper market caused by conservation measures initiated by telephone directory publishers, which had the effect of lowering prices. This also affected the company's prices in 1997, since a large portion of the company's sales are based on contracts, the pricing of which was determined in 1996. In addition, the company sold more higher priced grades of directory paper in 1996 compared to 1997.

 Market Pulp The pulp market showed signs of improvement in 1997 in comparison to the conditions and pricing that existed in 1996. In 1997, NORSCAN (United States, Canada, Finland, Norway and Sweden) softwood market pulp shipments increased compared to 1996, while NORSCAN inventory levels decreased at the end of the comparable periods. Beginning in the second quarter of 1997, the company's average transaction price began to improve, and for the full year, it was $34 per metric tonne, or 8 percent higher compared to the average transaction price for 1996. Shipments increased 4 percent over 1996 levels. Late in the fourth quarter of 1997, the devaluation of Asian currencies negatively affected pulp pricing, particularly in the export market. The company's market pulp transaction prices and shipments were not materially affected.

Lumber In the first half of 1997, favorable conditions in the lumber market carried over from 1996, as demand from U.S. housing starts, low producer inventories and strong foreign consumption kept market prices at or above prior year levels. During the balance of 1997, however, prices decreased as supply outpaced demand. In the United States, housing starts totaled 1.4 million in 1997, slightly less than 1996. In addition, a slowdown in the Japanese housing market caused some producers to divert lumber to the U.S. market. The company's average transaction price increased in the first three quarters of 1997 compared to the same 1996 quarters. The company's fourth quarter 1997 average transaction price, however, was 8 percent lower than the fourth quarter of 1996. For the full year of 1997, the company's average transaction price was 10 percent higher than 1996, while shipments were 3 percent higher.

Cost of Sales and Other Income
and Expenses: Cost of sales decreased 4 percent in 1997 compared to 1996. This decrease was due to the absence of costs relating to Star Forms, partially offset by higher costs due to increased shipments in 1997.
   Selling and administrative expenses decreased 22 percent comparing 1997 to 1996. This decrease was also due to the absence of expenses relating to Star Forms. In addition, administrative costs in 1996 included the major portion of expense associated with a three-year incentive compensation plan established in 1994.
   Interest expense decreased 5 percent in 1997, due to lower average debt balances in 1997 compared to 1996. Interest income increased 2 percent, comparing the same periods, due to higher average investment balances.
   In 1997, the company sold 1,000 acres of timberlands resulting in a pre-tax gain of $.8 million. In 1996, the company sold 121,000 acres of timberlands resulting in a pre-tax gain of $81 million, and sold Star Forms resulting in a gain of $17 mil-lion. The company did not incur any extraordinary charges in 1997. In 1996, the extraordinary charge of $4 million, net of taxes of $2 million, represented the fees and expenses incurred to retire long-term debt.

Liquidity And Capital Resources
The company's cash, cash equivalents, and marketable securities balance at year-end 1997 was $406 million, a decrease of $25 million from $431 million at year-end 1996.
   Cash and cash equivalents increased to $229 million at year-end 1997, from $85 million at year-end 1996, an increase of $144 million. The company generated $196 million of cash from operations and $73 million from investing activities, while it used $125 million of cash for financing activities. Significant transactions for the year included: the maturity of $169 million of marketable securities, the purchase of 1.6 million shares of the company's common stock at a cost of $67 million, the redemption of the remaining 500,000 shares of LIBOR Series A (LIBOR) Preferred Stock for $25 million and the payment of cash dividends of $21 million to the minority shareholder of Calhoun Newsprint Company (CNC).

Cash from Operating Activities: The company's operations generated $196 million of cash in 1997, $141 million less than the cash generated from operations in 1996. This decrease was largely the result of lower operating income of $166 million due to lower selling prices for most of the company's products. Working capital changes, excluding taxes, were unfavorable by $114 million. Tax payments in 1997 were $136 million lower than in 1996, due to the lower level of income in 1997. In addition, 1996 tax payments included payments for the company's
1995 liability, which it was able to defer for one year.

Cash from Investing Activities: Cash inflow from investing activities in 1997 was $73 million versus a cash outflow of $272 million in 1996. Capital expenditures in 1997 totaled $100 million, slightly less than the $107 million spent in 1996. Pre-tax cash proceeds from the disposal of fixed assets, timber and timberlands totaled $4 million in 1997 versus $127 million in 1996. In 1996, the company sold 121,000 acres of timberlands for $122 million. Also in 1996, the company sold Star Forms resulting in net cash proceeds of $54 million. In 1997, the company realized $169 million from the maturity of marketable securities, while in 1996, it invested $345 million.
   Several years ago, the company undertook an initiative to eliminate non-strategic assets, including non-strategic timberland tracts. Since 1993, the company has sold 434,000 acres of timberlands throughout the United States and Canada. This includes the sale of 19,000 acres in January 1998 with gross proceeds of approximately $30 million. Currently, the company owns and leases a total of 3.5 million acres of timberlands. Sales of non-strategic timberlands are processed through the company's Forest Products Division.
   In September 1997, the company announced its plan to invest approximately $180 million over the next two years to modernize its Calhoun, Tenn., newsprint facility. The plan calls for a new thermomechanical pulp facility, an upgraded woodyard and conversion of an idle recovery boiler. In addition to reducing operating costs, these changes will have a positive environmental impact by burning a variety of waste products that would otherwise be sent to landfills.
   In January 1998, the company announced its plan to invest approximately $220 million to modernize its East Millinocket, Maine, pulp and paper mill. The plan encompasses a new thermomechanical pulp mill facility, modernization of two paper machines, which produce newsprint and directory paper, and other improvements to the site's energy and electrical systems. Although the project will not increase the company's papermaking capacity, it is expected to reduce operating costs and improve productivity. Construction is anticipated to begin in early 1999 and take up to two years to complete. The company also announced its intention to seek a buyer for its Millinocket, Maine, paper mill, which includes four paper machines and related assets. This facility no longer meets the company's long-term objectives.
   The company anticipates capital spending of approximately $250 million in 1998, which includes approximately $100 million for the Calhoun modernization.
   Also in January 1998, the company announced that it was in negotiations to acquire a significant interest in the Daebul Newsprint Mill owned by Halla Pulp & Paper Co. Ltd., which is part of the Halla Group of Seoul, Korea. The Korean mill started up in late 1996 and has an annual production capacity of approximately 250,000 metric tonnes of recycled newsprint for the Korean and other Asian markets. These negotiations are continuing.
   On March 9, 1998, the company signed a definitive agreement by which it will acquire all of the outstanding shares of Avenor Inc. common stock for C$35 per share (U.S.$24.67 per share as of March 9). The purchase price, including assumed debt, is approximately C$3.5 billion (U.S.$2.5 billion as of March 9). The combination has been approved by the Boards of Directors of both companies and is expected to be completed by the end of June 1998, subject to the approval of the shareholders of both companies and appropriate regulatory authorities. The transaction will be financed through a combination of cash, additional debt and common stock. The cash portion of the transaction is limited to 60 percent of the purchase price and could be as low as 50 percent. Conversely, the equity portion could be as much as 50 percent, but


Market Pulp
                                                  93     94     95      96      97
                                                  --     --     --      --      --
Average Transaction Price (per short ton)        317    436    717     393     424
Shipments (thousands of short tons)              312    300    325     393     407

Capital Expenditures
Including Timberlands
($ millions)

93        94        95        96        97
--        --        --        --        --
122       216       96        107       100
in no event, less than 40 percent. The company anticipates using its existing cash reserves and replacing its current $150 million Credit Agreement with a new one-year committed $1 billion credit facility to fund the cash portion of the transaction. The company intends to sell Avenor's uncoated freesheet mill and pulp mill in Dryden, Ontario, with the proceeds used to repay debt.
   Avenor Inc. is an international forest products company that manufactures newsprint, pulp, uncoated freesheet paper and wood products. In 1997, its net sales were C$2.0 billion, and at December 31, 1997, its total assets were C$2.7 billion. If the acquisition is approved, Bowater Incorporated will double its annual newsprint and groundwood paper making capacity and become a major producer of market pulp, making it the second largest newsprint producer in the world and the third largest market pulp producer in North America.

Cash from Financing Activities: Cash flow used for financing activities was $125 million in 1997, $119 million lower than the amount spent in 1996. In 1997, the company's cash dividends were $13 million lower due to reduced dividend payments to the minority shareholder of CNC. The company also paid lower preferred stock dividends due to the conversion of the company's 7% PRIDES Series B Convertible Preferred Stock (PRIDES) into common stock and the redemption of the company's remaining shares of LIBOR Preferred Stock. In 1997, the company used $2 million for current payments on long-term debt obligations, while in 1996 it used $64 million to repurchase and extinguish outstanding debt in addition to normal long-term debt payments. Common stock repurchases were also lower in 1997 by $32 million, while the company received an additional $12 million from the exercise of stock options in 1997 compared to 1996.
   In January 1997, the company converted all of its PRIDES resulting in the issuance of 4,012,765 common shares, which was reflected in the Consolidated Balance Sheet on December 31, 1996.
   In February 1997, the company completed the repurchase of approximately 10 percent of its outstanding common stock, purchasing 4 million shares at a cost of $156 million, as part of a previously announced stock repurchase program. During January and February 1997, the company purchased 1.4 million common shares at a cost of $57 million. In November 1997, the company announced a new stock repurchase program, authorizing it to purchase up to 10 percent of the company's outstanding common stock in the open market, subject to normal trading restrictions. In December 1997, the company purchased 220,000 shares under the new program at a total cost of $10 million.
   In May 1997, the company redeemed for $25 million the remaining 500,000 outstanding shares of LIBOR Preferred Stock at its par value of $50 per share, plus accrued and unpaid dividends.
   In January 1998, the Board of Directors of CNC declared a $31 million dividend. As a result, $15 million was paid to the minority shareholder of CNC in February 1998.

Environmental Items
The company is subject to a variety of federal, state and provincial environmental laws and regulations in jurisdictions in which it operates. The company believes its operations are currently in substantial compliance with applicable environmental laws and regulations.
   In late 1993, the U.S. Environmental Protection Agency (EPA) proposed regulations that would impose new air and water quality standards aimed at further reductions of pollutants. Known as the "Cluster Rule", these regulations were issued in final form by the EPA in November 1997. The company's compliance period begins in the first quarter of 1998 and extends until the year 2006; however, the majority of the compliance requirements must be met by the year 2001. These new rules will require capital expenditures at all of the company's U.S. paper mills.
   The company anticipates spending approximately $60 million to $75 million to comply with the new effluent guidelines, with the majority to be spent at the company's Catawba, S.C., location. Additional capital will also be required to meet the new air quality standards. Engineering studies are currently under way to define this additional cost, which is expected to be in the same range as the requirement for the effluent guideline expenditure. The company's capital spending plan for 1998 includes amounts relating to this study and implementation of the new effluent quality regulations.
   Other than the Cluster Rule regulations described above, the company anticipates approximately $10 million to $15 million of capital expenditures per year for the foreseeable future to maintain compliance with environmental regulations.
   The company is not involved in any proceeding under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that it believes will result in liabilities that will have a material adverse effect on the company's future cash flow, financial condition or results of operations.
   While it is difficult to predict with certainty the nature of future environmental regulations, the company believes it will not be at a competitive disadvantage in meeting future U.S. or Canadian standards.

Organizational Matters
In July 1997, the company announced the reorganization of its U.S. and Canadian forest and wood products operations into a new division called the Forest Products Division. The consolidation of these operations will enable the company to explore new opportunities to improve returns on its forest products assets. These opportunities include: optimizing the use of existing properties by using wood to its highest value end-use, optimizing land management practices to maximize sustainable harvest goals, selling certain non-strategic timberland tracts and evaluating alternate financial structures that could provide an enhanced market valuation.
   The company also announced the consolidation of its newsprint and directory paper businesses into one division called the Newsprint and Directory Division. The combination of these businesses will enhance the company's opportunities to better serve its groundwood-based customers while developing strategies for improving financial returns.

Year 2000 Compliance
Since 1990, the company has reengineered its major internally developed software programs. During this effort, the company examined potential problems arising from the inability of certain application software programs to recognize the year 2000. A formal review of all internally developed software was completed in 1997. No major problems were encountered. In addition, all major third-party licensed application software programs have been reviewed and are either compliant or have released a compliant version to which the company will migrate during 1998. The costs associated with this project are currently expected to be less than $1 million.

Adoption of Accounting Standards
In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". Comprehensive income includes net income and certain changes in shareholders' equity. This standard requires the disclosure of comprehensive income items in a financial statement that is displayed with the same prominence as other financial statements. The company will adopt this standard in the first quarter of 1998. It will not have an impact on the company's results of operations or financial condition.
   Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard requires a public company to disclose financial information about its reportable operating segments. Reportable operating segments are to be determined on a basis consistent with that used for internal management reporting. The company will adopt this standard for the year ended 1998. It will not have an impact on the company's results of operations or financial condition.
   In February 1998, the FASB issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." This standard revises the required disclosures for pensions and other postretirement benefits. The company will adopt this standard for the year ended 1998. It will not have an impact on the company's results of operations or financial condition.

Historical Reference:
1996 Compared With 1995
The company's financial performance for 1996 was one of the best in its history. Net income for 1996 was $200 million, or $4.55 per diluted share, which included gains on the sale of assets of $57 million after tax and minority interest, or $1.34 per diluted share, and extraordinary charges of $4 million after tax, or $.09 per diluted share, relating to the repurchase of outstanding debt. Net sales for 1996 totaled $1.7 billion. This compares to net income in 1995 of $247 million, or $5.22 per diluted share, on net sales of $2 billion. Results from 1995 include: a gain on the sale of timberlands of $1 million after tax and minority interest, or $.03 per diluted share; an after-tax charge of $14 million, or $.33 per diluted share, relating to salaried personnel reductions; an after-tax charge of $30 million, or $.69 per diluted share, relating to the write-down of the company's investment in Star Forms; and extraordinary charges of $11 million after tax, or $.26 per diluted share, for premiums and expenses related to the repurchase of approximately $300 million of outstanding debt. Also included in the $5.22 per diluted share for 1995 is a $.23 per share charge relating to the partial redemption of the company's 8.40% Series C Cumulative Preferred Stock.
   The company's operating income was $301 million in 1996 on net sales of $1.7 billion, compared with $549 million on net sales of $2 billion in 1995. Average transaction prices for all of the company's products, except directory paper and lumber, were lower in 1996. These lower selling prices accounted for over 90 percent of the operating income decline.

Product Line Information:
Newsprint The company's newsprint average transaction price for 1996 decreased
3 percent, while its newsprint shipments increased 3 percent, compared to 1995. The decline in price was largely driven by market factors, while the increase in shipments was due to changes in the company's product mix. In response to record-high transaction prices in 1995, U.S. daily newspapers and commercial printers instituted conservation measures to reduce newsprint usage. This, along with lower circulation, resulted in a decline in consumption. In 1996, these conditions continued, causing U.S. daily newspaper consumption and total U.S. consumption to decrease compared to 1995. This decline in consumption, coupled with high consumer and producer inventories, resulted in lower average newsprint prices during 1996. Export market prices were also lower in 1996, caused by an increase in North American exports and new capacity primarily in Asia. Inventories held by U.S. daily newspapers at the end of 1996 were at 36 days of supply, down from 43 days at the end of 1995, and from a high of 57 days at the end of February 1996. North American producer inventories at the end of 1996 were 512,000 metric tonnes, 80 percent higher than the level at the end of 1995, but lower than the third quarter of 1996.

Coated Groundwood The company's coated groundwood paper average transaction price decreased 15 percent in 1996 compared to the average price in 1995. Shipments decreased 9 percent during the same periods, primarily due to the conversion of coated book paper production to uncoated grades and lower production associated with quality enhancements. A decline in coated groundwood paper demand throughout 1996 caused selling prices to decline and producer inventory levels to remain above historical averages. There were several reasons for the shortfall in demand from 1995: commercial printers and magazine and catalog publishers continued to reduce excess inventory levels; paper purchases by catalog publishers for holiday catalog printing declined; and many end users employed conservation measures to reduce paper costs. U.S. coated groundwood paper shipments for 1996 decreased compared to 1995, while U.S. coated groundwood producer inventories at the end of 1996 totaled 242,000 tons compared to 113,000 tons at the end of 1995.

Directory Paper The directory paper market experienced strong demand during 1995 and early 1996, similar to demand in the newsprint market, causing prices to rise significantly. Higher prices in 1996 caused many U.S. telephone directory publishers to initiate conservation measures, decreasing the amount of paper needed and resulting in decreased consumption compared to 1995. In the export market, however, higher prices had a lesser impact on consumption. Despite these market conditions, the company's directory paper average transaction price increased 23 percent comparing 1996 to 1995, since a large portion of the company's sales are based on contracts, the pricing of which was determined in 1995.

Market Pulp The company's market pulp average transaction price for 1996 declined 45 percent from 1995's average price, while shipments increased 21 percent. The increase in shipments was due to higher market pulp production by the company, as well as improving market conditions as the year progressed. The decline in market pulp prices, which was first evident in late 1995, was a result of lower global paper demand and rising inventories. During the second quarter of 1996, however, the pulp market began to strengthen. This allowed producers to increase prices by $60 per metric tonne in June, and by $50 per metric tonne in July. A third price increase scheduled for the fourth quarter of 1996 was not implemented, as the surge in demand experienced earlier in the year subsided and NORSCAN inventories in the fourth quarter increased from third quarter levels.

Lumber The average transaction price for the company's lumber products was 13 percent higher in 1996 versus 1995. During 1995 and the early part of 1996, lumber prices were depressed due to the low levels of new housing starts. During the second quarter of 1996, higher new housing starts, lower producer inventories and higher foreign demand helped to increase prices, trends that continued into the third and fourth quarters of 1996. For 1996, U.S. housing starts totaled 1.5 million units, to date the highest in the decade.

Communication Papers In November 1996, the company sold its Star Forms converting business to CST Office Products, Inc., for $80 million, including $60 million in cash and a $20 million 13% Junior Subordinated Note. The company recorded a gain on the sale of $17 million after tax. Star Forms' shortened operating results for 1996 were lower than the full year of 1995, as average transaction prices decreased 21 percent, offset in part by lower raw material costs.

Cost of Sales and Other Income and Expenses: Cost of sales decreased 3 percent from 1995 to 1996. In 1996, cost of sales continued to benefit from cost reduction and operating efficiency programs initiated over the last three years. In 1995, cost of sales included an $18 million charge related to salaried personnel reductions.
   Selling and administrative expenses decreased slightly from 1995 to 1996. Included in 1996 expenses was a $22 million charge, the major portion of expense associated with a three-year incentive compensation plan established in 1994. The plan compensated senior management based on the company's significant improvement in financial performance compared with a peer group and a 64 percent increase in the company's share price, both of which were measures used in determining expense associated with the plan. A large portion of this expense was offset by savings and reductions in other areas. In 1995, selling and administrative expenses included a $6 million charge related to salaried personnel reductions.
   Interest expense decreased 11 percent from 1995 to 1996, as the company reduced its long-term debt by $58 million in 1996, and $300 million in 1995. Interest income increased over 100 percent, compared to 1995, as a result of excess cash that was invested in high-grade, short-term securities in 1996.
   Other income in 1996 included a $17 million gain from the sale of Star Forms and an $81 million gain from the sale of approximately

121,000 acres of timberlands located primarily in Alabama, South Carolina and Maine. The 1996 extraordinary charge of $4 million, net of taxes of $2 million, represents the fees and expenses incurred to retire long-term debt. Other income and expense in 1995 included a $2 million gain on the sale of 2,300 acres of timberlands and a charge of $30 million relating to the write-down of the company's investment in Star Forms. The 1995 extraordinary charge of $11 million, net of taxes of $7 million, represents the fees and expenses incurred to retire approximately $300 million of long-term debt.

Liquidity and Capital Resources
The company's cash, cash equivalents, and marketable securities totaled $431 million at year-end 1996, increasing $166 million from the prior year-end balance of $265 million.
   Cash and cash equivalents decreased from year-end 1995, to year-end 1996, by $179 million. The company's operations generated $336 million of cash during the year while $272 million and $244 million were used for investing and financing activities, respectively. Significant transactions for the year included the purchase of $345 million of marketable securities, the retirement of $58 million of debt and the repurchase of 2.6 million shares of common stock at a cost of $99 million. Long-term debt decreased 7 percent during 1996, while total shareholders' equity increased 7 percent, compared to 1995. The ratio of total debt to total capital decreased from 38.7 percent in 1995 to 36.5 percent in 1996.

Cash from Operating Activities: The company's operations generated $336 million of cash in 1996, $272 million less than the cash generated from operations in 1995. This decrease was largely the result of lower operating income and higher tax payments, as the company was able to defer $75 million of tax payments from 1995 into the first quarter of 1996. The decrease was partially offset by favorable working capital changes.

Cash from Investing Activities: In 1996, the company invested $107 million in its facilities, $11 million more than in 1995. The most significant project in 1996 involved making $13 million in improvements to market pulp production facilities at the Calhoun mill. Cash from disposal of fixed assets, timber and timberlands totaled $127 million. The large majority of this inflow was from the sale of 121,000 acres of timberlands. The company also sold Star Forms, resulting in net cash proceeds of $54 million. Lastly, the company invested $345 million in marketable securities during the year. The net cash outflow from all of these activities totaled $272 million.

Cash from Financing Activities: During 1996, the company reduced fixed charges from interest expense and preferred stock dividends. In June and July of 1996, the company repurchased approximately $50 million of its $300 million 9% Debentures due 2009 at a cost of $55 million for payment of principal, premium and expenses. In December 1996, the company extinguished $5 million of debt prior to its scheduled maturity at a cost of $5 million. Including other repayments, $64 million was used to reduce the company's debt balances in 1996. Also in December 1996, the company made the second of three $25 million installments to redeem its LIBOR Preferred Stock and called for the redemption of all of its outstanding PRIDES on January 9, 1997. Approximately 4.9 million outstanding Series B depositary shares (each representing a one-fourth interest in a share of PRIDES) would have converted into common stock at a 1 to 1 ratio as of January 1, 1998, based on the mandatory conversion provision of the PRIDES. However, the company was able to reduce the dilution to existing common shareholders by initiating the optional conversion at a rate of .82 of a share of common stock for each depositary share outstanding (approximately 4 million shares of common stock). Based on an annual dividend of $.80 per share, cash dividends on the newly issued common stock represent $5 million in annual savings versus the previous enhanced dividend on the PRIDES.
   In January 1996, the Board of Directors of CNC declared a $60 million dividend. As a result, $29 million was paid to the minority shareholder. In December 1996, the Board of Directors of CNC declared a $40 million dividend. As a result, $20 million was paid to the minority shareholder in January 1997.
   In February 1996, the company's Board of Directors authorized management to repurchase up to 10 percent of the company's outstanding common stock within the next 12 months. During 1996, the company purchased 2.6 million shares at a cost of $99 million, representing 66 percent of the total shares originally authorized for repurchase.
   The company's ratio of debt to total capital improved from 38.7 percent to
36.5 percent during 1996. The company achieved this reduced leverage despite repurchasing $99 million of common shares, redeeming $25 million of LIBOR Preferred Stock and declaring aggregate dividends of $49 million payable to the minority shareholder of CNC. Strong company earnings and $58 million in total debt reductions contributed to the company's success. As a result of 1996 transactions, interest payments and preferred dividends were reduced on an annual basis by $5 million and $9 million, respectively.

Consolidated Statement of Operations       Bowater Incorporated and Subsidiaries



(In thousands, except per-share amounts)
Years ended December 31,                                                 1997              1996             1995
----------------------------------------------------------------------------------------------------------------
Sales                                                              $1,598,943        $1,839,161       $2,108,071
Distribution costs                                                    114,440           120,892          106,930
----------------------------------------------------------------------------------------------------------------
Net sales                                                           1,484,503         1,718,269        2,001,141
Cost of sales                                                       1,106,811         1,149,593        1,183,977
Depreciation, amortization and cost of timber harvested               169,824           174,404          174,176
----------------------------------------------------------------------------------------------------------------
   Gross profit                                                       207,868           394,272          642,988
----------------------------------------------------------------------------------------------------------------
Selling and administrative expense                                     72,200            93,090           93,737
   Operating income                                                   135,668           301,182          549,251
Other expense (income):
   Interest income                                                    (21,575)          (21,074)          (8,923)
   Interest expense, net of capitalized interest                       67,488            71,347           80,513
   Gain on sale of timberlands                                           (768)          (81,065)          (2,152)
   Gain/loss on sale of Star Forms                                          -           (17,019)          30,000
   Other, net                                                           1,040            (4,195)         (14,757)
----------------------------------------------------------------------------------------------------------------
   Income before income taxes, minority interests
      and extraordinary charges                                        89,483           353,188          464,570
Provision for income tax expense                                       33,109           124,393          183,090
Minority interests in net income of subsidiaries                        2,683            24,719           23,235
----------------------------------------------------------------------------------------------------------------
Income before extraordinary charges                                    53,691           204,076          258,245
Extraordinary charges from early extinguishment of debt,
   net of income tax benefit of $2,234 in 1996 and $7,084 in 1995           -            (3,922)         (11,317)
----------------------------------------------------------------------------------------------------------------
   Net income                                                      $   53,691         $ 200,154        $ 246,928
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
Earnings per share:
Basic earnings per common share:
   Income before extraordinary charges                             $     1.26      $       5.07     $       6.06
   Extraordinary charges                                                    -             (0.10)           (0.30)
----------------------------------------------------------------------------------------------------------------
Net income                                                         $     1.26      $       4.97     $       5.76
----------------------------------------------------------------------------------------------------------------
Average common shares outstanding                                      40,287            37,690           37,992
Diluted earnings per common share:
   Income before extraordinary charges                             $     1.25      $       4.64     $       5.48
   Extraordinary charges                                                    -             (0.09)           (0.26)
----------------------------------------------------------------------------------------------------------------
Net income                                                         $     1.25      $       4.55     $       5.22
----------------------------------------------------------------------------------------------------------------
Average common and common equivalent shares outstanding                40,812            42,922           43,448
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet                Bowater Incorporated and Subsidiaries

(In thousands, except per-share amounts)
At December 31,                                                                          1997             1996
-----------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                        $    228,688       $   85,259
   Marketable securities                                                                 176,834          345,398
   Accounts receivable, net                                                              190,594          185,724
   Inventories                                                                           105,514          123,745
   Other current assets                                                                   16,745           13,629
-----------------------------------------------------------------------------------------------------------------
      Total current assets                                                               718,375          753,755
-----------------------------------------------------------------------------------------------------------------
Timber and timberlands                                                                   394,039          395,675
Fixed assets, net                                                                      1,554,529        1,636,705
Other assets                                                                              78,855           79,409
-----------------------------------------------------------------------------------------------------------------
      Total assets                                                                    $2,745,798       $2,865,544
-----------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity
Current liabilities:
   Current installments of long-term debt                                          $       1,800        $   1,604
   Accounts payable and accrued liabilities                                              168,327          216,328
   Income taxes payable                                                                   15,861            6,057
   Dividends payable                                                                       8,663           29,892
-----------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                          194,651          253,881
-----------------------------------------------------------------------------------------------------------------
Long-term debt, net of current installments                                              757,100          759,029
Other long-term liabilities                                                              169,510          171,651
Deferred income taxes                                                                    345,166          358,858
Minority interests in subsidiaries                                                       125,206          126,246
Commitments and contingencies (See note 12)
Redeemable preferred stock: $1 par value. Issued LIBOR preferred stock,
   Series A, 500,000 shares at December 31, 1996                                               -           24,746
Shareholders'equity:
Cumulative preferred stock, $1 par value. Issued, 8.40% Series C, 264,318 shares
   (liquidation value $26,432)                                                            25,465           25,465
Common stock, $1 par value. Authorized 100,000,000 shares; issued 44,927,890 and
   43,994,070 shares at December 31, 1997 and 1996, respectively                          44,928           43,994
Additional paid-in capital                                                               563,096          531,598
Retained earnings                                                                        716,961          698,301
Equity adjustments                                                                       (15,449)         (12,370)
Loan to ESOT                                                                              (4,536)          (6,324)
Treasury stock at cost, 4,606,785 and 2,980,965 shares at December 31, 1997
   and 1996, respectively                                                               (176,300)        (109,531)
-----------------------------------------------------------------------------------------------------------------
      Total shareholders'equity                                                        1,154,165        1,171,133
-----------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders'equity                                       $2,745,798       $2,865,544
-----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statement of Capital Accounts
                                           Bowater Incorporated and Subsidiaries


                                                 Series B    Series C
                                       LIBOR    Convertible Cumulative          Additional
(In thousands,                       Preferred   Preferred  Preferred   Common   Paid-in
except per-share amounts)              Stock       Stock      Stock     Stock    Capital
------------------------------------------------------------------------------------------
Balance at December 31, 1994         $ 74,492  $ 111,333   $ 81,892  $ 37,121   $ 336,990
------------------------------------------------------------------------------------------
Net income                                 -        -          -         -            -
Dividends on:
   Common ($.60 per share)                 -        -          -         -            -
   LIBOR ($2.67 per share)                 -        -          -         -            -
   Series B ($6.58 per share)              -        -          -         -            -
   Series C ($8.40 per share)              -        -          -         -            -
Increase in stated value of
   LIBOR preferred stock                  127       -          -         -            -
Reduction in loan to ESOT                  -        -          -         -            -
Foreign currency translation               -        -          -         -            -
Stock options exercised                    -        -          -        2,380      55,350
Tax benefit on exercise of stock options   -        -          -         -         17,602
Partial redemption of LIBOR and
   Series C preferred stock           (25,000)      -       (56,427)     -            -
Pension plan additional minimum
   liability, net of tax benefit of $6,941 -        -          -         -            -
Use of treasury stock                      -        -          -         -             65
------------------------------------------------------------------------------------------
Balance at December 31, 1995          $49,619  $ 111,333   $ 25,465  $ 39,501  $  410,007
------------------------------------------------------------------------------------------
Net income                                 -        -          -         -            -
Dividends on:
   Common ($.80 per share)                 -        -          -         -            -
   LIBOR ($2.42 per share)                 -        -          -         -            -
   Series B ($6.58 per share)              -        -          -         -            -
   Series C ($8.40 per share)              -        -          -         -            -
Increase in stated value of
   LIBOR preferred stock                  127       -          -         -            -
Reduction in loan to ESOT                  -        -          -         -            -
Foreign currency translation               -        -          -         -            -
Stock options exercised                    -        -          -          480      11,795
Tax benefit on exercise of stock options   -        -          -         -          2,431
Partial redemption of LIBOR
   preferred stock                    (25,000)      -          -         -            -
Conversion of Series B preferred
   into common stock                       - $(111,333)        -        4,013     107,310
Pension plan additional minimum
   liability, net of taxes of $670         -        -          -         -            -
Purchase of common stock                   -        -          -         -            -
Use of treasury stock                      -        -          -         -             55
------------------------------------------------------------------------------------------
Balance at December 31, 1996          $24,746   $   -      $ 25,465  $ 43,994   $ 531,598
------------------------------------------------------------------------------------------
Net income                                 -        -          -         -            -
Dividends on:
   Common ($.80 per share)                 -        -          -         -            -
   LIBOR ($.79 per share)                  -        -          -         -            -
   Series C ($8.40 per share)              -        -          -         -            -
Increase in stated value of
   LIBOR preferred stock                  254       -          -         -            -
Reduction in loan to ESOT                  -        -          -         -            -
Foreign currency translation               -        -          -         -            -
Stock options exercised                    -        -          -          934      23,573
Tax benefit on exercise of stock options   -        -          -         -          7,919
Redemption of LIBOR preferred stock   (25,000)      -          -         -            -
Pension plan additional minimum
   liability, net of tax benefit of $372   -        -          -         -            -
Purchase of common stock                   -        -          -         -            -
Use of treasury stock                      -        -          -         -              6
------------------------------------------------------------------------------------------
Balance at December 31, 1997      $        -  $     -       $25,465   $44,928    $563,096
------------------------------------------------------------------------------------------



(In thousands,                         Retained     Equity   Loan to  Treasury
except per-share amounts)              Earnings  Adjustments   ESOT     Stock
--------------------------------------------------------------------------------
Balance at December 31, 1994          $  344,852  $  (3,410) $ (9,643)  $(11,710)
--------------------------------------------------------------------------------
Net income                               246,928         -       -        -
Dividends on:
   Common ($.60 per share)               (22,600)        -       -        -
   LIBOR ($2.67 per share)                (4,005)        -       -        -
   Series B ($6.58 per share)             (8,050)        -       -        -
   Series C ($8.40 per share)             (5,910)        -       -        -
Increase in stated value of
   LIBOR preferred stock                    (127)        -       -        -
Reduction in loan to ESOT                   -            -      1,610     -
Foreign currency translation                -         1,071      -        -
Stock options exercised                     -            -       -        -
Tax benefit on exercise of stock options    -            -       -        -
Partial redemption of LIBOR and
   Series C preferred stock               (9,883)        -       -        -
Pension plan additional minimum
   liability, net of tax benefit of $6,941  -       (10,789)     -        -
Use of treasury stock                       -            -       -           772
--------------------------------------------------------------------------------
Balance at December 31, 1995          $  541,205  $ (13,128) $ (8,033) $ (10,938)
--------------------------------------------------------------------------------
Net income                               200,154         -       -        -
Dividends on:
   Common ($.80 per share)               (30,241)        -       -        -
   LIBOR ($2.42 per share)                (2,420)        -       -        -
   Series B ($6.58 per share)             (8,050)        -       -        -
   Series C ($8.40 per share)             (2,220)        -       -        -
Increase in stated value of
   LIBOR preferred stock                    (127)        -       -        -
Reduction in loan to ESOT                   -            -      1,709     -
Foreign currency translation                -          (289)     -        -
Stock options exercised                     -            -       -        -
Tax benefit on exercise of stock options    -            -       -        -
Partial redemption of LIBOR
   preferred stock                          -            -       -        -
Conversion of Series B preferred
   into common stock                        -            -       -        -
Pension plan additional minimum
   liability, net of taxes of $670          -         1,047      -        -
Purchase of common stock                    -            -       -       (98,762)
Use of treasury stock                       -            -       -           169
--------------------------------------------------------------------------------
Balance at December 31, 1996           $ 698,301  $ (12,370) $ (6,324) $(109,531)
--------------------------------------------------------------------------------
Net income                                53,691         -       -        -
Dividends on:
   Common ($.80 per share)               (32,164)        -       -        -
   LIBOR ($.79 per share)                   (393)        -       -        -
   Series C ($8.40 per share)             (2,220)        -       -        -
Increase in stated value of
   LIBOR preferred stock                    (254)        -       -        -
Reduction in loan to ESOT                   -            -    1,788       -
Foreign currency translation                -        (2,500)     -        -
Stock options exercised                     -            -       -        -
Tax benefit on exercise of stock options    -            -       -        -
Redemption of LIBOR preferred stock         -            -       -        -
Pension plan additional minimum
   liability, net of tax benefit of $372    -          (579)     -        -
Purchase of common stock                    -            -       -       (66,845)
Use of treasury stock                       -            -       -            76
--------------------------------------------------------------------------------
Balance at December 31, 1997            $716,961   $(15,449)  $(4,536) $(176,300)
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows       Bowater Incorporated and Subsidiaries


(In thousands)
Years ended December 31,                                               1997              1996             1995
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                   $    53,691          $200,154        $ 246,928
   Adjustments to reconcile net income to net cash
     provided by operating activities:
      Depreciation, amortization and cost of timber harvested       169,824           174,404          174,176
      Deferred income taxes                                          (3,355)           36,979           75,122
      Minority interests                                              2,683            24,719           23,235
      Gain on sale of timberlands                                      (768)          (81,065)          (2,152)
      Gain/loss on sale of Star Forms                                    -            (17,019)          30,000
      Extraordinary charge, net of taxes                                 -              3,922           11,317
      Changes in working capital:
         Accounts receivable, net                                    (4,870)           39,916          (44,374)
         Inventories                                                 18,231            13,884           (3,565)
         Accounts payable and accrued liabilities                   (42,703)           30,931           11,272
         Income taxes payable                                         6,136           (78,611)          91,580
      Other, net                                                     (3,213)          (12,007)          (5,858)
---------------------------------------------------------------------------------------------------------------
         Net cash from operating activities                         195,656           336,207          607,681
---------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Cash invested in fixed assets, timber and timberlands            (99,576)         (106,960)         (95,972)
   Disposition of fixed assets, timber and timberlands                3,701           126,714            4,256
   Disposition of Star Forms                                             -             53,946                -
   Cash from maturity of (invested in) marketable securities        168,564          (345,398)               -
---------------------------------------------------------------------------------------------------------------
         Net cash from (used for) investing activities               72,689          (271,698)         (91,716)
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Cash dividends, including minority interests                     (57,560)          (70,528)         (41,783)
   Purchase of common stock                                         (66,845)          (98,762)               -
   Purchases/payments of long-term debt                              (1,806)          (63,521)        (317,282)
   Redemption of preferred stock of subsidiary                           -               -             (15,000)
   Stock options exercised                                           24,507            12,275           57,730
   Redemption of LIBORand Series C preferred stock                  (25,000)          (25,000)         (91,309)
   Other                                                              1,788             1,715            1,482
---------------------------------------------------------------------------------------------------------------
         Net cash used for financing activities                    (124,916)         (243,821)        (406,162)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                143,429          (179,312)         109,803
Cash and cash equivalents:
   Beginning of year                                                 85,259           264,571          154,768
---------------------------------------------------------------------------------------------------------------
   End of year                                                   $  228,688        $   85,259        $ 264,571
---------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest, net of capitalized interest                     $   (66,499)        $ (72,623)       $ (82,428)
      Income taxes                                              $   (30,328)        $(166,025)       $ (16,388)
---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
                                           Bowater Incorporated and Subsidiaries

1. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements include the accounts of Bowater Incorporated and Subsidiaries (the company). All subsidiaries are wholly owned except Calhoun Newsprint Company (CNC) and Bowater Mersey Paper Company, Ltd. (Mersey), which are approximately 51 percent owned. All material intercompany items are eliminated.

Cash Equivalents
Cash equivalents generally consist of direct obligations of the United States Government and its agencies, investment-grade commercial paper, auction-rate preferred stock, tax-exempt municipal bonds and other short-term investment-grade securities with original maturities of three months or less. These investments are stated at cost, which approximates fair value.

Marketable Securities
Marketable securities generally consist of direct obligations of the United States Government and its agencies, investment-grade commercial paper, tax-exempt municipal bonds and other short-term investment-grade securities with original maturities of greater than three months but less than one year. These investments are considered to be held-to-maturity securities and are therefore stated at cost which approximates market value.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by using the average cost and last-in, first-out (LIFO) methods.

Timber and Timberlands
The acquisition cost of land and timber as well as real estate taxes, lease payments, site preparation and other costs related to the planting and growing of timber are capitalized. Such costs, excluding land, are charged against revenue at the time the timber is harvested.

Fixed Assets and Depreciation
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed generally on the straight-line basis. Repairs and maintenance are charged to operations as incurred.

Income Taxes
Income taxes are recorded under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred taxes are provided for significant temporary differences. The company has not provided income taxes on the undistributed earnings of its Canadian subsidiary and, prior to 1993, on CNC's undistributed earnings, as it has specific plans for reinvestment of such earnings.

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

Stock Options
The company records stock option compensation on an intrinsic value basis in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". The company also provides pro forma disclosures of stock option compensation recorded on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

Pension Plans
The company has contributory and noncontributory pension plans that cover substantially all employees. The company's cash contributions to the plans are sufficient to provide pension benefits to participants and meet the funding requirements of ERISA. All pension related expenses and liabilities are recorded under the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

Revenue Recognition
The company recognizes revenue from product sales upon shipment to its customers or when customers assume risk of ownership.

Basic and Diluted Earnings Per Share
The company calculates earnings per share in accordance with SFAS No. 128, "Earnings per Share." This statement requires the presentation of basic and diluted earnings per common share. Basic earnings per common share is calculated assuming no dilution. Diluted earnings per common share is computed using the weighted average number of outstanding common shares adjusted for the incremental shares attributed to common share equivalents (stock options and, prior to December 1996, Series B Convertible Preferred Stock). All prior period earnings per share amounts presented have been restated to conform with the provisions of the statement.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.


2. Subsequent Event-Acquisition of Avenor Inc.
On March 9, 1998, the company signed a definitive agreement by which it will acquire all of the outstanding shares of Avenor Inc. common stock for C$35 per share (U.S.$24.67 per share as of March 9). The purchase price, including assumed debt, is approximately C$3.5 billion (U.S.$2.5 billion as of March 9). The combination has been approved by the Boards of Directors of both companies and is expected to be completed by the end of June 1998, subject to the approval of the shareholders of both companies and appropriate regulatory authorities. The transaction will be financed through a combination of cash, additional debt and common stock. The transaction will be accounted for using the purchase method as outlined in Accounting Principles Board Opinion No. 16, "Business Combinations."
   Avenor Inc. is an international forest products company that manufactures newsprint, pulp, uncoated freesheet paper and wood products. Its 1997 net sales were C$2.0 billion, and at December 31, 1997, its total assets were C$2.7 billion.


3. Cost Reductions
In recent years, the company designed and implemented programs to reduce operating and administrative costs to globally competitive levels. In 1997 and 1996, the company focused on improving business processes in addition to cost reductions. In 1995, approximately 350 salaried employee positions were eliminated, and the company recorded a pre-tax charge of $24,000,000, or $.33 per diluted share after tax, for employee termination costs, which included severance and pension related costs. Approximately $18,000,000 of the charge was included on the line item "Cost of sales" in the 1995 Consolidated Statement of Operations while the remaining $6,000,000 was included on the line item "Selling and administrative expense."


4. Sales of Real Property
During 1997, the company sold 1,000 acres of timberlands, primarily in North and South Carolina. The proceeds from these sales were $1,272,000, resulting in a pre-tax gain of $768,000, or $.01 per diluted share, after tax and minority interest. During 1996, the company sold 121,000 acres of timberlands, primarily in Alabama, South Carolina and Maine. The proceeds from these sales were $121,755,000, resulting in a pre-tax gain of $81,065,000, or $.94 per diluted share, after tax and minority interest. In 1995, the company sold 2,300 acres of timberlands, primarily in North and South Carolina. The proceeds were $2,603,000, resulting in a pre-tax gain of $2,152,000, or $.03 per diluted share, after tax and minority interest.
   In January 1998, the company sold 19,000 acres of timberlands with gross proceeds of approximately $30,000,000.


5. Sale of Subsidiaries
In November 1996, the company completed the sale of Star Forms to CST Office Products, Inc., for $80,000,000, including $60,000,000 in cash and a $20,000,000
13% Junior Subordinated Note. The company recognized a gain on the sale of $17,019,000, or $.40 per diluted share. Net cash proceeds totaled $53,946,000 after working capital adjustments and fees and expenses relating to the sale. The $20,000,000 13% Junior Subordinated Note requires semi-annual interest payments and four $5,000,000 annual principal payments beginning in 2002. The company recorded the note at its fair market value on the line entitled "Other assets" in the Consolidated Balance Sheet.
   In the second quarter of 1995, the company announced its intention to sell Star Forms. In the third quarter of 1995, based on the offers received, the company recorded an estimated loss on the planned sale of Star Forms of $30,000,000.
   In January 1998, the company announced its intention to seek a buyer for its Millinocket, Maine, paper mill which includes four paper machines and related assets. The facility no longer meets the company's long-term objectives.

6. Earnings Per Share
The company adopted SFAS No. 128, "Earnings per Share," in December 1997 which replaces the presentation of primary earnings per common share with basic earnings per common share. Basic earnings per common share is calculated assuming no dilution.
   The reconciliation between basic and diluted earnings per common share for "Income before extraordinary charges" is as follows:

----------------------------------------------------------------
(In thousands, except
per-share amounts)                1997        1996        1995
----------------------------------------------------------------
Basic computation:
Income before
  extraordinary charges         $53,691    $204,076    $258,245
Less:
  LIBOR dividends                 (393)     (2,420)     (4,005)
  Series B dividends                -       (8,050)     (8,050)
  Series C dividends            (2,220)     (2,220)     (5,910)
  LIBOR accretion                 (254)       (127)       (127)
  Series C redemption costs         -             -     (9,883)
----------------------------------------------------------------
Basic income available
   to common shareholders      $50,824     $191,259    $230,270
----------------------------------------------------------------
Basic weighted average
   shares outstanding           40,287       37,690      37,992
----------------------------------------------------------------
Basic earnings
   per common share            $  1.26  $      5.07 $      6.06
----------------------------------------------------------------
Diluted computation:
Basic income available to
  common shareholders          $50,824     $191,259    $230,270
Effect of dilutive
  securities: Series B
  dividends                         -         8,050       8,050
----------------------------------------------------------------
Diluted income available
   to common shareholders      $50,824     $199,309    $238,320
----------------------------------------------------------------
Basic weighted shares
  outstanding                   40,287       37,690      37,992
Effect of dilutive
  securities: Series B
  convertible preferred stock       -         4,662(1)    4,894(1)
Options (2)                        525          570         562
----------------------------------------------------------------
Diluted weighted average
   shares outstanding           40,812       42,922      43,448
----------------------------------------------------------------
Diluted earnings
   per common share           $  1.25    $    4.64 $      5.48
----------------------------------------------------------------
1. In the interim periods of 1996 and during 1995, a one for one conversion factor was assumed in computing the common stock equivalents related to the Series B convertible preferred stock. The shares were actually converted at a factor of .82 to 1 in December 1996.
2. The dilutive effect of options outstanding is computed using the treasury stock method.

   Options to purchase 69,800 shares at approximately $38 per share were outstanding during the fourth quarter of 1996, but were not included in the computation of diluted earnings per common share because the options' exercise price was greater than the average market price of the common shares.

7. Inventories

---------------------------------------------------------------
(In thousands)                                1997        1996
---------------------------------------------------------------
At lower of cost or market:
  Raw materials                           $ 15,205    $ 17,990
  Work in process                            3,126       3,077
  Finished goods                            33,215      47,577
  Mill stores and other supplies            64,031      66,925
---------------------------------------------------------------
                                           115,577     135,569
---------------------------------------------------------------
Excess of current cost over LIFO
  inventory value                          (10,063)    (11,824)
---------------------------------------------------------------
                                          $105,514    $123,745
---------------------------------------------------------------

   Inventories valued using the LIFO method comprised 33.8 percent and 34.4 percent, respectively, of total inventories at December 31, 1997, and December 31, 1996.


8. Fixed Assets

------------------------------------------------------------------
                                                      Range of
                                                     Estimated
                                                  Useful Lives
(In thousands)                    1997        1996    in Years
------------------------------------------------------------------
Land and land
  improvements            $     32,987   $  33,105          10-20
Buildings                      286,437     290,613          20-40
Machinery
  and equipment              2,713,496   2,672,937           5-20
Leasehold
  improvements                   2,618       2,741          10-20
Construction
  in progress                   24,058      22,405           -
------------------------------------------------------------------
                             3,059,596   3,021,801
------------------------------------------------------------------
Less accumulated
  depreciation and
  amortization               1,505,067   1,385,096
------------------------------------------------------------------
                            $1,554,529  $1,636,705
------------------------------------------------------------------

9. Accounts Payable and Accrued Liabilities

------------------------------------------------------------------
(In thousands)                                1997        1996
------------------------------------------------------------------
Trade accounts payable                    $ 78,574    $ 95,300
Accrued interest                            16,650      16,139
Property and franchise taxes payable        12,378      12,650
Payroll and bonuses                         29,310      50,402
Employee benefits                           23,818      29,482
Other                                        7,597      12,355
------------------------------------------------------------------
                                          $168,327    $216,328
------------------------------------------------------------------

   The decrease in trade accounts payable from 1996 to 1997 was due to normal fluctuations in operating accruals. The decrease in payroll and bonuses was due to the payment in 1997 of $25,411,000 pursuant to a long-term incentive compensation plan accrued as of December 31, 1996.


10. Long-term Debt, Net of Current Installments

---------------------------------------------------------------
(In thousands)                                1997        1996
---------------------------------------------------------------
Unsecured:
9% Debentures due 2009                    $250,017    $250,017
9-3/8% Debentures due 2021, net
  of unamortized discount of $1,200
  in 1997 and $1,250 in 1996               198,800     198,750
9-1/2% Debentures due in 2012,
  net of unamortized discount of
  $336 in 1997 and $359 in 1996            124,664     124,641
7-3/4% recycling facilities revenue
  bonds due 2022                            62,000      62,000
7.40% recycling facilities revenue
  bonds due 2022                            39,500      39,500
7-5/8% recycling facilities revenue
  bonds due 2016, net of
  unamortized discount of $131
  in 1997 and $135 in 1996                  29,869      29,865
Pollution control revenue bonds
  due at various dates from 2001
  to 2010 with interest at varying
  rates from 6.85% to 7-5/8%                23,300      23,300
8-1/2% Notes due 2001                       18,140      18,140
8-1/4% Notes due 1999, net of
  unamortized discount of $3 in
  1997 and $4 in 1996                        8,025       8,024
ESOT note due 2000                           2,740       4,724
Other                                           45          68
---------------------------------------------------------------
                                          $757,100    $759,029
---------------------------------------------------------------

   Long-term debt maturities for the next five years are as follows:

---------------------------------------------------------------
(In thousands)
---------------------------------------------------------------
1998                                                  $  1,800
1999                                                  $  9,828
2000                                                  $    936
2001                                                  $ 28,040
2002                                                  $      -
---------------------------------------------------------------

   Based on the borrowing rates currently available to the company for debt with similar terms and maturities as those issues included in the accompanying Consolidated Balance Sheet, the fair value of the company's long-term debt, net of current installments, was approximately $916,000,000 and $881,000,000 at December 31, 1997 and 1996, respectively.
   During 1996, the company repurchased approximately $50,000,000 of its $300,000,000 9% Debentures due 2009. This resulted in an extraordinary charge of $3,531,000 after tax, or $.08 per diluted share, for premium and expenses related to the repurchase. In addition, the company repurchased $1,000,000 of other long-term obligations in the first quarter of 1996 and extinguished $5,000,000 in the fourth quarter. The second transaction resulted in an extraordinary charge for fees and expenses of $391,000 after tax, or $.01 per diluted share.
   In 1995, the company signed a $150,000,000 Credit Agreement, which expires September 2000. At December 31, 1997 and 1996, there were no amounts outstanding under this agreement.


11. Minority Interests in Subsidiaries
In 1997, the Board of Directors of CNC declared dividends of $3,184,000. As a result, $1,560,000 was paid to the minority shareholder during the year.
   In January 1996, the Board of Directors of CNC declared a $60,000,000 dividend resulting in a payment of $29,400,000 to the minority shareholder. In December 1996, a $40,000,000 dividend was declared. The amount due to the minority shareholder, $19,600,000, was included in the Consolidated Balance Sheet at December 31, 1996, on the line entitled "Dividends payable". The dividend was paid in January 1997.
   In January 1998, the Board of Directors of CNC declared a $31,400,000 dividend. As a result, $15,386,000 was paid to the minority shareholder of CNC in February 1998.


12. Commitments and Contingencies
The company is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers' compensation claims and other matters. The company's management believes that the ultimate disposition of these matters will not have a material adverse effect on the company's operations or its financial condition taken as a whole.

13. Redeemable Preferred Stock
In 1985, the company sold $75,000,000 principal amount of redeemable preferred stock with cumulative quarterly dividends equal to 85 percent of the arithmetic mean of three-month LIBOR for United States dollar deposits.
   The company was required to redeem 500,000 shares per year from 1996 through 1998 at a redemption price of $50.00 per share plus any accrued and unpaid dividends. In 1995 and 1996, the company redeemed 1,000,000 shares for $50,625,000, including accrued dividends. In May 1997, the company redeemed the remaining 500,000 shares for $25,092,000, including accrued dividends.
   The company is authorized to issue 10,000,000 shares of Serial Preferred Stock, $1 par value, of which the LIBOR Preferred Stock constituted Series A. See Note 14 for a discussion of Series B and C preferred stock.


14. Convertible and Cumulative Preferred Stock
In 1994, the company completed two public offerings of preferred stock. The company sold 4,893,616 depositary shares, priced at $23.50 per share, each representing one-fourth of a share of 7% Series B Convertible Preferred Stock referred to as Preferred Redeemable Increased Dividend Equity Securities (PRIDES). The company also sold 3,400,000 depositary shares, priced at $25.00 per share, each representing one-fourth of a share of 8.40% Series C Cumulative Preferred Stock. The Series C Cumulative Preferred Stock has a liquidation value of $25.00 per depositary share.
   In December 1996, pursuant to an optional redemption provision, the company called for redemption on January 9, 1997, all of its outstanding depositary shares relating to the PRIDES. The PRIDES were redeemed using Bowater common stock at a conversion rate of .82 of a common share for each depositary share, resulting in the issuance of 4,012,765 common shares. The company reflected this transaction in the Consolidated Balance Sheet at December 31, 1996.
   In 1995, the company repurchased 585,682 shares of the Series C Cumulative Preferred Stock leaving a balance of 264,318 preferred shares.


15. Treasury Stock
In November 1997, the Board of Directors authorized the repurchase of up to 10 percent of the company's outstanding common stock in the open market, subject to normal trading restrictions. Under this program, the company purchased 220,000 shares of stock at a cost of $9,601,000.
   In February 1997, the company completed a previously announced stock repurchase program, purchasing 1,408,300 shares of common stock at a cost of $57,244,000 in 1997 and 2,591,700 shares of common stock at a cost of $98,762,000 in 1996. The company purchased a total of 4,000,000 shares of common stock, or 10 percent of the outstanding shares under this program, at a cost of $156,006,000.
   The company uses shares of such stock to pay employee and director benefits and to fund the company's Dividend Reinvestment Plan.


16. Stock Option Plans
The company has three stock option plans--1988, 1992 and 1997. These plans authorized the grant of up to 6,000,000 shares of the company's common stock in the form of incentive stock options, non-qualified stock options, stock appreciation rights, performance stock and restricted stock awards. The option price for options granted under the 1988 and 1992 plans was based on the fair market value of the company's common stock on the date of grant, or the average fair market value of the company's common stock for the 20 business days immediately preceding the date of grant. The option price for options granted under the 1997 plan was based on the fair market value of the company's common stock on the date of grant.
   All options granted through December 31,1995, were exercisable at December 31, 1997. Options granted in 1997 and 1996 generally become exercisable over a period of two years. Unless terminated earlier in accordance with their terms, all options expire 10 years from the date of grant. The plans provide that any outstanding options will become immediately exercisable upon a change in control of the company. In such event, grantees of options have the right to require the company to purchase such options for cash in lieu of the issuance of common stock. The company received $24,507,000, $12,275,000 and $57,730,000 from the exercise of stock options in 1997, 1996 and 1995, respectively. The exercise of stock options also generated $7,919,000, $2,431,000 and $17,602,000 of tax benefits for the company in 1997, 1996 and 1995, respectively.
   The company records compensation expense resulting from stock option grants based on intrinsic value in accordance with APB Opinion No. 25. In accordance with SFAS No. 123, the following pro forma disclosures present the effects on income had the fair value based method been chosen. These disclosures are shown below for 1997, 1996 and 1995, and have no impact on the company's reported financial position or results of operations.

-----------------------------------------------------------------
(In thousands,
except per-share amounts)         1997        1996        1995
-----------------------------------------------------------------
Net income:     As reported       $53,691    $200,154    $246,928
                Pro forma          50,788     196,256     244,157
Earnings per share-basic:
                As reported          1.26        4.97        5.76
                Pro forma            1.19        4.87        5.69
Earnings per share-diluted:
                As reported          1.25        4.55        5.22
                Pro forma       $    1.17     $  4.46 $      5.16
-----------------------------------------------------------------

   The pro forma net income effects of SFAS No. 123 in 1997, 1996 and 1995 may not be representative of the pro forma net income effects in future years due to changes in assumptions and the number of options granted in future years.
   The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for 1997, 1996 and 1995, respectively: dividend yield of 1.9 percent, 2.3 percent and 2.8 percent; expected volatility of 29.5 percent, 30.9 percent and 28.4 percent; risk-free interest rate of 6.4 percent, 5.4 percent and 7.8 percent; and expected option lives of 5.5 years, 5.6 years and 5.6 years. The weighted-average fair value of each option granted during 1997, 1996 and 1995 was $13.65, $10.67 and $9.46, respectively.
   Information with respect to options granted under the stock option plans is as follows:

                                                  1997                            1996                            1995
---------------------------------------------------------------------------------------------------------------------------------
                                     Number of  Weighted Average       Number of Weighted Average      Number of Weighted Average
                                   Shares (000)   Exercise Price     Shares (000)  Exercise Price    Shares (000)  Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         2,477               $27           2,576              $26          4,273              $24
Granted during the year                    404               $42             398              $35            769              $28
Exercised during the year                 (934)              $26            (480)             $25         (2,380)             $24
Canceled during the year                   (40)              $35             (17)             $28            (86)             $27
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               1,907               $31           2,477              $27          2,576              $26
---------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year               1,371               $26           1,805              $25          1,486              $25
---------------------------------------------------------------------------------------------------------------------------------


                            Options Outstanding at December 31, 1997                   Options Exercisable at December 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------
Range of              Number of         Weighted Average   Weighted Average Remaining            Number of         Weighted Average
Exercise Prices      Shares (000)         Exercise Price   Contractual Life (years)            Shares (000)          Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
$21 to $26                  515                      $23                       4.5                   515                      $23
$26 to $31                  607                      $28                       6.2                   607                      $28
$31 to $36                  379                      $35                       7.9                   217                      $35
$36 to $41                   13                      $38                       7.1                    12                      $38
$41 to $43                  393                      $42                       9.0                    20                      $42
-----------------------------------------------------------------------------------------------------------------------------------
                          1,907                      $31                       6.1                 1,371                      $26
-----------------------------------------------------------------------------------------------------------------------------------



17. Employee Stock Ownership Plan
The company has an Employee Stock Ownership Plan (ESOP) as a component of the company's Salaried Employees' Savings Plan. The ESOP was funded by a $17,500,000 loan, the proceeds of which were then lent to an Employee Stock Ownership Trust (ESOT). The ESOT purchased 574,160 shares of the company's common stock at an average purchase price of $30.59. As of December 31, 1997, approximately 452,000 shares have been distributed to participants' accounts. The remaining shares serve as security for the balance of the loan.


18. Income Taxes
The components of "Income before income taxes, minority interests and extraordinary charges" consist of U.S. income of $95,759,000, $331,211,000 and $427,768,000, and Canadian income (loss) of $(6,276,000), $21,977,000 and
$36,802,000 in 1997, 1996 and 1995, respectively.
   The provision for income tax expense consists of:

---------------------------------------------------------------
(In thousands)                    1997        1996        1995
---------------------------------------------------------------
Federal:
  Current                      $30,423    $ 73,679    $ 96,853
  Deferred                       2,209      30,701      52,628
---------------------------------------------------------------
                                32,632     104,380     149,481
---------------------------------------------------------------
State:
  Current                        5,262      13,058       8,590
  Deferred                      (1,920)       (945)     14,860
---------------------------------------------------------------
                                 3,342      12,113      23,450
---------------------------------------------------------------
Canadian:
  Current                          779         677       2,525
  Deferred                      (3,644)      7,223       7,634
---------------------------------------------------------------
                                (2,865)      7,900      10,159
---------------------------------------------------------------
Total:
  Current                       36,464      87,414     107,968
  Deferred                      (3,355)     36,979      75,122
---------------------------------------------------------------
                               $33,109    $124,393    $183,090
---------------------------------------------------------------

   The components of deferred income taxes at December 31, 1997 and 1996, in the accompanying Consolidated Balance Sheet are as follows:

---------------------------------------------------------------
(In thousands)                                1997        1996
---------------------------------------------------------------
Timber and timberlands (1)              $  (38,714)  $ (38,228)
Fixed assets                              (390,078)   (406,065)
Other assets                               (21,109)    (20,659)
---------------------------------------------------------------
Deferred tax liabilities                  (449,901)   (464,952)
---------------------------------------------------------------
Accounts receivable (2)                        117          18
Inventories (2)                              1,864       1,043
Other current assets (2)                     1,254       1,151
Current liabilities (2)                      7,070       6,361
Other long-term liabilities                 46,226      37,823
U.S. tax credit carryforwards,
  primarily alternative minimum
  tax credit carryforwards                  35,402      42,555
Canadian investment tax
  credit carryforwards                      26,827      29,437
Valuation allowance                         (3,720)     (3,720)
---------------------------------------------------------------
Deferred tax assets                        115,040     114,668
---------------------------------------------------------------
Net deferred tax liability               $(334,861)  $(350,284)
---------------------------------------------------------------

1. Includes the deferred tax impact of the capitalization of lease payments, management fees and property taxes of approximately $123,562,000 and $121,680,000 at December 31, 1997 and 1996, respectively.
2. Included in "Other current assets" in the accompanying Consolidated Balance Sheet.

   The following is a reconciliation of the U.S. federal statutory and effective tax rates as a percentage of income before income taxes, minority interests and extraordinary charges:

----------------------------------------------------------------
                                  1997        1996        1995
----------------------------------------------------------------
U.S. federal statutory
  income tax rate               35.0%        35.0%       35.0%
State income taxes,
  net of federal
  income tax benefit             2.4          2.2         3.3
Canadian taxes                  (0.7)         0.1        (0.6)
Other, net                       0.3         (2.1)        1.7
----------------------------------------------------------------
Effective income tax rate       37.0%        35.2%       39.4%
----------------------------------------------------------------

   At December 31, 1997, $26,827,000 of Canadian investment credit carryforwards and $35,402,000 of U.S. tax credit carryforwards were available to reduce future income taxes. The company believes that such deferred tax assets will be ultimately realized, net of the existing valuation allowance of $3,720,000 at December 31, 1997. There was no net increase in the valuation allowance for the year ended December 31, 1997. The Canadian investment credit carryforwards expire at various dates between 1998 and 2007. The majority of the U.S. tax credit carryforwards have no expiration.
   The cumulative amount of CNC's undistributed earnings through 1992, on which the company has not provided income taxes, was $68,406,000 as of December 31, 1997. Distribution of these earnings would qualify for the 80 percent dividends received deduction. The company has also not provided deferred income taxes on the cumulative amount of undistributed earnings related to its 51 percent investment in its Canadian subsidiary since that investment is considered permanent in duration and determination of such liability is not practicable.


19. Pension Plans
The company has defined benefit pension plans (the Plans) covering substantially all employees. Benefits are based upon years of service and, depending on the plan, average compensation earned by employees either during their last years of employment or over their career. Pension expense for 1997, 1996 and 1995 included the following components:

---------------------------------------------------------------
(In thousands)                    1997        1996        1995
---------------------------------------------------------------
Service cost                $   12,545    $ 12,908    $ 11,425
Interest cost                   34,964      32,525      31,423
Actual return
  on plan assets              (114,758)    (39,822)    (81,371)
Net amortization
  and deferral                  73,126       4,990      42,975
---------------------------------------------------------------
Net pension expense        $     5,877    $ 10,601    $  4,452
---------------------------------------------------------------

   The following table sets forth the funded status of the Plans at December 31, 1997:

--------------------------------------------------------------------
                                      Plan Assets  Plan Liabilities
                                       Exceed Plan   Exceed Plan
(In thousands)                         Liabilities      Assets
--------------------------------------------------------------------
Actuarial present value of
  accumulated benefit obligation:
  Vested                                  $337,820    $ 77,891
  Non-vested                                15,631      14,446
--------------------------------------------------------------------
                                           353,451      92,337
Benefits attributable to
  future salaries                           51,826       3,741
--------------------------------------------------------------------
Projected benefit obligation               405,277      96,078
Plan assets at fair value                  506,007      63,383
--------------------------------------------------------------------
Excess (deficit) of plan assets over
  projected benefit obligation             100,730     (32,695)
Unrecognized prior service cost                774       5,066
Unrecognized net loss (gain)               (43,100)     19,426
Unrecognized transition
  liability (asset)                        (12,293)        486
Additional minimum liability
  recognized as an intangible other asset       -       (4,307)
Additional minimum liability
  recognized as a reduction of
  shareholders' equity                          -      (16,964)
--------------------------------------------------------------------
Prepaid pension cost
  (pension liability)                     $ 46,111    $(28,988)
--------------------------------------------------------------------

   The following table sets forth the funded status of the Plans at December 31, 1996:

--------------------------------------------------------------------
                                       Plan Assets  Plan Liabilities
                                       Exceed Plan   Exceed Plan
(In thousands)                         Liabilities      Assets
--------------------------------------------------------------------
Actuarial present value of
  accumulated benefit obligation:
  Vested                                  $297,246    $ 82,595
  Non-vested                                10,693      16,262
--------------------------------------------------------------------
                                           307,939      98,857
Benefits attributable to
  future salaries                           50,082       4,065
--------------------------------------------------------------------
Projected benefit obligation               358,021     102,922
Plan assets at fair value                  411,208      60,068
--------------------------------------------------------------------
Excess (deficit) of plan assets over
  projected benefit obligation              53,187     (42,854)
Unrecognized prior service cost                902       5,522
Unrecognized net loss                        9,344      16,690
Unrecognized transition
  liability (asset)                        (16,012)        648
Additional minimum liability
  recognized as an intangible other asset       -       (4,290)
Additional minimum liability
  recognized as a reduction of
  shareholders' equity                          -      (16,013)
--------------------------------------------------------------------
Prepaid pension cost
  (pension liability)                     $ 47,421    $(40,297)
--------------------------------------------------------------------

   As of December 31, 1997, the company decreased the Plans' discount rate assumption used to determine the Plans' projected benefit obligation from 7.75 percent to 7.0 percent, which approximates more closely current interest rates on high-quality long-term obligations. The assumed rate of compensation increase was also decreased from 4.75 percent to 4.0 percent. The long-term rate of return on Plan assets assumption remained at 9.5 percent. Plan assets consist principally of common stocks and fixed income securities.
   The provisions of SFAS No. 87, "Employers' Accounting for Pensions," required the company to record an additional minimum liability of $21,271,000 and $20,303,000 at December 31, 1997 and 1996, respectively. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. The additional liability may be offset by an intangible asset to the extent of previously unrecognized prior service cost. The intangible asset is included on the line item entitled "Other assets" in the Consolidated Balance Sheet at December 31, 1997 and 1996. The remaining amount is recorded as a reduction to a separate component of shareholders' equity on the Consolidated Balance Sheet entitled "Equity adjustments," net of related tax benefits.


20. Retiree Health Care Plans
The company provides certain health care and life insurance benefits to retired employees. Substantially all of the company's employees may become eligible for these benefits upon reaching retirement age while working for the company. Retirees are required to contribute a portion of the cost of such benefits.
   The accumulated postretirement benefit obligation at December 31, 1997 and 1996, was comprised of the following:

---------------------------------------------------------------
(In thousands)                                1997        1996
---------------------------------------------------------------
Retirees                                  $ 53,770    $ 46,947
Fully eligible active plan participants     22,082      19,524
Other active plan participants              58,790      52,258
Unrecognized net loss                      (15,304)     (6,052)
Unrecognized prior service cost             (5,247)     (5,599)
---------------------------------------------------------------
                                          $114,091    $107,078
---------------------------------------------------------------

   Unlike the company's retirement plans, there are no assets dedicated to fund retiree benefits. Net periodic cost for 1997, 1996 and 1995 included the following:

----------------------------------------------------------------
(In thousands)                    1997        1996        1995
----------------------------------------------------------------
Service cost                  $  2,928    $  2,841      $2,434
Interest cost on
  accumulated obligation         9,043       8,220       7,617
Net amortization                   256         814        (203)
----------------------------------------------------------------
                               $12,227     $11,875      $9,848
----------------------------------------------------------------

   As of December 31, 1997, the company decreased the Plans' discount rate assumption used to determine the Plans' accumulated postretirement benefit obligation from 7.75 percent to 7.0 percent, which approximates more closely current interest rates on high-quality long-term obligations. During the next five years, the Plans assume that the annual cost of postretirement benefits will increase at an annual rate starting at 8.0 percent and decreasing to 5.5 percent. Variations in this health care cost trend rate can have a significant effect on the amounts reported. An increase of 1 percent in this assumption would increase the accumulated postretirement benefit obligation by approximately 22 percent and would increase the annual cost by approximately 20 percent.
                                                                             37

   21. Timberland Leases and Operating Leases
The company controls timberlands under long-term leases expiring 2002 to 2058, for which aggregate lease payments were $716,000, $594,000 and $943,000 for 1997, 1996 and 1995, respectively. In addition, the company leases certain office premises, office equipment and transportation equipment under operating leases. Total rental expense for these operating leases was $5,531,000, $8,024,000 and $9,036,000 in 1997, 1996 and 1995, respectively.
   At December 31, 1997, the future minimum rental payments under timberland leases and operating leases are:

---------------------------------------------------------------
                                        Timberland   Operating
                                             Lease     Leases,
(In thousands)                            Payments         net
---------------------------------------------------------------
1998                                        $  695     $ 4,569
1999                                           695       3,770
2000                                           695       2,706
2001                                           695       1,999
2002                                           695       2,022
Thereafter                                  20,134       7,839
---------------------------------------------------------------
                                           $23,609     $22,905
---------------------------------------------------------------


22. Net Export Sales
The breakdown of total net export sales by geographic area was:

---------------------------------------------------------------
(In thousands)                    1997        1996        1995
---------------------------------------------------------------
Europe                        $ 72,167    $ 66,935    $ 67,393
Latin America                   77,184      72,324      91,591
Asia                            88,674     143,578     138,378
Canada                          20,205      20,190      24,345
Other                            9,364      10,147           -
---------------------------------------------------------------
  Sub-total                    267,594     313,174     321,707
Less: distribution costs       (44,136)    (53,847)    (37,203)
---------------------------------------------------------------
Net export sales              $223,458    $259,327    $284,504
---------------------------------------------------------------


23. Quarterly Information (unaudited)

(In thousands, except per-share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1997                                First          Second           Third          Fourth            Year
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                $348,507        $356,342        $378,631        $401,023      $1,484,503
Gross profit                                               25,344          43,014          59,234          80,276         207,868
Operating income                                           10,123          23,190          40,452          61,903         135,668
Income (loss) before extraordinary charge                    (314)          7,096          16,785          30,124          53,691
Net income (loss)                                            (314)          7,096          16,785          30,124          53,691
Basic earnings (loss) per common share                       (.03)            .16             .40             .73            1.26
Diluted earnings (loss) per common share             $       (.03)   $        .16    $        .40   $         .72     $      1.25
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1996                                First          Second           Third          Fourth            Year
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                               $ 468,883       $ 453,951       $ 423,188       $ 372,247     $ 1,718,269
Gross profit                                              163,672         114,042          83,516          33,042         394,272
Operating income                                          142,721          90,339          59,887           8,235         301,182
Income before extraordinary charge                        112,905          44,343          28,267          18,561         204,076
Net income                                                112,905          42,412          26,667          18,170         200,154
Basic earnings per common share                              2.84            1.04             .63             .41            4.97
Diluted earnings per common share                    $       2.53   $         .96   $         .60   $         .41    $       4.55
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1995                                First          Second           Third          Fourth            Year
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                               $ 449,478       $ 486,836       $ 520,907      $  543,920    $  2,001,141
Gross profit                                              120,063         146,267         178,278         198,380         642,988
Operating income                                           97,253         117,680         154,636         179,682         549,251
Income before extraordinary charge                         45,053          59,831          58,103          95,258         258,245
Net income                                                 38,969          59,831          52,870          95,258         246,928
Basic earnings per common share                               .93            1.47            1.24            2.09            5.76
Diluted earnings per common share                  $          .85    $       1.31   $        1.13    $       1.88 $          5.22
---------------------------------------------------------------------------------------------------------------------------------

Management's Statement of Responsibility

Bowater Incorporated and Subsidiaries

The management of the company is responsible for the information contained in the financial statements and in the other parts of this report. The accompanying consolidated financial statements of Bowater Incorporated and Subsidiaries have been prepared in accordance with generally accepted accounting principles. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as accurate and factual as possible, management has communicated to all appropriate employees requirements for accurate recordkeeping and accounting.
   The company maintains a system of internal accounting controls designed to provide reasonable assurances for the safeguarding of assets and the reliability of financial records. The system is subject to continuous review through a corporatewide internal audit program with appropriate management follow-up action. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the company has an effective and responsive system of internal accounting controls.
   The company's independent auditors, KPMG Peat Marwick LLP, are responsible for conducting an audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company and its subsidiaries in conformity with generally accepted accounting principles. Their report appears below.
   There is an Audit Committee of the Board of Directors composed of three nonemployee directors who meet regularly with management, the internal auditors and KPMG Peat Marwick LLP to discuss specific accounting, reporting and internal control matters. Both the independent auditors and internal auditors have full and free access to the Audit Committee.



Independent Auditors' Report


The Board of Directors and Shareholders
Bowater Incorporated:

We have audited the accompanying consolidated balance sheet of Bowater Incorporated and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, capital accounts and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowater Incorporated and Subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Greenville, South Carolina
February 6, 1998, except as to Note 2,
which is as of March 9, 1998

Financial and Operating Record*




Dollars in millions, except per-share amounts                                1997             1996            1995
--------------------------------------------------------------------------------------------------------------------
Income Statement Data
Net sales                                                                  $1,484.5         $1,718.3        $2,001.1
Operating income (loss)                                                       135.7            301.2           549.3
Income (loss) from continuing operations before cumulative effect
   of changes in accounting principles and extraordinary charge(1)             53.7            204.1           258.2
Net income (loss)                                                              53.7            200.2           246.9
Diluted earnings (loss) per common share                                       1.25             4.55            5.22
Dividends declared per common share(2)                                          .80              .80             .60
--------------------------------------------------------------------------------------------------------------------
Product Sales Information
Newsprint                                                                 $   730.8          $ 845.3         $ 841.6
Coated groundwood                                                             337.7            356.3           463.8
Directory paper(3)                                                            178.9            183.9           162.4
Market pulp                                                                   172.7            154.3           233.3
Uncoated groundwood specialties(3)                                             44.0             38.0            41.2
Lumber and other wood products                                                134.8            108.0           116.8
Communication papers(3)                                                          -             153.3           248.9
Distribution costs                                                           (114.4)          (120.8)         (106.9)
--------------------------------------------------------------------------------------------------------------------
                                                                           $1,484.5         $1,718.3        $2,001.1
--------------------------------------------------------------------------------------------------------------------
Financial Position(3)
Timber and timberlands                                                    $   394.0          $ 395.7         $ 430.4
Fixed assets, net                                                           1,554.5          1,636.7         1,711.0
Total assets                                                                2,745.8          2,865.5         2,908.2
Total debt                                                                    758.9            760.6           818.1
Total debt and redeemable preferred stock                                     758.9            785.4           867.8
Total capitalization(4)                                                     2,038.3          2,082.8         2,113.9
--------------------------------------------------------------------------------------------------------------------
Additional Information
Percent return on average common equity                                         4.5%            18.6%           27.5%
Income from continuing operations as a percentage of net sales                  3.6%            11.9%           12.9%
Total debt as a percentage of total capitalization                             37.2%            36.5%           38.7%
Total debt and redeemable preferred stock as
   a percentage of shareholders'equity                                         65.8%            67.1%           79.2%
Effective tax rate                                                             37.0%            35.2%           39.4%
Cash flow from (used for) operations                                      $   195.7          $ 336.2         $ 607.7
Cash invested in fixed assets, timber and timberlands                     $    99.6          $ 107.0         $  96.0
Book value-common shareholders'equity per common share                    $   27.99          $ 27.97         $ 24.52
Common stock price range                                                  $ 37 - 55-5/8    $31-3/4 - 41-1/4 $26-1/2 - 53-1/2
Sales (thousands of short tons)
   Newsprint                                                                  1,482            1,446           1,402
   Coated groundwood                                                            479              432             476
   Directory paper(3)                                                           228              211             229
   Market pulp                                                                  407              393             325
   Uncoated groundwood specialties(3)                                            83               64              60
Registered shareholders                                                       5,200            5,600           5,900
Employees(3)                                                                  5,000            5,000           5,500
--------------------------------------------------------------------------------------------------------------------

* This table should be used in conjunction with the financial statements and notes to the financial statements.

1. Extraordinary charges relate to debt retirements in 1996, 1995 and 1990. The change in accounting principle relates to the adoption of SFAS #106 and SFAS #109 in 1992.
2. Dividends are declared quarterly.
3. In 1996, the company sold Star Forms. Amounts at and subsequent to December 31, 1991, include GNP, acquired December 31, 1991.
4. Total capitalization includes total debt, minority interests in subsidiaries, redeemable preferred stock and shareholders' equity.

                                           Bowater Incorporated and Subsidiaries

---------------------------------------------------------------------------------------------------------------
   1994             1993         1992          1991          1990           1989         1988          1987
---------------------------------------------------------------------------------------------------------------
$   1,359.0   $   1,353.7   $   1,360.8   $   1,190.4   $   1,289.1   $   1,361.0   $   1,330.8   $   1,154.5
       42.1         (63.3)        (74.1)        103.7         174.9         280.5         334.1         218.5

       (4.8)        (64.5)        (92.9)         45.6          87.4         144.6         164.3          81.1
       (4.8)        (64.5)        (82.0)         45.6          78.4         144.6         164.3          81.1
        (.59)        (1.84)        (2.34)         1.15          2.05          3.86          4.37          2.12
         .60           .60          1.20          1.20          1.20          1.14           .97           .83
---------------------------------------------------------------------------------------------------------------
$     604.0   $     607.6    $    649.6    $    601.4   $     617.2   $     645.3   $     671.3   $     607.1
      307.0         316.2         296.1         259.9         279.0         279.2         269.7         203.7
      128.6         138.6          90.2            --            --            --            --            --
      130.6          98.9         136.4         138.0         170.7         182.6         153.2         125.1
       37.3          39.9          34.5            --            --            --            --            --
       87.9         103.1          79.5          34.3          32.6          32.7          37.2          37.7
      190.7         191.8         207.5         254.9         280.9         310.2         279.0         257.4
     (127.1)       (142.4)       (133.0)        (98.1)        (91.3)        (89.0)        (79.6)        (76.5)
---------------------------------------------------------------------------------------------------------------
$   1,359.0   $   1,353.7   $   1,360.8   $   1,190.4   $   1,289.1   $   1,361.0   $   1,330.8   $   1,154.5
---------------------------------------------------------------------------------------------------------------
$     426.4   $     422.5   $     432.6   $     414.1   $     297.9   $     285.7   $     273.5   $     256.6
    1,785.0       1,750.7       1,821.7       1,858.8       1,604.7       1,529.5       1,223.8       1,079.8
    2,851.4       2,726.2       2,881.6       2,780.0       2,297.9       2,284.2       1,880.5       1,699.8
    1,118.5       1,120.2       1,134.3         864.5         498.2         532.4         293.2         367.6
    1,193.0       1,194.6       1,208.5         938.6         572.2         606.4         367.1         441.4
    2,222.5       2,071.8       2,186.4       2,061.7       1,694.5       1,700.5       1,368.0       1,301.7
 ---------------------------------------------------------------------------------------------------------------
       (3.0)%        (8.6)%        (9.6)%         4.4%          7.9%         16.0%         20.7%         13.1%
       (0.4)%        (4.8)%        (6.8)%         3.8%          6.8%         10.6%         12.4%          7.0%
       50.3%         54.1%         51.9%         41.9%         29.4%         31.3%         21.4%         28.2%

      134.4%        163.1%        147.7%         99.6%         61.2%         66.9%         44.4%         61.9%
       70.0%         32.0%         37.0%         37.0%         37.0%         36.0%         36.5%         43.0%
$      80.9   $     (30.6)    $   109.5   $     156.6     $   238.4       $ 327.3        $324.3        $247.3
$     216.1   $     121.8     $   139.5   $     159.7     $   214.1       $ 423.4        $214.3        $  88.1
$      18.92  $     20.10     $    22.55  $      26.21    $    26.24      $  25.37       $ 23.07       $  19.60
$20-1/2-29-3/8 $ 18-24-5/8 $ 17-5/8-27-1/4 $18-5/8-30-3/8  $16-1/8-28-1/2 $25-3/4-34-1/8 $25-1/4-36-7/8 $ 22-44-1/2

      1,460         1,437         1,604         1,244         1,266         1,278         1,233         1,246
        453           454           447           346           352           343           337           316
        189           202           126            --            --            --            --            --
        300           312           318           317           300           261           250           253
         76            76            65            --            --            --            --            --
      6,600         7,300         8,200         9,500        14,000        15,600        17,000        18,000
      6,000         6,600         6,900         7,200         5,100         5,100         5,000         5,000
---------------------------------------------------------------------------------------------------------------

Nominal Annual Capacity and Production
by Product Line and Mill




--------------------------------------------------------------------------------
                                                             Annual       1997
(In short tons)                                            Capacity   Production
--------------------------------------------------------------------------------
Newsprint, directory and uncoated groundwood specialties
   Calhoun, Tennessee                                       853,500    832,739
   Catawba, South Carolina                                  260,500    247,811
   Liverpool, Nova Scotia                                   265,500    262,907
   Millinocket, Maine (1)                                   128,000    127,567
   East Millinocket, Maine                                  299,000    296,487
Coated groundwood paper
   Catawba, South Carolina                                  356,000    349,283
   Millinocket, Maine (1)                                   138,000    124,277
Market pulp
   Catawba, South Carolina                                  268,500    259,663
   Calhoun, Tennessee                                       162,500    152,806
Lumber (2)                                                  203,000    200,432
--------------------------------------------------------------------------------

1. Capacity at Millinocket, Maine, based on current production mix.
2. Figures are in MBF (thousands of board feet).

Directors


Arnold M. Nemirow
Chairman, President and
Chief Executive Officer
of the Company
Director since 1994

Mr. Nemirow became Chief Executive Officer of Bowater in 1995 and became Chairman of the Board in 1996. He has served as President of the company since September 1994 and served as Chief Operating Officer from September 1994 through February 1995. Mr. Nemirow was President, Chief Executive Officer and a director of Wausau Paper Mills Company, a pulp and paper company, from 1990 through July 1994; Chairman, President and Chief Executive Officer and a director of Nekoosa Papers, Inc., the business papers division of Great Northern Nekoosa Corporation, from 1988 to 1990; and Vice President of Great Northern Nekoosa Corporation from 1984 to 1990. He is also a director of WPL Holdings, Inc.

Francis J. Aguilar
Professor Emeritus
Harvard University Graduate School of Business
Director since 1984

Dr. Aguilar was a faculty member from 1965 to 1995. Since 1994, he has served as Executive Director of the Management Education Alliance, a non-profit educational corporation. Dr. Aguilar is a director of Dynamics Research Corporation and Burr-Brown Corporation and also acts as an independent business consultant.

H. David Aycock
Retired President and
Chief Operating Officer
Nucor Corporation
Director since 1987

Mr. Aycock served as President and Chief Operating Officer of Nucor Corporation, a steel and steel products company, from 1984 to 1991. He previously held various management positions, including that of General Manager at various Nucor operating units. Mr. Aycock is a director of Nucor Corporation. Since retiring, he has managed family investments in various entrepreneurial activities.

Richard Barth
Retired Chairman, President and Chief Executive Officer
Ciba-Geigy Corporation
Director since 1991

Mr. Barth became Chairman of Ciba-Geigy Corporation, a diversified chemical products company, in July 1990 and served in that capacity until its merger into Novartis Corporation in December 1996. He was President and Chief Executive Officer of Ciba-Geigy Corporation from 1986 to April 1996; Chief Financial Officer from 1979 to 1986; Secretary from 1974 to 1986; and General Counsel from 1970 to 1986. Mr. Barth is also a director of The Bank of New York, Novartis Corporation (USA) and Imclone Systems, Inc.

Kenneth M. Curtis
Attorney At Law and
Senior Member
Curtis, Thaxter, Stevens, Broder & Micoleau Limited Liability Company, P.A. Director since 1993

Mr. Curtis was a partner in the Portland, Maine, law firm from 1975 to 1979 and from 1981 to January 1995, when the firm became a limited liability company, of which he currently is a member. Mr. Curtis also served as President of the Maine Maritime Academy from 1986 to 1994. He was Secretary of State of Maine from 1965 to 1966, Governor of Maine from 1967 to 1975 and U. S. Ambassador to Canada from 1979 to 1981. He also is a director of Key Corp.

Charles J. Howard
Chairman
Howard, Barclay & Associates Ltd.
Director since 1997

Mr. Howard has been Chairman of Howard, Barclay & Associates Ltd., an investment counseling firm, since 1994. He also has been President, Chief Executive Officer, a director and the largest shareholder of Ausnoram Holdings Limited, an investment holding company with mining, oil and gas interests, since 1989. Mr. Howard is also a director of Anderson Exploration Limited, Petromet Resources Limited, Southern Africa Minerals Corporation and Unicorp Energy Corporation.

Donald R. Melville
Retired Chairman and
Chief Executive Officer
Norton Company
Director since 1984

Mr. Melville was Chief Executive Officer of Norton Company, a diversified manufacturing company, from 1980 until his retirement at the end of 1987. He was Chairman from 1985 to 1987, President from 1979 to 1986, and Executive Vice President from 1971 to 1979.

James L. Pate
Chairman and
Chief Executive Officer
Pennzoil Company
Director since 1996

Mr. Pate is Chairman and Chief Executive Officer of Pennzoil Company. He was named Chairman in 1994 and Chief Executive Officer in 1990. He held the additional office of President from 1990 to 1997. Pennzoil Company is a producer, refiner and marketer of petroleum and petroleum products.

John A. Rolls
President and
Chief Executive Officer
Thermion Systems International
Director since 1990

Mr. Rolls has served as President and Chief Executive Officer of Thermion Systems International, an aerospace and industrial heating systems company, since March 1996. He was President and Chief Executive Officer of Deutsche Bank, North America, an international banking company, from 1992 to March 1996. Mr. Rolls was Executive Vice President and Chief Financial Officer of United Technologies Corporation, a diversified aerospace and industrial products company, from 1986 to 1992. Prior to that he was Senior Vice President and Chief Financial Officer of RCA Corporation. Mr. Rolls is also a director of MBIA, Inc., Thermion Systems International and Arguss Holdings, Inc., formerly Conceptronic, Inc.

Board Committees

Executive Committee
Arnold M. Nemirow, Chairman
Francis J. Aguilar
H. David Aycock

Audit Committee
Kenneth M. Curtis, Chairman
Charles J. Howard
James L. Pate

Finance Committee
John A. Rolls, Chairman
Richard Barth
James L. Pate

Human Resources and Compensation Committee
H. David Aycock, Chairman
Francis J. Aguilar
Donald R. Melville

Nominating and Governance Committee
Richard Barth, Chairman
Francis J. Aguilar
Kenneth M. Curtis
John A. Rolls

Officers

Corporate Officers

Arnold M. Nemirow
Chairman, President and Chief Executive Officer

Arthur D. Fuller
Executive Vice President and President, Newsprint and Directory Division

Anthony H. Barash
Senior Vice President-Corporate Affairs and
General Counsel

E. Patrick Duffy
Senior Vice President and President, Coated Paper and Pulp Division

David G. Maffucci
Senior Vice President and Chief Financial Officer

Donald G. McNeil
Senior Vice President and President, Great Northern
Paper, Inc.

James H. Dorton
Vice President and Treasurer

Richard F. Frisch
Vice President-Human Resources

Richard K. Hamilton
Vice President and President, Forest Products Division

Steven G. Lanzl
Vice President-Information Technology

Robert A. Moran
Vice President-Manufacturing Services

Michael F. Nocito
Vice President and Controller

Wendy C. Shiba
Vice President, Secretary and Assistant General Counsel


Division Officers

Newsprint and
Directory Division

Randy C. Ellington
Vice President, Newsprint and Directory Sales

Richard G. Gilbert
Vice President and Resident Manager-Mersey Operations

Jerry R. Gilmore
Vice President, Administration and Planning

William C. Morris
Vice President, International Newsprint and Directory Sales

R. Donald Newman
Vice President, Operations
and Resident Manager-Calhoun Operations

Coated Paper and
Pulp Division

D. Alvin Humphrey
Vice President, Manufacturing and Mill Manager-Catawba Operations

Stephen L. Naman
Vice President, Coated
Paper Sales

Ben L. Pelton
Vice President, Pulp Sales

Craig B. Stevens
Vice President, Administration and Planning


Forest Products Division

George W. Flanders
Vice President-Catawba Operations

Marcia A. McKeague
Vice President-Great Northern Operations

J. Frank Pickle
Vice President-Calhoun Operations

Jon M. Porter
Vice President-Mersey Operations

Colin R. Wolfe
Vice President, Administration

Shareholder Information


Annual Meeting
The company's annual meeting of shareholders will be held on Wednesday, May 20, 1998, at 11 a.m. at The Gunter Theatre of the Peace Center for the Performing Arts, Greenville, S.C.


Stock Listings
Bowater Incorporated common stock is listed on the New York Stock Exchange (stock symbol BOW), U.S. regional exchanges, the London Stock Exchange and the Swiss Stock Exchanges.
   Depositary shares, each representing a one-fourth interest in a share of the company's 8.40% Series C Cumulative Preferred Stock, are listed on the New York Stock Exchange (stock symbol BOW Pr C).


Common Stock Registrars and Transfer Agents
The Bank of New York
Shareholder Relations Department-11E
P. O. Box 11258
Church Street Station
New York, NY 10286
800-524-4458
E-Mail: Shareowner-svcs@bankofny.com
Website: http://stock.bankofny.com

CIBC Mellon Trust Company
Balfour House
390 High Road
Ilford, Essex, 1G1 1NQ England
081-478-1888


Series C Cumulative Preferred Stock Depositary,
Registrar and Transfer Agent
SunTrust Bank, Atlanta
P. O. Box 4625
Atlanta, GA 30302
800-568-3476


Investor Information
Investor inquiries about Bowater should be directed to the Investor Relations Department at Bowater's headquarters.


10-K Report
Bowater files an annual report on Form 10-K with the Securities and Exchange Commission. A free copy (without exhibits) may be obtained by writing to the Investor Relations Department at Bowater's headquarters.


Dividend Reinvestment and Stock Purchase Plan
The company has a Dividend Reinvestment and Stock Purchase Plan. Information is available from the Investor Relations Department at Bowater's headquarters.


Auditors
KPMG Peat Marwick LLP
One Insignia Financial Plaza, Suite 600
P. O. Box 10529
Greenville, SC 29603


Common Stock Prices
Price ranges of the company's common stock during 1997 and 1996 as reported on the New York Stock Exchange were:

-------------------------------------------------------------------
                               1997                    1996
-------------------------------------------------------------------

                        High         Low        High        Low
First quarter         $43-3/8       $37        $41-1/4     $33-1/2
Second quarter         50-1/2        37-3/4     41-1/8      35-1/2
Third quarter          55-5/8        46-5/8     38-5/8      31-3/4
Fourth quarter         51-5/8        41-11/16   39-3/8      33-1/8
-------------------------------------------------------------------

(logo) BOWATER

Corporate Headquarters

Bowater Incorporated
55 East Camperdown Way
P. O. Box 1028
Greenville, SC 29602
864-271-7733
864-282-9482 (Fax)
www.bowater.com

Newsprint and
Directory Division

Operations

Calhoun Operations
5020 Highway 11 South
Calhoun, TN 37309
423-336-2211

Great Northern Paper, Inc.
East Operations
50 Main Street
East Millinocket, ME 04430
207-746-9912

Great Northern Paper, Inc.
Millinocket Operations
One Katahdin Avenue
Millinocket, ME 04462
207-723-5131

Bowater Mersey
Paper Company Limited
3691 Highway #3
P. O. Box 1150
Liverpool, NS
B0T 1K0 Canada
902-354-3411

Sales Offices

15310 Amberly Drive
Suite 250-50
Tampa, FL 33647
813-977-4945

2000 Regency Parkway
Suite 380
Cary, NC 27511
919-467-6422

100 Merchant Street
Suite 195
Cincinnati, OH 45246
513-772-2744

55 East Camperdown Way
P. O. Box 1028
Greenville, SC 29602
864-271-7733

Bowater Asia Pte Ltd
260 Orchard Road, #08-09
The Heeren
Singapore 238855
65-835-0488

Coated Paper and
Pulp Division

Operations

Catawba Operations
5300 Cureton Ferry Road
P. O. Box 7
Catawba, SC 29704
803-981-8000

Sales Offices

650 Warrenville Road
Suite 410
Lisle, IL 60532
630-960-9797

Park 80 West, Plaza 1
3rd Floor
Saddle Brook, NJ 07663
201-368-3611

5300 Cureton Ferry Road
P. O. Box 7
Catawba, SC 29704
803-981-8000

Forest Products Division

Operations

Bowater Lumber Co.
660 Industrial Boulevard
Albertville, AL 35950
205-878-7987

Pinkham Lumber Co.
P. O. Box 0
Ashland, ME 04732
207-435-3281

Great Northern Paper, Inc.
Woodlands Operations
1024 Central Street
Millinocket, ME 04462
207-723-6161

Catawba Woodlands Operations
5300 Cureton Ferry Road
P. O. Box 7
Catawba, SC 29704
803-981-8653

Calhoun Woodlands Operations
5020 Highway 11 South
Calhoun, TN 37309
423-336-2211

Bowater Mersey Paper
Company Limited
Oakhill Sawmill
P. O. Box 499
Bridgewater, NS
B4V 2X6 Canada
902-543-4637

Bowater Mersey Paper
Company Limited
Mersey Woodlands Operations
3691 Highway #3
P. O. Box 1150
Liverpool, NS
B0T 1K0 Canada
902-354-3411

Produced By
Corporate Communications,
Bowater Incorporated
(C) Bowater Incorporated,
Printed in U.S.A.
Bowater Incorporated is an
Equal Opportunity Employer