Form 10-K405, Exhibit 13
period 1998-12-31
BOWATER INC
filed 1999-03-26
CIK 743368

                                   EXHIBIT 13


[LOGO]BOWATER

Incorporated






             [Graphic of roll of paper with embossed Bowater logo.]















                                                             1998 Annual Report

Bowater Incorporated, headquartered in Greenville, South Carolina, is a global leader in the production of newsprint used by publishers around the world. In addition, we make coated and uncoated groundwood papers including directory papers, bleached kraft pulp and lumber products. Bowater has 10 pulp and paper mills and three sawmills in the United States, Canada and South Korea. These operations are supported by more than 2.4 million acres of timberlands owned or leased in the United States and Canada and over 14 million acres of timber cutting rights in Canada. The company is one of the world's largest recyclers of old newspapers and magazines. Bowater employs about 8,300 people. We have sales offices located throughout North America and in Brazil, England, Japan,

Singapore and South Korea and ship our products to customers on every continent.


Newsprint & Directory Division

This Division operates nine manufacturing sites in the United States, Canada and South Korea. The principal product line at these sites is newsprint, but the sites also produce directory paper, market pulp, coated groundwood paper and uncoated groundwood specialties. The Division is responsible for the worldwide marketing and sales of newsprint, directory paper and uncoated groundwood specialties and the operation of its designated manufacturing sites.

Coated Paper Division

This Division operates one site in Catawba, South Carolina, which produces coated groundwood paper, newsprint, market pulp and uncoated groundwood specialties. This Division is responsible for the marketing and sales of coated groundwood paper and the operation of the Catawba site.

Pulp Division

This Division markets and distributes market pulp produced at the Calhoun, Tennessee, Catawba, South Carolina, and Thunder Bay, Ontario, sites.

Forest Products Division

This Division manages 2.4 million acres of timberland owned or leased in the United States and Canada and 14 million acres of Crown-owned land in Canada on which the company has cutting rights. The Division also operates three softwood sawmills, supplies wood over to Bowater's pulp and paper production sites and markets and sells timber and lumber in North America.


Table of Contents

Financial Highlights                                 1
Letter to Shareholders                               2
Q&A with Arnold M. Nemirow                           5
Newsprint & Directory Division                       8
Coated Paper Division                               10
Pulp Division                                       12
Forest Products Division                            14
The Environment                                     16
Index to Financials                                 18
Board of Directors                                  58
Corporate Officers                                  60

                            MANUFACTURING FACILITIES









[GRAPHIC - Map of North America and South Korea identifying location of Bowater manufacturing facilities.]








Bowater is a growing, global supplier of newsprint, coated and uncoated groundwood papers including directory papers, market pulp and wood products.

Sales Offices

Brazil
Canada
England
Japan
Singapore
South Korea
United States




                  [Photo of Inside of Mill at Usk, Washington.]




9.       Usk, Washington

The mill's yearly capacity is 240,000 metric tons of newsprint with 20 percent recycled content. The mill has one paper machine.

[Photo of Mersey Mill at Liverpool, Nova Scotia.]


1.       Liverpool, Nova Scotia

The Mersey mill has two twin-wire machines that have the annual capacity to produce 241,000 metric tons of newsprint from 100 percent thermomechanical pulp.


[Photo of man standing on finished lumber at sawmill at Bridgewater, Nova
Scotia]



2.       Bridgewater, Nova Scotia

The sawmill has the yearly capacity to produce more than 35 million board feet of northern softwood lumber. The mill sells its wood chips to the Mersey mill.


[Photo of mill at Dalhousie, New Brunswick.]


3.       Dalhousie, New Brunswick

This facility's two newsprint machines have the capacity to produce 227,000 metric tons of newsprint each year.


[Photo of inside of mill at Gastineau, Quebec.]


4.       Gatineau, Quebec

The Gatineau mill operates three newsprint machines and has the annual capacity to produce 450,000 metric tons of recycled-content newsprint.


[Aerial photo of sawmill at Maniwaki, Quebec.]


5.       Maniwaki, Quebec

The sawmill has the yearly capacity to produce 70 million board feet of northern softwood lumber. This sawmill sells its wood chips to the Gatineau mill.


[Photo of mill at Millinocket, Maine.]


6.       Millinocket, Maine

With four paper machines, the mill has the annual capacity to produce 132,000 short tons of directory paper and uncoated groundwood specialties and 138,000 short tons of coated groundwood paper.


[Photo of paper machine at East Millinocket, Maine.]


7.       East Millinocket, Maine

The mill's two paper machines have the capacity to produce a total of 168,000 metric tons of newsprint and 114,000 short tons of directory paper on an annual basis.


[Photo of mill at Thunder Bay, Ontario.]


8.       Thunder Bay, Ontario

The Thunder Bay mill, the largest newsprint mill in Canada, has the annual capacity to produce 544,000 metric tons of recycled-content newsprint and 550,000 metric tons of hardwood and softwood pulp. The mill operates three newsprint and two pulp machines.


[Aerial photo of Calhoun, Tennessee.]


10.      Calhoun, Tennessee

As the largest newsprint mill in the United States, the facility operates five machines that have an annual production capacity of over 774,000 metric tons of newsprint and uncoated groundwood specialties. In addition, the mill has the annual capacity to produce 147,000 metric tons of hardwood market pulp.


[Aerial photo of mill at Catawba, South Carolina.]


11.      Catawba, South Carolina

The Catawba mill has the annual capacity to produce 356,000 short tons of coated groundwood papers on two machines and 244,000 metric tons of fully bleached softwood kraft market pulp. In addition, the newsprint machine has the capacity to produce 236,000 metric tons each year.


[Photo of sawmill at Albertville, Alabama.]


12.      Albertville, Alabama

Bowater Lumber has the annual capacity to produce 95 million board feet of southern yellow pine lumber. The mill's wood chips are sold to the Calhoun paper mill and other markets.


[Photo of paper machine at Mokpo, South Korea.]


13. Mokpo, South Korea

The mill's one machine has an annual capacity of 250,000 metric tons of recycled newsprint for South Korea and other Asian markets.

Financial Highlights


  (In millions, except per-share amounts)                            1998(1)                        1997
-------------------------------------------------------------------------------------------------------------
Net sales                                                         $     1,995.0                 $     1,484.5
Operating income                                                          142.2                         135.7
Net income (loss)                                                         (18.5)(2)                      53.7
Diluted earnings (loss) per common share                          $       (0.44)                $        1.25
Average common and common equivalent
   shares outstanding                                                      47.6(3)                       40.8
Dividends declared per common share                               $        0.80                 $        0.80
Total assets                                                            5,091.4                       2,745.8
Total shareholders' equity                                        $     1,777.0                 $     1,154.2

Percent return on average common equity                                    (1.4)%                         4.5%
Total debt                                                        $     1,830.8                 $       758.9
Total debt as a percentage of total capitalization                         46.3%(4)                      37.2%
Current ratio                                                              0.90x                         3.69x

Capital expenditures, including timberlands                       $       223.2                 $        99.6

-------------------------------------------------------------------------------------------------------------

Registered shareholders                                                   6,100                         5,200
Common stock price range                                          $ 32.81-59.56                 $ 37.00-55.62
-------------------------------------------------------------------------------------------------------------

(1) Amounts include Avenor Inc. and the South Korean newsprint mill from the dates of acquisition in July 1998.
(2) Includes non-operating charges of $88.0 million to write down the Millinocket, Maine, mill and a long-term note receivable to net realizable value.
(3) The average shares include 16.1 million of Bowater common and Exchangeable shares issued in conjunction with the Avenor acquisition.
(4) This ratio excludes the revaluation of Avenor's debt totaling $190.6 million.



    [Bar chart appears below with            [Bar chart appears below with
    the following information:]              the following information:]

          Net Sales                               Net Income
          in millions                             in millions

          98     $1,995.0                         98     $(18.5)
          97     $1,484.5                         97     $ 53.7
          96     $1,718.3                         96     $200.2
          95     $2,001.1                         95     $246.9
          94     $1,359.0                         94     $ (4.8)


     [Bar chart appears below with           [Bar chart appears below with
     the following information:]             the following information:]

          Return on Average                       Total Debt as a % of Total
          Common Equity                           Capitalization

          98     (1.4%)                           98     46.3%
          97      4.5%                            97     37.2%
          96     18.6%                            96     36.5%
          95     27.5%                            95     38.7%
          94     (3.0%)                           94     50.3%





                          Bowater 1998 Annual Report

Fellow Shareholders



We welcome our new shareholders to a company that is making great progress.


Bowater's years of planning and preparation paved the way for significant accomplishments in 1998. With the acquisitions of Avenor Inc. and our South Korean newsprint mill in July, followed by the divestiture of certain non-strategic assets, Bowater's increased global presence makes us a significantly stronger and more competitive company.


Financial and Operating Performance

Bowater achieved excellent financial results despite the fact that 1998 was a year in which we integrated two major acquisitions and faced difficult market conditions. Excluding special charges, our return on equity was near the top of the list for North American paper and forest products companies. Moreover, The Wall Street Journal in its February 25, 1999 edition reported that Bowater ranked first among the top 16 U.S. paper and forest products companies in total shareholder return for the past five years. Our debt ratios are at comfortable levels, allowing us to renew our stock repurchase program in the fourth quarter of 1998, under which we acquired 2.4 million shares, or 4.3 percent of our outstanding stock. However, concern over the impact of the Asian economic crisis on pulp and paper demand negatively impacted our stock performance in 1998, resulting in a 7 percent decline in price.

Net income for the full year of 1998 was $69.5 million, or $1.41 per diluted share, before non-operating charges of $88.0 million (after-tax), or $1.85 per diluted share, attributable to the write-down of our Millinocket, Maine, mill and a long-term note receivable to net realizable value.









                         [Photo of Arnold M. Nemirow.]


Arnold M. Nemirow,
Chairman, President and
Chief Executive Officer

Including these charges, the company had a net loss of $18.5 million, or $.44 per diluted share, for the full year of 1998. For 1997, the company had net income of $53.7 million, or $1.25 per diluted share. Net income before non-operating charges improved compared to 1997 due primarily to the inclusion of approximately five months of operating results from our acquisitions, both of which were accretive to earnings per share in 1998. Our results, however, were dampened by declining prices throughout the year, which stemmed largely from the Asian crisis. The economic outlook for Asia shows signs of improvement. As a result, we expect world demand to increase, and prices should begin to recover from their cyclical lows. We anticipate that this improvement could occur in the second half of 1999.

Bowater's order book remained firm throughout 1998, again signifying our unique and powerful customer relationships. Last year, while some competitors were cutting back on production, selling excess production in the spot markets, or building



                          Bowater 1998 Annual Report
inventories, Bowater was shipping most of its production to stable, core accounts that are the hallmark of our customer relations strategy. Bowater is generally regarded as a preferred supplier in terms of product, price, service and customer recognition. I'd like to take this opportunity to thank those customers who supported Bowater during a year of significant change. We renew our pledge to provide high-quality products and superior customer service.


Bowater's Markets

The economic crisis in Asia resulted in lower prices for all of Bowater's products in 1998. I view this to be a temporary phenomenon.

The fundamental drivers for newsprint consumption in Asia remain in place - a growing, literate population, urbanization and a hunger for news - giving rise to optimism that newsprint demand will recover ahead of the overall economies of the region. Since we acquired our newsprint mill in Mokpo, South Korea, we have seen positive signs of a turnaround. I believe that the long-term opportunities in Asia are the most promising of any region of the world.

Worldwide, newspapers have a positive future for a healthy coexistence with other media, such as television and the Internet. We expect the newsprint market to be characterized by modest growth in developed regions such as North America and Europe, with much faster growth in developing markets such as Asia and Latin America.

Prices were relatively stable in the directory market, falling only slightly during the year. Our U.S. market share remained constant at 27 percent, and we retained our position as a top-rated supplier in major press rooms.

After a strong start, prices for coated groundwood paper fell primarily due to imports and competition from other grades of paper. Magazine ad pages and the catalogue business continued to grow, which should result in a very healthy long-term balance between supply and demand.

As with the paper products, recovery in Asia will eventually balance the market for pulp. We have already seen industry inventories returning to more normal levels, influenced by the closure of several high-cost production facilities, including Bowater's Gold River, British Columbia, pulp mill, which eliminated 255,000 metric tons of production.

Although housing starts in North America are at historic highs, reduced demand in Asia (primarily Japan) caused a slump in North American prices for lumber and logs. Again, this appears to be a temporary situation, and we expect a healthy long-term market for solid wood products.


Our Achievements

In my letter last year, I identified two clear goals for 1998. They were:

         - Optimize our existing production assets by creating value-added strategies for timberlands, selling underperforming facilities and investing in high-return capital projects to continually improve our asset base, and

         - Grow our production and marketing capabilities through the successful integration of our pending acquisitions.

We accomplished what we set out to do. We now have strategically placed and geographically diverse operations. Bowater's assets are complementary and competitive. Our customer relations remain strong.



                          Bowater 1998 Annual Report

The integration of the Avenor facilities and the South Korean mill has been impressively swift and seamless. On "Day One" of the combined company, the sales organization was fully integrated, with every customer assigned to one Bowater representative, new product labels were ready, and invoices were issued under the Bowater name. Since that time, we have converted all business and information systems and implemented cost savings.

We are well ahead of our stated objective to achieve half of the synergies goal by year-end 1998. In fact, we now believe that we have already secured more than the planned $75 million in annualized savings, so we have increased our goal to $100 million in expected synergies from the Avenor acquisition by year-end
1999.

The corporate organization has been realigned for more efficient management of our expanded company, including the formation of a separate division to focus on pulp products.

Other accomplishments include the announced sale of 1.6 million acres of timberland in Maine. The construction of a new thermomechanical pulping facility at the Calhoun, Tennessee, complex nears completion.

All in all, 1998 was indeed a year of major achievements.


Strategic Priorities

Looking forward, we have a firm set of operating priorities to build shareholder value:

         -        Remain a customer-focused company,

         - Enhance performance by optimizing existing assets, achieving synergies and reducing costs,

         - Exploit opportunities for growth by acquisition in the consolidating, global marketplace,

         - Maintain financial strength and flexibility through disciplined use of capital, and

         - Provide proper incentive and development programs for employees.

Our extraordinary achievements can be attributed to our management structure and philosophy. Future success depends on our ability to keep our management process simple, direct and decisive, despite our increased size.

In closing, I would like to thank our shareholders, our customers and our 8,300 employees for making 1998 a successful year for Bowater. With your continued support, 1999 will be even better.

Sincerely,

/s/ Arnold M. Nemirow

Arnold M. Nemirow
Chairman, President and Chief Executive Officer
March 19, 1999



                          Bowater 1998 Annual Report

Bowater Today



                                                    A Q&A with Arnold M.Nemirow


During 1998 Bowater grew its newsprint business significantly. What is the future of newsprint?

Newspapers remain a vital part of the flow of information around the world, even with all of the existing and emerging alternatives for the delivery of news and advertising. In developed markets like the U.S. and Europe, the rate of growth is modest but demand is solid. In the developing markets of Asia and Latin America, there is still tremendous growth potential for newsprint.

This is a time of industry consolidation, and our modern, low-cost mills give us a global competitive advantage with customers and in regions with growing newspaper readership and newsprint consumption. Newsprint is a commodity and, as a low-cost, high-service producer, Bowater can remain profitable in down markets.


What are the prospects for growing other parts of the business?

Doubling the size of our newsprint business was a major step for Bowater. We have quickly integrated our acquisitions. Now, we are ready to explore additional opportunities.


The investment in South Korea was a bold move considering the state of the Asian economy. Has this investment met your expectations?

Our newsprint mill in Mokpo has exceeded my expectations. The mill is a world-class operation with new state-of-the-art equipment and a dedicated work force. Even in distressed economic times, the mill has generated significant cash flow. Performance is expected to improve as the Asian economy continues to recover.



                          Bowater 1998 Annual Report

What is Bowater's position concerning market downtime?

Bowater has taken and will take "market downtime" when our order book so dictates. We will not produce just to build inventories, and we will not produce just to sell excess production in the spot market. This is the basis for our recent decision to curtail production in Canada.


How will consolidation in the forest products industry affect Bowater?

Consolidation benefits everyone by helping to flatten the volatility in the market. As a consolidator, Bowater will benefit by having a larger share of a less volatile market. Consolidation is not a panacea for a non-competitive producer. For an efficient producer such as Bowater, however, consolidation will lead to a more stable, and ultimately a more profitable, market.


What has Bowater done to ensure Y2K compliance?

Bowater's efforts to ensure Year 2000 compliance began with the completion of a formal review of all internally developed computer software. Systemwide testing was successfully conducted during 1998. We expect to complete all of our major Year 2000 work by mid-year 1999.

Our current focus is on our production facilities, customers and the supply chain. At each mill site, efforts are underway to certify process control systems in production, environmental and safety areas. We are working with critical suppliers to verify that they will be able to meet our supply requirements.

Bowater is developing a contingency plan, including all business functions and sites, in the event any aspect of the program proves to be ineffective in solving Year 2000 compliance problems. We expect to complete this plan in October 1999.



                          Bowater 1998 Annual Report

What is Bowater doing to recruit and retain the next generation of management?

Our successful business performance supports our recruiting and retention efforts. Bowater provides compensation and benefit opportunities that compare favorably to those of our peers. Employees at all levels participate in various incentive plans designed to reward employee efforts while enhancing business performance.

Bowater provides learning and development opportunities for all employees, including technical training programs, tuition reimbursement programs, and company developed and sponsored degree programs in papermaking technology. Providing opportunities for employees to enhance their talents and skills helps us develop and retain a quality work force.

It is also important to note that, as part of our acquisitions, we identified and retained top talent with management potential.


What policies and programs does Bowater use to promote good corporate citizenship?

Bowater supports health and human services, culture and arts, education, environmental, and civic initiatives within the communities that surround its offices and mills. Bowater and its employees are generous supporters of consolidated campaigns in the U.S. and Canada such as the United Way and Centraide.

To encourage personal donations to qualifying educational institutions, Bowater matches contributions of employees and Directors.

In addition, employees are encouraged to participate in community life by volunteering time to civic and charitable organizations. The company provides a number of college and university students with internship opportunities, and Bowater forest lands are made available to our neighbors for recreational opportunities.



                          Bowater 1998 Annual Report

[Photo of Newsprint & Directory Division management team.]


In the foreground is Arthur D. Fuller, President, Newsprint & Directory Division. Standing (from left to right) are:
R. Donald Newman, Vice President of Canadian Newsprint Operations, Jerry R. Gilmore, Vice President of U.S. and South Korea Newsprint Operations, Donald L. Wheeler, Vice President of Human Resources, Larry G. Green, Vice President of Purchasing and Transportation, and William C. Morris, Vice President of International Newsprint & Directory Sales. Seated (from left to right) are: C. Randy Ellington, Vice President of North American Newsprint & Directory Sales, and Craig B. Stevens, Vice President of Administration and Planning.


[Photo of man inside paper mill.]




 [Photo of large roll of paper.]        [Photo of wrapped rolls of paper.]

                        Newsprint & Directory Division


With the integration of the mills in Canada, South Korea and the United States, acquired in July 1998, the Newsprint & Directory Division doubled its ability to deliver top quality products and exceptional service to growing numbers of newsprint customers worldwide. While maintaining steadfast attention to customers, costs and operating efficiencies, the Division is further leveraging the combined knowledge and best practices of its individual operations.

Bowater has sharpened its competitive edge through an expanded distribution network. We have refocused our Tennessee and South Carolina mills to serve the growing U.S. markets in the South and Southwest. Our Canadian mills have augmented U.S. market presence by filling gaps in Bowater's Northeast markets and increasing our position in the Midwest. The Ponderay mill in Washington establishes a West Coast presence. The coordination of sales from our New Brunswick, Nova Scotia and South Korean mills under one international sales management team better positions Bowater to accelerate its growth in Latin America, Europe and Asia. With sales offices in the United States, Brazil, South Korea, Japan, Singapore and England, Bowater continues to extend its global reach, while enhancing service to its customers.

We have prudently managed our assets and initiated high-return capital investments to strengthen our competitive position. The construction of a thermomechanical pulp mill at Calhoun, Tennessee, is nearing completion.


[Bar chart appears below with the following information:]
1998 Newsprint & Directory Shipments
by Mill*
in metric tons

Calhoun (Tennessee)        703,000

Thunder Bay (Ontario)      535,000

Gatineau (Quebec)          434,000

GNP (Maine)                366,000

Ponderay (Washington)      243,000

Mokpo (South Korea)        240,000

Mersey (Nova Scotia)       229,000

Dalhousie (New Brunswick)  217,000

Catawba (South Carolina)   216,000

*Tonnage reflects shipments for the full 12 months ending December 31, 1998.


[Bar chart appears below with the following information:]
Newsprint & Directory Shipments
by Destination
in metric tons

                    Export/Domestic
                    ---------------

98                  732,000*/2,449,000

97                  252,000/1,300,000

96                  244,000/1,260,000

95                  204,000/1,276,000

94                  234,000/1,262,000

*Tonnage reflects shipments for the full 12 months ending December 31, 1998.


[Bar chart appears below with the following information:]
World Market Share of
Newsprint & Directory

98                  8.4%*

97                  4.1%

96                  4.2%

95                  4.0%

94                  4.2%

*Tonnage reflects shipments for the full 12 months ending December 31, 1998.



                          Bowater 1998 Annual Report

                                      8/9

                             Coated Paper Division

[Bar chart appears below with the following information:]

1998 Coated Paper Shipments by Mill
In short tons

Catawba (South Carolina) 351,000
Millinocket (Maine)      135,000

[Bar chart appears below with the following information:]

Coated Paper Shipments by Destination
In short tons
        Export/Domestic

98                       7,000/479,000
97                      14,000/466,000
96                      27,000/405,000
95                       9,000/466,000
94                      14,000/443,000

[Bar chart appears below with the following information:]

North American Market Share

98       8.8%
97       9.1%
96       8.8%
95       9.4%
94       9.5%

In 1998, the Coated Paper Division continued to emphasize cost containment and reduction. The Catawba mill is rated among the lowest-cost producers in North America.

Our continuous quality initiatives complement our low cost position. We formed a Research and Development group to forge new product development and invested $32 million in high-return capital projects to increase production, enhance product quality and lower overall cost. An example of capital investment is the addition of new wood chip thickness screening equipment at the Catawba mill, which reduces the chemicals, energy and wood needed to improve kraft pulp quality and production rates. Quality improvement initiatives include the installation of new Excel coater heads.

While world-class machines offer the technology to manufacture paper, it is people who add value to the process and the product. A major initiative involving line and staff employees, the High Performance Organization program, hones leadership, structure, systems, teams, skills and safety. Over 75 hours of on-the-job and classroom training were invested in each employee in 1998.

Safe work practices are paramount. The Division reduced Occupational Safety and Health Administration incidence rates by 51 percent over the past two years. This significant improvement is driven, in part, by employee ownership in identifying and correcting safety hazards. Employees perform peer safety observations and log their perceptions into a database. This data is used to identify trends requiring remedial action. Additionally, improved safety performance is recognized and rewarded through gain sharing and other incentive programs.



                          Bowater 1998 Annual Report

                                     10/11

[Photo of man checking roll of paper.]    [Photo of inside of paper mill.]




[Photo of Coated Paper Division management team.]


E. Patrick Duffy (center), President of the Coated Paper Division, with (left to right) Denis Tontodonato, Vice President of Administration and Planning, Stephen L. Naman, Vice President of Coated Paper Sales, Barre R. Mitchell, Director, Technology, and Gaynor L. "Bud" Nash, Vice President and Resident Manager - Catawba Operations.


[Photo of newstand displaying magazines printed on coated paper.]

[Photo of Pulp Division management team.]


David J. Steuart, President of the Pulp Division (right), and
John C. Adams, Vice President of North American Sales (left).




[Photo of pulp dryer.]


[Photo of person handling sheet of market pulp.]   [Photo of inside of pulp mill.]   [Photo of wet pulp.]

                                 Pulp Division


The acquisition of Avenor in July significantly increased Bowater's position in North American pulp production, prompting the creation of a new Pulp Division to manage the worldwide marketing of Bowater's market pulp products. A highly capable team of management, marketing and production professionals enhances Bowater's competitive position.

Bowater's Pulp Division minimizes exposure to a typical commodity marketing strategy by differentiating itself with high-quality products and exceptional customer service, with a goal to become the preferred market pulp supplier to the North American paper industry.

The recent volatility in Asian financial markets has had a direct effect on market pulp pricing and an impact on Bowater, as Asian demand for market pulp declined 14 percent in 1998 versus 1997. After we reviewed the economic viability of the Gold River, British Columbia, pulp mill, further deterioration in market conditions as well as a high cost structure, caused us to announce the permanent closure of the mill.

We are the only North American supplier with a mix of four grades of market pulp, including the low-cost southern and high-quality northern grades, both softwood and hardwood, demanded by premium tissue producers and lightweight coated paper producers. Our mills are in close proximity to papermaking markets in the Midwest and Southern United States. As a result of these competitive advantages, Bowater is recognized by the marketplace as one of the premier market pulp suppliers in North America.



[Bar chart appears below with the following information:]
1998 Pulp Shipments by Mill*
in metric tons

Thunder Bay (Ontario)  531,000

Catawba (South Carolina)  215,000

Calhoun (Tennessee)  141,000

Gold River (British Columbia)  139,000

* Tonnage reflects shipments for the full 12 months ending December 31, 1998.



[Bar chart appears below with the following information:]
Pulp Shipments by Destination
in metric tons

            Export/Domestic

98          832,000*/195,000

97          231,000/138,000

96          267,000/88,000

95          173,000/122,000

94          181,000/91,000

* Tonnage reflects shipments for the full 12 months ending December 31, 1998.


[Bar chart appears below with the following information:]
North American Market Share

98             9.5%

97             2.0%

96             1.5%

95             1.9%

94             1.5%

*Tonnage reflects shipments for the full 12 months ending December 31, 1998.







                          Bowater 1998 Annual Report

                                     12/13

                            Forest Products Division



[Bar chart appears below with the following information:]

1998 Lumber Shipments by Mill*
in thousands of board feet

Bowater Lumber (Alabama)  96,000

Pinkham Lumber (Maine)  75,000

Manifor Inc. (Quebec)  61,000

Oakhill Sawmill (Nova Scotia)  37,000

* Lumber volume reflects shipments for the full 12 months ending December 31, 1998.

[Bar chart appears below with the following information:]

1998 Timber Sales Volume*
in thousands of tons

Calhoun Woodlands (Tennessee)  1,700

Catawba Woodlands (South Carolina)  1,600

GNP Woodlands (Maine)  1,600

Dalhousie Woodlands (New Brunswick)  400

Mersey Woodlands (Nova Scotia)  300

* Timber volume reflects shipments for the full 12 months ending December 31, 1998.



1998 was a formative year for the Forest Products Division, which was organized as a stand-alone unit in mid-1997. This realignment enables us to measure more precisely how well the Division has improved yields, efficiencies, profitability and asset returns.

Operating income generated from our timberlands was well above initial expectations. Well-defined value-enhancement programs for the woodlands operations and high-return capital investment plans for the sawmills are designed to generate even more significant opportunities to improve the financial contributions of these two groups in the future.

The creation of the Forest Products Division gave us an opportunity to realign woodlands and sawmill staff for maximum productivity and to better focus our gainsharing incentives as they apply to woodlands personnel. Bowater's gainsharing program is a comprehensive, incentive-based compensation structure to align employee interests at all levels with those of shareholders. The program measures performance in the areas of cost reduction, productivity, quality and safety improvements. A new component of the gainsharing plan encourages better wood utilization, higher operating income and increased total return on net assets.

Improved safety performance is another result of the enhanced gain-sharing plan and our sustained focus on improving workplace safety. In 1998, we surpassed the excellent safety record set in 1997, ending the year with an improved incident rate of 24 percent year-over-year.



                          Bowater 1998 Annual Report

                                     14/15

[Photo of tree.]




[Photo of Forest Products Division management team.]




[Photo of Bowater lumber.]



Richard K. Hamilton, President of the Forest Products Division (right) is shown with (left to right): Colin R. Wolfe, Vice President of Administration and Planning, George W. Flanders, Vice President of Catawba Woodlands Operations, Jon M. Porter, Vice President of Mersey Woodlands Operations, J. Frank Pickle, Vice President of Calhoun Woodlands Operations, Marcia M. McKeague, Vice President of Great Northern Woodlands Operations, Jean Beaulieu, Vice President of Lumber and Quebec Woodlands Operations, and Roger Barber, Vice President of Ontario and New Brunswick Woodlands Operations.



[Photo of saw timber being unloaded from truck.]

[Photo of recreational pathway on Bowater land.]



Some of Bowater's employees are papermakers, but some are also foresters, biologists, wildlife managers, environmentalists, engineers and recreational land managers, all of whom are committed to environmental stewardship while making high-quality paper for the global market.





[Photo of forester planting seedling.]






[Photo of recreational lake area on Bowater land.]

                                The Environment


Bowater has a well-established record of sound stewardship of its natural resources. We believe that a "good neighbor" policy is good business and subscribe to this policy in practice. Bowater has been entrusted with the stewardship of extensive renewable natural resources and manages these resources on a sustainable basis to ensure their productive use and enjoyment by future generations.

Bowater supports the American Forest & Paper Association (AF&PA) and Canadian Pulp and Paper Association (CPPA) environmental, health and safety principles as well as AF&PA's Sustainable Forestry Initiative(SM) and CPPA's Sustainable Forest Management Certification. Bowater is an active participant in voluntary environmental programs, such as Canada's Accelerated Reduction, Elimination of Toxics (ARET) program and the Canadian federal government's Voluntary Challenge and Registry for climate change.

We have long recognized the need to improve environmental management systems and performance. Our Thunder Bay, Ontario, mill is the largest pulp and paper complex - and the first newsprint facility - in North America to achieve ISO 14001 certification for environmental management systems. In 1998, the Gatineau, Quebec, mill received certification under ISO 14001. The Mersey, Dalhousie, New Brunswick, and Usk, Washington, mills are developing environmental management systems, following the ISO 14001 standards.

Bowater is one of the world's largest users of recycled newspapers and magazines. Bowater has recycling facilities at its mills in Calhoun, Tennessee; East Millinocket, Maine; Gatineau, Quebec; Thunder Bay, Ontario; Usk, Washington; and Mokpo, South Korea. These facilities annually consume approximately 1.2 million tons of old newspapers, old magazines and old telephone directories, much of which would have been sent to landfills in the past.

Improving air quality is a Bowater priority. We have instituted numerous controls and enhanced our processes in an effort to minimize our impact on the air of our surrounding communities.

The Thunder Bay, Ontario, kraft mill has produced elemental chlorine-free pulp since 1994. At our Catawba, South Carolina, and Calhoun, Tennessee, mills, we will replace elemental chlorine and sodium hypochlorite with chlorine dioxide in the pulp-bleaching process in compliance with the Cluster Rule issued by the U.S. Environmental Protection Agency in 1998.

The water we use may be reused three or four times on its journey through our mills. We are diligent about returning the water in good condition, as would any responsible neighbor. We settle out the solids, aerate the water to restore oxygen, cool the water so it will not harm fish or other marine life, and then we monitor and test continuously to ensure the process is working.

In 1998, the Calhoun, Tennessee, mill completed the conversion of an idle recovery boiler to a waste fired boiler. The converted boiler produces steam by burning sludge, bark and tire-derived fuel. Bowater mills converted into energy a total of 2.5 million tons of bark, wood waste, sawdust, sludge and tire-derived fuel. This fuel replaced more than 750,000 barrels of oil, nearly 11,000 million cubic feet of natural gas and 118,000 tons of coal, while eliminating landfill disposal.



                           Bowater 1998 Annual Report

                                     16/17

                             Financial Report 1998



Contents:

Business and Financial Review                     19

Consolidated Financial Statements                 30

Notes to Consolidated Financial Statements        35

Management's and Auditors' Statements             53

Financial and Operating Record                    54



                          Bowater 1998 Annual Report

Business and Financial Review


Overview

The company is organized into four Divisions: the Newsprint & Directory Division, the Coated Paper Division, the Pulp Division and the Forest Products Division. Each Division, with the exception of the Pulp Division, is responsible for the sales and marketing of distinct product lines and the operation of certain manufacturing sites. The Pulp Division is primarily a marketing and distribution Division. Therefore, the company's financial results are collected, analyzed and reported through the Newsprint & Directory, Coated Paper and Forest Products Divisions.

Newsprint & Directory Division: This Division operates nine manufacturing sites in the United States, Canada and South Korea. The principal product line at these sites is newsprint, but the sites also produce directory paper, market pulp, coated groundwood paper and uncoated groundwood specialties. The Division is responsible for the worldwide marketing and sales of newsprint, directory paper and uncoated groundwood specialties and the operation of its designated manufacturing sites.

Coated Paper Division: This Division operates one site in Catawba, South Carolina, which produces coated groundwood paper, newsprint, market pulp and uncoated groundwood specialties. This Division is responsible for the marketing and sales of coated groundwood paper and the operation of the Catawba site.

Pulp Division: This Division markets and distributes market pulp produced at the Calhoun, Tennessee, Catawba, South Carolina, and Thunder Bay, Ontario, sites. Financial results for the production and sale of market pulp are included in the Newsprint & Directory Division and the Coated Paper Division. Previously, the Division operated a market pulp manufacturing site in British Columbia.
This site was permanently closed in February 1999.

Forest Products Division: This Division manages 2.4 million acres of timberland owned or leased in the United States and Canada (after the pending 1999 timberlands sale transactions) and 14 million acres of Crown-owned land in Canada on which the company has cutting rights. The Division also operates three softwood sawmills, supplies wood fiber to Bowater's pulp and paper production sites and markets and sells timber and lumber in North America.

Results of Operations: 1998 Compared with 1997

The company's net loss for 1998 was $18.5 million, or $0.44 per diluted share, compared to net income of $53.7 million, or $1.25 per diluted share, in 1997. Included in the net loss for 1998 were after-tax non-operating charges of $88.0 million, or $1.85 per diluted share, to reduce the book value of assets at the company's Millinocket, Maine, mill in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets," and to record a reserve against a long-term note receivable. Operating income was $142.2 million ($261.8 million before non-operating charges) in 1998 on net sales of $2.0 billion, compared with $135.7 million on net sales of $1.5 billion in 1997. The increases in operating income and net sales were primarily due to the inclusion of two newly acquired operations for a portion of the year. The company acquired Avenor Inc. ("Avenor") on July 24, 1998, and a South Korean newsprint mill on July 15, 1998.

Presented below is a discussion of each significant product line followed by a discussion of the results of each of the reported Divisions.

Product Line Information: In general, the company's products are globally traded commodities. Pricing and the level of shipments of these products will continue to be influenced by the balance


[Bar chart appears below with the following information:]

Operating Income $ in millions

98             142

97             136

96             301

95             549

94             42


[Bar chart appears below with the following information:]

Newsprint
Average Transaction Price ($ per short ton/Shipments (thousands of short tons)

98             513/2,160

97             493/1,482

96             585/1,446

95             600/1,402

94             414/1,460


[Bar chart appears below with the following information:]

Coated Groundwood
Average Transaction Price ($ per short ton/Shipments (thousands of short tons)

98             804/486

97             705/479

96             824/432

95             975/476

94             677/453




                           Bowater 1998 Annual Report

Business and Financial Review


[Bar chart appears below with the following information:]
Directory Paper
Average Transaction Price ($ per short ton)/Shipments (thousands of short tons) 98 769/226
97  784/228
96  871/211
95  709/229
94  679/189


[Bar chart appears below with the following information:]
Market Pulp
Average Transaction Price ($ per short ton)/Shipments (thousands of short tons) 98 403/674
97  424/407
96  393/393
95  717/325
94  436/300


[Bar chart appears below with the following information:]
Capital Expenditures $ in millions
98  223
97  100
96  107
95   96
94  216


between supply and demand as affected by global economic conditions, changes in consumption and capacity, the level of customer and producer inventories and fluctuations in exchange rates.

The information provided in the following product line discussions concerning market and industry conditions was obtained from the following sources: the Newspaper Association of America; the Canadian Pulp and Paper Association; the American Forest & Paper Association; Resource Information System, Inc. (RISI) and the Media Industry Newsletter. This information is provided to enhance the reader's understanding of the company's financial results and the conditions under which these results were achieved.

Newsprint
In 1998, conditions in the newsprint market were affected by labor strikes in Canada and financial and economic difficulties in key Asian markets. Approximately 1.0 million metric tons of newsprint capacity was impacted in 1998 by labor strikes at Abitibi-Consolidated and Fletcher Challenge Canada, two large Canadian newsprint producers. The reduction in supply caused by these strikes was offset by the economic problems that plagued Asia throughout the year. This resulted in North American newsprint exports that were down 22 percent for the year and newsprint imports to the U.S. that were more than double the 1997 level as U.S. producers for the Asian market redirected their tonnage to other regions. Total U.S. demand for newsprint and U.S. consumption increased in 1998 compared to last year. Despite this, North American newsprint producer inventories at year-end also increased when compared to the end of 1997, while year-end inventories at U.S daily newspapers decreased slightly. A company price increase announced for April 1998 was postponed to later in the year, and, although partially implemented by the fourth quarter, it was rescinded after settlement of labor strikes at competitors' mills in Canada. The company's average newsprint transaction price in 1998 was 4 percent higher than in 1997, reflecting a full year of the price increases that were implemented in 1997. Shipments for the company were 46 percent higher in 1998 versus 1997, and inventories were also higher due to the inclusion, beginning in the third quarter, of Avenor and the South Korean newsprint mill.

Coated Groundwood
In the first half of 1998, the coated paper market continued to benefit from the improved environment of 1997. During the year, end-use markets grew with the catalogue segment increasing 6 percent (measured by standard A mail weight) and magazine publishers increasing advertising pages by 2 percent. The second half of 1998, however, was marked by declines in coated paper pricing, as the supply of coated paper outpaced demand due to a higher volume of coated paper imports and increased capacity among producers of competing printing and writing papers. Comparing the full year of 1998 to 1997, U.S. coated groundwood shipments for the industry decreased 4 percent while U.S. coated groundwood producer inventory levels increased an average of 3 percent. In January 1998, the company successfully implemented a $60 per ton price increase. The company's quarterly average coated groundwood transaction price for the first three quarters of 1998 was relatively unchanged following the January price increase, while the fourth quarter average price declined due to the higher supply versus demand. Compared to 1997, the company's average transaction price for 1998 was 14 percent higher, while shipments increased slightly. The company's coated groundwood inventory at the end of 1998 was at its lowest level since 1992.


                           Bowater 1998 Annual Report

Directory Paper

Sales of the company's directory products in 1998 were at essentially the same levels as in 1997. The company's average directory paper transaction price decreased 2 percent compared to 1997, reflecting the relatively stable market environment for directory papers in 1998. Directory prices generally trend similarly to newsprint pricing, but with a lag due to the contractual nature of the directory business.


Market Pulp

World pulp markets experienced difficult conditions during 1998 as the effect of the Asian economic crisis impacted operating rates, shipments and prices. During the first quarter, demand for market pulp was unchanged compared to the first quarter of 1997. In the second and third quarters, the full impact of the Asian crisis reduced demand, as NORSCAN (United States, Canada, Finland, Norway and Sweden) shipments to the Asian region decreased approximately 30 percent compared to the respective quarters in 1997. Despite reduced operating rates in the industry of 87 percent during the second and third quarters of 1998, inventories at the end of the third quarter increased by 230,000 metric tons compared to the third quarter of 1997. In the fourth quarter, demand from the Asian region increased; however, this demand did not make up the shortfall created in the previous quarters. NORSCAN shipments for 1998 decreased 4 percent compared to 1997, with the majority of the decrease coming from the Asian region. NORSCAN inventories ended the year at 1.6 million metric tons, or a 27 day supply down from a 31 day supply in December 1997. As a result of these market conditions, the company's market pulp average transaction price in 1998 decreased 5 percent compared to 1997. The company's shipments increased 66 percent in 1998, compared to last year, primarily due to the Avenor acquisition.


Lumber

U.S. lumber prices declined throughout 1998 as supply outpaced demand. Indicators for the U.S. market were positive, with 1998 housing starts increasing to 1.6 million units from 1.4 million units in 1997, and expenditures for the repair and remodeling markets also increasing in 1998. These positive indicators were offset by a steep decline in Japanese housing construction caused by the Asian economic crisis. This decrease in export demand resulted in a 36 percent reduction in exports through the first 10 months of 1998 compared to the year ago period and a reduction in export lumber prices as well. U.S. consumption in 1998, although strong, has not been able to absorb the excess supply. The company's average lumber transaction price declined throughout the year and was 18 percent lower in 1998 than in 1997. Shipments were 17 percent higher in 1998 versus 1997, primarily due to the inclusion of lumber from the newly acquired Canadian operations and higher production rates.


Timber

Demand for the company's timber products remained strong in 1998. Average transaction prices for our primary species of southern pine and spruce-fir increased compared to 1997. This increase was partially offset by a change in mix that caused 1998 pricing in total to be only slightly higher compared to 1997. The company's shipments in 1998 also increased compared to 1997, mainly from the inclusion of timber products from the Avenor acquisition and the application of intensive forest management practices. Operating income per acre increased 14 percent in 1998 compared to 1997.

Divisional Performance:

Net Sales by Division:

--------------------------------------------------
(US Dollars in
Millions)                     1998           1997
==================================================
Division:(1)
Newsprint &
Directory                $  1,356.6     $    886.8
Coated Paper                  474.1          458.4
Forest Products               147.1          139.8
Corporate/
Other Eliminations             17.2           (0.5)
--------------------------------------------------
 Total Net Sales         $  1,995.0     $  1,484.5
==================================================


Operating Income by Division:

-----------------------------------------------
(US Dollars in
Millions)                   1998          1997
===============================================
Division:(1)
Newsprint &
Directory                $   32.8      $   30.0
Coated Paper                107.4          91.2
Forest Products              45.9          57.4
Corporate/
Other Eliminations          (43.9)        (42.9)
-----------------------------------------------
 Total Operating
 Income                  $  142.2      $  135.7
===============================================


(1) Financial results for the production and sale of market pulp are included in the Newsprint & Directory Division and the Coated Paper Division. The Pulp Division is responsible for the marketing and distribution of the product.


                           Bowater 1998 Annual Report

Business and Financial Review


Newsprint & Directory Division
In July 1998, this Division added five new manufacturing sites with the acquisitions of Avenor and the South Korean newsprint mill. Net sales for the Division increased 53 percent during the year, from $886.8 million in 1997 to $1.4 billion in 1998, primarily as a result of adding the new sites, aided by slightly higher average prices for newsprint and coated groundwood paper, and offset by slightly lower average prices for market pulp and directory paper. See the previous discussion of product line results. Operating costs in 1998 increased from $856.8 million in 1997 to $1.3 billion, primarily as a result of adding the new sites. Operating income in 1998 increased 9 percent from $30.0 million in 1997 to $32.8 million, primarily as a result of increased shipments of newsprint and market pulp from the acquisitions, offset by a $119.6 million pre-tax charge to reduce the book value of assets at the Division's Millinocket, Maine, mill.

Coated Paper Division
Net sales increased by 3 percent in 1998 compared to 1997, from $458.4 million to $474.1 million, primarily the result of marginally higher average prices for newsprint and coated groundwood paper and offset by lower average prices for market pulp. See the previous discussion of product line results. Comparing the same periods, operating costs decreased slightly, while operating income increased 18 percent from $91.2 million to $107.4 million, primarily as a result of higher average coated paper prices.

Forest Products Division
This Division was formed in mid-1997. Financial results for 1997 have been restated on a pro forma basis for comparative purposes. Prior to 1997, the woodlands operations were part of the other Divisions. In July 1998, the Avenor acquisition added approximately 475,000 acres of freehold timberland, three sawmills and over 18 million acres of cutting rights in Canada.

In the third quarter of 1998, a white paper mill and two sawmills were sold along with 4.3 million acres of cutting rights. In the fourth quarter of 1998, the Division entered into contracts to sell approximately 1.6 million acres of land and a sawmill in Maine for approximately $370.0 million. Net sales for the Division in 1998 increased 5 percent compared to 1997, from $139.8 million to $147.1 million. See the previous discussion of product line results. Comparing the same periods, operating costs increased primarily due to the inclusion of the Avenor operations. Operating income decreased 20 percent, from $57.4 million to $45.9 million, primarily due to lower sawmill profitability.

Corporate/Other Eliminations
Included in this category are general and administrative expenses, as well as market pulp sales from the Gold River pulp mill, which was permanently closed in February 1999. Losses on the sales of market pulp were partially offset by lower general and administrative expenses.

Interest and Other Income and Expenses: Interest expense increased 46 percent in 1998, from $67.5 million to $98.4 million, due to the increase in debt related to the Avenor acquisition. Interest income decreased from $21.6 million in 1997 to $17.5 million in 1998, due to a lower amount of average investment balances in 1998. The cash from the maturity of marketable securities was used to partially fund the acquisitions of Avenor and the South Korean newsprint mill.

During 1998, the company incurred pre-tax foreign exchange losses of $29.7 million compared with $2.1 million in 1997. This loss primarily relates to marking to market foreign exchange contracts that were acquired upon the acquisition of Avenor. Also in 1998, the company incurred a net pre-tax charge of $20.1 million related to currency options and forward contracts on the Canadian dollar and Korean won that were purchased to hedge a substantial portion of the acquisition price of Avenor and the South Korean newsprint mill. Both of these charges are included in "Other, net" in the Consolidated Statement of Operations along with a charge of $15.0 million for a reserve against a long-term note receivable.

In the first quarter of 1998, the company sold approximately 26,000 acres of timberlands resulting in a pre-tax gain of $21.1 million. In the fourth quarter of 1998, the company entered into contracts to sell 1.6 million acres of timberlands and a sawmill in Maine, for approximately $370.0 million. These sales are expected to close in the first quarter of 1999. In 1997, the company sold 1,000 acres of timberlands resulting in a pre-tax gain of $0.8 million.

The effective tax rate in 1997 was 37 percent. In 1998, the effective tax rate was much higher due to adjustments made to the tax provision to reflect the non-deductibility of certain charges and allowances for tax benefits not currently expected to be realized.

Fourth Quarter of 1998: Net income in the fourth quarter of 1998 was $25.9 million, or $0.45 per diluted share, on net sales of $639.2 million. This compares to net income in the fourth quarter of 1997 of $30.1 million, or $0.72 per diluted share, on net sales of $401.0 million.

Operating income for the fourth quarter of 1998 was $76.3 million, an increase of 23 percent compared to operating income for the fourth quarter of 1997 of $61.9 million. The increase in operating income was primarily due to the inclusion of Avenor and the South Korean


                           Bowater 1998 Annual Report
newsprint mill operations. Fourth quarter 1998 operating income was the highest since the second quarter of 1996. The company's fourth quarter average transaction price was 3 percent lower for newsprint and 2 percent lower for coated paper compared to the fourth quarter of 1997. The average transaction prices for market pulp and directory paper were also lower by 14 percent and 2 percent, respectively. Comparing the same periods, tonnage shipments for newsprint and market pulp significantly increased, reflecting the inclusion of the newly acquired operations, while the company's shipments for coated and directory papers decreased slightly. The company's cost of sales was higher in the fourth quarter of 1998, increasing 65 percent, again reflecting the inclusion of the newly acquired operations.

Liquidity and Capital Resources: 1998 Compared with 1997
The company's cash, cash equivalents and marketable securities balance at year-end 1998 was $59.5 million, a decrease of $346.0 million from $405.5 million at year-end 1997.

Cash and cash equivalents decreased to $58.3 million at year-end 1998, from $228.7 million at year-end 1997, a decrease of $170.4 million. The company generated $274.1 million of cash from operations while it used $408.0 million for investing activities and $36.5 million for financing activities. Aside from cash flow from operations, capital expenditures, and changes in investments and borrowings, the company had several other significant cash transactions since December 31, 1997. These transactions include: cash paid of $675.0 million for the purchase of Avenor; cash paid of $201.0 million for the purchase of the South Korean newsprint mill; the sale of the white paper mill and related assets (formerly owned by Avenor) with cash proceeds of $532.5 million; the sale of 26,000 acres of non-strategic timberlands with cash proceeds of $30.9 million; the purchase of currency options on the Canadian dollar for $22.7 million to hedge the company's acquisition of Avenor; cash of $27.9 million paid on the maturity of hedging contracts; cash of $24.3 million for quarterly dividend payments to the minority shareholder of Calhoun Newsprint Company (CNC); cash of $75.9 million for the tender offer of the 10.25% Debentures, and common stock purchases requiring cash of $98.1 million.

Cash from Operating Activities: The company generated cash of $274.1 million from operating activities in 1998, compared to $195.6 million in 1997. The increase of $78.5 million reflects the additional volumes of product sold as a result of the acquisitions, offset by $25.5 million of higher working capital needs.

Cash from Investing Activities: Cash used for investing activities in 1998 was $408.0 million versus a cash inflow of $72.7 million in 1997. Excluding the acquisition of Avenor and the South Korean newsprint mill, capital expenditures in 1998 totaled $223.2 million. This was significantly higher than the year ago spending of $99.6 million, primarily due to the modernization of the Calhoun, Tennessee, newsprint facility. The company anticipates capital spending of approximately $300.0 million in 1999, which includes approximately $140.0 million for the mill modernizations at Calhoun and East Millinocket, Maine. In July 1998, the company acquired Avenor and the South Korean newsprint mill, requiring total cash outflows of $876.0 million. During the third quarter, the company sold the white paper mill and related assets formerly owned by Avenor for $532.5 million. Earlier in the year, the company also sold 26,000 acres of non-strategic timberlands resulting in proceeds of $30.9 million. In 1998, the company realized a net cash flow of $175.5 million from the maturity of marketable securities compared to $168.6 million in 1997. Offsetting this was a cash outflow of $22.7 million for the purchase of currency options on the Canadian dollar to hedge the company's acquisition of Avenor and $27.9 million of cash paid upon the maturity of hedging contracts with a nominal value of $359.0 million, which were part of a $1.6 billion hedging program maintained by Avenor prior to the acquisition.

Several years ago, the company undertook an initiative to eliminate non-strategic assets, including non-strategic timberland tracts. Since 1995, the company has sold 148,000 acres of timberlands throughout the United States and Canada with gross proceeds totaling approximately $153.9 million. Currently, the company owns or leases 2.4 million acres of timberlands in the U.S. and Canada (after the pending 1999 timberlands sale transactions) and has timber cutting rights on an additional 14 million acres in Canada. Sales of non-strategic timberlands are processed through the company's Forest Products Division. This Division periodically reviews timberland holdings and makes decisions to sell certain non-strategic tracts.

Cash from Financing Activities: Cash flow used for financing activities was $36.5 million in 1998, $88.4 million lower than the amount spent in 1997. During 1998, the company borrowed $766.3 million, net of financing fees, from its $1.0 billion credit facility mainly to fund the acquisition of Avenor. During the year, the company repaid $560.0 million of the borrowing. On December 31, 1998, the amount outstanding


                           Bowater 1998 Annual Report

Business and Financial Review


on the credit facility totaled $210.0 million. Cash dividends in 1998 of $62.1 million were slightly higher than 1997. In November 1997, the company announced the adoption of a new stock repurchase program, authorizing it to repurchase up to 4.1 million shares of the company's outstanding common stock in the open market or in privately-negotiated transactions subject to normal trading restrictions. As of December 31, 1998, the company had purchased 2.6 million shares at a total cost of $107.7 million, of which 2.4 million shares were purchased at a cost of $98.1 million in 1998. As of March 1, 1999, an additional 622,700 shares were purchased at a cost of $24.8 million. In 1997, the company purchased a total of 1.6 million shares at a cost of $66.8 million. Cash received from the exercise of stock options in 1998 was $17.7 million lower than in 1997. Also in 1997, the company redeemed for cash the remaining 500,000 outstanding shares of LIBOR Preferred Stock at a cost of $25.0 million. The company continues to consider the most effective use of its cash to be for internal capital investments, share repurchases, investments to grow the company's primary product lines and additional debt reductions.

During 1998, the company repaid $91.1 million of its long-term borrowings versus $1.8 million in 1997. On December 18, 1998, Bowater Pulp and Paper Canada Inc. ("BPPCI") (formerly Avenor Inc.), a subsidiary of Bowater Incorporated, completed an offer to purchase its outstanding 10.25% Debentures due 2003. The company accepted for purchase approximately $65.0 million of the $72.0 million principal amount of Debentures previously outstanding, for an aggregate purchase price of $75.9 million ($1,169.31 per $1,000 principal amount, plus accrued interest). Additionally, BPPCI received the required number of consents of holders of the remaining outstanding Debentures to execute an amendment that eliminates a covenant that limited BPPCI's ability to pay cash dividends. BPPCI has executed a supplemental indenture effecting the elimination of this covenant. These actions will allow for more flexible management of cash across the entire Bowater organization.

In February 1999, the company redeemed for $26.6 million in cash all of the remaining outstanding shares (and related 1.06 million Depositary Shares) of its 8.40% Series C Cumulative Preferred Stock, par value $1 per share. The Series C Stock was redeemed for cash of $100.56 per share of Series C Stock ($25.14 per Depositary Share), which is equal to $100 per share of Series C Stock ($25.00 per Depositary Share) plus accrued and unpaid dividends to, but not including, February 8, 1999.

Also in February 1999, BPPCI redeemed for cash all of its outstanding 7.50% Convertible Unsecured Subordinated Debentures, due February 8, 2004 (originally issued in the aggregate principal amount of C$125,400,000). The company will benefit from the reduction of interest expense associated with the Debentures. Prior to redemption and at the option of each holder, each C$100 principal amount of the Debentures were convertible into either (1) 2.191 Exchangeable shares of Bowater Canada Inc. or (2) C$79.54 together with 1.0955 of the Exchangeable shares. As a result of the redemption and conversions immediately prior to the redemption, BPPCI paid $65.9 million in cash, and Bowater Canada Inc. issued 1.4 million Exchangeable shares.

Acquisitions/Dispositions

On July 15, 1998, the company completed the acquisition of a Korean newsprint mill, which is located on the southwest coast of South Korea. Using its existing cash reserves, the company purchased the production assets of the mill for $201.0 million and prepaid the majority of the current accounts payable for $22.0 million as required by the court in the seller's bankruptcy proceedings. Upon acquisition, the South Korean newsprint mill was free and clear of all indebtedness.

On July 24, 1998, the company completed the acquisition of Avenor. The purchase price, including assumed debt totaled $2.37 billion (C$3.54 billion) or $23.46 (C$35.00) per Avenor common share. The company utilized approximately $168.0 million of its existing cash reserves and approximately $625.0 million of its new $1.0 billion credit facility to fund the cash portion of the transaction. In addition, the company issued 12.3 million common shares, and its indirect wholly-owned subsidiary, Bowater Canada Inc., issued 3.8 million Exchangeable shares to fund the equity portion of the transaction. Exchangeable shares are exchangeable on a one-for-one basis for Bowater Incorporated common stock.

On September 30, 1998, the company sold the white paper mill and related assets in Dryden, Ontario, which were acquired as part of the acquisition of Avenor. A substantial portion of the proceeds of $532.5 million was used to repay the company's borrowings under the $1.0 billion credit facility.

With the completion of the acquisitions, the white paper mill disposition and the permanent closure of the Gold River pulp mill (see the following page), the company consists of 10 pulp and paper mills in the United States, Canada and South Korea. These operations are currently supported by 2.4 million acres of timberlands (after the pending 1999 timberlands sale transactions) owned or leased in the United States and Canada


                           Bowater 1998 Annual Report
and 14 million acres of Crown-owned land in Canada on which the company has cutting rights. The company has doubled its annual newsprint and groundwood papermaking capacity and is now the second largest newsprint producer in the world and the sixth largest market pulp producer in North America.

Great Northern Paper
In October 1998, the company reported that it would proceed with its previously announced $220.0 million modernization program for Great Northern Paper at its East Millinocket, Maine, pulp and paper mill complex. Earlier, the company reported that it had received unsolicited offers to buy its Great Northern Paper assets in Maine. However, after thoroughly reviewing the proposals following completion of its Avenor acquisition, the company concluded that its investment plans for the East Millinocket facility will bring the most value to the company and its shareholders. The Millinocket mill, however, remains available for sale. In the third quarter of 1998, the company recorded an impairment charge of $119.6 million to write down the book value of the Millinocket mill.

Also in October, the company announced that it would pursue timber monetization opportunities for a substantial amount of its acreage in Maine. Subsequently, the company announced the sale of approximately 1.6 million acres of its Maine timberlands and the Pinkham Lumber company sawmill for an aggregate purchase price of approximately $370.0 million. As part of these sale transactions, the company and the prospective buyers will enter into agreements to supply the company's Great Northern Paper papermaking operations with wood fiber from the purchased timberlands. The company plans to use the proceeds for the reduction of debt, repurchase of common shares and other strategic purposes. The company expects to close these transactions in the first quarter of 1999.

Gold River Mill Closure
In October 1998, the company announced that its Gold River pulp mill in British Columbia, which had been shut down due to market conditions since August 1998, would be permanently closed effective February 16, 1999. The costs associated with closing this facility ($40.0 million after-tax), which was acquired as part of the Avenor acquisition, were recorded as an adjustment to the cost of the acquisition by increasing goodwill.

Environmental Items
The company is subject to a variety of federal, state and provincial environmental laws and regulations in the jurisdictions in which it operates. The company believes its operations are currently in substantial compliance with applicable environmental laws and regulations.

In April 1998, the U.S. Environmental Protection Agency (EPA) promulgated new air and water quality regulations for the paper industry. These regulations, known as the "Cluster Rule," are aimed at further reductions of pollutants. These new regulations will require capital expenditures at the Calhoun, Tennessee, Catawba, South Carolina, and Millinocket, Maine, facilities. The compliance period begins in April 1999 and extends to April 2006. The company anticipates spending approximately $120.0 to $150.0 million during this period to comply with both the new effluent guidelines and the new air quality standards, with a majority of the capital to be spent at the Catawba, South Carolina, facility. Engineering studies are currently under way to further define the capital requirements and timing of these investments. As part of these studies, the company is evaluating an alternative that would modernize a portion of the kraft pulp mill at Catawba, which was built in 1954. In addition to allowing the company to comply with the new air and water standards, this project would also improve the quality of all products as well as operating efficiencies. This alternative would delay any significant capital spending for environmental compliance until 2002 and generate an attractive financial return on the incremental spending over what would be required just for compliance purposes. The current estimate for this alternative is approximately $200.0 million of which $100.0 million (included in the estimate of $120.0 to $150.0 million) would have been spent to meet the new air and water standards at this mill site.

Other than the aforementioned issues, the company anticipates spending approximately $15.0 million to $20.0 million of capital per year for all its facilities for the foreseeable future to maintain compliance with existing environmental regulations. While it is difficult to predict with certainty the nature of future environmental regulations, the company believes that it will not be at a competitive disadvantage in meeting future U.S., Canadian or Korean standards.

The company is not involved in any proceeding under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that it believes will result in liabilities that will have a material adverse effect on the company's future cash flow, financial condition or results of operations.

Year 2000 Compliance
Since 1990, the company has reengineered its major internally developed software programs. During this effort, the company examined potential problems arising from the inability of certain application software programs to recognize the year 2000. The company has separated its compliance analysis into three categories.

The first category is business systems. A formal review of all internally developed software was completed in 1997 and systemwide testing was successfully completed during 1998. No major problems were encountered. In July 1998, the company acquired new operations. To achieve business synergies and year


                           Bowater 1998 Annual Report

Business and Financial Review


2000 compliance, the new operations' order fulfillment, order tracking and invoicing processes were migrated to the company's internally developed software programs. In addition, all major third-party licensed application software programs have been reviewed and are either compliant or the licenser has released a compliant version to which the company will migrate by mid-year 1999. The costs associated with these business systems projects are currently estimated to be $4.0 million. As of December 31, 1998, approximately $2.0 million has been spent. The readiness percentage for items in this category is approximately 90 percent as of March 1, 1999.

The second category includes manufacturing process control, manufacturing equipment and systems, safety, environmental and other non-traditional information systems areas. The company currently estimates costs associated with this category to be $5.0 million. As of December 31, 1998, approximately $2.0 million has been spent. The readiness percentage for this category is approximately 84 percent as of March 1, 1999.

The third category is the company's business partners, customers and suppliers. Testing with e-commerce customers is under way. Briefings have been conducted for a number of customers at both mill and customer sites. The company has identified 665 critical suppliers and is actively assessing their year 2000 readiness. As of March 1, 1999, approximately 83 percent of the critical suppliers have responded.

The cost estimates to complete the company's year 2000 projects do not include any internal costs incurred such as payroll costs for the company's information systems group. Although these costs are not separately tracked, the company has devoted a substantial amount of its internal resources to complete these projects.

The company plans to complete all of its major year 2000 compliance work by mid-year 1999 with the exception of two paper machines that are currently expected to become compliant in September 1999 coincident with scheduled maintenance shutdowns. In the event any aspect of the year 2000 program proves to be ineffective in resolving year 2000 compliance issues, the company is developing a contingency plan covering all significant business functions and sites. The company currently expects to complete this plan in October 1999.

The company's year 2000 compliance projects were designed and implemented to prevent an interruption of normal business activities or operations due to a system's inability to recognize the year 2000. Despite these efforts, if a material year 2000 problem does occur internally or with any of the company's significant suppliers or vendors who cannot be replaced, it could materially adversely affect the company's results of operations, liquidity or financial condition.

The following is a cautionary statement for the purposes of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The company is including this statement to take advantage of these provisions for forward looking statements regarding its year 2000 compliance. In its disclosure, the company stated estimated completion dates and costs to complete the project based on assumptions it believes to be reasonable. These estimates and assumptions almost always vary from actual results and the difference between the estimate and the actual result may be material, depending on the circumstances. Although made in good faith, there can be no assurance that the estimates and assumptions will be the actual result achieved or accomplished. Factors that could cause results to differ materially from those expressed in the forward looking statements include (but are not limited to), the ability to verify year 2000 compliance by third parties including suppliers, the ability to locate and correct all relevant computer code and the ability to identify all areas of year 2000 risks.

Adoption of Accounting Standards
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires a public company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The company is required to adopt this standard in the first quarter of 2000. The company has not yet assessed the impact this standard will have on its financial condition or results of operations at the time of adoption; however, the impact will ultimately depend on the amount and type of derivative instruments held at the time of adoption.

Historical Reference: Overview
In 1996, the company operated through three Divisions: the Newsprint, Coated Paper and Pulp and Great Northern Paper Divisions. In 1997, the Great Northern Paper Division was combined with the Newsprint Division and the Forest Products Division was formed. Due to the impracticality of restating and re-analyzing these Divisions on a comparable basis, results of operations for 1997 compared with 1996 are discussed below on a product line basis only.


                           Bowater 1998 Annual Report

Results of Operations: 1997 Compared with 1996
The company's operating income was $135.7 million in 1997 on net sales of $1.5 billion, compared to $301.2 million on net sales of $1.7 billion in 1996. Annual average transaction prices for all of the company's products, except market pulp and lumber, were lower in 1997. These lower selling prices accounted for the majority of the operating income decline. Net income for 1997 was $53.7 million, compared to $200.2 million in 1996.

Product Line Information: In general, the company's products are globally traded commodities. Pricing and the level of shipments of these products will continue to be influenced by the balance between supply and demand as affected by global economic conditions, changes in consumption and capacity, the level of customer and producer inventories and fluctuations in exchange rates.

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

Newsprint
In contrast to 1996, conditions in the newsprint market improved throughout 1997. In 1996, newsprint consumption declined as high prices in 1995 caused many newspaper and commercial printers to reduce usage. Lower demand caused prices to decline and producer inventories to increase during 1996. By the end of the year, consumption began to increase, causing a recovery in the newsprint market. This recovery continued throughout 1997 as consumption of newsprint by U.S. daily newspapers and total U.S. newsprint consumption increased compared to 1996. North American newsprint producer inventory levels decreased, while U.S. daily newspapers' newsprint inventory increased slightly at the end of the comparable periods. The newsprint export market experienced a similar recovery. These improved market conditions enabled the company to increase prices in 1997. In March, the company announced a $75 per metric ton domestic price increase, and in October, it announced a $35 per metric ton domestic price increase. The company realized slightly less than the anticipated increases from these announcements. Although the company's average transaction price was 16 percent lower in 1997 compared to 1996, improved market conditions in 1997 led to quarterly average transaction price increases in the second, third and fourth quarters. Shipments were slightly higher comparing 1997 to 1996, while the company's newsprint inventory at the end of 1997 was at its lowest level in the company's history. In January 1998, the company announced a $40 per metric ton domestic price increase effective April 1.

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

Market Pulp
The pulp market showed signs of improvement in 1997 in comparison to the conditions and pricing that existed in 1996. In 1997, NORSCAN (United States, Canada, Finland, Norway and Sweden) softwood


                           Bowater 1998 Annual Report

Business and Financial Review


market pulp shipments increased compared to 1996, while NORSCAN inventory levels decreased at the end of the comparable periods. Beginning in the second quarter of 1997, the company's average transaction price began to improve, and for the full year, it was $34 per metric ton, or 8 percent higher compared to the average transaction price for 1996. Shipments increased 4 percent over 1996 levels. Late in the fourth quarter of 1997, the devaluation of Asian currencies negatively affected pulp pricing, particularly in the export market. The company's market pulp transaction prices and shipments were not materially affected.

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

Cost of Sales and Other Income and Expenses: Cost of sales decreased 4 percent in 1997 compared to 1996. This decrease was due to the absence of costs relating to Star Forms (the company's communication papers business, which was sold in November 1996), partially offset by higher costs due to increased shipments in 1997.

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

In 1997, the company sold 1,000 acres of timberlands, resulting in a pre-tax gain of $0.8 million. In 1996, the company sold 121,000 acres of timberlands, resulting in a pre-tax gain of $81.0 million, and sold Star Forms, resulting in a gain of $17.0 million. The company did not incur any extraordinary charges in 1997. In 1996, the extraordinary charge of $3.9 million, net of taxes of $2.2 million, represented the fees and expenses incurred to retire long-term debt.

Liquidity and Capital Resources: 1997 Compared with 1996
The company's cash, cash equivalents and marketable securities balance at year-end 1997 was $405.5 million, a decrease of $25.2 million from $430.7 million at year-end 1996.

Cash and cash equivalents increased to $228.7 million at year-end 1997, from $85.3 million at year-end 1996, an increase of $143.4 million. The company generated $195.6 million of cash from operations and $72.7 million from investing activities, while it used $124.9 million of cash for financing activities. Significant transactions for the year included: the maturity of $168.6 million of marketable securities, the purchase of 1.6 million shares of the company's common stock at a cost of $66.8 million, the redemption of the remaining 500,000 shares of LIBOR Series A (LIBOR) Preferred Stock for $25.0 million and the payment of cash dividends of $21.2 million to the minority shareholder of Calhoun Newsprint Company (CNC).

Cash from Operating Activities: The company's operations generated $195.6 million of cash in 1997, $140.6 million less than the cash generated from operations in 1996. This decrease was largely the result of lower operating income of $165.5 million due to lower selling prices for most of the company's products. Working capital changes, excluding taxes, were unfavorable by $114.1 million. Tax payments in 1997 were $135.7 million lower than in 1996, due to the lower level of income in 1997. In addition, 1996 tax payments included payments for the company's 1995 liability, which it was able to defer for one year.

Cash from Investing Activities: Cash inflow from investing activities in 1997 was $72.7 million versus a cash outflow of $271.7 million in 1996. Capital expenditures in 1997 totaled $99.6 million, slightly less than the $106.9 million spent in 1996. Pre-tax cash proceeds from the disposal of fixed assets, timber


                           Bowater 1998 Annual Report
and timberlands totaled $3.7 million in 1997 versus $126.7 million in 1996.
In 1996, the company sold 121,000 acres of timberlands for $122.0 million. Also in 1996, the company sold Star Forms resulting in net cash proceeds of $53.9 million. In 1997, the company realized $168.6 million from net maturities of marketable securities, while in 1996, it made net investments of $345.4 million.

Several years ago, the company undertook an initiative to eliminate non-strategic assets, including non-strategic timberland tracts. Since 1993, the company has sold 434,000 acres of timberlands throughout the United States and Canada. This includes the sale of 19,000 acres in January 1998 with gross proceeds of approximately $30.0 million. As of December 31, 1997, the company owned and leased a total of 3.5 million acres of timberlands. Sales of non-strategic timberlands are processed through the company's Forest Products Division.

In September 1997, the company announced its plan to invest approximately $180.0 million over the next two years to modernize its Calhoun, Tennessee, newsprint facility. The plan calls for a new thermomechanical pulp facility, an upgraded woodyard and conversion of an idle recovery boiler. In addition to reducing operating costs, these changes will have a positive environmental impact by burning a variety of waste products that would otherwise be sent to landfills.

In January 1998, the company announced its plan to invest approximately $220.0 million to modernize its East Millinocket, Maine, pulp and paper mill. The plan encompasses a new thermomechanical pulp mill facility, modernization of two paper machines, which produce newsprint and directory paper, and other improvements to the site's energy and electrical systems. Although the project will not increase the company's papermaking capacity, it is expected to reduce operating costs and improve productivity. Construction is anticipated to begin in early 1999 and take up to two years to complete. The company also announced its intention to seek a buyer for its Millinocket, Maine, paper mill, which includes four paper machines and related assets. This facility no longer meets the company's long-term objectives.

The company anticipates capital spending of approximately $250.0 million in 1998, which includes approximately $100.0 million for the Calhoun modernization.

In 1998, the company completed negotiations for the acquisitions of Avenor Inc., an international forest products company, and a South Korean newsprint mill owned by Halla Pulp & Paper Co. Ltd. The acquisition of these operations is discussed in this document under the heading "Acquisitions/Dispositions."

CASH FROM FINANCING ACTIVITIES: Cash flow used for financing activities was $124.9 million in 1997, $118.9 million lower than the amount spent in 1996. In 1997, the company's cash dividends were $12.9 million lower due to reduced dividend payments to the minority shareholder of CNC. The company also paid lower preferred stock dividends due to the conversion of the company's 7 percent PRIDES Series B Convertible Preferred Stock ("PRIDES") into common stock and the redemption of the company's remaining shares of LIBOR Preferred Stock. In 1997, the company used $1.8 million for current payments on long-term debt obligations, while in 1996 it used $63.5 million to repurchase and extinguish outstanding debt in addition to normal long-term debt payments. Common stock repurchases were also lower in 1997 by $32.0 million, while the company received an additional $12.2 million from the exercise of stock options in 1997 compared to 1996.

In January 1997, the company converted all of its PRIDES, resulting in the issuance of 4,012,765 common shares, which was reflected in the Consolidated Balance Sheet on December 31, 1996.

In February 1997, the company completed the repurchase of approximately 10 percent of its outstanding common stock, purchasing 4,000,000 shares at a cost of $156.0 million, as part of a previously announced stock repurchase program. During January and February 1997, the company purchased 1,400,000 common shares at a cost of $57.2 million. In November 1997, the company announced a new stock repurchase program, authorizing it to purchase up to 10 percent of the company's outstanding common stock in the open market, subject to normal trading restrictions. In December 1997, the company purchased 220,000 shares under the new program at a total cost of $9.6 million.

In May 1997, the company redeemed for $25.0 million the remaining 500,000 outstanding shares of LIBOR Preferred Stock at its par value of $50 per share, plus accrued and unpaid dividends.

In January 1998, the Board of Directors of CNC declared a $31.4 million dividend. As a result, $15.4 million was paid to the minority shareholder of CNC in February 1998.


                           Bowater 1998 Annual Report

CONSOLIDATED STATEMENT OF OPERATIONS

----------------------------------------------------------------------------------------------------------------
  (In millions, except per-share amounts)
  Years ended December 31,                                                  1998          1997            1996
================================================================================================================
Sales                                                                   $ 2,142.7      $ 1,598.9       $ 1,839.2
Distribution costs                                                          147.7          114.4           120.9
----------------------------------------------------------------------------------------------------------------
    Net sales                                                             1,995.0        1,484.5         1,718.3
Cost of sales                                                             1,422.2        1,106.8         1,149.6
Depreciation, amortization and cost of timber harvested                     229.6          169.8           174.4
Impairment of assets                                                        119.6             --              --
----------------------------------------------------------------------------------------------------------------
    Gross profit                                                            223.6          207.9           394.3
Selling and administrative expense                                           81.4           72.2            93.1
----------------------------------------------------------------------------------------------------------------
    Operating income                                                        142.2          135.7           301.2
Other expense (income):
    Interest income                                                         (17.5)         (21.6)          (21.1)
    Interest expense, net of capitalized interest                            98.4           67.5            71.3
    Gain on sale of timberlands                                             (21.1)          (0.8)          (81.0)
    Other, net                                                               65.6            1.1           (21.2)
----------------------------------------------------------------------------------------------------------------
    Income before income taxes, minority interests
      and extraordinary charge                                               16.8           89.5           353.2
Provision for income tax expense                                             27.1           33.1           124.4
Minority interests in net income of subsidiaries                              8.2            2.7            24.7
----------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary charge                                   (18.5)          53.7           204.1
Extraordinary charge from early extinguishment of debt,
  net of income tax benefit of $2.2 in 1996                                    --             --            (3.9)
----------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                       (18.5)          53.7           200.2
----------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax:
    Foreign currency translation adjustments                                 (4.1)          (2.5)           (0.3)
    Minimum pension liability adjustments, net of taxes of
      $6.0, $0.4 and $(0.7), respectively                                    (9.3)          (0.6)            1.0
----------------------------------------------------------------------------------------------------------------
    Comprehensive income (loss)                                         $   (31.9)     $    50.6       $   200.9
================================================================================================================
Earnings per share:
Basic earnings per common share:
    Income (loss) before extraordinary charge                           $   (0.44)     $    1.26       $    5.07
    Extraordinary charge                                                       --             --           (0.10)
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       $   (0.44)     $    1.26       $    4.97
----------------------------------------------------------------------------------------------------------------
Average common shares outstanding                                            47.6           40.3            37.7
----------------------------------------------------------------------------------------------------------------
Diluted earnings per common share:
    Income (loss) before extraordinary charge                           $   (0.44)     $    1.25       $    4.64
    Extraordinary charge                                                       --             --           (0.09)
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       $   (0.44)     $    1.25       $    4.55
----------------------------------------------------------------------------------------------------------------
Average common and common equivalent shares outstanding                      47.6           40.8            42.9
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                           Bowater 1998 Annual Report

CONSOLIDATED BALANCE SHEET


---------------------------------------------------------------------------------------------------------------
  (In millions, except share amounts)
  At December 31,                                                                         1998          1997
===============================================================================================================
Assets
Current assets:
  Cash and cash equivalents                                                             $   58.3       $  228.7
  Marketable securities                                                                      1.2          176.8
  Accounts receivable, net                                                                 372.4          190.6
  Inventories                                                                              186.3          105.5
  Other current assets                                                                      77.2           16.8
---------------------------------------------------------------------------------------------------------------
    Total current assets                                                                   695.4          718.4
---------------------------------------------------------------------------------------------------------------
Timber and timberlands                                                                     472.8          394.0
Fixed assets, net                                                                        2,885.2        1,554.5
Goodwill                                                                                   921.7             --
Other assets                                                                               116.3           78.9
---------------------------------------------------------------------------------------------------------------
    Total assets                                                                        $5,091.4       $2,745.8
===============================================================================================================
Liabilities and shareholders' equity
Current liabilities:
  Current installments of long-term debt                                                $   86.2       $    1.8
  Revolver credit                                                                          210.0             --
  Accounts payable and accrued liabilities                                                 464.4          168.3
  Income taxes payable                                                                        --           15.9
  Dividends payable                                                                         11.9            8.7
---------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                              772.5          194.7
---------------------------------------------------------------------------------------------------------------
Long-term debt, net of current installments                                              1,534.6          757.1
Other long-term liabilities                                                                356.3          169.5
Deferred income taxes                                                                      522.2          345.1
Minority interests in subsidiaries                                                         128.8          125.2
Commitments and contingencies (See note 15)                                                   --             --
Shareholders' equity:
  Cumulative preferred stock, $1 par value. Issued, 8.40% Series C, 264,318 shares
    (liquidation value $26.4)                                                               25.5           25.5
  Common stock, $1 par value. Authorized 100,000,000 shares; issued 58,981,998
    and 44,927,890 shares at December 31, 1998 and 1997, respectively                       59.0           44.9
  Exchangeable shares, no par value. Unlimited shares authorized; outstanding
    and held by non-affiliates, 2,270,525 at December 31, 1998                             110.8             --
  Additional paid-in capital                                                             1,230.2          563.1
  Retained earnings                                                                        657.4          717.0
  Accumulated other comprehensive income (loss)                                            (28.9)         (15.5)
  Loan to ESOT                                                                              (2.6)          (4.5)
  Treasury stock at cost, 7,046,397 and 4,606,785 shares at December 31, 1998
    and 1997, respectively                                                                (274.4)        (176.3)
---------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                           1,777.0        1,154.2
---------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                          $5,091.4       $2,745.8
===============================================================================================================

  See accompanying notes to consolidated financial statements.


                           Bowater 1998 Annual Report

CONSOLIDATED STATEMENT OF CAPITAL ACCOUNTS

-----------------------------------------------------------------------------------------------------------------
                                                                                                        Series B
                                                                                          LIBOR       Convertible
                                                                                        Preferred      Preferred
(In millions, except per-share amounts)                                                   Stock          Stock
=================================================================================================================
Balance at December 31, 1995                                                            $   49.6       $  111.3
Net income                                                                                    --             --
Dividends on:
  Common ($0.80 per share)                                                                    --             --
  LIBOR ($2.42 per share)                                                                     --             --
  Series B ($6.58 per share)                                                                  --             --
  Series C ($8.40 per share)                                                                  --             --
Increase in stated value of LIBOR preferred stock                                            0.1             --
Reduction in loan to ESOT                                                                     --             --
Foreign currency translation                                                                  --             --
Stock options exercised                                                                       --             --
Tax benefit on exercise of stock options                                                      --             --
Partial redemption of LIBOR preferred stock                                                (25.0)            --
Conversion of Series B preferred into common stock                                            --         (111.3)
Pension plan additional minimum liability, net of taxes of $0.7                               --             --
Purchase of common stock                                                                      --             --
Use of treasury stock                                                                         --             --
===============================================================================================================
Balance at December 31, 1996                                                            $   24.7       $     --
Net income                                                                                    --             --
Dividends on:
  Common ($0.80 per share)                                                                    --             --
  LIBOR ($0.79 per share)                                                                     --             --
  Series C ($8.40 per share)                                                                  --             --
Increase in stated value of LIBOR preferred stock                                            0.3             --
Reduction in loan to ESOT                                                                     --             --
Foreign currency translation                                                                  --             --
Stock options exercised                                                                       --             --
Tax benefit on exercise of stock options                                                      --             --
Redemption of LIBOR preferred stock                                                        (25.0)            --
Pension plan additional minimum liability, net of tax benefit of $0.4                         --             --
Purchase of common stock                                                                      --             --
===============================================================================================================
Balance at December 31, 1997                                                            $     --       $     --
Net loss                                                                                      --             --
New issuance of stock                                                                         --             --
Retraction of Exchangeable shares                                                             --             --
Debt conversions to Exchangeable shares                                                       --             --
Dividends on:
  Common ($0.80 per share)                                                                    --             --
  Series C ($8.40 per share)                                                                  --             --
Reduction in loan to ESOT                                                                     --             --
Foreign currency translation                                                                  --             --
Stock options exercised                                                                       --             --
Tax benefit on exercise of stock options                                                      --             --
Pension plan additional minimum liability, net of tax benefit of $6.0                         --             --
Purchase of common stock                                                                      --             --
===============================================================================================================
Balance at December 31, 1998                                                            $     --       $     --
===============================================================================================================

  See accompanying notes to consolidated financial statements.


                           Bowater 1998 Annual Report

CONSOLIDATED STATEMENT OF CAPITAL ACCOUNTS

--------------------------------------------------------------------------------------------------------------------------
  Series C                                                                       Accumulated
Cumulative                                     Additional                           Other
Preferred       Common       Exchangeable        Paid-in            Retained     Comprehensive      Loan to      Treasury
  Stock         Stock          Shares            Capital            Earnings     Income (Loss)        ESOT         Stock
==========================================================================================================================
$   25.5       $   39.5       $     --         $  410.0          $  541.2         $  (13.1)       $   (8.0)      $  (10.9)
      --             --             --               --             200.2               --              --             --

      --             --             --               --             (30.1)              --              --             --
      --             --             --               --              (2.5)              --              --             --
      --             --             --               --              (8.1)              --              --             --
      --             --             --               --              (2.2)              --              --             --
      --             --             --               --              (0.1)              --              --             --
      --             --             --               --                --               --             1.7             --
      --             --             --               --                --             (0.3)             --             --
      --            0.5             --             11.8                --               --              --             --
      --             --             --              2.4                --               --              --             --
      --             --             --               --                --               --              --             --
      --            4.0                           107.3                --               --              --             --
      --             --             --               --                --              1.0              --             --
      --             --             --               --                --               --              --          (98.8)
      --             --             --              0.1                --               --              --            0.2
=========================================================================================================================
$   25.5       $   44.0       $     --         $  531.6          $  698.4         $  (12.4)       $   (6.3)      $ (109.5)
      --             --             --               --              53.7               --              --             --

      --             --             --               --             (32.2)              --              --             --
      --             --             --               --              (0.4)              --              --             --
      --             --             --               --              (2.2)              --              --             --
      --             --             --               --              (0.3)              --              --             --
      --             --             --               --                --               --             1.8             --
      --             --             --               --                --             (2.5)             --             --
      --            0.9             --             23.6                --               --              --             --
      --             --             --              7.9                --               --              --             --
      --             --             --               --                --               --              --             --
      --             --             --               --                --             (0.6)             --             --
      --             --             --               --                --               --              --          (66.8)
=========================================================================================================================
$   25.5       $   44.9       $     --         $  563.1          $  717.0         $  (15.5)       $   (4.5)      $ (176.3)
      --             --             --               --             (18.5)              --              --             --
      --           12.3          183.6            586.4                --               --              --             --
      --            1.5          (73.1)            71.6                --               --              --             --
      --             --            0.3               --                --               --              --             --

      --             --             --               --             (38.9)              --              --             --
      --             --             --               --              (2.2)              --              --             --
      --             --             --               --                --               --             1.9             --
      --             --             --               --                --             (4.1)             --             --
      --            0.3             --              6.5                --               --              --             --
      --             --             --              2.6                --               --              --             --
      --             --             --               --                --             (9.3)             --             --
      --             --             --               --                --               --              --          (98.1)
=========================================================================================================================
$   25.5       $   59.0       $  110.8         $1,230.2          $  657.4         $  (28.9)       $   (2.6)      $ (274.4)
==========================================================================================================================

                           Bowater 1998 Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------------------------
(In millions)
Years ended December 31,                                                                     1998            1997        1996
==============================================================================================================================
Cash flows from operating activities:
Net income (loss)                                                                          $(18.5)          $ 53.7      $200.2
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation, amortization and cost of timber harvested                                   229.6            169.8       174.4
  Deferred income taxes                                                                     (33.3)            (3.3)       36.9
  Minority interests in net income of subsidiaries                                            8.2              2.7        24.7
  Gain on sale of timberlands                                                               (21.1)            (0.8)      (81.0)
  Gain on sale of Star Forms                                                                   --               --       (17.0)
  Write-down of assets due to impairment                                                    119.6               --          --
  Write-down of option contracts                                                             22.7               --          --
  Reserve for long-term note receivable                                                      15.0               --          --
  Extraordinary charge, net of taxes                                                           --               --         3.9
  Changes in working capital:
    Accounts receivable, net                                                                  5.2             (4.9)       39.9
    Inventories                                                                              13.8             18.2        13.9
    Accounts payable and accrued liabilities                                                (39.9)           (42.7)       30.9
    Income taxes payable                                                                    (27.9)             6.1       (78.6)
  Other, net                                                                                  0.7             (3.2)      (12.0)
------------------------------------------------------------------------------------------------------------------------------
    Net cash from operating activities                                                      274.1            195.6       336.2
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisition of Avenor, net of cash acquired of $118.0                                    (675.0)              --          --
  Acquisition of South Korean newsprint mill                                               (201.0)              --          --
  Cash invested in fixed assets, timber and timberlands                                    (223.2)           (99.6)     (106.9)
  Disposition of fixed assets, timber and timberlands                                        33.8              3.7       126.7
  Disposition of Dryden white paper mill                                                    532.5               --          --
  Disposition of Star Forms                                                                    --               --        53.9
  Cash invested in option contracts                                                         (22.7)              --          --
  Cash paid on maturity of hedging contracts                                                (27.9)              --          --
  Cash invested in marketable securities                                                    (41.9)          (291.0)     (797.7)
  Cash from maturity of marketable securities                                               217.4            459.6       452.3
------------------------------------------------------------------------------------------------------------------------------
    Net cash from (used for) investing activities                                          (408.0)            72.7      (271.7)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Cash dividends, including minority interests                                              (62.1)           (57.6)      (70.5)
  Purchase of common stock                                                                  (98.1)           (66.8)      (98.8)
  Short-term financing                                                                      766.3               --          --
  Short-term financing repayments                                                          (560.0)              --          --
  Purchases/payments of long-term debt                                                      (91.1)            (1.8)      (63.5)
  Stock options exercised                                                                     6.8             24.5        12.3
  Redemption of LIBOR preferred stock                                                          --            (25.0)      (25.0)
  Other                                                                                       1.7              1.8         1.7
------------------------------------------------------------------------------------------------------------------------------
    Net cash used for financing activities                                                  (36.5)          (124.9)     (243.8)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                       (170.4)           143.4      (179.3)
Cash and cash equivalents:
  Beginning of year                                                                         228.7             85.3       264.6
------------------------------------------------------------------------------------------------------------------------------
  End of year                                                                              $ 58.3           $228.7      $ 85.3
==============================================================================================================================
Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest, net of capitalized interest                                                    $(82.1)          $(66.5)     $(72.6)
  Income taxes                                                                             $(63.2)          $(30.3)     $(166.0)
-------------------------------------------------------------------------------------------------------------------------------


  See accompanying notes to consolidated financial statements.

                           Bowater 1998 Annual Report

Notes to Consolidated Financial Statements

1     Summary of Significant Accounting Policies

      BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Bowater Incorporated and Subsidiaries (the company). These financial statements are expressed in U.S. dollars except where noted, and have been prepared in accordance with accounting principles generally accepted in the United States. All consolidated subsidiaries are wholly owned with the exception of the following:

------------------------------------------------------------
                                                   Percent
                                                  Ownership
-----------------------------------------------------------
  Avenor Maritimes Inc.                              67
  Calhoun Newsprint Company (CNC)                    51
  Bowater Mersey Paper Company, Ltd. (Mersey)        51
-----------------------------------------------------------

All significant intercompany transactions and balances have been eliminated.

The company also has a 40 percent interest in an unconsolidated subsidiary, Ponderay Newsprint Company, which is accounted for using the equity method.

CASH EQUIVALENTS

Cash equivalents generally consist of direct obligations of the United States and Canadian governments and their agencies, investment-grade commercial paper, auction-rate preferred stock, tax-exempt municipal bonds and other short-term investment-grade securities with original maturities of three months or less. These investments are stated at cost, which approximates market value.

MARKETABLE SECURITIES

Marketable securities generally consist of direct obligations of the United States and Canadian governments and their agencies, investment-grade commercial paper, auction-rate preferred stock, tax-exempt municipal bonds and other short-term investment-grade securities with original maturities of greater than three months but less than one year. These investments are considered to be held-to-maturity securities and are therefore stated at cost which approximates market value.

DERIVATIVE FINANCIAL INSTRUMENTS

The company manages certain foreign currency risks and interest rate risks through the use of derivative financial instruments, which may include forward exchange contracts, currency options and interest rate swaps. For derivative instruments designated as hedges and having a high correlation with the underlying exposures, gains and losses from changes in derivative fair values are deferred. Gains or losses upon settlement of derivative positions when the underlying transaction occurs are recognized in the Consolidated Statement of Operations. For derivative instruments lacking high correlation characteristics necessary to qualify as hedges, gains and losses from changes in derivative fair values are recognized in the Consolidated Statement of Operations upon remeasurement at the close of each reporting period. Amounts receivable or payable from derivative financial instruments would be reported as "Other assets," or "Accounts payable and accrued liabilities" and "Other long-term liabilities" in the Consolidated Balance Sheet. The company's derivatives have various terms, none of which exceeds three years. The company does not use derivatives for trading purposes.

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

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

The company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.


                           Bowater 1998 Annual Report

Notes to Consolidated Financial Statements

GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 40 years, which is the expected period to be benefited. The company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the company's average cost of funds.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Operations in the period that includes the enactment date. The company has not provided income taxes on the undistributed earnings of certain of its subsidiaries, as it has specific plans for reinvestment of such earnings.

FOREIGN OPERATIONS

Financial statements of the majority of the company's Canadian and South Korean operations are prepared using the U.S. dollar as its functional currency. Gains and losses from non-U.S. dollar foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are reported in the Consolidated Statement of Operations.

Translation of other foreign operations to U.S. dollars occurs using the current exchange rate for balance sheet accounts and an average exchange rate for results of operations. Translation gains or losses are recognized as a component of equity in "Accumulated other comprehensive income (loss)."

STOCK OPTIONS

The company records stock option compensation on an intrinsic value basis in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The company also provides pro forma disclosures of stock option compensation recorded on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

PENSION, SAVINGS AND OTHER POSTRETIREMENT PLANS

On January 1, 1998, the company adopted SFAS No. 132, "Employers' Disclosure about Pension and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the method of accounting for such plans.

The company has contributory and noncontributory pension plans that cover substantially all employees. The company's cash contributions to the plans are sufficient to provide pension benefits to participants and meet the funding requirements of ERISA. The company also sponsors defined benefit health care and life insurance plans for substantially all retirees. Net periodic costs are recognized as employees render the services necessary to earn postretirement benefits.

In addition to the pension plans, the company sponsors savings plans for substantially all employees. Contributions by the company to these defined contribution plans are expensed as incurred.

COMPREHENSIVE INCOME (LOSS)

On January 1, 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and pension plan additional minimum liability adjustments and is presented in the Consolidated Statement of Operations. The statement requires additional disclosures in the consolidated financial statements, and it does not affect the company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

REVENUE RECOGNITION

The company recognizes revenue from product sales upon shipment to its customers or when customers assume risk of ownership.

BASIC AND DILUTED EARNINGS PER SHARE

The company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." This statement requires the presentation of basic and diluted earnings per common share. Basic earnings per common share is calculated assuming no dilution. Diluted earnings per common share is computed using the weighted average number of outstanding common shares adjusted for the incremental shares attributed to common share equivalents (stock options and convertible debt).


                           Bowater 1998 Annual Report

ENVIRONMENTAL COSTS

The company expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property are capitalized. The company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated.

SEGMENT INFORMATION

On January 1, 1998, the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement changed the way the company reports information about its operating segments. 1997 information has been restated to conform with SFAS No. 131.

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


2     Acquisitions

      On July 24, 1998, the company completed its acquisition of Avenor Inc. (Avenor), a Canadian pulp and paper company. The total purchase price, including assumed debt of approximately $800.0 million, totaled $2.37 billion (C$3.54 billion). The company utilized existing cash reserves of $168.0 million and $625.0 million of its new $1.0 billion credit facility to fund the cash portion of the transaction. The company also issued 12.3 million common shares, and its indirect wholly owned subsidiary, Bowater Canada Inc., issued 3.8 million Exchangeable shares to fund the equity portion of the transaction. At the option of the holder, the Exchangeable shares may be exchanged for Bowater common stock on a one-for-one basis. The company accounted for the transaction using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired business were included in the Consolidated Balance Sheet at December 31, 1998. In addition, the operating results of Avenor for the period July 24, 1998 to December 31, 1998 were included in the company's Consolidated Statement of Operations for the period ended December 31, 1998.

The purchase price to Avenor shareholders of $1,575.2 million was as follows:

--------------------------------------------------------------------
(In millions)                                                1998
====================================================================
Cash from cash and cash equivalents                       $    168.0
Proceeds from $1.0 billion short-term credit facility          625.0
Issuance of 12.3 million Bowater shares at
  $48.66 per share                                             598.6
Issuance of 3.8 million Exchangeable shares
  exchangeable into Bowater shares at $48.66
  per share                                                    183.6
--------------------------------------------------------------------
                                                          $  1,575.2
====================================================================

The purchase price to Avenor shareholders, plus transaction costs and other accrued liabilities, the excess of fair value of liabilities assumed over the historical book value and the deferred tax effect of applying purchase accounting at July 24, 1998, over the historical net assets of Avenor was calculated as follows:

-------------------------------------------------------------------
(In millions)                                               1998
===================================================================
Purchase price to Avenor shareholders                     $ 1,575.2
Estimated transaction costs                                    30.0
Additional accrued liabilities                                124.7
Excess of fair value of long-term debt assumed
  over historical value                                       154.3
Excess of fair value of convertible debt over
  historical value                                             52.2
Deferred tax effect of applying purchase accounting           134.9
Less historical net assets                                   (539.3)
-------------------------------------------------------------------
                                                          $ 1,532.0
===================================================================

The above calculation of excess purchase price is preliminary. The company will finalize this allocation by July 24, 1999. As of July 24, 1998, the excess purchase price was allocated as follows:

--------------------------------------------------------------------
  (In millions)                                              1998
====================================================================
  Timber and timberlands                                  $    75.0
  Fixed assets                                                425.0
  Assets held for sale                                        100.5
  Goodwill                                                    931.5
-------------------------------------------------------------------
                                                          $ 1,532.0
===================================================================


                           Bowater 1998 Annual Report

Notes to Consolidated Financial Statements

The timber and timberlands and fixed assets are being amortized/depreciated over 20 years. The goodwill is being amortized on a straight-line basis over 40 years. Additional depreciation on the increase to fair market value of fixed assets acquired, the amortization of goodwill, the amortization of the increase to the fair market value of debt assumed, and the amortization of the deferred tax benefit relating to these charges totaled $13.4 million through December 31, 1998.

On September 30, 1998, the company completed the sale of its Dryden white paper mill and related assets, which were part of the Avenor acquisition, for $532.5 million. Upon acquisition, the Dryden assets were accounted for as assets held for sale. Therefore, no gain or loss was recorded upon the sale of such assets.

In October 1998, the company announced that its Gold River pulp mill, which was acquired as part of the Avenor acquisition, would be permanently closed in the first quarter of 1999. The costs associated with closing this facility totaled $40.0 million after-tax, and were recorded as an adjustment to the cost of the acquisition by increasing goodwill. These costs included asset impairment charges, employee termination and other costs. As of December 31, 1998, $1.5 million has been paid.

Also, on July 16, 1998, the company completed the purchase of a South Korean newsprint mill for approximately $201.0 million and prepaid a majority of the current accounts payable for approximately $22.0 million. The company utilized its existing cash reserves to fund the acquisition. The investment was recorded at cost.

The following summarized unaudited pro forma financial information assumes the acquisitions and divestiture had occurred on January 1 of each of the following years:

Pro Forma Information
(Unaudited)

(In millions, except per-share amounts)
Years Ended December 31,                 1998           1997
===============================================================
Net sales                            $  2,509.2    $   2,661.4
Net loss                             $   (109.5)   $   (195.5)
Diluted loss per share               $    (2.00)   $    (3.36)
--------------------------------------------------------------

3     Impairment Of Assets

In January 1998, the company announced a capital investment program of approximately $220.0 million at its Great Northern Paper (GNP) East Millinocket site to transform that site into a world-class mill. Concurrent with the decision to invest capital in the East Millinocket mill, the company also decided that the GNP Millinocket mill no longer met the company's long-term objectives, and it was put up for sale along with related assets, which could have also included timberlands. After this announcement, the company received unsolicited offers to buy all of its Great Northern Paper assets. In October 1998, the company reconfirmed that it would proceed with the previously announced capital investment program at the East Millinocket site and that the Millinocket site was still available for sale. Also in October, the company announced that it would separately pursue monetization of timberland holdings in Maine. This change prompted a re-evaluation of the assets at the Millinocket mill in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets." The company determined fair value using undiscounted future cash flows. Accordingly, in the third quarter of 1998, the company recorded a pre-tax impairment charge in its newsprint segment totaling $119.6 million consisting of a write-down of fixed assets of $108.8 million, a mill stores inventory reserve of $7.0 million and an increase to other long-term liabilities of $3.8 million.

4     Sales of Real Property

In the first quarter of 1998, the company sold 26,000 acres of timberlands primarily in South Carolina for gross proceeds of $30.9 million. The company realized a pre-tax gain of $21.1 million, or $0.16 per diluted share, after tax and minority interest.

In October and November 1998, the company announced agreements to sell approximately 1.6 million acres of timberlands and a sawmill in Maine, for $370.0 million. The company expects to close these transactions during the first quarter of 1999.

During 1997, the company sold 1,000 acres of timberlands, primarily in North and South Carolina. The proceeds from these sales were $1.3 million, resulting in a pre-tax gain of $0.8 million, or $0.01 per diluted share, after tax and minority interest. In 1996, the company sold 121,000 acres of timberlands, primarily in Alabama, South Carolina and Maine. The proceeds from these sales were $121.8 million, resulting in a pre-tax gain of $81.0 million, or $0.94 per diluted share, after tax and minority interest.



                           Bowater 1998 Annual Report

5        Other Expense (Income)

         Other expense (income) includes non-operating items such as foreign exchange gains and losses, and other non-operating expense and income items. The breakdown of the components of "Other, net" in the Consolidated Statement of Operations for the three years ended December 31, 1998, 1997 and 1996 is as follows:

-------------------------------------------------------------
  (In millions)                  1998       1997        1996
-------------------------------------------------------------
  Foreign exchange loss
    (gain)                      $ 29.7    $  2.1       $ (0.1)
  Write-down of Canadian
    option dollar contracts
    to fair value                 22.7        --           --
  Reserve for a long-term
    note receivable               15.0        --           --
  Gain on sale of Star Forms        --        --        (17.0)
  Other                           (1.8)     (1.0)        (4.1)
-------------------------------------------------------------
                                $ 65.6    $  1.1  $     (21.2)
=============================================================

In November 1996, the company completed the sale of Star Forms for $80.0 million, including $60.0 million in cash and a $20.0 million 13% Junior Subordinated Note. The company recognized a gain on the sale of $17.0 million, or $0.40 per diluted share. Net cash proceeds totaled $53.9 million after working capital adjustments and fees and expenses relating to the sale. The $20.0 million 13% Junior Subordinated Note requires semi-annual interest payments and four $5.0 million annual principal payments beginning in 2002. During 1998, the company recorded a reserve of $15.0 million against the Note. The Note was fully reserved as of December 31, 1998.

6        Earnings Per Share

         The company adopted SFAS No. 128, "Earnings per Share," in December 1997, which replaces the presentation of primary earnings per common share with basic earnings per common share. Basic earnings per common share is calculated assuming no dilution. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The reconciliation between basic and diluted earnings per common share for "Income (loss) before extraordinary charge" is as follows:

------------------------------------------------------------------
  (In millions, except
  per-share amounts)                   1998       1997       1996
------------------------------------------------------------------
  Basic computation:
  Income (loss) before
    extraordinary charge            $ (18.5)    $  53.7    $ 204.1

  Less:

    LIBOR dividends                      --        (0.4)      (2.5)

    Series B dividends                   --          --       (8.1)

    Series C dividends                 (2.2)       (2.2)      (2.2)

    LIBOR accretion                      --        (0.3)      (0.1)
------------------------------------------------------------------
  Basic income (loss)
    available to common
    shareholders                    $ (20.7)    $  50.8    $ 191.2
------------------------------------------------------------------
  Basic weighted average
    shares outstanding                 47.6        40.3       37.7
------------------------------------------------------------------
  Basic earnings (loss) per
    common share                    $ (0.44)    $  1.26    $  5.07
------------------------------------------------------------------
  Diluted computation:
  Basic income (loss)
    available to common
    shareholders                    $ (20.7)    $  50.8    $ 191.2

  Effect of dilutive securities:

    Series B dividends                   --          --        8.1
------------------------------------------------------------------
  Diluted income (loss)
    available to common
    shareholders                    $ (20.7)    $  50.8    $ 199.3
------------------------------------------------------------------
  Basic weighted average
    shares outstanding                 47.6        40.3       37.7

  Effect of dilutive securities:

    Series B convertible
      preferred stock (1)                --          --        4.7

    Options (2)                          --         0.5        0.5
------------------------------------------------------------------
  Diluted weighted average
    shares outstanding                 47.6        40.8       42.9
------------------------------------------------------------------
  Diluted earnings (loss)
    per common share                $ (0.44)    $  1.25    $  4.64
------------------------------------------------------------------

(1) In the interim period of 1996, a one-for-one conversion factor was assumed in computing the common stock equivalents related to the Series B convertible preferred stock. The shares were actually converted at a factor of .82 to 1 in December 1996.

(2) The dilutive effect of options outstanding is computed using the treasury stock method.


                          Bowater 1998 Annual Report

Notes to Consolidated Financial Statements


Due to the net loss incurred for the year ended December 31, 1998, all common stock equivalents were excluded to prevent antidilution. Included in the common stock equivalents at December 31, 1998, were Exchangeable shares that the company issued on February 15, 1999, due to the redemption of its 7.50% Convertible Unsecured Subordinated Debentures. In 1997, all options were included in the calculation of diluted earnings per share. Options to purchase 69,800 shares at approximately $38 were outstanding at December 31, 1996, but were not included in the computation of diluted earnings per common share because the options' exercise price was greater than the average market price of the common shares.

7        Inventories

------------------------------------------------------------
  (In millions)                            1998        1997
------------------------------------------------------------
At lower of cost or market:

    Raw materials                         $ 39.5      $ 15.2

    Work in process                          3.8         3.1

    Finished goods                          56.8        33.2

    Mill stores and other supplies          95.6        64.1
------------------------------------------------------------
                                           195.7       115.6
Excess of current cost over LIFO
    inventory value                         (9.4)      (10.1)
------------------------------------------------------------
                                          $186.3      $105.5
============================================================

Inventories valued using the LIFO method comprised 16.4 percent and 33.8 percent, respectively, of total inventories at December 31, 1998 and 1997.

8        Fixed Assets

-------------------------------------------------------------------
                                                        Range of
                                                        Estimated
                                                       Useful Lives
  (In millions)                  1998       1997         in Years
-------------------------------------------------------------------
  Land and land
    improvements             $    61.8    $    33.0       10-20
  Buildings                      364.7        286.4       20-40
  Machinery and equipment      4,040.1      2,713.5        5-20
  Leasehold improvements           4.1          2.6       10-20
  Construction in progress       131.4         24.1         --
-------------------------------------------------------------------

                               4,602.1      3,059.6
  Less accumulated
    depreciation and
    amortization               1,716.9      1,505.1
-------------------------------------------------------------------
                             $ 2,885.2    $ 1,554.5
-------------------------------------------------------------------

9        Accounts Payable and Accrued Liabilities

         The following table summarizes the balances in "Accounts payable and accrued liabilities" as of December 31, 1998 and 1997:

-------------------------------------------------------------
  (In millions)                               1998      1997
-------------------------------------------------------------
  Trade accounts payable                    $ 196.4    $ 78.6
  Payroll, bonuses and severance               65.2      29.3
  Unrealized losses on hedging contracts       54.3        --
  Restructuring costs(1)                       43.4        --
  Employee benefits                            27.0      23.8
  Accrued interest                             25.0      16.6
  Property and franchise taxes payable         11.1      12.4
  Other                                        42.0       7.6
-------------------------------------------------------------
                                            $ 464.4   $ 168.3
=============================================================

(1) In connection with the acquisition of Avenor, costs were established for exiting activities at the company's Gold River mill as well as other sales and administrative offices. These reserves of $63.4 million covered expenses associated with payroll, severance, pensions and other costs. As of December 31, 1998, $10.4 million was paid. Of the remaining balance of $53.0 million, $43.4 million is included in "Accounts payable and accrued liabilities," and $9.6 million is included in "Other long-term liabilities" in the Consolidated Balance Sheet at December 31, 1998.

10       Long-term Debt, Net of Current Installments

         In connection with the purchase of Avenor in July 1998, the company assumed approximately $800.0 million of debt. As required in the purchase accounting for this transaction, the company recorded the debt at fair value using current interest rate assumptions as of the acquisition date. The revaluation component of the outstanding debt balance is being amortized over the remaining life of the related debt securities. The following table sets forth both the historical and revalued debt balances as of December 31, 1998 and 1997:


                          Bowater 1998 Annual Report

-----------------------------------------------------------------------------------------------------------------------
(In millions)                                                                 1998                             1997
-----------------------------------------------------------------------------------------------------------------------
                                                                         Revaluation due
                                                                           to Avenor
                                                            Historical   acquisition, net      Revalued      Historical
                                                              values     of amortization       balances        values
-----------------------------------------------------------------------------------------------------------------------

Unsecured:
9.00% Debentures due 2009                                  $    250.0     $     --             $  250.0       $  250.0
9.38% Debentures due 2021, net of unamortized
  discount of $1.1 in 1998 and $1.2 in 1997                     198.8           --                198.8          198.8
10.62% Notes due 2010                                            98.0         32.3                130.3             --
10.50% Notes due at various dates from 2001 to 2010             102.0         25.1                127.1             --
9.50% Debentures due in 2012, net of unamortized
  discount of $0.3 in 1998 and $0.3 in 1997                     124.7           --                124.7          124.7
10.85% Debentures due 2014                                       81.5         34.5                116.0             --
9.25% Debentures due 2002                                        92.1          9.6                101.7             --
9.86% Notes due 2001                                             87.2          8.0                 95.2             --
10.60% Notes due 2011                                            70.0         23.5                 93.5             --
7.50% Convertible Subordinated Debentures                        40.4         28.3                 68.7             --
7.75% recycling facilities revenue bonds due 2022                62.0           --                 62.0           62.0
7.40% recycling facilities revenue bonds due 2022                39.5           --                 39.5           39.5
7.62% recycling facilities revenue bonds due 2016                30.0           --                 30.0           30.0
10.26% Notes due at various dates from 2001 to 2011              22.0          5.5                 27.5             --
Pollution control revenue bonds due at various dates
  from 2001 to 2010 with interest at varying
  rates from 6.85% to 7.62%                                      23.3           --                 23.3           23.3
8.50% Notes due 2001                                             18.1           --                 18.1           18.1
Bank term loan at floating rates due 2000-2001                   15.2           --                 15.2             --
10.25% Debenture due 2003                                         7.4           --                  7.4             --
11.00% subordinated debt due 2003                                 3.9           --                  3.9             --
ESOT Note due 2000                                                0.9           --                  0.9            2.8
8.25% Notes due 1999                                               --           --                   --            7.9
Other                                                             0.8           --                  0.8             --
----------------------------------------------------------------------------------------------------------------------
                                                           $  1,367.8     $  166.8             $1,534.6       $  757.1
======================================================================================================================

Long-term debt maturities for the next five years are as follows:

-------------------------------------------------------
(In millions)
-------------------------------------------------------
1999                                          $    86.2
2000                                          $     5.7
2001                                          $   136.8
2002                                          $   104.5
2003                                          $    23.6
-------------------------------------------------------

In 1998, the company entered into a new $1.0 billion syndicated credit facility. This facility replaces the company's previous $150.0 million facility, and consists of two separate components: i) a $650.0 million, 364-day facility; and ii) a $350.0 million, five-year facility. Borrowings under the facility will incur interest based, at the option of the company, on specified market interest rates plus a margin tied to the credit rating of the company's long-term debt. The $210.0 million balance outstanding on the facility at December 31, 1998, has been classified as a current liability in the Consolidated Balance Sheet as management intends to repay this debt during 1999.

During 1998, the company repaid approximately $65.0 million of the $72.0 million principal amount of its 10.25% Debentures due 2003. The cash price paid was approximately $75.9 million, including premium and accrued interest. In February 1999, the company redeemed all of its outstanding 7.50% Convertible Unsecured Subordinated Debentures due 2004. In connection with the redemption, the company paid cash of approximately $65.9 million, and Bowater Canada Inc. issued 1,359,620 Exchangeable shares.


                          Bowater 1998 Annual Report

Notes to Consolidated Financial Statements

The company has guaranteed payment of debt related to its unconsolidated subsidiary of up to $50.0 million.

During 1996, the company repurchased approximately $50.0 million of its $300.0 million 9.00% Debentures due 2009 and $5.0 million of other long-term obligations. This resulted in an extraordinary charge of $3.9 million after tax, or $0.09 per diluted share for premium and expenses related to the repurchases.

11   Financial Instruments

      At December 31, 1998, the company had foreign currency forward and range forward contracts with a notional value of $1.3 billion maturing from 1999 through 2001. The notional amount of these contracts represents the amount of foreign currencies to be purchased or sold at maturity, and does not represent the company's exposure on these contracts. The majority of these contracts were acquired in July 1998 with the acquisition of Avenor. The contracts serve as economic hedges against the company's Canadian operations; however, because the costs hedged are not firm commitments, these contracts are marked to market, with gains and losses recognized in the Consolidated Statement of Operations. For contracts that meet the requirements for hedge accounting, the gains and losses are deferred and recognized as a part of the hedged transaction.

The company also acquired with the Avenor purchase an interest rate swap agreement that matures in 1999. This instrument no longer hedges an exposure to the company and therefore has been recorded in the Consolidated Balance Sheet at its fair value.

The carrying amounts of the company's short-term financial assets and liabilities (excluding derivatives) approximate fair value. The company estimates the fair value of its long-term debt using rates currently available for debt with similar terms and remaining maturities. The fair value of derivative financial instruments is based on current termination values or quoted market prices of comparable contracts. A summary of the company's derivative financial instruments and long-term debt at December 31, 1998 and 1997 follows:


                                                     1998                                     1997
----------------------------------------------------------------------------------------------------------------
                                                      Asset (Liability)                       Asset (Liability)
                                       Notional     ---------------------         Notional  --------------------
                                      Amount of      Carrying       Fair         Amount of   Carrying     Fair
  (In millions)                      Derivatives      Amount        Value       Derivatives   Amount      Value
----------------------------------------------------------------------------------------------------------------
  Foreign currency exchange
    agreements and options:
      Buy currency:
      Canadian dollar                 $ 1,287.9     $  (105.1)    $(105.1)       $   --     $    --      $    --
    Sell currency:
      British pound                         1.9            --          --           0.6          --           --
      French franc                          1.3            --          --           0.8          --           --
      Italian lira                          2.7            --          --           0.7          --         (0.1)
      Other                                 0.2            --          --           0.3          --           --
----------------------------------------------------------------------------------------------------------------
Interest rate swap                    $   100.0     $    (4.4)  $    (4.4)       $   --     $    --      $    --
----------------------------------------------------------------------------------------------------------------
Long-term debt, net of
  current installments                $      --     $(1,534.6)  $(1,603.3)       $   --     $(757.1)     $(916.0)
================================================================================================================


The counterparties to the company's derivative financial instruments are substantial and creditworthy multi-national financial institutions that are recognized market makers. The risk of counterparty nonperformance is considered to be remote.

12   Pension and Other Nonpension Postretirement Benefits

      The company has multiple defined benefit pension plans and other nonpension postretirement plans (the Plans) covering substantially all employees. Benefits are based upon years of service and, depending on the Plan, average compensation earned by employees either during their last years of employment or over their careers. During 1998, the company acquired several pension and nonpension postretirement benefit Plans covering employees of Bowater Pulp and Paper Canada, Inc. (formerly Avenor). The effect of these Plans on the benefit obligations and assets are included in the reconciliations on the following page.


                          Bowater 1998 Annual Report

The following tables include both foreign and domestic Plans at December 31, 1998 and 1997. The benefit obligations of the Plans outside the United States are significant relative to the total benefit obligation; however, the assumptions used to measure the obligations of those Plans are similar to those used for the United States Plans.


                                                                             Pension Plans           Other Postretirement Plans
-------------------------------------------------------------------------------------------------------------------------------
(In millions)                                                            1998             1997           1998           1997
-------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                                $     501.3      $   460.9      $   134.6      $   118.7
Acquisition                                                                 619.2           --             33.6           --
Service cost                                                                 18.1           12.5            3.5            2.9
Interest cost                                                                51.5           35.0           10.2            9.0
Amendments                                                                   --             --             (0.9)          --
Actuarial loss                                                               50.5           26.8            8.4            8.0
Participant contributions                                                     1.9            1.1            0.9            0.9
Benefits paid                                                                (34.8)         (31.6)          (8.7)          (4.9)
Effect of foreign currency exchange rate changes                             (6.1)          (3.4)          --             --
-------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                          1,201.6          501.3          181.6          134.6
===============================================================================================================================
Change in Plan assets:
Fair value of Plan assets at beginning of year                              569.4          471.3            0.0            0.0
Acquisition                                                                 568.4             --             --             --
Actual return on Plan assets                                                (32.5)         114.8             --             --
Employer contributions                                                        8.2           18.7            7.8            4.0
Participant contributions                                                     1.9            1.1            0.9            0.9
Benefits paid                                                                (34.8)         (31.6)          (8.7)          (4.9)
Effect of foreign currency exchange rate changes                             (7.4)          (4.9)            --             --
-------------------------------------------------------------------------------------------------------------------------------
Fair value of Plan assets at end of year                                  1,073.2          569.4             --             --
===============================================================================================================================
Reconciliation of funded status:
Funded status                                                              (128.4)          68.1         (181.6)        (134.6)
Unrecognized actuarial loss (gain)                                          125.5          (23.7)          22.9           15.3
Unrecognized transition amount                                               (8.2)         (11.8)            --             --
Unrecognized prior service cost                                               5.3            5.8            4.0            5.2
-------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                        (5.8)          38.4         (154.7)        (114.1)
===============================================================================================================================
Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost                                                          61.8           48.5             --             --
Accrued benefit liability                                                   (104.5)         (31.4)        (154.7)        (114.1)
Intangible asset                                                              4.6            4.3             --             --
Accumulated other comprehensive loss (income)                                32.3           17.0             --             --
-------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                 $      (5.8)     $    38.4      $  (154.7)     $  (114.1)
===============================================================================================================================
Weighted average assumptions:
Discount rate                                                                 6.50%          7.00%          6.50%          7.00%
Expected return on Plan assets                                                9.50%          9.50%            --             --
Rate of compensation increase                                                 4.00%          4.00%          4.00%          4.00%
-------------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost, net of employee contributions                           $      18.1      $    12.5      $     3.5      $     2.9
Interest cost                                                                51.5           35.0           10.2            9.0
Expected return on Plan assets                                              (65.5)         (40.4)            --             --
Amortization of transition amount                                            (3.4)          (3.4)            --             --
Amortization of prior service cost                                            0.6            0.6            0.3            0.4
Recognized net actuarial loss (gain)                                          2.6            1.6            0.4           (0.1)
-------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                              $       3.9      $     5.9      $    14.4      $    12.2
===============================================================================================================================

                           Bowater 1998 Annual Report

Notes to Consolidated Financial Statements


As of December 31, 1998, the company decreased the Plans' discount rate from
7.0 percent to 6.5 percent to more closely approximate interest rates on high-quality long-term obligations on the measurement date. In 1998, the assumed inflationary health care cost trend rate used to determine cost was 7.5 percent decreasing to 7.0 percent in 1999 and gradually decreasing to an ultimate rate of 5.0 percent in 2004. The rate used to determine 1997 cost was
8.0 percent, gradually decreasing to an ultimate rate of 5.5 percent in 2003. Variations in this health care cost trend rate can have a significant effect on the amounts reported. An increase of 1.0 percent in this assumption would increase the accumulated postretirement benefit obligation (APBO) by approximately $30.5 million, or 17.0 percent, and would increase the annual service cost and interest cost by approximately $2.9 million, or 21.0 percent. A decrease of 1.0 percent in this assumption would decrease the APBO by approximately $24.4 million, or 13.0 percent, and would decrease the annual service cost and interest cost by approximately $2.2 million, or 16.0 percent.

The sum of projected benefit obligations and fair value of Plan assets for pension Plans with projected benefit obligations in excess of Plan assets were $858.6 million and $713.0 million, respectively, as of December 31, 1998, and were $96.1 million and $63.4 million, respectively, as of December 31, 1997.
The sum of the accumulated benefit obligations and fair value of Plan assets for pension Plans with accumulated benefit obligations in excess of Plan assets were $444.7 million and $351.1 million, respectively, as of December 31, 1998, and were $92.3 million and $63.4 million, respectively, as of December 31, 1997.

The provisions of SFAS No. 87, "Employers' Accounting for Pensions," required the company to record an additional minimum liability of $36.9 million and $21.3 million at December 31, 1998 and 1997, respectively. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of Plan assets and accrued amounts previously recorded. The additional liability may be offset by an intangible asset to the extent of previously unrecognized prior service cost. The intangible assets of $4.6 million and $4.3 million at December 31, 1998 and 1997, respectively, are included on the line item entitled "Other assets" in the Consolidated Balance Sheet. The remaining amounts of $19.6 million and $10.3 million, net of related tax benefits, are recorded as a component of shareholders' equity on the line item entitled "Accumulated other comprehensive income (loss)," in the Consolidated Balance Sheet at December 31, 1998 and 1997, respectively.

In addition to the previously described pension and nonpension postretirement Plans, the company also sponsors defined contribution Plans within the United States and for certain sites outside of the United States. Employees are allowed to contribute to the Plan, and the company makes a matching contribution between 3.6 percent and 7.2 percent of the employees' compensation. The company's expense for the defined contribution plans totaled $7.0 million in 1998, $7.3 million in 1997 and $7.4 million in 1996.

13       Income Taxes

         The components of "Income before income taxes, minority interests and extraordinary charge" consist of U.S. income (loss) of $(17.1) million, $95.8 million and $331.2 million, and foreign income (loss) of $33.9 million, $(6.3) million and $22.0 million, in 1998, 1997 and 1996, respectively.

The provision for income tax expense consists of:


  (In millions)              1998         1997         1996
-----------------------------------------------------------
Federal:
  Current                 $  42.3     $   30.4     $   73.7
  Deferred                  (49.6)         2.2         30.7
-----------------------------------------------------------
                             (7.3)        32.6        104.4
-----------------------------------------------------------
State:
  Current                    10.5          5.2         13.1
  Deferred                   (6.4)        (1.9)        (1.0)
-----------------------------------------------------------
                              4.1          3.3         12.1
-----------------------------------------------------------
Foreign:
  Current                     7.6          0.8          0.7
  Deferred                   22.7         (3.6)         7.2
-----------------------------------------------------------
                             30.3         (2.8)         7.9
-----------------------------------------------------------
Total:
  Current                    60.4         36.4         87.5
  Deferred                  (33.3)        (3.3)        36.9
-----------------------------------------------------------
                          $  27.1     $   33.1     $  124.4
===========================================================


                           Bowater 1998 Annual Report

The components of deferred income taxes at December 31, 1998 and 1997, in the accompanying Consolidated Balance Sheet are as follows:


  (In millions)                                    1998             1997
------------------------------------------------------------------------
Timber and timberlands (1)                     $  (65.1)        $  (38.7)
Fixed assets, net                                (691.6)          (390.1)
Other assets                                       (5.8)           (21.1)
------------------------------------------------------------------------
Deferred tax liabilities                         (762.5)          (449.9)
------------------------------------------------------------------------
Accounts receivable (2)                              --              0.1
Inventories (2)                                     3.2              1.9
Other current assets (2)                            0.1              1.2
Current liabilities (2)                            59.0              7.0
Other long-term liabilities                       130.0             46.3
U.S. tax credit carryforwards,
  primarily alternative minimum
  tax credit carryforwards                         24.4             35.4
Canadian investment tax
  credit carryforwards                             20.3             26.8
Ordinary loss carryforwards                        77.1               --
Capital loss carryforwards                          3.0               --
Valuation allowance                               (14.5)            (3.7)
------------------------------------------------------------------------
Deferred tax assets                               302.6            115.0
------------------------------------------------------------------------
Net deferred tax liability                     $ (459.9)        $ (334.9)
========================================================================

(1) Includes the deferred tax impact of the capitalization of lease payments, management fees and property taxes of approximately $198.7 million and $123.6 million at December 31, 1998 and 1997, respectively.
(2) Included in "Other current assets" in the accompanying Consolidated Balance Sheet.

The following is a reconciliation of the U.S. federal statutory and effective tax rates as a percentage of income before income taxes, minority interests and extraordinary charge:


                                            1998       1997        1996
-----------------------------------------------------------------------
U.S. federal statutory
  income tax rate                           35.0%      35.0%       35.0%
State income taxes,
  net of federal
  income tax benefit                        15.9        2.4         2.2
Foreign taxes                               86.6       (0.7)        0.1
Goodwill                                    22.7         --          --
Other, net                                   1.1        0.3        (2.1)
-----------------------------------------------------------------------
Effective income tax rate                  161.3%      37.0%       35.2%
=======================================================================


The large increase in the company's effective income tax rate in 1998 was due to the expiration of Canadian investment tax credits and the non-deductible amortization of the goodwill recorded upon the acquisition of Avenor.

At December 31, 1998, the company had Canadian federal and provincial net operating loss carryforwards of $93.2 million and $923.4 million, respectively, and U.S. net operating loss carryforwards of $34.3 million. In addition, $20.3 million of Canadian investment tax credit carryforwards and $24.4 million of U.S. tax credit carryforwards were available to reduce future income taxes. The Canadian non-capital loss and investment tax credit carryforwards expire at various dates between 1999 and 2007. The majority of the U.S. tax credit carryforwards have no expiration. The company believes that deferred tax assets, net of the existing valuation allowance of $14.5 million at December 31, 1998, will be ultimately realized. The company increased the valuation allowance in 1998 by $10.8 million from the $3.7 million balance at December 31, 1997 and 1996.

The cumulative amount of CNC's undistributed earnings through 1992, on which the company has not provided income taxes, was $64.4 million as of December 31, 1998. Distribution of these earnings would qualify for the 80 percent dividend exclusion. The company has also not provided deferred income taxes on the cumulative amount of undistributed earnings related to its 51 percent investment in Mersey since that investment is considered permanent in duration and determination of such liability is not practicable.


                           Bowater 1998 Annual Report

Notes to Consolidated Financial Statements

14    Dividends to Minority Interest Shareholders

      In 1998 and 1997, the Board of Directors of CNC declared dividends of $49.6 million and $3.2 million, respectively. As a result, $24.3 million and $1.6 million were paid to the minority shareholders during the years 1998 and 1997, respectively. In 1996, the Board of Directors of CNC declared dividends of $100.0 million, resulting in payments of $49.0 million to the minority shareholders.

15    Commitments and Contingencies

      The company is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers' compensation claims and other matters. The company periodically reviews the status of these proceedings with both inside and outside counsel. The company's management believes that the ultimate disposition of these matters will not have a material adverse effect on the company's operations or its financial condition taken as a whole.

16    Redeemable Preferred Stock

      In 1985, the company sold $75.0 million principal amount of redeemable preferred stock with cumulative quarterly dividends equal to 85 percent of the arithmetic mean of three-month LIBOR for United States dollar deposits.

The company was required to redeem 500,000 shares per year from 1996 through 1998 at a redemption price of $50.00 per share plus any accrued and unpaid dividends. In 1995 and 1996, the company redeemed 1,000,000 shares for $50.6 million, including accrued dividends. In 1997, the company redeemed the remaining 500,000 shares for $25.1 million, including accrued dividends.

The company is authorized to issue 10,000,000 shares of Serial Preferred Stock, $1 par value, of which the LIBOR Preferred Stock constituted Series A. See Note 17 for a discussion of Series B and C Preferred Stock.

17    Convertible and Cumulative Preferred Stock

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

In December 1996, pursuant to an optional redemption provision, the company called for redemption on January 9, 1997, all of its outstanding depositary shares relating to the PRIDES. The PRIDES were redeemed using Bowater common stock at a conversion rate of .82 of a common share for each depositary share, resulting in the issuance of 4,012,765 common shares. The company reflected this transaction in the Consolidated Financial Statements at December 31, 1996.

In 1995, the company repurchased 585,682 shares of the Series C Cumulative Preferred Stock leaving a balance of 264,318 preferred shares. On February 8, 1999, the company redeemed all of the remaining outstanding shares for $26.6 million, including accrued dividends.

18    Stock Option Plans

      The company has three stock option plans - 1988, 1992 and 1997. These plans authorized the grant of up to 6,000,000 shares of the company's common stock in the form of incentive stock options, non-qualified stock options, stock appreciation rights, performance stock and restricted stock awards. The option price for options granted under the 1988 and 1992 plans was based on the fair market value of the company's common stock on the date of grant, or the average fair market value of the company's common stock for the 20 business days immediately preceding the date of grant. The option price for options granted under the 1997 plan was based on the fair market value of the company's common stock on the date of grant.

All options granted through December 31, 1996, were exercisable at December 31, 1998. Options granted in 1998 and 1997 generally become exercisable over a period of two years. Unless terminated earlier in accordance with their terms, all options expire 10 years from the date of grant. The plans provide that any outstanding options will become immediately exercisable upon a change in control of the company. In such event, grantees of options have the right to require the company to purchase such options for cash in lieu of the issuance of common stock. The company received $6.8 million in 1998, $24.5 million in 1997 and $12.3 million in 1996 from the exercise of stock options. The exercise of stock options also generated tax benefits for the company of $2.6 million in 1998, $7.9 million in 1997 and $2.4 million in 1996.

                           Bowater 1998 Annual Report

The company records compensation expense resulting from stock option grants based on intrinsic value in accordance with APB Opinion No. 25. In accordance with SFAS No. 123, the following pro forma disclosures present the effects on income had the fair value based method been chosen. These disclosures are shown below for 1998, 1997 and 1996, and have no impact on the company's reported financial position or results of operations.

(In millions,
except per-share amounts)                     1998        1997       1996
===========================================================================
Net income (loss):
  As reported                              $  (18.5)    $  53.7    $  200.2
  Pro forma                                   (22.0)       50.8       196.3
Earnings (loss) per share - basic:
  As reported                                 (0.44)       1.26        4.97
  Pro forma                                   (0.51)       1.19        4.87
Earnings (loss) per share - diluted:
  As reported                                 (0.44)       1.25        4.55
  Pro forma                                $  (0.51)    $  1.17    $   4.46
===========================================================================

The pro forma net income effects of SFAS No. 123 in 1998, 1997 and 1996 may not be representative of the pro forma net income effects in future years due to changes in assumptions and the number of options granted in future years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for 1998, 1997 and 1996, respectively: dividend yield of 1.6 percent, 1.9 percent and 2.3 percent; expected volatility of 29.1 percent, 29.5 percent and 30.9 percent; risk-free interest rate of 5.6 percent, 6.4 percent and 5.4 percent; and expected option lives of 5.6 years, 5.5 years and 5.6 years. The weighted average fair value of each option granted during 1998, 1997 and 1996 was $15.68, $13.65 and $10.67, respectively.

Information with respect to options granted under the stock option plans is as follows:

                                                   1998                       1997                        1996
========================================================================================================================
                                                       Weighted                   Weighted                     Weighted
                                                       Average                    Average                      Average
                                        Number of      Exercise     Number of     Exercise       Number of     Exercise
                                       Shares (000's)   Price     Shares (000's)   Price       Shares (000's)    Price
------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           1,907       $    31         2,477      $    27          2,576       $      26
Granted during the year                      388       $    49           404      $    42            398       $      35
Exercised during the year                   (250)      $    27          (934)     $    26           (480)      $      25
Canceled during the year                      (5)      $    42           (40)     $    35            (17)      $      28
------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                 2,040       $    35         1,907      $    31          2,477       $      27
------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                 1,470       $    30         1,371      $    26          1,805       $      25
========================================================================================================================

                                        Options Outstanding                         Options Exercisable
                                        at December 31, 1998                      at December 31, 1998
==========================================================================================================
                                                             Weighted
                                               Weighted       Average                            Weighted
                                               Average      Remaining                            Average
                                Number of      Exercise      Contractual         Number of       Exercise
Range of Exercise Prices       Shares (000)     Price       Life (years)       Shares (000)      Price
----------------------------------------------------------------------------------------------------------
$21 to $30                           921      $    26            4.6                921         $     26
$30 to $40                           359      $    35            6.9                359         $     35
$40 to $50                           760      $    45            8.5                190         $     42
----------------------------------------------------------------------------------------------------------
                                   2,040      $    35            6.5              1,470         $     30
==========================================================================================================



                           Bowater 1998 Annual Report

Notes to Consolidated Financial Statements


19       Exchangeable Shares


         In conjunction with the acquisition of Avenor, the company's indirect wholly owned subsidiary, Bowater Canada Inc. (BCI), issued 3,773,547 shares of no par value Exchangeable shares. The Exchangeable shares are exchangeable at any time, at the option of the holder, on a one-for-one basis for shares of Bowater common stock. Holders of Exchangeable shares have voting rights substantially equivalent to holders of Bowater common stock and are entitled to receive dividends equivalent, on a per share basis, to dividends paid by Bowater on shares of Bowater common stock. On December 31, 1998, 2,270,525 Exchangeable shares were outstanding and held by non-affiliates. In February 1999, BCI issued an additional 1,359,620 Exchangeable shares upon the redemption of its 7.50% Convertible Unsecured Subordinated Debentures.

20       Employee Stock Ownership Plan


         The company has an Employee Stock Ownership Plan (ESOP) as a component of the company's Salaried Employees' Savings Plan. The ESOP was funded by a $17.5 million loan, the proceeds of which were lent to an Employee Stock Ownership Trust (ESOT). The ESOT purchased 574,160 shares of the company's common stock at an average purchase price of $30.59. As of December 31, 1998, approximately 505,000 shares have been distributed to participants' accounts. The remaining shares serve as security for the balance of the loan.

21       Treasury Stock


         In November 1997, the Board of Directors authorized the repurchase of up to 4.1 million shares of the company's outstanding common stock in the open market, subject to normal trading restrictions. Under this program, the company purchased 2,441,100 shares at a cost of $98.1 million in 1998, and purchased 220,000 shares at a cost of $9.6 million in 1997. As of March 1, 1999, the company purchased an additional 622,700 shares at a total cost of $24.8 million.

In February 1997, the company completed a previously announced stock repurchase program, purchasing 1,408,300 shares of common stock at a cost of $57.2 million in 1997 and 2,591,700 shares of common stock at a cost of $98.8 million in 1996. The company purchased a total of 4,000,000 shares of common stock, or 10 percent of the outstanding shares at a cost of $156.0 million.

The company uses shares of its treasury stock to pay employee/ director benefits and to fund the company's Dividend Reinvestment Plan.

22       Timberland Leases and Operating Leases


         The company controls timberlands under long-term leases expiring 1999 to 2058, for which aggregate lease payments were $0.7 million in 1998, $0.7 million in 1997, and $0.6 million in 1996. In addition, the company leases certain office premises, office equipment and transportation equipment under operating leases. Total rental expense for these operating leases was $8.5 million in 1998, $5.5 million in 1997, and $8.0 million in 1996.


                           Bowater 1998 Annual Report

At December 31, 1998, the future minimum rental payments under timberland leases and operating leases are:

  --------------------------------------------------------
                                    Timberland   Operating
                                      Lease       Leases,
  (In millions)                      Payments       net
  --------------------------------------------------------
  1999                               $  0.7       $ 11.0
  2000                                  0.7          8.6
  2001                                  0.7          8.2
  2002                                  0.7          7.8
  2003                                  0.6          7.6
  Thereafter                           19.0         37.1
  --------------------------------------------------------
                                     $ 22.4       $ 80.3
  ========================================================

In conjunction with the Avenor acquisition, the company manages 14 million acres of Crown-owned land in Canada on which the company has cutting rights. The company makes payments to various Canadian provinces based on the amount of timber harvested. There are no minimum rental payments associated with the cutting rights.

23       Segment Information


         Description of the types of products and services from which each reportable segment derives its revenues:
The company has three reportable segments: the Newsprint & Directory Division, the Coated Paper Division and the Forest Products Division. The Newsprint & Directory Division is responsible for the manufacturing operations of nine sites in the United States, Canada and South Korea. It is also responsible for the worldwide marketing of newsprint, directory paper and uncoated groundwood specialties. The Coated Paper Division manufactures coated groundwood paper, newsprint, market pulp and uncoated groundwood specialties at one manufacturing site in the United States. This Division is responsible for the worldwide marketing and sales of coated groundwood paper. The Forest Products Division operates three sawmills and manages 2.4 million acres of owned or leased timberlands in the United States and Canada (after the pending 1999 timberlands sale transactions), as well as 14 million acres of Crown-owned land in Canada on which the company has cutting rights. This Division sells wood fiber to the Newsprint & Directory and Coated Paper Divisions, as well as markets and sells timber and lumber to third parties in North America. The company's Pulp Division has marketing and sales responsibility for all of the company's market pulp sales; however, the financial results from these sales are included in both the Newsprint & Directory Division and the Coated Paper Division. Accordingly, no results are reported for the company's Pulp Division.

Factors management used to identify the company's reportable segments:
The company's reportable segments are business units responsible for the marketing and sales of different products. They are managed separately because of the different products that they are responsible for manufacturing and distributing.

The following tables summarize information about segment profit and loss and segment assets for the three years ended December 31, 1998, 1997 and 1996:


                           Bowater 1998 Annual Report

Notes to Consolidated Financial Statements

---------------------------------------------------------------------------------------------------------------------
                                                            Newsprint   Coated      Forest     Corporate/
                                                          & Directory    Paper     Products      Other
1998 (In millions)                                          Division    Division   Division   Eliminations    Total
---------------------------------------------------------------------------------------------------------------------
Net sales - including internal sales                        $1,356.6     $474.1     $ 517.4     $ 17.2       $2,365.3
Eliminations of intersegment sales                                --         --      (370.3)        --         (370.3)
---------------------------------------------------------------------------------------------------------------------
Net sales - external customers                              $1,356.6     $474.1     $ 147.1     $ 17.2(1)    $1,995.0
---------------------------------------------------------------------------------------------------------------------
Depreciation, amortization and cost of timber harvested     $  154.9     $ 51.0     $  21.7     $  2.0       $  229.6
---------------------------------------------------------------------------------------------------------------------
Operating income                                            $   32.8     $107.4     $  45.9     $(43.9)(1)   $  142.2
---------------------------------------------------------------------------------------------------------------------
Total assets                                                $3,869.3     $488.3     $ 590.4     $143.4(1)    $5,091.4
---------------------------------------------------------------------------------------------------------------------
Capital expenditures                                        $  170.8     $ 29.6     $  17.0     $  5.8       $  223.2
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                            Newsprint    Coated      Forest     Corporate/
                                                          & Directory     Paper     Products      Other
1997 (In millions)                                          Division    Division   Division(2) Eliminations   Total
---------------------------------------------------------------------------------------------------------------------
Net sales - including internal sales                        $  886.8     $458.4     $ 428.0      $ (0.5)     $1,772.7
Eliminations of intersegment sales                                --         --      (288.2)         --        (288.2)
---------------------------------------------------------------------------------------------------------------------
Net sales - external customers                              $  886.8     $458.4     $ 139.8      $ (0.5)     $1,484.5
---------------------------------------------------------------------------------------------------------------------
Depreciation, amortization and cost of timber harvested     $   98.6     $ 51.3     $  18.5      $  1.4      $  169.8
---------------------------------------------------------------------------------------------------------------------
Operating income                                            $   30.0     $ 91.2     $  57.4      $(42.9)     $  135.7
---------------------------------------------------------------------------------------------------------------------
Total assets                                                $1,198.7     $496.3     $ 572.2      $478.6      $2,745.8
---------------------------------------------------------------------------------------------------------------------
Capital expenditures                                        $   52.4     $ 23.0     $  22.4      $  1.8      $   99.6
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

                                                            Newsprint    Coated      Forest     Corporate/
                                                          & Directory     Paper     Products      Other
1996 (In millions)                                          Division    Division   Division(2) Eliminations   Total
---------------------------------------------------------------------------------------------------------------------
Net sales - including internal sales                        $1,102.6     $499.3     $    --      $147.7      $1,749.6
Eliminations of intersegment sales                             (26.1)      (5.2)         --          --         (31.3)
---------------------------------------------------------------------------------------------------------------------
Net sales - external customers                              $1,076.5     $494.1     $    --      $147.7(3)   $1,718.3
---------------------------------------------------------------------------------------------------------------------
Depreciation, amortization and cost of timber harvested     $  110.5     $ 56.1     $    --      $  7.8(3)   $  174.4
---------------------------------------------------------------------------------------------------------------------
Operating income                                            $  203.6     $134.1     $    --      $(36.5)(3)  $  301.2
---------------------------------------------------------------------------------------------------------------------
Total assets                                                $1,796.4     $599.0     $    --      $470.1      $2,865.5
---------------------------------------------------------------------------------------------------------------------
Capital expenditures                                        $   73.2     $ 32.6     $    --      $  1.1      $  106.9
---------------------------------------------------------------------------------------------------------------------


  (1) Includes Gold River pulp mill, closed in 1998, with net sales, operating loss and total assets of $17.0 million, $4.6 million, and $28.3 million, respectively.

  (2) Segment information for the Forest Products Division, established in mid-1997, is included with the Newsprint & Directory Division and Coated Paper Division for 1996. Due to the unavailability of the data, it was impracticable to re-state 1996. Information for the full year 1997 has been re-stated on a pro forma basis for comparative purposes only.

  (3) Includes Star Forms Inc., sold in 1996, with net sales, depreciation and amortization and operating income of $153.3 million, $6.5 million and $9.5 million, respectively.


                           Bowater 1998 Annual Report

----------------------------------------------------------------------
                                           Net Sales by Product
----------------------------------------------------------------------
 (In millions)                      1998           1997           1996
----------------------------------------------------------------------
Newsprint                     $  1,108.8     $    730.8     $    845.3
Coated Groundwood                  391.0          337.7          356.3
Directory paper                    173.5          178.9          183.9
Market pulp                        272.1          172.7          154.3
Uncoated groundwood
  specialties                       49.3           44.0          191.4
Lumber and other
  wood products                    148.0          134.8          108.0
Less: distribution costs          (147.7)        (114.4)        (120.9)
----------------------------------------------------------------------
                              $  1,995.0     $  1,484.5     $  1,718.3
----------------------------------------------------------------------

----------------------------------------------------------------------
                                         Net Sales by Country (1)
----------------------------------------------------------------------
 (In millions)                      1998           1997           1996
----------------------------------------------------------------------
United States                 $  1,750.6     $  1,331.3     $  1,526.0
Canada                              28.1           20.2           20.2
Japan                               44.6           21.5           22.4
Korea                               44.1           18.8           21.3
Brazil                              37.0           37.4           33.1
Italy                               31.9           26.0           18.9
United Kingdom                      22.9            9.1           11.6
Other countries (2)                183.5          134.6          185.7
Less: distribution costs          (147.7)        (114.4)        (120.9)
----------------------------------------------------------------------
                              $  1,995.0     $  1,484.5     $  1,718.3
----------------------------------------------------------------------

----------------------------------------------------------------------
                                       Long-Lived Assets by Country
----------------------------------------------------------------------
 (In millions)                      1998           1997           1996
----------------------------------------------------------------------
United States                 $  1,773.1     $  1,790.7     $  1,867.8
Canada                           2,334.5          157.7          164.5
Korea                              195.3            0.1             --
----------------------------------------------------------------------
                              $  4,302.9     $  1,948.5     $  2,032.3
----------------------------------------------------------------------


 (1) Revenues are attributed to countries based on the location of the customer. No one customer represented 10 percent or more of consolidated net sales.

 (2) No country in this group exceeded 10 percent of consolidated net sales.


                           Bowater 1998 Annual Report

Notes to Consolidated Financial Statements


24       Quarterly Information (unaudited)

---------------------------------------------------------------------------------------------------------------------
(In millions, except per-share amounts)
---------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1998                       First        Second         Third          Fourth          Year
---------------------------------------------------------------------------------------------------------------------
Net sales                                       $   383.1      $   395.8     $   576.9      $   639.2     $   1,995.0
Gross profit (loss)                                  63.6           72.3         (19.5)         107.2           223.6
Operating income (loss)                              46.4           58.5         (39.0)          76.3           142.2
Income (loss) before extraordinary charge            24.8           18.9         (88.1)          25.9           (18.5)
Net income (loss)                                    24.8           18.9         (88.1)          25.9           (18.5)
Basic earnings (loss) per common share               0.60           0.45         (1.69)          0.46           (0.44)
Diluted earnings (loss) per common share        $    0.59      $    0.44     $   (1.69)     $    0.45     $     (0.44)
---------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1997
---------------------------------------------------------------------------------------------------------------------
Net sales                                       $   348.5      $   356.4     $   378.6      $   401.0     $   1,484.5
Gross profit                                         25.4           43.0          59.2           80.3           207.9
Operating income                                     10.1           23.2          40.5           61.9           135.7
Income (loss) before extraordinary charge            (0.3)           7.1          16.8           30.1            53.7
Net income (loss)                                    (0.3)           7.1          16.8           30.1            53.7
Basic earnings (loss) per common share              (0.03)          0.16          0.40           0.73            1.26
Diluted earnings (loss) per common share        $   (0.03)     $    0.16     $    0.40      $    0.72     $      1.25
---------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1996
---------------------------------------------------------------------------------------------------------------------
Net sales                                       $   468.9      $   454.0     $   423.2      $   372.2     $   1,718.3
Gross profit                                        163.7          114.1          83.5           33.0           394.3
Operating income                                    142.7           90.4          59.9            8.2           301.2
Income before extraordinary charge                  112.9           44.3          28.3           18.6           204.1
Net income                                          112.9           42.4          26.7           18.2           200.2
Basic earnings per common share                      2.84           1.04          0.63           0.41            4.97
Diluted earnings per common share               $    2.53      $    0.96     $    0.60      $    0.41     $      4.55
---------------------------------------------------------------------------------------------------------------------


                           Bowater 1998 Annual Report

Management's Statement of Responsibility


The management of the company is responsible for the information contained in the financial statements and in the other parts of this report. The accompanying consolidated financial statements of Bowater Incorporated and Subsidiaries have been prepared in accordance with generally accepted accounting principles. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as accurate and factual as possible, management has communicated to all appropriate employees the requirements for accurate recordkeeping and accounting.

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


Independent Auditors' Report


We have audited the accompanying consolidated balance sheet of Bowater Incorporated and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, capital accounts and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowater Incorporated and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP

February 12, 1999
Greenville, South Carolina
KPMG Peat Marwick LLP


                           Bowater 1998 Annual Report

Financial and Operating Record(*)

------------------------------------------------------------------------------------------------------------------------

(Dollars in millions, except per-share amounts)                            1998 (1)             1997           1996 (1)
------------------------------------------------------------------------------------------------------------------------
Income Statement Data
Net sales                                                               $    1,995.0      $    1,484.5      $    1,718.3
Operating income (loss)                                                        142.2             135.7             301.2
Income (loss) from continuing operations before cumulative effect
  of changes in accounting principles and extraordinary charge (2)             (18.5)             53.7             204.1
Net income (loss)                                                              (18.5)             53.7             200.2
Diluted earnings (loss) per common share                                       (0.44)             1.25              4.55
Dividends declared per common share (3)                                         0.80              0.80              0.80
------------------------------------------------------------------------------------------------------------------------
Product Sales Information
Newsprint                                                               $    1,108.8      $      730.8      $      845.3
Coated groundwood                                                              391.0             337.7             356.3
Directory paper                                                                173.5             178.9             183.9
Market pulp                                                                    272.1             172.7             154.3
Uncoated groundwood specialties                                                 49.3              44.0              38.0
Lumber and other wood products                                                 148.0             134.8             108.0
Communication papers                                                              --                --             153.4
Distribution costs                                                            (147.7)           (114.4)           (120.9)
------------------------------------------------------------------------------------------------------------------------
                                                                        $    1,995.0      $    1,484.5      $    1,718.3
------------------------------------------------------------------------------------------------------------------------
Financial Position
Timber and timberlands                                                  $      472.8      $      394.0      $      395.7
Fixed assets, net                                                            2,885.2           1,554.5           1,636.7
Total assets                                                                 5,091.4           2,745.8           2,865.5
Total debt                                                                   1,830.8             758.9             760.6
Total debt and redeemable preferred stock                                    1,830.8             758.9             785.4
Total capitalization (4)                                                     3,736.6           2,038.3           2,082.8
Additional Information
Percent return on average common equity                                         (1.4)%             4.5%             18.6%
Income from continuing operations as a percentage of net sales                  (0.9)%             3.6%             11.9%
Total debt as a percentage of total capitalization (5)                          46.3%             37.2%             36.5%
Total debt and redeemable preferred stock as
    a percentage of shareholders' equity (5)                                    92.3%             65.8%             67.1%
Effective tax rate                                                             161.3%             37.0%             35.2%
Cash flow from (used for) operations                                    $      274.1      $      195.6      $      336.2
Cash invested in fixed assets, timber and timberlands                   $      223.2      $       99.6      $      106.9
Book value - common shareholders' equity per common share               $      32.31      $      27.99      $      27.97
Common stock price range                                                $32.81-59.56      $37.00-55.62      $31.75-41.25
Sales (thousands of short tons)
  Newsprint                                                                    2,160             1,482             1,446
  Coated groundwood                                                              486               479               432
  Directory paper                                                                226               228               211
  Market pulp                                                                    674               407               393
  Uncoated groundwood specialties                                                 90                83                64
Registered shareholders                                                        6,100             5,200             5,600
Employees                                                                      8,300             5,000             5,000
------------------------------------------------------------------------------------------------------------------------

  (*) This table should be used in conjunction with the financial statements and notes to the financial statements.
  (1) In 1998, the company acquired Avenor and the South Korean newsprint mill. In 1996, the company sold Star Forms. In 1991, the company acquired GNP.
  (2) Extraordinary charge relates to debt retirements in 1996, 1995 and 1990. The changes in accounting principles relate to the adoption of SFAS No. 106 and SFAS No. 109 in 1992.


                           Bowater 1998 Annual Report

Financial and Operating Record(*)

-------------------------------------------------------------------------------------------------------------------------------

        1995            1994            1993            1992        1991 (1)             1990             1989             1988
-------------------------------------------------------------------------------------------------------------------------------

$    2,001.1    $    1,359.0    $    1,353.7    $    1,360.8    $    1,190.4     $    1,289.1     $    1,361.0     $    1,330.8
       549.3            42.1           (63.3)          (74.1)          103.7            174.9            280.5            334.1

       258.2            (4.8)          (64.5)          (92.9)           45.6             87.4            144.6            164.3
       246.9            (4.8)          (64.5)          (82.0)           45.6             78.4            144.6            164.3
        5.22           (0.59)          (1.84)          (2.34)           1.15             2.05             3.86             4.37
        0.60            0.60            0.60            1.20            1.20             1.20             1.14             0.97
-------------------------------------------------------------------------------------------------------------------------------

$      841.6    $      604.0    $      607.6    $      649.6    $      601.4     $      617.2     $      645.3     $      671.3
       463.8           307.0           316.2           296.1           259.9            279.0            279.2            269.7
       162.4           128.6           138.6            90.2              --               --               --               --
       233.3           130.6            98.9           136.4           138.0            170.7            182.6            153.2
        41.2            37.3            39.9            34.5              --               --               --               --
       116.8            87.9           103.1            79.5            34.3             32.6             32.7             37.2
       248.9           190.7           191.8           207.5           254.9            280.9            310.2            279.0
      (106.9)         (127.1)         (142.4)         (133.0)          (98.1)           (91.3)           (89.0)           (79.6)
-------------------------------------------------------------------------------------------------------------------------------
$    2,001.1    $    1,359.0    $    1,353.7    $    1,360.8    $    1,190.4     $    1,289.1     $    1,361.0     $    1,330.8
-------------------------------------------------------------------------------------------------------------------------------

$      430.4    $      426.4    $      422.5    $      432.6    $      414.1     $      297.9     $      285.7     $      273.5
     1,711.0         1,785.0         1,750.7         1,821.7         1,858.8          1,604.7          1,529.5          1,223.8
     2,908.2         2,851.4         2,726.2         2,881.6         2,780.0          2,297.9          2,284.2          1,880.5
       818.1         1,118.5         1,120.2         1,134.3           864.5            498.2            532.4            293.2
       867.8         1,193.0         1,194.6         1,208.5           938.6            572.2            606.4            367.1
     2,113.9         2,222.5         2,071.8         2,186.4         2,061.7          1,694.5          1,700.5          1,368.0

        27.5%           (3.0)%          (8.6)%          (9.6)%           4.4%             7.9%            16.0%            20.7%
        12.9%           (0.4)%          (4.8)%          (6.8)%           3.8%             6.8%            10.6%            12.4%
        38.7%           50.3%           54.1%           51.9%           41.9%            29.4%            31.3%            21.4%

        79.2%          134.4%          163.1%          147.7%           99.6%            61.2%            66.9%            44.4%
        39.4%           70.0%           32.0%           37.0%           37.0%            37.0%            36.0%            36.5%
$      607.7    $       80.9    $      (30.6)   $      109.5    $      156.6     $      238.4     $      327.3     $      324.3
$       96.0    $      216.1    $      121.8    $      139.5    $      159.7     $      214.1     $      423.4     $      214.3
$      24.52    $      18.92    $      20.10    $      22.55    $      26.21     $      26.24     $      25.37     $      23.07
$26.50-53.50    $20.50-29.38    $18.00-24.63    $17.63-27.25    $18.63-30.38     $16.13-28.50     $25.75-34.13     $25.25-36.88

       1,402           1,460           1,437           1,604           1,244            1,266            1,278            1,233
         476             453             454             447             346              352              343              337
         229             189             202             126              --               --               --               --
         325             300             312             318             317              300              261              250
          60              76              76              65              --               --               --               --
       5,900           6,600           7,300           8,200           9,500           14,000           15,600           17,000
       5,500           6,000           6,600           6,900           7,200            5,100            5,100            5,000
-------------------------------------------------------------------------------------------------------------------------------

  (3) Dividends are declared quarterly.
  (4) Total capitalization includes total debt, minority interests in subsidiaries, redeemable preferred stock and shareholders' equity.
  (5) In 1998, this ratio excludes the revaluation of Avenor's debt totaling $190.6 million.


                           Bowater 1998 Annual Report

Nominal Annual Capacity and Production by Product Line and Mill

----------------------------------------------------------------------------------------
                                                               Annual         1998
(In short tons)                                               Capacity    Production (2)
----------------------------------------------------------------------------------------
Newsprint, directory and uncoated groundwood specialties
  Calhoun, Tennessee                                           853,500       847,894
  Catawba, South Carolina                                      260,500       238,286
  Liverpool, Nova Scotia                                       267,800       260,274
  Millinocket, Maine (1)                                       132,000       131,888
  East Millinocket, Maine                                      300,000       285,606
  Thunder Bay, Ontario                                         599,600       257,408
  Gatineau, Quebec                                             496,000       220,135
  Dalhousie, New Brunswick                                     250,200       107,023
  Usk, Washington (3)                                          264,500       119,246
  Mokpo, Korea                                                 275,600       123,281
Coated groundwood paper
  Catawba, South Carolina                                      356,000       351,756
  Millinocket, Maine (1)                                       138,000       134,413
Market pulp
  Catawba, South Carolina                                      268,500       250,095
  Calhoun, Tennessee                                           162,500       144,942
  Gold River, British Columbia (4)                             281,100        21,706
  Thunder Bay, Ontario                                         606,300       256,234
Lumber (5)                                                     282,500       232,000
----------------------------------------------------------------------------------------

  (1) Capacity at Millinocket, Maine, based on current production mix.
  (2) 1998 production includes Avenor and the South Korean newsprint mill from date of acquisition (July 1998).
  (3) Represents the Ponderay Newsprint Company, which is 40 percent owned. Capacity is shown at 100 percent, and production is shown at 100 percent from date of acquisition.
  (4) The Gold River Mill was shut down in August 1998.
  (5) Figures are in MBF (thousands of board feet).


                           Bowater 1998 Annual Report

Management and
Shareholder Information

[PHOTO]

Board of Directors

Arnold M. Nemirow
Chairman, President and Chief
Executive Officer of the Company
Director since 1994

Mr. Nemirow became Chief Executive Officer of Bowater in 1995 and became Chairman of the Board in 1996. He has served as President of the company since September 1994 and served as Chief Operating Officer from 1994 to 1995. Mr. Nemirow was President, Chief Executive Officer and a Director of Wausau Paper Mills Company from 1990 to 1994; Chairman, President and Chief Executive Officer and a Director of Nekoosa Papers, Inc., the business papers division of Great Northern Nekoosa Corporation, from 1988 to 1990. He also is a Director of Interstate Energy Corporation, the successor company to three Midwest utility companies.

Francis J. Aguilar
Professor Emeritus
Harvard University Graduate School
of Business
Director since 1984

Dr. Aguilar was a faculty member of the Harvard University Graduate School of Business from 1965 to 1995. Since 1994, he has served as Executive Director of the Management Education Alliance, a non-profit education corporation. Dr. Aguilar is a Director of Dynamics Research Corporation and Burr-Brown Corporation and also acts as an independent business consultant.

H. David Aycock
Chairman
Nucor Corporation
Director since 1987

Mr. Aycock has been Chairman of Nucor Corporation, a steel and steel products company, since January 1999. He served as President and Chief Operating Officer of Nucor Corporation from 1984 to 1991. He previously held various management positions, including that of General Manager, at Nucor Corporation operating units.

Richard Barth
Retired Chairman, President and Chief
Executive Officer
Ciba-Geigy Corporation
Director since 1991

Mr. Barth became Chairman of Ciba-Geigy Corporation, a diversified chemical products company, in 1990 and served in that capacity until its merger into Novartis Corporation in 1996. He was President and Chief Executive Officer of Ciba-Geigy Corporation from 1986 to 1996; Chief Financial Officer from 1979 to 1986; Secretary from 1974 to 1986; and General Counsel from 1970 to 1986. Mr. Barth also is a Director of The Bank of New York, Novartis Corporation (USA) and Imclone Systems, Inc.

Kenneth M. Curtis
Attorney At Law and Senior Member
Curtis, Thaxter, Stevens, Broder & Micoleau
Limited Liability Company, P.A.
Director since 1993

Mr. Curtis was a partner in the Portland, Maine, law firm from 1975 to 1979 and from 1981 to 1995, when the firm became a limited liability company, of which he currently is a member. Mr. Curtis also served as President of the Maine Maritime Academy from 1986 to 1994. He was Secretary of State of Maine from 1965 to 1966, Governor of Maine from 1967 to 1975 and U.S. Ambassador to Canada from 1979 to 1981. He also is a Director of KeyCorp.

Charles J. Howard
Chairman
Howard, Barclay & Associates Ltd.
Director since 1997

Mr. Howard has been Chairman of Howard, Barclay & Associates Ltd., an investment counseling firm, since 1994. He also has been President, Chief Executive Officer, a Director and the largest shareholder of Ausnoram Holdings Limited, an investment holding company with mining, oil and gas interests, since 1989. Mr. Howard also is a Director of Anderson Exploration Limited, Petromet Resources Limited, Southern Africa Minerals Corporation and Unicorp Energy Corporation.

James L. Pate
Chairman and Chief
Executive Officer
Pennzoil-Quaker State Company
Director since 1996

Mr. Pate has been Chairman of the Board and Chief Executive Officer of Pennzoil-Quaker State Company, an automotive consumer products company, since December 1998. He has served as Chairman of the Board of PennzEnergy Company (formerly Pennzoil Company), an oil exploration and production company, since 1994, was Chief Executive Officer from 1990 to 1998 and President from 1990 to 1997. Mr. Pate has served as a director of PennzEnergy Company since 1989.

John A. Rolls
President and Chief Executive Officer
Thermion Systems International
Director since 1990

Mr. Rolls has served as President and Chief Executive Officer of Thermion Systems International, an aerospace and industrial heating systems company, since 1996. He was President and Chief Executive Officer of Deutsche Bank North America, an international banking company, from 1992 to 1996. Mr. Rolls was Executive Vice President and Chief Financial Officer of United Technologies Corporation, a diversified aerospace and industrial products company, from 1986 to 1992. Prior to that, he was Senior Vice President and Chief Financial Officer of RCA Corporation. Mr. Rolls also is a Director of MBIA, Inc., Thermion Systems International and Arguss Holdings, Inc., formerly Conceptronic, Inc.

Arthur R. Sawchuk
Chairman
The Manufacturers Life Insurance Company
Director since 1998

Mr. Sawchuk has been Chairman of The Manufacturers Life Insurance Company, an insurance and financial services company, since April 1998. He served as acting President and Chief Executive Officer of Avenor Inc., a forest products company, from November 1997 until its acquisition by Bowater in July 1998. Previously he held various positions with DuPont Canada Inc., a chemical and plastics company, serving as Executive Chairman from September 1997 until his retirement in December 1997, Chairman of the Board from 1995 to 1997, and President, Chief Executive Officer and a Director from 1992 to 1997. Mr. Sawchuk also is a Director of Manitoba Telecom Services, Inc., Ontario Hydro, OntarioPower Generation Inc., and Trimac Corporation.

                           Bowater 1998 Annual Report

[LOGO] BOWATER
Incorporated

Corporate Headquarters

Bowater Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina
29602
864-271-7733
864-282-9482 (Fax)
http://www.bowater.com

Division Headquarters

Newsprint & Directory Division
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina
29602
864-271-7733

Coated Paper Division
11440 Carmel Commons Blvd.
Suite 201
Charlotte, North Carolina
28226
704-540-2667

Pulp Division
5420 North Service Road
Burlington, Ontario L7L6C7
800-205-PULP

Forest Products Division
5020 Highway 11 South
Calhoun, Tennessee
37309
423-336-7195

Division Sales Offices

Newsprint &
Directory Division

3155 Route 10
Denville, New Jersey
07834
973-537-1070

2000 Regency Parkway
Suite 380
Cary, North Carolina
27511
919-467-6422

547 West Jackson Boulevard
Suite 1505
Chicago, Illinois
60661
312-588-2301

100 Merchant Street
Suite 195
Cincinnati, Ohio
45246
513-772-2744

55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina
29602
864-271-7733

5068 West Plano Parkway
Suite 300
Plano, Texas
75093
972-381-4260

2033 Sixth Avenue
Suite 320
Seattle, Washington
98121
206-728-0175

15310 Amberly Drive
Suite 250-50
Tampa, Florida
33647
813-977-4945

Bowater S. America Ltda.
Rua Engenheiro Carlos
Estevenson, #80
Sala #51 Lyon Office Center
Nova Campinas, Sao Paulo
Brazil CEP 13092310
5519-251-9088

300 March Road
Suite 444
Kanata, Ontario K2K 2E2
Canada
888-333-9933

Bowater Europe Limited
40 Lowndes Street
London SW1X 9HX
England
44-171-245-9421

Bowater Japan Limited
Imperial Hotel Main Building
5F, Room 504
1-1-1 Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-8558
Japan
81-3-5521-2560

Bowater-Halla Paper
Company Ltd.
11F Hong Woo Building
945-1 Daechi-Dong
Kangnam-Ku, Seoul, Korea
822-567-1576

Bowater Asia Pte Ltd
260 Orchard Road, #08-09
The Heeren
Singapore 238855
65-835-0488

Coated Paper Division

11440 Carmel Commons Blvd.
Suite 201
Charlotte, North Carolina
28226
704-540-2667

650 Warrenville Road
Suite 410
Lisle, Illinois
60532
630-960-9797

Park 80 West, Plaza 1
3rd Floor
Saddle Brook, New Jersey
07663
201-368-3611

Pulp Division

11440 Carmel Commons Blvd.
Suite 201
Charlotte, North Carolina
28226
877-236-5837

Canadian Newsprint
Operations

1250 Rene-Levesque
Boulevard West
Montreal, Quebec H3B 4Y3
514-846-4811

                         [PHOTO of BOARD OF DIRECTORS]

Seated (left to right) are: H. David Aycock, Kenneth M. Curtis, James L. Pate and Francis J. Aguilar
Standing(left to right) are: John A. Rolls, Charles J. Howard, Arnold M. Nemirow, Richard Barth and Arthur R. Sawchuk

Board Committees

Executive                Audit                  Finance            Human Resources        Nominating
Committee                Committee              Committee          and Compensation       and Governance
                                                                   Committee              Committee
Arnold M. Nemirow        Kenneth M. Curtis      John A. Rolls
Chairman                 Chairman               Chairman           H. David Aycock        Richard Barth
                                                                   Chairman               Chairman
Francis J. Aguilar       Charles J. Howard      Richard Barth
                                                                   Francis J. Aguilar     Francis J. Aguilar
H. David Aycock          Arthur R. Sawchuk      James L. Pate
                                                                   James L. Pate          Kenneth M. Curtis

                                                                                          John A. Rolls


                           Bowater 1998 Annual Report
                                       59

Officers

Corporate Officers                           Division Officers
Arnold M. Nemirow                            Newsprint & Directory Division                   William C. Morris
Chairman, President and Chief                                                                 Vice President, International
Executive Officer                            Arthur D. Fuller                                 Newsprint and Directory Sales
                                             President, Newsprint &
Arthur D. Fuller                             Directory Division                               Craig B. Stevens
Executive Vice President and                                                                  Vice President, Administration
President, Newsprint &                       Jerry R. Gilmore                                 and Planning
Directory Division                           Vice President, U.S. and Korea
                                             Newsprint Operations                             Donald L. Wheeler
Anthony H. Barash                                                                             Vice President, Human Resources
Senior Vice President, Corporate               S.Y. Han
Affairs and General Counsel                    President, Bowater-Halla Paper                 Coated Paper Division
                                               Company Ltd.
James H. Dorton                                                                               E. Patrick Duffy
Vice President, Corporate                      Howard G. Johnson                              President, Coated Paper Division
Development and Strategy                       Vice President and Resident
                                               Manager - Calhoun Operations                   Stephen L. Naman
E. Patrick Duffy                                                                              Vice President, Coated Paper Sales
Senior Vice President and President,           Donald G. McNeil
Coated Paper Division                          President, Great Northern                      Gaynor L. "Bud" Nash
                                               Paper, Inc.                                    Vice President and Resident
Jerry R. Gilmore                                                                              Manager - Catawba Operations
Vice President, U.S. and Korea                 William G. Meany
Newsprint Operations                           Vice President and Resident                    Denis Tontodonato
                                               Manager - Ponderay Operations                  Vice President, Administration
Richard K. Hamilton                                                                           and Planning
Vice President and President, Forest         R. Donald Newman
Products Division                            Vice President, Canadian                         Pulp Division
                                             Newsprint Operations
William G. Harvey                                                                             David J. Steuart
Vice President and Treasurer                   Edward J. Broadhurst                           President, Pulp Division
                                               Vice President, Operations
Steven G. Lanzl                                Technology                                     John C. Adams
Vice President, Information                                                                   Vice President, North American Sales
Technology                                     Don P. Campbell
                                               Vice President and Resident                    Forest Products Division
David G. Maffucci                              Manager - Thunder Bay Operations
Senior Vice President and Chief                                                               Richard K. Hamilton
Financial Officer                              Patrice Cayouette                              President, Forest Products Division
                                               Vice President and Resident
Donald G. McNeil                               Manager - Gatineau Operations                  Roger Barber
Senior Vice President and President,                                                          Vice President - Ontario and New
Great Northern Paper, Inc.                     Richard G. Gilbert                             Brunswick Woodlands Operations
                                               Vice President and Resident
Robert A. Moran                                Manager - Mersey Operations                    Jean Beaulieu
Vice President, Manufacturing                                                                 Vice President - Lumber and Quebec
Services                                       Luc Lachapelle                                 Woodlands Operations
                                               Vice President and Resident
R. Donald Newman                               Manager - Dalhousie Operations                 George W. Flanders
Vice President, Canadian                                                                      Vice President - Catawba
Newsprint Operations                           Marc Regnier                                   Woodlands Operations
                                               Vice President and General
Michael F. Nocito                              Counsel, Canadian                              Marcia A. McKeague
Vice President and Controller                  Newsprint Operations                           Vice President - Great Northern
                                                                                              Woodlands Operations
Wendy C. Shiba                               C. Randy Ellington
Vice President, Secretary and                Vice President, North American                   J. Frank Pickle
Assistant General Counsel                    Newsprint and Directory Sales                    Vice President - Calhoun
                                                                                              Woodlands Operations
David J. Steuart                             Larry G. Green
Vice President and President,                Vice President, Purchasing and                   Jon M. Porter
Pulp Division                                Transportation                                   Vice President - Mersey
                                                                                              Woodlands Operations
James T. Wright
Vice President, Human Resources                                                               Colin R. Wolfe
                                                                                              Vice President, Administration
                                                                                              and Planning


                           Bowater 1998 Annual Report

Shareholder Information


Annual Meeting

The company's annual meeting of shareholders will be held on Wednesday, May 12, 1999, at 11 a.m. at the Gunter Theatre of the Peace Center for the Performing Arts, Greenville, South Carolina.

Stock Listings

Bowater Incorporated common stock is listed on the New York Stock Exchange (stock symbol BOW), U.S. regional exchanges and the London Stock Exchange. A special class of stock exchangeable into Bowater common stock is listed on the Toronto and Montreal exchanges (stock symbol BWX).

Common Stock Registrars and
Transfer Agents (BOW)

The Bank of New York
Shareholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, New York 10286
888-269-8845
e-mail: Shareowner-svcs@bankofny.com
website: http://stock.bankofny.com

CIBC Mellon Trust Company
Balfour House
390 High Road
Ilford, Essex, 1G1 1NQ England
081-478-1888

Exchangeable Share Stock Registrar
and Transfer Agent (BWX)

Montreal Trust
1800 McGill College Avenue
Montreal, Quebec H3A 3K9 Canada
800-564-6253

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

Auditors

KPMG Peat Marwick LLP
One Insignia Financial Plaza, Suite 600
P.O. Box 10529
Greenville, South Carolina 29603
864-250-2600

Common Stock Prices

Price ranges of the company's common stock during 1998 and 1997 as reported on the New York Stock Exchange were:

                          1998                             1997
                     -------------------------------------------------
                     High           Low            High           Low
----------------------------------------------------------------------
 First quarter      $56.44        $41.56         $43.38        $37.00

 Second quarter     $59.56        $46.75         $50.50        $37.75

 Third quarter      $49.75        $35.62         $55.62        $46.62

 Fourth quarter     $43.50        $32.81         $51.62        $41.69