Form 10-K, Exhibit 13
period 1999-12-31
BOWATER INC
filed 2000-03-27
CIK 743368

                                  BOWATER
                                  Incorporated




                                     [LOGO]



                               1999 ANNUAL REPORT

                              FINANCIAL HIGHLIGHTS


(In millions, except per-share amounts)                            1999            1998(1)
--------------------------------------------------------------------------------------------
    Net sales                                                 $     2,134.7    $     1,995.0
    Operating income(2)                                               244.0            162.1
    Net income (loss)                                                  78.7            (18.5)
    Diluted earnings (loss) per common share                  $        1.41    $      ( 0.44)
    Average common and common equivalent
       shares outstanding(3)                                           55.0             47.6
    Dividends declared per common share                       $        0.80    $        0.80
    Total assets                                                    4,552.2          5,092.0
    Total shareholders' equity                                      1,770.8          1,777.0
    Percent return on average common equity                             4.5%            (1.4)%
    Total debt                                                $     1,505.1    $     1,830.8
    Total debt as a percentage of total capitalization (4)             42.1%            46.3%
    Current ratio                                                      1.34x            0.90x
    Capital expenditures, including timberlands                       198.5            223.2
    Registered shareholders                                           5,200            5,600
    Common stock price range                                  $ 37.13-59.94    $ 32.81-59.56
--------------------------------------------------------------------------------------------

(1) Amounts include Avenor Inc. and the South Korean newsprint mill from the dates of acquisition in July 1998.
(2) Operating income includes net gain on sale of assets of $225.4 million and $21.1 million and impairment charges of $92.0 million and $119.6 million for 1999 and 1998, respectively.
(3) The average shares include 16.1 million of Bowater common and exchangeable shares issued in conjunction with the Avenor acquisition, net of 2.4 million shares repurchased.
(4) This ratio excludes the revaluation of Avenor's debt totaling $128.6 million and $190.6 million for 1999 and 1998, respectively.

                             NET SALES in millions
                             99           $2,134.7
                             98           $1,995.0
                             97           $1,484.5
                             96           $1,718.3
                             95           $2,001.1

                               RETURN ON AVERAGE
                                 COMMON EQUITY
                               99          4.5%
                               98         (1.4)%
                               97          4.5%
                               96         18.6%
                               95         27.5%

                             NET INCOME in millions
                               99         $  78.7
                               98         $ (18.5)
                               97         $  53.7
                               96         $ 200.2
                               95         $ 246.9

                              TOTAL DEBT AS A % OF
                              TOTAL CAPITALIZATION
                                 99        42.1%
                                 98        46.3%
                                 97        37.2%
                                 96        36.5%
                                 95        38.7%

                                 ABOUT BOWATER


BOWATER INCORPORATED, headquartered in Greenville, South Carolina, is a global leader in newsprint. In addition, we make virgin and recycled-content coated and uncoated groundwood papers, bleached kraft pulp and lumber products. Bowater has eight pulp and paper facilities in the United States, Canada and South Korea. The company also owns and operates a coating facility in Michigan and three sawmills that produce softwood dimension lumber. These operations are supported by 1.8 million acres of timberlands owned or leased in the United States and Canada and 14.2 million acres of timber cutting rights in Canada. The company is one of the world's largest consumers of recycled newspapers and magazines. We have sales offices located throughout North America and in Brazil, England, Japan, Singapore and South Korea. Bowater employs approximately 6,400 people.

NEWSPRINT DIVISION

This Division operates seven manufacturing facilities in the United States, Canada and South Korea. The principal product at these mills is newsprint, but market pulp and uncoated groundwood specialties are also produced. The Division is responsible for the worldwide marketing and sales of newsprint and uncoated groundwood specialties and the operation of its manufacturing facilities.

PULP DIVISION

This Division sells approximately 1 million metric tons of market pulp produced at the Calhoun, Tennessee; Catawba, South Carolina; and Thunder Bay, Ontario, mills. Bowater's market pulp product line includes northern and southern softwood and hardwood pulp, giving it one of the broadest pulp product lines in North America.

COATED PAPER DIVISION

This Division operates two manufacturing facilities in the United States. The largest is a mill at Catawba, South Carolina, which produces coated groundwood paper, newsprint, market pulp and uncoated groundwood specialties. The Division also operates a coating facility in Benton Harbor, Michigan. The Division is responsible for the marketing and sales of coated groundwood paper and the operation of the Catawba and Benton Harbor sites.

FOREST PRODUCTS DIVISION

This Division manages 1.8 million acres of timberland owned or leased in the United States and Canada and 14.2 million acres of timber cutting rights in Canada. The Division markets and sells timber and lumber in North America, operates three softwood sawmills and is a supplier of wood fiber to Bowater's pulp and paper production facilities.

                   [PHOTOGRAPH OF ROLLED SHEET OF NEWSPRINT.]

                     [PHOTOGRAPH OF ROLLS OF COATED PAPER.]

                     [PHOTOGRAPH OF SHEETS OF MARKET PULP.]

                     [PHOTOGRAPH OF LUMBER AND WOOD CHIPS.]


                               TABLE OF CONTENTS

About Bowater ...................................................    1
Letter to Shareholders ..........................................    2
Newsprint Division ..............................................    6
Coated Paper Division ...........................................    7
Pulp Division ...................................................    8
Forest Products Division ........................................    9
The Environment .................................................   10
Business and Financial Review ...................................   11
Consolidated Financial Statements ...............................   22
Notes to Consolidated Financial Statements ......................   27
Management's Statement of Responsibility ........................   46
Independent Auditors' Report ....................................   47
Financial and Operating Record ..................................   48
Board of Directors ..............................................   51
Officers ........................................................   52
Shareholder Information .............................INSIDE BACK COVER

                          BOWATER 1999 ANNUAL REPORT

                              FELLOW SHAREHOLDERS


                       [PHOTOGRAPH OF ARNOLD M. NEMIROW.]


Arnold M. Nemirow
Chairman, President and
Chief Executive Officer


Fellow Shareholders:

The markets for most of Bowater's major products presented difficult challenges in 1999. Despite those challenges, we maintained our strong financial condition through prudent capital investments and divestitures, disciplined spending and a relentless emphasis on cost reduction. We also completed the integration of our 1998 acquisitions of Avenor Inc. and a recycled newsprint mill in South Korea. Your company has been significantly restructured since 1995, the result of which is that Bowater's productive capacity has increased by approximately 70%, the number of shares of common stock has increased only 21% and debt ratios are at a healthy 42%. With cash operating costs down over 20%, I believe that our new earnings per share potential is very powerful over the cycle.

FINANCIAL AND OPERATING PERFORMANCE

Net income for the full year of 1999 was $78.7 million, or $1.41 per diluted share, which includes gains on the sale of assets, net of impairment charges, of $72.8 million, or $1.32 per diluted share, primarily attributable to the completed sale of Bowater's wholly owned subsidiary in Maine, Great Northern Paper, Inc. (GNP). For 1998, the company had a net loss of $18.5 million, or $.44 per diluted share, which included a charge for the impairment of GNP assets of $73.0 million, or $1.53 per diluted share. Netting out the gains and charges related to the sale of GNP, our 1999 results, compared with 1998, were dampened by lower product prices and approximately 200,000 metric tons of market downtime.

                          BOWATER 1999 ANNUAL REPORT

Over the past year, Bowater made significant progress in building a more competitive company. In addition to integrating our acquisitions, several other major events in '99 are worth noting:

- Our total return to shareholders was 33%, compared with 21% for the S&P 500 and 5% for the S&P Mid-Cap Paper Index.

- We achieved annualized synergies of $120 million from the Avenor acquisition, well in excess of our initial $75 million target.

- We sold GNP and its timberlands in Maine during the year for approximately $620 million. This sale not only relieved us of our highest cost operations but avoided a permanent mill closure and a $220 to $250 million capital investment. As a key part of the GNP sale, the purchaser has committed to converting 170,000 metric tons of newsprint capacity to other grades of paper, improving the fundamentals of the North American newsprint market.

- We purchased a unique off-site coating operation in Benton Harbor, Michigan, which converts newsprint to higher value grades of paper, while further improving the newsprint fundamentals.

- We upgraded our asset base by completing high-return projects such as the modernization of the thermomechanical pulp mill, recovery boiler and woodyard at our mill in Calhoun, Tennessee.

- We sold 140,000 acres of timberland in the Southern United States for $173 million.

- We permanently closed the unprofitable pulp mill in Gold River, British Columbia, which was part of the Avenor acquisition.

- We used proceeds from the sale of non-strategic assets and operating cash flow to help reduce debt by $326 million during the year, restoring strength to our balance sheet.

- We continued to repurchase our common shares during the year. In 1999, we repurchased 2.4 million shares. Over the past four years, we have repurchased
9.1 million shares, or approximately 15% of the out-standing stock of the company.

- We were named the "1999 Company of the Year" by the Paper Industry Management Association's North American Papermaker magazine, and one of "The World's 100 Best-Managed Companies" by IndustryWeek magazine for the second time, the only company in he forest products industry to be so honored.

                          BOWATER 1999 ANNUAL REPORT

MARKET CONDITIONS

The pricing environment for most of our major products was weak in the first half of 1999, but began to improve in the second half. Bowater implemented price increases for newsprint, uncoated specialties, coated paper and pulp during the latter part of 1999. We also announced a $50 per metric ton price increase for newsprint effective April 1, 2000, and market pulp price increases of $30 and $40 per metric ton effective January 1, 2000 and April 1, 2000, respectively.

The supply and demand outlook is positive for the longer term as well. The Asian economic crisis significantly reduced new supply by forcing the cancellation of planned newsprint projects. Based on information from the Canadian Pulp and Paper Association and other estimates, we expect modest worldwide capacity growth in the near term. In addition, market downtime and permanent closures have removed additional excess supply. At the same time, the demand picture is encouraging. World demand for newsprint is expected to exceed capacity increases primarily due to growth in Asia, Latin America and Europe.

Newspaper advertising linage has increased steadily as the economy continues to show sustained strength. Sales of newsprint and coated paper have been bolstered by an increase in newspaper and magazine advertising for dot.com businesses. Contrary to predictions about the impact of the Internet on print communications, the demand for news and information is expanding, enabling newsprint and coated paper markets to continue to grow along with this new medium. Our focus on global, low-cost operations enables us to adapt to this rapidly evolving business environment.

The coated paper market gained considerable strength late in 1999, fueled by strong demand from the magazine and catalog industry, reduced European imports during the first half of 1999 and limited capacity growth. Magazine ad pages grew by over 3%, and catalog mailings were also up during the year.

The fundamentals for market pulp staged a significant recovery in 1999. A decrease in over 3 million metric tons of capacity through closures and conversions, combined with improving worldwide demand, generated favorable market conditions for pulp.

                          BOWATER 1999 ANNUAL REPORT

Overall, the market for timber sales held steady in 1999, despite pockets of weakness. Lumber prices rose sharply through the first half of the year. By year-end, prices stabilized after declining from the highs of July. The forecast for United States housing starts in year 2000 is below the 1999 pace, but is still at a very robust level.

STRATEGIC DIRECTION

The accomplishments of the past few years have set the stage for Bowater's further growth. Our strategy for improving long-term profitability over the cycle is:

- continuous cost reduction

- disciplined capital and balance sheet management

- pursuit of growth opportunities in core markets

Growth in our earnings over the cycle comes from the expansion of our underlying businesses as well as improvement in our operations. Therefore, we have positioned our company to capitalize on appropriate acquisitions in our major product lines. However, whether or not growth through acquisition is achieved, we will continue to improve operating costs, manage production rates effectively and convert capacity, where feasible, to more profitable grades.

We believe that our strategies can provide superior returns to shareholders. Our management structure remains lean and ready to act as we continue to focus on increasing the value of our company in partnership with our customers and employees.

Sincerely,



/s/Arnold M. Nemirow
-----------------------------------------------


Arnold M. Nemirow

Chairman, President and Chief Executive Officer

March 15, 2000

                           BOWATER 1999 ANNUAL REPORT

                              NEWSPRINT DIVISION

                   [PHOTOGRAPH OF ROLLED SHEET OF NEWSPRINT.]

The Newsprint Division operates seven mills in the United States, Canada and South Korea. The principal product at the mills is newsprint, but market pulp and uncoated groundwood specialties are also produced. We are the largest manufacturer of newsprint in the United States and the second largest in North America, and we are strategically located to sell to newspaper publishers throughout the world.

                   [PHOTOGRAPH OF WOMAN READING A NEWSPAPER.]

We continually look for opportunities to improve our manufacturing facilities. Our Calhoun, Tennessee, mill modernization was completed in 1999. This $180 million project added a new thermomechanical pulping mill, waste fired boiler and two new woodyards, which replaced obsolete facilities. These high-return projects substantially reduced wood usage, labor and maintenance costs while improving product quality. The consolidation of five newsprint mills acquired in 1998 is complete, and in all respects their performance has exceeded our expectations.

Bowater is the preferred supplier in most of our customers' pressrooms. Our customers maintain a steadfast loyalty to the Bowater brand year after year and, in some cases, decade after decade, because we deliver the best combination of product quality and service.


                     1999 Shipments by Mill in metric tons

               Calhoun (Tennessee)                          660,000
               Thunder Bay (Ontario)                        520,000
               Gatineau (Quebec)                            420,000
               Ponderay (Washington)                        247,000
               Mokpo (South Korea)                          246,000
               Catawba (South Carolina)                     224,000
               Mersey (Nova Scotia)                         223,000
               GNP (Maine)                                  203,000(*)
               Dalhousie (New Brunswick)                    200,000

(*) Reflects newsprint and directory shipments from January to August 1999.

                            Shipments by Destination
                                 in metric tons

                         International     North American
               99          636,000(*)          2,307,000(*)
               98          727,000             2,454,000
               97          251,000             1,301,000
               96          243,000             1,261,000
               95          204,000             1,276,000

(*) Reflects newsprint and directory shipments from January to August 1999 for GNP.

                           Operating Income (loss)(*)
                                  in millions

                          99                    $  (98.0)
                          98                    $   32.4
                          97                    $   30.0

(*) Includes financial results for the production and sale of market pulp.
    Includes gains and losses on the sale of assets and impairment charges.

                               World Market Share

                          99                      7.5%(*)
                          98                      8.4%
                          97                      4.1%
                          96                      4.2%
                          95                      4.0%

(*) Reflects newsprint and directory shipments from January to August 1999 for GNP.

                                  Net Sales(*)
                                  in millions

                           99                       $1,524.0
                           98                       $1,356.6
                           97                       $  886.8

(*) Includes financial results for the sale of market pulp.

                          BOWATER 1999 ANNUAL REPORT

                             COATED PAPER DIVISION

                     [PHOTOGRAPH OF ROLLS OF COATED PAPER.]

Bowater's Coated Paper Division occupies a unique position in the North American coated paper market by using southern fiber to produce high-quality coated groundwood paper products on which a vast array of magazines, catalogs, coupons, inserts and other promotional materials are printed. Our largest coated paper facility is a mill located at Catawba, South Carolina, where Bowater also produces newsprint and market pulp. A coating operation is located in Benton Harbor, Michigan.

                   [PHOTOGRAPH OF WOMAN READING A MAGAZINE.]

Throughout 1999, Catawba's mill optimization program improved both manufacturing efficiencies and product quality. The two coated machines set production and speed records. The pulp dryer also set a production record. We are recognized by our customers for consistently exceeding their quality and service expectations. The Catawba mill is extremely competitive and a first quartile, low-cost mill.

In 1999, we pursued strategically significant opportunities to broaden our product line and to offer more products targeted at growth markets. The acquisition of the Benton Harbor coating operation provides Bowater with two competitive advantages. We will now be able to redeploy newsprint to a more profitable, value-added coated product. In addition, this acquisition moves coated paper production closer to our publisher and printing customers.

                    1999 Shipments by Mill(*) in short tons

Catawba (South Carolina)                         365,000
Millinocket (Maine)                               81,000
Benton Harbor (Michigan)                          11,000

(*) Reflects a partial year for Maine (January to August) and Michigan
    (July to December). Also includes uncoated groundwood specialties from South Carolina and Maine.

                     Shipments by Destination in short tons

                          International       North American
               99            6,000(*)            451,000(*)
               98            6,000               481,000
               97           11,000               468,000
               96           24,000               409,000
               95            6,000               470,000

(*) Reflects a partial year for Maine (January to August) and Michigan
    (July to December). Also includes uncoated groundwood specialties from South Carolina and Maine.

                              Operating Income(*)
                                  in millions

                           99                 $   72.2
                           98                 $  107.4
                           97                 $   91.2

(*) Includes financial results for the production and sale of market pulp.

                          North American Market Share

                   99                          8.5%(*)
                   98                          8.8%
                   97                          9.1%
                   96                          8.8%
                   95                          9.4%

(*) Reflects a partial year for Maine (January to August) and Michigan
    (July to December).

                                  Net Sales(*)
                                  in millions

                  99                       $  467.0
                  98                       $  474.1
                  97                       $  458.4

(*)Includes financial results for the sale of market pulp.

                          BOWATER 1999 ANNUAL REPORT

                                 PULP DIVISION

                     [Photograph of sheets of market pulp.]

Bowater is the market pulp producer with the leading North American market share. The Pulp Division sells pulp produced at our three fully integrated mills in Tennessee, South Carolina and Ontario. The economies of scale from this integrated mill structure give us a competitive edge in purchasing, management and maintenance compared to stand-alone market pulp mills. We are the only North American producer who can supply our customers with all four major grades of pulp - northern and southern softwood and hardwood pulp.

                   [Photograph of products containing pulp.]

In 1999, Bowater strengthened its competitive position and reduced its costs. New capital appropriations in 1999 will allow significant gains in pulp quality as well as cost reductions. Through management discipline, Bowater has optimized its customer portfolio to take advantage of its geographic and product diversity to improve margins.

The pulp market staged a recovery in 1999 as a result of improving supply and demand fundamentals. Permanent closures and forward integration removed almost 3 million tons of capacity. Worldwide demand improved. Strong exports, in combination with increased demand in North America, generated very favorable market conditions.

                     1999 Shipments by Mill in metric tons

         Thunder Bay (Ontario)                           521,000
         Catawba (South Carolina)                        261,000
         Calhoun (Tennessee)                             139,000

                            Shipments by Destination
                                 in metric tons

                         International       North American
                  99         213,000          708,000
                  98         337,000          690,000
                  97         209,000          160,000
                  96         253,000          102,000
                  95         154,000          140,000

                          North American Market Share

                  99                          9.6%
                  98                          9.5%
                  97                          2.0%
                  96                          1.5%
                  95                          1.9%

                          BOWATER 1999 ANNUAL REPORT

                           FOREST PRODUCTS DIVISION

                     [Photograph of lumber and wood chips.]

The Forest Products Division manages 1.8 million acres of timberland owned or leased in the United States and Canada and 14.2 million acres of timber cutting rights in Canada. The Division markets and sells timber and lumber in North America, operates three softwood sawmills that produce lumber and is a supplier of wood fiber to Bowater's pulp and paper production facilities.

               [Photograph of building being framed with lumber.]

Bowater has made significant progress in improving the profitability of its timberlands and sawmills. We have implemented more intensive forest management practices that will enhance growth rates and lead to better realization of value from our timberlands. More aggressive marketing of low-value species in combination with plantation thinning resulted in a more than 32% year-to-year increase in timber harvest volumes per acre. At the same time, we remained focused on sustainable management of our forests and on the use of these forests for multiple purposes.

The Oakhill Sawmill in Bridgewater, Nova Scotia, achieved a major increase in productivity without a significant infusion of capital. At the Maniwaki, Quebec, sawmill, we integrated our timberlands and sawmill management teams to achieve substantial improvements in wood costs and productivity. In addition to gains from this more highly focused management team, several high-return investments have allowed us to increase lumber recovery and access a larger market with a higher-value product at the Maniwaki sawmill. These and other similar changes have contributed to an almost 10% reduction in manufacturing costs at the three sawmills.

                         1999 Lumber Shipments by Mill
                           in thousands of board feet

         Bowater Lumber (Alabama)                           97,000
         Pinkham Lumber (Maine)                             15,000(*)
         Manifor Inc. (Quebec)                              69,000
         Oakhill Sawmill (Nova Scotia)                      52,000

(*)Reflects shipments from January to March 1999.

                              Operating Income(*)
                                  in millions

                  99                $  320.9
                  98                $   67.0
                  97                $   58.2

(*) Includes gains and losses on the sale of assets.

                            1999 Timber Sales Volume
                           in thousands of short tons

         Calhoun Woodlands (Tennessee)                         2,139
         Catawba Woodlands (S.C.)                              1,989
         GNP Woodlands (Maine)                                   634(*)
         Dalhousie Woodlands (N.B.)                              387
         Mersey Woodlands (Nova Scotia)                          364

(*) Reflects shipments from January to August 1999.

                                   Net Sales
                                  in millions

                  99                             $  141.4
                  98                             $  147.1
                  97                             $  139.8

                          BOWATER 1999 ANNUAL REPORT

                                THE ENVIRONMENT


                     [PHOTOGRAPH OF TREES BORDERING LAKE.]

Bowater values its natural resources and continually fosters environmental stewardship. We are implementing environmental management systems at all of our mills to improve our environmental performance and to make more efficient use of natural resources, chemicals and energy. For example, at our Catawba, South Carolina, mill, we conserved river water by reducing our average daily water consumption by 34% in 1999. Bowater also annually recycles 1 million tons of old newspapers and magazines and converts more than 2.1 million tons of tires, bark, wood waste and sludge into energy, which significantly reduces landfill disposal.


In the United States, we support the American Forest & Paper Association Sustainable Forestry Initiative(SM). We are also committed to achieving third-party verification of sustainable forest management practices at all of our Canadian sites. We expect to achieve ISO 14001 certification of the environmental management systems employed at our Upsalquitch Forest License in New Brunswick before the end of 2000. We plan to pursue certification on all of the land we manage in Canada.

               [PHOTOGRAPH OF PEOPLE WALKING ON TRAIL IN FOREST.]

At Bowater, environmental leadership is a business imperative. Our corporate policy of environmental protection and sustainability is an integral part of our decision-making process, and we continually monitor our performance.


Environmental best practices and process technologies are rapidly and continually identified and shared across the company.

                           BOWATER 1999 ANNUAL REPORT

BUSINESS AND FINANCIAL REVIEW

OVERVIEW

Bowater is organized into four divisions: the Newsprint Division, the Coated Paper Division, the Pulp Division and the Forest Products Division. Except for the Pulp Division, each division is responsible for the sales and marketing of distinct product lines and the operation of certain manufacturing sites. The Pulp Division is primarily a marketing and distribution division. Therefore, Bowater's financial results are collected, analyzed and reported through the Newsprint, Coated Paper and Forest Products Divisions.

NEWSPRINT DIVISION (FORMERLY NEWSPRINT & DIRECTORY DIVISION):

This Division operates seven manufacturing sites in the United States, Canada and South Korea. The principal product line at these sites is newsprint, but the sites also produce market pulp and uncoated groundwood specialties. The Division is responsible for the worldwide marketing and sales of newsprint and uncoated groundwood specialties.

COATED PAPER DIVISION:

This Division operates a manufacturing site in Catawba, South Carolina, which produces coated groundwood paper, newsprint, market pulp and uncoated groundwood specialties and operates a coating facility in Benton Harbor, Michigan. This Division is responsible for the marketing and sales of coated groundwood paper.

PULP DIVISION:

This Division markets and distributes market pulp produced at the Calhoun, Tennessee; Catawba, South Carolina; and Thunder Bay, Ontario, sites. Financial results for the production and sale of market pulp are included in the Newsprint Division and the Coated Paper Division. Previously, the Division operated a market pulp manufacturing site in British Columbia. This site was permanently closed in February 1999.

FOREST PRODUCTS DIVISION:

This Division manages 1.8 million acres of timberland owned or leased in the United States and Canada and 14.2 million acres of Crown-owned land in Canada on which Bowater has cutting rights. The Division also operates three softwood sawmills, supplies wood fiber to Bowater's pulp and paper production sites and markets timber and lumber in North America.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. They include, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, prices for our major products, inventory levels, capital spending and tax rates. These forward-looking statements are not guarantees of future performance. They are based on management's expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The risks and uncertainties relating to the forward-looking statements in this report include those described under the caption "Cautionary Statement Regarding Forward-Looking Information" in Bowater's annual report on Form 10-K for the year ended December 31, 1999, and from time to time, in Bowater's other filings with the Securities and Exchange Commission.

OPERATING INCOME IN MILLIONS


                          99                   $244
                          98                   $162
                          97                   $137
                          96                   $399
                          95                   $521

NEWSPRINT

                   Average
                 Transaction               Shipments
                   Price                  (thousands
               (per metric ton)          of metric tons)
   99                $496                    2583
   98                $566                    1960
   97                $543                    1345
   96                $644                    1312
   95                $662                    1272

COATED GROUNDWOOD

                   Average
                 Transaction               Shipments
                    Price                 (thousands
               (per short ton)          of short tons)
   99                $721                    433
   98                $804                    486
   97                $705                    479
   96                $824                    432
   95                $975                    476

                           BOWATER 1999 ANNUAL REPORT

                         BUSINESS AND FINANCIAL REVIEW


RESULTS OF OPERATIONS:

1999 COMPARED WITH 1998

Bowater's net income for 1999 was $78.7 million, or $1.41 per diluted share, compared with a net loss of $18.5 million, or $0.44 per diluted share, in 1998.

Included in net income for 1999 and 1998 were the following items:


(In millions, except per-share amounts)          1999                    1998
-------------------------------------------------------------------------------
                                 After-tax        Per     After-tax       Per
                                  Income/       Diluted    Income/      Diluted
Description                      (Expense)       Share    (Expense)      Share
-------------------------------------------------------------------------------
Gain on sale of timberlands      $  160.9     $   2.92    $   6.7     $   0.14
Impairment charge -
Great Northern Paper                (56.1)       (1.02)     (73.0)       (1.53)
Loss on sale of Great
Northern Paper                      (32.0)        (.58)        --           --
-------------------------------------------------------------------------------
   Total                         $   72.8     $   1.32    $ (66.3)    $  (1.39)
===============================================================================

MARKET PULP

                   Average
                 Transaction               Shipments
                   Price                  (thousands
               (per metric ton)         of metric tons)
   99                $471                    921
   98                $445                    612
   97                $467                    370
   96                $433                    356
   95                $791                    295

CAPITAL EXPENDITURES in millions


                         99                $199
                         98                $223
                         97                $100
                         96                $107
                         95                $ 96

In 1999, Bowater began reporting "Net gain on sale of assets" and capital tax expense as components of operating income. Operating income in 1998 was adjusted to conform to the 1999 presentation. Operating income in 1999 was $244.0 million on net sales of $2.1 billion, compared with $162.1 million on net sales of $2.0 billion in 1998. The increase in 1999 operating income compared to 1998 was due to higher net gains on the sale of timberlands in 1999, partially offset by lower transaction prices for newsprint and coated groundwood paper products and lower coated groundwood paper shipments. Our operating costs were also lower in 1999 compared with 1998, due to the benefit of having the higher cost GNP mills out of our mix for a portion of the year and realizing certain acquisition-related synergies, partially offset by higher costs due to the impact of market-related downtime.

Presented below is a discussion of each significant product line followed by a discussion of the results of each of the reported Divisions.

PRODUCT LINE INFORMATION:

Newsprint For most of 1999 and 1998, the newsprint market was affected by an imbalance in supply and demand, caused in part by the financial and economic problems in Asia, which lowered demand from this region. North American shipments to this region decreased while, at the same time, Asian imports increased, creating an over-supply of newsprint in North America. As a result, Bowater's newsprint prices declined precipitously through the third quarter of 1999. We also reduced newsprint production by approximately 200,000 metric tons to correct an order book imbalance and to lower inventories. Later in the year, Asian demand increased and North American exports of newsprint for 1999 improved 8% above 1998 levels. In addition to this, total United States demand and consumption of newsprint improved in 1999 compared with 1998. As a result of more favorable market

                           BOWATER 1999 ANNUAL REPORT
conditions, effective October 1999, Bowater implemented a United States price increase and announced an additional increase of $50 per metric ton, effective April 1, 2000. We also increased export prices for newsprint in certain regions, effective January 1, 2000. Our shipments were 32% higher in 1999 versus 1998 as a result of the acquisitions in July 1998 of Avenor Inc. and a newsprint mill in South Korea. Our inventory of newsprint at the end of 1999 was lower than at the end of 1998.

Coated Groundwood During the first half of 1999, the market for coated ground-wood paper was negatively impacted by an increased supply of competing printing and writing papers. Bowater's 1999 average transaction price for coated groundwood paper was 10% lower than in 1998. United States coated groundwood shipments increased during the second half of 1999 and were up strongly in the fourth quarter when compared with the fourth quarter of 1998. End-use markets continued to show strength with magazine advertising pages and catalog mailings (measured by standard A mail weight) increasing over 1998 levels. Inventories of the United States coated groundwood producers declined significantly in the second half of 1999. With improving market conditions, Bowater implemented price increases in the third quarter and an additional price increase of $60 per short ton effective October 1, 1999. Our shipments for 1999 were 11% lower compared with 1998 shipments, primarily as a result of the sale of GNP in August 1999. Our inventory of coated groundwood paper was slightly lower than 1998 levels.

Directory Paper Directory paper prices generally change similarly to newsprint pricing, but with a lag due to the contract nature of the directory business. Bowater's average transaction price for directory paper decreased 7% in 1999 compared with 1998. Shipments of our directory paper decreased 45% as a result of the sale of GNP in August 1999. Subsequent to the sale of GNP, we no longer produce or market directory paper.

Market Pulp World pulp markets continued to improve throughout the year, reflecting tight supply conditions and improved demand. NORSCAN (United States, Canada, Finland, Norway and Sweden) shipments of market pulp for 1999 increased 7% compared with 1998, and inventories declined to 1.1 million metric tons, or a 17-day supply. As a result of these strong market conditions, Bowater implemented several market pulp price increases throughout 1999 and announced additional price increases of $30 per metric ton effective January 1, 2000 and $40 per metric ton effective April 1, 2000. The average transaction price for our market pulp increased 6% compared with 1998. Our shipments increased 51% in 1999 compared with last year, primarily due to the acquisition of Avenor in July 1998. Our market pulp inventories declined significantly at the end of 1999 compared with the end of 1998.

Lumber United States demand for lumber was robust in 1999. Lumber pricing peaked at midyear, supported by 1999 housing starts of approximately 1.7 million units, the highest level since 1986. Prices stabilized in the fourth quarter, returning to beginning of year levels by the end of 1999. Bowater's average transaction price for lumber in 1999 was 4% higher than in 1998. Our shipments of lumber declined slightly, due primarily to the sale of the Pinkham Lumber Company in March 1999. This decrease was partially offset by higher production rates at our sawmills and the inclusion of production from the Avenor sawmill acquired in July 1998.

Timber Demand was mixed across Bowater's timber operations. Despite an increase in higher-value sawtimber, average transaction prices declined 8% compared with 1998 prices due to lower demand in the southeast United States timber markets and our sale of timberlands in the state of Maine. Shipments of our timber products increased 10% in 1999 compared with 1998, due to benefits from an increased focus on external sales and productivity gains through more intensive forest management practices.

                           BOWATER 1999 ANNUAL REPORT

                         BUSINESS AND FINANCIAL REVIEW


Divisional Performance:

Net Sales by Division(1):

(In millions)              1999          1998
------------------------------------------------
Newsprint                $1,524.0       $1,356.6
Coated Paper                467.0          474.1
Forest Products             141.4          147.1
Corporate/
other eliminations            2.3           17.2
------------------------------------------------
Total net sales          $2,134.7       $1,995.0
================================================

Operating Income (Loss) by Division(1):

(In millions)              1999          1998
-----------------------------------------------
Newsprint               $  (98.0)      $   32.4
Coated Paper                72.2          107.4
Forest Products            320.9           67.0
Corporate/
other eliminations         (51.1)         (44.7)
-----------------------------------------------
Total operating
income                  $  244.0       $  162.1
===============================================

(1) Financial results for the production and sale of market pulp are included in the Newsprint Division and the Coated Paper Division. The Pulp Division is responsible for the marketing and distribution of the product and its administrative expenses are included in "Corporate/other eliminations."

Newsprint Division Net sales for the Division increased during the year, from $1.4 billion to $1.5 billion, primarily as a result of the acquisition of Avenor and a South Korean newsprint mill in July 1998. This increase was mostly offset by lower transaction prices for newsprint and the sale of GNP in August 1999. See the previous discussions of the newsprint, directory paper and market pulp product line results. Operating income in 1999 decreased $130.4 million from $32.4 million in 1998 to a loss of $98.0 million. During 1999, the Division recorded a pre-tax impairment charge of $92.0 million and a pre-tax loss of $47.1 million on the sale of GNP. Included in the 1998 results was a pre-tax impairment charge of $119.6 million. Without these charges, operating income decreased $110.9 million. This decrease was due to lower transaction prices for newsprint and directory paper and higher operating costs as a result of market-related downtime, which were partially offset by higher transaction prices for market pulp and the realization of acquisition synergies.

Coated Paper Division Net sales decreased $7.1 million in 1999 compared with 1998, from $474.1 million to $467.0 million, primarily the result of lower transaction prices for newsprint and coated groundwood paper. This decrease was partially offset by higher average prices for market pulp and increased sales volume. See the previous discussions of the newsprint, coated groundwood and market pulp product line results. Operating income for the Division decreased $35.2 million, from $107.4 million to $72.2 million, primarily the result of lower transaction prices for newsprint and coated groundwood, partially offset by higher average transaction prices for market pulp and increased sales volume.

Forest Products Division Net sales for the Division in 1999 decreased $5.7 million compared with 1998, from $147.1 million to $141.4 million. This decrease was due primarily to the sale of Pinkham Lumber and timberlands in the states of Maine, North Carolina and South Carolina. See the previous discussions of the lumber and timber product line results. Comparing the same periods, operating income increased $253.9 million. Operating income for 1999 includes pre-tax gains on land sales of $272.5 million compared with a pre-tax gain of $21.1 million for 1998. Excluding the land sale gains, operating income increased $2.4 million. This increase was due primarily to higher transaction prices for lumber, offset partially by lower transaction prices for timber.

Corporate/Other Eliminations Included in this category are general and administrative expenses, as well as limited market pulp sales from the Gold River pulp mill, which was permanently closed in February 1999. General and administrative expenses for 1999 increased $6.4 million compared with 1998, primarily due to the inclusion of the Pulp Division and other administration expenses resulting from the purchase of Avenor in July 1998.

Interest and Other Income and Expenses:

Interest expense increased 29% in 1999, from $98.4 million to $126.7 million, due to the increase in debt related to the Avenor acquisition. Interest income decreased from $17.5 million in 1998 to $7.7 million in 1999, due to lower average investment balances in 1999.

During 1999, Bowater incurred pre-tax foreign exchange gains of $33.4 million compared with $29.7 million of foreign exchange losses in 1998. These gains primarily relate to marking to market foreign exchange contracts in our Canadian dollar hedging program during 1999 as the Canadian dollar strengthened against the United States dollar. In 1998, we recorded a net pre-tax charge of $20.1 million related to currency options and forward contracts on the Canadian dollar and Korean won and recorded a charge of $15.0 million for a reserve against a long-term note receivable. All of these amounts are included on the line titled "Other, net" in the Consolidated Statement of Operations.

                          BOWATER 1999 ANNUAL REPORT

Provision for Income Taxes:

The effective tax rate in 1999 was 46%. This rate is lower compared with 1998 due to the lower level of profits in 1998. In 1999 and 1998, the effective tax rates were higher compared with prior years due to adjustments made to the tax provisions to reflect the non-deductibility of certain charges and allowances for tax benefits not expected to be realized.

Fourth Quarter of 1999:

Net income in the fourth quarter of 1999 was $20.4 million, or $0.38 per diluted share, on net sales of $525.0 million. This compares with net income in the fourth quarter of 1998 of $25.9 million, or $0.45 per diluted share, on net sales of $639.2 million.

In 1999, Bowater began reporting "Net gain on sale of assets" and capital tax expense as components of operating income. Operating income in 1998 was adjusted to conform to the 1999 presentation. Operating income for the fourth quarter of 1999 was $73.5 million, which included net gains on the sale of assets of $27.0 million. In the fourth quarter of 1999, Calhoun Newsprint Company (CNC), a majority-owned subsidiary of Bowater, sold approximately 140,000 acres of timberlands in North Carolina and South Carolina for $173.2 million (before expenses of $1.1 million). Bowater received $26.2 million in cash and $145.9 million in notes. We recorded the transaction as an installment sale and as of December 31, 1999, recorded a pre-tax gain of $17.4 million. Other timberland sales during the quarter resulted in an additional pre-tax gain of $1.4 million. Also in the fourth quarter, we recorded closing adjustments on the sale of GNP, resulting in a reduction of $8.1 million to the pre-tax loss previously recorded. Excluding these gains, operating income for the fourth quarter of 1999 was $46.5 million compared with $76.1 million in the fourth quarter of 1998. The decrease in operating income was due to a 10% decrease in the average transaction price of newsprint and lower shipments of newsprint, market pulp and coated groundwood paper in the fourth quarter of 1999. Our cost of sales was lower in the fourth quarter of 1999, reflecting the lower shipments.

Liquidity and Capital Resources: 1999 Compared with 1998

Bowater's cash, cash equivalents and marketable securities balance at year-end 1999 was $26.8 million, a decrease of $32.7 million from $59.5 million at year-end 1998.

Cash and cash equivalents decreased $33.6 million, from $58.3 million at year-end 1998 to $24.7 million at year-end 1999. Bowater generated $147.0 million of cash from operations and $258.7 million of cash from investing activities, while it used $439.3 million for financing activities. Aside from cash flow from operations, capital expenditures and changes in investments and borrowings, Bowater had several other significant cash transactions during 1999. Cash proceeds include $382.2 million from the sale of 1.8 million acres of timberlands in Maine, North Carolina and South Carolina and $108.0 million from the sale of GNP. Cash payments were made for the following purposes: (1) $37.4 million on the maturity of Canadian currency hedging contracts; (2) $15.9 million for quarterly dividends to the minority shareholder of CNC; (3) $65.9 million for the redemption of the 7.50% Convertible Unsecured Subordinated Debentures; (4) $26.4 million for the redemption of the remaining shares of 8.40% Series C Preferred Stock; and (5) $109.2 million for common stock purchases.

Cash from Operating Activities:

Bowater generated cash of $147.0 million from operating activities in 1999, compared with $274.1 million in 1998. The decrease of $127.1 million in 1999 reflects lower operating income (excluding the gains from the sale of timberlands) in 1999 due to lower transaction prices for our newsprint and coated groundwood paper products. Working capital needs were also higher in 1999 by $46.9 million.

Cash from Investing Activities:

Cash from investing activities in 1999 was $258.7 million versus a cash outflow of $408.0 million in 1998. Bowater had significantly different investing activities in 1999 versus 1998. In 1998, we acquired Avenor and a South Korean newsprint mill for a total cash outflow of $876.0 million and sold the Dryden white paper mill for proceeds of $532.5 million shortly after the Avenor acquisition. In 1999, we sold GNP, resulting in cash proceeds of $108.0 million, and 1.6 million acres of timberlands in the state of Maine for net proceeds of $356.0 million. An additional 140,000 acres of timberlands were sold in North Carolina and South Carolina for $173.2 million (before expenses of $1.1 million). We received cash of $26.2 million and recorded notes receivable of $145.9 million. In 1998, we sold 26,000 acres of timberlands resulting in proceeds of $30.9 million. Capital expenditures in 1999 totaled $198.5 million, $24.7 million lower than 1998 capital expenditures of $223.2 million. Capital expenditures were higher in 1998 due to the modernization of the Calhoun, Tennessee, newsprint facility. We anticipate capital spending of approximately $250.0 million in 2000. Cash paid on the maturity of hedging contracts in our Canadian dollar hedging program totaled $37.4 million in 1999 versus $27.9 million in 1998. Also in 1998, we purchased Canadian dollar option contracts for the

                          BOWATER 1999 ANNUAL REPORT

                         Business and Financial Review


pending acquisition of Avenor for $22.7 million. Cash invested in marketable securities in 1999 was $10.6 million compared with $41.9 million in 1998, while cash from the maturity of marketable securities in 1999 was $9.7 million compared with $217.4 million in 1998.

Several years ago, Bowater undertook an initiative to eliminate non-strategic assets, including non-strategic timberland tracts. Since 1996, we have sold approximately 2.2 million acres of timberlands throughout the United States and Canada, with cash proceeds totaling approximately $415.0 million. Currently, we own or lease 1.8 million acres of timberlands in the United States and Canada and have timber cutting rights on an additional 14.2 million acres in Canada. Our Forest Products Division periodically reviews timberland holdings and sells timberlands considered to be non-strategic tracts.

Cash from Financing Activities:

Cash flow used for financing activities was $439.3 million in 1999, $402.8 million higher than the amount spent in 1998. During 1999, Bowater made net payments of $195.0 million on its short-term credit facility while, in 1998, we had net borrowings of $206.3 million, which were used to partially fund the Avenor and South Korean newsprint mill acquisitions. In 1999, we also reduced our long-term borrowings by $27.6 million, which included a payment of $8.0 million on our 8.25% Notes and a repurchase of $13.9 million (including premium and accrued interest) of our 9.25% Debentures. In January 2000, we repurchased an additional $19.8 million of our 9.25% Debentures. In 1998, we repaid $91.1 million of our long-term borrowings, which included $75.9 million on our 10.25% Debentures. During 1999, we received cash proceeds of $32.8 million from revenue bonds issued by the Industrial Development Board of the County of McMinn, Tennessee, in conjunction with the modernization of our Calhoun, Tennessee, newsprint facility. Cash dividends in 1999 of $60.6 million were slightly lower than 1998.

In April 1999, Bowater completed its 1997 stock repurchase program, purchasing a total of 4.1 million shares at a cost of $165.1 million. Of this total, 1.4 million shares were purchased during 1999 at a cost of $57.4 million. In May 1999, the Board of Directors authorized a new stock repurchase program, allowing us to repurchase up to an additional 5.5 million shares. As of December 31, 1999, we purchased 1.0 million shares at a total cost of $51.8 million. In 1998, we purchased 2.4 million shares of our common stock at a total cost of $98.1 million under the previous stock repurchase program.

In February 1999, Bowater redeemed for $26.4 million in cash all of the remaining outstanding shares (and related 1.06 million depositary shares) of its 8.40% Series C Cumulative Preferred Stock, par value $1 per share. The Series C Stock was redeemed for cash of $100.56 per share of Series C Stock ($25.14 per depositary share), which is equal to $100 per share of Series C Stock ($25.00 per depositary share) plus accrued and unpaid dividends to, but not including, the redemption date.

Also in February 1999, Bowater Pulp and Paper Canada Inc. (BPPCI) redeemed for cash all of its outstanding 7.50% Convertible Unsecured Subordinated Debentures, due February 8, 2004. Prior to redemption and at the option of each holder, each C$100 principal amount of the Debentures was convertible into either (1) 2.191 exchangeable shares of Bowater Canada Inc. (BCI, an indirect wholly owned subsidiary of Bowater) or (2) C$79.54 together with 1.0955 of the exchangeable shares. As a result of the redemption and conversions immediately prior to the redemption, BPPCI paid $65.9 million in cash, and BCI issued 1.4 million exchangeable shares.

We continually consider various options for the use of our cash, including internal capital investments, share repurchases, investments to grow our primary product lines and additional debt reductions.

Dispositions

In March 1999, Bowater completed the sale of 981,000 acres of timberlands in the state of Maine and Pinkham Lumber for $216.5 million. In April 1999, we completed the sale of 650,000 acres of timberland in the state of Maine for $150.0 million. We recorded a pre-tax gain on these transactions of $253.7 million, or $2.81 per diluted share after tax.

In August 1999, we completed the sale of GNP for $250.0 million, consisting of cash ($108.0 million, net of expenses), a note ($10.0 million) and the assumption of certain liabilities ($130.0 million). We recorded a pre-tax loss of $47.1 million, or $0.58 per diluted share after tax on the sale.

In November 1999, CNC sold 140,000 acres of timberlands in North Carolina and South Carolina for $173.2 million (before expenses of $1.1 million). We received $26.2 million in cash and $145.9 million in notes. We recorded the transaction as an installment sale and as of December 31, 1999, recorded a pre-tax gain of $17.4 million, or $.09 per diluted share after tax and minority interest.

Environmental Items

Bowater is subject to a variety of federal, state and provincial environmental laws and regulations in the jurisdictions in which it operates. We believe our operations are in substantial compliance with current applicable environmental laws and regulations.

                          BOWATER 1999 ANNUAL REPORT

In April 1998, the United States Environmental Protection Agency (EPA) promulgated new air and water quality regulations for the paper industry. These regulations, known as the "Cluster Rule," are aimed at further reductions of certain environmental emissions. Programs are underway to bring Bowater's facilities at Calhoun, Tennessee, and Catawba, South Carolina, into compliance with these future regulations. We anticipate spending approximately $150 to $200 million over the next five years to comply with the new air quality standards and the new effluent guidelines, with the majority of this capital expected to be spent at our Catawba facility. We are considering an expanded project at Catawba to include additional capital for the modernization of a major portion of its kraft mill. This expanded project would allow the mill to comply with the new regulations as well as improve its overall operating efficiencies. Although cost estimates for the expanded project are not yet final, the amount that will be spent to comply with environmental regulations for the new air and water standards at this site is included in the above estimate of approximately $150 to $200 million.

Bowater recently approved an expenditure of approximately $88.0 million to install a new kraft recovery boiler at our Thunder Bay, Ontario, facility. When this recovery boiler is operational in mid-2001, it will improve the facility's rate of discharge for both air and particulate emissions, as well as improve mill operating efficiencies. This amount is not included in the estimate above.

In addition to the projects mentioned above, we anticipate spending approximately $15.0 to $20.0 million of capital per year for all of our facilities for the foreseeable future to maintain compliance with existing environmental regulations. While it is difficult to predict with certainty the nature of future environmental regulations, we believe that we will not be at a competitive disadvantage in meeting future United States, Canadian or Korean standards.

Bowater is not involved in any proceeding under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that it believes will result in liabilities that will have a material adverse effect on future cash flow, financial condition or results of operations.

Year 2000 Compliance

During the past three years, Bowater concentrated its efforts on defining and minimizing risks associated with its computerized systems in anticipation of the year 2000. Comprehensive reviews of our business systems, manufacturing systems, safety and environmental related systems, business partners, customers and suppliers were completed during 1999. This included testing and implementing corrective measures. During 1999, we also developed and tested contingency plans covering all significant business functions and sites for use in 2000 and beyond in the event any aspect of our year 2000 compliance program proves to be ineffective in resolving year 2000 compliance issues. As of March 1, 2000, we have not experienced any year 2000 transition problems. The total amount spent on year 2000 remediation was approximately $7.9 million, excluding internal costs such as payroll costs for our information systems group.

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

We are required to adopt this standard by the first quarter of 2001. We have not yet assessed the impact this standard will have on our financial condition or results of operations at the time of adoption; however, the impact will ultimately depend on the amount and type of derivative instruments we hold at the time of adoption.

Historical Reference: Results of Operations 1998 Compared with 1997

Bowater's net loss for 1998 was $18.5 million, or $0.44 per diluted share, compared with net income of $53.7 million, or $1.25 per diluted share, in 1997. Included in the net loss for 1998 were after-tax non-operating charges of $88.0 million, or $1.85 per diluted share, to reduce the book value of assets at our Millinocket, Maine, mill in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long- Lived Assets to Be Disposed Of," and to record a reserve against a long-term note receivable. Operating income was $162.1 million in 1998 on net sales of $2.0 billion, compared with $136.5 million on net sales of $1.5 billion in 1997. The increases in operating income and net sales were primarily due to the inclusion of two newly acquired operations for a portion of the year. We acquired Avenor on July 24, 1998, and a South Korean newsprint mill on July 15, 1998.

Presented below is a discussion of each significant product line followed by a discussion of the results of each of the reported divisions.

Product Line Information:

Newsprint In 1998, conditions in the newsprint market were affected by labor strikes in Canada and financial and economic difficulties in key Asian markets. Approximately 1.0 million metric tons of newsprint capacity were impacted in 1998 by labor strikes at two large Canadian newsprint producers. The reduction in supply caused

                          BOWATER 1999 Annual Report

                         BUSINESS AND FINANCIAL REVIEW


by these strikes was offset by the economic problems that plagued Asia throughout the year. This resulted in North American newsprint exports that were down 22% for the year and newsprint imports to the United States that were more than double the 1997 level as United States producers for the Asian market redirected their tonnage to other regions. Total United States demand for newsprint and United States consumption increased in 1998 compared with 1997. Despite this, North American newsprint producer inventories at year-end also increased when compared with the end of 1997, while year-end inventories at United States daily newspapers decreased slightly. Bowater announced a newsprint price increase for April 1998 and then postponed it to later in the year. Although partially implemented by the fourth quarter, we rescinded it after settlement of the labor strikes at our competitors' mills in Canada. Our average newsprint transaction price in 1998 was 4% higher than in 1997, reflecting a full year of the price increases that we implemented in 1997. Our shipments were 46% higher in 1998 versus 1997, and our inventories were also higher due to the inclusion, beginning in the third quarter, of Avenor and the South Korean newsprint mill.

Coated Groundwood In the first half of 1998, the coated groundwood paper market continued to benefit from the improved environment of 1997. During the year, end-use markets grew with the catalog segment increasing 6% (measured by standard A mail weight) and magazine publishers increasing advertising pages by 2%. The second half of 1998, however, was marked by declines in coated groundwood paper pricing as the supply of coated groundwood paper outpaced demand due to a higher volume of coated groundwood paper imports and increased capacity among producers of competing printing and writing papers. Comparing the full year of 1998 with 1997, United States coated groundwood shipments for the industry decreased 3% while United States coated groundwood producer inventory levels increased an average of 4%. In January 1998, Bowater successfully implemented a $60 per ton price increase. Our quarterly average coated groundwood transaction price for the first three quarters of 1998 was relatively unchanged following the January price increase, while the fourth quarter average price declined due to the higher supply versus demand. Compared with 1997, our average transaction price for 1998 was 14% higher, while shipments increased slightly. Our coated groundwood inventory at the end of 1998 was at its lowest level since 1992.

Directory Paper Sales of Bowater's directory products in 1998 were at essentially the same levels as in 1997. Our average directory paper transaction price decreased 2% compared with 1997, reflecting the relatively stable market environment for directory papers in 1998. Directory prices generally trend similarly to newsprint pricing, but with a lag due to the contractual nature of the directory business.

Market Pulp World pulp markets experienced difficult conditions during 1998 as the effect of the Asian economic crisis impacted operating rates, shipments and prices. During the first quarter, demand for market pulp was unchanged compared to the first quarter of 1997. In the second and third quarters, the full impact of the Asian crisis reduced demand, as NORSCAN (United States, Canada, Finland, Norway and Sweden) shipments to the Asian region decreased approximately 30% compared with the respective quarters in 1997. Despite reduced industry operating rates of 87% during the second and third quarters of 1998, inventories at the end of the third quarter increased by 230,000 metric tons compared with the third quarter of 1997. In the fourth quarter, demand from the Asian region increased; however, this demand did not make up the shortfall created in the previous quarters. NORSCAN shipments for 1998 decreased 4% compared with 1997, with the majority of the decrease coming from the Asian region. NORSCAN inventories ended the year at 1.6 million metric tons, or a 27-day supply, down from a 31-day supply in December 1997. As a result of these market conditions, Bowater's market pulp average transaction price in 1998 decreased 5% compared with 1997. Our shipments increased 66% in 1998, compared with last year, primarily due to the Avenor acquisition.

Lumber United States lumber prices declined throughout 1998 as supply outpaced demand. Indicators for the United States market were positive, with 1998 housing starts increasing to 1.6 million units from 1.4 million units in 1997, and expenditures for the repair and remodeling markets also increasing in 1998. These positive indicators were offset by a steep decline in Japanese housing construction caused by the Asian economic crisis. This decrease in export demand resulted in a 36% reduction in exports through the first 10 months of 1998 compared to the year ago period and a reduction in export lumber prices as well. United States consumption in 1998, although strong, was not able to absorb the excess supply. Bowater's average lumber transaction price declined throughout the year and was 18% lower in 1998 than in 1997. Our shipments were 17% higher in 1998 versus 1997, primarily due to the inclusion of lumber from the newly acquired Canadian operations and higher production rates.

                          BOWATER 1999 ANNUAL REPORT

Timber Demand for Bowater's timber products remained strong in 1998. Average transaction prices for our primary species of southern pine and spruce-fir increased compared with 1997. This increase was partially offset by a change in mix that caused 1998 pricing in total to be only slightly higher than 1997. Our shipments in 1998 also increased compared with 1997, mainly from the inclusion of timber products from the Avenor acquisition and the application of intensive forest management practices. Our operating income per acre increased 14% in 1998 compared with 1997.

Divisional Performance:

Net Sales by Division(1):

  (In millions)                                 1998           1997
-----------------------------------------------------------------------
  Newsprint &
  Directory                                  $ 1,356.6      $    886.8
  Coated Paper                                   474.1           458.4
  Forest Products                                147.1           139.8
  Corporate/
  other eliminations                              17.2            (0.5)
 ----------------------------------------------------------------------
   Total net sales                           $ 1,995.0      $  1,484.5
 ======================================================================

Operating Income (Loss) by Division(1):

   (In millions)                                1998           1997
-----------------------------------------------------------------------
  Newsprint &
  Directory                                  $     32.4     $     30.0
  Coated Paper                                    107.4           91.2
  Forest Products                                  67.0           58.2
  Corporate/
  other eliminations                              (44.7)         (42.9)
-----------------------------------------------------------------------
   Total operating
   income                                    $    162.1     $    136.5
=======================================================================

(1) Financial results for the production and sale of market pulp are included in the Newsprint & Directory Division and the Coated Paper Division. The Pulp Division is responsible for the marketing and distribution of the product and its administrative expenses are included in "Corporate/other eliminations."

Newsprint & Directory Division In July 1998, this Division added five new manufacturing sites with the acquisitions of Avenor and a South Korean newsprint mill. Net sales for the Division increased 53% during the year, from $886.8 million in 1997 to $1.4 billion in 1998, primarily as a result of adding the new sites, aided by slightly higher average prices for newsprint and coated groundwood paper and offset by slightly lower average prices for market pulp and directory paper. See the previous discussion of product line results. Operating costs in 1998 increased from $856.8 million in 1997 to $1.3 billion, primarily as a result of adding the new sites. Operating income in 1998 increased 8% from $30.0 million in 1997 to $32.4 million, primarily as a result of increased shipments of newsprint and market pulp from the acquisitions, offset by a $119.6 million pre-tax charge to reduce the book value of assets at the Division's Millinocket, Maine, mill.

Coated Paper Division Net sales increased by 3% in 1998 compared with 1997, from $458.4 million to $474.1 million, primarily the result of marginally higher average prices for newsprint and coated groundwood paper and offset by lower average prices for market pulp. See the previous discussion of product line results. Comparing the same periods, operating costs decreased slightly, while operating income increased 18% from $91.2 million to $107.4 million, primarily as a result of higher average coated groundwood paper prices.

Forest Products Division This Division was formed in mid-1997. Financial results for 1997 have been restated on a pro forma basis for comparative purposes.
Prior to 1997, the woodlands operations were part of the other Divisions. In July 1998, the Avenor acquisition added approximately 475,000 acres of freehold timberland, three sawmills and over 18 million acres of cutting rights in Canada. In the third quarter of 1998, a white paper mill and two sawmills were sold along with 4.3 million acres of cutting rights. In the fourth quarter of 1998, the Division entered into contracts to sell approximately 1.6 million acres of land and a sawmill in Maine for $366.5 million. These sales were completed in the first quarter of 1999. Net sales for the Division in 1998 increased 5% compared with 1997, from $139.8 million to $147.1 million. See the previous discussion of product line results. Comparing the same periods, operating costs increased primarily due to the inclusion of the Avenor operations. Operating income increased 15% in 1998 compared with 1997, from $58.2 million to $67.0 million, primarily due to a 1998 gain on the sale of timberlands of $21.1 million, partially offset by lower sawmill profitability.

                          BOWATER 1999 ANNUAL REPORT

                         BUSINESS AND FINANCIAL REVIEW


Corporate/Other Eliminations Included in this category are general and administrative expenses as well as market pulp sales from the Gold River pulp mill, which was permanently closed in February 1999. Losses on the sales of market pulp were partially offset by lower general and administrative expenses.

Interest and Other Income
and Expenses:

Interest expense increased 46% in 1998, from $67.5 million to $98.4 million, due to the increase in debt related to the Avenor acquisition. Interest income decreased from $21.6 million in 1997 to $17.5 million in 1998, due to lower average investment balances in 1998. The cash from the maturity of marketable securities was used to partially fund the acquisitions of Avenor and a South Korean newsprint mill.

During 1998, Bowater incurred pre-tax foreign exchange losses of $29.7 million compared with $2.1 million in 1997. This loss primarily relates to marking to market foreign exchange contracts that were acquired upon the acquisition of Avenor. Also in 1998, we recorded a net pre-tax charge of $20.1 million related to currency options and forward contracts on the Canadian dollar and Korean won that were purchased to hedge a substantial portion of the acquisition prices of Avenor and a South Korean newsprint mill. Both of these charges are included in "Other, net" in the Consolidated Statement of Operations along with a charge of $15.0 million for a reserve against a long-term note receivable.

Provision for Income Taxes:

The effective tax rate in 1997 was 37%. In 1998, the effective tax rate was much higher due to adjustments made to the tax provision to reflect the non-deductibility of certain charges and allowances for tax benefits not currently expected to be realized.

Liquidity and Capital Resources: 1998 Compared with 1997

Bowater's cash, cash equivalents and marketable securities balance at year-end 1998 was $59.5 million, a decrease of $346.0 million from $405.5 million at year-end 1997.

Cash and cash equivalents decreased to $58.3 million at year-end 1998, from $228.7 million at year-end 1997, a decrease of $170.4 million. Bowater generated $274.1 million of cash from operations while we used $408.0 million for investing activities and $36.5 million for financing activities. Aside from cash flow from operations, capital expenditures and changes in investments and borrowings, we had several other significant cash transactions since December 31, 1997. These transactions include: cash paid of $675.0 million for the purchase of Avenor; cash paid of $201.0 million for the purchase of a South Korean newsprint mill; the sale of a white paper mill and related assets (formerly owned by Avenor) with cash proceeds of $532.5 million; the sale of 26,000 acres of non-strategic timberlands with cash proceeds of $30.9 million; the purchase of currency options on the Canadian dollar for $22.7 million to hedge our acquisition of Avenor; cash of $27.9 million paid on the maturity of hedging contracts; cash of $24.3 million for quarterly dividend payments to the minority shareholder of CNC; cash of $75.9 million for the tender offer of the 10.25% Debentures; and common stock purchases requiring cash of $98.1 million.

Cash from Operating Activities:

Bowater generated cash of $274.1 million from operating activities in 1998, compared with $195.6 million in 1997. The increase of $78.5 million reflects the additional volumes of product sold as a result of the acquisitions, offset by $25.5 million of higher working capital needs.

Cash from Investing Activities:

Cash used for investing activities in 1998 was $408.0 million versus a cash inflow of $72.7 million in 1997. Excluding the acquisition of Avenor and a South Korean newsprint mill, capital expenditures in 1998 totaled $223.2 million.
This was significantly higher than the year ago spending of $99.6 million, primarily due to the modernization of the Calhoun, Tennessee, newsprint facility. In July 1998, we acquired Avenor and a South Korean newsprint mill, requiring total cash outflows of $876.0 million. During the third quarter, we sold the white paper mill and related assets formerly owned by Avenor for $532.5 million. Earlier in the year, we also sold 26,000 acres of non-strategic timberlands resulting in proceeds of $30.9 million. In 1998, we realized a net cash flow of $175.5 million from the maturity of marketable securities compared with $168.6 million in 1997. Offsetting this was a cash outflow of $22.7 million for the purchase of currency options on the Canadian dollar to hedge our acquisition of Avenor and $27.9 million of cash paid upon the maturity of hedging contracts with a nominal value of $359.0 million, which were part of a $1.6 billion hedging program maintained by Avenor prior to the acquisition.

Several years ago, Bowater undertook an initiative to eliminate non-strategic assets, including non-strategic timberland tracts. From 1995 through 1998, we sold 148,000 acres of timberlands throughout the United States and Canada with gross proceeds totaling approximately $153.9 million. Our Forest Products Division periodically reviews timberland holdings and sells timberlands considered to be non-strategic tracts.

Cash from Financing Activities:

Cash flow used for financing activities was $36.5 million in 1998, $88.4 million lower than the amount spent in 1997. During 1998, Bowater borrowed $766.3 million, net of financing fees, from its $1.0 billion credit

                          BOWATER 1999 ANNUAL REPORT
facility mainly to fund the acquisition of Avenor. During the year, we repaid $560.0 million of the borrowing. On December 31, 1998, the amount outstanding on the credit facility totaled $210.0 million. Cash dividends in 1998 of $62.1 million were slightly higher than 1997. In November 1997, we announced the adoption of a new stock repurchase program, authorizing us to repurchase up to
4.1 million shares of our outstanding common stock in the open market or in privately negotiated transactions subject to normal trading restrictions. As of December 31, 1998, we had purchased 2.6 million shares at a total cost of $107.7 million, of which 2.4 million shares were purchased at a cost of $98.1 million in 1998. As of March 1, 1999, an additional 622,700 shares were purchased at a cost of $24.8 million. In 1997, we purchased a total of 1.6 million shares at a cost of $66.8 million. Cash received from the exercise of stock options in 1998 was $17.7 million lower than in 1997. Also in 1997, we redeemed for cash the remaining 500,000 outstanding shares of LIBOR Preferred Stock at a cost of $25.0 million. Bowater continues to consider the most effective use of its cash to be for internal capital investments, share repurchases, investments to grow the company's primary product lines and additional debt reductions.

During 1998, Bowater repaid $91.1 million of its long-term borrowings versus $1.8 million in 1997. On December 18, 1998, BPPCI completed an offer to purchase its outstanding 10.25% Debentures due 2003 and accepted for purchase approximately $65.0 million of the $72.0 million principal amount of Debentures previously outstanding, for an aggregate purchase price of $75.9 million ($1,169.31 per $1,000 principal amount, plus accrued interest). Additionally, BPPCI received the required number of consents of holders of the remaining outstanding Debentures to execute an amendment that eliminates a covenant that limited BPPCI's ability to pay cash dividends. BPPCI has executed a supplemental indenture effecting the elimination of this covenant. These actions will allow for more flexible management of cash across the entire Bowater organization.

In February 1999, Bowater redeemed for $26.6 million in cash all of the remaining outstanding shares (and related 1.06 million depositary shares) of its 8.40% Series C Cumulative Preferred Stock, par value $1 per share. The Series C Stock was redeemed for cash of $100.56 per share of Series C Stock ($25.14 per depositary share), which is equal to $100 per share of Series C Stock ($25.00 per depositary share) plus accrued and unpaid dividends to, but not including, February 8, 1999.

Also in February 1999, BPPCI redeemed for cash all of its outstanding 7.50% Convertible Unsecured Subordinated Debentures, due February 8, 2004 (originally issued in the aggregate principal amount of C$125.4 million). BPPCI will benefit from the reduction of interest expense associated with the Debentures. Prior to redemption and at the option of each holder, each C$100 principal amount of the Debentures was convertible into either (1) 2.191 exchangeable shares of BCI or
(2) C$79.54 together with 1.0955 of the exchangeable shares. As a result of the redemption and conversions immediately prior to the redemption, BPPCI paid
$65.9 million in cash, and BCI issued 1.4 million exchangeable shares.

Acquisitions and Dispositions in 1998

On July 15, 1998, Bowater completed the acquisition of a newsprint mill located on the southwest coast of South Korea. Using our existing cash reserves, we purchased the production assets of the mill for $201.0 million and prepaid the majority of the current accounts payable for $22.0 million as required by the court in the seller's bankruptcy proceedings. Upon acquisition, the South Korean newsprint mill was free and clear of all indebtedness.

On July 24, 1998, we completed the acquisition of Avenor. The purchase price, including assumed debt, totaled $2.37 billion (C$3.54 billion), or $23.46 (C$35.00) per Avenor common share. We utilized approximately $168.0 million of our existing cash reserves and approximately $625.0 million of our new $1.0 billion credit facility to fund the cash portion of the transaction. In addition, we issued 12.3 million common shares, and our indirect wholly owned subsidiary, BCI, issued 3.8 million exchangeable shares to fund the equity portion of the transaction. Exchangeable shares are exchangeable on a one-for-one basis for Bowater Incorporated common stock.

On September 30, 1998, Bowater sold the white paper mill and related assets in Dryden, Ontario, which were acquired as part of the acquisition of Avenor. A substantial portion of the proceeds of $532.5 million was used to repay our borrowings under the $1.0 billion credit facility.

In October 1998, Bowater announced that its Gold River pulp mill in British Columbia, which had been shut down since August 1998 due to market conditions, would be permanently closed effective February 16, 1999. The costs associated with closing this facility ($40.0 million after tax), which was acquired as part of the Avenor acquisition, were recorded as an adjustment to the cost of the acquisition by increasing goodwill.

                          BOWATER 1999 ANNUAL REPORT

                     CONSOLIDATED STATEMENT OF OPERATIONS



(In millions, except per-share amounts)
Years ended December 31,                                             1999           1998           1997
----------------------------------------------------------------------------------------------------------
Sales                                                            $ 2,311.7       $ 2,142.7       $ 1,598.9
Distribution costs                                                   177.0           147.7           114.4
----------------------------------------------------------------------------------------------------------
   NET SALES                                                       2,134.7         1,995.0         1,484.5
Cost of sales                                                      1,625.2         1,422.2         1,106.8
Depreciation, amortization and cost of timber harvested              300.2           229.6           169.8
Selling and administrative expense                                    98.7            82.6            72.2
Impairment of assets                                                  92.0           119.6              --
Net gain on sale of assets                                           225.4            21.1             0.8
----------------------------------------------------------------------------------------------------------
   OPERATING INCOME                                                  244.0           162.1           136.5
Other expense (income):
   Interest income                                                    (7.7)          (17.5)          (21.6)
   Interest expense, net of capitalized interest                     126.7            98.4            67.5
   Other, net                                                        (30.8)           65.6             1.1
----------------------------------------------------------------------------------------------------------
   INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS                 155.8            15.6            89.5
Provision for income tax expense                                      71.5            25.9            33.1
Minority interests in net income of subsidiaries                       5.6             8.2             2.7
----------------------------------------------------------------------------------------------------------
   NET INCOME (LOSS)                                                  78.7           (18.5)           53.7
----------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax:
   Foreign currency translation adjustments                            2.8            (4.1)           (2.5)
   Minimum pension liability adjustments,
      net of taxes of $5.0, $6.0 and $0.4, respectively                7.8            (9.3)           (0.6)
----------------------------------------------------------------------------------------------------------
   COMPREHENSIVE INCOME (LOSS)                                   $    89.3       $   (31.9)      $    50.6
----------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
Basic earnings per common share:
    Net income (loss)                                            $    1.43       $   (0.44)      $    1.26
----------------------------------------------------------------------------------------------------------
    Average common shares outstanding                                 54.2            47.6            40.3
----------------------------------------------------------------------------------------------------------
Diluted earnings per common share:
    Net income (loss)                                            $    1.41       $   (0.44)      $    1.25
----------------------------------------------------------------------------------------------------------
    Average common and common equivalent shares outstanding           55.0            47.6            40.8
----------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                          BOWATER 1999 ANNUAL REPORT

                          CONSOLIDATED BALANCE SHEET


(In millions, except share amounts)
At December 31,                                                                                      1999           1998
-------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                                    $     24.7     $     58.3
   Marketable securities                                                                               2.1            1.2
   Accounts receivable, net                                                                          314.3          372.4
   Inventories                                                                                       145.4          186.3
   Other current assets                                                                               46.0           77.8
-------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                                           532.5          696.0
-------------------------------------------------------------------------------------------------------------------------
   Timber and timberlands                                                                            283.2          472.8
   Fixed assets, net                                                                               2,581.3        2,885.2
   Notes receivable                                                                                  146.0             --
   Goodwill                                                                                          870.6          921.7
   Other assets                                                                                      138.6          116.3
-------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                              $  4,552.2     $  5,092.0
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current installments of long-term debt                                                       $     35.5     $     86.2
   Short-term bank debt                                                                               15.0          210.0
   Accounts payable and accrued liabilities                                                          336.4          465.0
   Dividends payable                                                                                  10.9           11.9
-------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                                      397.8          773.1
-------------------------------------------------------------------------------------------------------------------------
   Long-term debt, net of current installments                                                     1,454.6        1,534.6
   Other long-term liabilities                                                                       326.1          356.3
   Deferred income taxes                                                                             481.4          522.2
   Minority interests in subsidiaries                                                                121.5          128.8
   Commitments and contingencies (See note 17)                                                          --             --
SHAREHOLDERS' EQUITY:
   Cumulative preferred stock, $1 par value. Issued, 8.40% Series C,
      264,318 shares at December 31, 1998                                                               --           25.5
   Common stock, $1 par value. Authorized 100,000,000 shares; issued 60,828,440
      and 58,981,998 shares at December 31, 1999 and 1998, respectively                               60.8           59.0
   Exchangeable shares, no par value. Unlimited shares authorized; outstanding and held by
      non-affiliates, 2,164,377 and 2,270,525 at December 31, 1999 and 1998, respectively            105.4          110.8
   Additional paid-in capital                                                                      1,315.4        1,230.2
   Retained earnings                                                                                 691.8          657.4
   Accumulated other comprehensive income (loss)                                                     (18.3)         (28.9)
   Loan to ESOT                                                                                       (0.7)          (2.6)
   Treasury stock at cost, 9,512,499 and 7,046,397 shares at December 31, 1999
      and 1998, respectively                                                                        (383.6)        (274.4)
-------------------------------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                                   1,770.8        1,777.0
-------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                $  4,552.2     $  5,092.0
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                          BOWATER 1999 ANNUAL REPORT

                   CONSOLIDATED STATEMENT OF CAPITAL ACCOUNTS

                                                                                       Series C
                                                                           LIBOR      Cumulative
                                                                         Preferred     Preferred     Common
 (In millions, except per-share amounts)                                   Stock         Stock        Stock
-----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                              $24.7          $25.5        $44.0
Net income                                                                   --             --           --
Dividends on:
    Common ($0.80 per share)                                                 --             --           --
    LIBOR ($0.79 per share)                                                  --             --           --
    Series C ($8.40 per share)                                               --             --           --
Increase in stated value of LIBOR preferred stock                           0.3             --           --
Reduction in loan to ESOT                                                    --             --           --
Foreign currency translation                                                 --             --           --
Stock options exercised                                                      --             --          0.9
Tax benefit on exercise of stock options                                     --             --           --
Redemption of LIBOR preferred stock                                       (25.0)            --           --
Pension plan additional minimum liability, net of tax benefit of $0.4        --             --           --
Purchase of common stock                                                     --             --           --
-----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                              $  --          $25.5        $44.9
Net loss                                                                     --             --           --
New issuance of stock                                                        --             --         12.3
Retraction of exchangeable shares                                            --             --          1.5
Debt conversions to exchangeable shares                                      --             --           --
Dividends on:
    Common ($0.80 per share)                                                 --             --           --
    Series C ($8.40 per share)                                               --             --           --
Reduction in loan to ESOT                                                    --             --           --
Foreign currency translation                                                 --             --           --
Stock options exercised                                                      --             --          0.3
Tax benefit on exercise of stock options                                     --             --           --
Pension plan additional minimum liability, net of tax benefit of $6.0        --             --           --
Purchase of common stock                                                     --             --           --
-----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                              $  --          $25.5        $59.0

Net income                                                                   --             --           --
New issuance of exchangeable shares                                          --             --           --
Retraction of exchangeable shares                                            --             --          1.5
Redemption of Series C preferred stock                                       --          (25.5)          --
Dividends on:
    Common ($0.80 per share)                                                 --             --           --
    Series C ($0.56 per share)                                               --             --           --
Reduction in loan to ESOT                                                    --             --           --
Foreign currency translation                                                 --             --           --
Stock options exercised                                                      --             --          0.3
Tax benefit on exercise of stock options                                     --             --           --
Pension plan additional minimum liability, net of taxes of $5.0              --             --           --
Purchase of common stock                                                     --             --           --
-----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                                              $  --          $  --        $60.8
-----------------------------------------------------------------------------------------------------------

 See accompanying notes to consolidated financial statements.

                          BOWATER 1999 ANNUAL REPORT

                                                          Accumulated
                    Additional                              Other
  Exchangeable       Paid-in           Retained          Comprehensive         Loan to            Treasury
     Shares          Capital           Earnings          Income (Loss)          ESOT               Stock
----------------------------------------------------------------------------------------------------------
$   --             $  531.6            $698.4             $(12.4)             $(6.3)              $(109.5)

    --                   --              53.7                 --                 --                    --

    --                   --             (32.2)                --                 --                    --
    --                   --              (0.4)                --                 --                    --
    --                   --              (2.2)                --                 --                    --
    --                   --              (0.3)                --                 --                    --
    --                   --                --                 --                1.8                    --
    --                   --                --               (2.5)                --                    --
    --                 23.6                --                 --                 --                    --
    --                  7.9                --                 --                 --                    --
     -                    -                 -                  -                  -                     -
    --                   --                --               (0.6)                --                    --
    --                   --                --                 --                 --                 (66.8)
----------------------------------------------------------------------------------------------------------
$   --             $  563.1            $717.0             $(15.5)             $(4.5)              $(176.3)

    --                   --             (18.5)                --                 --                    --
 183.6                586.4                --                 --                 --                    --
 (73.1)                71.6                --                 --                 --                    --
   0.3                   --                --                 --                 --                    --

    --                   --             (38.9)                --                 --                    --
    --                   --              (2.2)                --                 --                    --
    --                   --                --                 --                1.9                    --
    --                   --                --               (4.1)                --                    --
    --                  6.5                --                 --                 --                    --
    --                  2.6                --                 --                 --                    --
    --                   --                --               (9.3)                --                    --
    --                   --                --                 --                 --                 (98.1)
----------------------------------------------------------------------------------------------------------
$110.8             $1,230.2            $657.4             $(28.9)             $(2.6)              $(274.4)

    --                   --              78.7                 --                 --                    --
  66.2                   --                --                 --                 --                    --
 (71.6)                70.1                --                 --                 --                    --
    --                   --              (0.9)                --                 --                    --

    --                   --             (43.3)                --                 --                    --
    --                   --              (0.1)                --                 --                    --
    --                   --                --                 --                1.9                    --
    --                   --                --                2.8                 --                    --
    --                 10.4                --                 --                 --                    --
    --                  4.7                --                 --                 --                    --
    --                   --                --                7.8                 --                    --
    --                   --                --                 --                 --                (109.2)
----------------------------------------------------------------------------------------------------------
$105.4             $1,315.4            $691.8             $(18.3)             $(0.7)              $(383.6)
----------------------------------------------------------------------------------------------------------

                          BOWATER 1999 ANNUAL REPORT

                      CONSOLIDATED STATEMENT OF CASH FLOWS


---------------------------------------------------------------------------------------------------------------------------
(In millions)
Years ended December 31,                                                           1999              1998              1997
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                          $     78.7        $    (18.5)       $     53.7
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation, amortization and cost of timber harvested                        300.2             229.6             169.8
   Deferred income taxes                                                            5.5             (33.3)             (3.3)
   Minority interests in net income of subsidiaries                                 5.6               8.2               2.7
   Net gain on sale of assets                                                    (225.4)            (21.1)             (0.8)
   Write-down of assets due to impairment                                          92.0             119.6                --
   Write-down of option contracts                                                    --              22.7                --
   Reserve for long-term note receivable                                             --              15.0                --
   Changes in working capital:
      Accounts receivable, net                                                     12.8               5.2              (4.9)
      Inventories                                                                   5.9              13.8              18.2
      Accounts payable and accrued liabilities                                   (110.8)            (39.3)            (42.7)
      Income taxes payable                                                         (3.0)            (27.9)              6.1
   Other, net                                                                     (14.5)              0.1              (3.2)
---------------------------------------------------------------------------------------------------------------------------
      NET CASH FROM OPERATING ACTIVITIES                                          147.0             274.1             195.6
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Avenor, net of cash acquired of $118.0                              --            (675.0)               --
  Acquisition of South Korean newsprint mill                                         --            (201.0)               --
  Cash invested in fixed assets, timber and timberlands                          (198.5)           (223.2)            (99.6)
  Disposition of fixed assets, timber and timberlands                             387.5              33.8               3.7
  Disposition of Dryden white paper mill                                             --             532.5                --
  Disposition of Great Northern Paper                                             108.0                --                --
  Cash invested in option contracts                                                  --             (22.7)               --
  Cash paid on maturity of hedging contracts                                      (37.4)            (27.9)               --
  Cash invested in marketable securities                                          (10.6)            (41.9)           (291.0)
  Cash from maturity of marketable securities                                       9.7             217.4             459.6
---------------------------------------------------------------------------------------------------------------------------
      NET CASH FROM (USED FOR) INVESTING ACTIVITIES                               258.7            (408.0)             72.7
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends, including minority interests                                    (60.6)            (62.1)            (57.6)
  Purchase of common stock                                                       (109.2)            (98.1)            (66.8)
  Short-term financing                                                            284.1             766.3                --
  Short-term financing repayments                                                (479.1)           (560.0)               --
  Long-term financing                                                              32.8                --                --
  Purchases/payments of long-term debt                                            (27.6)            (91.1)             (1.8)
  Stock options exercised                                                          10.7               6.8              24.5
  Redemption of Series C and LIBOR preferred stock                                (26.4)               --             (25.0)
  Redemption of 7.50% Convertible Unsecured Subordinated Debentures               (65.9)               --                --
  Other                                                                             1.9               1.7               1.8
---------------------------------------------------------------------------------------------------------------------------
      NET CASH USED FOR FINANCING ACTIVITIES                                     (439.3)            (36.5)           (124.9)
---------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (33.6)           (170.4)            143.4
CASH AND CASH EQUIVALENTS:
  Beginning of year                                                                58.3             228.7              85.3
---------------------------------------------------------------------------------------------------------------------------
  End of year                                                                $     24.7        $     58.3        $    228.7
---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest, net of capitalized interest of $4.9, $4.5 and $0.6               $   (133.6)       $    (82.1)       $    (66.5)
  Income taxes                                                               $    (51.8)       $    (61.6)       $    (30.3)
Noncash investing and financing activity:
  Conversion of 7.50% Convertible Unsecured Subordinated Debentures
    into exchangeable shares                                                 $     66.2        $       --        $       --
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                           BOWATER 1999 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Bowater Incorporated and Subsidiaries (Bowater). These financial statements are expressed in United States dollars except where noted and have been prepared in accordance with United States generally accepted accounting principles. All consolidated subsidiaries are wholly owned with the exception of the following:

         ------------------------------------------------------------
                                                             Percent
                                                            Ownership
         ------------------------------------------------------------
         Bowater Maritimes Inc.                                67
         Calhoun Newsprint Company (CNC)                       51
         Bowater Mersey Paper Company, Ltd. (Mersey)           51
         ------------------------------------------------------------

All significant intercompany transactions and balances have been eliminated.

Bowater also has a 40% interest in an unconsolidated entity, Ponderay Newsprint Company, which is accounted for using the equity method.

CASH EQUIVALENTS

Cash equivalents generally consist of direct obligations of the United States and Canadian governments and their agencies, investment-grade commercial paper and other short-term investment-grade securities with original maturities of three months or less. These investments are stated at cost, which approximates market value.

MARKETABLE SECURITIES

Marketable securities generally consist of direct obligations of the United States and Canadian governments and their agencies, investment-grade commercial paper and other short-term investment-grade securities with original maturities of greater than three months, but less than one year. These investments are considered to be held-to-maturity securities and are, therefore, stated at cost, which approximates market value.

DERIVATIVE FINANCIAL INSTRUMENTS

Bowater manages certain foreign currency risks through the use of derivative financial instruments that may include forward exchange contracts and currency options. For derivative instruments designated as hedges and having a high correlation with the underlying exposures, gains and losses from changes in derivative fair values are deferred. Gains or losses upon settlement of derivative positions when the underlying transaction occurs are recognized in the Consolidated Statement of Operations. For derivative instruments lacking high correlation characteristics necessary to qualify as hedges, gains and losses from changes in derivative fair values are recognized in the Consolidated Statement of Operations upon remeasurement at the close of each reporting period. Amounts receivable or payable from derivative financial instruments would be reported as "Other assets," or "Accounts payable and accrued liabilities" and "Other long-term liabilities" in the Consolidated Balance Sheet. Bowater's derivatives have various terms, none of which exceeds two years. We do not use derivatives for trading purposes.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Bowater is required to adopt this standard by the first quarter of 2001.

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

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

Bowater accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

                           BOWATER 1999 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 40 years, which is the expected period to be benefited. Bowater assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future net cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Operations in the period that includes the enactment date. Bowater has not provided income taxes on the undistributed earnings of certain of its subsidiaries, as it has specific plans for reinvestment of such earnings.

FOREIGN OPERATIONS

Financial statements of the majority of Bowater's Canadian and Korean operations are prepared using the United States dollar as their functional currency. Translation of the Canadian and Korean operations, as well as gains and losses from non-United States dollar foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are reported in the Consolidated Statement of Operations.

Translation of other foreign operations to United States dollars occurs using the current exchange rate for balance sheet accounts and an average exchange rate for results of operations. Translation gains or losses are recognized as a component of equity in "Accumulated other comprehensive income (loss)."

STOCK OPTIONS

Bowater records stock option compensation on an intrinsic value basis in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." We also provide pro forma disclosures of stock option compensation recorded on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

PENSION, SAVINGS AND OTHER POSTRETIREMENT PLANS

Bowater has contributory and noncontributory pension plans that cover substantially all employees. Our cash contributions to the plans are sufficient to provide pension benefits to participants and meet the funding requirements of ERISA and applicable Pension Benefits Acts in Canada. We also sponsor defined benefit health care and life insurance plans for retirees at certain locations. Net periodic costs are recognized as employees render the services necessary to earn post-retirement benefits.

In addition to the pension plans, Bowater sponsors savings plans for substantially all employees. Our contributions to these defined contribution plans are expensed as incurred.

COMPREHENSIVE INCOME (LOSS)

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. This statement requires additional disclosures in the consolidated financial statements and does not affect Bowater's financial position or results of operations. Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and pension plan additional minimum liability adjustments and is presented in the Consolidated Statement of Operations. At December 31, 1999, "Accumulated other comprehensive income (loss)" includes $(19.5) million for pension plan additional minimum liabilities, $(6.4) million for foreign currency translation and $7.6 million for taxes.

REVENUE RECOGNITION

Bowater ships all products directly from its manufacturing sites to a customer's location or to a customer-designated site. We recognize revenue from product sales upon shipment to our customers and when they assume risk of ownership.

BASIC AND DILUTED EARNINGS PER SHARE

Bowater calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." This statement requires the presentation of basic and diluted earnings per common share. Basic earnings per common share is calculated assuming no dilution. Diluted earnings per common share is computed using the weighted average number of outstanding common shares adjusted for the incremental shares attributed to dilutive common share equivalents (stock options and convertible debt).

                           BOWATER 1999 ANNUAL REPORT

ENVIRONMENTAL COSTS

Bowater expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property are capitalized. We determine our liability on a site-by-site basis and record a liability at the time it is probable and can be reasonably estimated.

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

RECLASSIFICATIONS

Certain prior-year amounts in the financial statements and the notes have been reclassified to conform to the 1999 presentation.

2. ACQUISITIONS

On July 24, 1998, Bowater completed its acquisition of Avenor Inc., a Canadian pulp and paper company. The total purchase price, including assumed debt of approximately $800.0 million, totaled $2.37 billion (C$3.54 billion). The purchase was made using existing cash reserves of $168.0 million and $625.0 million of a $1.0 billion credit facility. We also issued 12.3 million common shares and 3.8 million exchangeable shares (See Note 20). At the option of the holder, the exchangeable shares may be exchanged for Bowater common stock on a one-for-one basis. We accounted for the transaction using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired business were included in the Consolidated Balance Sheet and the operating results were included in the Consolidated Statement of Operations beginning July 1998.

The purchase price to Avenor shareholders of $1,575.2 million was calculated as follows:

     -------------------------------------------------------------------------
     (In millions)
     -------------------------------------------------------------------------
     Cash from cash and cash equivalents                            $    168.0
     Proceeds from $1.0 billion short-term credit facility               625.0
     Issuance of 12.3 million Bowater shares at
       $48.66 per share                                                  598.6
     Issuance of 3.8 million exchangeable shares
       exchangeable into Bowater shares
       at $48.66 per share                                               183.6
     -------------------------------------------------------------------------
                                                                    $  1,575.2
     =========================================================================

The purchase price to Avenor shareholders, plus transaction costs and other accrued liabilities, the excess of fair value of liabilities assumed over the historical book value and the deferred tax effect of applying purchase accounting at July 24, 1998, over the historical net assets of Avenor was calculated as follows:

     -------------------------------------------------------------------------
     (In millions)
     -------------------------------------------------------------------------
     Purchase price to Avenor shareholders                          $  1,575.2
     Transaction costs                                                    27.5
     Additional accrued liabilities                                      119.8
     Excess of fair value of long-term debt assumed
       over historical value                                             154.3
     Excess of fair value of convertible debt over
       historical value                                                   49.7
     Deferred tax effect of applying purchase accounting                 141.4
     Less historical net assets                                         (539.3)
     -------------------------------------------------------------------------
                                                                    $  1,528.6
     =========================================================================

As of July 24, 1999, the excess purchase price was finalized and allocated as follows:

     -------------------------------------------------------------------------
     (In millions)
     -------------------------------------------------------------------------
     Timber and timberlands                                         $     62.8
     Fixed assets                                                        432.4
     Other assets                                                         21.4
     Assets held for sale, net of taxes of $61.5                         100.5
     Goodwill                                                            911.5
     -------------------------------------------------------------------------
                                                                    $  1,528.6
     =========================================================================

                           BOWATER 1999 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fixed assets and other assets are being depreciated over 20 years. The timber and timberlands costs are being amortized as timber is harvested. The goodwill is being amortized on a straight-line basis over 40 years.

On September 30, 1998, we completed the sale of our Dryden white paper mill and related assets, which were part of the Avenor acquisition, for $532.5 million. Upon acquisition, the Dryden assets were accounted for as assets held for sale. Therefore, no gain or loss was recorded upon the sale of such assets.

In October 1998, we announced that our Gold River pulp mill, which was acquired as part of the Avenor acquisition and had been shut down due to market conditions, would be permanently closed in the first quarter of 1999. The costs associated with closing this facility totaled $65.0 million before tax and were recorded as an adjustment to the cost of the acquisition by increasing goodwill. These costs included asset impairment charges, employee termination costs and environmental obligations.

Also, in July 1998, we completed the purchase of a South Korean newsprint mill for approximately $201.0 million and prepaid a majority of the current accounts payable for approximately $22.0 million. We utilized our existing cash reserves to fund the acquisition. The investment was recorded at cost.

Assuming the acquisitions and divestiture had occurred on January 1, 1998, unaudited pro forma financial results for the year ended December 31, 1998, would have been as follows: net sales of $2,509.2 million, a net loss of $109.5 million and a diluted loss per share of $2.00.

3. IMPAIRMENT OF ASSETS

Great Northern Paper, Inc. (GNP) is composed of the East Millinocket mill, the Millinocket mill, timberlands and hydro facilities. In January 1998, Bowater decided to put its Millinocket mill up for sale along with certain related assets, including related timberlands. In October 1998, we announced that we would separately pursue monetization of timberland holdings in Maine. This change in strategy prompted a reevaluation of the Millinocket mill assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." We determined fair value using undiscounted future net cash flows. Accordingly, in the third quarter of 1998, we recorded a pre-tax impairment charge in our newsprint segment totaling $119.6 million, consisting of a write-down of fixed assets of $108.8 million, a mill stores inventory reserve of $7.0 million and an increase to other long-term liabilities of $3.8 million.

During the second quarter of 1999, we signed an agreement with Inexcon Maine, Inc. for the purchase of all of our assets at GNP. This agreement prompted an evaluation of all the assets at GNP in accordance with SFAS No. 121. Based on the proposed sale, the assets were written down to fair value, and we recorded a pre-tax impairment charge in our newsprint segment of $92.0 million. In August 1999, we completed the sale of GNP.

4. NET GAIN ON SALE OF ASSETS

         ------------------------------------------------------------------------
         (In millions)                           1999           1998         1997
         ------------------------------------------------------------------------
         Gain on sale of timberlands          $ 272.5         $ 21.1        $ 0.8
         Loss on sale of GNP                    (47.1)          --             --
         ------------------------------------------------------------------------
                                              $ 225.4         $ 21.1        $ 0.8
         ========================================================================

In the first quarter of 1999, Bowater sold approximately 981,000 acres of timberlands and Pinkham Lumber Company in Maine for gross proceeds of $216.5 million. We recorded a pre-tax gain of $145.4 million.

In the second quarter of 1999, we sold approximately 650,000 acres of timberlands in Maine for gross proceeds of $150.0 million. We recorded a pre-tax gain of $108.3 million. As part of the sale, approximately $56.0 million of the proceeds was received in the form of a long-term note. This note was monetized through a qualified special purpose entity, and the cash proceeds of approximately $51.0 million from the monetization are included in "Disposition of fixed assets, timber and timberlands" in the Consolidated Statement of Cash Flows. We have guaranteed a portion of the debt of the qualified special purpose entity totaling approximately $12.7 million.

In the fourth quarter of 1999, CNC, a majority-owned subsidiary of Bowater, sold approximately 140,000 acres of timberlands in North Carolina and South Carolina for proceeds of $173.2 million (before expenses of $1.1 million). Bowater received $26.2 million in cash and $145.9 million in notes. We recorded the transaction as an installment sale and as of December 31, 1999, recorded a pre-tax gain of $17.4 million. We have deferred pre-tax gains of approximately $95.0 million on this transaction that will be realized in future periods. Other timberland sales during the year resulted in additional pre-tax gains of $1.4 million.

                           BOWATER 1999 ANNUAL REPORT

In August 1999, we sold GNP for $250.0 million. The proceeds consisted of cash of $108.0 million (net of expenses), a note receivable of $10.0 million and the assumption of certain employee-related liabilities totaling $130.0 million. We recorded a pre-tax loss of $47.1 million. The note receivable plus accrued interest is payable in full one year from the date of sale and is included on the line titled "Other current assets" in the Consolidated Balance Sheet.

The following table shows GNP's net sales and operating income (loss) included in the Consolidated Statement of Operations for the 12 months ended December 31, 1999 and 1998:

 (In millions)                                 1999           1998
 -------------                                 ----           ----
Net sales                                   $  199.8        $  425.0
                                            --------        --------
Operating income (loss)(1)                  $  (11.4)       $   41.7
                                            ========        ========

---------
(1) Operating income (loss) excludes asset impairment charges of $92.0 million and $119.6 million in 1999 and 1998, respectively, and gains from timberland sales totaling $253.7 million in 1999.

During 1998, we sold 26,000 acres of timberlands primarily in South Carolina for gross proceeds of $30.9 million. We recorded a pre-tax gain of $21.1 million. During 1997, we sold 1,000 acres of timberlands, primarily in North Carolina and South Carolina. The proceeds from these sales were $1.3 million, resulting in a pre-tax gain of $0.8 million.

5. OTHER EXPENSE (INCOME)

Other expense (income) includes non-operating items. The breakdown of the components of "Other, net" in the Consolidated Statement of Operations for the three years ended December 31, 1999, 1998 and 1997 is as follows:

(In millions)                          1999           1998          1997
-------------                          ----           ----          ----
Foreign exchange loss (gain)         $ (33.4)       $  29.7        $  2.1
Loss on Canadian
dollar option contracts                 --             22.7          --
Reserve for a long-term
note receivable financing               --             15.0          --
Other                                    2.6           (1.8)         (1.0)
                                     -------        -------        ------
                                     $ (30.8)       $  65.6        $  1.1
                                     =======        =======        ======

6. EARNINGS PER SHARE

Bowater adopted SFAS No. 128, "Earnings per Share," in December 1997. Basic earnings per common share is calculated assuming no dilution. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The reconciliation between basic and diluted earnings per common share for "NET INCOME (LOSS)" is as follows:

(In millions, except
per-share amounts)                                  1999            1998          1997
------------------                                  ----            ----          ----
Basic computation:
Net income (loss)                                  $ 78.7         $(18.5)        $ 53.7
Less:
   LIBOR dividends
   and accretion                                       --             --           (0.7)
   Series C dividends                                (0.1)          (2.2)          (2.2)
   Series C deferred
   issuance costs                                    (1.0)            --             --
                                                   ------         ------         ------
Basic income (loss) available
   to common shareholders                          $ 77.6         $(20.7)        $ 50.8
                                                   ------         ------         ------
Basic weighted average
   shares outstanding                                54.2           47.6           40.3
                                                   ------         ------         ------
Basic earnings (loss) per
   common share                                    $ 1.43         $(0.44)        $ 1.26
                                                   ======         ======         ======

Diluted computation:
Basic income (loss) available to
   common shareholders                             $ 77.6         $(20.7)        $ 50.8
Effect of dilutive securities:                         --             --             --
                                                   ------         ------         ------
Diluted income (loss) available
   to common shareholders                          $ 77.6         $(20.7)        $ 50.8
                                                   ------         ------         ------
Basic weighted average
   shares outstanding                                54.2           47.6           40.3
Effect of dilutive securities:
   Options                                            0.8             --            0.5
                                                   ------         ------         ------
Diluted weighted average
   shares outstanding                                55.0           47.6           40.8
                                                   ------         ------         ------
Diluted earnings (loss) per
   common share                                    $ 1.41         $(0.44)        $ 1.25
                                                   ======         ======         ======

The dilutive effect of options outstanding is computed using the treasury stock method. In 1999 and 1997, all options were included in the calculation of diluted earnings per share. Due to the net loss incurred for the year ended December 31, 1998, all common stock equivalents were excluded to prevent antidilution. Included in the common stock equivalents at December 31, 1998, were exchangeable shares that Bowater issued in February 1999 due to the redemption of its 7.50% Convertible Unsecured Subordinated Debentures.

                          BOWATER 1999 ANNUAL REPORT

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INVENTORIES

 (In millions)                                 1999             1998
 -------------                                 ----             ----
 At lower of cost or market:
   Raw materials                             $ 30.1             $ 39.5
   Work in process                              3.6                3.8
   Finished goods                              31.8               56.8
   Mill stores and other supplies              88.4               95.6
                                             ------             ------
                                              153.9              195.7
Excess of current cost over LIFO
   inventory value                             (8.5)              (9.4)
                                             ------             ------
                                             $145.4             $186.3
                                             ======             ======

Inventories valued using the LIFO method comprised 6.5% and 16.4%, respectively, of total inventories at December 31, 1999 and 1998.

8. FIXED ASSETS

                                                                    Range of
                                                                   Estimated
                                                                     Useful
                                                                     Lives
 (In millions)                        1999            1998          In Years
 -------------                        ----            ----          --------
Land and land improvements          $   34.9       $   51.4          10-20
Buildings                              301.0          359.6          20-40
Machinery and equipment              3,899.3        4,033.3           5-20
Leasehold improvements                   2.7            3.8          10-20
Construction in progress                66.6          131.4            --
                                    --------       --------
                                     4,304.5        4,579.5
Less accumulated depreciation
   and amortization                  1,723.2        1,694.3
                                    --------       --------
                                    $2,581.3       $2,885.2
                                    ========       ========


9. GOODWILL

Goodwill includes the goodwill recorded with the acquisition of Avenor in July 1998. This goodwill is being amortized on a straight-line basis over 40 years. Bowater recorded amortization of $22.5 million in 1999 and $9.8 million in 1998.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

 (In millions)                                 1999           1998
 -------------                                 ----           ----
 Trade accounts payable                     $  158.2        $ 196.4
 Payroll, bonuses and severance                 36.6           65.2
 Accrued interest                               22.1           25.0
 Employee benefits                              20.4           27.0
 Amounts payable under GNP
    sales agreement (1)                         20.0              -
 Avenor acquisition/divestiture-related
    liabilities (See Note 11)                   19.1           43.4
 Unrealized losses on hedging contracts         19.0           54.3
 Property and franchise taxes payable           13.2           11.7
 Other                                          27.8           42.0
                                              -------       -------
                                             $ 336.4        $ 465.0
                                             =======        =======

---------
(1) Relates to tax sharing provisions

11. AVENOR ACQUISITION/DIVESTITURE-RELATED LIABILITIES

In connection with the acquisition of Avenor during the third quarter of 1998, Bowater recorded merger-related liabilities totaling $17.8 million. These liabilities consisted primarily of Avenor employee termination costs, Avenor facility closures and Avenor lease commitments.

Also in the third quarter of 1998, we recorded liabilities of $65.0 million for the closure of our Gold River pulp mill (acquired as part of the Avenor acquisition). These accruals included asset impairment charges, employee termination costs and environmental obligations.

During the fourth quarter of 1998, in conjunction with the sale of our Dryden white paper mill (acquired as part of the Avenor acquisition), liabilities were recorded to cover employee termination costs and other costs that we retained as part of the sales agreement. We recorded liabilities totaling $14.8 million related to this transaction.

The total amount of Avenor acquisition/divestiture-related liabilities of $97.6 million was recorded as part of the cost of the acquisition.

As of December 31, 1999, the remaining accrual for the above items is $26.0 million. Of this remaining accrual, $19.1 million is included in "Accounts payable and accrued liabilities" and $6.9 million is included in "Other long-term liabilities" in the Consolidated Balance Sheet. As of December 31, 1999, the cash requirements related to these liabilities are expected to be $15.5 million in 2000 and $6.9 million related to environmental matters in 2001 and beyond.

                          BOWATER 1999 ANNUAL REPORT

The following table summarizes the activity for the liabilities described on the previous page:

                                                            Write-offs &
                                                              Payments    Increase
                                 Balance,       Adjust        Against    (Decrease)      Foreign     Balance,
(In millions)                    12/31/98      Goodwill       Reserve      Reserve       Exchange    12/31/99
-------------                    --------      --------       -------      -------       --------    --------
Employee termination costs         $30.5        $(2.7)       $(22.6)        $(3.7)        $ 1.8        $ 3.3
Facility closures                    5.2         (1.1)         (0.5)           --           0.3          3.9
Asset impairments/disposals          8.1           --          (4.8)           --           0.3          3.6
Environmental                       15.7           --          (3.8)          2.5           0.8         15.2
                                   -----        -----        ------         -----         -----        -----
   Totals                          $59.5        $(3.8)       $(31.7)        $(1.2)        $ 3.2        $26.0
                                   =====        =====        ======         =====         =====        =====

                                                            Write-offs &
                                                              Payments    Increase
                                 Balance,      Establish      Against    (Decrease)      Foreign     Balance,
(In millions)                    12/31/97       Reserve       Reserve      Reserve       Exchange    12/31/98
-------------                    --------      ---------      -------      -------       --------    --------
Employee termination costs         $  --        $39.9         $ (9.5)       $  --         $ 0.1        $30.5
Facility closures                     --          5.1             --           --           0.1          5.2
Asset impairments/disposals           --         36.9          (29.0)          --           0.2          8.1
Environmental                         --         15.7             --           --            --         15.7
                                   -----        -----         ------        -----         -----        -----
   Totals                          $  --        $97.6         $(38.5)       $  --         $ 0.4        $59.5
                                   =====        =====         ======        =====         =====        =====

                          BOWATER 1999 ANNUAL REPORT

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM DEBT, NET OF CURRENT INSTALLMENTS

In connection with the purchase of Avenor in July 1998, Bowater assumed approximately $800.0 million of debt. As required in the purchase accounting for this transaction, we recorded the debt at fair value using current interest rate assumptions as of the acquisition date. The revaluation component of the outstanding debt balance is being amortized over the remaining life of the related debt securities. The table below sets forth both the historical and revalued debt balances as of December 31, 1999 and 1998:

                                                                   1999                                   1998
                                                   ------------------------------------    -----------------------------------
                                                                 Revaluation                            Revaluation
                                                                   Due to                                  Due to
                                                                   Avenor                                  Avenor
                                                                Acquisition,                            Acquisition,
                                                   Historical      Net of      Revalued     Historical     Net of       Revalued
(In millions)                                        Value      Amortization   Balance        Value     Amortization    Balance
-------------------------------------------------------------------------------------------------------------------------------
Unsecured:
9.00% Debentures due 2009                           $250.0          $   --      $ 250.0       $250.0       $   --         $250.0
9.38% Debentures due 2021, net
  of unamortized discount of $1.0
  in 1999 and $1.1 in 1998                           198.9              --        198.9        198.8           --          198.8
10.62% Notes due 2010                                 98.0            30.6        128.6         98.0         32.3          130.3
10.50% Notes due at various dates
  from 2001 to 2010                                  102.0            23.7        125.7        102.0         25.1          127.1
9.50% Debentures due in 2012,
  net of unamortized discount of
  $0.3 in 1999 and $0.3 in 1998                      124.7              --        124.7        124.7           --          124.7
10.85% Debentures due 2014                            86.0            34.1        120.1         81.5         34.5          116.0
9.25% Debentures due 2002                             59.0             5.0         64.0         92.1          9.6          101.7
9.86% Notes due 2001                                  87.2             5.9         93.1         87.2          8.0           95.2
10.60% Notes due 2011                                 70.0            22.4         92.4         70.0         23.5           93.5
7.50% Convertible Subordinated Debentures               --              --           --         40.4         28.3           68.7
7.75% recycling facilities revenue bonds
  due 2022                                            62.0              --         62.0         62.0           --           62.0
7.40% recycling facilities revenue bonds
  due 2022                                            39.5              --         39.5         39.5           --           39.5
7.62% recycling facilities revenue bonds
  due 2016                                            30.0              --         30.0         30.0           --           30.0
10.26% Notes due at various dates from
  2001 to 2011                                        22.0             5.2         27.2         22.0          5.5           27.5
Pollution control revenue bonds due at various
  dates from 2001 to 2010 with interest at
  varying rates from 6.85% to 7.62%                   23.3              --         23.3         23.3           --           23.3
Industrial revenue bonds due 2029 with interest
  at floating rates                                   33.5              --         33.5           --           --             --
8.50% Notes due 2001                                  18.1              --         18.1         18.1           --           18.1
Bank term loan at floating rates due 2001             12.0              --         12.0         15.2           --           15.2
10.25% Debentures due 2003                             7.4              --          7.4          7.4           --            7.4
11.00% Subordinated debt due 2003                      4.1              --          4.1          3.9           --            3.9
ESOT Note due 2000                                      --              --           --          0.9           --            0.9
Other                                                   --              --           --          0.8           --            0.8
--------------------------------------------------------------------------------------------------------------------------------
                                                   $1327.7          $126.9     $1,454.6     $1,367.8       $166.8        $1534.6
================================================================================================================================

                           BOWATER 1999 ANNUAL REPORT

Long-term debt maturities for the next five years are as follows:

 (In millions)
 2000                                               $    35.5
 2001                                               $   137.4
 2002                                               $    91.3
 2003                                               $    23.9
 2004                                               $    12.4

During 1999, Bowater received proceeds totaling $32.8 million from revenue bonds issued by the Industrial Development Board of the County of McMinn, Tennessee, in conjunction with the modernization of its Calhoun, Tennessee, newsprint facility. The total amount of debt we are obligated to repay is $33.5 million. At December 31, 1999, the remaining principal amount of $0.7 million was held by the trustee, to be received in the first quarter of 2000. The bonds are variable rate (5.6% at December 31, 1999) and mature in June 2029.

In December 1999, we repaid $13.3 million of our 9.25% Debentures due 2002. The cash price paid was approximately $13.9 million, including premium and accrued interest. In January 2000, we repaid $19.8 million of our 9.25% Debentures due 2002. The cash price paid was approximately $20.8 million, including premium and accrued interest. The principal amount was included on the line titled "Current installments of long-term debt" in the Consolidated Balance Sheet at December 31, 1999.

In February 1999, we redeemed all of our outstanding 7.50% Convertible Unsecured Subordinated Debentures due 2004. In connection with the redemption, we paid cash of approximately $65.9 million, and Bowater Canada Inc. issued 1,359,620 exchangeable shares.

In 1998, we entered into a $1.0 billion syndicated credit facility consisting of two separate components: i) a $650.0 million, 364-day facility; and ii) a $350.0 million, five-year facility. Borrowings under the facility incur interest based, at our option, on specified market interest rates plus a margin tied to the credit rating of our long-term debt. At December 31, 1998, the balance outstanding on this facility was $210.0 million (at 6.0%). In 1999, we entered into a $150.0 million, 364-day credit facility that replaced the $650.0 million facility entered into during 1998. Borrowings under the facility will incur interest based, at our option, on specified market interest rates plus a margin tied to the credit rating of our long-term debt. As of December 31, 1999, $15.0 million (at 6.8%) was outstanding under this facility, and there was no balance outstanding under our $350.0 million facility.

During 1998, we repaid approximately $65.0 million of the $72.0 million principal amount of our 10.25% Debentures due 2003. The cash price paid was approximately $75.9 million, including premium and accrued interest.

Bowater guarantees certain payments of debt related to its unconsolidated entities. The amounts were approximately $62.7 million at December 31, 1999, and $50.0 million at December 31, 1998.

13. FINANCIAL INSTRUMENTS

At December 31, 1999, Bowater had foreign currency forward and range forward contracts with a notional value of $640.8 million maturing through 2001. The notional amount of these contracts represents the amount of foreign currencies to be purchased or sold at maturity and does not represent our exposure on these contracts. The majority of these contracts were acquired in July 1998 with the acquisition of Avenor. The contracts serve as economic hedges against our Canadian operations; however, because the costs hedged are not firm commitments, these contracts are marked to market, with gains and losses recognized in the Consolidated Statement of Operations. For contracts that meet the requirements for hedge accounting, the gains and losses are deferred and recognized as a part of the hedged transaction.

                           BOWATER 1999 ANNUAL REPORT

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts of our short-term financial assets and liabilities (excluding derivatives) approximate fair value. We estimate the fair value of our long-term debt using rates currently available for debt with similar terms and remaining maturities. The fair value of derivative financial instruments is based on current termination values or quoted market prices of comparable contracts. A summary of our derivative financial instruments and long-term debt at December 31, 1999 and 1998 follows:

                                                          1999                                         1998
                                            ------------------------------------        ---------------------------------------
                                                             Asset (Liability)                              Asset (Liability)
                                             Notional      ---------------------         Notional         ---------------------
                                             Amount of     Carrying         Fair         Amount of        Carrying         Fair
(In millions)                               Derivatives     Amount         Value        Derivatives        Amount         Value
-------------------------------------------------------------------------------------------------------------------------------
Foreign currency exchange agreements:
   Buy currency:
     Canadian dollar
        Due in 1999                         $     --     $      --       $      --       $   647.1    $   (54.3)      $   (54.3)
        Due in 2000                            457.8         (19.0)          (19.0)          457.8        (42.1)          (42.1)
        Due in 2001                            183.0          (0.7)           (0.7)          183.0         (8.7)           (8.7)
   Sell currency:
     British pound                                --            --              --             1.9           --              --
     French franc                                 --            --              --             1.3           --              --
     Italian lira                                 --            --              --             2.7           --              --
     Other                                        --            --              --             0.2           --              --
-------------------------------------------------------------------------------------------------------------------------------
Interest rate swap                          $     --     $      --       $      --       $   100.0    $    (4.4)      $    (4.4)
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt, net of
   current installments                     $     --     $(1,454.6)      $(1,454.6)      $     --     $(1,534.6)      $(1,603.3)
================================================================================================================================

The counterparties to our derivative financial instruments are substantial and creditworthy multi-national financial institutions. Therefore, the risk of counterparty nonperformance is considered to be remote.

14. PENSION AND OTHER NONPENSION POSTRETIREMENT BENEFITS

Bowater has multiple defined benefit pension plans and other nonpension postretirement plans (the Plan(s)) covering substantially all employees. Benefits are based on years of service and, depending on the Plan, average compensation earned by employees either during their last years of employment or over their careers.

The following tables include both foreign and domestic plans at December 31, 1999 and 1998. The benefit obligations of the Plans outside the United States are significant relative to the total benefit obligation; however, the assumptions used to measure the obligations of those Plans are not significantly different from those used for the United States Plans.

                           BOWATER 1999 ANNUAL REPORT

------------------------------------------------------------------------------------------------------------------------
                                                                 PENSION PLANS                OTHER POSTRETIREMENT PLANS
------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS)                                               1999              1998               1999             1998
------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                 $ 1,208.0         $   501.3         $   181.6         $   134.6
Acquisition                                                    --             627.2                --              33.6
Divestiture                                                  27.8                --            (101.5)               --
Service cost                                                 23.8              18.1               2.9               3.5
Interest cost                                                78.8              51.5               9.5              10.2
Amendments                                                    3.9                --               1.2              (0.9)
Special termination benefits                                  1.6                --                --                --
Actuarial (gain) loss                                       (61.7)             48.8               2.9               8.4
Participant contributions                                     4.7               1.9               0.8               0.9
Benefits paid                                               (90.7)            (34.8)             (9.1)             (8.7)
Effect of foreign currency exchange rate changes             22.7              (6.0)              1.5                --
------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                         1,218.9           1,208.0              89.8             181.6
========================================================================================================================
CHANGE IN PLAN ASSETS:
Fair value of Plan assets at beginning of year            1,073.2             569.4                --                --
Acquisition                                                    --             568.4                --                --
Actual return on Plan assets                                174.7             (32.5)               --                --
Employer contributions                                       18.3               8.2               8.3               7.7
Participant contributions                                     4.7               1.9               0.8               0.9
Benefits paid                                               (90.7)            (34.8)             (9.1)             (8.6)
Effect of foreign currency exchange rate changes             18.7              (7.4)               --                --
------------------------------------------------------------------------------------------------------------------------
Fair value of Plan assets at end of year                  1,198.9           1,073.2                --                --
========================================================================================================================
RECONCILIATION OF FUNDED STATUS:
Funded status                                               (20.0)           (134.8)            (89.8)           (181.6)
Unrecognized actuarial (gain) loss                           (7.0)            127.4               3.7              22.9
Unrecognized transition amount                               (5.0)             (8.2)               --                --
Unrecognized prior service cost                               1.7               5.3               1.4               4.0
------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                       (30.3)            (10.3)            (84.7)           (154.7)
========================================================================================================================
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
 BALANCE SHEET CONSIST OF:
Prepaid benefit cost                                         68.6              61.9                --                --
Accrued benefit liability                                  (119.5)           (109.1)            (84.7)           (154.7)
Intangible asset                                              1.1               4.6                --                --
Accumulated other comprehensive loss (income)                19.5              32.3                --                --
------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                   $   (30.3)        $   (10.3)        $   (84.7)        $  (154.7)
========================================================================================================================
WEIGHTED AVERAGE ASSUMPTIONS:
Discount rate                                                 7.0%              6.5%              7.0%              6.5%
Expected return on Plan assets                                9.2%              9.2%               --                --
Rate of compensation increase                                 4.1%              4.0%              4.1%              4.0%
------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost net of employee contributions              $    23.8         $    18.1         $     2.9         $     3.5
Interest cost                                                78.8              51.5               9.5              10.2
Expected return on Plan assets                              (80.1)            (65.5)               --                --
Amortization of transition amount                            (3.4)             (3.4)               --                --
Amortization of prior service cost                            0.5               0.6               0.2               0.3
Recognized net actuarial (gain) loss                        (15.2)              2.6               0.6               0.4
Curtailment and special termination benefits                 27.3                --                --                --
------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                               $    31.7         $     3.9         $    13.2         $    14.4
========================================================================================================================

                          BOWATER 1999 ANNUAL REPORT

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In August 1999, Bowater completed the sale of GNP. We recorded a curtailment loss of $26.1 million as a result of the sale that is included on the line titled "Net gain on sale of assets" in the Consolidated Statement of Operations. In addition, liabilities totaling approximately $70.6 million for nonpension postretirement benefits were assumed by the buyer as part of the sale of GNP.

As of December 31, 1999, Bowater increased the Plans' weighted average discount rate from 6.5% to 7.0% to more closely approximate interest rates on high-quality long-term obligations on the measurement date. In 1999, the assumed inflationary health care cost trend rate used to determine cost was 8.3% decreasing to 7.8% in 2000 and gradually decreasing to an ultimate rate of 5.8% in 2004. The rate used to determine 1998 cost was 7.5%, gradually decreasing to an ultimate rate of 5.0% in 2004. Variations in this health care cost trend rate can have a significant effect on the amounts reported. An increase of 1% in this assumption would increase the accumulated postretirement benefit obligation (APBO) by approximately $11.3 million, or 13%, and would increase the annual service cost and interest cost by approximately $1.2 million, or 9%. A decrease of 1% in this assumption would decrease the APBO by approximately $8.7 million, or 10%, and would decrease the annual service cost and interest cost by approximately $1.1 million, or 9%.

The sum of the projected benefit obligations and the sum of the fair value of Plan assets for pension Plans with projected benefit obligations in excess of Plan assets were $518.7 million and $392.9 million, respectively, as of December 31, 1999, and were $858.6 million and $713.0 million, respectively, as of December 31, 1998. The sum of the accumulated benefit obligations and the sum of the fair value of Plan assets for pension Plans with accumulated benefit obligations in excess of Plan assets were $341.0 million and $252.6 million, respectively, as of December 31, 1999, and were $444.7 million and $351.1 million, respectively, as of December 31, 1998.

The provisions of SFAS No. 87, "Employees' Accounting for Pensions," required Bowater to record an additional minimum liability of $20.6 million and $36.9 million at December 31, 1999 and 1998, respectively. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of Plan assets and accrued amounts previously recorded. The additional liability may be offset by an intangible asset to the extent of previously unrecognized prior service cost. The intangible assets of $1.1 million and $4.6 million at December 31, 1999 and 1998, respectively, are included on the line titled "Other assets" in the Consolidated Balance Sheet. The remaining amounts of $11.9 million and $19.7 million, net of related tax benefits, are recorded as a component of shareholders' equity on the line titled "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheet at December 31, 1999 and 1998, respectively.

In addition to the previously described pension and nonpension postretirement Plans, we also sponsor defined contribution Plans within the United States and for certain sites outside of the United States. Employees are allowed to contribute to the Plans, and we make a matching contribution between 3.6% and 7.2% of the employees' compensation. Our expense for the defined contribution Plans totaled $7.2 million in 1999, $7.0 million in 1998 and $7.3 million in 1997.

15. INCOME TAXES

The components of "Income before income taxes and minority interests" consist of United States income (loss) of $129.1 million, $(17.1) million and $95.8 million, and foreign income (loss) of $26.7 million, $32.7 million and $(6.3) million, in 1999, 1998 and 1997, respectively.

The provision for income tax expense consists of:

-----------------------------------------------------------------------
(In millions)                  1999             1998             1997
-----------------------------------------------------------------------
Federal:
  Current                   $   45.4         $   42.3         $   30.4
  Deferred                       (.3)           (49.6)             2.2
-----------------------------------------------------------------------
                                45.1             (7.3)            32.6
-----------------------------------------------------------------------
State:
  Current                        9.2             10.5              5.2
  Deferred                      (1.5)            (6.4)            (1.9)
-----------------------------------------------------------------------
                                 7.7              4.1              3.3
-----------------------------------------------------------------------
Foreign:
  Current                       11.4              6.4              0.8
  Deferred                       7.3             22.7             (3.6)
-----------------------------------------------------------------------
                                18.7             29.1             (2.8)
-----------------------------------------------------------------------
Total:
  Current                       66.0             59.2             36.4
  Deferred                       5.5            (33.3)            (3.3)
-----------------------------------------------------------------------
                            $   71.5         $   25.9         $   33.1
-----------------------------------------------------------------------

                          BOWATER 1999 ANNUAL REPORT

The components of deferred income taxes at December 31, 1999 and 1998, in the accompanying Consolidated Balance Sheet are as follows:

------------------------------------------------------------------------------
(In millions)                                          1999             1998
------------------------------------------------------------------------------
Timber and timberlands (1)                          $  (88.5)        $  (65.1)
Fixed assets, net                                     (583.2)          (691.6)
Other assets                                            (2.5)            (5.8)
------------------------------------------------------------------------------
Deferred tax liabilities                            $ (674.2)        $ (762.5)
------------------------------------------------------------------------------
Current assets (2)                                  $    2.9         $    3.3
Current liabilities (2)                                 20.8             59.0
Employee benefits and other
  long-term liabilities                                110.9            130.0
United States tax credit carryforwards                  33.1             24.4
Canadian investment tax credit carryforwards            21.0             20.3
Ordinary loss carryforwards                             32.2             77.1
Capital loss carryforwards                                --              3.0
Valuation allowance                                     (4.4)           (14.5)
------------------------------------------------------------------------------
Deferred tax assets                                    216.5            302.6
------------------------------------------------------------------------------
Net deferred tax liability                          $ (457.7)        $ (459.9)
==============================================================================

(1) Includes the deferred tax impact of the capitalization of lease payments, management fees and property taxes of approximately $113.1 million and $120.4 million at December 31, 1999 and 1998, respectively.
(2) Included in "Other current assets" in the accompanying Consolidated Balance Sheet.

The net change in the valuation allowance during 1999 was a decrease of $10.1 million of which $8.5 million reduced the goodwill recorded upon the acquisition of Avenor. During 1998, we increased the valuation allowance by $10.8 million from the balance of $3.7 million at December 31, 1997 and 1996, due to the acquisition.

The following is a reconciliation of the United States federal statutory and effective tax rates as a percentage of income before income taxes and minority interests:

---------------------------------------------------------------------------------
                                                       1999       1998      1997
---------------------------------------------------------------------------------
United States federal statutory
   income tax rate                                     35.0%      35.0%     35.0%
State income taxes, net of federal
   income tax benefit                                   3.2       17.3       2.4
Foreign taxes                                           0.9       87.8      (0.7)
Goodwill                                                5.1       24.4        --
Other, net                                              1.7        1.5       0.3
---------------------------------------------------------------------------------
Effective income tax rate                              45.9%     166.0%     37.0%
---------------------------------------------------------------------------------

At December 31, 1999, we had Canadian federal and provincial net operating loss carryforwards of $62.3 million ($14.5 million, after tax) and $183.5 million ($17.7 million, after tax), respectively. In addition, $21.0 million of Canadian investment tax credit carryforwards and $33.1 million of United States tax credit carryforwards were available to reduce future income taxes. The Canadian noncapital loss and investment tax credit carryforwards expire at various dates between 2000 and 2007. We have United States alternative minimum tax credit carryforwards that have no expiration. We believe that deferred tax assets, net of the existing valuation allowance of $4.4 million at December 31, 1999, will be ultimately realized. A future reduction in the existing valuation allowance will reduce goodwill.

The cumulative amount of CNC's undistributed earnings through 1992, on which we have not provided income taxes, was $55.4 million as of December 31, 1999. Distribution of these earnings would qualify for the 80% dividend exclusion. We have also not provided deferred income taxes on the cumulative amount of undistributed earnings related to our foreign subsidiaries since those investments are considered permanent in duration and determination of such liability is not practicable.

16. DIVIDENDS TO MINORITY INTEREST SHAREHOLDER

The Board of Directors of CNC declared dividends of $32.4 million in 1999 and $49.6 million in 1998. As a result, $15.9 million was paid in 1999 and $24.3 million was paid in 1998 to the minority shareholder. In 1997, the Board of Directors of CNC declared dividends of $3.2 million, resulting in payments of $1.6 million to the minority shareholder.

In January 2000, the Board of Directors of CNC declared a dividend of $12.5 million, resulting in a payment of $6.1 million to the minority shareholder.

17. COMMITMENTS AND CONTINGENCIES

Bowater is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers' compensation claims and other matters. We periodically review the status of these proceedings with both inside and outside counsel. Our management believes that the ultimate disposition of these matters will not have a material adverse effect on our operations or our financial condition taken as a whole.

                          BOWATER 1999 ANNUAL REPORT

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


18. CUMULATIVE AND REDEEMABLE PREFERRED STOCK

In 1994, Bowater sold 3.4 million depositary shares, priced at $25.00 per share, each representing one-fourth of a share of 8.40% Series C Cumulative Preferred Stock. The Series C Cumulative Preferred Stock had a liquidation value of $25.00 per depositary share. In 1995, we repurchased 585,682 shares of the Series C Cumulative Preferred Stock leaving a balance of 264,318 preferred shares. In February 1999, we redeemed all of the remaining outstanding shares for $26.6 million, including accrued dividends.

In 1985, we sold $75.0 million principal amount of redeemable preferred stock with cumulative quarterly dividends equal to 85% of the arithmetic mean of three-month LIBOR for United States dollar deposits. We were required to redeem 500,000 shares per year from 1996 through 1998 at a redemption price of $50.00 per share plus any accrued and unpaid dividends. In 1995 and 1996, we redeemed
1.0 million shares for $50.6 million, including accrued dividends. In 1997, we redeemed the remaining 500,000 shares for $25.1 million, including accrued dividends. We are authorized to issue 10.0 million shares of Serial Preferred Stock, $1 par value, of which the LIBOR Preferred Stock constituted Series A.

19. STOCK OPTION PLANS

Bowater has three stock option plans - 1988, 1992 and 1997. These plans authorized the grant of up to 6.0 million shares of our common stock in the form of incentive stock options, non-qualified stock options, stock appreciation rights, performance stock and restricted stock awards. The option price for options granted under the 1988 and 1992 plans was based on the fair market value of our common stock on the date of grant, or the average fair market value of our common stock for the 20 business days immediately preceding the date of grant. The option price for options granted under the 1997 plan was based on the fair market value of our common stock on the date of grant.

All options granted through December 31, 1997, were exercisable at December 31, 1999. Options granted in 1999 and 1998 generally become exercisable over a period of two years. Unless terminated earlier in accordance with their terms, all options expire 10 years from the date of grant. The plans provide that any outstanding options will become immediately exercisable upon a change in control of Bowater.

In such event, grantees of options have the right to require us to purchase such options for cash in lieu of the issuance of common stock. We received $10.7 million in 1999, $6.8 million in 1998 and $24.5 million in 1997 from the exercise of stock options. The exercise of stock options also generated tax benefits for us of $4.7 million in 1999, $2.6 million in 1998 and $7.9 million in 1997.

We record compensation expense resulting from stock option grants based on intrinsic value in accordance with APB Opinion No. 25. In accordance with SFAS No. 123, the following pro forma disclosures present the effects on income had the fair value-based method been chosen. These disclosures are shown below for 1999, 1998 and 1997 and have no impact on our reported financial position or results of operations.

---------------------------------------------------------------------------------------
(In millions,
except per-share amounts)                        1999            1998            1997
---------------------------------------------------------------------------------------
Net income (loss):
   As reported                                $   78.7        $  (18.5)        $   53.7
   Pro forma                                      75.9           (22.0)            50.8
Earnings (loss) per share - basic:
   As reported                                    1.43           (0.44)            1.26
   Pro forma                                      1.38           (0.51)            1.19
Earnings (loss) per share - diluted:
   As reported                                    1.41           (0.44)            1.25
   Pro forma                                  $   1.36        $  (0.51)        $   1.17
=======================================================================================

The pro forma net income effects of SFAS No. 123 in 1999, 1998 and 1997 may not be representative of the pro forma net income effects in future years due to changes in assumptions and the number of options granted in future years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

-----------------------------------------------------------------------------------
                                           1999            1998             1997
-----------------------------------------------------------------------------------
Assumptions:
   Dividend yield                            2.0%             1.6%             1.9%
   Expected volatility                      30.0%            29.1%            29.5%
   Risk-free interest rate                   4.8%             5.6%             6.4%
   Expected option lives                5.6 years        5.6 years        5.5 years
-----------------------------------------------------------------------------------
Weighted average fair value
of each option                          $  12.34         $  15.68         $  13.65
===================================================================================

                          BOWATER 1999 ANNUAL REPORT

Information with respect to options granted under the stock option plans is as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                1999                            1998                         1997
-----------------------------------------------------------------------------------------------------------------------------
                                                       Weighted                       Weighted                       Weighted
                                                        Average                        Average                        Average
                                      Number of        Exercise       Number of       Exercise      Number of        Exercise
                                      Shares (000s)      Price       Shares (000s)      Price      Shares (000s)       Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          2,040         $    35          1,907         $    31          2,477         $    27
Granted during the year                     245         $    41            388         $    49            404         $    42
Exercised during the year                  (387)        $    28           (250)        $    27           (934)        $    26
Canceled during the year                    (14)        $    24             (5)        $    42            (40)        $    35
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                1,884         $    37          2,040         $    35          1,907         $    31
-----------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                1,455         $    35          1,470         $    30          1,371         $    26
=============================================================================================================================


----------------------------------------------------------------------------------------------------------
                                         Options Outstanding                       Options Exercisable
                                         at December 31, 1999                      at December 31, 1999
----------------------------------------------------------------------------------------------------------
                                                                Weighted
                                               Weighted          Average                          Weighted
                                                Average         Remaining                          Average
                             Number of         Exercise        Contractual     Number of          Exercise
Range of Exercise Prices    Shares (000s)        Price         Life (years)   Shares (000s)         Price
----------------------------------------------------------------------------------------------------------
$21 to $30                       609           $     26             4.1             609           $     26
$30 to $40                       329           $     35             5.9             329           $     35
$40 to $50                       946           $     44             7.9             517           $     44
----------------------------------------------------------------------------------------------------------
                               1,884           $     37             6.3           1,455           $     35
==========================================================================================================

20. EXCHANGEABLE SHARES

In conjunction with the 1998 acquisition of Avenor, Bowater's indirect wholly owned subsidiary, Bowater Canada Inc. (BCI), issued 3,773,547 shares ($183.6 million) of no par value exchangeable shares. Since 1998, BCI has issued an additional 1,359,620 exchangeable shares ($66.2 million) upon the redemption of its 7.50% Convertible Unsecured Subordinated Debentures and 5,505 exchangeable shares ($0.3 million) for conversions prior to the redemption. The exchangeable shares are exchangeable at any time, at the option of the holder, on a one-for-one basis for shares of Bowater common stock. As of December 31, 1999, 2,974,295 exchangeable shares ($144.7 million) were exchanged for the same number of Bowater common shares. Holders of exchangeable shares have voting rights substantially equivalent to holders of Bowater common stock and are entitled to receive dividends equivalent, on a per-share basis, to dividends paid by Bowater on shares of Bowater common stock. On December 31, 1999, 2,164,377 exchangeable shares ($105.4 million) were outstanding and held by non-affiliates.

21. EMPLOYEE STOCK OWNERSHIP PLAN

Bowater has an Employee Stock Ownership Plan (ESOP) as a component of its Salaried Employees' Savings Plan. The ESOP was funded by a $17.5 million loan, the proceeds of which were lent to an Employee Stock Ownership Trust (ESOT). The ESOT purchased 574,160 shares of our common stock at an average purchase price of $30.59. As of December 31, 1999, 556,800 shares have been distributed to participants' accounts. The loan balance of $0.7 million is due April 30, 2000 and is reflected in "Current installments of long-term debt" on the Consolidated Balance Sheet. The remaining shares serve as security for the loan balance.

                          BOWATER 1999 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. TREASURY STOCK

In May 1999, the Board of Directors authorized the repurchase of up to 5.5 million shares of Bowater's common stock in the open market, subject to normal trading restrictions. Under the new program, we purchased 1,030,069 shares of common stock at a cost of $51.8 million during 1999.

In addition, we completed a previously announced repurchase program in 1999. Under the previous program, we purchased 1,451,900 shares of common stock at a cost of $57.4 million in 1999, 2,441,100 shares of common stock at a cost of $98.1 million in 1998 and 220,000 shares of common stock at a cost of $9.6 million in 1997. We purchased a total of 4,113,000 shares of common stock, or 10% of the outstanding shares, at a cost of $165.1 million. In February 1997, we completed another stock repurchase program, purchasing 1,408,300 shares of common stock at a cost of $57.2 million.

Currently, we use shares of treasury stock to pay employee/director benefits and to fund our Dividend Reinvestment Plan.

23. TIMBERLAND LEASES AND OPERATING LEASES

Bowater controls timberlands under long-term leases expiring 2000 to 2058, for which aggregate lease payments were $0.7 million in 1999, $0.7 million in 1998 and $0.7 million in 1997. In addition, we lease certain office premises, office equipment and transportation equipment under operating leases. Total rental expense for these operating leases was $11.0 million in 1999, $8.5 million in 1998 and $5.5 million in 1997.

At December 31, 1999, the future minimum rental payments under timberland leases and operating leases are:

--------------------------------------------
                    Timberland     Operating
                       Lease         Leases,
(In millions)        Payments         Net
--------------------------------------------
2000                 $     0.7     $    10.8
2001                       0.7           9.2
2002                       0.7           8.7
2003                       0.6           7.7
2004                       0.6           7.4
Thereafter                18.5          15.5
--------------------------------------------
                     $    21.8     $    59.3
============================================

In conjunction with the 1998 Avenor acquisition, we manage 14.2 million acres of Crown-owned land in Canada on which we have cutting rights. We make payments to various Canadian provinces based on the amount of timber harvested. There are no minimum rental payments associated with the cutting rights.

24. SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenues:

Bowater has three reportable segments: the Newsprint Division, the Coated Paper Division and the Forest Products Division. The Newsprint Division is responsible for the manufacturing operations of seven sites in the United States, Canada and South Korea. It is also responsible for the worldwide marketing of newsprint and uncoated groundwood specialties. The Coated Paper Division is responsible for one manufacturing site that produces coated groundwood paper, newsprint, market pulp and uncoated groundwood specialties and operates a coating facility, both in the United States. This Division is responsible for the worldwide marketing and sales of coated groundwood paper. The Forest Products Division operates three sawmills and manages 1.8 million acres of owned and leased timberlands in the United States and Canada as well as 14.2 million acres of Crown-owned land in Canada on which we have cutting rights. This division sells wood fiber to the Newsprint and Coated Paper Divisions, as well as markets and sells timber and lumber to third parties in North America. The Pulp Division has marketing and sales responsibility for all of our market pulp products; however, the financial results from these sales are included in both the Newsprint Division and the Coated Paper Division. Their administrative expenses are included in "Corporate/other eliminations." Accordingly, no results are reported for the Pulp Division.

Factors management used to identify our segments: Bowater's reportable segments are business units responsible for the marketing and sales of different products. They are managed separately because of the different products that they are responsible for manufacturing and distributing.

                          BOWATER 1999 ANNUAL REPORT

The following tables summarize information about segment profit and loss and segment assets for the three years ended December 31, 1999, 1998 and 1997:


                                                               Coated        Forest      Corporate/
                                               Newsprint       Paper        Products        Other
1999 (In millions)                             Division       Division      Division     Eliminations      Total
-------------------------------------------------------------------------------------------------------------------
Net sales - including internal sales         $  1,528.2      $  467.0       $  489.3      $    2.3      $  2,486.8
Eliminations of intersegment sales                 (4.2)         --           (347.9)         --            (352.1)
-------------------------------------------------------------------------------------------------------------------
Net sales - external customers               $  1,524.0      $  467.0       $  141.4      $    2.3(1)   $  2,134.7
-------------------------------------------------------------------------------------------------------------------
Depreciation, amortization and cost of
 timber harvested                            $    221.2      $   55.5       $   21.2      $    2.3      $    300.2
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                      $    (98.0)(2)  $   72.2       $  320.9(3)   $  (51.1)(1)  $    244.0
-------------------------------------------------------------------------------------------------------------------
Total assets                                 $  3,243.8      $  492.1       $  665.0      $  151.3(1)   $  4,552.2
-------------------------------------------------------------------------------------------------------------------
Capital expenditures                         $    141.1      $   42.1       $   13.9      $    1.4      $    198.5
-------------------------------------------------------------------------------------------------------------------


                                              Newsprint        Coated        Forest      Corporate/
                                             & Directory       Paper        Products        Other
1998 (In millions)                             Division       Division      Division     Eliminations      Total
-------------------------------------------------------------------------------------------------------------------
Net sales - including internal sales         $  1,356.6      $  474.1       $  517.4      $   17.2      $  2,365.3
Eliminations of intersegment sales                 --            --           (370.3)         --            (370.3)
-------------------------------------------------------------------------------------------------------------------
Net sales - external customers               $  1,356.6      $  474.1       $  147.1      $   17.2(1)   $  1,995.0
-------------------------------------------------------------------------------------------------------------------
Depreciation, amortization and cost of
  timber harvested                           $    154.9      $   51.0       $   21.7      $    2.0      $    229.6
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                      $     32.4(2)   $  107.4       $   67.0(3)   $  (44.7)(1)  $    162.1
-------------------------------------------------------------------------------------------------------------------
Total assets                                 $  3,869.3      $  488.3       $  590.4      $  144.0(1)   $  5,092.0
-------------------------------------------------------------------------------------------------------------------
Capital expenditures                         $    170.8      $   29.6       $   17.0      $    5.8      $    223.2
-------------------------------------------------------------------------------------------------------------------


                                              Newsprint        Coated        Forest      Corporate/
                                             & Directory       Paper        Products        Other
1997 (In millions)                             Division       Division     Division(4)   Eliminations      Total
-------------------------------------------------------------------------------------------------------------------
Net sales - including internal sales         $    886.8      $  458.4       $  428.0      $   (0.5)     $  1,772.7
Eliminations of intersegment sales                 --            --           (288.2)         --            (288.2)
-------------------------------------------------------------------------------------------------------------------
Net sales - external customers               $    886.8      $  458.4       $  139.8      $   (0.5)     $  1,484.5
-------------------------------------------------------------------------------------------------------------------
Depreciation, amortization and cost of
 timber harvested                            $     98.6      $   51.3       $   18.5      $    1.4      $    169.8
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                      $     30.0      $   91.2       $   58.2(3)   $  (42.9)     $    136.5
-------------------------------------------------------------------------------------------------------------------
Total assets                                 $  1,198.7      $  496.3       $  572.2      $  478.6      $  2,745.8
-------------------------------------------------------------------------------------------------------------------
Capital expenditures                         $     52.4      $   23.0       $   22.4      $    1.8      $     99.6
-------------------------------------------------------------------------------------------------------------------

(1) Amounts for 1999 include the Gold River pulp mill, closed in 1998, with net sales, operating loss and total assets of $2.3 million, $5.1 million and $5.7 million, respectively. Gold River pulp mill amounts included in 1998 for net sales, operating loss and total assets are $17.0 million, $4.6 million and $28.3 million, respectively. Also included in operating income
     (loss) are capital taxes of $3.5 million in 1999 and $0.8 million in 1998.
(2) Operating income (loss) for the Newsprint Division includes impairment charges and capital taxes of $92.0 million and $0.7 million, respectively, in 1999 and $119.6 million and $0.4 million, respectively, in 1998. Operating income (loss) for 1999 also includes a loss on sale of assets of $47.1 million.
(3) Operating income (loss) for the Forest Products Division includes gain on sale of assets of $272.5 million in 1999, $21.1 million in 1998 and $0.8 million in 1997.
(4) Segment information for the Forest Products Division, established in mid-1997, has been restated on a pro forma basis for comparative purposes only for the full year 1997.

                           BOWATER 1999 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                              Net Sales by Product
(In millions)                            1999         1998         1997
------------------------------------------------------------------------
Newsprint                           $  1,282.2   $  1,108.8   $    730.8
Market pulp                              434.2        272.1        172.7
Coated groundwood                        311.8        391.0        337.7
Directory paper                           89.4        173.5        178.9
Uncoated groundwood specialties           52.1         49.3         44.0
Lumber and other wood products           142.0        148.0        134.8
Less: distribution costs                (177.0)      (147.7)      (114.4)
------------------------------------------------------------------------
                                    $  2,134.7   $  1,995.0   $  1,484.5
========================================================================


                                              Net Sales by Country(1)
(In millions)                            1999         1998         1997
------------------------------------------------------------------------
United States                       $  1,649.1   $  1,750.6   $  1,331.3
Canada                                   170.8         28.1         20.2
Korea                                    102.1         44.1         18.8
Japan                                     39.6         44.6         21.5
Brazil                                    39.0         37.0         37.4
Italy                                     32.5         31.9         26.0
United Kingdom                            38.3         22.9          9.1
Mexico                                    58.7         10.7          5.6
Other countries (2)                      181.6        172.8        129.0
Less: distribution costs                (177.0)      (147.7)      (114.4)
------------------------------------------------------------------------
                                    $  2,134.7   $  1,995.0   $  1,484.5
========================================================================


                                          Long-Lived Assets by Country
(In millions)                            1999         1998         1997
------------------------------------------------------------------------
United States                       $  1,343.9   $  1,773.1   $  1,790.7
Canada                                 1,379.8      1,412.8        157.7
Korea                                    182.0        195.3          0.1
------------------------------------------------------------------------
                                    $  2,905.7   $  3,381.2   $  1,948.5
========================================================================

(1) Revenues are attributed to countries based on the location of the customer. No one customer represented 10% or more of consolidated net sales.
(2)  No country in this group exceeded 10% of consolidated net sales.

                           BOWATER 1999 ANNUAL REPORT

25. QUARTERLY INFORMATION (UNAUDITED)


 (In millions, except per-share amounts)
 -----------------------------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 1999                   First      Second      Third       Fourth        Year
 -----------------------------------------------------------------------------------------------------
 Net sales                                   $   571.3   $   527.4   $   511.0    $  525.0   $ 2,134.7
 Operating income (loss) (1)                     194.9        27.8       (52.2)       73.5       244.0
 Net income (loss)                               106.5         5.2       (53.4)       20.4        78.7
 Basic earnings (loss) per common share           1.93        0.10       (0.98)       0.38        1.43
 Diluted earnings (loss) per common share    $    1.89   $    0.10   $   (0.98)   $   0.38   $    1.41
 -----------------------------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 1998
 -----------------------------------------------------------------------------------------------------
 Net sales                                   $   383.1   $   395.8   $   576.9    $  639.2   $ 1,995.0
 Operating income (loss) (1)                      67.3        58.6       (39.9)       76.1       162.1
 Net income (loss)                                24.8        18.9       (88.1)       25.9       (18.5)
 Basic earnings (loss) per common share           0.60        0.45       (1.69)       0.46       (0.44)
 Diluted earnings (loss) per common share    $    0.59   $    0.44   $   (1.69)   $   0.45   $   (0.44)
 -----------------------------------------------------------------------------------------------------

(1) Operating income (loss) includes net gain on sale of assets and capital tax expense.

                           BOWATER 1999 ANNUAL REPORT

                    MANAGEMENT'S STATEMENT OF RESPONSIBILITY


The management of Bowater is responsible for the information contained in the financial statements and in the other parts of this report. The accompanying consolidated financial statements of Bowater Incorporated and Subsidiaries have been prepared in accordance with generally accepted accounting principles. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as accurate and factual as possible, management has communicated to all appropriate employees the requirements for accurate recordkeeping and accounting.

We maintain a system of internal accounting controls designed to provide reasonable assurances for the safeguarding of assets and the reliability of financial records. The system is subject to continuous review through a corporatewide internal audit program with appropriate management follow-up action. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, we have an effective and responsive system of internal accounting controls.

Our independent auditors, KPMG LLP, are responsible for conducting an audit of our consolidated financial statements in accordance with generally accepted auditing standards and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company and its subsidiaries in conformity with generally accepted accounting principles. Their report appears on this page.

There is an Audit Committee of the Board of Directors composed of three nonemployee directors who meet regularly with management, the internal auditors and KPMG LLP to discuss specific accounting, reporting and internal control matters. Both the independent auditors and internal auditors have full and free access to the Audit Committee.

                           BOWATER 1999 ANNUAL REPORT

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders of Bowater Incorporated:

We have audited the accompanying consolidated balance sheet of Bowater Incorporated and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, capital accounts and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowater Incorporated and Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


KPMG LLP


Greenville, South Carolina
February 11, 2000

                           BOWATER 1999 ANNUAL REPORT

                       FINANCIAL AND OPERATING RECORD(*)


(In millions, except per-share amounts)                                     1999 (1)         1998 (1)            1997
----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net sales                                                               $    2,134.7     $    1,995.0     $    1,484.5
Operating income (loss) (2)                                                    244.0            162.1            136.5
Income (loss) from continuing operations before cumulative effect
   of changes in accounting principles and extraordinary charge (3)             78.7            (18.5)            53.7
Net income (loss)                                                               78.7            (18.5)            53.7
Diluted earnings (loss) per common share                                        1.41            (0.44)            1.25
Dividends declared per common share (4)                                         0.80             0.80             0.80
----------------------------------------------------------------------------------------------------------------------
PRODUCT SALES INFORMATION
Newsprint                                                               $    1,282.2     $    1,108.8     $      730.8
Coated groundwood                                                              311.8            391.0            337.7
Directory paper                                                                 89.4            173.5            178.9
Market pulp                                                                    434.2            272.1            172.7
Uncoated groundwood specialties                                                 52.1             49.3             44.0
Lumber and other wood products                                                 142.0            148.0            134.8
Communication papers                                                            --               --               --
Distribution costs                                                            (177.0)          (147.7)          (114.4)
----------------------------------------------------------------------------------------------------------------------
                                                                        $    2,134.7     $    1,995.0     $    1,484.5
----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Timber and timberlands                                                  $      283.2     $      472.8     $      394.0
Fixed assets, net                                                            2,581.3          2,885.2          1,554.5
Total assets                                                                 4,552.2          5,092.0          2,745.8
Total debt                                                                   1,505.1          1,830.8            758.9
Total debt and redeemable preferred stock                                    1,505.1          1,830.8            758.9
Total capitalization (5)                                                     3,397.4          3,736.6          2,038.3
----------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
Percent return on average common equity                                          4.5%            (1.4)%            4.5%
Income from continuing operations as a percentage of net sales                   3.7%            (0.9)%            3.6%
Total debt as a percentage of total capitalization (6)                          42.1%            46.3%            37.2%
Total debt and redeemable preferred stock as
   a percentage of shareholders' equity                                         85.0%            92.3%            65.8%
Effective tax rate                                                              45.9%           166.0%            37.0%
Cash flow from (used for) operations                                    $      147.0     $      274.1     $      195.6
Cash invested in fixed assets, timber and timberlands                   $      198.5     $      223.2     $       99.6
Book value - common shareholders' equity per common share               $      33.10     $      32.31     $      27.99
Common stock price range                                                $37.13-59.94     $32.81-59.56     $37.00-55.62
Sales (thousands of short tons)
   Newsprint (7)                                                               2,847            2,160            1,482
   Coated groundwood                                                             433              486              479
   Directory paper                                                               125              226              228
   Market pulp                                                                 1,015              674              407
   Uncoated groundwood specialties                                               102               90               83
Registered shareholders                                                        5,200            5,600            5,200
Employees                                                                      6,400            8,300            5,000
----------------------------------------------------------------------------------------------------------------------

(*) This table should be used in conjunction with the financial statements and notes to the financial statements.
(1) In 1999, Bowater sold GNP. In 1998, we acquired Avenor Inc. and a South Korean newsprint mill. In 1996, we sold Star Forms. In 1991, we acquired GNP.
(2) Net gain (loss) on sale of assets and capital taxes have been classified in operating income.

                           BOWATER 1999 ANNUAL REPORT

--------------------------------------------------------------------------------------------------------------------------------
    1996 (1)            1995             1994            1993             1992         1991 (1)             1990            1989
--------------------------------------------------------------------------------------------------------------------------------
$    1,718.3    $    2,001.1     $    1,359.0    $    1,353.7     $    1,360.8     $    1,190.4     $    1,289.1    $    1,361.0
       399.3           521.4             85.2           (11.1)           (86.3)           103.7            174.9           280.5

       204.1           258.2             (4.8)          (64.5)           (92.9)            45.6             87.4           144.6
       200.2           246.9             (4.8)          (64.5)           (82.0)            45.6             78.4           144.6
        4.55            5.22            (0.59)          (1.84)           (2.34)            1.15             2.05            3.86
        0.80            0.60             0.60            0.60             1.20             1.20             1.20            1.14
--------------------------------------------------------------------------------------------------------------------------------

$      845.3    $      841.6     $      604.0    $      607.6     $      649.6     $      601.4     $      617.2    $      645.3
       356.3           463.8            307.0           316.2            296.1            259.9            279.0           279.2
       183.9           162.4            128.6           138.6             90.2               --               --              --
       154.3           233.3            130.6            98.9            136.4            138.0            170.7           182.6
        38.0            41.2             37.3            39.9             34.5               --               --              --
       108.0           116.8             87.9           103.1             79.5             34.3             32.6            32.7
       153.4           248.9            190.7           191.8            207.5            254.9            280.9           310.2
      (120.9)         (106.9)          (127.1)         (142.4)          (133.0)           (98.1)           (91.3)          (89.0)
--------------------------------------------------------------------------------------------------------------------------------
$    1,718.3    $    2,001.1     $    1,359.0    $    1,353.7     $    1,360.8     $    1,190.4     $    1,289.1    $    1,361.0
--------------------------------------------------------------------------------------------------------------------------------

$      395.7    $      430.4     $      426.4    $      422.5     $      432.6     $      414.1     $      297.9    $      285.7
     1,636.7         1,711.0          1,785.0         1,750.7          1,821.7          1,858.8          1,604.7         1,529.5
     2,865.5         2,908.2          2,851.4         2,726.2          2,881.6          2,780.0          2,297.9         2,284.2
       760.6           818.1          1,118.5         1,120.2          1,134.3            864.5            498.2           532.4
       785.4           867.8          1,193.0         1,194.6          1,208.5            938.6            572.2           606.4
     2,082.8         2,113.9          2,222.5         2,071.8          2,186.4          2,061.7          1,694.5         1,700.5
--------------------------------------------------------------------------------------------------------------------------------

        18.6%           27.5%            (3.0)%          (8.6)%           (9.6)%            4.4%             7.9%           16.0%
        11.9%           12.9%            (0.4)%          (4.8)%           (6.8)%            3.8%             6.8%           10.6%
        36.5%           38.7%            50.3%           54.1%            51.9%            41.9%            29.4%           31.3%

        67.1%           79.2%           134.4%          163.1%           147.7%            99.6%            61.2%           66.9%
        35.2%           39.4%            70.0%           32.0%            37.0%            37.0%            37.0%           36.0%
$      336.2    $      607.7     $       80.9    $      (30.6)    $      109.5     $      156.6     $      238.4    $      327.3
$      106.9    $       96.0     $      216.1    $      121.8     $      139.5     $      159.7     $      214.1    $      423.4
$      27.97    $      24.52     $      18.92    $      20.10     $      22.55     $      26.21     $      26.24    $      25.37
$31.75-41.25    $26.50-53.50     $20.50-29.38    $18.00-24.63     $17.63-27.25     $18.63-30.38     $16.13-28.50    $25.75-34.13

       1,446           1,402            1,460           1,437            1,604            1,244            1,266           1,278
         432             476              453             454              447              346              352             343
         211             229              189             202              126               --               --              --
         393             325              300             312              318              317              300             261
          64              60               76              76               65               --               --              --
       5,600           5,900            6,600           7,300            8,200            9,500           14,000          15,600
       5,000           5,500            6,000           6,600            6,900            7,200            5,100           5,100
--------------------------------------------------------------------------------------------------------------------------------

(3) Extraordinary charge relates to debt retirements in 1996, 1995 and 1990. The changes in accounting principles relate to the adoption of SFAS No. 106 and SFAS No. 109 in 1992.

(4)      Dividends are declared quarterly.

(5) Total capitalization includes total debt, minority interests in subsidiaries, redeemable preferred stock and shareholders' equity.

(6) In 1999 and 1998, this ratio excludes the revaluation of Avenor's debt totaling $128.6 million and $190.6 million, respectively.

(7) Newsprint sales do not include shipments from the Ponderay Newsprint Company, an unconsolidated entity.

                           BOWATER 1999 ANNUAL REPORT

                     NOMINAL ANNUAL CAPACITY AND PRODUCTION
                            BY PRODUCT LINE AND MILL

----------------------------------------------------------------------------------------------------------
                                                                            Annual                 1999
(In short tons)                                                            Capacity             PRODUCTION
----------------------------------------------------------------------------------------------------------
Newsprint, directory and uncoated groundwood specialties

  Calhoun, Tennessee                                                        853,500               806,014

  Catawba, South Carolina                                                   260,500               247,251

  Liverpool, Nova Scotia                                                    267,800               240,474

  Millinocket, Maine (1)                                                    140,000                74,209

  East Millinocket, Maine (1)                                               304,000               167,323

  Thunder Bay, Ontario                                                      604,000               583,309

  Gatineau, Quebec                                                          500,600               454,713

  Dalhousie, New Brunswick                                                  250,200               225,735

  Usk, Washington (2)                                                       278,500               273,255

  Mokpo, Korea                                                              303,800               268,890

Coated groundwood paper

  Catawba, South Carolina                                                   356,000               352,184

  Benton Harbor, Michigan (3)                                                60,000                11,853

  Millinocket, Maine (1)                                                    127,700                71,785

Market pulp

  Catawba, South Carolina                                                   269,500               269,394

  Calhoun, Tennessee                                                        219,000               146,969

  Thunder Bay, Ontario                                                      606,300               549,261

Lumber (4) (5)                                                              239,400               233,843
----------------------------------------------------------------------------------------------------------

(1) The Millinocket and East Millinocket, Maine, facilities were sold in August 1999.

(2) Represents the Ponderay Newsprint Company, which is 40% owned. Capacity and production are shown at 100%.

(3)      The Benton Harbor, Michigan, facility was acquired in July 1999.

(4)      The Pinkham Lumber Company was sold in March 1999.

(5)      Figures are in MBF (thousands of board feet).

                           BOWATER 1999 ANNUAL REPORT

                               BOARD OF DIRECTORS

Arnold M. Nemirow (1)                        Richard Barth (2, 3, 5)                      James L. Pate (3, 4)
Chairman, President and Chief Executive      Retired Chairman, President and              Chairman and Chief Executive Officer
  Officer of the Company                       Chief Executive Officer                    Pennzoil-Quaker State Company
Director since 1994                          Ciba-Geigy Corporation                       Consumer Products
Age: 56                                      Diversified Chemical Products                Director since 1996
                                             Director since 1991                          Age: 64
Francis J. Aguilar (1, 2, 4)                 Age: 68
Professor Emeritus                                                                        John A. Rolls (3, 5)
Harvard University Graduate School of        Kenneth M. Curtis (5)                        President and Chief Executive Officer
  Business                                   Attorney At Law and Senior Member            Thermion Systems International
Director since 1984                          Curtis Thaxter Stevens Broder & Micoleau,    Aerospace and Industrial Heating Systems
Age: 67                                         Limited Liability Company, P.A.           Director since 1990
                                             Director since 1993                          Age: 58
H. David Aycock (1, 4)                       Age: 69
Chairman, Chief Executive Officer and                                                     Arthur R. Sawchuk (5)
  President                                  Charles J. Howard (2)                        Chairman
Nucor Corporation                            Chairman                                     The Manufacturers Life Insurance Company
Steel and Steel Products                     Howard, Barclay & Associates Ltd.            Insurance and Financial Services
Director since 1987                          Investment Counseling                        Director since 1998
Age: 69                                      Director since 1997                          Age: 64
                                             Age: 57


(1) Executive Committee

(2) Audit Committee

(3) Finance Committee

(4) Human Resources and Compensation Committee

(5) Nominating and Governance Committee

                           BOWATER 1999 ANNUAL REPORT

                                    OFFICERS


CORPORATE OFFICERS

Arnold M. Nemirow
Chairman, President and
Chief Executive Officer

Arthur D. Fuller
Executive Vice President and President -
Newsprint Division

E. Patrick Duffy
Senior Vice President and President - Coated
Paper Division

Richard K. Hamilton
Vice President and President - Forest
Products Division

David J. Steuart
Vice President and President - Pulp Division

Anthony H. Barash
Senior Vice President - Corporate
Affairs and General Counsel

James H. Dorton
Vice President - Corporate Development
and Strategy

Jerry R. Gilmore
Vice President - United States and Korean
Newsprint Operations

William G. Harvey
Vice President and Treasurer

Steven G. Lanzl
Vice President - Information Technology

David G. Maffucci
Senior Vice President and Chief Financial Officer

Robert A. Moran
Vice President - Manufacturing Services

R. Donald Newman
Vice President - Canadian Newsprint
Operations

Michael F. Nocito
Vice President and Controller

Wendy C. Shiba
Vice President, Secretary and Assistant
General Counsel

James T. Wright
Vice President - Human Resources

DIVISION OFFICERS

NEWSPRINT DIVISION

Arthur D. Fuller
President - Newsprint Division

Jerry R. Gilmore
Vice President - United States and Korean
Newsprint Operations

  S. Y. Han
  President - Bowater-Halla
  Paper Company Ltd.

  Howard G. Johnson
  Vice President and Resident Manager -
  Calhoun Operations

  William G. Meany
  Vice President and Resident Manager -
  Ponderay Operations

R. Donald Newman
Vice President - Canadian Newsprint
Operations

  Edward J. Broadhurst
  Vice President - Operations Technology

  Don P. Campbell
  Vice President and Resident Manager -
  Thunder Bay Operations

  Patrice Cayouette
  Vice President and Resident Manager -
  Gatineau Operations

  Richard G. Gilbert
  Vice President and Resident Manager -
  Mersey Operations

  Luc Lachapelle
  Vice President and Resident Manager -
  Dalhousie Operations

  Marc Regnier
  Vice President and General Counsel -
  Canadian Newsprint Operations

C. Randy Ellington
Vice President- North American Newsprint
Sales

Larry G. Green
Vice President - Purchasing and Transportation

William C. Morris
Vice President - International Newsprint Sales

Craig B. Stevens
Vice President - Administration and Planning

Donald L. Wheeler
Vice President - Human Resources

COATED PAPER DIVISION

E. Patrick Duffy
President - Coated Paper Division

Daniel B. Haight
Vice President - Coated Paper Sales

Gaynor L. "Bud" Nash
Vice President and Resident Manager -
Catawba Operations

Denis Tontodonato
Vice President - Administration and Planning

PULP DIVISION

David J. Steuart
President - Pulp Division

John C. Adams
Vice President - North American Sales

FOREST PRODUCTS DIVISION

Richard K. Hamilton
President - Forest Products Division

Roger Barber
Vice President - Ontario and New Brunswick
Woodlands Operations

Jean Beaulieu
Vice President - Lumber and Quebec
Woodlands Operations

J. Frank Pickle
Vice President - Southern Woodlands Operations

Jon M. Porter
Vice President - Mersey Woodlands Operations

Colin R. Wolfe
Vice President - Administration and Planning

                           BOWATER 1999 ANNUAL REPORT

                            SHAREHOLDER INFORMATION


ANNUAL MEETING

Bowater's annual meeting of shareholders will be held on Wednesday, May 10, 2000, at 11 a.m. at The Gunter Theatre of the Peace Center for the Performing Arts, Greenville, South Carolina.

STOCK LISTINGS

Bowater Incorporated common stock is listed on the New York Stock Exchange (stock symbol BOW), U.S. regional exchanges and the London Stock Exchange. A special class of stock exchange into Bowater common stock is listed on the Toronto Stock Exchange (stock symbol BWX).

COMMON STOCK REGISTRARS AND TRANSFER AGENTS (BOW)

The Bank of New York
Shareholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, NY  10286
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

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Bowater has a Dividend Reinvestment and Stock Purchase Plan. Information is available from the Bank of New York.

INDEPENDENT AUDITORS

KPMG LLP
55 Beattie Place
Suite 600
Greenville, SC  29601
864-250-2600

COMMON STOCK PRICES

Price ranges of the company's common stock during 1999 and 1998 as reported on the New York Stock Exchange were:

-------------------------------------------------------------
                          1999                    1998

                    HIGH        LOW         HIGH        LOW

 First quarter     $46.00      $37.13      $56.44      $41.56

Second quarter     $55.94      $39.00      $59.56      $46.75

 Third quarter     $59.94      $47.88      $49.75      $35.62

Fourth quarter     $56.19      $46.88      $43.50      $32.81
-------------------------------------------------------------

                                 [LOGO] BOWATER
                                  Incorporated



CORPORATE                          DIVISION SALES OFFICES                Bowater S. America Ltda.          COATED PAPER DIVISION
HEADQUARTERS                                                             Rua Engenheiro Carlos
                                   NEWSPRINT DIVISION                    Estevenson, #80                   11440 Carmel Commons
Bowater Incorporated                                                     Sala #51 Lyon Office Center       Boulevard
55 East Camperdown Way             2000 Regency Parkway                  Nova Campinas, Sao Paulo          Suite 201
P.O. Box 1028                      Suite 380                             Brazil CEP 13092310               Charlotte, NC
Greenville, SC                     Cary NC                               5519-251-9088                     28226
29602                              27511                                                                   704-540-2667
864-271-7733                       919-467-6422                          300 March Road
864-282-9482 (FAX)                                                       Suite 444                         650 Warrenville Road
http://www.bowater.com             547 West Jackson Boulevard            Kanata, ON K2K 2E2                Suite 410
                                   Suite 1505                            Canada                            Lisle, IL
DIVISION HEADQUARTERS              Chicago, Il                           888-333-9933                      60532
                                   60661                                                                   630-960-9797
Newsprint Division                 312-588-2301                          Bowater Europe Limited
55 East Camperdown Way                                                   Carolyn House                     Park 80 West, Plaza 1
P.O. Box 1028                      100 Merchant Street                   26 Dingwall Road                  3rd Floor
Greenville, SC                     Suite 195                             Croydon, Surrey  CRO 9XF          Saddle Brook, NJ
29602                              Cincinnati, OH                        England                           07663
864-271-7733                       45246                                 44-208-667-0303                   201-368-3611
                                   513-772-2744
Coated Paper Division                                                    Bowater Japan Limited             PULP DIVISION
11440 Carmel Commons               3155 Route 10, Suite 101              Imperial Hotel Main
Boulevard                          Denville, NJ                          Building 5F, Room 504             11440 Carmel Commons
Suite 201                          07834                                 1-1-1 Uchisaiwai-cho              Boulevard
Charlotte, NC                      973-537-1070                          Chiyoda-ku, Tokyo                 Suite 201
28226                                                                    100-8558                          Charlotte, NC
704-540-2667                       55 East Camperdown Way                Japan                             28226
                                   P.O. Box 1028                         81-3-5521-2560                    877-236-5837
Pulp Division                      Greenville, SC
5420 North Service Road            29602                                 Bowater-Halla Paper               CANADIAN NEWSPRINT
Burlington, ON L7L 6C7             864-271-7733                          Company Ltd.                      OPERATIONS
Canada                                                                   11F Hong Woo Building
800-205-PULP                       5068 West Plano Parkway               945-1 Daechi-Dong                 1250 Rene-Levesque
                                   Suite 300                             Kangnam-Gu, Seoul                 Boulevard West
Forest Products Division           Plano, TX                             Korea                             Montreal, Quebec H3B 4Y3
5020 Highway 11 South              75093                                 822-567 1576                      Canada
Calhoun, TN                        972-381-4260                                                            514-846-4811
37309                                                                    Bowater Asia Pte Ltd
423-336-7195                       2033 Sixth Avenue                     260 Orchard Road, #08-09
                                   Suite 320                             The Heeren
                                   Seattle, WA                           Singapore 238855
                                   98121                                 65-835-0488
                                   206-728-0175

                                   15310 Amberly Drive
                                   Suite 250-50
                                   Tampa, FL
                                   33647
                                   813-977-4945

(c) Bowater Incorporated
Printed in U.S.A.

Bowater Incorporated is an equal opportunity employer

[LOGO] is a registered trademark of Bowater Incorporated

Ce rapport est disponible en version francaise.

This report is available in English and French at http://www.bowater.com