Form 10-K, Exhibit 13
period 2000-12-31
BOWATER INC
filed 2001-03-22
CIK 743368

               [FRONT COVER PHOTO: Photo of paper calendar roll]

                             [Bowater Logo] Bowater

                               2000 Annual Report

Table of Contents

OPERATIONS AT A GLANCE  2

FINANCIAL HIGHLIGHTS  3

LETTER TO SHAREHOLDERS  4

NEWSPRINT DIVISION  8

COATED PAPER DIVISION  9

PULP DIVISION  10

FOREST PRODUCTS DIVISION  11

THE ENVIRONMENT AND SAFETY  12

INDEX TO FINANCIALS  13

BOARD OF DIRECTORS  53

CORPORATE OFFICERS  54

SHAREHOLDER INFORMATION  INSIDE BACK COVER



                                                                       Bowater


Bowater Incorporated headquartered in Greenville, South Carolina, is one of the world's largest manufacturers of newsprint. The company also makes coated and uncoated groundwood papers, market pulp and lumber products. Bowater operates nine pulp and paper mills in the United States, Canada and South Korea, a coating facility in Michigan and three sawmills in the United States and Canada. Bowater owns or leases 1.8 million acres of timberlands in the United States and Canada and has 14.1 million acres of timber cutting rights in Canada. Sales offices are located throughout North America and in Brazil, England, Japan, Singapore and South Korea. Bowater employs approximately 6,400 people.

is committed

In 2000, Bowater once again demonstrated its commitment to excellence. We acquired one of North America's best newsprint mills, located in Mississippi. We initiated a $100 million profit improvement program. We announced plans to convert a newsprint machine in South Carolina to produce coated groundwood papers, to expand our Michigan coating facility and to build two additional facilities to convert newsprint capacity to coated grades. And, Bowater's total return to shareholders was among the best of North America's forest products companies.

Bowater's reputation as a premier forest products company is built on a foundation of strong core values. We are focused on our customers and committed to building value for our shareholders. We relentlessly pursue operating efficiencies and constantly search for and seize opportunities. We are dedicated to financial discipline. Our experienced management has a proven track record and leads a global team dedicated to superior performance.

                                                          2000 Annual Report  1
to excellence.


OPERATIONS AT A GLANCE

                                     [MAP]

    MILLS BY
GEOGRAPHICAL
     REGIONS
                #  Mill Location             Mill Type          Annual Capacity
================================================================================
United States   1  Usk, Washington           Newsprint             253,100 mt
               -----------------------------------------------------------------
                2  Grenada, Mississippi      Newsprint             243,900 mt
               -----------------------------------------------------------------
                3  Albertville, Alabama      Lumber                 99,000 mbf
               -----------------------------------------------------------------
                4  Calhoun, Tennessee        Newsprint/Specialty   774,300 mt
                                             Market pulp           198,700 mt
               -----------------------------------------------------------------
                5  Catawba, South Carolina   Coated paper          358,000 st
                                             Market pulp           244,500 mt
                                             Newsprint/Specialty   247,200 mt
               -----------------------------------------------------------------
                6  Benton Harbor, Michigan   Paper coating          60,000 st
================================================================================
Canada          7  Thunder Bay, Ontario      Newsprint             566,800 mt
                                             Market pulp           544,300 mt
               -----------------------------------------------------------------
                8  Gatineau, Quebec          Newsprint             518,000 mt
               -----------------------------------------------------------------
                9  Maniwaki, Quebec          Lumber                 79,000 mbf
               -----------------------------------------------------------------
               10  Dalhousie, New Brunswick  Newsprint             238,600 mt
               -----------------------------------------------------------------
               11  Liverpool, Nova Scotia    Newsprint             251,300 mt
               -----------------------------------------------------------------
               12  Oakhill, Nova Scotia      Lumber                110,000 mbf
================================================================================
Asia           13  Mokpo, South Korea        Newsprint             275,600 mt
               -----------------------------------------------------------------
                   st:short tons    mt:metric tons   mbf:thousands of board feet

2  Bowater

FINANCIAL HIGHLIGHTS

(In millions, except per-share amounts)                 2000            1999
--------------------------------------------------------------------------------
Sales                                              $    2,500.3    $    2,311.7
--------------------------------------------------------------------------------
Operating income(1)                                       363.3           244.0
--------------------------------------------------------------------------------
Net income                                                159.4            78.7
--------------------------------------------------------------------------------
Diluted earnings per common share                  $       3.02    $       1.41
--------------------------------------------------------------------------------
Average common and common equivalent shares
  outstanding                                              52.8            55.0
--------------------------------------------------------------------------------
Dividends declared per common share                $       0.80    $       0.80
--------------------------------------------------------------------------------
Total assets                                            5,004.1         4,552.2
--------------------------------------------------------------------------------
Total shareholders' equity                         $    1,797.1    $    1,770.8
--------------------------------------------------------------------------------
Percent return on average common equity                    8.9%            4.5%
--------------------------------------------------------------------------------
Total debt                                         $    1,931.1    $    1,505.1
--------------------------------------------------------------------------------
Total debt as a percentage of total
  capitalization(2)                                       48.6%           42.1%
--------------------------------------------------------------------------------
Current ratio                                             0.65x           1.34x
--------------------------------------------------------------------------------
Capital expenditures, including timberlands        $      283.2    $      198.5
--------------------------------------------------------------------------------
Registered shareholders                                   4,900           5,200
--------------------------------------------------------------------------------
Common stock price range                           $42.06-59.00    $37.13-59.94
--------------------------------------------------------------------------------

1) Operating income includes net gain on sale of assets of $7.3 million for 2000. In 1999, operating income includes net gain on sale of assets of $225.4 million and impairment charges of $92.0 million.

2) This ratio excludes the revaluation of debt assumed through acquisitions totaling $113.2 million and $128.6 million for 2000 and 1999, respectively.

[GRAPH]

SALES in millions

2000         $2,500.3
1999         $2,311.7
1998         $2,142.7
1997         $1,598.9
1996         $1,839.2

[GRAPH]

NET INCOME (LOSS) in millions

2000         $159.4
1999         $ 78.7
1998         $(18.5)
1997         $ 53.7
1996         $200.2

[GRAPH]

OPERATING INCOME in millions

2000         $363.3
1999         $244.0
1998         $162.1
1997         $136.5
1996         $399.3

[GRAPH]

RETURN ON AVERAGE COMMON EQUITY

2000          8.9%
1999          4.5%
1998         (1.4)%
1997          4.5%
1996         18.6%


                                                          2000 Annual Report  3

LETTER TO SHAREHOLDERS

Fellow Shareholders:

I am pleased to report that 2000 was an excellent year for Bowater. The markets for all of our pulp and paper products improved over the prior year, and we made substantial progress in meeting our strategic goals. We increased our strong market position in newsprint by acquiring a world-class newsprint mill in Grenada, Mississippi. And we announced a new coated groundwood paper strategy, which will make us a market leader in that product line as well.

With an improved cost structure and asset base, Bowater took full advantage of higher prices to post excellent financial results. Our manufacturing costs continued to decline during the year, and we announced a new profit improvement initiative to continue our relentless drive to be more profitable over the cycle. Our strategy is working. We are delivering on our commitments.

FINANCIAL AND OPERATING PERFORMANCE

Net income for the full year of 2000 was $159.4 million, or $3.02 per diluted share. This compares with net income in 1999 of $78.7 million, or $1.41 per diluted share, which included net gains on the sale of assets, net of impairment charges, of $72.8 million, or $1.32 per diluted share. Bowater had sales of $2.5 billion in 2000, compared with $2.3 billion in 1999.

During the year we generated $416.6 million in operating cash flow. We used $103.7 million to repurchase 2.1 million shares of common stock, continuing our share repurchase program that has totaled 3.1 million shares since May 1999. We paid $48.3 million in dividends and spent $283.2 million on capital projects to keep our mills cost effective and to improve efficiency. This spending level is higher than in the past as we ramp up spending on our coated papers strategy. We continue our commitment to spend below depreciation, even as we implement major projects that will add significant value to Bowater.

Short-term debt increased by $470.0 million, primarily resulting from the purchase of the Grenada mill. At year-end, our debt to total capitalization ratio stood at 48.6%. We expect to use cash flow from operations in 2001 to reduce our debt level toward our target range of approximately 40%.


4  Bowater

                                           [PHOTO OF ARNOLD M. NEMIROW]
                                                 ARNOLD M. NEMIROW
                                 Chairman, President and Chief Executive Officer

MARKET CONDITIONS

Market conditions for newsprint, our largest product segment, improved substantially during 2000. Prices increased in each quarter of the year - from $495 per metric ton on average in the fourth quarter of 1999 to $583 per metric ton in the fourth quarter of 2000. Demand grew in Asia, recovering to the strongest levels since the 1997/98 economic crisis. The relatively mature markets of North America and Europe also experienced growth. The supply/demand picture for newsprint improved, as industry capacity declined during the year because producers converted to higher value grades and closed high-cost facilities. Approximately one million tons of annual production capacity are expected to be removed from the North American market over the next two years. Newsprint's future looks bright.

The market for coated groundwood papers was solid. Even in the Internet age, advertising inserts, catalogs and magazines have shown remarkable growth. We expect growth to continue at approximately 3% annually, and we are capitalizing on that opportunity by adding capacity, in a very measured way, to meet customers' increasing demands for a wide array of coated paper grades. Our unique coated paper strategy targets healthy and diverse niche markets at a low capital cost.

Market pulp, Bowater's third major product, experienced an excellent year with strong demand and rising prices. Good markets for paper and paper products helped keep pulp prices up during most of the year. However, market pulp demand declined toward the end of the year, due to reduced demand for certain paper grades. We expect the pulp market to recover during the second half of 2001.

Lumber markets, to which Bowater has a small exposure, were weak during all of 2000. Soft export markets and excess supply kept prices depressed. However, we have seen recent indications of improvement in our lumber markets.


                                                           2000 Annual Report  5

LETTER TO SHAREHOLDERS

EXPANSION OF OUR COATED PAPERS BUSINESS

In 2000, we took two significant steps to enhance our market position in major product areas. In August, we acquired the Grenada newsprint mill. The integration of the mill into Bowater's system has been very successful, and we expect to exceed our initial synergy targets. In November, we announced the expansion of our coated papers business. The centerpiece of this plan is the conversion of a large newsprint machine at our Catawba mill to a coated groundwood machine. We will also add a second coating line to our first Nuway plant in Michigan and build two new coating plants, one in the mid-South region and the other in the mid-Atlantic region. When these projects are completed in 2002, the Catawba mill will be one of the world's premier coated paper mills, with over 700,000 tons of annual coated paper production, and we will increase our highly profitable coated papers business to almost one million tons per year.

STRATEGIC DIRECTION

With a positive outlook for our products, we expect to continue to grow our earnings power. This will be done by focusing on cost reduction and profit improvement, executing our coated papers strategy and seizing opportunities to further grow and consolidate the newsprint business.

Our strategy is really very simple. Its three main principles are:

o Efficiency and cost improvements

o Product mix improvement

o Growth with financial discipline

Bowater's track record for productivity improvement and cost reduction is proven. Our grass roots, continuous review process involves company employees at all levels, with effective incentive programs driven by our corporate goals. We successfully completed two major cost reduction initiatives totaling $270 million over the past five years and, during 2000, announced another $100 million profit improvement program.

6  Bowater

[GRAPH]

TOTAL RETURN TO SHAREHOLDERS 1995-2000

Bowater                              74%
S&P Midcap Paper Products            36%
Dow Jones Paper Products Group       26%
TSE Paper & Forest Products Index    23%
S&P 500                             132%

The second part of our strategy is the improvement of our product mix. We continue to broaden our spectrum of products, leveraging our customer base and taking full advantage of our existing infrastructure to maximize earnings potential. The pending expansion of our coated papers capacity and the development of new uncoated groundwood specialty grades at our Calhoun mill are prime examples.

The third part of our strategy is financially disciplined growth. Since 1998, we have more than doubled our production capacity while maintaining a strong balance sheet and carefully keeping our capital spending below depreciation. This means that we are spending our capital dollars wisely, generating solid returns above our cost of capital, and buying back our stock when appropriate.

Our shareholder returns reflect a winning strategy. The chart above shows our five-year total return to shareholders. Although lagging the broader market index, Bowater's shareholder returns have significantly outperformed its industry peers. We believe that our strategy will continue to build shareholder value.

In closing, I want to thank H. David Aycock for his 13 years of dedicated service as a member of Bowater's Board of Directors. Dave has reached our mandatory retirement age for directors and will be retiring from the Board in May. We also welcome our newest director, Cinda Hallman, who brings years of solid business experience to our Board. To our shareholders, customers and 6,400 employees worldwide, I want to thank you for a great year.


/s/ Arnold M. Nemirow

Arnold M. Nemirow
Chairman, President and Chief Executive Officer
March 15, 2001

                                                           2000 Annual Report  7

NEWSPRINT DIVISION

Bowater's Newsprint Division is responsible for the operation of eight facilities in the United States, Canada and South Korea. The largest newsprint manufacturer in the United States, Bowater grew again in 2000 with the purchase of a 250,000 metric ton newsprint mill in Grenada, Mississippi. This facility allows Bowater to better serve the growing Southwestern United States market, while enabling us to improve operating margins through better freight efficiencies at our other North American mills.

Bowater's facilities are among the most cost-effective newsprint operations in the world. We continuously initiate programs to enhance product quality and service and reduce costs. We take pride in building strong customer relationships. In fact, several of our newsprint customers are equity partners in various Bowater mills. One of our many quality improvement efforts is standardizing best quality practices in our newsprint mills, supported by a strong flow of communication and coordination with our customers.


[GRAPH]

2000 NEWSPRINT AND UNCOATED SPECIALTIES SHIPMENTS BY MILL in metric tons

Calhoun (Tennessee)                          752,000
Thunder Bay (Ontario)                        539,000
Gatineau (Quebec)                            440,000
Grenada* (Mississippi)                       105,000
Ponderay (Washington)                        249,000
Mokpo (South Korea)                          246,000
Catawba (South Carolina)                     183,000
Mersey (Nova Scotia)                         235,000
Dalhousie (New Brunswick)                    238,000
* Reflects newsprint shipments from August to December 2000.


[GRAPH]

SALES* in millions

2000           $  1,827.2
1999           $  1,672.0
1998           $  1,473.8
* Includes financial results for the sale of market pulp and intersegment sales.

[GRAPH]

WORLD NEWSPRINT MARKET SHARE

2000               7.6%
1999               7.5%
1998               8.4%
1997               4.1%
1996               4.2%


[GRAPH]

SEGMENT INCOME* in millions

2000           $   291.4
1999           $    53.1
1998           $   157.5
* Includes financial results for the production and sale of market pulp.

[GRAPH]

NEWSPRINT SHIPMENTS BY DESTINATION in thousands of metric tons


              International      North America
2000               713               2,274*
1999               636               2,307
1998               727               2,454
1997               251               1,301
1996               243               1,261
* Reflects newsprint shipments from August to December 2000 for Grenada.

8  Bowater

                       [PHOTO OF HAND HOLDING STOPWATCH]

                             OPERATING EFFICIENCIES

Bowater relentlessly pursues operating efficiencies. Our $100 million profit improvement program for 2001 will augment operating cost reductions, productivity improvements and acquisition synergies totaling approximately $270 million attained since 1995. But, we won't stop there. Our companywide initiatives continue to seize opportunities to secure the best available prices for the goods and services we purchase. New technologies are introduced to reduce costs. By forging strong relationships with our customers, we work together to eliminate unnecessary costs, and we continue to improve the quality of our products and service. And throughout the Bowater system, we focus on sharing knowledge to implement best business practices in all our operations.

                       [PHOTO OF HANDS HOLDING NEWSPAPER]

                              FINANCIAL DISCIPLINE

Bowater subscribes to financial fundamentals that have enabled us to increase significantly our size and earning power, at the same time delivering one of the best overall industry returns to shareholders. We have upgraded our asset base and divested non-core, non-strategic and high-cost assets, while making prudent use of our borrowing capacity. Our acquisitions have been accretive, and our internal investments are rigorously reviewed to assure that we meet or exceed our expectations. Our capital spending is managed to remain below our depreciation. We focus unremittingly on cost reduction and capacity management. Our stringent financial discipline provides the flexibility to take advantage of investment opportunities, to repurchase stock and maintain a solid investment grade rating.

[GRAPH]

2000 COATED GROUNDWOOD PAPER SHIPMENTS BY MILL* in short tons

Catawba (South Carolina)    415,000
Benton Harbor (Michigan)     45,000
* Includes uncoated groundwood specialties.


[GRAPH]

SALES* in millions

2000          $  586.9
1999          $  499.2
1998          $  502.5
* Includes financial results for the sale of newsprint and market pulp.


[GRAPH]

NORTH AMERICAN MARKET SHARE

2000              7.3%*
1999              8.5%
1998              8.8%
1997              9.1%
1996              8.8%
* Reflects the sale of Great Northern Paper in 1999.


[GRAPH]

SEGMENT INCOME* in millions

2000          $  136.1
1999          $   72.2
1998          $  107.4
* Includes financial results for the production and sale of newsprint and market pulp.


[GRAPH]

SHIPMENTS BY DESTINATION* in thousands of short tons

                       International                North America
2000                         6                           454
1999                         6                           451
1998                         6                           481
1997                        11                           468
1996                        24                           409
* Includes uncoated groundwood specialties.


COATED PAPER DIVISION

Bowater's Coated Paper Division manufactures high-quality coated groundwood papers used for catalogs, magazines, and the growing retail circular market. Our coated paper is produced at our operations at Catawba, South Carolina, and Benton Harbor, Michigan.

We have a dynamic and exciting strategy, centered on our customers' growing demand for premium papers. Our investment decisions are driven by our desire to continue our leadership position with customers. The newsprint machine at our Catawba, South Carolina, facility will be converted in 2002 to produce higher-value coated paper grades, making the Catawba mill one of the premier modern coated paper facilities in the world. We are adding a second coating line in Benton Harbor, and we have announced that we will be building a new coating plant in the mid-South region and another in the mid-Atlantic region to be completed in 2002.

Execution of our strategy fulfills Bowater's objective to optimize our product mix and achieve higher margins and superior returns from value-added products. The capital cost per ton of the converted capacity is significantly lower than recent comparable industry acquisitions. When the various projects are completed, Bowater will be among the largest suppliers to the growing coated groundwood papers market in North America.


                                                           2000 Annual Report  9

PULP DIVISION

Bowater is one of North America's leading producers and suppliers of market pulp. Our market pulp, which is sold to third parties for use in the manufacture of tissue, lightweight coated papers, coated and uncoated free-sheet and specialty packaging materials, is produced at our low-cost integrated pulp and paper mills.

The completion of a new thermomechanical pulping system at the Calhoun mill resulted in a significant increase in our production of hardwood kraft pulp, while also reducing our production costs. Additional enhancements to our pulping processes are under construction at the Catawba and Thunder Bay facilities.

One of our competitive advantages is our ability to produce all major grades of market pulp (northern and southern hardwood and softwood kraft). That gives us a unique perspective on the global pulp market and the flexibility to manage our market pulp capacity on a timely and systematic basis.

[GRAPH]

2000 PULP SHIPMENTS BY MILL in metric tons

Thunder Bay (Ontario)            525,000
Catawba (South Carolina)         215,000
Calhoun (Tennessee)              160,000


[GRAPH]

NORTH AMERICAN MARKET SHARE


2000            9.0%
1999            9.6%
1998            9.5%
1997            2.0%
1996            1.5%


[GRAPH]

SHIPMENTS BY DESTINATION in thousands of metric tons

                  International    North America
2000                   177              723
1999                   213              708
1998                   337              690
1997                   209              160
1996                   253              102


10  Bowater

                      [PHOTO OF HANDS HOLDING BINOCULARS]

                             SEIZING OPPORTUNITIES

Our industry is in the midst of unprecedented change. Regional and global consolidation have affected every sector of the industry, with Bowater a key participant in North America and Asia. Over the past three years, we invested over $3 billion to acquire and enhance our newsprint production capacity. We are capitalizing on existing resources to convert our Catawba, South Carolina, newsprint machine to produce coated paper at significantly less cost than acquiring comparable facilities. We do our homework. We know our business and our industry. And, we move quickly and decisively when opportunity knocks. Bowater makes things happen.

                         [PHOTO OF HAND PLAYING CHESS]

                                   LEADERSHIP

Bowater's management is a disciplined, seasoned and focused team that delivers on its commitments. We accept the challenges of our rapidly changing industry, and we constantly search for opportunities to improve. Our motivated, goal-oriented group again led Bowater in 2000 to recognition by IndustryWeek magazine as one of the world's 100 best-managed companies - the only company in our industry to be named. Each member of the senior management team is assigned a major customer as part of a program designed to link our company as closely as possible with the people and strategies that drive our customers' businesses. We also recognize our leadership responsibilities in our communities, providing financial and volunteer resources for worthwhile causes. Our management team, supported by Bowater's experienced and talented employees around the world, places a premium on shareholder value, customer service and community responsibility.

[GRAPH]

2000 LUMBER SHIPMENTS BY MILL in thousands of board feet

Bowater Lumber (Alabama)            99,000
Maniwaki (Quebec)                   71,000
Oakhill Sawmill (Nova Scotia)       56,000


[GRAPH]

SALES* in millions

2000           $  427.4
1999           $  490.0
1998           $  517.5
* Includes intersegment sales.


[GRAPH]

SEGMENT INCOME in millions

2000           $   17.9
1999           $   44.9
1998           $   44.1


[GRAPH]

2000 TIMBER SALES VOLUME in thousands of short tons

Calhoun Woodlands (Tenn.)              2,164
Catawba Woodlands (S.C.)               1,264
Dalhousie Woodlands (N.B.)               447
Mersey Woodlands (N.S.)                  437
Quebec Woodlands (Que.)                   25


FOREST PRODUCTS DIVISION

The Forest Products Division manages 1.8 million acres of timberlands owned or leased by Bowater in the United States and Canada and 14.1 million acres of timber management rights in Canada. It sells timber and lumber and supplies wood fiber to various manufacturing facilities including Bowater's pulp and paper mills. The Division also operates three softwood sawmills.

We manage our woodlands to maximize the return on invested capital in a manner consistent with good environmental stewardship and sustainable forest management. Our Upsalquitch forest in New Brunswick recently received ISO 14001 registration of its environmental management system, and we will be seeking registration of our other woodlands operations. Bowater subscribes to the American Forest & Paper Association's Sustainable Forestry Initiative (SM).

The Division continues to invest in high-return sawmill projects. These investments are being made to reduce operating costs, improve the fiber supply and lower the costs of our pulp and paper mills.

                                                          2000 Annual Report  11

ENVIRONMENT AND SAFETY

A healthy and clean environment and a safe workplace are priority goals at Bowater. Protection of our human and natural resources is a core value.

Bowater demonstrates this in many ways. We are committed to achieving third-party verification of sustainable forest management practices for all our forests. By the end of 2001, all of our pulp and paper mills will utilize process wastes to produce energy instead of sending the wastes to landfills. We are among the very first to participate in the United States Environmental Protection Agency's Voluntary Advanced Technology Incentive Program through a major project that will reduce air emissions, energy consumption and water use at our Catawba facility.

At Bowater, the health and safety of our employees is a primary concern and responsibility. Our facilities are among the safest in the industry. Since 1995, even as we have more than doubled the number of operating facilities, our OSHA incidence rate has been reduced by 89%. We credit our significantly improved safety performance to a team effort by all Bowater employees. Bowater offers various employee training programs that stress our commitment to a safe and healthy workplace.


12  Bowater

FINANCIAL REPORT 2000

Contents:

Business and Financial Review                                             14

Consolidated Financial Statements                                         25

Notes to Consolidated Financial Statements                                29

Management's Statement of Responsibility                                  48

Independent Auditors' Report                                              49

Financial and Operating Record                                            50

Nominal Annual Capacity and Production
by Product Line and Mill                                                  52


                                                          2000 Annual Report  13

[GRAPH]

OPERATING INCOME in millions

2000        $363
1999        $244
1998        $162
1997        $137
1996        $399


[GRAPH]

NEWSPRINT

             Average Transaction Price              Shipments
                  (per metric ton)          (thousands of metric tons)
             -------------------------      --------------------------
2000                  $547                            2,597
1999                  $496                            2,583
1998                  $566                            1,960
1997                  $543                            1,345
1996                  $644                            1,312


[GRAPH]

COATED GROUNDWOOD

             Average Transaction Price              Shipments
                  (per short ton)           (thousands of short tons)
             -------------------------      -------------------------

2000                  $817                             404
1999                  $721                             433
1998                  $804                             486
1997                  $705                             479
1996                  $824                             432


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

NEWSPRINT DIVISION
The Newsprint Division operates eight manufacturing sites in the United States, Canada and South Korea. During 2000, the Division acquired a newsprint mill in Grenada, Mississippi. The principal product line at these manufacturing sites is newsprint, but several of the sites also produce market pulp and uncoated groundwood specialties. The Division is responsible for the worldwide marketing and sales of newsprint and uncoated groundwood specialties.

COATED PAPER DIVISION
The Coated Paper Division operates a manufacturing site that produces coated groundwood paper, newsprint, market pulp and uncoated groundwood specialties and a coating facility, both located in the United States. This Division is responsible for the marketing and sales of coated groundwood paper.

PULP DIVISION
The Pulp Division markets and distributes market pulp produced at the Calhoun, Tennessee; Catawba, South Carolina; and Thunder Bay, Ontario, sites. Financial results for the production and sale of market pulp are included in the Newsprint Division and the Coated Paper Division, depending upon which site manufactures the product.

FOREST PRODUCTS DIVISION
The Forest Products Division manages 1.8 million acres of timberland owned or leased in the United States and Canada and over 14 million acres of Crown-owned land in Canada on which Bowater has cutting rights. The Division also operates three softwood sawmills, supplies wood fiber to Bowater's pulp and paper production sites and markets timber and lumber in North America.


Cautionary Statement Regarding Forward-Looking Information

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. They include, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, prices for our major products, inventory levels, capital spending and tax rates. These forward-looking statements are not guarantees of future performance. They are based on management's expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The risks and uncertainties relating to the forward-looking statements in this report include those described under the caption "Cautionary Statement Regarding Forward-Looking Information" in Bowater's annual report on Form 10-K for the year ended December 31, 2000, and from time to time, in Bowater's other filings with the Securities and Exchange Commission.


14  Bowater

Results of Operations:
2000 Compared with 1999

Bowater's net income for 2000 was $159.4 million, or $3.02 per diluted share, compared with net income of $78.7 million, or $1.41 per diluted share, in 1999.

In 2000, Bowater began reporting all sales amounts before distribution costs. All prior-year amounts have been adjusted to conform to the new presentation.

Operating income in 2000 was $363.3 million on sales of $2.5 billion, compared with $244.0 million on sales of $2.3 billion in 1999. In 2000, operating income includes gain on sale of assets of $7.3 million compared to $225.4 million in 1999. Operating income for 1999 also includes a pre-tax impairment charge of $92.0 million. Excluding the impairment charge and the net gain on sale of assets, operating income increased $245.4 million. This increase was due to higher transaction prices for newsprint, pulp, coated groundwood paper and uncoated groundwood specialties, and higher shipments of newsprint (due to the acquisition of the Grenada mill) and uncoated groundwood specialties. This increase was partially offset by lower lumber prices, lower shipments of pulp and coated groundwood paper and higher general and administrative expenses. Our operating costs were lower in 2000 compared with 1999 due to less market-related downtime and the sale of Great Northern Paper, Inc. (GNP), which included two high-cost mills. These lower costs were partially offset by higher prices for recycled paper, fuel and power. Presented below is a discussion of each significant product line, followed by a discussion of the results of each of the divisions.

PRODUCT LINE INFORMATION:
Newsprint The newsprint markets improved during 2000. Bowater's average transaction price for newsprint increased 10% during the year. Our shipments were slightly higher compared with 1999 due to the acquisition of the Grenada mill and less market-related downtime, partially offset by the sale of GNP and the movement of newsprint to higher value-added specialty grades. Bowater's inventory of newsprint at the end of 2000 was lower than at the end of 1999. The United States economy grew approximately 5% in 2000, and Asian demand improved, recovering from the Asian economic crisis of 1997 and 1998. Total United States newsprint demand and consumption increased during 2000 compared with 1999. North American mill inventories, as well as customer inventories, declined from 1999 levels. North American exports of newsprint, constrained by tight domestic supply, grew modestly during the year. North American imports of newsprint declined significantly. Given the strong newsprint market, we are increasing prices in all of our offshore markets in the first quarter of 2001, and we implemented an additional price increase, effective March 1, 2001, in the United States.

Uncoated Groundwood Specialties Compared with 1999, Bowater's average transaction price of uncoated groundwood specialties increased 9% in 2000. Our shipments also increased 72% as a result of the movement from newsprint to higher value-added specialty grades. Uncoated groundwood specialty grades are used mainly for fliers and newspaper inserts. This market is normally similar to the newsprint market in terms of pricing and demand.

[GRAPH]

MARKET PULP

          Average Transaction Price                Shipments
              (per metric ton)              (thousands of metric tons)
          -------------------------         --------------------------
2000                 $612                             893
1999                 $471                             921
1998                 $445                             612
1997                 $467                             370
1996                 $433                             356

[GRAPH]

CAPITAL EXPENDITURES in millions

2000   $283
1999   $199
1998   $223
1997   $100
1996   $107

                                                          2000 Annual Report  15

BUSINESS AND FINANCIAL REVIEW

Coated Groundwood The market for coated groundwood paper was solid throughout 2000. Bowater's 2000 average transaction price for coated groundwood paper was 13% higher than in 1999. Our shipments for 2000 were 7% lower compared with 1999 shipments. This decrease is primarily the result of the sale of GNP in 1999, partially offset with the production from our Nuway operations. United States shipments of coated groundwood paper increased slightly compared to 1999. End-use markets continued to grow with magazine advertising pages and catalog mailings (measured by standard A mail weight) increasing over 1999 levels. Inventories of the United States coated groundwood producers declined significantly in the first half of 2000 and then increased during the second half to end the year 26% higher than year end 1999. Although there was significant weakness in the coated free-sheet markets during the year, the impact on our coated paper grades was minimal.

Market Pulp 2000 was a strong year for market pulp. Bowater implemented three price increases: $30 per metric ton effective January 1, 2000, $40 per metric ton effective April 1, 2000, and $30 per metric ton effective July 1, 2000. Our average transaction price for market pulp increased 30% compared to 1999. Our shipments were down slightly compared to 1999 due to 25,000 metric tons of market-related downtime taken toward the end of the year. During the first half of the year, NORSCAN (United States, Canada, Finland, Norway and Sweden) shipments increased 2% from the corresponding 1999 level. During the second half of the year, market conditions began to weaken. NORSCAN shipments decreased compared to the second half of 1999 and were also down compared to the first half of 2000. Industry inventories increased to over 33 days supply, or 1.8 million metric tons. This trend has continued into the first quarter of 2001, and as a result, we have announced an additional 30,000 metric tons of market-related downtime during the first quarter.

Lumber Lumber markets were weak throughout 2000. United States housing starts were 1.6 million units in 2000, decreasing 4% from 1999. Bowater's average transaction price for lumber in 2000 was 16% lower than in 1999 with prices declining in each quarter of the year. The industry average price for structural framing lumber was at its lowest level since 1992. Shipments increased at each of our three sawmills; however, our overall shipments declined slightly in 2000 compared with 1999 due to the sale of a sawmill in March 1999.

Timber Bowater's average transaction price for timber declined 6% from 1999 levels. After accounting for the change in mix that resulted from the sale of timberlands in Maine, our prices for timber were basically flat in 2000 compared to 1999. Softwood sawtimber prices weakened slightly as a result of poor lumber markets; however, the impact on Bowater was minimized through aggressive merchandising and marketing efforts. Our shipments of timber declined 31% in 2000 as a result of the sale of over 2 million acres of timberland in 1999.


Divisional Performance:

SALES BY DIVISION (1)
(In millions)                          2000                  1999
------------------------------------------------------------------------------
Newsprint                        $  1,827.2            $  1,672.0
Coated Paper                          586.9                 499.2
Forest Products                       427.4                 490.0
Corporate &
  other eliminations                 (341.2)               (349.5)
------------------------------------------------------------------------------
  Total sales                    $  2,500.3            $  2,311.7
==============================================================================



SEGMENT INCOME (LOSS) BY DIVISION (1)
(In millions)                          2000                 1999
------------------------------------------------------------------------------
Newsprint                          $  291.4             $   53.1
Coated Paper                          136.1                 72.2
Forest Products                        17.9                 44.9
Special items                           7.3                133.4
Corporate &
  other eliminations                  (89.4)               (59.6)
------------------------------------------------------------------------------
  Total segment income             $  363.3             $  244.0
==============================================================================

(1) Financial results for the production and sale of market pulp are included in the Newsprint Division or the Coated Paper Division, depending upon which site manufactures the product. The Pulp Division is responsible for the marketing and distribution of the product, and its administrative expenses are included in "Corporate & other eliminations."

The line titled "Total segment income" in the preceding table is equal to "Operating income" as presented in our Consolidated Statement of Operations.

16  Bowater

Newsprint Division Sales increased during the year, from $1.7 billion to $1.8 billion, primarily as a result of the higher transaction prices for newsprint, pulp and uncoated groundwood specialties, as well as higher shipments of newsprint (due to the acquisition of the Grenada mill), pulp and uncoated groundwood specialties. See the previous discussions of the newsprint and market pulp product line results. Segment income in 2000 increased $238.3 million from $53.1 million in 1999 to $291.4 million. This increase was due to the higher transaction prices for newsprint, pulp and uncoated groundwood specialties. Operating costs for the Division were lower in 2000 due to less market-related downtime and the sale of GNP's high-cost mills. This decrease was partially offset by higher prices for recycled paper, power and fuel.

Coated Paper Division Sales increased $87.7 million in 2000 compared with 1999, from $499.2 million to $586.9 million, primarily the result of higher transaction prices for newsprint, coated groundwood paper and pulp, and higher shipments of coated groundwood and uncoated groundwood specialties. This increase was partially offset by lower newsprint and market pulp shipments. See the previous discussions of the newsprint, coated groundwood and market pulp product line results. Segment income increased $63.9 million, from $72.2 million to $136.1 million, primarily the result of the higher transaction prices for newsprint, coated groundwood paper and pulp, partially offset by higher operating costs associated with fuel and chemicals.

Forest Products Division Sales in 2000 decreased $62.6 million compared with 1999, from $490.0 million to $427.4 million. This decrease was due primarily to lower timber sales and lower transaction prices for lumber and timber. See the previous discussions of the lumber and timber product line results. Segment income decreased $27.0 million, from $44.9 million to $17.9 million, due to lower transaction prices for lumber and lower timber shipments due to the sale of over 2 million acres during 1999. Operating costs for the Division increased compared with 1999, primarily as a result of a charge of $7.8 million for pine beetle damage to our southern United States timberlands. The risk of additional pine beetle damage continues to exist. The Division is unable to determine, at this time, if this will have a material impact on its future operating results.

Special Items During 2000, Bowater sold fixed assets and timberlands resulting in a pre-tax gain of $7.3 million. During 1999, we sold over 2 million acres resulting in a pre-tax gain of $272.5 million. We also recorded a pre-tax impairment charge of $92.0 million, reducing the book value of our assets at GNP. In August 1999, we completed the sale of GNP, resulting in a pre-tax loss of $47.1 million.

Corporate & Other Eliminations The elimination of intersegment sales decreased $8.3 million in 2000 compared to 1999. Decreased sales volume between the divisions accounts for the majority of this decrease. General and administrative expenses for 2000 increased $29.8 million compared with 1999, primarily due to higher stock-based compensation charges, benefit costs and professional fees.

INTEREST AND OTHER INCOME AND EXPENSES:
Interest expense increased $8.5 million in 2000, from $126.7 million to $135.2 million, due to borrowings on our credit facility to fund the acquisition of the Grenada mill. Interest income increased $7.9 million, from $7.7 million in 1999 to $15.6 million in 2000, due to interest on notes receivable from a sale of timberland.

Other expense in 2000 was $4.5 million versus other income of $30.8 million in 1999. During 2000, Bowater incurred foreign exchange losses of $3.9 million compared with $33.4 million of foreign exchange gains in 1999. These gains and losses primarily relate to the effect of changes in Canadian dollar exchange rates on our Canadian dollar hedging program during the respective periods.

PROVISION FOR INCOME TAXES:
Bowater's effective tax rate in 2000 was 29% compared to 46% in 1999. The rate is lower in 2000 due to Canadian investment tax credits and tax saving initiatives generated and recorded in 2000. In addition, as the level of pre-tax income increases, the impact of non-deductible items on our effective tax rate, such as goodwill amortization, lessens.

FOURTH QUARTER OF 2000:
Net income in the fourth quarter of 2000 was $58.5 million, or $1.12 per diluted share, on sales of $657.9 million. This compares with net income in the fourth quarter of 1999 of $20.4 million, or $0.38 per diluted share, on sales of $562.9 million.

Operating income for the fourth quarter of 2000 was $99.0 million compared to $73.5 million for the fourth quarter of 1999. The increase of $25.5 million was due to higher newsprint, coated groundwood paper and market pulp prices, partially offset by lower market pulp shipments. During 2000, we implemented price increases for all three of these product lines and curtailed production of market pulp by 25,000 metric tons in the fourth quarter of 2000 in order to maintain optimal inventory levels. Selling, general and administrative expenses were higher in the fourth quarter of 2000 compared with the fourth quarter of 1999, due primarily to higher stock-based compensation charges.

                                                          2000 Annual Report  17

BUSINESS AND FINANCIAL REVIEW

In the fourth quarter of 2000, operating income included a gain on sale of assets of $3.9 million due to the sale of approximately 6,000 acres of timberlands in the southeastern United States. In the fourth quarter of 1999, operating income included $27.0 million of gain on sale of assets. Of this gain, $18.9 million related to the sale of timberlands, and $8.1 million related to closing adjustments on the sale of GNP, reducing the pre-tax loss previously recorded.

The effective tax rate for the fourth quarter of 2000 was significantly lower than the rate recorded in the fourth quarter of 1999 due to Canadian investment tax credits and tax saving initiatives generated and recorded in the fourth quarter of 2000.


Liquidity and Capital Resources:
2000 Compared with 1999

Bowater's cash, cash equivalents and marketable securities balance at year-end 2000 was $20.4 million, a decrease of $6.4 million from $26.8 million at year-end 1999.

Cash and cash equivalents decreased $4.7 million, from $24.7 million at year-end 1999 to $20.0 million at year-end 2000. Bowater generated $416.6 million of cash from operations and $295.0 million of cash from financing activities, while we used $716.3 million for investing activities. Aside from capital expenditures, our most significant investing activity was the acquisition of the Grenada mill for $382.2 million.

CASH FROM OPERATING ACTIVITIES:
Bowater generated cash of $416.6 million from operating activities in 2000, compared with $147.0 million in 1999. The increase of $269.6 million was primarily the result of higher operating income in 2000 due to higher average transaction prices for our newsprint, coated groundwood and market pulp products, and higher coated groundwood shipments. The 2000 operating cash flows include the activity of the Grenada mill for the period August 1, 2000, to December 31, 2000. Working capital needs were also lower in 2000 by $23.6 million.

CASH FROM INVESTING ACTIVITIES:
Cash used for investing activities in 2000 was $716.3 million versus a cash inflow of $258.7 million in 1999. In 2000, we acquired the Grenada mill for $382.2 million, purchased the Ignace sawmill for $4.7 million and invested $3.1 million in PaperExchange.com.

Capital expenditures in 2000 totaled $283.2 million, $84.7 million higher than 1999 capital expenditures of $198.5 million due to the construction of a recovery boiler at our Thunder Bay operations. Also in 2000, we refinanced assets previously leased at our Gatineau operations for $24.2 million. In July 2000, the Board of Directors approved a project to replace the entire fiber line at our Catawba, South Carolina, facility. This new fiber line will enable the mill to comply with new environmental rules (see "Environmental Items"), as well as improve overall operating efficiencies. Capital spending for the fiber line project will be approximately $175 million during the period 2001 to 2003. In November 2000, Bowater announced plans to convert the newsprint production at its Catawba operations to coated groundwood papers and to construct two additional Nuway sites, which will coat groundwood base sheets produced on Bowater machines that previously produced newsprint. As a result, our capital expenditure levels in 2001 will be approximately $300 million, still below projected levels of depreciation and amortization in 2001.

Cash paid on the maturity of hedging contracts in our Canadian dollar hedging program totaled $27.7 million in 2000 versus $37.4 million in 1999. Cash invested in marketable securities in 2000 was $50.7 million compared with $10.6 million in 1999, while cash from the maturity of marketable securities in 2000 was $52.5 million compared with $9.7 million in 1999.

During 1999, we completed the sale of 1.6 million acres of Maine timberlands resulting in net cash proceeds of $356.0 million. Also in 1999, Calhoun Newsprint Company (CNC) sold approximately 140,000 acres of timberlands in North Carolina and South Carolina for $173.2 million (before expenses of $1.1 million). Bowater received $26.2 million in cash and $145.9 million in notes.

During 1999, we also completed the sale of GNP. We received net cash proceeds of $108.0 million and a note receivable of $10.0 million, and we assumed certain liabilities. In addition to the note receivable, Bowater guaranteed payment for certain operating costs to one of GNP's suppliers. At the request of the buyer and other creditors, the note payment of $10.0 million was deferred from August to December 2000. Subsequently, Bowater consented to a revised payment schedule. Principal payments totaling $1.2 million were received through February 2001.

18  Bowater

Several years ago, Bowater undertook an initiative to eliminate non-strategic assets, including non-strategic timberland tracts. Since 1996, we have sold approximately 2.3 million acres of timberlands throughout the United States and Canada, with cash proceeds totaling approximately $420.0 million. Currently, we own or lease 1.8 million acres of timberlands in the United States and Canada and have timber cutting rights on over 14 million acres in Canada. Our Forest Products Division periodically reviews timberland holdings and sells timberlands.

CASH FROM FINANCING ACTIVITIES:
Cash flow from financing activities was $295.0 million in 2000 compared with cash used for financing activities of $439.3 million in 1999. During 2000, Bowater had net borrowings of $470.0 million on its short-term credit facilities (primarily for the acquisition of the Grenada mill), while in 1999, we had net payments of $195.0 million. Also in 2000, we reduced our long-term borrowings by $30.9 million, which included the repurchase of an additional $19.8 million of our 9.25% Debentures. In 1999, we reduced our long-term borrowings by $27.6 million, which included a payment of $8.0 million on our 8.25% Notes and a repurchase of $13.9 million of our 9.25% Debentures. Also in 1999, we received cash proceeds of $32.8 million from revenue bonds issued by the Industrial Development Board of the County of McMinn, Tennessee, in conjunction with the modernization of our Calhoun, Tennessee, newsprint facility.

In 2000, we increased the amount of our 364-day credit facility from $150.0 million to $750.0 million, while retaining our $350.0 million, five-year facility.

Cash dividends in 2000 of $48.3 million were lower than those paid in 1999 by $12.3 million due to lower dividend payments to the minority shareholder of CNC.

In 1999, the Board of Directors authorized a stock repurchase program allowing us to repurchase up to 5.5 million shares of our outstanding common stock. As of December 31, 2000, we have purchased 3.1 million shares at a total cost of $155.5 million. In 2000, we purchased 2.1 million shares at a cost of $103.7 million. In 1999, we purchased 2.4 million shares of our common stock at a cost of $109.2 million under this program and a previously announced program, which was completed in 1999.

In February 1999, Bowater redeemed, for $26.4 million in cash, all of the remaining outstanding shares (and related 1.06 million depositary shares) of its 8.40% Series C Cumulative Preferred Stock, par value $1 per share. Also in February 1999, Bowater Pulp and Paper Canada Inc. (BPPCI) redeemed for cash all of its outstanding 7.50% Convertible Unsecured Subordinated Debentures, due February 8, 2004. Prior to redemption and at the option of each holder, each C$100 principal amount of the Debentures was convertible into either (1) 2.191 exchangeable shares of Bowater Canada Inc. (BCI, an indirect wholly owned subsidiary of Bowater) or (2) C$79.54 together with 1.0955 of the exchangeable shares. As a result of the redemption and conversions immediately prior to the redemption, BPPCI paid $65.9 million in cash, and BCI issued 1.4 million exchangeable shares.

We continually consider various options for the use of our cash, including internal capital investments, share repurchases, investments to grow our businesses and additional debt reductions.


Acquisitions and Dispositions

In August 2000, Bowater completed the acquisition of the Grenada mill for cash of $382.2 million (net of cash acquired and including fees and expenses) and the assumption of $8.8 million in debt. The mill has an annual production capacity of approximately 250,000 metric tons of newsprint. We accounted for the acquisition under the purchase method of accounting. In November 2000, we acquired the Ignace sawmill, located in northern Ontario, for $4.7 million.

In October 2000, Bowater announced that it signed a preliminary Letter of Intent and began negotiations with Sepoong Corporation and its major creditor, Chohung Bank, to acquire the Sepoong paper mill located in Kunsan, South Korea. Negotiations continued during the balance of the year; however, in January 2001, we announced our decision to terminate these negotiations.

In March 1999, Bowater completed the sale of 981,000 acres of timberlands in the state of Maine and a sawmill for $216.5 million. In April 1999, we completed the sale of 650,000 acres of timberland in the state of Maine for $150.0 million. We recorded a pre-tax gain on these transactions of $253.7 million, or $2.81 per diluted share after tax.

                                                          2000 Annual Report  19

BUSINESS AND FINANCIAL REVIEW

In August 1999, we completed the sale of GNP for $250.0 million, consisting of cash ($108.0 million, net of expenses), a note ($10.0 million) and the assumption of certain liabilities ($130.0 million). We recorded a pre-tax loss of $47.1 million, or $0.58 per diluted share, after tax, on the sale.

In November 1999, CNC sold 140,000 acres of timberlands in North Carolina and South Carolina for $173.2 million (before expenses of $1.1 million). We received $26.2 million in cash and $145.9 million in notes. We recorded the transaction as an installment sale and as of December 31, 1999, recorded a pre-tax gain of $17.4 million, or $0.09 per diluted share, after tax and minority interest.


Environmental Items

Bowater is subject to a variety of federal, state, provincial and local environmental laws and regulations in the jurisdictions in which it operates. We believe our operations are in substantial compliance with current applicable environmental laws and regulations.

In April 1998, the United States Environmental Protection Agency (EPA) promulgated new air and water quality regulations for the paper industry. These regulations, known as the "Cluster Rule," are aimed at further reductions of certain environmental emissions. Projects necessary for the Calhoun, Tennessee, facility to comply with this rule by April 16, 2001, have been completed. A $175 million project to replace the fiber line at the Catawba, South Carolina, facility has been approved. This new fiber line will enable the mill to improve overall operating efficiencies, as well as comply with the Cluster Rule by meeting the more stringent parameters of Tier I of the EPA's Voluntary Advanced Technology Incentive Program, with a compliance date of April 16, 2004. Our project is scheduled for completion by September 2003.

The new $88 million kraft recovery boiler at the Thunder Bay, Ontario, facility is scheduled to be completed in the summer of 2001. This project will decrease the facility's rate of discharge for both air and particulate emissions, as well as improve mill operating efficiencies.

In addition to the projects mentioned above, we currently anticipate spending less than $30 million of capital per year for all of our facilities for the foreseeable future to maintain compliance with existing environmental regulations. While it is difficult to predict with certainty the nature of future environmental regulations, we believe that we will not be at a competitive disadvantage in meeting future United States, Canadian or South Korean standards.

Bowater is not involved in any proceeding under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that it believes will result in liabilities that will have a material adverse effect on future cash flow, financial condition or results of operations.

Adoption of Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This Standard requires a public company to recognize all derivatives as either assets or liabilities in the Statement of Financial Position and measure those instruments at fair value. Bowater adopted this Standard on January 1, 2001. There were no transition amounts recorded relating to the adoption of the Standard; however, the Standard will allow us to utilize hedge accounting treatment on the portion of our Canadian dollar forward contracts deemed to be effective under the Standard. This change should reduce the amount of exchange rate volatility in our Statement of Operations in future periods compared with our accounting treatment of these contracts prior to the adoption of the Standard. During the fourth quarter of 2000, we completed our documentation related to the adoption of the Standard for the Canadian dollar forward contracts in place as of December 31, 2000.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Bowater is required to adopt this Standard on April 1, 2001, and will account for transactions relating to the Standard in accordance with its provisions. The Standard is applicable only to transactions occurring after the adoption date; however, certain disclosure requirements are effective as of December 31, 2000.

In October 2000, Bowater adopted the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (the "SAB") regarding revenue recognition. Upon adoption of the SAB, there was no impact on our results of operations or financial condition.

20  Bowater

Historical Reference: Results of Operations
1999 Compared with 1998

In 1999, Bowater began reporting "Net gain on sale of assets" and capital tax expense as components of operating income. Operating income in 1998 was adjusted to conform to the 1999 presentation. Operating income in 1999 was $244.0 million on sales of $2.3 billion, compared with $162.1 million on sales of $2.1 billion in 1998. The increase in 1999 operating income compared to 1998 was due to higher net gains on the sale of timberlands in 1999, partially offset by lower transaction prices for newsprint and coated groundwood paper products and lower coated groundwood paper shipments. Our operating costs were also lower in 1999 compared with 1998 due to the benefit of having the higher cost GNP mills out of our mix for a portion of the year and realizing certain acquisition-related synergies, partially offset by higher costs due to the impact of market-related downtime.

Presented below is a discussion of each significant product line followed by a discussion of the results of each of the reported Divisions.

PRODUCT LINE INFORMATION:
Newsprint For most of 1999 and 1998, the newsprint market was affected by an imbalance in supply and demand, caused in part by the financial and economic problems in Asia, which lowered demand from this region. North American shipments to this region decreased while, at the same time, Asian imports increased, creating an oversupply of newsprint in North America. As a result, Bowater's newsprint prices declined precipitously through the third quarter of 1999. We also reduced newsprint production by approximately 200,000 metric tons to correct an order book imbalance and to lower inventories. Later in the year, Asian demand increased, and North American exports of newsprint for 1999 improved 8% above 1998 levels. In addition, total United States demand and consumption of newsprint improved in 1999 compared with 1998. As a result of more favorable market conditions, effective October 1999, Bowater implemented a United States price increase and announced an additional increase of $50 per metric ton, effective April 1, 2000. We also increased export prices for newsprint in certain regions, effective January 1, 2000. Our shipments were 32% higher in 1999 versus 1998 as a result of the acquisitions in July 1998 of Avenor Inc. and a newsprint mill in South Korea. Our inventory of newsprint at the end of 1999 was lower than at the end of 1998.

Coated Groundwood During the first half of 1999, the market for coated groundwood paper was negatively impacted by an increased supply of competing printing and writing papers. Bowater's 1999 average transaction price for coated groundwood paper was 10% lower than in 1998. United States coated groundwood shipments increased during the second half of 1999 and were up strongly in the fourth quarter when compared with the fourth quarter of 1998. End-use markets continued to show strength with magazine advertising pages and catalog mailings (measured by standard A mail weight) increasing over 1998 levels. Inventories of the United States coated groundwood producers declined significantly in the second half of 1999. With improving market conditions, Bowater implemented price increases in the third quarter and an additional price increase of $60 per short ton effective October 1, 1999. Our shipments for 1999 were 11% lower compared with 1998 shipments, primarily as a result of the sale of GNP in August 1999. Our inventory of coated groundwood paper was slightly lower than 1998 levels.

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

Market Pulp World pulp markets continued to improve throughout the year, reflecting tight supply conditions and improved demand. NORSCAN (United States, Canada, Finland, Norway and Sweden) shipments of market pulp for 1999 increased 7% compared with 1998, and inventories declined to 1.1 million metric tons, or a 17-day supply. As a result of these strong market conditions, Bowater implemented several market pulp price increases throughout 1999 and announced additional price increases of $30 per metric ton effective January 1, 2000, and $40 per metric ton effective April 1, 2000. The average transaction price for our market pulp increased 6% compared with 1998. Our shipments increased 51% in 1999 compared with last year, primarily due to the acquisition of Avenor in July 1998. Our market pulp inventories declined significantly at the end of 1999 compared with the end of 1998.

                                                          2000 Annual Report  21

BUSINESS AND FINANCIAL REVIEW

Lumber United States demand for lumber was robust in 1999. Lumber pricing peaked at midyear, supported by 1999 housing starts of approximately 1.7 million units, the highest level since 1986. Prices stabilized in the fourth quarter, returning to beginning-of-year levels by the end of 1999. Bowater's average transaction price for lumber in 1999 was 4% higher than in 1998. Our shipments of lumber declined slightly due primarily to the sale of a sawmill in March 1999. This decrease was partially offset by higher production rates at our sawmills and the inclusion of production from the Avenor sawmill acquired in July 1998.

Timber Demand was mixed across Bowater's timber operations. Despite an increase in higher-value sawtimber, average transaction prices declined 8% compared with 1998 prices due to lower demand in the southeast United States timber markets and our sale of timberlands in the state of Maine. Shipments of our timber products increased 10% in 1999 compared with 1998 due to benefits from an increased focus on external sales and productivity gains through more intensive forest management practices.


DIVISIONAL PERFORMANCE:

  SALES BY DIVISION (1)
  (In millions)                         1999                     1998
--------------------------------------------------------------------------------
  Newsprint                       $  1,672.0               $  1,473.8
  Coated Paper                         499.2                    502.5
  Forest Products                      490.0                    517.5
  Corporate &
    other eliminations                (349.5)                  (351.1)
--------------------------------------------------------------------------------
    Total sales                   $  2,311.7               $  2,142.7
================================================================================


  SEGMENT INCOME (LOSS) BY DIVISION (1)
  (In millions)                          1999                  1998
--------------------------------------------------------------------------------
  Newsprint                        $     53.1            $    157.5
  Coated Paper                           72.2                 107.4
  Forest Products                        44.9                  44.1
  Special Items                         133.4                 (98.5)
  Corporate &
    other eliminations                  (59.6)                (48.4)
--------------------------------------------------------------------------------
    Total segment income           $    244.0            $    162.1
================================================================================

(1) Financial results for the production and the sale of market pulp are included in the Newsprint Division or the Coated Paper Division, depending upon which site manufactures the product. The Pulp Division is responsible for the marketing and the distribution of the product, and its administrative expenses are included in "Corporate & other eliminations."

The line titled "Total segment income" in the preceding table is equal to "Operating income" as presented in our Consolidated Statement of Operations.

Newsprint Division Sales for the Division increased during the year, from $1.5 billion to $1.7 billion, primarily as a result of the acquisition of Avenor and a South Korean newsprint mill in July 1998. This increase was mostly offset by lower transaction prices for newsprint and the sale of GNP in August 1999. See the previous discussions of the newsprint, directory paper and market pulp product line results. Segment income in 1999 decreased $104.4 million, from $157.5 million in 1998 to $53.1 million. This decrease was due to lower transaction prices for newsprint and directory paper and higher operating costs as a result of market-related downtime, which were partially offset by higher transaction prices for market pulp and the realization of acquisition synergies.

Coated Paper Division Sales decreased $3.3 million in 1999 compared with 1998, from $502.5 million to $499.2 million, primarily the result of lower transaction prices for newsprint and coated groundwood paper. This decrease was partially offset by higher average prices for market pulp and increased sales volume. See the previous discussions of the newsprint, coated groundwood and market pulp product line results. Segment income for the Division decreased $35.2 million, from $107.4 million to $72.2 million, primarily the result of lower transaction prices for newsprint and coated groundwood, partially offset by higher average transaction prices for market pulp and increased sales volume.

Forest Products Division Sales for the Division in 1999 decreased $27.5 million compared with 1998, from $517.5 million to $490.0 million. This decrease was due primarily to the sale of a sawmill and timberlands in the states of Maine, North Carolina and South Carolina. See the previous discussions of the lumber and timber product line results. Comparing the same periods, segment income increased $0.8 million. This increase was due primarily to higher transaction prices for lumber, offset partially by lower transaction prices for timber.

22  Bowater

Special Items During 1999, Bowater recorded a pre-tax gain on sale of timberlands of $272.5 million, a pre-tax impairment charge of $92.0 million and a pre-tax loss of $47.1 million on the sale of GNP. Included in the 1998 results was a pre-tax impairment charge of $119.6 million and a pre-tax gain on sale of timberlands of $21.1 million.

Corporate & Other Eliminations Included in this category are general and administrative expenses, as well as limited market pulp sales from the Gold River pulp mill, which was permanently closed in February 1999. General and administrative expenses for 1999 increased $11.2 million compared with 1998, primarily due to the inclusion of the Pulp Division and other administration expenses resulting from the purchase of Avenor in July 1998.

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

                                                          2000 Annual Report  23

BUSINESS AND FINANCIAL REVIEW

of $26.2 million and recorded notes receivable of $145.9 million. In 1998, we sold 26,000 acres of timberlands resulting in proceeds of $30.9 million. Capital expenditures in 1999 totaled $198.5 million, $24.7 million lower than 1998 capital expenditures of $223.2 million. Capital expenditures were higher in 1998 due to the modernization of the Calhoun, Tennessee, newsprint facility. Cash paid on the maturity of hedging contracts in our Canadian dollar hedging program totaled $37.4 million in 1999 versus $27.9 million in 1998. Also in 1998, we purchased Canadian dollar option contracts for the pending acquisition of Avenor for $22.7 million. Cash invested in marketable securities in 1999 was $10.6 million compared with $41.9 million in 1998, while cash from the maturity of marketable securities in 1999 was $9.7 million compared with $217.4 million in 1998.

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

24  Bowater

CONSOLIDATED STATEMENT OF OPERATIONS

(In millions, except per-share amounts)       Years ended December 31,            2000              1999             1998
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                                       $  2,500.3       $   2,311.7       $  2,142.7
Cost of sales                                                                  1,549.9           1,625.2          1,422.2
Depreciation and amortization                                                    295.2             300.2            229.6
Distribution costs                                                               166.6             177.0            147.7
Selling and administrative expense                                               132.6              98.7             82.6
Impairment of assets                                                                 -              92.0            119.6
Net gain on sale of assets                                                         7.3             225.4             21.1
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                              363.3             244.0            162.1
Other expense (income):
   Interest income                                                               (15.6)             (7.7)           (17.5)
   Interest expense, net of capitalized interest                                 135.2             126.7             98.4
   Other, net                                                                      4.5             (30.8)            65.6
-------------------------------------------------------------------------------------------------------------------------
   Income before income taxes and minority interests                             239.2             155.8             15.6
Provision for income tax expense                                                  70.3              71.5             25.9
Minority interests in net income of subsidiaries                                   9.5               5.6              8.2
-------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                             159.4              78.7            (18.5)
-------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax:
   Foreign currency translation adjustments                                       (1.4)              2.8             (4.1)
   Minimum pension liability adjustments, net of taxes
      of $0.9, $5.0 and $(6.0), respectively                                       1.7               7.8             (9.3)
-------------------------------------------------------------------------------------------------------------------------
   Comprehensive income (loss)                                              $    159.7       $      89.3       $    (31.9)
=========================================================================================================================


-------------------------------------------------------------------------------------------------------------------------
Earnings per share:
Basic earnings per common share:
   Net income (loss)                                                        $     3.05       $      1.43       $    (0.44)
-------------------------------------------------------------------------------------------------------------------------
   Average common shares outstanding                                              52.3              54.2             47.6
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share:
   Net income (loss)                                                        $     3.02       $      1.41       $    (0.44)
-------------------------------------------------------------------------------------------------------------------------
   Average common and common equivalent shares outstanding                        52.8              55.0             47.6
=========================================================================================================================

See accompanying notes to consolidated financial statements.

                                                          2000 Annual Report  25

CONSOLIDATED BALANCE SHEET

(In millions, except share amounts)                     At December 31,                                 2000             1999
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
  Current assets:
       Cash and cash equivalents                                                                 $      20.0       $     24.7
       Marketable securities                                                                             0.4              2.1
       Accounts receivable, net                                                                        380.8            314.3
       Inventories                                                                                     161.9            145.4
       Other current assets                                                                             52.5             46.0
-----------------------------------------------------------------------------------------------------------------------------
          Total current assets                                                                         615.6            532.5
-----------------------------------------------------------------------------------------------------------------------------
       Timber and timberlands                                                                          265.2            283.2
       Fixed assets, net                                                                             2,981.1          2,581.3
       Notes receivable                                                                                147.1            146.0
       Goodwill                                                                                        866.8            870.6
       Other assets                                                                                    128.3            138.6
-----------------------------------------------------------------------------------------------------------------------------
          Total assets                                                                           $   5,004.1       $  4,552.2
=============================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
       Current installments of long-term debt                                                    $     141.4       $     35.5
       Short-term bank debt                                                                            485.0             15.0
       Accounts payable and accrued liabilities                                                        314.7            336.4
       Dividends payable                                                                                10.3             10.9
-----------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                    951.4            397.8
-----------------------------------------------------------------------------------------------------------------------------
       Long-term debt, net of current installments                                                   1,304.7          1,454.6
       Other long-term liabilities                                                                     319.2            326.1
       Deferred income taxes                                                                           508.1            481.4
       Minority interests in subsidiaries                                                              123.6            121.5
       Commitments and contingencies                                                                       -                -
    Shareholders' equity:
       Common stock, $1 par value. Authorized 100,000,000 shares;
          issued 61,913,626 and 60,828,440 shares at December 31,
          2000 and 1999, respectively                                                                   61.9             60.8
       Exchangeable shares, no par value.  Unlimited shares authorized;
          outstanding and held by non-affiliates 1,304,541 and 2,164,377
          at December 31, 2000 and 1999, respectively                                                   63.5            105.4
       Additional paid-in capital                                                                    1,367.1          1,315.4
       Retained earnings                                                                               809.6            691.8
       Accumulated other comprehensive income (loss)                                                   (18.0)           (18.3)
       Loan to ESOT                                                                                        -             (0.7)
       Treasury stock at cost, 11,635,850 and 9,512,499 shares at
          December 31, 2000 and 1999, respectively                                                    (487.0)          (383.6)
-----------------------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                                                 1,797.1          1,770.8
-----------------------------------------------------------------------------------------------------------------------------
          Total liabilities and shareholders' equity                                             $   5,004.1       $  4,552.2
=============================================================================================================================

See accompanying notes to consolidated financial statements.

26  Bowater

CONSOLIDATED STATEMENT OF CAPITAL ACCOUNTS

                                                                                                Accumulated
                                            Series C                                                Other
                                           Cumulative                       Additional         Comprehensive
                                            Preferred  Common  Exchangeable  Paid-in   Retained    Income   Loan to   Treasury
(In millions, except per-share amounts)       Stock     Stock     Shares     Capital   Earnings    (Loss)    ESOT      Stock
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                  $25.5     $44.9    $    -     $  563.1    $717.0    $(15.5)   $(4.5)   $(176.3)
------------------------------------------------------------------------------------------------------------------------------
Net loss                                          -         -         -            -     (18.5)        -        -          -
New issuance of stock                             -      12.3     183.6        586.4         -         -        -          -
Retraction of exchangeable shares                 -       1.5     (73.1)        71.6         -         -        -          -
Debt conversions to exchangeable shares           -         -       0.3            -         -         -        -          -
Dividends on:
   Common ($0.80 per share)                       -         -         -            -     (38.9)        -        -          -
   Series C ($8.40 per share)                     -         -         -            -      (2.2)        -        -          -
Reduction in loan to ESOT                         -         -         -            -         -         -      1.9          -
Foreign currency translation                      -         -         -            -         -      (4.1)       -          -
Stock options exercised                           -       0.3         -          6.5         -         -        -          -
Tax benefit on exercise of stock options          -         -         -          2.6         -         -        -          -
Pension plan additional minimum liability,
   net of tax benefit of $6.0                     -         -         -            -         -      (9.3)       -          -
Purchase of common stock                          -         -         -            -         -         -        -      (98.1)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  $25.5     $59.0    $110.8     $1,230.2    $657.4    $(28.9)   $(2.6)   $(274.4)
------------------------------------------------------------------------------------------------------------------------------
Net income                                        -         -         -            -      78.7         -        -          -
New issuance of exchangeable shares               -         -      66.2            -         -         -        -          -
Retraction of exchangeable shares                 -       1.5     (71.6)        70.1         -         -        -          -
Redemption of Series C preferred stock        (25.5)        -         -            -      (0.9)        -        -          -
Dividends on:
   Common ($0.80 per share)                       -         -         -            -     (43.3)        -        -          -
   Series C ($0.56 per share)                     -         -         -            -      (0.1)        -        -          -
Reduction in loan to ESOT                         -         -         -            -         -         -      1.9          -
Foreign currency translation                      -         -         -            -         -       2.8        -          -
Stock options exercised                           -       0.3         -         10.4         -         -        -          -
Tax benefit on exercise of stock options          -         -         -          4.7         -         -        -          -
Pension plan additional minimum liability,
   net of taxes of $5.0                           -         -         -            -         -       7.8        -          -
Purchase of common stock                          -         -         -            -         -         -        -     (109.2)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                  $   -     $60.8    $105.4     $1,315.4    $691.8    $(18.3)   $(0.7)   $(383.6)
------------------------------------------------------------------------------------------------------------------------------
Net income                                        -         -         -            -     159.4         -        -          -
Retraction of exchangeable shares                 -       0.9     (41.9)        41.0         -         -        -          -
Dividends on:
   Common ($0.80 per share)                       -         -         -            -     (41.6)        -        -          -
Reduction in loan to ESOT                         -         -         -            -         -         -      0.7          -
Foreign currency translation                      -         -         -            -         -      (1.4)       -          -
Stock options exercised                           -       0.2         -          6.6         -         -        -          -
Tax benefit on exercise of stock options          -         -         -          1.9         -         -        -          -
Pension plan additional minimum liability,
   net of taxes of $0.9                           -         -         -            -         -       1.7        -          -
Stock option compensation                         -         -         -          2.2         -         -        -          -
Treasury stock used for dividend
   reinvestment plans                             -         -         -            -         -         -        -        0.3
Purchase of common stock                          -         -         -            -         -         -        -     (103.7)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                  $   -     $61.9    $ 63.5     $1,367.1    $809.6    $(18.0)   $   -    $(487.0)
==============================================================================================================================

See accompanying notes to consolidated financial statements.

                                                          2000 Annual Report  27

CONSOLIDATED STATEMENT OF CASH FLOWS


(In millions)                                Years ended December 31,             2000              1999             1998
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                           $    159.4        $     78.7        $   (18.5)
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Depreciation and amortization                                                 295.2             300.2            229.6
   Deferred income taxes                                                          32.9               5.5            (33.3)
   Minority interests in net income of subsidiaries                                9.5               5.6              8.2
   Net gain on sale of assets                                                     (7.3)           (225.4)           (21.1)
   Write-down of assets due to impairment                                            -              92.0            119.6
   Write-down of option contracts                                                    -                 -             22.7
   Reserve for long-term note receivable                                             -                 -             15.0
   Changes in working capital:
      Accounts receivable, net                                                   (53.6)             12.8              5.2
      Inventories                                                                 (7.6)              5.9             13.8
      Accounts payable and accrued liabilities                                     5.1            (110.8)           (39.3)
      Income taxes payable                                                       (15.4)             (3.0)           (27.9)
   Other, net                                                                     (1.6)            (14.5)             0.1
--------------------------------------------------------------------------------------------------------------------------
      Net cash from operating activities                                         416.6             147.0            274.1
--------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Business acquisitions                                                        (390.0)                -           (876.0)
   Cash invested in fixed assets, timber and timberlands                        (283.2)           (198.5)          (223.2)
   Purchase of assets previously leased                                          (24.2)                -                -
   Business dispositions                                                             -             108.0            532.5
   Disposition of fixed assets, timber and timberlands                             7.0             387.5             33.8
   Cash invested in option contracts                                                 -                 -            (22.7)
   Cash paid on maturity of hedging contracts                                    (27.7)            (37.4)           (27.9)
   Cash invested in marketable securities                                        (50.7)            (10.6)           (41.9)
   Cash from maturity of marketable securities                                    52.5               9.7            217.4
--------------------------------------------------------------------------------------------------------------------------
      Net cash from (used for) investing activities                             (716.3)            258.7           (408.0)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Cash dividends, including minority interests                                  (48.3)            (60.6)           (62.1)
   Purchase of common stock                                                     (103.7)           (109.2)           (98.1)
   Short-term financing                                                          979.5             284.1            766.3
   Short-term financing repayments                                              (509.5)           (479.1)          (560.0)
   Long-term financing                                                             0.4              32.8                -
   Purchases/payments of long-term debt                                          (30.9)            (27.6)           (91.1)
   Stock options exercised                                                         6.8              10.7              6.8
   Redemption of Series C and LIBOR preferred stock                                  -             (26.4)               -
   Redemption of 7.50% Convertible Unsecured Subordinated Debentures                 -             (65.9)               -
   Other                                                                           0.7               1.9              1.7
--------------------------------------------------------------------------------------------------------------------------
      Net cash from (used for) financing activities                              295.0            (439.3)           (36.5)
--------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                         (4.7)            (33.6)          (170.4)
Cash and cash equivalents:
   Beginning of year                                                              24.7              58.3            228.7
--------------------------------------------------------------------------------------------------------------------------
   End of year                                                              $     20.0       $      24.7       $     58.3
==========================================================================================================================
Supplemental disclosures of cash flow information:
Cash paid during the year for:
   Interest, net of capitalized interest of $3.5, $ 4.9 and $4.5            $   (139.2)      $    (133.6)      $    (82.1)
   Income taxes                                                             $    (36.4)      $     (51.8)      $    (61.6)
Noncash investing and financing activity:
   Conversion of 7.50% Convertible Unsecured Subordinated Debentures
      into exchangeable shares                                              $        -       $      66.2       $        -
--------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

28  Bowater

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION:
The accompanying consolidated financial statements include the accounts of Bowater Incorporated and Subsidiaries (Bowater). These financial statements are expressed in United States dollars except where noted and have been prepared in accordance with United States generally accepted accounting principles. All consolidated subsidiaries are wholly owned with the exception of the following:

                                                  Percent
                                                 Ownership
--------------------------------------------------------------------------------
Bowater Maritimes Inc.                              67
Calhoun Newsprint Company (CNC)                     51
Bowater Mersey Paper Company, Ltd.                  51
--------------------------------------------------------------------------------

All significant intercompany transactions and balances have been eliminated.

Bowater also has a 40% interest in and is managing partner for an unconsolidated entity, Ponderay Newsprint Company, which is accounted for using the equity method.

CASH EQUIVALENTS:
Cash equivalents generally consist of direct obligations of the United States and Canadian governments and their agencies, investment-grade commercial paper and other short-term investment-grade securities with original maturities of three months or less. These investments are stated at cost, which approximates market value.

MARKETABLE SECURITIES:
Marketable securities generally consist of direct obligations of the United States and Canadian governments and their agencies, investment-grade commercial paper and other short-term investment-grade securities with original maturities of greater than three months but less than one year. These investments are considered to be held-to-maturity securities and are, therefore, stated at cost, which approximates market value.

DERIVATIVE FINANCIAL INSTRUMENTS:
Bowater manages certain foreign currency risks through the use of derivative financial instruments that may include forward exchange contracts and currency options. For derivative instruments designated as hedges and having a high correlation with the underlying exposures, gains and losses from changes in derivative fair values are deferred. Gains or losses upon settlement of derivative positions when the underlying transaction occurs are recognized in the Consolidated Statement of Operations. For derivative instruments lacking high correlation characteristics necessary to qualify as hedges, gains and losses from changes in derivative fair values are recognized in the Consolidated Statement of Operations upon remeasurement at the close of each reporting period. Amounts receivable or payable from derivative financial instruments would be reported as "Other assets" or "Accounts payable and accrued liabilities" and "Other long-term liabilities" in the Consolidated Balance Sheet. Bowater's derivatives have various terms, none of which exceeds two years. We do not use derivatives for trading purposes.

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This Standard requires a public company to recognize all derivatives as either assets or liabilities in the Statement of Financial Position and measure those instruments at fair value. Bowater adopted this Standard on January 1, 2001. There were no transition amounts recorded upon adoption of the Standard.

INVENTORIES:
Inventories are stated at the lower of cost or market. Cost is determined by using the average cost and last-in, first-out (LIFO) methods.

TIMBER AND TIMBERLANDS:
The acquisition cost of land and timber as well as real estate taxes, lease payments, site preparation and other costs related to the planting and growing of timber are capitalized. Such costs, excluding land, are charged against revenue at the time the timber is harvested and are included in the line titled "Depreciation and amortization" in the Consolidated Statement of Operations.

FIXED ASSETS AND DEPRECIATION:
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed generally on the straight-line basis. Repairs and maintenance are charged to operations as incurred. Bowater capitalizes interest on borrowings during the construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF:
Bowater accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever

                                                          2000 Annual Report  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

GOODWILL:
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected period to be benefited and does not exceed 40 years. Bowater assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future net cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.

INCOME TAXES:
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Operations in the period that includes the enactment date. Bowater has not provided income taxes on the undistributed earnings of certain of its subsidiaries, as it has specific plans for the reinvestment of such earnings.

FOREIGN OPERATIONS:
Financial statements of the majority of Bowater's Canadian and Korean operations are prepared using the United States dollar as their functional currency. Translation of the Canadian and Korean operations, as well as gains and losses from non-United States dollar foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are reported in the Consolidated Statement of Operations.

Translation of other foreign operations to United States dollars occurs using the current exchange rate for balance sheet accounts and an average exchange rate for results of operations. Translation gains or losses are recognized as a component of equity in "Accumulated other comprehensive income (loss)."

STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION:
Bowater records stock option compensation on an intrinsic value basis in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." We also provide pro forma disclosures of stock option compensation recorded on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

PENSION, SAVINGS AND OTHER POSTRETIREMENT PLANS:
Bowater has contributory and noncontributory pension plans that cover substantially all employees. Our cash contributions to the plans are sufficient to provide pension benefits to participants and meet the funding requirements of ERISA and applicable Pension Benefits Acts in Canada. We also sponsor defined benefit health care and life insurance plans for retirees at certain locations. Net periodic costs are recognized as employees render the services necessary to earn postretirement benefits.

In addition to the pension plans, Bowater sponsors savings plans for substantially all employees. Our contributions to these defined contribution plans are expensed as incurred.

COMPREHENSIVE INCOME (LOSS):
Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and pension plan additional minimum liability adjustments and is presented in the Consolidated Statement of Operations. At December 31, 2000, "Accumulated other comprehensive income (loss)" includes $(16.9) million for pension plan additional minimum liabilities, $(7.8) million for foreign currency translation and $6.7 million for taxes. At December 31, 1999, "Accumulated other comprehensive income (loss)" includes $(19.5) million for pension plan additional minimum liabilities, $(6.4) million for foreign currency translation and $7.6 million for taxes.

30  Bowater

REVENUE RECOGNITION:
Bowater ships all products directly from its manufacturing sites to a customer's location or to a customer-designated site. We recognize revenue from product sales when our customers assume risk of ownership. Bowater adopted the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (the "SAB") regarding revenue recognition. The SAB requires that a company recognize revenue only when all of the following criteria are met: (1) Persuasive evidence of an arrangement exists; (2) Delivery has occurred or services have been rendered; (3) The seller's price to the buyer is fixed or determinable; and (4) Collectibility is reasonably assured. Upon adoption of the SAB, there was no impact on our results of operations or financial condition.

BASIC AND DILUTED EARNINGS PER SHARE:
Basic earnings per common share is calculated assuming no dilution. Diluted earnings per common share is computed using the weighted average number of outstanding common shares adjusted for the incremental shares attributed to dilutive common share equivalents (stock options and convertible debt).

ENVIRONMENTAL COSTS:
Bowater expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property are capitalized. We determine our liability on a site-by-site basis and record a liability at the time it is probable and can be reasonably estimated.

USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

RECLASSIFICATIONS:
Certain prior-year amounts in the financial statements and the notes have been reclassified to conform to the 2000 presentation.

Note 2.  Business Acquisitions

The following table summarizes our business acquisitions during the past three years. The cash payments listed are net of cash acquired and include fees and expenses.

(In millions)                  2000             1999            1998
--------------------------------------------------------------------------------
Acquisition of Newsprint
  South paper mill         $ (382.2)        $      -        $      -
Acquisition of Ignace
  sawmill                      (4.7)               -               -
Investment in
  PaperExchange.com            (3.1)               -               -
Acquisition of Avenor,
  net of cash acquired
  of $118.0                       -                -          (675.0)
Acquisition of South
  Korean newsprint mill           -                -          (201.0)
--------------------------------------------------------------------------------
                           $ (390.0)        $      -        $ (876.0)
================================================================================

In August 2000, Bowater completed its acquisition of the Newsprint South, Inc., paper mill (Grenada mill) in Grenada, Mississippi. The total purchase price, including assumed debt of $8.8 million (fair market value of $7.9 million), amounted to $382.2 million. We accounted for the transaction using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired business were included in the Consolidated Balance Sheet, and the operating results were included in the Consolidated Statement of Operations beginning August 2000.

The purchase price of $382.2 million was allocated as follows:

(In millions)                                       2000
--------------------------------------------------------------
Current assets                                $     21.6
Land                                                 1.5
Fixed assets                                       357.5
Goodwill                                            20.3
Current liabilities                                (10.8)
Long-term debt                                      (7.9)
--------------------------------------------------------------
                                              $    382.2
==============================================================

                                                          2000 Annual Report  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial results assume the acquisition had occurred on January 1 of the following years:

(In millions)                                    2000            1999
--------------------------------------------------------------------------------
Sales                                      $  2,571.4      $  2,430.3
Net income                                      157.0            73.0
Diluted earnings per share                 $     2.97      $     1.31
--------------------------------------------------------------------------------

In November 2000, Bowater acquired the Ignace sawmill, located in northern Ontario, for $4.7 million. We also invested $3.1 million in PaperExchange.com, a global e-business marketplace for the pulp and paper industry, allowing us to offer newsprint for sale over the Internet.

In July 1998, Bowater completed its acquisition of Avenor Inc. (Avenor), a Canadian pulp and paper company. The total purchase price, including assumed debt of approximately $800.0 million, totaled $2.37 billion (C$3.54 billion). We paid cash of $793.0 million and issued 12.3 million common shares and 3.8 million exchangeable shares. We accounted for the transaction using the purchase method of accounting. The operating results of Avenor were included in the Consolidated Statement of Operations for the period beginning July 1998. The purchase price to Avenor shareholders, plus transaction costs and other accrued liabilities, the excess of fair value of liabilities assumed over the historical book value, and the deferred tax effect of applying purchase accounting at July 1998, over the historical net assets of Avenor, was $1,528.6 million.

Also, in July 1998, we completed the purchase of a South Korean newsprint mill for approximately $201.0 million and prepaid a majority of the current accounts payable for approximately $22.0 million. The investment was recorded at cost using the purchase method of accounting.


Note 3.  Business Dispositions

The following table summarizes our business dispositions during the past three years. The amounts listed are the net cash proceeds from the various transactions.

(In millions)                   2000            1999            1998
--------------------------------------------------------------------------------
Great Northern paper mill   $      -      $    108.0       $       -
Dryden white paper mill            -               -           532.5
--------------------------------------------------------------------------------
                            $      -      $    108.0       $   532.5
================================================================================

In August 1999, we sold Great Northern Paper, Inc. (GNP) to Inexcon Maine, Inc. (Inexcon) for $250.0 million. The proceeds consisted of cash of $108.0 million (net of expenses), a note receivable of $10.0 million and the assumption of certain employee-related liabilities totaling $130.0 million. We recorded a pre-tax loss of $47.1 million. The note receivable plus accrued interest was payable in full one year from date of the sale. At the request of the buyer and other creditors, the note payment of $10.0 million was deferred from August to December 2000. Subsequently, Bowater consented to a revised payment schedule. Principal payments of $1.2 million were received through February 2001.

The following table shows GNP's sales and operating income (loss) included in the Consolidated Statement of Operations for the 12 months ended December 31, 1999 and 1998:

(In millions)                                1999           1998
--------------------------------------------------------------------------------
Sales - including internal sales         $  249.7       $  526.2
--------------------------------------------------------------------------------
Operating income (loss) (1)              $  (11.4)      $   41.7
--------------------------------------------------------------------------------

(1) Operating income (loss) excludes asset impairment charges of $92.0 million and $119.6 million in 1999 and 1998, respectively, and gains from timberland sales totaling $253.7 million in 1999.

In December 2000, Inexcon asserted certain claims against Bowater for indemnification pursuant to the purchase agreement between Inexcon and Bowater. The company is challenging these claims, and the parties have agreed to arbitration, if necessary.

In September 1998, we completed the sale of our Dryden white paper mill and related assets, which were part of the Avenor acquisition, for $532.5 million. Upon acquisition, the Dryden assets were accounted for as assets held for sale. Therefore, no gain or loss was recorded upon the sale of such assets.

32  Bowater

Note 4.  Impairment of Assets

In 1999, Bowater completed the sale of GNP, which consisted of the East Millinocket mill, the Millinocket mill, timberlands and hydro facilities. During the second quarter of 1999, we signed an agreement with Inexcon for the purchase of all of our assets at GNP. This agreement prompted an evaluation of all the assets at GNP in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Based on the proposed sale, the assets were written down to fair value, and we recorded a pre-tax impairment charge in special items of $92.0 million.

Previously, in 1998, the Millinocket mill assets were reevaluated in accordance with SFAS No. 121. We determined fair value using discounted future net cash flows. Accordingly, in the third quarter of 1998, we recorded a pre-tax impairment charge in special items totaling $119.6 million, consisting of a write-down of fixed assets of $108.8 million, a mill stores inventory reserve of $7.0 million and an increase to other long-term liabilities of $3.8 million.


Note 5.  Net Gain on Sale of Assets

(In millions)                  2000          1999             1998
--------------------------------------------------------------------------------
Gain on sale of
  timberlands            $      4.1      $  272.5       $     21.1
Gain on sale of
  fixed assets                  3.2             -                -
Loss on sale of GNP               -         (47.1)               -
--------------------------------------------------------------------------------
                         $      7.3      $  225.4       $     21.1
================================================================================

During the year 2000, Bowater sold approximately 6,900 acres of timberlands in the southeastern United States for gross proceeds of $4.7 million. We recorded a pre-tax gain of $4.1 million. During the first quarter of 2000, we sold fixed assets resulting in a pre-tax gain of $3.2 million.

In the first quarter of 1999, we sold approximately 981,000 acres of timberlands and a sawmill in Maine for gross proceeds of $216.5 million. We recorded a pre-tax gain of $145.4 million.

In the second quarter of 1999, we sold approximately 650,000 acres of timberlands in Maine for gross proceeds of $150.0 million. We recorded a pre-tax gain of $108.3 million. As part of the sale, approximately $56.0 million of proceeds were received in the form of a long-term note. This note was monetized through a qualified special purpose entity (QSPE), and the cash proceeds of approximately $51.0 million from the monetization are included in "Disposition of fixed assets, timber and timberlands" in the 1999 Consolidated Statement of Cash Flows. Netted in the gain above is a $3.7 million loss based on the present value of discounted future cash flows of our residual interest in the QSPE. Our remaining interest in the QSPE at December 31, 2000, is $2.9 million based on discounted future cash flows. We have also guaranteed a portion of the debt of the QSPE totaling approximately $12.7 million.

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

In August 1999, we sold GNP for $250.0 million. We recorded a pre-tax loss of $47.1 million. Details concerning the sale of GNP are included in Note 3, "Business Dispositions."

During 1998, we sold 26,000 acres of timberlands primarily in South Carolina for gross proceeds of $30.9 million. We recorded a pre-tax gain of $21.1 million.


Note 6.  Other Expense (Income)

Other expense (income) includes non-operating items. The breakdown of the components of "Other, net" in the Consolidated Statement of Operations for the three years ended December 31, 2000, 1999 and 1998 is as follows:

(In millions)                   2000            1999            1998
--------------------------------------------------------------------------------
Foreign exchange
  loss (gain)               $    3.9        $  (33.4)       $   29.7
Loss on Canadian option
  dollar contracts                 -               -            22.7
Reserve for a long-term
  note receivable financing        -               -            15.0
Other                            0.6             2.6            (1.8)
--------------------------------------------------------------------------------
                            $    4.5        $  (30.8)       $   65.6
================================================================================

                                                          2000 Annual Report  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Earnings Per Share

Basic earnings per common share is calculated assuming no dilution.
Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The reconciliation between basic and diluted earnings per common share for "Net income (loss)" is as follows:

(In millions, except
per-share amounts)               2000         1999             1998
------------------------------------------------------------------------------
Basic computation:
Net Income (loss)            $  159.4      $  78.7         $  (18.5)
Less:
  Series C dividends                -         (0.1)            (2.2)
  Series C deferred
    issuance costs                  -         (1.0)               -
------------------------------------------------------------------------------
Basic income (loss)
  available to common
  shareholders               $  159.4      $  77.6         $  (20.7)
==============================================================================
Basic weighted average
  shares outstanding             52.3         54.2             47.6
==============================================================================
Basic earnings (loss) per
  common share               $   3.05      $  1.43         $  (0.44)
==============================================================================
Diluted computation:
Basic income (loss)
  available to common
  shareholders               $  159.4      $  77.6         $  (20.7)
Effect of dilutive securities:      -            -                -
  Diluted income (loss)
    available to common
    shareholders             $  159.4      $  77.6         $  (20.7)
==============================================================================
Basic weighted average
  shares outstanding             52.3         54.2             47.6
Effect of dilutive securities:
  Options                         0.5          0.8                -
------------------------------------------------------------------------------
Diluted weighted average
  shares outstanding             52.8         55.0             47.6
==============================================================================
Diluted earnings (loss)
  per common share           $   3.02      $  1.41         $  (0.44)
==============================================================================

The dilutive effect of options outstanding is computed using the treasury stock method. In 2000 and 1999, all options were included in the calculation of diluted earnings per share. Due to the net loss incurred for the year ended December 31, 1998, all common stock equivalents were excluded to prevent antidilution.

Note 8.  Inventories

(In millions)                           2000                1999
-------------------------------------------------------------------------------
At lower of cost or market:
  Raw materials                   $     39.3           $    30.1
  Work in process                        2.8                 3.6
  Finished goods                        44.1                31.8
  Mill stores and other supplies        84.0                88.4
--------------------------------------------------------------------------------
                                       170.2               153.9
Excess of current cost over LIFO
  inventory value                       (8.3)               (8.5)
--------------------------------------------------------------------------------
                                  $    161.9           $   145.4
================================================================================

Inventories valued using the LIFO method comprised 14.3% and 6.5%, respectively, of total inventories at December 31, 2000 and 1999.

Note 9.  Fixed Assets

                                                               Range of
                                                               Estimated
                                                                Useful
                                                                 Lives
(In millions)                  2000            1999            in Years
-------------------------------------------------------------------------------
Land and land
  improvements           $     37.6       $     34.9            10-20
Buildings                     317.0            301.0            20-40
Machinery and equipment     4,373.2          3,899.3             5-20
Leasehold improvements          3.2              2.7            10-20
Construction in progress      185.8             66.6                -
-------------------------------------------------------------------------------
                            4,916.8          4,304.5
Less accumulated
  depreciation and
  amortization              1,935.7          1,723.2
-------------------------------------------------------------------------------
                         $  2,981.1       $  2,581.3
===============================================================================

34  Bowater

Note 10.  Goodwill

Goodwill consists of an amount recorded with the acquisition of the Grenada operations in August 2000 and the goodwill recorded with the acquisition of Avenor in July 1998. The goodwill purchased with the Grenada operations of $20.3 million is being amortized on a straight-line basis over 20 years. The goodwill acquired with Avenor is being amortized on a straight-line basis over 40 years. Bowater recorded goodwill amortization of $23.8 million in 2000, $22.5 million in 1999 and $9.8 million in 1998. Accumulated amortization of goodwill totaled $56.1 million and $32.3 million at December 31, 2000 and 1999, respectively.


Note 11.  Accounts Payable and Accrued Liabilities

(In millions)                            2000                1999
--------------------------------------------------------------------------------
Trade accounts payable               $  169.7            $  158.2
Payroll, bonuses and severance           48.1                36.6
Accrued interest                         29.4                22.1
Employee benefits                         7.6                20.4
Amounts payable under GNP
  sales agreement                           -                20.0
Avenor acquisition/divestiture-
  related liabilities (See Note 12)       3.9                19.1
Unrealized losses on hedging
  contracts                               5.6                19.0
Property and franchise taxes payable     13.1                13.2
Other                                    37.3                27.8
--------------------------------------------------------------------------------
                                     $  314.7            $  336.4
================================================================================

Note 12.  Avenor Acquisition/Divestiture-Related Liabilities

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

During 2000, we netted $2.8 million of our asset impairment reserve against the related assets of the Gold River pulp mill. As of December 31, 2000, the remaining accrual for the above items is $17.8 million. Of this remaining accrual, $3.9 million is included in "Accounts payable and accrued liabilities," and $13.9 million is included in "Other long-term liabilities" in the Consolidated Balance Sheet. As of December 31, 2000, the cash requirements related to these liabilities are expected to be $3.9 million in 2001 and $13.9 million in 2002 and beyond.


                                                          2000 Annual Report  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the activity for the liabilities described above:


                                                                    Write-Offs &
                                                                      Payments     Increase
                                         Balance,      Reclass         Against    (Decrease)       Foreign       Balance,
(In millions)                            12/31/99    Adjustments       Reserve      Reserve        Exchange      12/31/00
---------------------------------------------------------------------------------------------------------------------------

Employee termination costs             $      3.3     $       -     $     (3.2)    $       -     $     (0.1)    $       -
Facility closures                             3.9           0.4           (0.4)            -              -           3.9
Asset impairments/disposals                   3.6          (2.8)          (0.7)            -           (0.1)            -
Environmental                                15.2          (0.4)          (2.4)          2.1           (0.6)         13.9
---------------------------------------------------------------------------------------------------------------------------
  Totals                               $     26.0     $    (2.8)    $     (6.7)    $     2.1     $     (0.8)    $    17.8
===========================================================================================================================

                                                                    Write-Offs &
                                                                      Payments     Increase
                                         Balance,       Adjust         Against    (Decrease)       Foreign       Balance,
(In millions)                            12/31/98      Goodwill        Reserve      Reserve        Exchange      12/31/99
---------------------------------------------------------------------------------------------------------------------------
Employee termination costs             $     30.5     $    (2.7)    $    (22.6)    $    (3.7)    $      1.8     $     3.3
Facility closures                             5.2          (1.1)          (0.5)            -            0.3           3.9
Asset impairments/disposals                   8.1             -           (4.8)            -            0.3           3.6
Environmental                                15.7             -           (3.8)          2.5            0.8          15.2
---------------------------------------------------------------------------------------------------------------------------
  Totals                               $     59.5     $    (3.8)    $    (31.7)    $    (1.2)    $      3.2     $    26.0
===========================================================================================================================

                                                                    Write-Offs &
                                                                      Payments     Increase
                                         Balance,      Establish       Against    (Decrease)       Foreign       Balance,
(In millions)                            12/31/97       Reserve        Reserve      Reserve        Exchange      12/31/98
---------------------------------------------------------------------------------------------------------------------------
Employee termination costs             $        -     $    39.9     $     (9.5)    $       -       $    0.1     $    30.5
Facility closures                               -           5.1              -             -            0.1           5.2
Asset impairments/disposals                     -          36.9          (29.0)            -            0.2           8.1
Environmental                                   -          15.7              -             -              -          15.7
---------------------------------------------------------------------------------------------------------------------------
  Totals                               $        -     $    97.6     $    (38.5)    $       -       $    0.4     $    59.5
===========================================================================================================================



36  Bowater

Note 13.  Long-Term and Short-Term Debt

Long-term debt, net of current installments:

(In millions)                             2000                  1999
-------------------------------------------------------------------------------
Unsecured:
9.00% Debentures due 2009           $    250.0            $    250.0
9.38% Debentures due 2021, net
  of unamortized discount of $0.9
  in 2000 and $1.0 in 1999               199.0                 198.9
10.62% Notes due 2010                    126.5                 128.6
10.50% Notes due at various dates
  from 2002 to 2010                      112.0                 125.7
9.50% Debentures due in 2012, net
  of unamortized discount of $0.3
  in 2000 and $0.3 in 1999               124.7                 124.7
10.85% Debentures due 2014               115.7                 120.1
9.25% Debentures due 2002                 61.7                  64.0
9.86% Notes due 2001                         -                  93.1
10.60% Notes due 2011                     91.0                  92.4
7.75% recycling facilities revenue
  bonds due 2022                          62.0                  62.0
7.40% recycling facilities revenue
  bonds due 2022                          39.5                  39.5
7.62% recycling facilities revenue
  bonds due 2016                          30.0                  30.0
10.26% Notes due at various dates
  from 2002 to 2011                       26.9                  27.2
Pollution control revenue bonds
     due at various dates from 2002
     to 2010 with interest at varying
     rates from 6.85% to 7.62%            13.4                  23.3
Industrial revenue bonds due 2029
  with interest at floating rates         33.5                  33.5
8.50% Notes due 2001                         -                  18.1
Bank term loan at floating rates
  due 2001                                   -                  12.0
10.25% Debentures due 2003                 7.4                   7.4
UDAG loan agreement due 2010
  with interest rates varying from
  5.00% to 6.50%                           7.7                     -
11.00% Subordinated debt due 2003          3.7                   4.1
-------------------------------------------------------------------------------
                                    $  1,304.7            $  1,454.6
===============================================================================

Long-term debt maturities for the next five years are as follows:

Year            Balance Sheet Classification                (In millions)
--------------------------------------------------------------------------------

2001    Current installments of long-term debt                 $  141.4
2002    Long-term debt, net of current installments            $   71.9
2003    Long-term debt, net of current installments            $   24.1
2004    Long-term debt, net of current installments            $   12.9
2005    Long-term debt, net of current installments            $   13.6
--------------------------------------------------------------------------------

The debt balances listed above include $113.2 million at December 31, 2000, and $126.9 million at December 31, 1999, due to the revaluation of the debt balances acquired with the purchase of the Newsprint South paper mill in August 2000, and the July 1998 acquisition of Avenor.

In 2000, Bowater increased the amount of its 364-day credit facility from $150.0 million to $750.0 million, while retaining its $350.0 million, five-year facility. Borrowings under these facilities incur interest based, at our option, on specified market interest rates plus a margin tied to the credit rating of our long-term debt. At December 31, 2000, $220.0 million (at 7.3%) was outstanding under the $750.0 million facility, $262.8 million (at 7.6%) was outstanding under the $350.0 million facility, and $2.2 million was outstanding under an operating line of credit. At December 31, 1999, $15.0 million (at 6.8%) was outstanding under the $750.0 million facility, and there was no balance outstanding under the $350.0 million facility or the operating line of credit.

In January 2000, we repaid $19.8 million of our 9.25% Debentures due 2002. The cash price paid was $20.8 million, including premium and accrued interest. The principal amount was included on the line titled "Current installments of long-term debt" in the Consolidated Balance Sheet at December 1999. In December 1999, we repaid $13.3 million of the same issue. The cash price paid was $13.9 million, including premium and accrued interest.

During 2000 and 1999, Bowater received proceeds totaling $33.5 million from revenue bonds issued by the Industrial Development Board of the County of McMinn, Tennessee, in conjunction with the modernization of its Calhoun, Tennessee, newsprint facility. The bonds are variable rate (5.0% at December 31, 2000, and 5.6% at December 31, 1999) and mature in June 2029.

                                                          2000 Annual Report  37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 1999, we redeemed all of our outstanding 7.50% Convertible Unsecured Subordinated Debentures due 2004. In connection with the redemption, we paid cash of $65.9 million, and Bowater Canada Inc. issued 1,359,620 exchangeable shares.

Bowater guarantees certain payments of debt related to its unconsolidated entities. The total amount was $62.7 million at December 31, 2000, and December 31, 1999.


Note 14.  Financial Instruments

At December 31, 2000, Bowater had foreign currency forward and range forward contracts with a notional value of $448.0 million maturing through 2002. The notional amount of these contracts represents the amount of foreign currencies to be purchased or sold at maturity and does not represent our exposure on these contracts. The contracts serve as economic hedges against our Canadian operations; however, because the costs hedged are not firm commitments, these contracts are marked to market, with gains and losses recognized in the Consolidated Statement of Operations.

The carrying amounts of our short-term financial assets and liabilities (excluding derivatives) approximate fair value. We estimate the fair value of our long-term debt using rates currently available for debt with similar terms and remaining maturities. The fair value of derivative financial instruments is based on current termination values or quoted market prices of comparable contracts. A summary of our derivative financial instruments and long-term debt at December 31, 2000 and 1999, follows:

                                                     2000                                        1999
                                    -------------------------------------------------------------------------------------
                                                     Net Asset (Liability)                      Net Asset (Liability)
                                      Notional    ---------------------------     Notional   ----------------------------
                                      Amount of    Carrying         Fair          Amount of    Carrying        Fair
(In millions)                        Derivatives    Amount          Value        Derivatives    Amount         Value
-------------------------------------------------------------------------------------------------------------------------
Foreign currency exchange agreements:
  Buy currency:
    Canadian dollar
      Due in 2000                    $        -    $        -     $        -    $    475.8     $    (19.0)    $   (19.0)
      Due in 2001                         363.0          (4.3)          (4.3)        183.0           (0.7)         (0.7)
      Due in 2002                          85.0           1.9            1.9             -              -             -
-------------------------------------------------------------------------------------------------------------------------
Long-term debt                       $      -      $ (1,446.1)    $ (1,468.1)   $        -     $ (1,490.1)    $(1,490.1)
=========================================================================================================================

The counterparties to our derivative financial instruments are substantial and creditworthy multi-national financial institutions. Therefore, the risk of counterparty nonperformance is considered to be remote.


Note 15.  Pension and Other Nonpension Postretirement Benefits

Bowater has multiple defined benefit pension plans and other nonpension postretirement plans (the Plan(s)) covering substantially all employees. Benefits are based on years of service and, depending on the Plan, average compensation earned by employees either during their last years of employment or over their careers.

The following tables include both foreign and domestic plans at December 31, 2000 and 1999. The benefit obligations of the Plans outside the United States are significant relative to the total benefit obligation; however, the assumptions used to measure the obligations of those Plans are not significantly different from those used for the United States Plans.

38  Bowater

                                                                      Pension Plans            Other Postretirement Plans
                                                                  ------------------------     --------------------------
(In millions)                                                        2000           1999          2000           1999
-------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                           $  1,218.9     $ 1,280.0     $     89.8     $    181.6
Acquisition                                                              6.5             -              -              -
Divestiture                                                                -          27.8              -         (101.5)
Service cost                                                            21.7          23.8            1.4            2.9
Interest cost                                                           82.9          78.8            6.2            9.5
Amendments                                                                 -           3.9            0.8            1.2
Special termination benefits                                             1.7           1.6              -              -
Actuarial (gain) loss                                                  (37.6)        (61.7)          16.3            2.9
Participant contributions                                                5.2           4.7            0.3            0.8
Benefits paid                                                          (89.6)        (90.7)          (7.2)          (9.1)
Effect of foreign currency exchange rate changes                        (5.9)         22.7           (0.3)           1.5
-------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                    1,203.8       1,218.9          107.3           89.8
-------------------------------------------------------------------------------------------------------------------------
Change in Plan assets:
Fair value of Plan assets at beginning of year                       1,198.9       1,073.2              -              -
Acquisition                                                              6.3             -              -              -
Actual return on Plan assets                                           149.6         174.7              -              -
Employer contributions                                                  16.8          18.3            6.9            8.3
Participant contributions                                                5.2           4.7            0.3            0.8
Benefits paid                                                          (89.6)        (90.7)          (7.2)          (9.1)
Effect of foreign currency exchange rate changes                        (5.9)         18.7              -              -
-------------------------------------------------------------------------------------------------------------------------
Fair value of Plan assets at end of year                             1,281.3       1,198.9              -              -
-------------------------------------------------------------------------------------------------------------------------
Reconciliation of funded status:
Funded status                                                           77.5         (20.0)        (107.3)         (89.8)
Unrecognized actuarial (gain) loss                                     (91.5)         (7.0)          19.7            3.7
Unrecognized transition amount                                          (1.5)         (5.0)             -              -
Unrecognized prior service cost                                          1.4           1.7            2.0            1.4
-------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                  (14.1)        (30.3)         (85.6)         (84.7)
-------------------------------------------------------------------------------------------------------------------------
Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost                                                    51.4          68.6              -              -
Accrued benefit liability                                              (83.5)       (119.5)         (85.6)         (84.7)
Intangible asset                                                         1.1           1.1              -              -
Accumulated other comprehensive loss (income)                           16.9          19.5              -              -
-------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                             $    (14.1)    $   (30.3)    $    (85.6)    $    (84.7)
-------------------------------------------------------------------------------------------------------------------------
Weighted average assumptions:
Discount rate                                                            7.2%          7.0%           7.2%           7.0%
Expected return on Plan assets                                           9.2%          9.2%             -              -
Rate of compensation increase                                            4.2%          4.1%           4.2%           4.1%
-------------------------------------------------------------------------------------------------------------------------

                                                  Pension Plans                         Other Postretirement Plans
                                     ---------------------------------------     ----------------------------------------
(In millions)                            2000          1999          1998           2000          1999           1998
-------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost, net of employee
  contributions                      $     21.7     $    23.8     $     18.1     $     1.4     $      2.9     $      3.5
Interest cost                              82.9          78.8           51.5           6.2            9.5           10.2
Expected return on Plan assets           (105.3)       (100.2)         (65.5)            -              -              -
Amortization of transition amount          (3.4)         (3.4)          (3.4)            -              -              -
Amortization of prior service cost          0.2           0.5            0.6           0.1            0.2            0.3
Recognized net actuarial (gain) loss        2.9           4.9            2.6           0.1            0.6            0.4
Curtailment and special termination
  benefits                                  1.7          27.3              -             -              -              -
-------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost            $      0.7     $    31.7     $      3.9     $     7.8     $     13.2     $     14.4
-------------------------------------------------------------------------------------------------------------------------


                                                          2000 Annual Report  39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2000, Bowater acquired the pension plan covering employees of the Grenada mill. The effect of this plan on the benefit obligation and assets was included in the table on the previous page.

In August 1999, Bowater completed the sale of GNP. As a result of the sale, we recorded a curtailment loss of $26.1 million, and the buyer assumed liabilities totaling approximately $70.6 million for nonpension postretirement benefits.

As of December 31, 2000, Bowater increased the Plans' weighted average discount rate from 7.0% to 7.2% to more closely approximate interest rates on high-quality, long-term obligations on the measurement date. In 2000, the assumed inflationary health care cost trend rate used to determine cost was 8.3%, decreasing to 7.8% in 2001 and gradually decreasing to an ultimate rate of 6.0% in 2005. The rate used to determine 1999 cost was 8.3% gradually decreasing to an ultimate rate of 5.8% in 2004. Variations in this health care cost trend rate can have a significant effect on the amounts reported. An increase of 1% in this assumption would increase the accumulated postretirement benefit obligation
(APBO) by approximately $14.0 million, or 13%, and would increase the annual service cost and interest cost by approximately $1.1 million, or 14%. A decrease of 1% in this assumption would decrease the APBO by approximately $11.5 million, or 11%, and would decrease the annual service cost and interest cost by approximately $0.9 million, or 12%.

The sum of the projected benefit obligations and the sum of the fair value of Plan assets for pension Plans with projected benefit obligations in excess of plan assets were $274.6 million and $204.6 million, respectively, as of December 31, 2000, and were $518.7 million and $392.9 million, respectively, as of December 31, 1999. The sum of the accumulated benefit obligations and the sum of the fair value of Plan assets for pension Plans with accumulated benefit obligations in excess of Plan assets were $74.6 million and $22.0 million, respectively, as of December 31, 2000, and were $341.0 million and $252.6 million, respectively, as of December 31, 1999.

The provisions of SFAS No. 87, "Employees' Accounting for Pensions," required Bowater to record an additional minimum liability of $18.0 million and $20.6 million at December 31, 2000 and 1999, respectively. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of Plan assets and accrued amounts previously recorded. The additional liability may be offset by an intangible asset to the extent of previously unrecognized prior service cost. The intangible assets of $1.1 million at December 31, 2000 and 1999, are included on the line titled "Other assets" in the Consolidated Balance Sheet. The remaining amounts of $10.2 million and $11.9 million, net of related tax benefits, are recorded as a component of shareholders' equity on the line titled "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheet at December 31, 2000 and 1999, respectively.

In addition to the previously described pension and nonpension postretirement Plans, we also sponsor defined contribution Plans within the United States and for certain sites outside of the United States. Employees are allowed to contribute to the Plans, and we make a matching contribution between 3.6% and 7.2% of the employees' compensation. Our expense for the defined contribution Plans totaled $5.7 million in 2000, $7.2 million in 1999 and $7.0 million in 1998.

Note 16.  Income Taxes

The components of "Income before income taxes and minority interests" consist of United States income (loss) of $84.3 million, $129.1 million and $(17.1) million, and foreign income of $154.9 million, $26.7 million and $32.7 million, in 2000, 1999 and 1998, respectively.

The provision for income tax expense consists of:

(In millions)                  2000         1999            1998
-------------------------------------------------------------------------------
Federal:
  Current                $     17.6      $  45.4       $    42.3
  Deferred                     10.9         (0.3)          (49.6)
-------------------------------------------------------------------------------
                               28.5         45.1            (7.3)
-------------------------------------------------------------------------------
State:
  Current                       5.0          9.2            10.5
  Deferred                     (8.2)        (1.5)           (6.4)
-------------------------------------------------------------------------------
                               (3.2)         7.7             4.1
-------------------------------------------------------------------------------
Foreign:
  Current                      14.8         11.4             6.4
  Deferred                     30.2          7.3            22.7
-------------------------------------------------------------------------------
                               45.0         18.7            29.1
-------------------------------------------------------------------------------
Total:
  Current                      37.4         66.0            59.2
  Deferred                     32.9          5.5           (33.3)
-------------------------------------------------------------------------------
                         $     70.3      $  71.5       $    25.9
===============================================================================

40  Bowater

The components of deferred income taxes at December 31, 2000 and 1999, in the accompanying Consolidated Balance Sheet are as follows:

(In millions)                                2000            1999
-------------------------------------------------------------------------------
Timber and timberlands (1)               $  (85.0)       $  (88.5)
Fixed assets, net                          (542.5)         (583.2)
Other assets                                (18.2)           (2.5)
-------------------------------------------------------------------------------
Deferred tax liabilities                 $ (645.7)       $ (674.2)
-------------------------------------------------------------------------------
Current assets (2)                       $    1.3        $    2.9
Current liabilities (2)                      16.0            20.8
Employee benefits and other
  long-term liabilities                     105.1           110.9
United States tax credit carryforwards        7.8            33.1
Canadian investment tax
  credit carryforwards                       20.2            21.0
Ordinary loss carryforwards                   8.5            32.2
Valuation allowance                          (4.0)           (4.4)
-------------------------------------------------------------------------------
Deferred tax assets                         154.9           216.5
-------------------------------------------------------------------------------
Net deferred tax liability               $ (490.8)       $ (457.7)
===============================================================================

(1) Includes the deferred tax impact of the capitalization of lease payments, management fees and property taxes of approximately $109.7 million and $113.1 million at December 31, 2000 and 1999, respectively.

(2) Included in "Other current assets" in the accompanying Consolidated Balance Sheet.

As of December 31, 2000, $3.7 million of the valuation allowance is attributable to the acquisition of Avenor and will reduce goodwill upon reversal.

The following is a reconciliation of the United States federal statutory and effective tax rates as a percentage of income before income taxes and minority interests:

                                        2000            1999            1998
-------------------------------------------------------------------------------
United States federal
  statutory income
  tax rate                            35.0 %          35.0 %          35.0 %
State income taxes,
  net of federal income
  tax benefit                         (1.9)            3.2            17.3
Foreign taxes                          2.4             0.9            87.8
Goodwill (1)                           3.4             5.1            24.4
Canadian investment tax
  credits                             (3.2)              -               -
Foreign exchange and
  asset revaluation                   (6.3)              -               -
Other, net                               -             1.7             1.5
-------------------------------------------------------------------------------
Effective income tax rate             29.4 %          45.9 %         166.0 %
===============================================================================

(1) Goodwill amortization is a non-deductible item. As the level of pre-tax income increases, the impact of nondeductible items on our effective tax rate, such as goodwill amortization, lessen.

At December 31, 2000, we had Canadian provincial net operating loss carryforwards of $94.7 million. In addition, $20.2 million of Canadian investment tax credit carryforwards and $7.8 million of United States tax credit carryforwards were available to reduce future income taxes. The Canadian noncapital loss and investment tax credit carryforwards expire at various dates between 2001 and 2010. We have United States alternative minimum tax credit carryforwards that have no expiration. We believe that deferred tax assets, net of the existing valuation allowance of $4.0 million at December 31, 2000, will be ultimately realized.

The cumulative amount of CNC's undistributed earnings through 1992, on which we have not provided income taxes, was $46.2 million as of December 31, 2000. Distribution of these earnings would qualify for the 80% dividend exclusion.

At December 31, 2000, unremitted earnings of subsidiaries outside the United States totaling $119.9 million were deemed to be permanently invested. No deferred tax liability has been recognized with regard to such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

                                                          2000 Annual Report  41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17.  Dividends to Minority Interest Shareholder

The Board of Directors of CNC declared dividends of $12.5 million in 2000 and $32.4 million in 1999. As a result, $6.1 million was paid in 2000 and $15.9 million was paid in 1999 to the minority shareholder. In 1998, the Board of Directors of CNC declared dividends of $49.6 million, resulting in payments of $24.3 million to the minority shareholder.

In January 2001, the Board of Directors of CNC declared a dividend of $9.6 million, resulting in a payment of $4.7 million to the minority shareholder.

Note 18.  Commitments and Contingencies

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

Note 19.  Cumulative and Redeemable Preferred Stock

Bowater is authorized to issue 10.0 million shares of Serial Preferred Stock, $1 par value. In February 1999, we redeemed all of the remaining outstanding shares for $26.6 million, including accrued dividends.

Note 20.  Stock Option Plans

Bowater has four stock option plans - 1988, 1992, 1997 and 2000. These plans authorized the grant of up to 7.8 million shares of our common stock in the form of incentive stock options, non-qualified stock options, stock appreciation rights, performance stock and restricted stock awards. The option price for options granted under the 1988 and 1992 plans was based on the fair market value of our common stock on the date of grant, or the average fair market value of our common stock for the 20 business days immediately preceding the date of grant. The option price for options granted under the 1997 and 2000 plans was based on the fair market value of our common stock on the date of grant.

All options granted through December 31,1998, were exercisable at December 31, 2000. Options granted in 2000 and 1999 generally become exercisable over a period of two years. Unless terminated earlier in accordance with their terms, all options expire 10 years from the date of grant. The plans provide that any outstanding options will become immediately exercisable upon a change in control of Bowater. In such event, grantees of options have the right to require us to purchase such options for cash in lieu of the issuance of common stock. We received $6.8 million in 2000, $10.7 million in 1999 and $6.8 million in 1998 from the exercise of stock options. The exercise of stock options also generated tax benefits for us of $1.9 million in 2000, $4.7 million in 1999 and $2.6 million in 1998.

We record compensation expense resulting from stock option grants based on intrinsic value in accordance with APB Opinion No. 25. In accordance with SFAS No. 123, the following pro forma disclosures present the effects on income had the fair value-based method been chosen. These disclosures are shown below for 2000, 1999 and 1998 and have no impact on our reported financial position or results of operations.

(In millions, except per-share amounts)     2000         1999             1998
--------------------------------------------------------------------------------
Net income (loss):
  As reported                            $ 159.4      $  78.7         $  (18.5)
  Pro forma                                155.4         75.9            (22.0)
Earnings (loss) per share - basic:
  As reported                               3.05         1.43            (0.44)
  Pro forma                                 2.97         1.38            (0.51)
Earnings (loss) per share - diluted:
  As reported                               3.02         1.41            (0.44)
  Pro forma                              $  2.94      $  1.36         $  (0.51)
--------------------------------------------------------------------------------

The pro forma net income effects of SFAS No. 123 in 2000, 1999 and 1998 may not be representative of the pro forma net income effects in future years due to changes in assumptions and the number of options granted in future years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                        2000            1999             1998
--------------------------------------------------------------------------------
Assumptions:
  Dividend yield                        1.5%            2.0%             1.6%
  Expected volatility                  31.8%           30.0%            29.1%
  Risk-free interest rate               6.7%            4.8%             5.6%
  Expected option lives            5.7 years       5.6 years        5.6 years
--------------------------------------------------------------------------------
Weighted average fair value
  of each option                   $   23.01       $   12.34        $   15.68
--------------------------------------------------------------------------------

42  Bowater

In 2000, Bowater recorded a pre-tax charge of $2.2 million for intrinsic value on its 2000 stock option grants per the provisions of Financial Accounting Standards Board Interpretation No. 44 involving stock compensation transactions recorded under the rules outlined in APB Opinion No. 25. This charge was based on a measurement date that coincided with shareholder approval of the 2000 stock option plan. An additional pre-tax charge of $2.1 million will be recorded in 2001 as these options become fully vested. The preceding table reflects the assumptions and fair market value of the options as of the measurement date. Using a measurement date based on the 2000 grant date, the weighted average fair value of each option would have been $17.51.

Information with respect to options granted under the stock option plans is as follows:

                                                2000                         1999                         1998
                                    ---------------------------------------------------------------------------------------
                                                    Weighted                     Weighted                     Weighted
                                                     Average                      Average                      Average
                                      Number of     Exercise       Number of     Exercise       Number of     Exercise
                                    Shares (000's)    Price      Shares (000's)    Price      Shares (000's)    Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        1,884       $    37          2,040       $    35          1,907       $     31
Granted during the year                   616       $    48            245       $    41            388       $     49
Exercised during the year                (212)      $    31           (387)      $    28           (250)      $     27
Canceled during the year                   (3)      $    23            (14)      $    24             (5)      $     42
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year              2,285       $    40          1,884       $    37          2,040       $     35
---------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year              1,546       $    37          1,455       $    35          1,470       $     30
===========================================================================================================================

                                                               Options Outstanding                Options Exercisable
                                                              at December 31, 2000               at December 31, 2000
                                                  ------------------------------------------------------------------------
                                                                                 Weighted
                                                                  Weighted        Average                      Weighted
 Range of                                                         Average        Remaining                     Average
 Exercise                                           Number of     Exercise      Contractual     Number of      Exercise
  Prices                                          Shares (000's)   Price       Life (years)   Shares (000's)    Price
---------------------------------------------------------------------------------------------------------------------------
$21 to $30                                              462       $     26             3.1          462       $     26
$31 to $40                                              291       $     35             4.9          291       $     35
$41 to $51                                            1,532       $     46             7.8          793       $     45
---------------------------------------------------------------------------------------------------------------------------
                                                      2,285       $     40             6.5        1,546       $     37
===========================================================================================================================

Bowater has an Equity Participation Rights (EPR) Plan that allows it to grant equity participation rights to its employees. These rights confer an interest in the appreciation of Bowater's common stock price, but no right to acquire stock ownership. The rights have a vesting period of two years and, unless terminated earlier in accordance with their terms, expire 10 years after the grant date. The exercise price is the fair market value of Bowater common stock on the day of grant. The rights may be redeemed only for cash, and the amount paid to the employee at the time of exercise is the difference between the exercise price and the average high/low of Bowater's common stock on the day of exercise.

Bowater-Halla Paper Co., Ltd. (Halla), our subsidiary located in South Korea, also has an EPR plan and has issued stock options. The stock of Halla is not publicly traded. Therefore, the fair market value of the stock is determined annually by a third-party appraisal.

We record a liability for the Bowater and Halla equity participation rights and the Halla options during the vesting period and adjust this liability at each reporting period based on changes in the fair market value of the respective stocks. The liability amounts recorded at December 31, 2000 and 1999, are $18.7 million and $3.4 million, respectively. The charges (income) reflected in the Consolidated Statement of Operations pertaining to these rights and options are $16.3 million, $5.2 million, and $(2.4) million for the years 2000, 1999 and 1998, respectively.


                                                         2000 Annual Report  43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21.  Exchangeable Shares

In conjunction with the 1998 acquisition of Avenor, Bowater's indirect wholly owned subsidiary, Bowater Canada Inc. (BCI), issued 3,773,547 shares ($183.6 million) of no par value exchangeable shares. Since 1998, BCI has issued an additional 1,359,620 exchangeable shares ($66.2 million) upon the redemption of Avenor's 7.50% Convertible Unsecured Subordinated Debentures and 5,505 exchangeable shares ($0.3 million) for conversions prior to the redemption. The exchangeable shares are exchangeable at any time, at the option of the holder, on a one-for-one basis for shares of Bowater common stock. As of December 31, 2000, 3,834,131 exchangeable shares ($186.6 million) were exchanged for the same number of Bowater common shares. Holders of exchangeable shares have voting rights substantially equivalent to holders of Bowater common stock and are entitled to receive dividends equivalent, on a per-share basis, to dividends paid by Bowater on shares of Bowater common stock. On December 31, 2000, 1,304,541 exchangeable shares ($63.5 million) were outstanding and held by non-affiliates.

Note 22.  Employee Stock Ownership Plan (ESOP)

In 1989, the ESOP was funded by a $17.5 million loan. The loan proceeds were lent to an Employee Stock Ownership Trust (ESOT). The ESOP remaining loan balance of $0.7 million was paid on April 30, 2000. The ESOT has distributed all remaining shares of the original 574,160 shares of common stock to participants' accounts as of December 31, 2000.

Note 23.  Treasury Stock

At December 31, 2000, Bowater held 11,635,850 shares of its common stock as treasury stock to pay for employee and director benefits and to fund its Dividend Reinvestment Plan. The shares are valued at their acquisition cost of $487.0 million. As of December 31, 1999, we held 9,512,499 shares at a cost of $383.6 million.

In May 1999, the Board of Directors authorized the repurchase of up to 5.5 million shares of Bowater's common stock in the open market, subject to normal trading restrictions. Under this program, we purchased 2,125,900 shares of common stock at a cost of $103.7 million in 2000 and 1,030,069 shares of common stock at a cost of $51.8 million in 1999.

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

Note 24.  Timberland Leases and Operating Leases

Bowater controls timberlands under long-term leases expiring 2001 to 2058 for which aggregate lease payments were $0.7 million in 2000, $0.7 million in 1999 and $0.7 million in 1998. In addition, we lease certain office premises, office equipment and transportation equipment under operating leases. Total rental expense for these operating leases was $5.7 million in 2000, $11.0 million in 1999 and $8.5 million in 1998.

At December 31, 2000, the future minimum rental payments under timberland leases and operating leases are:
                           Timberland                  Operating
                             Lease                      Leases,
(In millions)               Payments                      Net
--------------------------------------------------------------------------------
  2001                     $      0.7                  $      6.6
  2002                            0.7                         5.9
  2003                            0.6                         5.2
  2004                            0.6                         4.7
  2005                            0.6                         4.2
  Thereafter                     17.8                         7.6
--------------------------------------------------------------------------------
                           $     21.0                  $     34.2
================================================================================

During 2000, Bowater purchased $24.2 million of fixed assets that were previously leased. This is the primary reason that our minimum rental payments for operating leases declined in 2000 to $34.2 million from $59.3 million in 1999.

In addition, we manage over 14 million acres of Crown-owned land in Canada on which we have cutting rights. We make payments to various Canadian provinces based on the amount of timber harvested.

44  Bowater

Note 25.  Segment Information

Description of the types of products and services from which each reportable segment derives its revenues:
Bowater has three reportable segments: the Newsprint Division, the Coated Paper Division and the Forest Products Division. The Newsprint Division is responsible for the manufacturing operations of eight sites in the United States, Canada and South Korea. It is also responsible for the worldwide marketing of newsprint and uncoated groundwood specialties. The Coated Paper Division is responsible for one manufacturing site that produces coated groundwood paper, newsprint, market pulp and uncoated groundwood specialties and operates a coating facility, both in the United States. This Division is responsible for the worldwide marketing and sales of coated groundwood paper. The Forest Products Division operates three sawmills and manages 1.8 million acres of owned and leased timberlands in the United States and Canada, as well as 14.1 million acres of Crown-owned land in Canada on which we have cutting rights. This Division sells wood fiber to the Newsprint and Coated Paper Divisions, as well as markets and sells timber and lumber to third parties in North America. The Pulp Division has marketing and sales responsibility for all of our market pulp products; however, the financial results from these sales are included in both the Newsprint Division and the Coated Paper Division, depending upon which site manufactures the product. The Pulp Division's administrative expenses are included in "Corporate & other eliminations." Accordingly, no results are reported for this Division.

Factors management used to identify our segments:
Bowater's reportable segments are business units responsible for the marketing and sales of different products. They are managed separately because of the different products they are responsible for manufacturing and distributing.

In 2000, we revised our segment disclosures to reflect changes we made to our consolidated financial statements and to reflect how our management currently reviews our businesses. These changes included: (1) Reporting "Sales" before the deduction of distribution costs and "Special items" separately from the normal operations of the divisions; (2) reporting the elimination of intersegment sales in "Corporate & other eliminations" instead of by division, and (3) revising our asset allocations relating to the Avenor acquisition between the Newsprint and Forest Products Division and corporate. All of these changes are reflected in the tables on the following page.

The line entitled "Segment income (loss)" in the following tables is equal to "Operating income (loss)" as presented in our Consolidated Statement of Operations. In addition, none of the income or loss items following "Operating income (loss)" in our Consolidated Statement of Operations are allocated to our segments, since they are reviewed separately by Bowater's management.



                                                         2000 Annual Report  45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize information about segment profit and loss and segment assets for the three years ended December 31, 2000, 1999 and 1998:

                                                        Coated        Forest                      Corporate/
                                        Newsprint        Paper       Products      Special           Other
2000 (In millions)                      Division       Division      Division       Items        Eliminations     Total
---------------------------------------------------------------------------------------------------------------------------
  Sales - including internal sales     $  1,827.2     $   586.9     $    427.4     $     -       $        -     $  2,841.5
  Eliminations of intersegment sales            -             -              -           -           (341.2)        (341.2)
---------------------------------------------------------------------------------------------------------------------------
  Sales                                $  1,827.2     $   586.9     $    427.4     $     -       $   (341.2)    $  2,500.3
===========================================================================================================================
  Depreciation and amortization        $    207.7     $    58.5     $     18.4     $     -       $     10.6     $    295.2
===========================================================================================================================
  Segment income (loss)                $    291.4     $   136.1     $     17.9     $   7.3       $    (89.4)    $    363.3
===========================================================================================================================
  Total assets                         $  3,554.6     $   549.0     $    515.4     $     -       $    385.1     $  5,004.1
===========================================================================================================================
  Capital expenditures                 $    147.1     $   111.7     $     23.7     $     -       $      0.7     $    283.2
===========================================================================================================================

                                                        Coated        Forest                      Corporate/
                                        Newsprint        Paper       Products      Special           Other
1999 (In millions)                      Division       Division      Division       Items        Eliminations     Total
---------------------------------------------------------------------------------------------------------------------------
Sales - including internal sales       $  1,672.0     $   499.2     $    490.0     $     -       $      2.6     $  2,663.8
Eliminations of intersegment sales              -             -              -           -           (352.1)        (352.1)
---------------------------------------------------------------------------------------------------------------------------
Sales                                  $  1,672.0     $   499.2     $    490.0     $     -       $   (349.5)    $  2,311.7
===========================================================================================================================
Depreciation and amortization          $    209.2     $    55.5     $     24.7     $     -       $     10.8     $    300.2
===========================================================================================================================
Segment income (loss)                  $     53.1     $    72.2     $     44.9     $ 133.4       $    (59.6)    $    244.0
===========================================================================================================================
Total assets                           $  3,106.7     $   492.1     $    514.6     $     -       $    438.8     $  4,552.2
===========================================================================================================================
Capital expenditures                   $    141.1     $    42.1     $     13.9     $     -       $      1.4     $    198.5
===========================================================================================================================

                                       Newsprint &      Coated        Forest                      Corporate/
                                        Directory        Paper       Products      Special           Other
1998 (In millions)                      Division       Division      Division       Items        Eliminations     Total
---------------------------------------------------------------------------------------------------------------------------
Sales - including internal sales       $  1,473.8     $   502.5     $    517.5     $     -       $     19.2     $  2,513.0
Eliminations of intersegment sales              -             -              -           -           (370.3)        (370.3)
---------------------------------------------------------------------------------------------------------------------------
Sales                                  $  1,473.8     $   502.5     $    517.5     $     -       $   (351.1)    $  2,142.7
===========================================================================================================================
Depreciation and amortization          $    149.4     $    51.0     $     23.5     $     -       $      5.7     $    229.6
===========================================================================================================================
Segment income (loss)                  $    157.5     $   107.4     $     44.1     $ (98.5)      $    (48.4)    $    162.1
===========================================================================================================================
Total assets                           $  3,441.9     $   488.3     $    676.2     $     -       $    485.6     $  5,092.0
===========================================================================================================================
Capital expenditures                   $    170.8     $    29.6     $     17.0     $     -       $      5.8     $    223.2
===========================================================================================================================

Special items for 2000 include gain on sale of fixed assets of $3.2 million and gain on sale of timberlands of $4.1 million. Special items for 1999 include gain on sale of timberlands of $272.5 million, loss on sale of GNP of $47.1 million and an impairment charge of $92.0 million. Special items for 1998 include gain on sale of timberlands of $21.1 million and an impairment charge of $119.6 million.


46  Bowater

SALES BY PRODUCT
(In millions)                    2000            1999             1998
--------------------------------------------------------------------------------
[S]                        [C]             [C]                [C]
Newsprint                  $  1,421.5      $  1,282.2       $  1,108.8
Coated groundwood               330.3           311.8            391.0
Market pulp                     546.3           434.2            272.1
Directory paper                     -            89.4            173.5
Uncoated groundwood
  specialties                    98.1            52.1             49.3
Lumber and other wood
  products                      104.1           142.0            148.0
--------------------------------------------------------------------------------
                           $  2,500.3      $  2,311.7       $  2,142.7
================================================================================

LONG-LIVED ASSETS BY COUNTRY
(In millions)                    2000            1999             1998
--------------------------------------------------------------------------------
United States              $  1,671.1      $  1,343.9       $  1,773.1
Canada                        1,431.4         1,379.8          1,412.8
Korea                           187.1           182.0            195.3
--------------------------------------------------------------------------------
                           $  3,289.6      $  2,905.7       $  3,381.2
================================================================================

SALES BY COUNTRY (1)
(In millions)                    2000            1999             1998
--------------------------------------------------------------------------------
United States              $  1,711.5      $  1,649.1       $  1,750.6
Canada                          197.0           170.8             28.1
Korea                           134.1           102.1             44.1
Japan                            42.8            39.6             44.6
Brazil                           59.3            39.0             37.0
Italy                            42.4            32.5             31.9
United Kingdom                   52.2            38.3             22.9
Mexico                           74.1            58.7             10.7
Other countries (2)             186.9           181.6            172.8
--------------------------------------------------------------------------------
                           $  2,500.3      $  2,311.7       $  2,142.7
================================================================================
(1) Revenues are attributed to countries based on the location of the customer. No one customer represented 10% or more of consolidated sales.
(2)  No country in this group exceeded 10% of consolidated sales.

Note 26.  Quarterly Information (Unaudited)

(In millions, except per-share amounts)               First         Second        Third         Fourth           Year
---------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 2000
Sales                                               $   562.9     $   607.6     $   671.8     $    658.0      $ 2,500.3
Operating income                                         57.7          88.0         118.6           99.0          363.3
Net income                                               17.2          33.7          50.0           58.5          159.4
Basic earnings per common share                          0.32          0.64          0.97           1.13           3.05
Diluted earnings per common share                   $    0.32     $    0.63    $     0.96     $     1.12      $    3.02
---------------------------------------------------------------------------------------------------------------------------

(In millions, except per-share amounts)               First         Second        Third         Fourth           Year
---------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1999
Sales                                               $   619.8     $   573.3     $   555.7     $    562.9      $ 2,311.7
Operating income (loss)                                 194.9 (1)      27.8 (2)     (52.2) (3)      73.5 (4)      244.0
Net income (loss)                                       106.5           5.2         (53.4)          20.4           78.7
Basic earnings (loss) per common share                   1.93          0.10         (0.98)          0.38           1.43
Diluted earnings (loss) per common share            $    1.89     $    0.10     $   (0.98)    $     0.38      $    1.41
---------------------------------------------------------------------------------------------------------------------------

(1)  Includes a net gain on sale of timberlands of $145.4 million
(2) Includes a net gain on sale of timberlands of $108.3 million and an impairment charge of $92.0 million
(3)  Includes a pre-tax loss on sale of GNP of $55.3 million.
(4) Includes a net gain on sale of timberlands of $18.8 million and an adjustment of $8.2 million reducing the loss on sale of GNP.


                                                         2000 Annual Report  47

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The management of Bowater is responsible for the information contained in the financial statements and in the other parts of this report. The accompanying consolidated financial statements of Bowater Incorporated and Subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as accurate and factual as possible, management has communicated to all appropriate employees the requirements for accurate recordkeeping and accounting.

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

Our independent auditors, KPMG LLP, are responsible for conducting an audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company and its subsidiaries in conformity with accounting principles generally accepted in the United States of America. Their report appears on the opposite page.

There is an Audit Committee of the Board of Directors composed of three nonemployee directors who meet regularly with management, the internal auditors and KPMG LLP to discuss specific accounting, reporting and internal control matters. Both the independent auditors and internal auditors have full and free access to the Audit Committee.

48  Bowater

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Bowater Incorporated:

We have audited the accompanying consolidated balance sheet of Bowater Incorporated and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, capital accounts and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowater Incorporated and Subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.





KPMG LLP
Greenville, South Carolina
February 16, 2001


                                                         2000 Annual Report  49

FINANCIAL AND OPERATING RECORD*

(In millions, except per-share amounts)                  2000              1999 (1)         1998 (1)         1997
--------------------------------------------------------------------------------------------------------------------
Income Statement Data
Sales                                            $    2,500.3      $    2,311.7     $    2,142.7     $    1,598.9
Operating income (loss) (2)                             363.3             244.0            162.1            136.5
Income (loss) from continuing operations before
   cumulative effect of changes in accounting
   principles and extraordinary charge (3)              159.4              78.7            (18.5)            53.7
Net income (loss)                                       159.4              78.7            (18.5)            53.7
Diluted earnings (loss) per common share                 3.02              1.41            (0.44)            1.25
Dividends declared per common share (4)                  0.80              0.80             0.80             0.80
--------------------------------------------------------------------------------------------------------------------
Product Sales Information
Newsprint                                        $    1,421.5      $    1,282.2     $    1,108.8     $      730.8
Coated groundwood                                       330.3             311.8            391.0            337.7
Directory paper                                             -              89.4            173.5            178.9
Market pulp                                             546.3             434.2            272.1            172.7
Uncoated groundwood specialties                          98.1              52.1             49.3             44.0
Lumber and other wood products                          104.1             142.0            148.0            134.8
Communication papers                                        -                 -                -                -
--------------------------------------------------------------------------------------------------------------------
                                                 $    2,500.3      $    2,311.7     $    2,142.7     $    1,598.9
--------------------------------------------------------------------------------------------------------------------
Financial Position
Timber and timberlands                           $      265.2      $      283.2     $      472.8     $      394.0
Fixed assets, net                                     2,981.1           2,581.3          2,885.2          1,554.5
Total assets                                          5,004.1           4,552.2          5,092.0          2,745.8
Total debt                                            1,931.1           1,505.1          1,830.8            758.9
Total debt and redeemable preferred stock             1,931.1           1,505.1          1,830.8            758.9
Total capitalization (5)                              3,851.8           3,397.4          3,736.6          2,038.3
--------------------------------------------------------------------------------------------------------------------
Additional Information
Percent return on average common equity                 8.9 %             4.5 %           (1.4)%            4.5 %
Income from continuing operations as a
   percentage of  sales                                 6.4 %             3.4 %           (0.9)%            3.4 %
Total debt as a percentage of total
   capitalization (6)                                  48.6 %            42.1 %           46.3 %           37.2 %
Total debt and redeemable preferred stock as a
   percentage of shareholders' equity (6)             101.1 %            85.0 %           92.3 %           65.8 %
Effective tax rate                                     29.4 %            45.9 %          166.0 %           37.0 %
Cash flow from (used for) operations             $      416.6      $      147.0     $      274.1     $      195.6
Cash invested in fixed assets, timber
   and timberlands                               $      283.2      $      198.5     $      223.2     $       99.6
Book value - common shareholders' equity
   per common share                              $      34.84      $      33.10     $      32.31     $      27.99
Common stock price range                         $42.06-59.00      $37.13-59.94     $32.81-59.56     $37.00-55.62
Sales (thousands of short tons)
   Newsprint (7)                                        2,863             2,847            2,160            1,482
   Coated groundwood                                      404               433              486              479
   Directory paper                                          -               125              226              228
   Market pulp                                            984             1,015              674              407
   Uncoated groundwood specialties                        175               102               90               83
Registered shareholders                                 4,900             5,200            5,600            5,200
Employees                                               6,400             6,400            8,300            5,000
--------------------------------------------------------------------------------------------------------------------

* This table should be used in conjunction with the financial statements and notes to the financial statements.
(1) In 2000, Bowater acquired the Grenada mill. In 1999, we sold GNP. In 1998, we acquired Avenor Inc. and a South Korean newsprint mill. In 1996, we sold Star Forms. In 1991, we acquired GNP.
(2) Net gain (loss) on sale of assets and capital taxes have been classified in operating income.
(3) Extraordinary charge relates to debt retirements in 1996, 1995 and 1990. The changes in accounting principles relate to the adoption of SFAS No. 106 and SFAS No. 109 in 1992.

50  Bowater

        1996 (1)        1995             1994             1993              1992          1991 (1)         1990
-----------------------------------------------------------------------------------------------------------------

$    1,839.2    $    2,108.0     $    1,486.1     $    1,496.1       $   1,493.8   $    1,288.5     $   1,380.4
       399.3           521.4             85.2            (11.1)            (86.3)         103.7           174.9


       204.1           258.2             (4.8)           (64.5)            (92.9)          45.6            87.4
       200.2           246.9             (4.8)           (64.5)            (82.0)          45.6            78.4
        4.55            5.22            (0.59)           (1.84)            (2.34)          1.15            2.05
        0.80            0.60             0.60             0.60              1.20           1.20            1.20
-----------------------------------------------------------------------------------------------------------------

$      845.3    $      841.6     $      604.0     $      607.6      $      649.6   $      601.4     $     617.2
       356.3           463.8            307.0            316.2             296.1          259.9           279.0
       183.9           162.4            128.6            138.6              90.2              -               -
       154.3           233.3            130.6             98.9             136.4          138.0           170.7
        38.0            41.2             37.3             39.9              34.5              -               -
       108.0           116.8             87.9            103.1              79.5           34.3            32.6
       153.4           248.9            190.7            191.8             207.5          254.9           280.9
-----------------------------------------------------------------------------------------------------------------
$    1,839.2    $    2,108.0     $    1,486.1     $    1,496.1      $    1,493.8   $    1,288.5     $   1,380.4
-----------------------------------------------------------------------------------------------------------------

$      395.7    $      430.4     $      426.4     $      422.5      $      432.6   $      414.1     $     297.9
     1,636.7         1,711.0          1,785.0          1,750.7           1,821.7        1,858.8         1,604.7
     2,865.5         2,908.2          2,851.4          2,726.2           2,881.6        2,780.0         2,297.9
       760.6           818.1          1,118.5          1,120.2           1,134.3          864.5           498.2
       785.4           867.8          1,193.0          1,194.6           1,208.5          938.6           572.2
     2,082.8         2,113.9          2,222.5          2,071.8           2,186.4        2,061.7         1,694.5
-----------------------------------------------------------------------------------------------------------------

      18.6 %          27.5 %           (3.0)%           (8.6)%            (9.6)%          4.4 %           7.9 %

      11.1 %          12.2 %           (0.3)%           (4.3)%            (6.2)%          3.5 %           6.3 %

      36.5 %          38.7 %           50.3 %           54.1 %            51.9 %         41.9 %          29.4 %

      67.1 %          79.2 %          134.4 %          163.1 %           147.7 %         99.6 %          61.2 %
      35.2 %          39.4 %           70.0 %           32.0 %            37.0 %         37.0 %          37.0 %
$      336.2    $      607.7     $       80.9     $      (30.6)     $      109.5   $      156.6    $      238.4

$      106.9    $       96.0     $      216.1     $      121.8      $      139.5   $      159.7    $      214.1

$      27.97    $      24.52     $      18.92     $      20.10      $      22.55   $      26.21    $      26.24
$31.75-41.25    $26.50-53.50     $20.50-29.38     $18.00-24.63      $17.63-27.25   $18.63-30.38    $16.13-28.50

       1,446           1,402            1,460            1,437             1,604          1,244           1,266
         432             476              453              454               447            346             352
         211             229              189              202               126              -               -
         393             325              300              312               318            317             300
          64              60               76               76                65              -               -
       5,600           5,900            6,600            7,300             8,200          9,500          14,000
       5,000           5,500            6,000            6,600             6,900          7,200           5,100
-----------------------------------------------------------------------------------------------------------------

(4)  Dividends are declared quarterly.
(5) Total capitalization includes total debt, minority interests in subsidiaries, redeemable preferred stock and shareholders' equity.
(6) In 2000, 1999 and 1998, this ratio excludes the revaluation of debt due to acquisitions totaling $113.2 million, $128.6 million and $190.6 million, respectively.
(7) Newsprint sales do not include shipments from the Ponderay Newsprint Company, an unconsolidated entity.

                                                         2000 Annual Report  51

NOMINAL ANNUAL CAPACITY AND PRODUCTION BY PRODUCT LINE AND MILL

                                                   Annual               2000
(In short tons)                                   Capacity           Production
--------------------------------------------------------------------------------

Newsprint and uncoated groundwood specialties:
   Calhoun, Tennessee                             853,500             826,671
   Catawba, South Carolina                        272,500             263,787
   Liverpool, Nova Scotia                         277,000             255,729
   Grenada, Mississippi (1)                       268,900             115,654
   Thunder Bay, Ontario                           624,800             591,513
   Gatineau, Quebec                               571,000             490,038
   Dalhousie, New Brunswick                       263,000             259,821
   Usk, Washington (2)                            279,000             274,370
   Mokpo, Korea                                   303,800             270,077
Coated groundwood paper:
   Catawba, South Carolina                        358,000             355,441
   Benton Harbor, Michigan                         60,000              43,987
Market pulp:
   Catawba, South Carolina                        269,500             259,046
   Calhoun, Tennessee                             219,000             200,707
   Thunder Bay, Ontario                           600,000             596,062
Lumber (3)                                        288,000             224,243
--------------------------------------------------------------------------------

(1)  The Grenada, Mississippi, facility was acquired in August 2000.
(2) Represents the Ponderay Newsprint Company, which is 40% owned. Capacity and production are shown at 100%.
(3)  Figures are in mbf (thousands of board feet).

52  Bowater

BOARD OF DIRECTORS

Arnold M. Nemirow (1)
Chairman, President and Chief Executive
Officer of Bowater
Director since 1994
Age: 57

Francis J. Aguilar (1,2,4)
Professor Emeritus
Harvard University Graduate School of Business
Director since 1984
Age: 68

H. David Aycock (1)
Retired Chairman, Chief Executive Officer and President
Nucor Corporation
Steel and Steel Products
Director since 1987
Age: 70

Richard Barth (2,5)
Retired Chairman, President and Chief Executive Officer
Ciba-Geigy Corporation
Diversified Chemical Products
Director since 1991
Age: 69

Kenneth M. Curtis (5)
Attorney At Law and Senior Member
Curtis Thaxter Stevens Broder & Micoleau
Limited Liability Company, P.A.
Director since 1993
Age: 70

Cinda A. Hallman
Senior Vice President Global Systems & Processes
E.I. du Pont de Nemours and Company
Science and Technology
Director since 2000
Age: 56

Charles J. Howard (2,3)
Chairman
Howard, Barclay & Associates Ltd.
Investment Counseling
Director since 1997
Age: 58

James L. Pate (3,4)
Chairman
Pennzoil-Quaker State Company
Consumer Products
Director since 1996
Age: 65

John A. Rolls (3,5)
President and Chief Executive Officer
Thermion Systems International
Aerospace and Industrial Heating Systems
Director since 1990
Age: 59

Arthur R. Sawchuk (4,5)
Chairman
Manulife Financial Corporation
Insurance and Financial Services
Director since 1998
Age: 65


(1) Executive Committee
(2) Audit Committee
(3) Finance Committee
(4) Human Resources and Compensation Committee
(5) Nominating and Governance Committee

                                                         2000 Annual Report  53

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

   Peter Pugh
   Vice President and Resident Manager -
   Grenada Operations

R. Donald Newman
Vice President -
Canadian Newsprint Operations

   Edward J. Broadhurst
   Vice President - Operations Technology

   Don P. Campbell
   Vice President and Resident Manager -
   Thunder Bay Operations

   Patrice Cayouette
   Vice President and Resident Manager -
   Gatineau Operations

   Luc Lachapelle
   Vice President and Resident Manager -
   Dalhousie Operations

   Roger A. Loney
   Vice President and Resident Manager -
   Mersey Operations

   Marc Regnier
   Vice President and General Counsel -
   Canadian Newsprint Operations

Tony K. Bond
Vice President - Business Planning and Strategy

C. Randy Ellington
Vice President - North American Newsprint Sales

Larry G. Green
Vice President - Purchasing and Transportation

William C. Morris
Vice President - International Newsprint Sales

Craig B. Stevens
Vice President - Administration and Planning

Coated Paper Division
E. Patrick Duffy
President - Coated Paper Division

James H. Dorton
Vice President - Business Planning and Strategy

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

Jean Beaulieu
Vice President - Lumber and Quebec
Woodlands Operations

J. Frank Pickle
Vice President - Southern Woodlands Operations

Jon M. Porter
Vice President - Mersey Woodlands Operations

Colin R. Wolfe
Vice President - Administration and Planning


                           [PHOTO OF MANAGEMENT TEAM]


54  Bowater

SHAREHOLDER INFORMATION

ANNUAL MEETING

Bowater's annual meeting of shareholders will be held on Wednesday, May 9, 2001, at 11:00 a.m. at The Gunter Theatre of the Peace Center for the Performing Arts, Greenville, South Carolina.

STOCK LISTINGS

Bowater Incorporated common stock is listed on the New York Stock Exchange (stock symbol BOW), U.S. regional exchanges and the London Stock Exchange. A special class of stock exchangeable into Bowater common stock is listed on the Toronto Stock Exchange (stock symbol BWX).

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

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Bowater has a Dividend Reinvestment and Stock Purchase Plan. Information is available from the Bank of New York.

INDEPENDENT AUDITORS

KPMG LLP
55 Beattie Place
Suite 600
Greenville, SC 29601
864-250-2600

COMMON STOCK REGISTRARS AND TRANSFER AGENTS (BOW):

The Bank of New York
Shareholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286
Toll Free: 888-269-8845

e-mail: Shareowner-svcs@bankofny.com
Website: http://stock.bankofny.com

CIBC Mellon Trust Company
Balfour House
390 High Road
Ilford, Essex, 1G1 1NQ
England
Tel: 081-478-1888
Fax: 081-553-0784

EXCHANGEABLE SHARE STOCK REGISTRAR AND TRANSFER AGENT (BWX):

Computershare Investor Services Inc.
1800 McGill College Avenue
7th Floor
Montreal, Quebec H3A 3K9
Canada
Toll Free: 800-564-6253

Website:
http://www.computershare.com
(Note: Computershare pur-
chased the stock transfer
and corporate trust business
of Montreal Trust as of
June 1, 2000.)

CORPORATE SERVICES, STOCK TRANSFER SERVICES

Tel: 514-982-7178
Fax: 514-982-7580

Picture on the left (from left to right):

Front row:
Arthur D. Fuller, Wendy C. Shiba, Robert A. Moran, David J. Steuart

Middle row:
William G. Harvey, James H. Dorton, Arnold M. Nemirow, Jerry R. Gilmore, Michael F. Nocito

Back row:
Steven G. Lanzl, E. Patrick Duffy, Anthony H. Barash, R. Donald Newman, James T. Wright, David G. Maffucci, Richard K. Hamilton

COMMON STOCK PRICES

Price ranges of Bowater's common stock during 2000 and 1999 as reported on the New York Stock Exchange were:

                                 2000                          1999
--------------------------------------------------------------------------------
                          High            Low           High            Low
--------------------------------------------------------------------------------
First quarter           $ 59.00         $ 42.06       $ 46.00         $ 37.13
Second quarter          $ 57.94         $ 44.13       $ 55.94         $ 39.00
Third quarter           $ 54.06         $ 44.94       $ 59.94         $ 47.88
Fourth quarter          $ 58.50         $ 44.81       $ 56.19         $ 46.88

designed and produced by see see eye / Atlanta, Georgia

Incorporated

CORPORATE HEADQUARTERS

Bowater Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, SC 29602
864-271-7733
864-282-9482 (FAX)
http://www.bowater.com


DIVISION HEADQUARTERS

Newsprint Division
55 East Camperdown Way
P.O. Box 1028
Greenville, SC 29602
864-271-7733

Coated Paper Division
11440 Carmel Commons Boulevard
Suite 201
Charlotte, NC 28226
704-540-2667

Pulp Division
5420 North Service Road
Burlington, ON L7L 6C7
Canada
800-205-PULP

Forest Products Division
5020 Highway 11 South
Calhoun, TN 37309
423-336-7195


DIVISION SALES OFFICES

Newsprint Division
2000 Regency Parkway
Suite 380
Cary, NC 27511
919-467-6422

547 West Jackson Boulevard
Suite 1505
Chicago, IL 60661
312-588-2301

100 Merchant Street
Suite 195
Cincinnati, OH 45246
513-772-2744

3155 Route 10
Suite 101
Denville, NJ 07834
973-537-1070

55 East Camperdown Way
P. O. Box 1028
Greenville, SC 29602
864-271-7733

5309 Village Creek Dr.
Suite 104
Plano, TX 75093
972-713-6555

2033 Sixth Avenue
Suite 320
Seattle, WA 98121
206-728-0175

15310 Amberly Drive
Suite 250-50
Tampa, FL 33647
813-977-4945

Bowater S. America Ltda.
Rua Engenheiro Carlos
Estevenson, #80
Sala #51 Lyon Office Center
Nova Campinas, Sao Paulo
Brazil CEP 13092310
5519-3259-1192

300 March Road
Suite 444
Kanata, ON  K2K 2E2
Canada
888-333-9933

Bowater Europe Limited
Carolyn House
26 Dingwall Road
Croydon, Surrey CRO 9XF
England
44-208-667-0303

Bowater Japan Limited
Imperial Hotel Main Building 5F
Room 504
1-1-1 Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-8558
Japan
81-3-5521-2560

Bowater-Halla Paper
Company Ltd.
11F Hong Woo Building
945-1 Daechi-Dong
Kangnam-Gu, Seoul
Korea
822-567-1576

Bowater Asia Pte Ltd.
260 Orchard Road, #08-09
The Heeren
Singapore 238855
65-835-0488

Coated Paper Division
11440 Carmel Commons
Boulevard
Suite 201
Charlotte, NC 28226
704-540-2667

650 Warrenville Road
Suite 410
Lisle, IL 60532
630-960-9797

Park 80 West, Plaza 1
3rd Floor
Saddle Brook, NJ 07663
201-368-3611

Pulp Division
11440 Carmel Commons
Boulevard
Suite 201
Charlotte, NC 28226
800-669-5452

CANADIAN NEWSPRINT OPERATIONS

1250 Rene-Levesque
Boulevard West
Montreal, Quebec  H3B 4Y3
Canada
514-846-4811



(C) Bowater Incorporated
Printed in U.S.A.

Bowater Incorporated is an equal opportunity employer

     is a registered trademark of Bowater Incorporated

Ce rapport est disponible en version francaise.

This report is available in English and French at http://www.bowater.com